Filed by Smurfit Kappa Group plc
(Commission File No. 333-178633)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: WestRock Company
(Commission File No. 001-38736)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice as soon as possible from your stockbroker, bank, solicitor, accountant or other appropriate independent professional financial adviser (being, in the case of persons in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000, as amended (“FSMA”), in the case of persons in Ireland, an adviser authorised or exempted under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) or the Investment Intermediaries Act 1995 (as amended), or from another appropriately authorised independent financial adviser if you are in a territory outside of the United Kingdom or Ireland).

Certain terms used in this Prospectus, including capitalised terms and certain technical and other items, are defined and explained in Part 17 (Definitions and Glossary) of this Prospectus.

This document constitutes a prospectus (the “Prospectus”) for the purposes of assimilated Regulation (EU) 2017/1129 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) relating to Smurfit WestRock Limited (to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion (as defined below)) (“Smurfit WestRock” or the “Company”), in connection with the admission to the standard listing segment of the Official List of the UK Financial Conduct Authority (the “FCA”) and to trading on London Stock Exchange plc’s (the “LSE”) main market for listed securities (together, the “UK Admission”) of all of the ordinary shares in Smurfit WestRock, with a nominal value of $0.001 each (the “Smurfit WestRock Shares”). Admission to trading on the LSE’s main market for listed securities constitutes admission to trading on a UK regulated market. Subject to the FCA’s proposed new Listing Rules (as proposed under Consultation Paper CP23/31 published by the FCA in December 2023 and subsequently set out in the Draft UK Listing Rules Instrument 2024 published by the FCA in March 2024, and which are currently in draft form for consultation purposes) (the “Draft New UK Listing Rules”) being implemented by the FCA in their current form and taking effect at the relevant time following Completion (as defined below), Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. As at the date of this Prospectus, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

The UK Admission will take place following the implementation of a proposed combination (the “Combination”) of Smurfit Kappa Group plc and WestRock Company, to be implemented by means of: (i) an acquisition by Smurfit WestRock of the entire issued share capital of Smurfit Kappa Group plc by means of a scheme of arrangement (the “Scheme”) under Section 450 of the Companies Act 2014 of Ireland (as amended) (the “Irish Companies Act”) (the “Smurfit Kappa Share Exchange”); and (ii) a merger between Sun Merger Sub, LLC (“Merger Sub”), a wholly-owned subsidiary of Smurfit WestRock, with and into WestRock Company, with WestRock Company surviving the merger as a wholly-owned subsidiary of Smurfit WestRock (the “Merger”). Upon completion of the Combination (“Completion”), Smurfit Kappa Group plc and WestRock Company will each become wholly-owned subsidiaries of Smurfit WestRock and Smurfit WestRock will continue as the new holding company of the combined group of Smurfit Kappa and WestRock (the “Combined Group”). Smurfit WestRock has, and until just prior to Completion will have, no material operations, assets or liabilities, except for matters incidental to its formation or undertaken in connection with the Combination.

Unless the context otherwise requires, this Prospectus has been drawn up on the assumption that the Combination will become effective as disclosed in further detail in this Prospectus. Applications for the UK Admission of the Smurfit WestRock Shares are intended to be made as set out in this Prospectus. It is expected that, subject to the conditions (the “Conditions”) to the proposed Combination being satisfied or, where appropriate, waived, the UK Admission will become effective and dealings on the LSE in the Smurfit WestRock Shares will commence at 8:00 a.m. UK time on the first Business Day following Completion.

This Prospectus has been prepared in accordance with the Prospectus Regulation Rules of the FCA made under section 73A of FSMA (the “Prospectus Regulation Rules”). This Prospectus has been approved by the FCA (as competent authority under the UK Prospectus Regulation in accordance with section 87A of the FSMA). The FCA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the UK Prospectus Regulation, and such approval should not be considered as an endorsement of the issuer that is, or the quality of the securities that are, the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities.

INVESTING IN SMURFIT WESTROCK SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS THAT SHOULD BE CAREFULLY CONSIDERED BEFORE INVESTING IN SMURFIT WESTROCK SHARES.

Smurfit WestRock has established arrangements to enable investors to settle interests in Smurfit WestRock Shares through the CREST System. Securities issued by non-UK incorporated companies, such as Smurfit WestRock, cannot be held or transferred electronically in the CREST System. However, Depositary Interests allow such securities to be dematerialised and settled electronically through CREST. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST System. Investors should note that it is the Depositary Interests which will be used to settle trades of Smurfit WestRock Shares through CREST and not Smurfit WestRock Shares directly.

Smurfit WestRock, the current directors of Smurfit WestRock whose names appear on page 52 of this Prospectus (the “Current Directors”), and those individuals who have agreed to become directors of Smurfit WestRock on Completion, whose names appear on page 52 of this Prospectus (the “Proposed Directors”), accept responsibility for the information contained in this Prospectus. To the best of the knowledge of Smurfit WestRock, the Current Directors and the Proposed Directors, the information contained in this Prospectus is in accordance with the facts and this Prospectus makes no omission likely to affect its import.

SMURFIT WESTROCK LIMITED

(to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion)

(incorporated and registered in Ireland under the Irish Companies Act with registered number 607515)

Application for admission of up to 550,000,000 ordinary shares in Smurfit WestRock Limited (to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion), with a nominal value of $0.001 each, to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on London Stock Exchange plc’s main market for listed securities

YOU SHOULD READ THIS PROSPECTUS IN ITS ENTIRETY. IN PARTICULAR, ATTENTION IS DRAWN TO PART 1 (RISK FACTORS) OF THIS PROSPECTUS. CERTAIN TERMS USED IN THIS PROSPECTUS ARE DEFINED IN PART 17 (DEFINITIONS AND GLOSSARY) OF THIS PROSPECTUS.

No person has been authorised to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been so authorised. Any delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of Smurfit WestRock, Smurfit Kappa or WestRock since, or that the information contained herein is correct at any time subsequent to, the date of this Prospectus. Smurfit WestRock will comply with its obligation to publish a supplementary prospectus containing further updated information if so required by law or by any regulatory authority but assumes no further obligation to publish additional information.

This Prospectus is being made available to the public in accordance with the UK Prospectus Regulation and can be accessed free of charge in electronic form on https://www.smurfitkappa.com/investors/smurfitwestrock.

The contents of this Prospectus are not to be construed as legal, financial or tax advice. Each recipient of this Prospectus should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice. None of Smurfit WestRock, Smurfit Kappa, WestRock, the Banks (as defined below), or any of their respective representatives is making any representation to any prospective investor in the Smurfit WestRock Shares regarding the legality of an investment in the Smurfit WestRock Shares by such prospective investor under the laws applicable to such prospective investor.

This Prospectus has been prepared as a requirement for the UK Admission of the Smurfit WestRock Shares following Completion. For the avoidance of doubt, the allotment of such Smurfit WestRock Shares will, if the Combination becomes effective, occur as a consequence of the terms of the Combination and not in pursuance of any offer to sell or exchange or invitation to purchase, or the solicitation of an offer or invitation to purchase or subscribe for, any securities of Smurfit WestRock.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY, ANY SMURFIT WESTROCK SHARES TO ANY PERSON IN ANY JURISDICTION. THE DISTRIBUTION OF THIS PROSPECTUS IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN OR WILL BE TAKEN BY SMURFIT WESTROCK TO PERMIT A PUBLIC OFFERING OF THE SMURFIT WESTROCK SHARES OR TO PERMIT THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS (OR ANY OTHER OFFERING OR PUBLICITY MATERIALS RELATING TO THE SMURFIT WESTROCK SHARES) IN ANY JURISDICTION WHERE ANY ACTION THAT HAS NOT BEEN TAKEN BY SMURFIT WESTROCK MAY BE REQUIRED FOR THAT PURPOSE. NEITHER THIS PROSPECTUS NOR ANY OTHER MATERIAL RELATING TO IT MAY BE DISTRIBUTED OR PUBLISHED IN ANY JURISDICTION EXCEPT UNDER CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS. IN PARTICULAR, SUBJECT TO CERTAIN EXCEPTIONS, THIS PROSPECTUS, AND ANY OTHER SUCH DOCUMENTS SHOULD NOT BE DISTRIBUTED, FORWARDED TO OR TRANSMITTED INTO THE RESTRICTED JURISDICTIONS. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE COMPANIES AND PERSONS INVOLVED IN THE COMBINATION DISCLAIM ANY RESPONSIBILITY OR LIABILITY FOR THE VIOLATION OF ANY SUCH RESTRICTIONS BY ANY PERSON.

This Prospectus does not constitute the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make such proxy solicitation in that jurisdiction, neither does it constitute a solicitation of any vote or approval of shareholders of WestRock (the “WestRock Shareholders”). No offering of securities by Smurfit WestRock shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended (the “US Securities Act”). In connection with the Combination, Smurfit WestRock has filed with the US Securities and Exchange Commission (the “US SEC”) a registration statement on Form S-4 (Reg. No. 333-278185) (as amended and as may be further amended or supplemented from time to time, the “US Registration Statement”), which was declared effective by the US SEC on 26 April 2024, that includes a prospectus (the “US Prospectus”) relating to the offer and sale of Smurfit WestRock Shares to WestRock Shareholders pursuant to the Merger. In addition, on 26 April 2024, WestRock filed a separate definitive proxy statement with the US SEC with respect to the special meeting of WestRock Shareholders in connection with the Merger (as it may be amended or supplemented from time to time, the “US Proxy Statement”). WestRock commenced mailing of the US Proxy Statement to WestRock Shareholders on or about 1 May 2024. YOU ARE URGED TO READ THE US REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE US SEC IN CONNECTION WITH THE COMBINATION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION, THE PARTIES TO THE COMBINATION, THE RISKS ASSOCIATED WITH THE COMBINATION AND RELATED MATTERS, INCLUDING INFORMATION ABOUT CERTAIN OF THE PARTIES’ RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE COMBINATION AND ABOUT THEIR INTERESTS IN THE SOLICITATION. The US Registration Statement, the US Prospectus, the US Proxy Statement and other documents filed by Smurfit WestRock, Smurfit Kappa and WestRock with the US SEC are available free of charge at the US SEC’s website at www.sec.gov. In addition, investors and shareholders or stockholders are able to obtain free copies of the US Registration Statement, the US Proxy Statement and other documents filed with the US SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia 30328, United States, or by calling +1 (770) 448-2193, and are able to obtain free copies of the US Registration Statement, the US Prospectus and other documents filed with the US SEC by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The contents of these websites, the US Registration Statement, the US Proxy Statement, the US Prospectus and other documents filed or to be filed with the US SEC are not incorporated into this Prospectus by reference and do not form part of this Prospectus.

Citigroup Global Markets Limited (“Citi”), which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting as lead financial adviser to Smurfit Kappa and as listing adviser to Smurfit WestRock and no one else in connection with the matters set out in this Prospectus. Citi and its affiliates and their respective directors, officers, employees and agents will not regard any other person (whether or not a recipient of this Prospectus) as a client in relation to the matters set out in this Prospectus and will not be responsible to anyone other than Smurfit Kappa and Smurfit WestRock for providing the protections afforded to their clients nor for providing advice in relation to the contents of this Prospectus or any other matter referred to herein. Neither Citi, nor any of its affiliates, directors, officers or employees owes or accepts any duty, responsibility or liability whatsoever (directly or indirectly, whether in contract, tort, statute or otherwise), and disclaims any liability, to any person who is not its client in connection with the Combination, the contents of this Prospectus or any transaction arrangement or other matter referred to herein.

PJT Partners (UK) Limited (“PJT Partners”), which is authorised and regulated by the FCA in the United Kingdom, is acting as financial adviser to Smurfit Kappa and Smurfit WestRock and no one else in connection with the Combination and the matters set out in this Prospectus and will not be responsible to anyone other than Smurfit Kappa and Smurfit WestRock for providing the protections afforded to clients of PJT Partners, nor for providing advice in relation to the contents of this Prospectus or any other matter referred to herein. Neither PJT Partners nor any of its or their subsidiaries, branches, affiliates, directors or employees owes or accepts any duty, liability, or responsibility whatsoever (directly or indirectly, whether in contract, in tort, under statute or otherwise) to any person who is not a client of PJT Partners in connection with this Prospectus, any statement contained herein, the Combination or otherwise, and its affiliates disclaim any and all such liability.

Evercore Group L.L.C. (“Evercore”) is acting as financial adviser to the WestRock Board and no one else in connection with the Combination and will not be responsible to anyone other than WestRock for providing the protections afforded to its clients or for providing advice in relation to the Combination, the contents of this Prospectus or any other matter referred to herein. Neither Evercore nor any of its affiliates or their respective directors, officers or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with this Prospectus, any statement contained herein or otherwise and Evercore and its affiliates disclaim any and all such liability.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial adviser to WestRock and no one else in connection with the Combination and will not be responsible to anyone other than WestRock for providing the protections afforded to its clients or for providing advice in relation to the Combination, the contents of this Prospectus or any other matter referred to herein. Neither Lazard nor any of its affiliates or their respective directors, officers or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Prospectus, any statement contained herein or otherwise, and Lazard and its affiliates disclaim any and all such liability.

Apart from the responsibilities and liabilities, if any, which may be imposed on Citi, PJT Partners, Evercore and/or Lazard (together, the “Banks”) by FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, none of the Banks nor any of their respective affiliates, directors, officers, employees and advisers, accepts any responsibility whatsoever for the contents of this Prospectus including its accuracy, completeness and verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Smurfit WestRock, the Smurfit WestRock Shares or the Combination. Each of the Banks and each of their respective affiliates accordingly disclaim, to the fullest extent permitted by applicable law, any and all liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise be found to have in respect of this Prospectus or any such statement. No representation or warranty express or implied, is made by any of the Banks or any of their respective affiliates as to the accuracy, completeness, verification or sufficiency of the information set out in this Prospectus, and nothing in this Prospectus will be relied upon as a promise or representation in this respect, whether or not to the past or future.

In this Prospectus, save where the context otherwise requires, references to Smurfit WestRock Shares in the context of the admission to trading on the LSE’s main market for listed securities include any Depositary Interests.

Neither the contents of Smurfit WestRock’s, Smurfit Kappa’s or WestRock’s websites (or any other website) nor the content of any website accessible from hyperlinks on Smurfit WestRock’s, Smurfit Kappa’s or WestRock’s websites (or any other website) is incorporated into, or forms part of this Prospectus, or has been approved by the FCA.

The date of publication of this Prospectus is 14 May 2024.

SUMMARY

SECTION A—INTRODUCTION AND WARNINGS
A.1

Name and international securities identifier number (“ISIN”) of the securities

In relation to the proposed combination (the “Combination”) of Smurfit Kappa Group plc (together with its subsidiaries, “Smurfit Kappa”, save where the context otherwise requires) and WestRock Company (together with its subsidiaries, “WestRock”, save where the context otherwise requires), Smurfit WestRock Limited (to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion) (“Smurfit WestRock” or the “Company”) is expected to issue in aggregate up to 519,420,158 ordinary shares with a nominal value of $0.001 each (“Smurfit WestRock Shares”) to shareholders of Smurfit Kappa (“Smurfit Kappa Shareholders”) and shareholders of WestRock (“WestRock Shareholders”), comprising (i) up to 261,094,836 Smurfit WestRock Shares to be issued to Smurfit Kappa Shareholders pursuant to a scheme of arrangement (the “Scheme”) under Section 450 of the Companies Act 2014 of Ireland (as amended) (the “Irish Companies Act”); and (ii) up to 258,325,322 Smurfit WestRock Shares to be issued to WestRock Shareholders pursuant to a merger between Sun Merger Sub, LLC, a wholly-owned subsidiary of Smurfit WestRock, (“Merger Sub”) with and into WestRock, with WestRock surviving the merger as a wholly-owned subsidiary of Smurfit WestRock (the “Merger”) (in each case, based on the number of shares outstanding of both Smurfit Kappa and WestRock as at 5 May 2024 (being the latest practicable date prior to the date of this Prospectus for ascertaining certain information contained herein (the “Latest Practicable Date”) and certain other assumptions as set out elsewhere in this Prospectus).

Subject to completion of the Combination (“Completion”), applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the UK Financial Conduct Authority (the “FCA”) and to trading on London Stock Exchange plc’s (the “LSE”) main market for listed securities (together, the “UK Admission”). In connection with the Combination, Smurfit WestRock has filed with the US Securities and Exchange Commission (the “US SEC”) a registration statement on Form S-4 (the “US Registration Statement”), which was declared effective by the US SEC on 26 April 2024, to register the Smurfit WestRock Shares to be issued to WestRock Shareholders pursuant to the Merger under the US Securities Act of 1933, as amended (the “US Securities Act”). The issuance of the Smurfit WestRock Shares to be issued in connection with the Combination to Smurfit Kappa Shareholders has not been, and is not expected to be, registered under the US Securities Act or the securities laws of any other jurisdiction. The Smurfit WestRock Shares to be issued in connection with the Combination to Smurfit Kappa Shareholders will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the Scheme by the Irish High Court. Smurfit WestRock will apply, subject to Completion, for the Smurfit WestRock Shares to be issued pursuant to the Scheme and the Merger to be approved for listing on the New York Stock Exchange (the “NYSE”) (the “NYSE Admission”, and together with the UK Admission, the “Admission”).

A.2

Identity and contact details of the issuer, including its Legal Entity Identifier (LEI)

The registered office and principal place of business of Smurfit WestRock is Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland. Smurfit WestRock’s telephone number is +353 1 202 7000 and its legal entity identifier (“LEI”) number is 635400EGSEOPDW2EXS14.

A.3

Identity and contact details of the competent authority approving the Prospectus

This Prospectus has been approved by the FCA (as competent authority under assimilated Regulation (EU) 2017/1129 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”)), with its head office at 12 Endeavour Square, London, E20 1JN, and telephone number: +44 (0)20 7066 1000. The FCA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the UK Prospectus Regulation, and such approval should not be considered as an endorsement of the issuer that is, or of the quality of the securities that are, the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities.

A.4	Date of approval of the Prospectus This Prospectus was approved on 14 May 2024.
A.5

Warning

This summary should be read as an introduction to this Prospectus. Any decision to invest in Smurfit WestRock Shares should be based on a consideration of this Prospectus as a whole by the investor. An investor could lose all or part of their invested capital. Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus, or if it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the Smurfit WestRock Shares.

SECTION B—KEY INFORMATION ON THE ISSUER
B.1	Who is the issuer of the securities?
B.1.1

Domicile, legal form, LEI, jurisdiction of incorporation and country of operation

The Company was incorporated and registered in Ireland on 6 July 2017 under the Irish Companies Act as a private company limited by shares with registered number 607515, with the name Cepheidway Limited. On 11 December 2023, the Company changed its name to Smurfit WestRock Limited. It is anticipated that the Company will re-register as an Irish public limited company pursuant to Part 20 of the Irish Companies Act prior to Completion, at which point the Company’s name will change to Smurfit WestRock plc. The Company’s LEI number is 635400EGSEOPDW2EXS14.

B.1.2

Principal activities

The Combined Group

The combined group of Smurfit Kappa and WestRock (the “Combined Group”) will be established as a result of the Combination. Smurfit WestRock believes the Combination will create a global ‘go-to’ packaging partner of choice and represents a highly compelling opportunity to create value for stakeholders. The Combination brings together two highly complementary portfolios and sets of capabilities benefitting customers, employees and shareholders. The Combined Group will have extensive geographic reach and scale with operations in attractive product segments and growing markets.

Smurfit Kappa

Smurfit Kappa is one of the world’s largest integrated manufacturers of paper-based packaging products in terms of volumes and sales, with operations in Europe, Latin America, North America and Africa. Smurfit Kappa owns and operates mills and plants, which primarily produce a number of grades of containerboard that it converts into corrugated containers or sells to third parties. Smurfit Kappa also produces other types of paper, such as consumer packaging board, sack paper, graphic paper, solidboard and graphicboard, and other paper-based packaging products, such as consumer packaging, solidboard packaging, paper sacks and other packaging products such as bag-in-box. Smurfit Kappa generated net sales of $12.1 billion, $13.5 billion and $11.9 billion for the three financial years ended 31 December 2023, 2022 and 2021, respectively.

WestRock

WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. With over 55,000 employees as of 31 March 2024, WestRock partners with its customers to provide sustainable paper and packaging solutions that help them win in the marketplace. WestRock produces linerboard and corrugated medium (“containerboard”), paperboard, and non-packaging grades of paper, as well as converted products such as folding cartons and corrugated boxes, among other products. WestRock generated net sales of $9.3 billion for the six months ended 31 March 2024 and $20.3 billion, $21.3 billion and $18.7 billion for the three financial years ended 30 September 2023, 2022 and 2021, respectively.

B.1.3

Major shareholders

As at Latest Practicable Date, Matsack Nominees Limited, a nominee shareholder which is a wholly-owned subsidiary of Matsack Trust Limited, a professional services company that is controlled by Matheson LLP, legal advisers to Smurfit WestRock as to Irish law (“Matsack Nominees”), is the sole Shareholder of Smurfit WestRock, holding 100 ordinary shares with a nominal value of €1.00 each, all of which are fully paid up. Insofar as known to Smurfit WestRock, immediately following Completion, the following persons may be interested directly or indirectly in 5% or more of the enlarged issued share capital of Smurfit WestRock, which is notifiable under Chapter 5 of the disclosure guidance and transparency rules of the FCA (the “DTRs”):

Name	Known number of Smurfit Kappa Shares as at the Latest Practicable Date(1)	Known number of WestRock Shares as at the Latest Practicable Date(2)		Anticipated number of Smurfit WestRock Shares to be received pursuant to the Combination(3)	Anticipated percentage of the enlarged issued share capital of Smurfit WestRock immediately following Completion(3)
BlackRock, Inc.	23,412,793	25,049,401	(4)	48,462,194	9.3%
The Vanguard Group, Inc.	-	31,052,296	(5)	31,052,296	6.0%
Total	23,412,793	56,101,697		79,514,490	15.3%

Notes:

(1)	Insofar as known to Smurfit WestRock, based on notified shareholdings under the Transparency (Directive 2004/109/EC) Regulations 2007 (S.I. 277 of 2007), as amended (the “Irish Transparency Regulations”) of 3% or more of the issued ordinary share capital of Smurfit Kappa Group plc.
(2)	Insofar as known to Smurfit WestRock, based on filings under Sections 13(d) and 13(g) of the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”) by beneficial owners of more than 5% of the issued ordinary share capital of WestRock Company. Ownership interests as reported under Sections 13(d) or 13(g) of the US Exchange Act may not be consistent with beneficial ownership as may be reported under the DTRs. For instance, under US SEC rules, a person “beneficially owns” securities if that person has or shares the power to vote or dispose of the securities. The person also “beneficially owns” securities that the person has the right to acquire within 60 days.
(3)	Figures are indicative only and such persons’ interests in Smurfit WestRock Shares as at Completion may differ from the interests set out in this table.
(4)	Based on a Schedule 13G/A filed on 24 January 2024, with respect to WestRock Shares, BlackRock, Inc. has sole voting power over 23,197,648 of these shares and sole dispositive power over 25,049,401 of these shares.
(5)	Based on a Schedule 13G/A filed on 13 February 2024, with respect to WestRock Shares, The Vanguard Group, Inc. has sole dispositive power over 29,937,958 of these shares, shared voting power over 316,147 of these shares and shared dispositive power over 1,114,338 of these shares.

Smurfit WestRock is not aware that upon Completion it will be directly or indirectly controlled, nor is it aware of any arrangement the operation of which may at a subsequent date result in a change of control of Smurfit WestRock. Upon Completion, none of the expected major Smurfit WestRock Shareholders will have different voting rights from other Smurfit WestRock Shareholders.

B.1.4

Key managing directors

As of the date of this Prospectus, the members of Smurfit WestRock’s board of directors (the “Smurfit WestRock Board”) are Anthony Smurfit and Ken Bowles (the “Current Directors”). At Completion, the Smurfit WestRock Board will be drawn from the board of directors of Smurfit Kappa (the “Smurfit Kappa Board”) and the board of directors of WestRock (the “WestRock Board”) and is expected to comprise the following individuals (the “Proposed Directors”):

Name	Age	Position	Currently a Director of Smurfit Kappa / WestRock
Irial Finan	66	Chair	Smurfit Kappa
Anthony Smurfit	60	President, Group Chief Executive Officer and Director	Smurfit Kappa
Ken Bowles	53	Executive Vice President, Group Chief Financial Officer and Director	Smurfit Kappa
Carol Fairweather	63	Non-Executive Director	Smurfit Kappa
Mary Lynn Ferguson-McHugh	64	Non-Executive Director	Smurfit Kappa
Kaisa Hietala	53	Non-Executive Director	Smurfit Kappa
Lourdes Melgar	61	Non-Executive Director	Smurfit Kappa
Jørgen Buhl Rasmussen	68	Non-Executive Director	Smurfit Kappa
Colleen F. Arnold	67	Non-Executive Director	WestRock
Timothy J. Bernlohr	65	Non-Executive Director	WestRock
Terrell K. Crews	68	Non-Executive Director	WestRock
Suzan F. Harrison	66	Non-Executive Director	WestRock
Dmitri L. Stockton	60	Non-Executive Director	WestRock
Alan D. Wilson	66	Non-Executive Director	WestRock

B.1.5

Identity of the statutory auditors

KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee (hereinafter “KPMG”) with its address at 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03, Ireland, who are registered to carry out audit work by Chartered Accountants Ireland, audited and rendered an unqualified auditor’s report in respect of the consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023 included in this Prospectus.

Ernst & Young LLP (“EY”), an independent registered public accounting firm, with its address at 55 Ivan Allen Jr Blvd, NW Suite 1000, Atlanta GA, 30308, United States, and registered to provide audit services by the Public Company Accounting Oversight Board (United States) (“PCAOB”), audited and rendered an unqualified auditor’s report in respect of the consolidated financial statements of WestRock as at and for the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, included in this Prospectus.

Following Completion, Smurfit WestRock intends to appoint one of the big four international audit firms as its auditor.

B.2	What is the key financial information regarding the issuer? Investors should read the whole of this Prospectus and not rely solely on the summarised financial information below.

Smurfit WestRock

Smurfit WestRock has, and until just prior to Completion will have, no material operations, assets or liabilities, except for any matters incidental to its formation or undertaken in connection with the Combination. Therefore, this Prospectus does not present any standalone financial information for Smurfit WestRock. Following Completion, Smurfit WestRock will prepare its financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”), and its financial year will run from 1 January to 31 December.

Smurfit Kappa

The tables below set out Smurfit Kappa’s summary financial information for the periods indicated, as reported in accordance with US GAAP. The financial information set forth below is extracted or derived from, and should be read in conjunction with, the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023 included in this Prospectus.

Summary Consolidated Statements of Operations

	Year ended 31 December
	(audited)
	($ million)
	2023	2022	2021
Net sales	12,093	13,509	11,933
Gross profit	3,054	3,272	2,678
Operating profit	1,372	1,558	1,257
Income before income taxes	1,138	1,426	1,078
Net income	826	1,035	802
Net income attributable to common stockholders	825	1,034	802

Summary Consolidated Balance Sheets

	As at 31 December
	(audited)
	($ million)
	2023	2022	2021
Cash and cash equivalents	1,000	841	985
Total current assets	4,570	4,822	4,643
Total assets	14,051	13,342	13,293
Total current liabilities	3,006	3,253	3,226
Non-current debt due after one year	3,669	3,568	3,770
Total stockholders’ equity	6,158	5,328	4,914
Total liabilities and equity	14,051	13,342	13,293

Summary Consolidated Statements of Cash Flows

	Year ended 31 December
	(audited)
	($ million)
	2023	2022	2021
Net cash provided by operating activities	1,559	1,433	1,082
Net cash used for investing activities	(931)	(1,020)	(1,172)
Net cash (used for) generated by financing activities	(479)	(431)	76
Cash, cash equivalents and restricted cash at beginning of period	841	985	1,106
Cash, cash equivalents and restricted cash at end of period	1,000	841	985

WestRock

The tables below set out WestRock’s summary financial information for the periods indicated, as reported in accordance with US GAAP. The financial information set forth below is extracted or derived from, and should be read in conjunction with, the audited consolidated financial statements of WestRock as at and for the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, and the unaudited, interim consolidated financial statements of WestRock as at and for the six months ended 31 March 2024, included in this Prospectus.

Summary Consolidated Statements of Operations

	Year ended 30 September			Six months ended 31 March
	(audited)			(unaudited)
	($ million)
	2023	2022	2021	2024	2023
Net sales	20,310.0	21,256.5	18,746.1	9,346.7	10,200.7
Gross profit	3,584.5	4,019.0	3,425.3	1,538.9	1,686.0
Operating (loss) profit	(1,511.5)	1,326.8	1,281.2	204.6	(1,825.7)
(Loss) income before income taxes	(1,704.6)	1,218.8	1,085.9	(10.6)	(2,066.5)
Consolidated net (loss) income	(1,644.2)	949.2	842.5	(6.3)	(1,958.0)
Net (loss) income attributable to common stockholders	(1,649.0)	944.6	838.3	(6.9)	(1,960.8)

Summary Consolidated Balance Sheets

	As at 30 September			As at 31 March
	(audited)			(unaudited)
	($ million)
	2023	2022	2021	2024
Cash and cash equivalents	393.4	260.2	290.9	494.7
Total current assets	6,993.1	5,985.4	5,659.6	6,343.3
Total assets	27,443.7	28,405.5	29,254.3	26,884.0
Total current liabilities	4,919.4	3,902.8	3,644.1	4,737.4
Long-term debt due after one year	8,050.9	7,575.0	8,025.3	7,718.2
Total equity	10,097.7	11,419.7	11,690.0	10,083.8
Total liabilities and equity	27,443.7	28,405.5	29,254.3	26,884.0

Summary Consolidated Statements of Cash Flows

	Year ended 30 September			Six months ended 31 March
	(audited)			(unaudited)
	($ million)
	2023	2022	2021	2024	2023
Net cash provided by operating activities	1,827.9	2,020.4	2,279.9	312.1	550.0
Net cash (used for) provided by investing activities	(1,507.2)	(776.0)	(676.0)	356.7	(1,343.5)
Net cash (used for) provided by financing activities	(193.5)	(1,281.3)	(1,580.4)	(569.7)	907.6
Cash, cash equivalents and restricted cash at beginning of period	260.2	290.9	251.1	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	393.4	260.2	290.9	494.7	363.4

There are no qualifications to the auditors’ reports on the historical financial statements included in this Prospectus.

B.3	Key pro forma financial information

The unaudited pro forma financial information of the Combined Group set out below addresses a hypothetical situation and has been prepared for illustrative purposes only; namely, to illustrate the effect on Smurfit WestRock’s net asset statement as if the Combination and the Financing had taken place as at 31 December 2023 and Smurfit WestRock’s statement of operations as if the Combination and the Financing had taken place as at 1 January 2023. The unaudited pro forma financial information does not purport to represent what the Combined Group’s financial position and results of operations actually would have been if the Combination and the Financing had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or the financial condition of the Combined Group at any future date. The unaudited pro forma financial information is presented in US dollars, the proposed reporting currency of Smurfit WestRock. It has been prepared in a manner consistent with the accounting policies to be adopted by Smurfit WestRock in preparing its next audited consolidated financial statements (being US GAAP). The unaudited pro forma financial information is based on (i) Smurfit Kappa’s audited consolidated balance sheet as of 31 December 2023 and audited consolidated statement of operations for the financial year ended 31 December 2023, and (ii) WestRock’s unaudited consolidated balance sheet as of 31 December 2023 and audited consolidated statement of operations for the financial year ended 30 September 2023.

Summary unaudited pro forma net assets statement

			Pro Forma Adjustments
	Smurfit Kappa as at 31 December 2023	WestRock as at 31 December 2023	Reclassification Adjustments	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma Combined Smurfit WestRock
	($ million)
Cash and cash equivalents	1,000	488	-	(1,418)	2,719	2,789
Total current assets	4,570	6,146	-	(894)	2,719	12,541
Total assets	14,051	26,746	-	1,241	2,719	44,757
Total liabilities	7,877	16,581	-	173	2,719	27,350
Net assets	6,174	10,165	-	1,068	-	17,407

Summary unaudited pro forma statement of operations

			Pro Forma Adjustments
	Smurfit Kappa year ended 31 December 2023	WestRock year ended 30 September 2023	Reclassification Adjustments	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma Combined Smurfit WestRock
	($ million)
Net sales	12,093	20,310	-	(95)	-	32,308
Gross profit	3,054	3,584	-	(791)	-	5,847
Operating profit (loss)	1,372	(1,512)	-	(802)	-	(942)
Income (loss) before income taxes	1,138	(1,705)	-	(835)	(154)	(1,556)
Net income (loss)	826	(1,645)	-	(750)	(135)	(1,704)
Net income (loss) attributable to common stockholders	825	(1,650)	-	(750)	(135)	(1,710)

B.4

What are the key risks that are specific to the issuer?

The following is a selection of the most material risks specific to the Combined Group. In making the selection, Smurfit WestRock has considered circumstances such as the possibility of the risk materialising on the basis of the current state of affairs, the potential impact that the materialisation of the risk could have on the Combined Group’s business, financial condition, results of operations and prospects, and the attention that management of the Combined Group would, on the basis of current expectations, have to devote to these risks if they were to materialise.

•       Smurfit Kappa and WestRock have been and may be in the future, and following Completion the Combined Group may be, materially adversely affected by factors that are beyond their control, such as economic and financial market conditions, geopolitical conflicts and other social and political unrest or change.

•       Extraordinary events may significantly impact Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, businesses.

•       Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely affected by uncertainty, downturns, actions taken by competitors (such as the addition of new capacity) or other changes in the paper and packaging industry; in addition, the cyclical nature of the paper and packaging industry could result in overcapacity and consequently threaten their pricing structures.

•       Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects.

•       Price fluctuations in, or shortages in the availability of, energy, transportation and raw materials could materially adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

•       Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks.

•       Each of Smurfit Kappa and WestRock face, and following Completion the Combined Group will face, challenges associated with ESG matters, including climate change and scarce resources.

•       Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on the Combined Group’s business, results of operations, financial condition and/or prospects.

•       Completion is subject to a number of conditions which may not be satisfied or waived, or which may not be capable of satisfaction without the imposition of undertakings, conditions, or divestments, which could be material.

•       The Combined Group may not realise all of the benefits of the Combination or such benefits may take longer than anticipated or may be lower than estimated.

•       The IRS may not agree with the conclusion that Smurfit WestRock is to be treated as a foreign corporation for US federal income tax purposes following the Combination or may assert that Smurfit WestRock is subject to certain adverse consequences for US federal income tax purposes.

SECTION C—KEY INFORMATION ON THE SECURITIES
C.1	What are the main features of the securities?
C.1.1

Type, class and ISIN

On UK Admission, the Smurfit WestRock Shares will be registered with ISIN number IE00028FXN24, SEDOL number BSMR1R8 and CUSIP number G8267P 108, and will trade on the LSE under the symbol “SWR”. When admitted to trading on the NYSE, the Smurfit WestRock Shares will trade under the symbol “SW”.

C.1.2

Currency, denomination, par value, number of securities issued and duration

At Completion, the authorised share capital of Smurfit WestRock will be $10,000,000 and €25,000, made up of 9,500,000,000 Smurfit WestRock Shares of $0.001 each, 500,000,000 preference shares of $0.001 each, and 25,000 deferred shares of €1.00 each. The Smurfit WestRock Shares will be denominated in US dollars and trade on the LSE in sterling.

C.1.3

Rights attaching to the Smurfit WestRock Shares

The Smurfit WestRock Shares will be issued and credited as fully paid, on identical terms and will each rank pari passu, including in respect of the right to receive and retain all dividends and other distributions (if any) declared, made or paid on the Smurfit WestRock Shares. The rights attaching to the Smurfit WestRock Shares may be subject to the terms of issue of any series or class of preference share allotted by the directors of Smurfit WestRock (the “Directors”) from time to time in accordance with the Smurfit WestRock Constitution, including the Series A Preference Shares.

C.1.4

Pre-emptive Rights

As a matter of Irish law, holders of Smurfit WestRock Shares will have a pre-emptive right with respect to any issuance of Smurfit WestRock Shares for cash consideration or the granting of rights to subscribe for Smurfit WestRock Shares for cash consideration, unless such pre-emptive right is dis-applied. Prior to Completion, it is expected that a shareholder resolution of Smurfit WestRock’s sole shareholder (Matsack Nominees) will be sought, authorising the Smurfit WestRock Board, for a period of 15 months from the Merger Effective Time or until the next annual general meeting of Smurfit WestRock, whichever is shorter, to limit or exclude such pre-emptive rights (i) in relation to any issue of Smurfit WestRock Shares and/or grant of rights to acquire Smurfit WestRock Shares for general purposes up to a maximum of such number of Smurfit WestRock Shares (or rights to acquire Smurfit WestRock Shares), as is equal to 5% of the total number of issued Smurfit WestRock Shares in issue following the Merger Effective Time and, further, (ii) in relation to any issue of Smurfit WestRock Shares and/or grant of rights to acquire Smurfit WestRock Shares in connection with or on the occasion of mergers, acquisitions and/or strategic alliances of up to a maximum of such number of Smurfit WestRock Shares (or rights to acquire Smurfit WestRock Shares), as is equal to 5% of the total number of issued Smurfit WestRock Shares in issue following the Merger Effective Time.

C.1.5

Rank of securities in the issuer’s capital structure in the event of insolvency

In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, of Smurfit WestRock, Smurfit WestRock Shareholders will be entitled to receive equally on a per share basis the remaining assets of Smurfit WestRock available for distribution after payment of all debts and other liabilities and subject to the rights of any holders of any class or series of shares having a preference over, or the right to participate with, the Smurfit WestRock Shares then may at the time be outstanding, including the Series A Preference Shares.

C.1.6

Restrictions on transfer

Subject to the Smurfit WestRock Constitution (which includes restrictions on transfer of shares which would be typical of an Irish public limited company) and the Irish Companies Act, there are no restrictions on the transferability of the Smurfit WestRock Shares. However, the transfer of Smurfit WestRock Shares into jurisdictions other than Ireland or the United Kingdom may be subject to specific regulations or restrictions.

C.1.7

Dividend policy

Smurfit WestRock believes that dividends are a central component of its objective to deliver value for Smurfit WestRock Shareholders and recognises the importance of dividends to Smurfit WestRock Shareholders. While there can be no assurance that Smurfit WestRock Shareholders will receive or be entitled to dividends that are equivalent to the historical dividends of Smurfit Kappa or WestRock, Smurfit WestRock intends to pay dividends to Smurfit WestRock Shareholders in line with Smurfit Kappa’s current attractive dividend policy. Smurfit Kappa has historically paid regular dividends and, following Completion, it is intended that Smurfit WestRock will declare dividends on a quarterly basis.

The timing and amount of future dividends are subject to the determination of the Smurfit WestRock Board. The Smurfit WestRock Board may, in its sole discretion, commence dividend payments, change the amount or frequency of dividend payments or discontinue the payment of dividends entirely. For these reasons, there can be no assurance as to the timing or level of future dividend payments that Smurfit WestRock Shareholders will receive because such determination on future dividends would be based on a number of considerations, including but not limited to, Smurfit WestRock’s results of operations, capital investment priorities, the market price of Smurfit WestRock Shares and access to capital markets, as well as legal requirements (including requirements relating to availability of distributable reserves), industry practice and other factors deemed relevant by the Smurfit WestRock Board. Under Irish law, Smurfit WestRock may only pay dividends, make distributions and also generally repurchase or redeem shares from its distributable reserves. Since Smurfit WestRock has not conducted any material activities other than those incidental to its formation and the matters contemplated by the Transaction Agreement, it does not yet have distributable reserves. Promptly following Completion, Smurfit WestRock intends to seek the approval of the Irish High Court to create distributable reserves of Smurfit WestRock by means of a reduction in capital, which is required for the creation of distributable reserves to be effective, as soon as practicable following the Merger Effective Time.

C.2

Where will the securities be traded?

Subject to Completion, applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities. On UK Admission, the Smurfit WestRock Shares will be registered with ISIN number IE00028FXN24 and SEDOL number BSMR1R8, and trade on the LSE under the symbol “SWR”. Subject to Completion, an application will also be made for the Smurfit WestRock Shares to be approved for listing on the NYSE. On NYSE Admission, the Smurfit WestRock Shares will trade on the NYSE under the symbol “SW” and CUSIP number G8267P 108.

Subject to the FCA’s proposed new Listing Rules (as proposed under Consultation Paper CP23/31 published by the FCA in December 2023 and subsequently set out in the Draft UK Listing Rules Instrument 2024 published by the FCA in March 2024, and which are currently in draft form for consultation purposes) (the “Draft New UK Listing Rules”) being implemented by the FCA in their current form and taking effect at the relevant time following Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. As at the date of this Prospectus, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

C.3

What are the key risks that are specific to the securities?

The following are the most material risks specific to the Smurfit WestRock Shares. In making the selection, Smurfit WestRock has considered circumstances, such as the possibility of the risks materialising and the potential impact which the materialisation of the risk could have on Smurfit WestRock Shareholders:

•       The market price and trading volume of Smurfit WestRock Shares may be particularly volatile in the period following Completion, and holders of the Smurfit WestRock Shares could lose a significant portion of their investment due to drops in the market price of the Smurfit WestRock Shares.

•        There has been no prior public market for Smurfit WestRock Shares on either the LSE or the NYSE, an active market for such securities may not develop or be sustained and trading prices may vary, and there is no guarantee that Smurfit WestRock Shares will be included in an S&P Index following Completion.

•        Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it. In the event that the Irish High Court does not approve the creation of distributable reserves, and distributable reserves of Smurfit WestRock are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as Smurfit WestRock has otherwise created sufficient distributable reserves.

SECTION D—KEY INFORMATION ON THE OFFER OF SECURITIES TO THE PUBLIC AND/OR THE ADMISSION TO TRADING ON A REGULATED MARKET
D.1

Under which conditions and timetable can I invest in this security?

This Prospectus does not constitute an offer or an invitation to any person to subscribe for or purchase any Smurfit WestRock Shares. It is expected that, subject to the Conditions being satisfied or, where appropriate, waived, the UK Admission will become effective and dealings on the LSE in the Smurfit WestRock Shares will commence at 8:00 a.m. on the first Business Day following Completion. The total costs, charges and expenses (including the listing fees of the FCA and the LSE, professional fees and expenses) payable by the Combined Group in connection with the UK Admission are estimated to be approximately $20 million.

D.2

Why is this prospectus being produced?

This Prospectus is being published by Smurfit WestRock in connection with the UK Admission, as contemplated by the terms of the Combination. This Prospectus does not constitute an offer or an invitation to any person to subscribe for or purchase any Smurfit WestRock Shares. Smurfit WestRock will not receive any proceeds in connection with the UK Admission. There are no conflicting interests that are material to the UK Admission.

Part 1
Risk Factors

Any investment in Smurfit WestRock Shares is subject to a number of risks. Prior to investing in Smurfit WestRock Shares, prospective investors should carefully consider the risk factors associated with any investment in Smurfit WestRock Shares, the Combined Group’s business and the industry in which it will operate, together with all other information contained in this Prospectus including, in particular, the risk factors described below.

Prospective investors should note that the risks relating to the Combined Group, its industry and the Smurfit WestRock Shares summarised in the section of the Prospectus headed “Summary” are the risks that the Current Directors, the Proposed Directors and Smurfit WestRock believe to be the most essential to an assessment by a prospective investor of whether to consider an investment in Smurfit WestRock Shares. However, as the risks which the Combined Group will face relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in the section of this Prospectus headed “Summary” but also, among other things, the risks and uncertainties described below.

The risk factors described below are not an exhaustive list or explanation of all risks which investors may face when making an investment in Smurfit WestRock Shares and should be used as guidance only. Additional risks and uncertainties relating to the Combined Group that are not currently known to Smurfit WestRock, or that Smurfit WestRock currently deems immaterial, may individually or cumulatively also have a material adverse effect on the Combined Group’s business, results of operations, financial condition and/or prospects, if any such risk should occur, the price of the Smurfit WestRock Shares may decline and investors could lose all or part of their investment. An investment in Smurfit WestRock Shares involves complex financial risks and is suitable only for investors who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. Investors should consider carefully whether an investment in Smurfit WestRock Shares is suitable for them in the light of the information in this Prospectus and their personal circumstances.

Risks Relating to the Combination

Completion is subject to a number of conditions which may not be satisfied or waived, or which may not be capable of satisfaction without the imposition of undertakings, conditions, or divestments, which could be material. These factors could jeopardise or delay, or result in conditions or restrictions on, Completion, lead to additional expenditures of money and resources and/or reduce the anticipated benefits of the Combination.

The Combination is subject to the Conditions, which are set out in full in the Transaction Agreement, and which include the following: (i) the Smurfit Kappa Shareholder Approval, (ii) the WestRock Shareholder Approval, (iii) the US Registration Statement having become effective in accordance with the US Securities Act and no stop order suspending the effectiveness having been issued by the US SEC and remaining in effect or any related proceeding being pending or threatened by the US SEC, (iv) all required approvals under US antitrust laws and other required jurisdictions having been obtained and no legal proceedings by any governmental entity under relevant antitrust laws being threatened in writing that is reasonably likely to enjoin, restrain or prevent the Combination, (v) the Smurfit WestRock Shares being approved for the NYSE Admission, subject to official notice of issuance of Smurfit WestRock Shares upon Completion, (vi) the FCA having acknowledged (and such acknowledgement having not been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE having acknowledged (and such acknowledgement having not been withdrawn) that the Smurfit WestRock Shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issuance of Smurfit WestRock Shares upon Completion, (vii) the accuracy (subject to certain standards) of the representations and warranties made by Smurfit Kappa and WestRock in the Transaction Agreement and compliance in all material respects by both parties with the covenants and agreements therein required to be complied with by them, (viii) the sanction of the Scheme by the Irish High Court, (ix) the absence of any statute, regulation, order or injunction which prevents or makes illegal the consummation of the Combination, (x) the absence of a material adverse effect on either party and (xi) other customary closing conditions. There can be no assurance as to when the Conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to achieve Completion.

As a result of the regulatory Conditions, various consents, orders and approvals must be obtained from regulatory and governmental entities, as summarised in paragraph 7 (Regulatory and merger control approvals) of Part 6 (Information on the Combination). Smurfit Kappa and WestRock have made, or will make, various filings and submissions with governmental entities in connection with, and pursuant to, the Transaction Agreement and are pursuing all required consents, orders and approvals in accordance with the terms of the Transaction Agreement. However, the required consents, orders and approvals may not be obtained and, as a result, the Conditions may not be satisfied. Even if all required consents, orders and approvals are obtained and all Conditions are satisfied, the consents, orders and approvals may include restrictive terms and conditions. Regulatory and governmental entities may impose conditions on the granting of consents, orders and approvals and if regulatory and governmental entities seek to impose conditions, lengthy negotiations may ensue among the regulatory or governmental entities, Smurfit Kappa and WestRock. These conditions and the process of obtaining these consents, orders and approvals could delay Completion and any such conditions may not be satisfied for an extended period of time following the WestRock Special Meeting, the Scheme Meeting and the EGM, if at all.

The conditions imposed by regulatory and governmental entities on the granting of consents, orders and approvals may also require divestitures of certain divisions, operations or assets of Smurfit Kappa or WestRock and may impose costs, limitations or other restrictions on the conduct of the business of Smurfit Kappa, WestRock or, following Completion, the Combined Group. Under the Transaction Agreement, Smurfit Kappa and WestRock have agreed to (i) propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, license, or disposition of any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock, including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, license, or disposition, and (ii) take any action, or agree to take any action, that would limit Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s freedom of action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock as may be required in order to obtain all clearances required under any antitrust law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Combination or delay Completion, in each case to permit and cause the applicable conditions to be satisfied as promptly as reasonably practicable and in any event prior to the End Date. To assist Smurfit Kappa in complying with these obligations, WestRock shall, and shall cause its subsidiaries to, enter into one or more agreements requested by Smurfit Kappa to be entered into by any of them prior to Completion with respect to any transaction to divest or other remedial action with respect to any of the businesses, assets, equity interests, product lines or properties of WestRock or any of its subsidiaries; provided, however, that the consummation of the transactions provided for in any such agreement for a remedial action shall be conditioned upon Completion. However, nothing in the Transaction Agreement requires Smurfit Kappa or WestRock, or permits, or shall be deemed to permit, WestRock, without the prior written consent of Smurfit Kappa, to take, agree to take, or consent to the taking of any remedial action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock, or any combination thereof, that in the aggregate generated total revenues in excess of $750,000,000 in the 12-month period ended 31 December 2022. See the paragraph entitled “Efforts to Obtain Required Approvals” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus for more information.

Compliance with any conditions imposed by regulatory and governmental entities may reduce the anticipated benefits of the Combination, which could also have a material adverse effect on the Combined Group’s business, results of operations, financial condition and/or prospects, and neither Smurfit Kappa nor WestRock can predict, what, if any, changes may be required by regulatory or governmental entities whose consents, orders or approvals are required.

The Combined Group may not realise all of the benefits of the Combination or such benefits may take longer than anticipated or may be lower than estimated.

Smurfit Kappa and WestRock have entered into the Transaction Agreement because they believe that the Combination will be beneficial to their respective companies and shareholders or stockholders, and that combining the businesses of Smurfit Kappa and WestRock will produce benefits and run-rate synergies. The Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. In addition, the Combined Group expects to achieve the anticipated benefits and run-rate synergies without adversely affecting current revenues and investments in future growth. However, if Smurfit WestRock is not able to successfully combine the businesses of Smurfit Kappa and WestRock in an efficient and effective manner, the anticipated benefits and run-rate synergies of the Combination may not be realised fully, or at all, or may take longer to realise, or the costs of achieving the benefits and run-rate synergies may be more than expected. Any such risks may result in the Combined Group’s operating costs being greater than anticipated and may reduce the net benefits of the Combination. In addition, there may be some negative impacts on the Smurfit WestRock business as a result of the Combination, and the value of the Smurfit WestRock Shares may be materially adversely affected.

Smurfit Kappa, WestRock or Smurfit WestRock may be subject to litigation in relation to the Combination, which could lead to additional expenditures of money and resources and may, among other things, delay Completion.

Shareholder class action lawsuits or derivative lawsuits are often brought against companies that have entered into transaction agreements. Even if the lawsuits are without merit, defending against these claims can result in additional expenditures of money and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Combination, then that injunction may, among other things, delay Completion. Any delay in Completion could lead to additional expenditures of money and resources and could prevent or delay the Combined Group from realising some or all of the anticipated synergies and other benefits that it expects to achieve if the Combination is successfully completed within the expected time frame.

While the Transaction Agreement is in effect, Smurfit Kappa and WestRock are subject to restrictions on their business activities.

Under the Transaction Agreement, Smurfit Kappa and WestRock are subject to a range of restrictions on the conduct of their respective businesses and generally must operate their businesses in the ordinary course consistent with past practice prior to Completion, subject to certain exceptions set forth in the Transaction Agreement. Smurfit Kappa and WestRock are also required to seek each other’s approval prior to taking certain actions specified in the Transaction Agreement. These restrictions may constrain Smurfit Kappa’s and WestRock’s ability to pursue certain business strategies. These restrictions may also prevent Smurfit Kappa and WestRock from pursuing otherwise attractive business opportunities, making acquisitions and investments or making other changes to their respective businesses prior to Completion. Any such lost opportunities may reduce either or both companies’ competitiveness or efficiency and could lead to a material adverse effect on their respective businesses, results of operations, financial condition, prospects and/or share prices, or those of Smurfit WestRock following Completion.

The business relationships, results of operations and financial conditions of Smurfit Kappa, WestRock and, following Completion, the Combined Group may be subject to disruption due to uncertainty associated with the Combination.

The Combination could cause disruptions in and create uncertainty surrounding Smurfit Kappa’s and WestRock’s respective businesses, including affecting Smurfit Kappa’s and WestRock’s relationships with their existing and future customers, suppliers, partners and employees. This could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s respective businesses, results of operations, financial conditions, prospects and/or share prices. Smurfit Kappa and WestRock could potentially lose important personnel who decide to pursue other opportunities as a result of the Combination. Any such adverse effect could be exacerbated by a prolonged delay in completing the Combination or if the parties are unable to decide quickly on the business direction or strategy of the Combined Group. Smurfit Kappa, WestRock and, following Completion, the Combined Group could also potentially lose customers or suppliers, as existing customers or suppliers may seek to change their existing business relationships or renegotiate their contracts, or defer decisions concerning Smurfit Kappa, WestRock or, following Completion, the Combined Group. Potential customers or suppliers could also defer entering into contracts with Smurfit Kappa, WestRock or, following Completion, the Combined Group, each as a result of uncertainty relating to the Combination. In addition, Smurfit Kappa and WestRock have expended, and will continue to expend, significant management resources on matters relating to the Combination, which are being diverted from their day-to-day operations, and significant demands are being, and will continue to be, placed on the managerial, operational and financial personnel and systems of Smurfit Kappa, WestRock and, following Completion, the Combined Group in connection with the Combination.

Upon Completion, certain change-of-control rights under agreements will or may be triggered, which may result in third parties terminating or altering existing contracts or relationships with Smurfit Kappa, WestRock or, following Completion, the Combined Group.

Smurfit Kappa and WestRock have contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors and other business partners which will or may require Smurfit Kappa and WestRock to obtain consents from these other parties in connection with the Combination. If these consents cannot be obtained, the counterparties to these contracts may have the ability to terminate, reduce the scope of or otherwise seek to vary the terms of their relationships or the terms of such contracts with either or both parties in anticipation of the Combination, or with the Combined Group following Completion. The pursuit of such rights may result in Smurfit Kappa, WestRock or, following Completion, the Combined Group suffering a loss of potential future revenue, incurring liabilities in connection with breaches of agreements or losing rights that are material to their respective businesses. Any such disruptions could limit the Combined Group’s ability to achieve the anticipated benefits of the Combination. The adverse effect of such disruptions could also be exacerbated by a delay in Completion.

Each of Smurfit Kappa and WestRock and, following Completion, the Combined Group may have difficulty attracting, motivating and retaining executives and other employees in light of the Combination.

The success of the Combination will depend in part on the Combined Group’s ability to retain the talents and dedication of key employees currently employed by Smurfit Kappa and WestRock. It is possible that these employees may decide not to remain with Smurfit Kappa or WestRock, as applicable, while the Combination is pending or with the Combined Group after Completion. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the Combined Group’s business activities may be materially adversely affected and management’s attention may be diverted from successfully integrating Smurfit Kappa and WestRock to hiring suitable replacements, which may cause the Combined Group’s business to suffer. In addition, Smurfit Kappa, WestRock and, following Completion, the Combined Group may not be able to locate suitable replacements for any key employees who leave, or offer employment to potential replacements on reasonable terms. See also the risk factor entitled “Smurfit Kappa and WestRock, and following Completion the Combined Group, may not be able (whether due to increasing costs or otherwise) to attract, develop and retain suitably qualified employees as required for the business” below.

Smurfit Kappa may not have discovered certain liabilities or other matters related to WestRock and WestRock may not have discovered certain liabilities or other matters related to Smurfit Kappa, which may materially adversely affect the future financial performance of the Combined Group.

In the course of the due diligence review that each of Smurfit Kappa and WestRock conducted prior to the execution of the Transaction Agreement, Smurfit Kappa and WestRock may not have discovered, or may have been unable to properly quantify, certain liabilities of the other party or other factors that may have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Combined Group after Completion or on the value of the Smurfit WestRock Shares after Completion. These liabilities or other facts could include, but are not limited to, those described in the section entitled “Risks Relating to the Combined Group” of this Part 1 (Risk Factors).

Smurfit WestRock’s estimates and judgments related to the identification and valuation of acquired assets and liabilities and the allocation of purchase price related to the Combination may be inaccurate.

The identification and valuation of acquired assets and liabilities and the allocation of the purchase price to identified assets and liabilities acquired in the Combination in accordance with US GAAP will involve the exercise of significant accounting judgments and the development of significant estimates. The Combined Group’s business, results of operations, financial condition and/or prospects could be materially adversely impacted in future periods if the accounting judgments and estimates prove to be inaccurate.

Each of Smurfit Kappa and WestRock will incur substantial fees and costs in connection with the Combination and will incur integration costs, and these fees and costs may be greater than anticipated.

Smurfit Kappa and WestRock have incurred and expect to incur a number of non-recurring costs associated with the Combination. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, filing fees, printing expenses and other related charges, as well as costs relating to the refinancing, modification or assumption of Smurfit Kappa’s and WestRock’s existing debt. Certain of these costs may be greater than either party anticipated. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Combination and the integration of Smurfit Kappa’s and WestRock’s businesses. While both Smurfit Kappa and WestRock have assumed that a certain level of expenses will be incurred in connection with the Combination, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be significant additional, unanticipated costs and charges in connection with the Combination that the Combined Group may not recoup. These costs and expenses could reduce the realisation of efficiencies, strategic benefits and additional income the Combined Group expects to achieve from the Combination. Although Smurfit Kappa and WestRock expect that these benefits will offset the Combination expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The Combined Group may fail to successfully integrate Smurfit Kappa and WestRock, including their individual cultures and philosophies.

Historically, Smurfit Kappa and WestRock have operated as independent companies, and they will continue to do so until Completion. There can be no assurance that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Smurfit Kappa or WestRock employees, the loss of customers, the disruption of either or both companies’ ongoing businesses, unexpected integration issues, higher than expected integration costs or an overall post-Completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Smurfit Kappa and WestRock in order to realise the anticipated benefits of the Combination:

•	combining the businesses of Smurfit Kappa and WestRock and meeting the Combined Group’s capital requirements in a manner that permits the Combined Group to achieve the run-rate synergies expected to result from the Combination, the failure of which would result in the anticipated benefits of the Combination not being realised in the time frame currently anticipated or at all;

•	combining the companies’ operations and corporate functions;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	reaching the potential from cross-selling corrugated and consumer-packaging products;

•	harmonising the companies’ operating practices, employee development and compensation programmes, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructures;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations;

•	coordinating geographically dispersed organisations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either or both of Smurfit Kappa’s and WestRock’s management teams and their respective resources will be focused on Completion and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business, as well as the business of the Combined Group following Completion.

Risks Relating to the Combined Group

Smurfit Kappa and WestRock have been and may be in the future, and following Completion the Combined Group may be, materially adversely affected by factors that are beyond their control, such as economic and financial market conditions, geopolitical conflicts and other social and political unrest or change.

The industry in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, is affected by economic and financial market conditions in markets where they operate, including changes in national, regional and local unemployment levels, shifts in consumer spending patterns, related supply demand dynamics, inflation, deflation, counterparty risk, insurance carrier risk, rising interest rates, rising commodity prices, currency exchange rate fluctuations, credit availability, and business and consumer confidence.

Disruptions in the overall economy, volatility in the financial markets, geopolitical conflicts and other social and political unrest or change could reduce consumer confidence and negatively affect consumer spending, which could have a material adverse effect on each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, business, results of operations, financial condition and/or prospects. For example, the global COVID-19 pandemic increased unemployment and reduced the financial capacity of businesses and consumers in the markets in which Smurfit Kappa and WestRock operate. See also the risk factor entitled “Smurfit Kappa’s and WestRock’s earnings are, and following Completion the Combined Group’s earnings will be, highly dependent on demand”.

The outlook for the global economy in the near- to medium-term remains uncertain and Smurfit Kappa and WestRock are unable, and following Completion the Combined Group will be unable, to predict the timing or rate at which economic conditions in their markets may recover. If the economic climate were to deteriorate, for example as a result of geopolitical events (such as the Russian invasion of Ukraine or the conflict in the Middle East) or uncertainty, trade tensions and/or a pandemic, it could result in an economic slowdown which, if sustained over any significant length of time, could have a material adverse effect on each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, business, results of operations, financial condition and/or prospects. In addition, changes in trade policy, including renegotiating or potentially terminating existing bilateral or multilateral agreements, as well as the imposition of tariffs, border taxes or other measures, could impact demand for, or manufacturing and production levels of, each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, products and businesses, as well as the costs associated with certain of their capital investments.

Any of these effects of COVID-19, the conflict in the Middle East, the Russian invasion of Ukraine or other market disruptions that Smurfit Kappa, WestRock or, following Completion, the Combined Group cannot anticipate, may contribute to instability in global financial and foreign exchange markets, including volatility in the value of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, operating and functional currencies. These effects may also hinder continued availability of financing from Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s lenders, may have a material adverse effect on their businesses, results of operations, financial condition and/or prospects, and may negatively impact their share prices.

Extraordinary events may significantly impact Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, businesses.

The ability to service customers without interruption is essential to Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s operations. Contingency plans are required to continue or recover operations following a disruption or incident. Such incidents may include (i) the loss or insolvency of a major distributor, (ii) repeated or prolonged government shutdowns or similar events, (iii) war (including acts of terrorism or hostilities which impact Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s markets), including the conflicts in Russia/Ukraine and the Middle East, (iv) natural or man-made disasters, (v) pandemics, such as COVID-19 or a resurgence thereof, (vi) water shortages, (vii) cybersecurity, IT or privacy-related incidents or (viii) severe weather conditions affecting Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s operations or the paper and packaging industry generally. Inability to restore or replace critical capacity to an agreed level within an agreed time frame would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, reputation, results of operations, financial condition and/or prospects.

Smurfit Kappa and WestRock have, and following Completion, the Combined Group will have, independent, third-party distributors, the loss of which could have an adverse effect on their respective businesses, reputations, results of operations, financial conditions and/or prospects.

Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licences for raw materials or products.

War (including acts of terrorism or hostilities), natural or man-made disasters, water shortages or severe weather conditions affecting the paper and packaging industry can cause a downturn in the business of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s customers, which in turn can have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s ability to obtain raw materials at reasonable cost, or at all, and could adversely affect their businesses. The health and safety of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on their respective businesses, reputations, results of operations, financial conditions and/or prospects.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely affected by uncertainty, downturns, actions taken by competitors (such as the addition of new capacity) or other changes in the paper and packaging industry; in addition, the cyclical nature of the paper and packaging industry could result in overcapacity and consequently threaten their pricing structures.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, highly dependent on the paper and packaging industry. They have been, and will likely continue to be, materially adversely affected by negative developments, uncertainty, downturns and changes in the paper and packaging industry, as well as by the addition of new capacity by their competitors. A lack of investor confidence in the paper and packaging industry could also have a negative impact on Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, financial performance.

Each of Smurfit Kappa’s and WestRock’s operating results are, and following Completion the Combined Group’s operating results will be, impacted by the paper and packaging industry’s historical cyclical pattern. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills (which generally continue production as long as paper prices are sufficient to cover their marginal costs), the lead time between the planning and completion of a new mill and the fact that new additions of containerboard and paperboard capacity tend to be large relative to the overall demand for the product. In addition, there is the potential to convert certain machines into containerboard machines, which may contribute to overcapacity. Consequently, the industry has from time-to-time experienced periods of substantial overcapacity.

In the absence of sufficient economic growth to generate increased demand or the closure of facilities (either temporarily or permanently) to mitigate the effect, new capacity can cause a period of regional overcapacity which may lead to downward pricing pressure. For example, the normalisation of European markets after COVID-19, together with associated economic difficulties, led to decreased e-commerce volumes which, combined with the uncertainties relating to prices and costs caused by international geopolitical instability and the wars in Ukraine and the Middle East, caused demand across Europe from the middle of 2022 through to the end of 2023 to decrease. Similar decreases in demand have also occurred in the United States. This lowered demand has resulted in industry-wide downtime.

These adverse effects could be further exacerbated if producers in certain regions (particularly China) experience overcapacity within their own local and regional markets and seek to increase their levels of exports into those markets within which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, and do so at lower pricing levels. The effect of such activity would be to depress prices for Smurfit Kappa’s, WestRock’s and the Combined Group’s products and could materially adversely affect their profitability.

Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects.

Smurfit Kappa has 23 mills in Europe, eight of which have the capacity to produce in excess of 400,000 tonnes of paper and board each, compared with Smurfit Kappa’s overall capacity of just over eight million tonnes. Smurfit Kappa’s kraftliner mill in Piteå, Sweden is responsible for approximately 720,000 tonnes of capacity, and Smurfit Kappa’s other two kraftliner mills (located in Facture, France and Nettingsdorfer, Austria) are responsible for approximately 575,000 tonnes and 460,000 tonnes of capacity, respectively. The other five mills, Reparenco and Roermond in the Netherlands, Hoya and Zülpich in Germany and Verzuolo in Italy, produce recycled containerboard and other paper and have capacities of approximately 615,000 tonnes, 650,000 tonnes, 430,000 tonnes, 520,000 tonnes and 500,000 tonnes, respectively. These eight mills, and Piteå in particular, represent a substantial amount of Smurfit Kappa’s paper and board production. Each is an important part of the business (with Piteå being a critical part of Smurfit Kappa’s business). Smurfit Kappa has 12 mills in the Americas, none of which produce more than 400,000 tonnes.

WestRock owns and operates 18 containerboard mills across the United States, India, Mexico, Canada and Brazil, with an overall capacity of 10,646 thousand tons and nine paperboard mills across the United States and one in Mexico, with an overall capacity of 4,040 thousand tons.

If operations at one or more of these mills were interrupted for any significant length of time, including because of natural disaster (such as flooding, fire or hurricanes), man-made disruptions (such as labour strikes, other work stoppages or cyber-attacks), explosions or other failures in the recovery boilers, failure to obtain raw materials or interruptions in the delivery of raw materials, failure of third-party service providers and/or business partners to fulfil their commitments and responsibilities in a timely manner and in accordance with agreed upon terms, prolonged power failures, unscheduled maintenance outages (including due to equipment breakdowns or failures), information system disruptions or failures, violations of permit requirements or revocation of permits, releases of pollutants and hazardous substances to air, soil, surface water or ground water, disruptions in transportation infrastructure (including roads, bridges, railroad tracks and tunnels), shortages of equipment, spare parts or other manufacturing inputs, government regulations, or any other reason, it could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions and/or prospects. For example, interruptions in operations at several of WestRock’s facilities located in the southern and southeastern United States in recent years by hurricanes and severe winter weather resulted in lost mill production. WestRock has also experienced isolated work stoppages from time to time at its converting facilities, and future work stoppages could result in lost mill production (see also “Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely impacted by work stoppages and other labour relations matters”). In addition, in January 2021, WestRock detected a ransomware attack impacting certain of its systems, resulting in WestRock’s mills producing 115,000 tons less than expected in the three months ended 31 March 2021 (see also the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks that threaten the confidentiality, integrity and availability of data in its systems, and could result in disruptions to its operations”).

Following Completion, the occurrence of such events could similarly impact the Combined Group’s business.

Price fluctuations in, or shortages in the availability of, energy, transportation and raw materials could materially adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

Smurfit Kappa’s and WestRock’s margins are, and following Completion the Combined Group’s margins will be, significantly affected by the prices that they are able to charge for their products and the costs of the raw materials they require to make these products. Smurfit Kappa’s and WestRock’s primary raw materials are, and following Completion the Combined Group’s primary raw materials will be, recovered fibre, particularly old corrugated containers (“OCC”), and wood fibre. The prices for these raw materials tend to be volatile, and price fluctuations affect each of Smurfit Kappa’s and WestRock’s, and following Completion will affect the Combined Group’s, margins. For example, inflationary pressures in calendar year 2021 and the earlier part of calendar year 2022 resulted in a significant increase in the price of raw materials, and recovered fibre in particular, which put adverse pressure on Smurfit Kappa’s and WestRock’s margins. By contrast, towards the end of 2022 and during the early part of 2023, recovered fibre prices dropped significantly. Persistent inflation would result in higher prices for raw materials which Smurfit Kappa, WestRock or, following the Combination, Smurfit WestRock may not be able to recover through higher prices charged to their customers, particularly given the present dislocation between price and inflation. The failure to obtain raw materials at reasonable market prices, or the failure to pass increased costs on to customers without a time lag, or at all, could adversely affect Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

OCC and wood fibre are used in the manufacture of paper-based packaging products and are purchased in increasingly competitive, price-sensitive markets. OCC prices are based on market prices that have historically exhibited price and demand cyclicality and significant price volatility over short periods and may do so again in the future. In particular, the price of OCC depends on a variety of factors over which Smurfit Kappa and WestRock have, and following Completion the Combined Group will have, no control, including demand from outside of their countries of operation, environmental and conservation regulations, natural disasters and weather. Prices of wood fibre are also impacted by many of these factors. A decrease in the supply of such raw materials has caused, and any such decrease in the future can be expected to cause, higher costs. In addition, the increase in demand for products manufactured, in whole or in part, from OCC has in the past caused an occasional supply or demand imbalance in the market for OCC. It may also cause a significant increase in the cost of wood fibre used in the manufacture of recycled containerboard and related products. Asian purchasers have been in the OCC market for a number of years and have become material purchasers in the sector due to significant ongoing expansion of their recycled containerboard mills capacity. The effect of this has been to create volatility with respect to the price of OCC. Each of Smurfit Kappa’s and WestRock’s, and following Completion, the Combined Group’s, raw material costs are likely to continue to fluctuate based upon supply and demand characteristics.

In response to growing pressure from increased environmental awareness and the need to comply with environmental emission targets, a number of northern European governments have sought to encourage the use of wood for energy generation purposes through the use of subsidies. These policies create a new source of demand for wood. This has the effect of increasing the price of wood fibre and consequently the cost of raw materials for the production of kraftliner. If this trend continues or grows, this could lead to further raw material price increases and could have a material adverse effect on the Combined Group’s margins.

Smurfit Kappa’s and WestRock’s production processes are energy intensive. Energy costs, including water costs, represented 10% of Smurfit Kappa’s cost of goods sold for the financial year ended 31 December 2023. Energy costs represented approximately 7% of WestRock’s cost of goods sold for the financial year ended 30 September 2023. Energy prices, in particular natural gas, electricity oil and coal, have at times fluctuated significantly. For example, the price of natural gas consumed in Smurfit Kappa’s and WestRock’s manufacturing operations increased significantly between early 2022 and the third calendar quarter of 2022, before starting to decline (with a corresponding effect on Smurfit Kappa’s and WestRock’s production costs). If energy prices increase in the future, this would increase Smurfit Kappa’s and WestRock’s, and following Completion, the Combined Group’s, production costs, which could consequently have a material adverse effect on their respective profitability.

Energy prices and compliance with the EU Emission Trading Scheme (the “EU ETS”) Directive could significantly increase Smurfit Kappa’s, and following Completion, the Combined Group’s, energy costs, given Smurfit Kappa’s significant operational footprint in Europe. The EU ETS uses a cap and trade system where a cap is set on the total amount of certain greenhouse gases that can be emitted by installations subject to the system, such as Smurfit Kappa’s paper and board mills that operate in the European Union. Installations exceeding their annual emissions allowances can buy or receive emissions allowances on the market to comply with EU ETS requirements. Over time, the cap is reduced so total emissions fall and installations that do not have enough allowances to cover their emissions need to buy additional emission allowances or they are subject to a fine. Smurfit Kappa’s paper and board mills located within the European Union are subject to the EU ETS. To date, the collective CO2 allocations granted to Smurfit Kappa’s mills have exceeded Smurfit Kappa’s annual CO2 emissions. The current EU ETS for the period from 2021 to 2030 is expected to reverse the excess position over time. The paper industry has been granted status as a so-called “carbon leakage” sector and therefore Smurfit Kappa’s paper and board mills that operate within the European Union receive a portion of CO2 emission certificates for free. While these certificates are currently granted for free, there is considerable risk that in the future Smurfit Kappa’s, and following Completion the Combined Group’s, energy costs will significantly increase if the cap is lowered or if certificates are no longer provided free of cost, and that such increased energy costs will not be recovered through higher prices for Smurfit Kappa’s end products.

Smurfit Kappa and WestRock distribute, and following Completion the Combined Group will distribute, their products primarily by truck, rail and sea. The reduced availability of trucks, rail cars or cargo ships, including as a result of labour shortages in the transportation industry, could adversely impact Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, ability to distribute their products in a timely or cost-effective manner. For instance, WestRock experienced higher freight costs and some distribution delays in the first half of its financial year ended 30 September 2023 and in both financial years ended 30 September 2022 and 2021. While WestRock has generally been able to manage through these issues and has not experienced material disruptions in its ability to serve its customers, they have resulted in significantly higher costs for transportation services. Higher transportation costs could make Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products less competitive compared to similar or alternative products offered by competitors.

The failure to obtain raw materials, energy or transportation services at reasonable market prices (or the failure to pass on price increases to customers) or a reduction in the availability of raw materials, energy or transportation services due to increased demand, significant changes in climate or weather conditions or other factors could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks that threaten the confidentiality, integrity and availability of data in its systems, and could result in disruptions to its operations.

Cybersecurity breaches and other disruptions could compromise Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s information technology or data and expose them to liability, which would cause their respective businesses and reputations to suffer. In the ordinary course of their respective businesses, each of Smurfit Kappa and WestRock collects and stores, and following Completion, the Combined Group will collect and store, sensitive data, including intellectual property, its proprietary business information and that of its customers, suppliers and business partners, and personally identifiable information of its customers and employees, in its information technology. Each of Smurfit Kappa and WestRock also collects and stores, and following Completion the Combined Group will collect and store, limited, non-sensitive customer personally identifiable information. The secure processing, maintenance and transmission of this information is critical to Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s operations.

Despite security measures, Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s information technology, and that of their third-party providers and business partners, are subject to recurring attempts by third parties to access information, manipulate data or disrupt operations. Information technology that Smurfit Kappa, WestRock and, following Completion, the Combined Group use, as well as that used by their respective third-party providers and business partners, may be vulnerable to cyber-attacks or outages by common hackers, criminal groups, nation-state organisations or social activist organisations (which efforts may increase as a result of geopolitical events and political and social unrest or instability around the world) due to insider threat, malfeasance or other disruptions, such as cyber-attacks, power outages, telecommunication or utility failures, systems failures, service provider failures, natural disasters or other catastrophic events. Any such breach could compromise information technology and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and regulatory penalties. Any such outage could disrupt or temporarily halt Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s operations, or impair their safety systems, resulting in reduced productivity, staff downtime, legal claims or proceedings and increased insurance premiums, as well as additional costs for attempting to recover lost information, equipment or data, and could damage their reputations, which could have a material adverse effect on their businesses, results of operations, financial condition and/or prospects.

As described in the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects”, in January 2021 WestRock detected a ransomware attack impacting certain of its systems. In response, WestRock proactively shut down a number of its systems, which impacted certain of its operations, including WestRock’s ability to produce and ship paper and packaging. Due to these actions, WestRock’s mill system production was approximately 115,000 tons lower than planned for the quarter ended 31 March 2021, and WestRock estimated the pre-tax income impact of the lost sales and operational disruption of this incident, as well as ransomware recovery costs, at approximately $70 million for the quarter. In order to contain and remediate the cybersecurity incident, WestRock engaged a leading cybersecurity defence firm to complete a forensics investigation and performed short-term mitigation actions in the six months ended 30 September 2021. WestRock also accelerated information technology investments that it had previously planned to make in future periods in order to further strengthen its information security and technology infrastructure. As a result, WestRock has incurred and expects to incur, and therefore following Completion, the Combined Group expects to incur significant costs to enhance data security and take further steps to prevent unauthorised access to, or manipulation of, its systems and data.

Smurfit Kappa, WestRock and, following Completion, the Combined Group may also face challenges and risks during integration of acquired businesses and operations as, among other things, they and the acquired businesses and operations may face increased targeted attempts during any such busy period. Notwithstanding any plans and processes to prevent or mitigate their impact, such events could nonetheless result in disruptions and damage or could result in cyber-attacks or outages by common hackers, criminal groups, nation-state organisations or social activist organisations.

Each of Smurfit Kappa and WestRock face, and following Completion the Combined Group will face, challenges associated with ESG matters, including climate change and scarce resources, which could have a significant impact on its reputation, business, results of operations, financial condition and/or prospects.

Climate change is one of the greatest challenges facing society today and, against this backdrop, Smurfit Kappa’s and WestRock’s respective stakeholders are, and following Completion the Combined Group’s stakeholders will be, looking for them to provide low-carbon packaging solutions. Each of Smurfit Kappa and WestRock has identified multiple ways in which climate change could impact its business operations, including through extreme weather patterns that may affect its operations and supply chain. For example, severe weather-related events, such as hurricanes, tornadoes, other extreme storms, wildfires and floods, have in the past resulted in lost production and/or physical damage to WestRock’s facilities (see also the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects”), and could in the future result in lost production and/or physical damage to WestRock’s, Smurfit Kappa’s and, following Completion, the Combined Group’s facilities. Unpredictable weather patterns or extended periods of severe weather may also result in supply chain disruptions and increased material costs. Moreover, the ability of Smurfit Kappa, WestRock and, following Completion, the Combined Group to obtain the virgin fibre used in their manufacturing operations may be limited, and prices for this raw material may fluctuate, during prolonged periods of heavy rain or drought or during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions.

Smurfit Kappa and WestRock recognise the significant impacts of climate change. Smurfit Kappa fully supports the EU Green Deal, the European Union’s initiative to reach net zero emissions of greenhouse gases by 2050, and the need to maintain safeguards against carbon leakage, which is at risk of occurring if emission policies are not consistently applied globally in the energy-intensive paper manufacturing industry. However, the EU Green Deal could increase government regulation of greenhouse gas emissions, putting further limits on the paper manufacturing operations. Transitioning to a lower carbon economy focuses in part on preserving the environment by protecting ecosystems and biodiversity, reducing pollution, moving towards a circular economy and improving waste management. A circular economy encourages sustainable consumption and aims to prevent waste, in part by encouraging creation of lasting products that can be repaired, recycled and reused. This may result in a transition towards the use of materials that last longer than paper products and are more easily reused, such as glass, metal or plastic. As such, demand for paper packaging may decline, while demand for alternative packaging types may increase. In addition, in a transition to a lower carbon economy, activities that are not in line with this transition may be subject to higher costs and operational constraints, such as increased prices for certain fuels (including natural gas), the introduction of a carbon tax or government mandates to reduce greenhouse gas emissions, and more stringent and/or complex environmental and other permitting requirements (see also the risk factor entitled “Price fluctuations in, or shortages in the availability of, energy, transportation and raw materials could materially adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business”).

Smurfit Kappa’s and WestRock’s stakeholders expect them, and following Completion the Combined Group’s stakeholders will expect it, to use sustainable raw materials efficiently and decrease CO2 emissions, which may require a shift to renewable energy or lower carbon energy sources or increased energy efficiency, potentially at an increased cost. However, government incentives encouraging use of biomass for energy could lead to increased demand for biomass and higher raw material costs, putting Smurfit Kappa’s and, following Completion, the Combined Group’s paper solutions business at a competitive disadvantage.

Increased focus and activism related to ESG matters may hinder the Combined Group’s access to capital, as investors may reconsider their capital investment as a result of their assessment of the Combined Group’s ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands for products that substitute for plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products and their impact on health and environmental sustainability; a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. These demands, perceptions and preferences could cause each of Smurfit Kappa, WestRock or, following Completion, the Combined Group to incur additional costs or to make changes to its operations to comply with such demands and customer preferences, and a delay in such response (or the failure to respond effectively) may lead to material adverse effects on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects, and recruitment and retention of the labour force that it needs. Further, there can be no assurance that environmental activist groups and similar organisations will not mount campaigns against Smurfit Kappa, WestRock or, following Completion, the Combined Group, which, were they to occur, could, among other things, have an adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s reputation.

Concern over climate change or plastics and packaging materials may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG, may result in increased compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products or an increase in operating costs. These costs could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s results of operations and cash flows (see also the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a growing number of environmental and climate change laws and regulations, and the cost of compliance or the failure to comply with, and any liabilities under, current and future laws and regulations may negatively affect its business”). Each of Smurfit Kappa and WestRock has established and publicly disclosed, and following Completion the Combined Group expects to establish and publicly disclose, targets and other commitments related to certain sustainability matters. Moreover, in the case of Smurfit Kappa, its sustainability targets also form part of management incentives and Smurfit Kappa’s cost of funding through its revolving credit facility, which is sustainability-linked (the “Revolving Credit Facility” or “RCF”). If these targets or commitments are not achieved on their projected timelines or at all, or if they are perceived negatively, including the perception that they are not sufficiently robust or, conversely, are too costly, this would impact the Combined Group’s reputation as well as its relationships with investors, customers and other stakeholders, and could have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects. Moreover, any failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, reputations, results of operation, financial conditions and/or prospects. In addition, Smurfit Kappa, WestRock and, following Completion, the Combined Group may also be adversely impacted as a result of conduct by contractors, customers or suppliers that fail to meet their or their respective stakeholders’ ESG standards.

Any of these risks could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s reputations, businesses, results of operations, financial conditions and/or prospects.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a growing number of environmental and climate change laws and regulations, and the cost of compliance or the failure to comply with, and any liabilities under, current and future laws and regulations may negatively affect its business.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a wide range of international, national, state and local environmental, health and safety laws and regulations in the jurisdictions where it operates, including those governing the discharge of pollutants into the air and water, the use, storage and disposal of hazardous substances and wastes and the clean-up of contaminated properties. Smurfit Kappa, WestRock and, following Completion, the Combined Group could incur significant costs, including fines, penalties, civil and criminal sanctions, investigation and clean-up costs and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or otherwise.

These requirements are complex, frequently change and have tended to become more stringent and expansive in scope over time. For example, in Europe, the European Commission published its proposal for the revision of the Packaging and Packaging Waste Regulation (“PPWR”) on 30 November 2022. In late April 2024, the European Parliament adopted the PPWR as provisionally agreed between the European Parliament and the Council of Ministers in March 2024. The text of the legislation positively includes exemptions for corrugated packaging. The final text still requires approval from the Council of Ministers before it can enter into force. There can be no assurance that the costs of complying with such laws and regulations, or future environmental laws and regulations, will not increase, nor can there be assurance that the revenue generated from corrugated packaging will remain steady if corrugated packaging no longer complies with regulations and customers move to other materials. Such cost increases or adverse revenue impacts could have a negative impact on the results of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s operations. For example, like other paper and board mill operators in Europe, Smurfit Kappa and therefore the Combined Group may incur significant additional costs in the future to comply with more stringent CO2 emissions allocation limits or other air emission requirements and these requirements are likely to continue to become more stringent in the future.

There can be no assurance that each of Smurfit Kappa, WestRock or, following Completion, the Combined Group will be in compliance with applicable environmental and health and safety requirements at all times, which may lead to the incurrence of material costs or liabilities in the future or impede its ability to obtain and maintain all licences, consents or other permits necessary to operate its business. Similarly, there can be no assurance that any of Smurfit Kappa, WestRock or, following Completion, the Combined Group will not experience an environmental spill or accident or discover or otherwise become liable for environmental contamination in the future on its existing properties (including such liability for contamination resulting from historical activities relating to properties or businesses that they have sold or acquired). Smurfit Kappa and WestRock, and following Completion the Combined Group, may incur significant expenditure in connection with the required remediation of past environmental conditions at both currently owned and formerly owned facilities.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, exposed to significant competition in the paper and packaging industry.

Smurfit Kappa and WestRock operate, and following the Combination the Combined Group will operate, in a highly competitive and fragmented industry. The paper and packaging industry is characterised by a high level of price competition, as well as other competitive factors including innovation, design, quality and service. To the extent that any of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s competitors are more successful with respect to any key competitive factor, their respective businesses, results of operations, financial conditions and/or prospects could be materially adversely affected. Pricing pressure could arise from, among other things, limited demand growth in the market in question; price reductions by competitors; the entry of new competitors into the markets in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate; the ability of competitors to capitalise on their economies of scale and create excess product supply; the ability of competitors to operate or successfully relocate or open production facilities in countries where productions costs are lower than those in which Smurfit Kappa and WestRock operate and the Combined Group will operate; and the introduction by competitors of new products, technologies and equipment, including the use of artificial intelligence and machine learning solutions.

Each of Smurfit Kappa’s and WestRock’s continued growth depends, and following Completion the Combined Group’s ability to grow will depend, on its ability to retain existing customers and attract new customers.

The future growth of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses depends on their ability to retain existing customers, attract new customers and have existing customers and new customers increase their volume commitments. Smurfit Kappa, WestRock and, following Completion, the Combined Group cannot assure potential investors that customers will continue to use their services or that they will be able to continue to attract new volumes at the same rate as Smurfit Kappa and WestRock have in the past.

A customer’s use of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s services may decrease for a variety of reasons, including the customer’s level of satisfaction with their products and services, the expansion of business to offer new products and services, the effectiveness of their support services, the pricing of their products and services, the pricing, range and quality of competing products or services, the effects of global economic conditions, regulatory limitations, trust, perception and interest in the paper and packaging industry and in Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products and services. Furthermore, the complexity and costs associated with switching to a competitor may not be significant enough to prevent a customer from switching packaging providers.

In the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023, no single customer individually represented more than 2.5% of Smurfit Kappa’s net sales and, in the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, no single customer individually represented more than 3% of WestRock’s net sales. Any failure by Smurfit Kappa, WestRock or, following Completion, the Combined Group to retain existing customers (particularly large customers), attract new customers and/or increase revenue from both new and existing customers could have a material adverse effect on its business, results of operations, financial condition and/or prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of processes, and other investments and innovations. Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s level of customer concentration may increase in the future, which could have an adverse impact on Smurfit Kappa’s, WestRock’s and, following Completion the Combined Group’s results of operations, financial conditions and/or prospects.

A number of the industries in which Smurfit Kappa’s and WestRock’s customers operate have experienced consolidation in the past and may continue to do so in the future. Such consolidation may affect Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s relations with its customers. In the past, one of Smurfit Kappa’s or WestRock’s customers combining with another has on occasion resulted in lost business and there can be no assurance that this will not occur again in the future. Additionally, the ability of customers to exert pricing pressure on all suppliers, including Smurfit Kappa, WestRock and, following Completion, the Combined Group, has increased as their industries have consolidated and the customers have become larger. Such consolidation could have an adverse impact on Smurfit Kappa’s, WestRock’s and, following Completion the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

The standardised nature of containerboard could result in downward pressure on Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, pricing and, as a consequence, lower earnings.

Standardisation of containerboard has led to intensified price competition. This could lead to lower product prices as well as a reduction in Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s market shares, both of which could reduce earnings and have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects. Each of Smurfit Kappa’s and WestRock’s businesses has in the past faced significant downward pricing pressure. Smurfit Kappa, WestRock and, following Completion, the Combined Group are likely to continue to be exposed to such factors in the future. In circumstances where Smurfit Kappa, WestRock or, following Completion, the Combined Group are unable to adjust their cost base or achieve economies of scale comparable to competitors in these markets, pricing pressure could have a material adverse effect on their margins and the profitability of the relevant business and their market share.

Smurfit Kappa’s and WestRock’s earnings are, and following Completion the Combined Group’s earnings will be, highly dependent on demand.

Because Smurfit Kappa’s and WestRock’s operations generally have high fixed operating costs, and pricing movements can be triggered, at times, by imbalances between supply and demand, their earnings are, and following Completion, the Combined Group’s earnings will be, highly dependent on demand, which tends to fluctuate due to macroeconomic conditions, dynamics in the markets they serve, and due to company- and customer-specific issues. In recent periods, each of Smurfit Kappa and WestRock has experienced lower demand due to factors such as, but not limited to, challenging macroeconomic conditions, certain customer inventory rebalancing and shifting consumer spending. These fluctuations at times lead to significant variability in each of Smurfit Kappa’s and WestRock’s sales, results of operations, cash flow and financial condition and/or prospects, making it difficult to predict their, and following Completion the Combined Group’s, financial results with certainty.

The COVID-19 pandemic and resulting economic uncertainty affected each of Smurfit Kappa’s and WestRock’s operational and financial performance to varying degrees. However, the extent of the impact of future public health crises, including a resurgence of COVID-19, or related containment measures and government responses, are highly uncertain and cannot be predicted, including as it relates to demand and volume.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, exposed to currency exchange rate fluctuation risks.

Following Completion, a substantial portion of the Combined Group’s net sales will be denominated in US dollars, with the remainder primarily denominated in euro and, to a lesser extent, the local currencies of the other countries in which the Combined Group will operate (including but not limited to the British pound, the Canadian dollar, the Swedish krona, the Danish krone, the Polish złoty, the Bulgarian lev, the Serbian dinar, the Mexican peso, the Colombian peso, the Brazilian real and the Argentinian peso). Changes in the value of these currencies against the US dollar could have a material adverse effect on the Combined Group’s business, results of operations, financial condition and/or prospects, as reported in US dollars. On Completion, a substantial portion of the Combined Group’s debt will be denominated in US dollars, with the remainder primarily denominated in euro. Changes in the value of other currencies against the US dollar may expose the Combined Group to the effects of fluctuations in spot exchange rates (i) between loan issue and loan repayment dates, and (ii) on open balances at each balance sheet date.

In addition, the relative strength or weakness of the US dollar is important for the industry in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, because US containerboard and paperboard prices tend to influence the world market. For example, a weak US dollar over a sustained period could result in lower imports into the United States of goods shipped in corrugated containers and, as a result, lower demand for Smurfit Kappa’s and, following Completion, the Combined Group’s containers.

Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, capital expenditures may not achieve the desired outcomes or may be completed at a higher cost than anticipated.

Smurfit Kappa and WestRock operate, and following Completion, the Combined Group will operate, in a capital-intensive industry. From time to time, Smurfit Kappa and WestRock undertake, and following Completion the Combined Group expects to undertake, expansion projects to either support growth in their respective businesses or improve the breadth and quality of their product offerings, including investments in both mill and converting operations. Many of their capital projects are complex, costly and/or implemented over an extended period of time.

Their expenditures for capital projects could be higher than anticipated, they may experience unanticipated business disruptions or delays in completing the projects, and/or they may not achieve the desired benefits from those projects, including as a result of a deterioration in macroeconomic conditions or in their businesses, unavailability of capital equipment or related materials, delays in obtaining permits or other requisite approvals or changes in laws and regulations. Any of these circumstances could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions, prospects and/or share prices. In addition, disputes between Smurfit Kappa, WestRock or, following Completion, the Combined Group and contractors who are involved with implementing capital projects could lead to time-consuming and costly litigation.

If any of Smurfit Kappa, WestRock or the Combined Group is unsuccessful in integrating acquisitions or if disposals result in unexpected costs or liabilities, its business could be materially and adversely affected.

Each of Smurfit Kappa and WestRock has completed a number of acquisitions, investments and divestitures in the past and they, and following Completion the Combined Group, may acquire, invest in or sell, or enter into transactions with, additional companies.

Smurfit Kappa, WestRock and, following Completion, the Combined Group may not be able to identify suitable targets or purchasers or successfully complete suitable transactions in the future, and completed transactions in the future may not be successful.

These transactions create risks, including, but not limited to, risks associated with:

•	disrupting their ongoing businesses, including greater than expected costs and management time and effort involved in identifying and completing the transactions and integrating acquisitions;

•	integrating acquired businesses and personnel into their businesses, including integrating personnel, information technology systems and operations across different cultures and languages, and addressing the operational risks associated with these integration activities as well as the economic, political and regulatory risks associated with specific countries;

•	working with partners or other ownership structures with shared decision-making authority;

•	obtaining and verifying relevant information regarding a business prior to the consummation of the transaction, including the identification and assessment of liabilities, claims or other circumstances that could result in litigation or regulatory risk exposure;

•	obtaining required regulatory approvals and/or financing on favourable terms;

•	retaining key employees, contractual relationships or customers;

•	the potential impairment of assets and goodwill;

•	the additional operating losses and expenses of businesses they acquire or in which they invest;

•	incurring substantial indebtedness to finance an acquisition or investment;

•	incurring unexpected costs or liabilities in the context of a disposal;

•	implementing controls, procedures and policies in acquired companies; and

•	the dilution of interests of shareholders through the issuance of equity securities.

These transactions may not be successful and may have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition, prospects and/or share prices. Among the benefits Smurfit Kappa and WestRock expect and, following Completion the Combined Group will expect, from potential, as well as completed, acquisitions and joint ventures are synergies, cost savings, growth opportunities or access to new markets (or a combination thereof), and in the case of divestitures, the realisation of proceeds from the sale of businesses and assets to purchasers that place higher strategic value on these businesses and assets than Smurfit Kappa, WestRock or, following Completion, the Combined Group do. For acquisitions, success in realising these benefits and the timing of realising them depend on the successful integration of the acquired businesses and operations with the business and operations of Smurfit Kappa or WestRock, as applicable, and, following Completion, the Combined Group. Even if Smurfit Kappa, WestRock and, following Completion, the Combined Group integrate these businesses and operations successfully, they may not realise the full benefits they expected within the anticipated timeframe, or at all, and the benefits may be offset by unanticipated costs or delays.

In addition, creating or adopting complementary technologies and subsequently integrating them may be costly and difficult. Any such risks could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Supply chain issues may result in product shortages or disruptions to Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

Smurfit Kappa and WestRock have, and following Completion the Combined Group will have, a complex global network of suppliers that may, in the future, further evolve in response to market conditions. Although the majority of the products Smurfit Kappa and WestRock use, and following Completion the Combined Group will use, are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, Smurfit Kappa, WestRock and, following Completion, the Combined Group could experience material disruptions in production and other supply chain issues (including as a result of global supply issues), which could result in out-of-stock conditions. Their results of operations and relationships with customers could be adversely affected (i) if new or existing suppliers are unable to meet any standards set by Smurfit Kappa, WestRock or, following Completion, the Combined Group, or by government or industry regulations or customers; (ii) if Smurfit Kappa, WestRock or, following Completion, the Combined Group is unable to contract with suppliers at the quantity, quality and price levels needed for its business; or (iii) if any of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s inability to fully or substantially meet customer demand due to supply chain issues could result in, among other things, unmet consumer demand leading to reduced preference for their products or services in the future, customers purchasing products and services from competitors as a result of such shortage of products, strained customer relationships, termination of customer contracts, and loss of potential sales and revenue, which could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s reputation, business, results of operations, financial condition and/or prospects.

Each of Smurfit Kappa and WestRock has a significant amount of goodwill and other intangible assets and a write-down could materially adversely impact the Combined Group’s operating results and shareholders’ equity.

As at 31 December 2023, Smurfit Kappa had goodwill and other intangible assets in an amount of $3.1 billion and as at 31 March 2024, WestRock had goodwill and other intangible assets in an amount of $6.7 billion. In accordance with US GAAP, Smurfit Kappa and WestRock do not amortise goodwill but rather test it annually and as otherwise required for impairment and any such impairments cannot be reversed. Smurfit Kappa and WestRock review their respective other intangible assets for impairment when circumstances indicate that the carrying value may not be recoverable. In the event that general trading conditions and prospects deteriorate or factors underlying assumed discount rates, such as assumed long-term interest rates, change, the determined recoverable amount of certain non-current assets may fall below carrying value. This could result in a write-down of the carrying value of any such assets, which could have a material adverse effect on the Combined Group’s assets, liabilities and results of operations. Smurfit Kappa and WestRock have recorded impairments in previous years. For instance, in the financial year ended 31 December 2022, Smurfit Kappa recorded an impairment to its operations in Peru of $12 million. Similarly, WestRock recorded an aggregate pre-tax, non-cash impairment charge to its Global Paper and Corrugated Packaging reporting units of $1.9 billion in the second quarter of the financial year ended 30 September 2023, while in 2020 it recorded a pre-tax, non-cash goodwill impairment charge of $1.3 billion to its legacy Consumer Packaging reporting unit. Additional impairments may occur in the future.

Smurfit Kappa has, and following Completion the Combined Group will have, a number of pension schemes that are currently in deficit.

Smurfit Kappa operates, and following Completion, the Combined Group will operate, a number of pension and other long-term benefit plans throughout the world, devised in accordance with local conditions and practice. Currently, a significant but declining proportion of its employees are members of defined benefit pension arrangements, most of which are now closed to future benefit accrual. The deficit of these employee benefit plans was $539 million as at 31 December 2023.

An increase in the value of the liabilities or decrease in the value of pension plan assets may negatively affect Smurfit Kappa’s and, following Completion, the Combined Group’s balance sheet and distributable reserves, any of which could have a material adverse effect on Smurfit Kappa’s and, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects. The liabilities will mainly be affected by increases in life expectancy and by changes in long-term yields, which are used to discount the liabilities to present value. The assets will be affected by increases in long-term yields, which will reduce the value of bond investments, and by movements in equity markets. These factors create a considerable degree of volatility in the measurement of any pension scheme’s deficit or surplus.

There is a risk that equity and bond markets will further deteriorate if the global economic climate worsens, which could negatively affect the funded status of Smurfit Kappa’s, and following Completion, the Combined Group’s, post-employment defined benefit arrangements. In addition, volatility in Smurfit Kappa’s, and following Completion, the Combined Group’s, net balance sheet liabilities resulting from the relative change in the value of assets and liabilities may be further enhanced by investment strategies resulting in exposure to various classes of assets.

Existing and potential changes in statutory minimum requirements may also affect the amount and timing of funding to be paid by Smurfit Kappa, and following Completion, the Combined Group. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. Although recent statutory easements in the pace of funding on these bases and increases in bond/swap yields have provided some contribution relief to Smurfit Kappa, it may nonetheless have to pay additional contributions to meet potentially onerous statutory minimum funding requirements in the future, which could have a material adverse effect on Smurfit Kappa’s and, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

In addition, Smurfit Kappa’s pension funds hold various sovereign bonds as part of their fund assets. Any significant decline in value or default of such securities could negatively affect the funded status of Smurfit Kappa’s, and following Completion, the Combined Group’s, post-employment defined benefit arrangements.

WestRock, and following Completion the Combined Group, may incur withdrawal liabilities and/or increased funding requirements in connection with multiemployer pension plans.

WestRock participates in several multiemployer pension plans (“MEPPs”) that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements. WestRock’s contributions to any particular MEPP may increase based on the declining funded status of a MEPP and legal requirements, which require substantially underfunded MEPPs to implement a funding improvement plan or a rehabilitation plan to improve their funded status. The funded status of a MEPP may be impacted by, among other items, a shrinking contribution base as a result of the insolvency or withdrawal of other companies that currently contribute to these plans, the inability or failure of companies withdrawing from the plan to pay their withdrawal liability, low interest rates, changes in actuarial assumptions and/or lower than expected returns on pension fund assets.

WestRock believes that certain of the MEPPs in which it participates or has participated, including the Pace Industry Union-Management Pension Fund (“PIUMPF”), have material unfunded vested benefits. WestRock has submitted formal notification to withdraw from MEPPs in the past and has recorded withdrawal liabilities, including an estimate of its portion of PIUMPF’s accumulated funding deficiency. WestRock may withdraw from other MEPPs in the future. As at 31 March 2024, WestRock had recorded $207.2 million of withdrawal liabilities, including liabilities associated with PIUMPF’s accumulated funding deficiency demands. In July 2021, PIUMPF filed suit against WestRock in the US District Court for the Northern District of Georgia claiming the right to recover WestRock’s pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney’s fees. The impact of increased contributions, future funding obligations or future withdrawal liabilities may have a material adverse effect on WestRock’s, and following Completion the Combined Group’s, business, results of operations, cash flows, financial condition and/or prospects. For additional information, see “Note 6. Retirement Plans — Multiemployer Plans” and “Note 19. Commitments and Contingencies — Environmental” to the WestRock 2023 Annual Financial Statements included in Part 19 (Historical Financial Statements of WestRock).

Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, in certain highly inflationary economies.

Smurfit Kappa and WestRock operate in certain economies that have historically had high inflation rates and have devalued their currencies. For example, as a result of high cumulative inflation rates in Argentina since 2018, Smurfit Kappa’s Argentinian business was considered to be functioning in a highly inflationary economy and began using the US dollar as its functional currency. To the extent that there is further devaluation of the currency exchange rate in Argentina, Smurfit Kappa, or following Completion the Combined Group, may experience additional material adverse effects on its business, results of operations, financial condition and/or prospects in Argentina.

Significant inflation in the countries in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, and challenges similar to those Smurfit Kappa and WestRock have experienced in the past could result in further currency exchange rate fluctuation and could adversely affect the value of the Combined Group’s assets in those countries.

Non-compliance by Smurfit Kappa, WestRock and, following Completion, the Combined Group with antitrust and similar legislation in the jurisdictions in which they operate may negatively affect their businesses.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, subject to legislation in many of the jurisdictions in which they operate relating to unfair competitive practices and similar behaviour. From time to time, each of Smurfit Kappa and WestRock have been, and following Completion, the Combined Group may be, subject to allegations of such practices and regulatory investigations or proceedings with respect thereto. Such allegations, investigations or proceedings (irrespective of merit) may require Smurfit Kappa, WestRock or, following Completion the Combined Group, to devote significant management resources to defending itself. In the event that such allegations are proven, Smurfit Kappa, WestRock or, following Completion the Combined Group, may be subject to fines, damages awards and other expenses, and its reputation may be harmed, which could have a material adverse effect its business, results of operations, financial condition and/or prospects.

In August 2019, the Italian Competition Authority (the “AGCM”) notified approximately 30 companies, of which Smurfit Kappa Italia S.p.A. (“Smurfit Kappa Italia”) was one, that an investigation had found the companies to have engaged in anti-competitive practices. For more information, see paragraph 16.2 (Smurfit Kappa) of Part 14 (Additional Information) of this Prospectus. After publication of the AGCM’s August 2019 decision, a number of purchasers of corrugated sheets and boxes initiated litigation proceedings against Smurfit Kappa companies, alleging that they were harmed by the alleged anti-competitive practices and seeking damages. While Smurfit Kappa believes that these actions are without merit, given that they are still in early stages, Smurfit Kappa cannot predict its potential liability or their outcomes with certainty at this point in time. Moreover, Smurfit Kappa cannot guarantee that additional legal actions arising out of or relating to the AGCM’s decision will not be brought against it in the future.

Smurfit Kappa and WestRock are, and the Combined Group will be, subject to a number of laws and regulations relating to privacy, security and data protection.

Smurfit Kappa and WestRock are, and the Combined Group will be, subject to a number of laws and regulations relating to privacy, security and data protection, including the General Data Protection Regulation (EU 2016/679) (“GDPR”), which requires EU-based companies or companies that process personal data about EU subjects (either as controllers or as processors) to comply with certain data protection obligations, breaches of which can result in substantial fines of up to 4.0% of the annual worldwide turnover of the preceding financial year or €20.0 million, whichever is greater. Additionally, new and evolving privacy laws in the United States, Europe, Latin America, China and elsewhere have created new individual privacy rights, imposed increased obligations on companies handling personal data and increased potential exposure to fines and penalties. Such laws govern Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s ability to collect, use and transfer personal data including in relation to actual and potential customers, suppliers, employees and third parties. In addition, new laws or regulations governing privacy, security and data protection may be introduced which apply to Smurfit Kappa, WestRock and, following Completion, the Combined Group in any of the jurisdictions in which they operate. The nature and extent of any such new and/or amended laws or regulations, and the impact they may have on Smurfit Kappa, WestRock and, following Completion, the Combined Group, cannot be predicted.

Smurfit Kappa and WestRock rely on, and following Completion, the Combined Group will rely on, third-party service providers and their own employees and systems to collect and process personal data and to maintain its databases. Therefore, Smurfit Kappa and WestRock are, and the Combined Group will be, exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy, security or data protection laws. See also the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks that threaten the confidentiality, integrity and availability of data in its systems, and could result in disruptions to its operations”.

While Smurfit Kappa and WestRock endeavour, and following Completion, the Combined Group will endeavour to comply with all applicable laws and regulations relating to privacy, security and data protection, it is possible that such requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other laws or their respective practices. That concern is particularly relevant for the GDPR, as different EU Member State regulators may differ as to their interpretation of the GDPR and the approach they may take to breaches, enforcement, complaints or the exercise of rights to access personal data by individuals.

Any perceived or actual failure by Smurfit Kappa, WestRock or, following Completion, the Combined Group to protect confidential data or personal data, or any material non-compliance with privacy, security or data protection laws or regulations may harm their reputation and credibility, adversely affects their revenues, reduce their ability to attract or retain customers, result in litigation or other actions being brought against them and the imposition of significant fines and, as a result, could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects.

Failure to maintain good health and safety and employee well-being practices may have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s business.

Smurfit Kappa’s and WestRock’s employees carry out relatively difficult and specialised tasks and a serious incident affecting the health and safety of any of their, or following Completion, the Combined Group’s, employees could disrupt their operations. There is a risk of fines or litigation if a health and safety incident occurs. Furthermore, disruption of operations caused by a major incident could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s customer relationships, businesses, results of operations, financial conditions and/or prospects. Additionally, portions of Smurfit Kappa’s operations are in areas with ongoing political or geopolitical uncertainty, which could pose security risks to Smurfit Kappa’s and, following Completion, the Combined Group’s employees or operations. See also the risk factors entitled “Smurfit Kappa and WestRock have been and may be in the future, and following Completion the Combined Group may be, materially adversely affected by factors that are beyond their control, such as economic and financial market conditions, geopolitical conflicts and other social and political unrest or change”, “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, exposed to risks related to international sales and operations” and “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental entities”.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may not be able (whether due to increasing costs or otherwise) to attract, develop and retain suitably qualified employees as required for the business.

Certain parts of Smurfit Kappa’s and WestRock’s business are, and following Completion, the Combined Group’s business will be, dependent on the availability of particular skilled and semi-skilled employees. The potential risks Smurfit Kappa and WestRock face, and following Completion the Combined Group will face, include a loss of institutional memory, skills, experience and management capabilities. Smurfit Kappa, WestRock and, following Completion, the Combined Group may experience a loss of knowledge and skills as more tenured and experienced workers retire, and may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on their businesses. As a result of the COVID-19 pandemic, there were many considerations in the area of talent management and development, which resulted in new initiatives and mitigations. While each of Smurfit Kappa and WestRock implemented specific measures and tools for development and training, there is no guarantee that such initiatives will allow Smurfit Kappa, WestRock, and following Completion, the Combined Group to attract, develop and retain suitably qualified employees as required for the business. Further, many workers now desire a fully remote work setting, and Smurfit Kappa, WestRock and, following Completion, the Combined Group may experience higher levels of attrition within their professional workforces if these workers desire more remote work opportunities than can be offered. Smurfit Kappa, WestRock and, following Completion, the Combined Group may also experience higher levels of attrition if employees do not perceive the purpose and impact of their work to be rewarding or their work-life balance to be satisfactory.

In addition, Smurfit Kappa and WestRock had approximately 47,000 employees and 55,000 employees as of 31 December 2023 and 31 March 2024, respectively, which constitute a significant proportion of their respective cost bases. Accordingly, inflationary pressures, changes in applicable laws and regulations or other factors resulting in increased labour costs could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, reputations are critical to their businesses.

Smurfit Kappa’s and WestRock’s results of operations depend, and following Completion, the Combined Group’s results of operations will depend, on maintaining a positive reputation with customers. Any negative incident could significantly affect their respective reputations and damage their respective businesses. Each of Smurfit Kappa, WestRock and the Combined Group may be adversely affected by negative publicity, regardless of its accuracy, including with respect to, among other things:

•	the quality of their products;

•	environmental incidents and other damage to the environment (including in connection with their carbon footprint and impact on climate change);

•	employee or customer injury;

•	failure of their information technology and data security infrastructure, including security breaches of confidential customer or employee information;

•	claims relating to alleged employment discrimination, wages and hours;

•	violations of law or regulations;

•	labour standards or healthcare and benefits issues; or

•	their brands being affected globally for reasons outside of their control.

While each of Smurfit Kappa and WestRock endeavour, and following Completion, the Combined Group will endeavour, to ensure that its suppliers maintain the reputation of its brand, suppliers may take actions that adversely affect its reputation. In addition, through the increased use of social media, individuals and non-governmental organisations have the ability to disseminate their opinions regarding Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s respective products and businesses, to an increasingly wide audience at a faster pace. Any failure to effectively respond to any negative opinions or publicity in a timely manner could harm the perception of the brand and products and damage Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s reputation, regardless of the validity of such statements, and ultimately harm Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely impacted by work stoppages and other labour relations matters.

Future developments in relation to Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business or otherwise could adversely affect relations between Smurfit Kappa, WestRock and, following Completion, the Combined Group and their respective employees, trade/labour unions and work councils. For example, WestRock has experienced isolated work stoppages from time to time, including a defensive lockout at WestRock’s Mahrt mill in Cottonton, Alabama from October 2022 to February 2023 and a strike at its corrugated converting facility in Dayton, New Jersey from June 2023 to December 2023, which resulted in increased costs. For information on Smurfit Kappa’s and WestRock’s respective employees, trade/labour unions and work councils, see the paragraphs entitled “Employees” in Section B (Information on Smurfit Kappa) and Section C (Information on WestRock) of Part 8 (Information on the Combined Group) of this Prospectus.

If Smurfit Kappa, WestRock or, following Completion, the Combined Group experience an extended interruption of operations at any of their facilities as a result of work stoppages, if they are subject to labour disputes, or if they are unable to successfully renegotiate the terms of any collective bargaining or similar agreements, their businesses, results of operations, financial conditions and/or prospects could be materially adversely affected.

In addition, Smurfit Kappa’s and WestRock’s businesses rely, and following Completion the Combined Group’s business will rely, on vendors, suppliers and other third parties that have union employees. Work stoppages or other labour relations matters affecting these vendors, suppliers and other third parties could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

Non-compliance with bribery, anti-corruption and sanctions laws and regulations may negatively affect Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses.

Each of Smurfit Kappa and WestRock operates in multiple countries, and each of these countries may have bribery and anti-corruption laws and regulations, some of which are potentially extra-territorial in scope. These include the Foreign Corrupt Practices Act in the United States, the Sapin II Law in France, the Bribery Act in the United Kingdom, the Criminal Justice (Corruption Offenses) Act 2018 in Ireland, as well as other anti-bribery laws in the countries in which Smurfit Kappa and WestRock operate. Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s internal control policies and procedures, or those of their vendors, may not adequately protect them from reckless or criminal acts committed or alleged to have been committed by their employees, agents or vendors. Any such non-compliance with bribery and anti-corruption legislation could lead to civil or criminal, monetary and non-monetary penalties and/or could damage reputations.

Moreover, Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, subject to regulation by trade sanctions and related legislation, which have become an increasingly popular instrument of foreign policy in recent years. These sanctions include both country-level embargoes, which restrict trade between certain designated countries, and sanctions on individuals and organisations where trade is restricted. There are hundreds of sanctions lists currently in existence, restricting trade with thousands of sanctioned individuals and organisations; these lists are constantly changing and the number of lists has increased in recent years. Due to the scale and footprint of Smurfit Kappa, WestRock and, following Completion, the Combined Group, they must monitor existing sanctions closely and exercise caution to avoid trading with any sanctioned country, individual or organisation. The penalties for non-compliance with sanctions regimes are severe; offenses for breach of sanctions regimes can be both civil and criminal in nature. Smurfit Kappa and WestRock, and following Completion the Combined Group, could therefore be adversely affected (directly and indirectly) by sanctions if they fail to comply with the sanctions regimes.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, exposed to risks related to international sales and operations.

Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, in many different countries. As of 31 December 2023, Smurfit Kappa operated across 22 countries in Europe, 13 countries in the Americas and one country in Africa, in a plant managed by its Europe operations. As of 31 March 2024, WestRock operated in 19 countries in North America, South America, Europe, Asia and Australia. As a result, Smurfit Kappa and WestRock have previously been and remain, and following Completion the Combined Group will be, vulnerable to risks in these countries, including:

•	the imposition of tariffs, quotas, import duties or other market barriers, such as restrictions on repatriating cash from foreign countries;

•	responding to disruptions in existing trade agreements or increased trade tensions between countries or political and economic unions;

•	the difficulties and costs of complying with a wide variety of complex and changing laws, treaties and regulations;

•	increased difficulty in the collection of accounts receivable, including longer collection periods;

•	inconsistent regulations and unexpected changes in legislation or regulatory requirements and increased difficulty and expense in hiring and dismissing employees;

•	the imposition of quotas relating to the composition of the employee base or the local sourcing of raw materials or other similar quotas;

•	political, economic and social unrest or instability (such as downturns or changes in economic activity due to, among other things, regional conflicts or commodity inflation), the ongoing hyperinflation in Argentina (which has led Smurfit Kappa to apply hyperinflationary accounting to its Argentinian operations in recent years), as well as disruptions and government intervention in national economies and social structures, including the threat of terrorism;

•	geopolitical conflict, such as Russia’s invasion of Ukraine, which led Smurfit Kappa to sell its Russian operations and take a related impairment charge of $159 million in respect of its Russian operations in the financial year ended 31 December 2022;

•	work stoppages, transport interruptions and difficulties in managing international operations;

•	government expropriation of private sector assets;

•	transfer pricing and adverse tax consequences;

•	inability to repatriate cash; and

•	adverse currency fluctuations.

The occurrence of any of the foregoing could have a material adverse effect on each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, earnings as a result of the related delays or increased costs in the production and delivery of products and services, or otherwise disrupt the demand for their products.

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on the Combined Group’s business, results of operations, financial condition and/or prospects.

Each of Smurfit Kappa and WestRock currently relies, and following Completion the Combined Group expects to rely, on access to the credit and capital markets to finance its operations and refinance existing indebtedness. Any limitations on the Combined Group’s access to the credit and capital markets on satisfactory terms, or at all, could limit its liquidity, financial flexibility or cash flows and affect its ability to execute its strategic plans, which could have a material adverse effect on its business, results of operations, financial condition and/or prospects. Access to the credit and capital markets is and will be subject to a number of variables, including the Combined Group’s results of operations, margins and activity levels, the conditions of the global credit and capital markets, market perceptions of its creditworthiness and the ability and willingness of lenders and investors to provide capital. In recent years, global financial markets have experienced periods of disruption. Any turbulence in the United States or international financial markets or economies could adversely impact the Combined Group’s ability to replace or refinance indebtedness on terms that are acceptable to it or at all.

Following Completion, the cost and availability of financing from the credit and capital markets will be dependent on the Combined Group’s credit ratings. Smurfit Kappa’s and WestRock’s debt securities currently have investment grade ratings. Smurfit Kappa is rated BBB- by Standard & Poor’s Global Ratings (“S&P”), Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) and BBB- by Fitch Ratings Inc. (“Fitch”). WestRock is rated BBB by S&P and Baa2 by Moody’s. Any rating, outlook or watch assigned to such debt securities could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgement, current or future circumstances change relating to the basis of the rating, outlook or watch, such as adverse changes to their business. Any failure of the Combined Group to maintain investment grade credit ratings could adversely affect its future cost of funding, liquidity or access to capital markets.

Each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, debt could adversely affect its financial health.

As at 31 December 2023, Smurfit Kappa’s gross outstanding debt was $3.8 billion and, as at 31 March 2024, WestRock’s gross outstanding debt was $8.9 billion. Moreover, as described in paragraph 10 (Financing) of Part 6 (Information on the Combination), on 3 April 2024, Smurfit Kappa Treasury Unlimited Company (“SK Treasury”), a wholly owned subsidiary of Smurfit Kappa, completed an offering in the aggregate principal amount of $2.75 billion of senior unsecured notes. Smurfit Kappa, WestRock and, following Completion, the Combined Group may also incur additional indebtedness in the future.

Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s debt could have important negative consequences. For example, it could:

•	require them to dedicate a large portion of cash flow from operations to service debt and fund repayments on debt;

•	increase their vulnerability to general adverse economic, industry or competitive conditions;

•	limit their flexibility in planning for, or reacting to, changes in their businesses or the industry in which they operate;

•	limit their ability to raise additional debt or equity capital in the future;

•	restrict them from making strategic acquisitions or exploiting business opportunities; and

•	place them at a competitive disadvantage compared to competitors that have less debt.

Moreover, although Smurfit WestRock is of the opinion that, taking into account the cash resources and bank facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of publication of this Prospectus, like any company with borrowings, the Combined Group will be subject to the risk that, in the longer term, it may be unable to generate sufficient cash flow, or obtain sufficient funding, to satisfy its obligations to service or refinance its indebtedness.

In addition, a portion of Smurfit Kappa’s and WestRock’s debt bears interest at variable rates that are linked to changing market interest rates. As of 31 December 2023, Smurfit Kappa had fixed an average of 99% of its interest cost on borrowings over the following 12 months and, as of 30 September 2023, WestRock had fixed an average of 75% of its interest cost on borrowings. Although Smurfit Kappa and WestRock may hedge a portion of their exposure to variable interest rates by entering into interest rate swaps from time to time, there can be no assurance that the Combined Group will do so in the future. An increase in market interest rates would increase the Combined Group’s interest expense on its variable-rate debt obligations, which would exacerbate the risks associated with its capital structure.

Restrictions imposed by certain of Smurfit Kappa’s and WestRock’s existing and future indentures and credit facilities limit or may limit their, and following Completion the Combined Group’s, ability to take certain actions.

Certain of Smurfit Kappa’s and WestRock’s indentures and other outstanding debt agreements limit, and future debt agreements may limit their, and following Completion the Combined Group’s, liquidity, financial flexibility or cash flows and affect their ability to execute their strategic plans. For example, certain of these agreements restrict Smurfit Kappa’s and/or WestRock’s ability, and following Completion will or may restrict the Combined Group’s ability, to among other things:

•	borrow money;

•	create certain liens;

•	make certain asset dispositions;

•	enter into sale and lease-back transactions;

•	guarantee indebtedness; or

•	merge, consolidate or sell, lease or transfer all or substantially all of its assets.

In addition, a breach of the covenants in any such agreement could cause a default under the terms of each of those agreements, causing all the debt under those agreements to be accelerated, unless waivers or consents in respect of any breaches are obtained. There can be no assurance that these waivers or consents would be granted.

For a description of Smurfit Kappa’s and WestRock’s material borrowing agreements as of the date of this Prospectus, see paragraphs 15.2 (Smurfit Kappa) and 15.3 (WestRock) of Part 14 (Additional Information) of this Prospectus.

The Combined Group will be exposed to the risk of product substitution.

Following Completion, the Combined Group’s main products will comprise corrugated containers and paperboard packaging (comprising folding cartons and solidboard packaging), which compete with other forms of packaging, including for example, reusable plastic containers. Substitution of the Combined Group’s products may increase in the future as other products may be introduced as substitutes for its products. Future packaging developments and trends may drive further substitution. Any significant substitution away from paper-based packaging products may materially adversely affect the Combined Group’s business.

Substitution is also possible between solidboard packaging and corrugated containers, with the generally lower cost of corrugated containers offset by the moisture and temperature handling characteristics of solidboard packaging. If substitution levels increase, the demand for the Combined Group’s solidboard packaging products may fall, with no guarantee that the Combined Group will gain the corrugated packaging business, potentially resulting in lower sales, which may lead to downward pressure on the profitability of its products.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may produce faulty or contaminated products due to failures in quality control measures and systems.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may fail to produce products that meet applicable safety and quality standards, which could result in adverse effects on consumer health, litigation exposure, loss of market share and adverse reputational and financial impacts, among other potential consequences, and Smurfit Kappa and WestRock, and following Completion the Combined Group, may incur substantial costs in taking appropriate corrective action (up to and including recalling products from end consumers and reimbursing customers and/or end consumers for losses that they suffer as a result of these failures). Their failure to meet these standards could lead to regulatory investigations, enforcement actions and/or prosecutions, and could result in adverse publicity, which may damage their reputations. Any of these outcomes could have a material adverse effect on Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, businesses, results of operations, financial conditions and/or prospects.

Each of Smurfit Kappa and WestRock provide, and the Combined Group will provide, representations in certain of its contracts that its products are produced in accordance with customer specifications. If the product contained in packaging manufactured by Smurfit Kappa, WestRock or the Combined Group is faulty or contaminated, the manufacturer of the product may allege that the packaging they provided caused the fault or contamination, even if the packaging complies with contractual specifications. If Smurfit Kappa’s, WestRock’s or the Combined Group’s packaging fails to meet contract specifications, they could face liability from their customers and third parties for bodily injury or other damages. These liabilities could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

Failure by Smurfit Kappa or WestRock to successfully implement strategic transformation initiatives, including those relating to information technology infrastructure, could adversely affect their respective businesses or, following Completion, the Combined Group’s business.

Smurfit Kappa and WestRock have throughout the years undertaken several projects (including those relating to information technology infrastructure) to enhance productivity and performance, increase efficiency and deliver cost savings, which may not be achieved on the anticipated timeline or at all. These initiatives are largely intended to increase process efficiency and enable productivity enhancements. Implementation of certain of these initiatives are significant financial undertakings and may require substantial time and attention of management and key employees. Smurfit Kappa, WestRock or, following Completion, the Combined Group may not be able to successfully implement these initiatives without delays, or they may experience unanticipated business disruptions and/or they may not achieve the desired benefits from such projects. Completion dates and costs for such initiatives may also change. Any of these items, along with any failure to effectively manage data governance risks, could lead to a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

WestRock and, following Completion, the Combined Group may incur significant restructuring costs and may not realise expected benefits from any such restructuring, which could adversely affect its, and following Completion the Combined Group’s, business.

WestRock, historically, has restructured portions of its operations from time to time, currently has restructuring initiatives taking place, and will likely engage in future restructuring activities. For instance, in the financial year ended 30 September 2023, WestRock announced its plan to permanently cease operating its containerboard mills in Tacoma, Washington, United States, and North Charleston, South Carolina, United States, and recorded various impairments and other charges associated with the closures. In the financial year ended 30 September 2022, WestRock recorded charges associated with its decision to permanently cease operations at its mill in Panama City, Florida, United States, and to permanently close the corrugated medium manufacturing operations at its mill in St. Paul, Minnesota, United States. In addition, WestRock has consolidated, and in the future the Combined Group will likely continue to consolidate, WestRock’s converting operations.

Because WestRock is not, and following Completion the Combined Group will not be, able to predict with certainty or control market conditions, including changes in the supply and demand for its products, the loss of large customers, the selling prices for its products or its manufacturing costs, it may not be able to accurately predict the appropriate time to undertake restructurings. The cash and non-cash costs associated with these activities vary depending on the type of facility affected, with the costs of a mill closure generally being more significant than that of a converting facility due to the size and complexity of a mill decommissioning process and higher level of investment. Restructuring activities may divert the attention of management, disrupt WestRock’s and, following Completion, the Combined Group’s operations and fail to achieve the intended cost and operations benefits. In addition, significant judgment is required to estimate restructuring costs, and these estimates, and the assumptions underlying them, may change as additional information becomes available or facts or circumstances related to restructuring initiatives change.

The Combined Group will incur significant costs as a result of being subject to US regulations and reporting requirements, which will place significant demands on its management team, financial controls and reporting systems, and require a substantial amount of management time. This may materially adversely affect the operating results of the Combined Group in the future.

There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Combination and significant demands will be placed on the Combined Group’s managerial, operational and financial personnel and systems. The future operating results of the Combined Group may be affected by the ability of its officers and key employees to manage changing business conditions and to implement, expand and revise its operational and financial controls and reporting systems in response to the Combination. For example, while WestRock prepares its financial statements in accordance with US GAAP, Smurfit Kappa has historically prepared its financial statements in accordance with IFRS EU and Smurfit WestRock intends to prepare its financial statements in accordance with US GAAP following the Combination. The revisions required to consolidate the financial reporting system of the Combined Group and to switch Smurfit Kappa’s reporting system from IFRS EU to US GAAP will place demands on Smurfit WestRock’s financial controls and reporting systems following Completion and may continue to place demands in the future.

Furthermore, Smurfit WestRock will be required to comply with securities laws and other laws and regulations applicable in both the United States and the United Kingdom. It is expected that the applicable rules and regulations will result in considerable legal and financial compliance costs.

Smurfit WestRock will be required to comply with the Sarbanes-Oxley Act and may incur significant costs and devote substantial management time towards developing and maintaining adequate internal controls, which may materially adversely affect the operating results of the Combined Group in the future.

In addition to complying with applicable securities laws and other laws and regulations in both the United States and the United Kingdom, Smurfit WestRock will be required to comply with the application of the Sarbanes-Oxley Act, as well as revise its internal control systems pursuant to US regulations. It is expected that the applicable rules and regulations will result in considerable legal and financial compliance costs.

Smurfit WestRock’s management will be responsible for establishing, maintaining and reporting on its internal controls over financial reporting and disclosure controls and procedures to comply with applicable requirements, including the reporting requirements of the Sarbanes-Oxley Act. These internal controls will be designed by management to achieve the objective of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and in accordance with US GAAP. Smurfit WestRock will continue to develop and refine its disclosure controls and procedures and its internal control over financial reporting. However, Smurfit WestRock has not yet assessed its internal controls over financial reporting for the purposes of complying with Section 404 of the Sarbanes-Oxley Act and will only be required to do so beginning with the financial year ending 31 December 2025. Material weaknesses in Smurfit WestRock’s internal control over financial reporting may be discovered in the future.

As described in the risk factor entitled “Failure by Smurfit Kappa or WestRock to successfully implement strategic transformation initiatives, including those relating to information technology infrastructure, could adversely affect their respective businesses or, following Completion, the Combined Group’s business” of this Part 1 (Risk Factors), Smurfit Kappa and WestRock have throughout the years undertaken various projects relating to information technology infrastructure. For example, in the fourth quarter of its financial year ended 30 September 2022, WestRock launched a multi-year phased business systems transformation project to replace much of its existing disparate systems and transition them to a standardised enterprise resource planning system on a cloud-based platform, as well as a suite of other complementing technologies, across its organisation. As part of integration planning initiatives, the parties are reviewing and evaluating their respective business systems and the system strategies and alternatives for Smurfit WestRock post-Combination, including with respect to the business systems transformation project. Accordingly, the impact of the Combination on the business systems transformation project is not yet determinable. However, the implementation of such a business system would be a major undertaking for Smurfit WestRock and would require substantial time and attention of management and key employees. Following Completion, the effectiveness of internal control over financial reporting at Smurfit WestRock could be adversely affected if any such system was not successfully implemented or if data governance risks prior to or during such implementation were not effectively managed.

If Smurfit WestRock fails to achieve and maintain effective internal control over financial reporting, it could suffer material misstatements in its consolidated financial statements, fail to meet its reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in its reported financial information and subject Smurfit WestRock to potential delisting from the NYSE and/or the LSE, regulatory investigations and civil or criminal sanctions.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may fail to anticipate trends that would enable them to offer products that respond to changing customer preferences or to protect intellectual property related to their products.

Smurfit Kappa’s and WestRock’s success depends, and following Completion, the Combined Group’s success will depend, in part, on their ability to offer differentiated solutions, and they must continually develop and introduce new products and services to keep pace with technological and regulatory developments and changing customer preferences. Alternative consumer preferences for products in the industries that Smurfit Kappa and WestRock serve, and following Completion, the Combined Group will serve, or the packaging formats in which such products are delivered, whether as a result of changes in cost, convenience or health, environmental and social concerns and perceptions may result in a decline in the demand for certain of their products or the obsolescence of some of their existing products. Any new products that Smurfit Kappa or WestRock produces, or following Completion, the Combined Group will produce, may not meet sales or margin expectations due to many factors, including an inability to accurately predict customer or consumer preferences or movements in industry standards or to develop products that meet customer or consumer demand in a timely and cost-effective manner. Also, customers may decide to decrease their use of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s products, use alternative materials for their product packaging or forego the packaging of certain products entirely. Regulatory developments can also significantly alter the market for Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products (see also the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects”). These and similar developments could adversely impact demand for certain of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products.

For example, changing consumer dietary habits and preferences have slowed the sales growth for certain of the food and beverage products that both Smurfit Kappa and WestRock package. Also, there is an increasing focus among consumers to ensure that products delivered through e-commerce are packaged efficiently. In addition, customers are increasingly interested in the carbon footprint of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, products. Changing preferences for products and packaging formats may result in increased demand for other products Smurfit Kappa, WestRock and, following Completion, the Combined Group produces. However, to the extent changing preferences are not offset by demand for new or alternative products, such changes could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

WestRock’s success also depends, and following Completion the Combined Group’s success will therefore depend, in part, upon its ability to obtain and maintain protection for certain proprietary packaging products and packaging machine technologies used to produce its products. Failure to protect existing intellectual property may result in the loss of valuable legal rights. The Combined Group’s competitors may obtain intellectual property rights that could require it to license those rights or to modify or cease the use or sale of certain of its technologies or products. The Combined Group’s patents could also be invalidated, rendered unenforceable, circumvented, challenged or licensed to others, and pending or future patent applications may not be issued with the scope of the claims sought, if at all. Further, other companies may develop technologies that are similar or superior to the Combined Group’s technologies, duplicate its technologies or design around its patents, and steps the Combined Group takes or may take to protect its technologies may not prevent misappropriation of those technologies.

Risks Relating to Tax Matters

The IRS may not agree with the conclusion that Smurfit WestRock is to be treated as a foreign corporation for US federal income tax purposes following the Combination or may assert that Smurfit WestRock is subject to certain adverse consequences for US federal income tax purposes.

A corporation organised under non-US law, such as Smurfit WestRock, is generally treated as a foreign corporation for US federal income tax purposes. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a US corporation for US federal income tax purposes if, following an acquisition of a US corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the US corporation by reason of holding stock of such US corporation (such percentage referred to as the “ownership percentage”), and the “expanded affiliated group”, which includes the acquiring foreign corporation, does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be treated as a US corporation for US federal income tax purposes, Smurfit WestRock and its subsidiaries could be subject to substantial additional US federal income tax liability, and US withholding taxes may apply to payments made to Smurfit WestRock Shareholders.

In addition, even if Smurfit WestRock were not treated as a US corporation, Section 7874 of the Code may cause Smurfit WestRock to be subject to certain unfavourable US federal income tax rules in the event that the ownership percentage attributable to former WestRock Shareholders exceeds 60% and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be subject to these rules, Smurfit WestRock and its subsidiaries could be subject to adverse tax consequences, including restrictions on the use of tax attributes with respect to “inversion gain” recognised over a 10-year period following the transaction and its US shareholders could be subject to a higher rate of tax on any dividends.

Based on the percentage of Smurfit WestRock Shares to be received by WestRock Shareholders in the Combination and current law, Smurfit WestRock does not currently expect Section 7874 of the Code to apply so as to cause Smurfit WestRock to be treated as a US corporation or otherwise subject Smurfit WestRock to certain unfavourable tax rules for US federal income tax purposes. However, the ownership of Smurfit WestRock for purposes of Section 7874 of the Code must be finally determined after Completion, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the Internal Revenue Service (the “IRS”) would not assert that Smurfit WestRock should be treated as a US corporation for US federal income tax purposes or that such an assertion would not be sustained by a court.

Smurfit WestRock Shareholders should consult with their tax advisors regarding the potential application of Section 7874 of the Code and the Treasury Regulations promulgated thereunder to the Combination.

The effective tax rate that will apply to the Combined Group is uncertain and may vary from expectations.

There can be no assurance that the Combination will improve or preserve Smurfit WestRock’s ability to maintain any particular worldwide effective corporate tax rate. No assurance can be given as to what Smurfit WestRock’s effective tax rate will be after Completion because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which Smurfit WestRock and its affiliates will operate. Smurfit WestRock’s actual effective tax rate may vary from its expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on Smurfit WestRock and its affiliates.

Following Completion, a transfer of Smurfit WestRock Shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of Smurfit WestRock Shares effected by means of the transfer of book-entry interests through DTC should not generally be subject to Irish stamp duty. However, a transfer of Smurfit WestRock Shares other than by means of the transfer of book-entry interests through DTC (including a transfer of Depositary Interests within the CREST System) will generally be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is primarily a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of Smurfit WestRock Shares.

In certain limited circumstances, dividends paid by Smurfit WestRock may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish dividend withholding tax (“DWT”) (currently at a rate of 25%) may arise in respect of any dividends paid on Smurfit WestRock Shares. A number of exemptions from DWT exist such that Smurfit WestRock Shareholders resident in the United States, the United Kingdom, an EU or European Economic Area member state, or another country with which Ireland has a double tax treaty may be entitled to exemptions from DWT. See paragraph 4 (Dividend Withholding Tax) in Section A (Irish Tax Considerations) of Part 13 (Certain Tax Considerations), beginning on page 215 of this Prospectus, for further details on available exemptions from DWT.

Smurfit WestRock Shareholders resident in the United States that hold their Smurfit WestRock Shares through DTC will not be subject to DWT, provided the addresses of the beneficial owners of such Smurfit WestRock Shares in the records of the brokers holding such shares are recorded as being in the United States (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by Smurfit WestRock). US resident Smurfit WestRock Shareholders that hold their Smurfit WestRock Shares outside of DTC and shareholders resident in certain other countries (irrespective of whether they hold their Smurfit WestRock Shares through DTC or outside of DTC) generally should not be subject to DWT provided the beneficial owners of such Smurfit WestRock Shares have furnished completed and valid DWT forms or an IRS Form 6166, as appropriate, to the qualifying intermediary or transfer agent or brokers (and such brokers have further transmitted the relevant information to the qualifying intermediary or transfer agent). However, other Smurfit WestRock Shareholders may be subject to DWT, which could adversely affect the price of their Smurfit WestRock Shares.

Dividends received by Irish residents and certain other Smurfit WestRock Shareholders may be subject to Irish income tax.

Smurfit WestRock Shareholders entitled to an exemption from DWT on dividends received from Smurfit WestRock will not be subject to Irish income tax and universal social charge (“USC”) in respect of those dividends, unless they have some connection with Ireland other than their holding of Smurfit WestRock Shares (for example, they are resident in Ireland). Smurfit WestRock Shareholders who are not Irish tax resident nor ordinarily resident in Ireland, but who are not entitled to an exemption from DWT, will generally have no further liability to Irish income tax or USC on those dividends which suffer DWT.

Smurfit WestRock Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) (currently at a rate of 33% above a tax-free threshold, subject to available reliefs and exemptions) could apply to a gift or inheritance of Smurfit WestRock Shares (including Depositary Interests and shares held through DTC) notwithstanding that the donor and/or the donee/successor in relation to such gift or inheritance is domiciled and resident outside Ireland. This is because Smurfit WestRock Shares are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. See paragraph 6 (Capital Acquisitions Tax) in Section A (Irish Tax Considerations) of Part 13 (Certain Tax Considerations) for further details.

Changes in and the complexity of US and non-US tax laws or challenges to tax positions may adversely affect Smurfit Kappa, WestRock and, following Completion, the Combined Group.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Smurfit Kappa or WestRock or any of their respective subsidiaries is subject to tax could adversely affect Smurfit Kappa, WestRock and, following Completion, the Combined Group.

The Organisation for Economic Cooperation and Development (“OECD”) and many countries in Europe, as well as a number of other countries and organisations, have proposed, recommended or (in the case of certain countries) enacted changes to existing tax laws or new tax laws that address issues related to the taxation of multinational corporations. One example is Pillar Two of the OECD’s “BEPS 2.0” initiative, which is aimed at ensuring all companies pay a global minimum tax. In December 2022, the EU Member States unanimously voted to adopt the OECD’s minimum tax rules and phase them into law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the Pillar Two signatory jurisdictions. Under the European Union’s minimum tax directive, EU Member States are to adopt, and a number of EU Member States have adopted or proposed, legislation implementing the minimum tax rules effective for periods beginning on or after 31 December 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after 31 December 2024. Ireland enacted legislation implementing the minimum tax rules by way of Finance (No 2) Act 2023 for accounting periods beginning on or after 31 December 2023. Legislatures in multiple countries outside of the European Union have also adopted or proposed legislation to implement the OECD’s minimum tax proposal. As a result of these developments and similar developments in other jurisdictions, the tax laws of certain countries in which Smurfit Kappa and its affiliates, and WestRock and its affiliates, do business could change on a prospective or retroactive basis, and any such change could significantly increase the Combined Group’s tax obligations in the countries in which it will do business or require the Combined Group to change the manner in which it operates its business, which may adversely affect the Combined Group after Completion.

Furthermore, US Congress or the Biden administration (or subsequent administrations) could enact changes to US corporate income taxes by increasing corporate tax rates, imposing new limitations on deductions, credits or other tax benefits, or making other changes that may adversely affect the business, cash flows or financial performance of the Combined Group. There is a substantial lack of clarity around the likelihood, timing and details of any such changes. At this time, it is not possible to determine whether such changes could adversely affect the Combined Group.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental entities.

Following Completion, the Combined Group will operate in 40 countries and, as a result of the Combination, will have a material presence in the United States. The tax rules to which Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, subject, including in the United States, are increasingly complex. The members of the Combined Group will be required to make judgements as to the interpretation and application of these rules, both as to the Merger and the Scheme and as to the operations of the Combined Group. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the OECD’s Inclusive Framework that proposes a minimum global tax (“Pillar Two”) and the EU’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration and tax compliance, could result in an increased tax burden for Smurfit Kappa, WestRock and, following Completion, the Combined Group, as well as increased levels of audit activity, investigations, litigation or other actions by relevant governmental entities.

Under any such audit, investigation, litigation or other action, governmental entities may disagree with the interpretation and/or application of relevant tax rules by the members of the Combined Group. A challenge by governmental entities in such circumstances may require members of the Combined Group to incur additional costs in connection with litigation or in reaching settlement and, if a governmental entity’s challenge is successful, could result in additional taxes, interest and/or penalties being assessed on members of the Combined Group. This could increase the amounts payable in respect of tax by the members of the Combined Group and may, given the current political and economic environment in relation to tax liabilities of multinational companies, cause reputational damage to the Combined Group. For instance, WestRock is challenging claims by the Brazil Federal Revenue Department that WestRock underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The total amount in dispute was R$730 million ($146 million) as of 31 March 2024, including various penalties and interest. For more information, see paragraph 16.3 (WestRock) of Part 14 (Additional Information) of this Prospectus.

Smurfit Kappa and WestRock regularly assess, and Smurfit WestRock will regularly assess, the likely outcomes of such audits, investigations, litigation or other actions to determine the appropriateness of their respective tax provisions and any uncertain tax positions. However, Smurfit Kappa, WestRock or the Combined Group may not accurately predict the outcomes of these audits, investigations, litigation or other actions and the actual outcomes of such audits, investigations, litigation or other actions could have a material impact on the Combined Group’s financial results.

Risks Relating to Ownership of Smurfit WestRock Shares

The market price and trading volume of Smurfit WestRock Shares may be particularly volatile in the period following Completion, and holders of the Smurfit WestRock Shares could lose a significant portion of their investment due to drops in the market price of the Smurfit WestRock Shares.

The market price and trading volume of Smurfit WestRock Shares may be volatile following Completion, and Smurfit WestRock Shareholders may not be able to resell their Smurfit WestRock Shares at or above their value at the Merger Effective Time due to fluctuations in the market price, including changes in price caused by factors unrelated to the Combined Group’s operating performance or prospects.

The market price and trading volume of Smurfit WestRock Shares could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this Prospectus;

•	actual or anticipated fluctuations in the Combined Group’s operating results;

•	for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by the Combined Group’s customers or competitors regarding their own performance;

•	regulatory changes that could impact the Combined Group’s business; and

•	general economic and industry conditions.

In the past, following large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type against the Combined Group could result in substantial costs and diversion of management’s attention and resources, which could adversely affect its business, results of operations, financial condition and/or prospects. Any adverse determination in litigation against the Combined Group could also subject it to significant liabilities.

Substantial future sales of Smurfit WestRock Shares or future sales by particular persons could impact the trading price of Smurfit WestRock Shares.

Sales of a substantial number of Smurfit WestRock Shares or sales of Smurfit WestRock Shares by particular persons, or the perception that these sales might occur, could depress the market price of the Smurfit WestRock Shares and could impair the Combined Group’s ability to raise capital through the sale of additional equity securities. For example, WestRock Shareholders or Smurfit Kappa Shareholders may decide to sell the Smurfit WestRock Shares received by them in the Combination, rather than remain Smurfit WestRock Shareholders, which could have an adverse impact on the trading price of the Smurfit WestRock Shares.

There has been no prior public market for Smurfit WestRock Shares on either the LSE or the NYSE, an active market for such securities may not develop or be sustained and trading prices may vary, and there is no guarantee that Smurfit WestRock Shares will be included in an S&P Index following Completion.

Prior to Completion, Smurfit WestRock Shares will not be publicly traded and there will not have been any public market for the Smurfit WestRock Shares. Subject to Completion, applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities. An application will also be made for the Smurfit WestRock Shares to be approved for listing on the NYSE. Following Completion, an active trading market for the Smurfit WestRock Shares may not develop or be sustained. Smurfit WestRock cannot predict the extent to which investor interest will lead to the development of an active trading market in the Smurfit WestRock Shares or whether such a market will be sustained following Completion.

Although Smurfit WestRock, WestRock and Smurfit Kappa will use their respective reasonable best efforts to seek inclusion of the Smurfit WestRock Shares in an S&P Index after the Merger Effective Time, the decision as to whether to admit the Smurfit WestRock Shares to an S&P Index is ultimately at the discretion of the S&P Index Committee and consequently there is no guarantee that the Smurfit WestRock Shares will be included in an S&P Index. If the Smurfit WestRock Shares are not included in an S&P Index, Smurfit WestRock’s access to investor capital may be reduced.

Following Completion, Smurfit WestRock Shares will not be eligible for inclusion in the UK series of FTSE indices, which could have an adverse effect on the trading price, trading volumes and liquidity of the Smurfit WestRock Shares.

The Smurfit Kappa Shares are currently included in the FTSE 100 Index and (i) listed on the premium listing segment of the Official List of the FCA and admitted to trading on the main market for listed securities of the LSE, and (ii) listed on the Official List of Euronext Dublin and admitted to trading on the Euronext Dublin Market. Following Completion, the Smurfit WestRock Shares are expected to be (i) approved for listing on the NYSE and (ii) admitted to the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, expected to be admitted to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder) and to trading on the LSE’s main market for listed securities. In addition, it is expected that Smurfit Kappa Shares will be delisted from the premium listing segment of the Official List of the FCA and the Smurfit Kappa Shares will cease trading on the main market for listed securities of the LSE, and that Smurfit Kappa Shares will delist from the Official List of Euronext Dublin and will cease trading on the Euronext Dublin Market. The Combination is therefore expected to result in Smurfit WestRock not being eligible for inclusion in the UK series of FTSE indices, including the FTSE 100 Index, which could have an adverse impact on the trading price, trading volumes and liquidity of the Smurfit WestRock Shares.

Smurfit WestRock’s maintenance of two exchange listings may adversely affect liquidity in the market for Smurfit WestRock Shares and result in pricing differentials of Smurfit WestRock Shares between the two exchanges.

Trading in Smurfit WestRock Shares on the LSE and the NYSE will take place in different currencies (sterling on the LSE and US dollars on the NYSE) and at different times (resulting from different time zones, different trading hours and different trading days for the LSE and the NYSE). The trading prices of Smurfit WestRock Shares on these two exchanges may at times differ due to these and other factors. Any decrease in the price of Smurfit WestRock Shares on the NYSE could cause a decrease in the trading price of Smurfit WestRock Shares on the LSE and vice versa.

The benefits Smurfit WestRock expects of the dual listing on the NYSE and the LSE, which are increased liquidity, visibility among investors and access to investors who may be able to hold listed shares in the United Kingdom but not the United States, and vice versa, may not be realised or, if realised, may not be sustained, and the costs associated with a dual listing may ultimately outweigh the associated benefits.

A standard listing pursuant to Chapter 14 of the Listing Rules affords shareholders a lower level of protection than a premium listing.

Following Completion, Smurfit WestRock will be subject to the Listing Rules that apply to companies listed on the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, those that are expected to apply to companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category), the Prospectus Regulation Rules and the DTRs; however, although Smurfit WestRock will be subject to applicable US and NYSE corporate governance rules, it will not be required to comply with provisions of the Listing Rules which currently apply only to companies listed on the premium listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, those that are expected to apply only to companies listed on the new Equity Shares (Commercial Companies) category). See Section D (Consequences of a Standard Listing) of Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance) of this Prospectus for more information.

Certain Smurfit WestRock Shareholders will be issued with Depositary Interests in respect of the Smurfit WestRock Shares.

On UK Admission, holders of Smurfit WestRock Shares will be able to hold and transfer interests in the Smurfit WestRock Shares within CREST pursuant to a depositary interest arrangement established by Smurfit WestRock. The Smurfit WestRock Shares will not themselves be admitted to CREST; rather, the DI Depositary will issue the Depositary Interests in respect of underlying Smurfit WestRock Shares. DI Holders may experience delays in receiving any dividends paid by Smurfit WestRock, may receive proxy forms later than other Smurfit WestRock Shareholders and may have to act earlier than other Smurfit WestRock Shareholders when casting votes at general meetings of Smurfit WestRock, by virtue of the administrative process involved in connection with holding Depositary Interests.

The market price for Smurfit WestRock Shares may be affected by factors different from those that historically have affected the Smurfit Kappa Shares and WestRock Shares.

Upon Completion, WestRock Shareholders (other than WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, to the extent they own WestRock Shares) and Smurfit Kappa Shareholders will become holders of Smurfit WestRock Shares. Smurfit Kappa and WestRock each have businesses that differ from each other. Accordingly, the results of operations of Smurfit WestRock will be affected by some factors that are different from those currently affecting the results of operations of each of Smurfit Kappa and WestRock. For a discussion of the businesses of Smurfit Kappa and WestRock and of certain important factors to consider in connection with those businesses, see Section B (Information on Smurfit Kappa) and Section C (Information on WestRock) of Part 8 (Information on the Combined Group) of this Prospectus, and the risk factors listed in this Part 1 (Risk Factors).

Shareholders of the Combined Group may be subject to currency exchange rate risk.

As the functional and presentational currency of Smurfit WestRock is expected to be US dollars, any dividends declared by Smurfit WestRock will be denominated, and paid to Smurfit WestRock Shareholders, in US dollars (unless, in the case of DI Holders, the relevant holder has lodged a valid currency payment election through CREST with the DI Depositary for such payments to be payable in sterling or euro). An investment in Smurfit WestRock Shares by an investor whose principal currency is not US dollars exposes the investor to foreign currency exchange rate risk. Any fluctuations in the value of US dollars relative to such foreign currency may reduce the value of the investment in the Smurfit WestRock Shares or any dividends in foreign currency terms.

Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it.

Under Irish law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves”, which Smurfit WestRock will not have immediately following Completion. The creation of distributable reserves of Smurfit WestRock involves a reduction in Smurfit WestRock’s share premium account (including any amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the Combination), which requires the approval of the Irish High Court and, in connection with seeking such court approval, the approval of Smurfit Kappa Shareholders and WestRock Shareholders is being sought. Smurfit Kappa and WestRock are not aware of any reason why the Irish High Court would not approve the creation of distributable reserves in this manner; however, the issuance of the required order is a matter for the discretion of the Irish High Court.

There will also be no guarantee that the required approvals by Smurfit Kappa Shareholders and WestRock Shareholders will be obtained. Even if the proposals are approved by the Smurfit Kappa Shareholders and WestRock Shareholders, the Irish High Court may not exercise its discretion to approve the creation of the distributable reserves if it is not satisfied that there is sufficient support among each of the Smurfit Kappa Shareholders and WestRock Shareholders, particularly where the resolutions are not each approved by more than 75% of the votes cast in respect of the resolutions. In the event that distributable reserves of Smurfit WestRock are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as Smurfit WestRock has otherwise created sufficient distributable reserves (including from its business activities).

Any dividend payment in respect of Smurfit WestRock Shares is subject to a number of factors, including the distributions of earnings to Smurfit WestRock by its subsidiaries, the financial condition and results of operations of the Combined Group, as well as the distributable reserves of Smurfit WestRock and the discretion of the Smurfit WestRock Board, and there are no guarantees that Smurfit WestRock will pay dividends or the level of any such dividends.

Any determination to pay dividends to Smurfit WestRock Shareholders will be at the discretion of the Smurfit WestRock Board and will be dependent on then-existing conditions, including but not limited to, Smurfit WestRock’s results of operations, capital investment priorities, the market price of Smurfit WestRock Shares and access to capital markets, legal requirements, industry practice, the distribution of earnings to Smurfit WestRock by its subsidiaries, the financial condition, limitations under Irish law and other factors Smurfit WestRock deems relevant. Smurfit WestRock believes that dividends are a central component of its objective to deliver value for Smurfit WestRock Shareholders and recognises the importance of dividends to Smurfit WestRock Shareholders. While there can be no assurance that Smurfit WestRock Shareholders will receive or be entitled to dividends that are equivalent to the historical dividends of Smurfit Kappa or WestRock, Smurfit WestRock intends to pay dividends to Smurfit WestRock Shareholders in line with Smurfit Kappa’s current attractive dividend policy. Smurfit Kappa has historically paid regular dividends and, following Completion, it is intended that Smurfit WestRock will declare dividends on a quarterly basis, although there is no assurance as to the timing or level of future dividend payments, if any, because these depend on, among other considerations, future earnings, capital requirements and financial condition.

Accordingly, realisation of a gain on Smurfit WestRock Shares may depend on the appreciation of the price of the Smurfit WestRock Shares, which may never occur. See the risk factor entitled “Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it” above for additional details.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about Smurfit WestRock’s business, the price and/or trading volume of Smurfit WestRock Shares could decline.

The trading market for Smurfit WestRock Shares will depend, in part, on the research and reports that securities or industry analysts publish about Smurfit WestRock and its business. Generally, securities and industry analysts based in the United States provide more coverage of US incorporated issuers than of foreign issuers. If too few analysts commence and maintain coverage of Smurfit WestRock, the trading price for its shares might be adversely affected. Similarly, if one or more of the analysts currently covering WestRock or Smurfit Kappa cease coverage of Smurfit WestRock or fail to publish reports on it regularly, demand for Smurfit WestRock Shares could decrease, which might cause the price of Smurfit WestRock Shares and trading volume to decline. In addition, if analysts publish inaccurate or unfavourable research about Smurfit WestRock’s business, the price and/or trading volume of Smurfit WestRock Shares could decline.

Any attempts to acquire Smurfit WestRock will be subject to the Irish Takeover Rules and subject to the supervisory jurisdiction of the Irish Takeover Panel and the Smurfit WestRock Board may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Smurfit WestRock will be subject to the Irish Takeover Rules, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including the LSE and the NYSE. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field.

Smurfit WestRock will become subject to the Irish Takeover Rules, under which Smurfit WestRock will not be permitted to take certain actions that might “frustrate” an offer for Smurfit WestRock Shares once the Smurfit WestRock Board has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of Smurfit WestRock Shareholders or the consent of the Irish Takeover Panel.

This could limit the ability of the Smurfit WestRock Board to take defensive actions even if it believes that such defensive actions would be in Smurfit WestRock’s best interests or the best interests of Smurfit WestRock Shareholders.

The operation of the Irish Takeover Rules and/or provisions of the Smurfit WestRock Constitution may affect the ability of certain parties to acquire Smurfit WestRock Shares.

The operation of the Irish Takeover Rules and/or provisions of the Smurfit WestRock Constitution could delay, defer or prevent a third party from acquiring Smurfit WestRock or otherwise adversely affect the price of Smurfit WestRock Shares.

For example, the Irish Takeover Rules provide if that an acquisition of Smurfit WestRock Shares were to increase the aggregate holding of the acquirer and its concert parties to Smurfit WestRock Shares that represent 30% or more of the voting rights of the Company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Smurfit WestRock Shares at a price not less than the highest price paid for the Smurfit WestRock Shares by the acquirer or its concert parties during the previous 12 months.

This requirement would also be triggered by an acquisition of Smurfit WestRock Shares by a person holding (together with its concert parties) Smurfit WestRock Shares that represent between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period.

Following Admission, under the Irish Takeover Rules, certain separate concert parties will be presumed to be acting in concert. The Smurfit WestRock Board and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of Smurfit WestRock.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of the Smurfit WestRock Board to acquire more of Smurfit WestRock’s securities, including under the terms of any executive incentive arrangements. Accordingly, the application of the Irish Takeover Rules may frustrate the ability of certain of Smurfit WestRock’s shareholders and directors to acquire Smurfit WestRock Shares.

Additionally, the Smurfit WestRock Constitution provides (i) that the Smurfit WestRock Board may issue preference shares without shareholder approval, with such rights and preferences as it may designate; (ii) that the Smurfit WestRock Board may, subject to applicable law, adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in the best interests of Smurfit WestRock; (iii) for an advance notice procedure for shareholder proposals to be brought before the annual general meeting, including proposed nominations of persons for election to the Smurfit WestRock Board; and (iv) that the Smurfit WestRock Board may fill vacancies on the Smurfit WestRock Board in certain circumstances.

These provisions may discourage potential takeover attempts, discourage bids for Smurfit WestRock Shares at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, the Smurfit WestRock Shares. These provisions could also discourage proxy contests and make it more difficult for Smurfit WestRock Shareholders to elect directors other than the candidates nominated by the Smurfit WestRock Board. See paragraph 4 (Description of the Smurfit WestRock Shares and the Smurfit WestRock Constitution) of Part 14 (Additional Information) of this Prospectus for additional information on the anti-takeover measures that may be applicable to Smurfit WestRock.

Future offerings of debt or equity securities by Smurfit WestRock may materially adversely affect the share price, and future capitalisation measures could lead to dilution of existing Smurfit WestRock Shareholders’ interests in Smurfit WestRock, for example if Smurfit WestRock increases its issued share capital in conjunction with a disapplication of statutory pre-emption rights. In addition, Smurfit WestRock Shareholders in certain jurisdictions, including the United States, may not be able to exercise their pre-emption rights even if those rights have not been disapplied.

Smurfit WestRock may seek to raise additional capital through the issuance of new shares or convertible or exchangeable bonds to finance organic growth or future acquisitions. Increasing the number of issued shares while disapplying pre-emption rights for existing Smurfit WestRock Shareholders would dilute the ownership interests of existing Smurfit WestRock Shareholders.

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorised to do so by a company’s constitution or by an ordinary resolution. Such authorisation may be granted for up to the maximum of a company’s authorised but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution.

This authorisation will need to be renewed by ordinary resolution upon its expiration and at periodic intervals thereafter. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in seeking renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved. Smurfit WestRock expects to seek an annual allotment authority at its annual general meetings.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for Smurfit WestRock Shareholders in a general meeting, to exclude such pre-emptive rights. This exclusion will need to be renewed by special resolution (approval by not less than 75% of the votes cast in person or by proxy) upon its expiration and at periodic intervals thereafter. Under Irish law, a disapplication of pre-emption rights may be authorised for up to five years at each renewal, but governance considerations may result in seeking renewals for shorter periods or for less than the maximum permitted number of unissued shares being sought or approved. It is expected that Smurfit WestRock will seek shareholder authority for the disapplication of pre-emption rights at its annual general meetings in a manner consistent with market practice for Irish companies with domestic issuer status in the United States, which currently envisages an annual authority of up to 20% of issued share capital.

In addition, even if pre-emption rights are not disapplied, securities laws of certain jurisdictions may restrict Smurfit WestRock’s ability to allow participation by Smurfit WestRock Shareholders in future offerings. In particular, Smurfit WestRock Shareholders in certain countries, including the United States, may not be entitled to exercise these rights, unless Smurfit WestRock complies with local requirements, or in the case of the United States, unless the Smurfit WestRock Shares and any other securities that are offered and sold are registered under the US Securities Act, or the Smurfit WestRock Shares and such other securities are offered pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

Smurfit WestRock Shareholders’ ownership interests could also be diluted if other companies or equity interests in companies are acquired in exchange for new Smurfit WestRock Shares to be issued and if Smurfit WestRock Shares are issued to employees under equity based incentive plans. For more information on Smurfit WestRock’s equity plans, see paragraph 13.1 (Share plans of the Combined Group—The Company) of Part 14 (Additional Information) of this Prospectus.

Part 2
Presentation of Financial and Other Information

Presentation of financial information

Smurfit WestRock has, and until just prior to Completion will have, no material operations, assets or liabilities, except for matters incidental to its formation or undertaken in connection with the Combination. Therefore, this Prospectus does not present any standalone financial information for Smurfit WestRock. Following Completion, Smurfit WestRock will prepare its financial statements in accordance with US GAAP and its financial year will run from 1 January to 31 December.

This Prospectus contains the following historical financial statements:

•	the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023 (the “Smurfit Kappa Annual Financial Statements”), included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus; and

•	the audited consolidated financial statements of WestRock as at and for the financial years ended 30 September 2021 (the “WestRock 2021 Annual Financial Statements”), 30 September 2022 (the “WestRock 2022 Annual Financial Statements”) and 30 September 2023 (the “WestRock 2023 Annual Financial Statements”, and together with the WestRock 2021 Annual Financial Statements and the WestRock 2022 Annual Financial Statements, the “WestRock Annual Financial Statements”) and the unaudited, interim consolidated financial statements of WestRock as at and for the three months ended 31 December 2023 (the “WestRock Q1 Financial Statements”) and as at and for the three and six months ended 31 March 2024 (the “WestRock H1 Financial Statements”, and together with the WestRock Q1 Financial Statements and the WestRock Annual Financial Statements, the “WestRock Financial Statements”), each of which is included in Part 19 (Historical Financial Statements of WestRock) of this Prospectus.

Where information in this Prospectus has been extracted from the audited consolidated financial statements of Smurfit Kappa or the audited consolidated financial statements of WestRock, the information is audited unless otherwise stated. Where information has been extracted from the unaudited, interim consolidated financial statements of WestRock, the information is unaudited.

Unless otherwise indicated, financial information in this Prospectus relating to Smurfit Kappa and WestRock has been prepared in accordance with US GAAP.

Pro forma financial information

In this Prospectus, any reference to pro forma financial information is to information which has been extracted without material adjustments from the unaudited pro forma financial information contained in Part 12 (Unaudited Pro Forma Financial Information for the Combined Group) of this Prospectus. The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent the Combined Group’s actual financial position or results.

Non-US GAAP measures

Smurfit Kappa

This Prospectus contains the following alternative performance measures (“APMs”) relating to the operating and financial performance of Smurfit Kappa’s operations: Adjusted EBITDA, Net Debt, Net Leverage Ratio, Adjusted Net Income, Adjusted EPS and Adjusted Free Cash Flow. Definitions of these measures, along with reconciliations, where applicable, to Smurfit Kappa’s reported historical financial information presented on a US GAAP basis, appear in Section A (Operating and Financial Review of Smurfit Kappa) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus.

These measures are not defined under US GAAP and are presented because Smurfit Kappa believes that they provide both management and users of Smurfit Kappa’s consolidated financial statements with useful additional information when evaluating its operating and financial performance. Smurfit Kappa’s non-US GAAP financial measures are not intended to be considered in isolation of, as a substitute for, superior to or as an alternative to its US GAAP results. The non-US GAAP financial measures Smurfit Kappa presents may differ from similarly captioned measures presented by other companies, limiting their usefulness for comparison purposes.

WestRock

This Prospectus contains the following APMs relating to the operating and financial performance of WestRock’s operations: Adjusted Net Income; Adjusted Earnings Per Diluted Share; and Consolidated Adjusted EBITDA. Definitions of these measures, along with reconciliations to WestRock’s reported historical financial information presented on a US GAAP basis, appear in Section B (Operating and Financial Review of WestRock) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus.

These measures are not defined under US GAAP and are presented because WestRock believes that they provide additional meaningful financial information that may be relevant when assessing the ongoing performance of WestRock. Non-US GAAP financial measures should be viewed in addition to, and not as an alternative to, WestRock’s US GAAP results. The Non-US GAAP measures WestRock presents may be different from non-US GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

Rounding

Certain figures included in this Prospectus, including financial and numerical information, have been subject to rounding adjustments. Accordingly, figures shown in the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Currencies

Unless otherwise indicated, all references in this Prospectus to “US dollars”, “USD”, “US$” or “$” are to the lawful currency of the United States; references to “sterling”, “GBP”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom; references to “EUR”, “euro” or “€” are to the official currency of the Eurozone; and references to “R$” are to the lawful currency of Brazil.

Auditors

KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee with its address at 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03, Ireland, who are registered to carry out audit work by Chartered Accountants Ireland, audited and rendered an unqualified auditor’s report in respect of the consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023 included in this Prospectus.

EY, an independent registered public accounting firm, with its address at 55 Ivan Allen Jr Blvd, NW Suite 1000, Atlanta GA, 30308, United States, and registered to provide audit services by the PCAOB, audited and rendered an unqualified auditor’s report in respect of the consolidated financial statements of WestRock as at and for the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, included in this Prospectus.

Following Completion, Smurfit WestRock intends to appoint one of the big four international audit firms as its auditor.

Forward-looking statements

This Prospectus, as well as oral statements made or to be made by Smurfit WestRock, Smurfit Kappa and WestRock, include certain “forward-looking statements” (including within the meaning of US federal securities laws) regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, cost synergies), and any other statements regarding Smurfit WestRock’s, Smurfit Kappa’s and WestRock’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements included in this Prospectus that are not historical facts, including statements about the beliefs and expectations of the management of each of Smurfit WestRock, Smurfit Kappa and WestRock, are forward-looking statements. Words such as “may”, “will”, “could”, “should”, “would”, “anticipate”, “intend”, “estimate”, “project”, “plan”, “believe”, “expect”, “target”, “prospects”, “potential”, “commit”, “forecasts”, “aims”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While Smurfit WestRock, Smurfit Kappa and WestRock believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Smurfit WestRock, Smurfit Kappa and WestRock. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of Smurfit WestRock, Smurfit Kappa and WestRock depending upon a number of factors affecting their businesses and risks associated with the successful execution of the Combination and the integration and performance of their businesses following the Combination. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include:

•	developments related to pricing cycles and volumes;

•	economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs;

•	reduced supply of raw materials, energy and transportation, including from supply chain disruptions and labour shortages;

•	intense competition;

•	risks related to international sales and operations;

•	failure to respond to changing customer preferences and to protect intellectual property;

•	results and impacts of acquisitions by Smurfit Kappa, WestRock or, following Completion, the Combined Group;

•	the amount and timing of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s capital expenditures;

•	evolving legal, regulatory and tax regimes;

•	changes in economic, financial, political and regulatory conditions in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (such as the COVID-19 pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, US or UK administrations;

•	the ability of Smurfit Kappa, WestRock or, following Completion the Combined Group, to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic;

•	the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets;

•	the potential impairment of assets and goodwill;

•	the scope, costs, timing and impact of any restructuring of operations and corporate and tax structure;

•	actions by third parties, including government agencies;

•	a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated;

•	Smurfit WestRock may be unable to achieve the synergies and value creation contemplated by the Combination;

•	Smurfit WestRock’s availability of sufficient cash to distribute to Smurfit WestRock Shareholders in line with current expectations;

•	Smurfit WestRock may be unable to promptly and effectively integrate Smurfit Kappa’s and WestRock’s businesses;

•	failure to successfully implement strategic transformation initiatives;

•	each of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s management’s time and attention is diverted on issues related to the Combination;

•	disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships;

•	significant levels of indebtedness;

•	credit ratings may decline following the Combination;

•	legal proceedings may be instituted against Smurfit WestRock, Smurfit Kappa or WestRock;

•	Smurfit Kappa, WestRock and, following Completion the Combined Group, may be unable to retain or hire key personnel;

•	the consummation of the Combination may have a negative effect on Smurfit Kappa’s or WestRock’s share prices, or on their operating results;

•	the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations;

•	certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions;

•	Smurfit WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination, including the risk that the IRS may assert that Smurfit WestRock should be treated as a US corporation or be subject to certain unfavourable US federal income tax rules under Section 7874 of the Code as a result of the Combination; and

•	other factors such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of regulators and other factors such as changes in the political, social and regulatory framework in which the Combined Group will operate or in economic or technological trends or conditions.

Consequently, all of the forward-looking statements Smurfit WestRock, Smurfit Kappa and WestRock make in this Prospectus are qualified by the information contained in this Prospectus, including, but not limited to, (i) the information under this heading, (ii) the information discussed in Part 1 (Risk Factors) of this Prospectus.

None of Smurfit WestRock, Smurfit Kappa, WestRock or any of their respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Prospectus will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the UK Prospectus Regulation, the Listing Rules and the DTRs, the Prospectus Regulation Rules, the UK Market Abuse Regulation and other applicable regulations), Smurfit WestRock is under no obligation, and Smurfit WestRock expressly disclaims any intention or obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this paragraph or anywhere else in this Prospectus should be construed as qualifying the statement in respect of the Combined Group’s working capital set out in paragraph 19 (Combined Group working capital statement) of Part 14 (Additional Information) of this Prospectus. Information in this Prospectus will be updated as required by the Prospectus Regulation Rules, the Listing Rules and the DTRs, as appropriate.

Additional information and where to find it

In connection with the Combination, Smurfit WestRock has filed with the US SEC the US Registration Statement, which was declared effective by the US SEC on 26 April 2024, that includes the US Prospectus, relating to the offer and sale of Smurfit WestRock Shares to WestRock Shareholders pursuant to the Merger. In addition, on 26 April 2024, WestRock filed the US Proxy Statement with the US SEC with respect to the special meeting of WestRock Shareholders in connection with the Merger. WestRock commenced mailing of the US Proxy Statement to WestRock Shareholders on or about 1 May 2024. YOU ARE URGED TO READ THE US REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE US SEC IN CONNECTION WITH THE COMBINATION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION, THE PARTIES TO THE COMBINATION, THE RISKS ASSOCIATED WITH THE COMBINATION AND RELATED MATTERS, INCLUDING INFORMATION ABOUT CERTAIN OF THE PARTIES’ RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE COMBINATION AND ABOUT THEIR INTERESTS IN THE SOLICITATION. The US Registration Statement, the US Prospectus, the US Proxy Statement and other documents filed by Smurfit WestRock, Smurfit Kappa and WestRock with the US SEC are available free of charge at the US SEC’s website at www.sec.gov. In addition, investors and shareholders or stockholders are able to obtain free copies of the US Registration Statement, the US Proxy Statement and other documents filed with the US SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia 30328, United States, or by calling +1 (770) 448-2193, and are able to obtain free copies of the US Registration Statement, the US Prospectus and other documents filed with the US SEC by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The contents of these websites, the US Registration Statement, the US Proxy Statement, the US Prospectus and other documents filed or to be filed with the US SEC are not incorporated into this Prospectus by reference and do not form part of this Prospectus.

No offer of securities

THIS PROSPECTUS DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, ACQUIRE, SUBSCRIBE FOR, SELL, DISPOSE OF OR ISSUE, OR ANY SOLICITATION OF ANY OFFER TO SELL, DISPOSE OF, PURCHASE, ACQUIRE, SUBSCRIBE FOR OR ISSUE, ANY SECURITY IN SMURFIT WESTROCK, INCLUDING ANY SMURFIT WESTROCK SHARES TO BE ISSUED TO SMURFIT KAPPA SHAREHOLDERS AND WESTROCK SHAREHOLDERS IN CONNECTION WITH THE COMBINATION. The issuance of the Smurfit WestRock Shares in connection with the Combination to Smurfit Kappa Shareholders has not been, and is not expected to be, registered under the US Securities Act or the securities laws of any other jurisdiction. The Smurfit WestRock Shares to be issued in connection with the Combination to Smurfit Kappa Shareholders will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the Scheme by the Irish High Court. Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorised governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to authorise the Scheme, the Irish High Court will consider at the Irish Court Hearing whether the terms and conditions of the Scheme are fair to Scheme Shareholders. The Irish High Court will fix the date and time for the Irish Court Hearing. If the Irish High Court approves the Scheme, its approval will constitute the basis for the Smurfit WestRock Shares to be issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act. The Smurfit WestRock Shares issued pursuant to Section 3(a)(10) of the US Securities Act will be freely transferable under US federal securities laws, except by any Smurfit Kappa Shareholder who may be deemed an “affiliate” for purposes of Rule 144 of the US Securities Act of Smurfit WestRock after Completion.

In the event that Smurfit WestRock Shares are in fact held by affiliates of Smurfit WestRock, those holders may resell the Smurfit WestRock Shares (a) in accordance with the provisions of Rule 144 under the US Securities Act or (b) as otherwise permitted under the US Securities Act. Rule 144 generally provides that “affiliates” of Smurfit WestRock may not sell securities of Smurfit WestRock received in connection with the Combination unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding Smurfit WestRock Shares or the average weekly reported trading volume in such securities over the four calendar weeks preceding the notice of sale required under Rule 144, provided that the sales are made in unsolicited, open market “brokers’ transactions” and that current public information on Smurfit WestRock is available.

Participants in the solicitation of proxies

This Prospectus does not constitute the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make such proxy solicitation in that jurisdiction, neither does it constitute a solicitation of any vote or approval of WestRock Shareholders. However, under US SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023 and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the US SEC on November 17, 2023. Information about the compensation of WestRock’s directors for the financial year ended 30 September 2023 is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023. Information about the compensation of WestRock’s executive officers for the financial year ended 30 September 2023 is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023. Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the US Securities Act) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023. Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers as of 22 April 2024 is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of WestRock” starting on page 277 of each of the US Proxy Statement and the US Prospectus. As of 22 April 2024, none of the participants (within the meaning of Rule 13d-3 under the US Exchange Act) owned more than 1% of WestRock Shares. Other information regarding certain participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise are contained in the section entitled “Interests of WestRock’s Directors and Executive Officers in the Combination” beginning on page 139 of each of the US Prospectus and the US Proxy Statement.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 112 of Smurfit Kappa’s 2023 Annual Report (the “Smurfit Kappa 2023 Annual Report”) published on Smurfit Kappa’s website on 15 March 2024 which was filed with the FCA on 15 March 2024 and Euronext Dublin in Ireland on 15 March 2024. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 129 of the Smurfit Kappa 2023 Annual Report. Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on page 223 of the Smurfit Kappa 2023 Annual Report. Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2023,” on page 147 of the Smurfit Kappa 2023 Annual Report.

Information about the expected beneficial ownership of Smurfit WestRock securities by the individuals who are expected to be executive officers and directors of Smurfit WestRock at Completion is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of Smurfit WestRock” beginning on page 279 of each of the US Prospectus and the US Proxy Statement. Information required by Item 402 of the SEC’s Regulation S-K with respect to the executive officers of Smurfit WestRock who served as executives of Smurfit Kappa during Smurfit Kappa’s fiscal year 2023, as well as a description of certain post-Completion compensation arrangements that are expected to apply to the executive officers of Smurfit WestRock, is set forth in the section entitled “Executive Compensation” beginning on page 327 of each of the US Prospectus and the US Proxy Statement.

No representations

The summary of the Transaction Agreement and its terms contained in this Prospectus has been included in order to provide investors with information regarding the principal terms of the Transaction Agreement and is qualified in its entirety by reference to the Transaction Agreement. This summary may not contain all of the information about the Transaction Agreement that is important to investors. Except for the status of the Transaction Agreement as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions related thereto, the Transaction Agreement is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the Transaction Agreement are made solely for the benefit of the parties to such agreement and are qualified, including by information in disclosure schedules that the parties exchanged in connection with the execution of such agreement. Representations and warranties may be used as a tool to promote disclosure and allocate risks between the parties, including where the parties do not have complete knowledge of all facts. Investors are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterisations of the actual state of facts or conditions of Smurfit Kappa, WestRock, Smurfit WestRock or any of their affiliates or subsidiaries.

No profit forecasts or estimates

No statement in this Prospectus is intended to be or is to be construed as a profit forecast or estimate for any period and no other statement in this Prospectus should be interpreted to mean that earnings or earnings per share for Smurfit Kappa or WestRock for the current or future financial years, or those of the Combined Group, would necessarily match or exceed the historical published earnings or earnings per share for Smurfit Kappa or WestRock.

Profit forecasts no longer valid

Certain long-range, unaudited Projections (as defined in Part 16 (Profit Forecasts No Longer Valid) of this Prospectus) regarding Smurfit Kappa’s and WestRock’s future performances (in each case, on a stand-alone basis without giving effect to the Combination) have been included in the US Registration Statement and the US Proxy Statement. The requirement for the Projections to be included within the US Registration Statement and the US Proxy Statement arose in connection with certain opinions produced by each of Evercore and Lazard, WestRock’s financial advisers, on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. As part of that disclosure, WestRock was required to disclose the Projections in the US Registration Statement and the US Proxy Statement. For the reasons set out in Part 16 (Profit Forecasts No Longer Valid) of this Prospectus, Smurfit WestRock considers that the Projections are no longer valid.

Synergy information

Statements of identified synergies and estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a consequence, the identified synergies and estimated cost savings referred to in this Prospectus may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

Market and industry information

Market data and certain industry forecasts used in this Prospectus were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy or completeness of such information is not guaranteed. Similarly, internal surveys, reports and studies and market research, while believed by the Company to be reliable and accurately extracted by the Company for the purposes of this Prospectus, have not been independently verified and the Company makes no representation as to the accuracy of such information. See the paragraph entitled “—Forward-looking statements” above.

Sources of third-party information

The information set out in this Prospectus that has been sourced from third-parties has been accurately reproduced and, so far as the Company is aware and has been able to ascertain from that published information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third-party information has been used in this Prospectus, the source of such information has been identified.

Time of day

Unless otherwise indicated, all references in this Prospectus to time of day are references to UK and Irish times.

Enforceability of Judgments

Following Completion, (i) the rights of Smurfit WestRock Shareholders and the responsibilities of the Smurfit WestRock Board will be governed by the laws of Ireland, including the Irish Companies Act, and by the Smurfit WestRock Constitution, and (ii) a significant portion of Smurfit WestRock’s assets will be located outside the United States and several of Smurfit WestRock’s directors and officers are citizens or residents of, or are organised in, jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors and officers, or to realise in the United States upon judgments of courts of the United States predicated upon civil liability of Smurfit WestRock and its directors or officers under US securities laws.

The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any US federal or state court based on civil liability, whether or not based solely on US federal or state securities laws, would not automatically be recognised or enforceable in Ireland.

A judgment of the US courts will be enforced by the Irish courts, by way of separate action in Ireland, if the following general requirements are met: (i) the debt is for a liquidated or defined sum; (ii) the procedural rules of the US court must have been observed and the US court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and (iii) the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. If the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland.

The Irish courts may, in certain circumstances, refuse to enforce a judgment of the US courts which meets the above requirements, including (a) if the judgment was obtained or alleged to have been obtained by fraud; (b) if the process and decision of the US courts were contrary to natural or constitutional justice under the laws of Ireland and if the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice; (c) if the judgment is contrary to Irish public policy or involves certain US laws which will not be enforced in Ireland or constitute the enforcement of a judgment of a penal or taxation nature; (d) if jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules; or (e) if the judgment is not consistent with a judgment of an Irish court in respect of the same matter.

Certain defined terms

Certain terms used in this Prospectus, including capitalised terms and certain technical and other items, are defined and explained in Part 17 (Definitions and Glossary) of this Prospectus.

Part 3
Current Directors, Proposed Directors, Company Secretary, Registered and Head Office and Advisers

Current Directors of the Company	Anthony Smurfit	Director

	Ken Bowles	Director

Proposed Directors of the Company following Completion	Irial Finan	Chair

	Anthony Smurfit	President, Group Chief Executive Officer and Director

	Ken Bowles	Executive Vice President, Group Chief Financial Officer and Director

	Carol Fairweather	Non-Executive Director

	Mary Lynn Ferguson-McHugh	Non-Executive Director

	Kaisa Hietala	Non-Executive Director

	Lourdes Melgar	Non-Executive Director

	Jørgen Buhl Rasmussen	Non-Executive Director

	Colleen F. Arnold	Non-Executive Director

	Timothy J. Bernlohr	Non-Executive Director

	Terrell K. Crews	Non-Executive Director

	Suzan F. Harrison	Non-Executive Director

	Dmitri L. Stockton	Non-Executive Director

	Alan D. Wilson	Non-Executive Director

Group Company Secretary of the Company	Gillian Carson-Callan

Registered Office of the Company	Beech Hill, Clonskeagh
Dublin 4
D04 N2R2
Ireland

Lead Financial Adviser to Smurfit Kappa	Citigroup Global Markets Limited
Citigroup Centre, Canary Wharf
33 Canada Square
London E14 5LB
United Kingdom

Financial Adviser to Smurfit Kappa	PJT Partners (UK) Limited
One Curzon Street
London WIJ 5HD
United Kingdom

Financial Adviser to WestRock	Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020
United States

Financial Adviser to the WestRock Board	Evercore Group L.L.C.
55 East 52nd Street
New York, NY 10055
United States

Legal Advisers to Smurfit Kappa as to Irish law	Matheson LLP
70 Sir John Rogerson’s Quay
Dublin 2
D02 R296
Ireland

Legal Advisers to Smurfit Kappa as to English law	Freshfields Bruckhaus Deringer LLP
100 Bishopsgate
London EC2P 2SR
United Kingdom

Legal Advisers to Smurfit Kappa as to US law	Wachtell, Lipton, Rosen & Katz
51 Wes[t] 52nd Street
New York, NY 10019
United States

Legal Advisers to WestRock as to English law	Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ
United Kingdom

Legal Advisers to WestRock as to US law	Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
United States

Legal Advisers to WestRock as to Irish law	McCann FitzGerald LLP
Riverside One
Sir John Rogerson’s Quay
Dublin 2
D02 X576
Ireland

Auditors to Smurfit Kappa	KPMG
1 Stokes Place
St Stephen’s Green
Dublin 2
D02 DE03
Ireland

Auditors to WestRock	Ernst & Young LLP
55 Ivan Allen Jr Blvd
NW Suite 1000
Atlanta, GA 30308
United States

Reporting Accountants	KPMG
1 Stokes Place
St Stephen’s Green
Dublin 2
D02 DE03
Ireland

Company Registrar	Computershare Investor Services (Ireland) Limited
3100 Lake Drive
Citywest Business Campus
Dublin 24
D24 AK82
Ireland

Transfer Agent	Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
United States

DI Depositary	Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
United Kingdom

Part 4
Expected Timetable of Principal Events

All times shown are UK and Irish times unless otherwise stated. All dates and times are based on the current expectations of Smurfit WestRock, Smurfit Kappa and WestRock and are subject to change. They will depend, among other things, upon the date on which the outstanding Conditions are satisfied or (where applicable) waived. If any of the dates and/or times in this expected timetable of principal events change, the revised dates and/or times will be notified by announcement through a Regulatory Information Service.

Event	Expected time/date

US Registration Statement declared effective	26 April 2024
Publication of this Prospectus and the Class 1 Circular	14 May 2024
Scheme Meeting	10:00 a.m. on 13 June 2024
EGM	10:15 a.m. on 13 June 2024, or if later, as soon as possible following the conclusion or adjournment of the Scheme Meeting
WestRock Special Meeting	9:00 a.m. (New York City Time) on 13 June 2024
Last day of trading in Smurfit Kappa Shares on Euronext Dublin	2 July 2024
Irish Court Hearing in respect of Court Order and Court Order obtained	11:00 a.m. on 2 July 2024
Suspension of trading in Smurfit Kappa Shares on Euronext Dublin	5:00 p.m. on 2 July 2024
Last day for settlement of final trades placed on Euronext Dublin	4 July 2024
Scheme Record Time	5:00 p.m. (New York City Time) on 5 July 2024
Scheme Effective Date, Completion	5 July 2024
Smurfit WestRock Shares issued to Smurfit Kappa Shareholders and WestRock Shareholders in connection with the Combination	After 5:00 p.m. (New York City Time) on 5 July 2024
Delisting of Smurfit Kappa Shares from the Official List of Euronext Dublin and cancellation of admission to trading on the Euronext Dublin Market	8:00 a.m. on 8 July 2024
Delisting of Smurfit Kappa Shares from the Official List of the FCA and cancellation of admission to trading on the LSE’s main market for listed securities	8:00 a.m. on 8 July 2024
Expected UK Admission and commencement of dealings in Smurfit WestRock Shares on the LSE	8:00 a.m. on 8 July 2024
Expected NYSE Admission and commencement of dealings in Smurfit WestRock Shares on the NYSE	9:30 a.m. (New York City Time) on 8 July 2024
Expected crediting of Depositary Interests to CREST Participant accounts	By or around 2:00 p.m. on 8 July 2024
End Date(1)	12 September 2024

Note:

(1)	The End Date is subject to extension until 12 March 2025 pursuant to the terms of the Transaction Agreement in circumstances where certain regulatory approvals and consents remain outstanding when all other Conditions have been satisfied or waived (other than (a) those Conditions that by their nature can only be satisfied on the date on which the Scheme is sanctioned at the Irish Court Hearing, but subject to those Conditions being able to be satisfied or having been waived and (b) the Conditions set forth in clause 8.1(a) and clause 8.1(b)(iv) of the Transaction Agreement).

Part 5
Indicative Combination Statistics

The following table sets out the indicative Combination statistics, based on the assumptions set out below:

Number of Smurfit WestRock Shares expected to be in issue as at Completion(3)	519,420,158
Smurfit WestRock Shares to be issued pursuant to the Scheme
Number of Smurfit Kappa Shares in issue as at the Latest Practicable Date(1)	261,094,836
Number of Smurfit WestRock Shares expected to be issued pursuant to the Scheme(2)	261,094,836
Number of Smurfit WestRock Shares expected to be issued pursuant to the Scheme as a percentage of the number of Smurfit WestRock Shares expected to be in issue as at Completion(2)	50.3%

Smurfit WestRock Shares to be issued pursuant to the Merger
Number of WestRock Shares in issue (excluding 35,953,499 WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries) as at the Latest Practicable Date(3)	258,153,744
Number of WestRock Shares in issue (excluding 35,953,499 WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries) immediately prior to the Merger Effective Time(4)(5)	258,325,322
Number of Smurfit WestRock Shares expected to be issued pursuant to the Merger(4)(5)	258,325,322
Number of Smurfit WestRock Shares expected to be issued pursuant to the Merger as a percentage of the number of Smurfit WestRock Shares expected to be in issue as at Completion(4)(5)	49.7%

Expected market capitalisation of Smurfit WestRock
Expected market capitalisation of Smurfit WestRock immediately following Completion(6)	$24.4 billion

Notes:

(1)	Based on the Smurfit Kappa Register of Members as at the Latest Practicable Date. As at the Latest Practicable Date, there were no Designated Smurfit Kappa Shares.
(2)	Excludes any Smurfit WestRock Shares issuable in respect of Smurfit Kappa Equity Awards that may vest in the ordinary course between the Latest Practicable Date and Completion.
(3)	Based on WestRock’s shareholder register as at the Latest Practicable Date.
(4)	Excludes any Smurfit WestRock Shares issuable in respect of WestRock Equity Awards that may vest in the ordinary course between the Latest Practicable Date and Completion.
(5)	Includes 46,495 WestRock Shares subject to unvested WestRock Director RSU Awards that are scheduled to vest immediately prior to the Merger Effective Time, as described in the paragraph entitled “WestRock RSU Awards” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus, and 125,083 WestRock Shares subject to vested and deferred WestRock Director RSU Awards.
(6)	Calculated with reference to 519,420,158 Smurfit WestRock Shares expected to be in issue as at Completion and the closing trading price of Smurfit Kappa Shares on the LSE as at 3 May 2024, converted at the spot $/£ exchange rate of $1.2547 to £1.00.

Part 6
Information on the Combination

1.	Introduction

On 12 September 2023, Smurfit Kappa and WestRock announced they had reached an agreement on the terms of the Combination (the “Combination Announcement”), to be implemented by means of: (i) an acquisition by Smurfit WestRock of the entire issued share capital of Smurfit Kappa Group plc by way of the Scheme; and (ii) the Merger. Under the terms of the Transaction Agreement, for each WestRock Share issued and outstanding immediately prior to the Merger Effective Time (other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and excluding Dissenting Shares) the WestRock Shareholders will receive (without interest and less applicable withholding taxes) one validly issued, fully paid and non-assessable Smurfit WestRock Share and $5.00 in cash. Smurfit Kappa Shareholders will receive one Smurfit WestRock Share for each Smurfit Kappa Share (excluding any Designated Smurfit Kappa Shares) issued and outstanding immediately prior to the Scheme. Subject to the satisfaction, or where applicable, waiver of the Conditions, it is estimated that Completion will occur in early July 2024. The expected Combination timetable is set out in Part 4 (Expected Timetable of Principal Events) of this Prospectus.

Following Completion, Smurfit WestRock will be the parent company of the Combined Group. Smurfit WestRock will continue to maintain a critical presence in key locations from which Smurfit Kappa and WestRock currently operate. Smurfit WestRock’s global headquarters will be located in Dublin, Ireland, at the current site of the Smurfit Kappa headquarters. Smurfit WestRock’s North and South American operations will be headquartered at facilities in Atlanta, Georgia, United States. Smurfit WestRock is incorporated in and will be domiciled in Ireland.

Immediately following Completion, Smurfit Kappa Shareholders and WestRock Shareholders are expected to own approximately 50.3% and 49.7% of Smurfit WestRock, respectively, based on the number of shares outstanding of both Smurfit Kappa and WestRock as at the Latest Practicable Date and the assumptions set out in Part 5 (Indicative Combination Statistics).

Following Completion, Smurfit WestRock will have a dual listing on the NYSE and the standard listing segment of the Official List of the FCA, and Smurfit WestRock Shares will be admitted to trading on the NYSE and the LSE’s main market for listed securities. It should also be noted that, subject to the FCA’s Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time following Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. As at the date of this Prospectus, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Smurfit WestRock, WestRock and Smurfit Kappa will use their respective reasonable best efforts to seek inclusion of the Smurfit WestRock Shares (including those Smurfit WestRock Shares issued in connection with the Smurfit WestRock DIs) in an S&P Index following the Merger Effective Time.

Subject to Completion, the Smurfit Kappa Shares (i) will be delisted from the premium listing segment of the Official List of the FCA and will cease trading on the LSE’s main market for listed securities, and (ii) will be delisted from the Official List of Euronext Dublin and will cease trading on the Euronext Dublin Market. Similarly, the WestRock Shares will be delisted from the NYSE.

2.	Background to and reasons for the Combination

Smurfit WestRock believes the Combination will create a global ‘go-to’ packaging partner of choice and represents a highly compelling opportunity to create value for stakeholders. The Combination brings together two highly complementary portfolios and sets of capabilities benefitting customers, employees and shareholders. The Combined Group will have extensive geographic reach and scale with operations in attractive product segments and growing markets.

Smurfit WestRock believes the Combination will provide immediate and long-term value creation for both Smurfit Kappa Shareholders and WestRock Shareholders, who will be able to participate meaningfully in the Combined Group’s combined success post-Completion.

Combining two highly complementary portfolios to create a global leader in sustainable packaging

Smurfit Kappa and WestRock are among the leaders in the attractive, sustainable packaging sector, which has been experiencing long-term growth. The combination of Smurfit Kappa and WestRock marks the creation of a global leader with vast scale, quality, product diversity and geographic reach, spanning six continents and 40 countries, with 63 mills, approximately 450 converting operations and a team of approximately 100,000 people.

Smurfit Kappa is one of the leading integrated corrugated packaging manufacturers in Europe, with a large-scale pan-regional presence in Latin America. Through its operational excellence and innovation, Smurfit Kappa has consistently delivered robust performance and returns.

WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. The North American market is a strategically important and very attractive market where Smurfit Kappa’s existing presence is smaller relative to its European and Latin American operations.

Combining Smurfit Kappa with WestRock will deliver a balanced business, providing greater exposure to the strategically important and structurally attractive North American market.

Driven by favourable secular trends such as e-commerce and sustainability, Smurfit WestRock believes that the outlook for the paper and packaging industry remains positive. Smurfit WestRock anticipates that the Combined Group will be well-positioned as a global leader in sustainable packaging to benefit from the strong secular trends.

Immediate and long-term value creation opportunity delivering compelling benefits for Smurfit Kappa Shareholders and WestRock Shareholders

The combination of Smurfit Kappa and WestRock is expected to create an enhanced revenue profile for the Combined Group, balanced across attractive geographies and end-markets. Additionally, the Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation (for more information, see paragraph 3 (Synergies and integration) of this Part 6 (Information on the Combination)). Smurfit Kappa has a strong track record of successfully integrating acquisitions, having acquired over 30 businesses since 2014.

In addition, the Combined Group will benefit from strong operating cash flows, providing it with significant capital allocation flexibility to continue and accelerate its transformation journey. A strong balance sheet, committed to strong investment grade credit ratings, will also support growth through continued investments in people, the asset base, innovation, sustainable solutions and acquiring strategically attractive and accretive assets around the world.

The Combined Group will have a strong asset base, a global footprint in both containerboard and corrugated packaging, a leading consumer and specialty packaging business, material synergies, and enhanced scale to deliver value in the short, medium and long-term. By improving the output from the Combined Group’s asset base through judicious capital investments, continuous improvement programmes, transfer of best practice, industrial engineering and other progressive initiatives, the Combined Group expects to deliver improved operating efficiency and increased returns over time.

Extensive geographic reach across 40 countries with a significant presence across both Europe and the Americas

Through the Combined Group’s size and scale, the Combined Group will have a balanced and extensive geographic reach across 40 countries, with a significant presence across important markets in Europe and the Americas.

Smurfit Kappa is one of the largest integrated manufacturers of paper-based packaging solutions in terms of volumes and sales in the world. In Europe, Smurfit Kappa is a leader by production volume in corrugated packaging, containerboard and bag-in-box. In Latin America, Smurfit Kappa is a large-scale pan-regional player. Smurfit Kappa also operates in North America and Africa. WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia.

With operations in attractive product segments and growing markets, the Combined Group will be able to serve a diverse range of end markets around the world, including food and beverage, industrial, e-commerce, healthcare and beauty. By combining two highly complementary portfolios with limited geographic overlap, the Combined Group will continue to provide customers with a truly compelling product offering.

Complementary portfolios with unique product diversity and innovative sustainability capabilities, with breadth and depth across renewable, recyclable and biodegradable packaging solutions

Supported by an extensive network of Innovation and Experience centres, data and applications, the Combined Group will provide customers with a compelling packaging offering while using renewable, recyclable, and biodegradable materials to create sustainable packaging solutions.

Smurfit Kappa offers diverse sustainable packaging solutions in a selection of materials and combines innovative design with high-quality print to maximise brand impact and drive increased sales. WestRock provides innovative, sustainable, fibre-based packaging solutions for consumer and corrugated packaging markets. Additionally, Smurfit Kappa and WestRock have shared sustainability ambitions for a sustainable future. Smurfit WestRock believes the Combined Group’s business and sustainability platform will continue to play a central role in waste elimination and advancing a more circular economy.

By combining complementary portfolios, the Combined Group will be a global sustainable packaging provider with a comprehensive range of solutions, including corrugated, consumer, and packaging automation. The depth and range of the Combined Group’s sustainable product portfolio is extensive.

Moreover, as large corporations continue to commit to improving their sustainability profiles, waste elimination and plastic replacement are proving increasingly important for customers. The Combined Group will be well-positioned to meet this demand and capitalise on the opportunity, with a diverse product offering and differentiated machinery and automation equipment, offering customers efficient and innovative solutions supplying sustainable products, thereby improving the environmental footprint of customers.

Culturally aligned organisations with strong customer focus

Smurfit Kappa and WestRock are culturally aligned organisations who pride themselves on building deep customer relationships across diverse, growing end markets and their respective reputations for driving innovation in sustainable packaging.

With a strong customer focused culture, the Combined Group will be able to deliver real value for its customers. With the support of its proactive teams and dedicated employees, the Combined Group will combine the best talent to unlock Smurfit WestRock’s true operating potential leveraging its employees’ extensive experience and expertise, supported by its broad scale, to open up opportunities for its customers. The Combined Group will collaborate with forward-thinking customers by sharing superior product knowledge, market understanding and insights in packaging trends to ensure business success in their markets. The Combined Group will have a diverse offering of paper-based packaging solutions, which will be constantly enhanced with market-leading innovations.

At its core, the Combined Group’s objective will be to continue to develop long-term customer relationships by providing customers with innovative, sustainable packing solutions that enhance the customers’ prospects of success in their end markets.

Broader opportunities for the approximately 100,000 employees of the Combined Group

The Combined Group will provide a substantially broader opportunity set for employees, combining the best talent of Smurfit Kappa and WestRock to unlock the Combined Group’s true operating potential as a highly dynamic, innovation-driven, and successful company.

The Combined Group will be committed to recruiting, retaining, developing, and motivating the best people. The Combined Group’s approximately 100,000 employees will be at the centre of everything Smurfit WestRock does and the Combined Group is committed to helping and empowering them to develop their skills further and achieve their potential.

Smurfit WestRock believes that the quality and commitment of the Combined Group’s people, combined with a commitment to operational excellence and highly effective capital allocation decisions, will help deliver improved operating efficiency and, in time, increased returns for the Combined Group.

Disciplined capital allocation expected to deliver improved operating efficiency and increased returns across approximately 450 converting operations and 63 mills

Smurfit Kappa has an established track record of delivering improved operating efficiency. Through its industry-leading operational excellence, highly effective capital allocation, dedication of its employees and innovation, Smurfit Kappa has consistently delivered industry-leading performance and returns. In each of the financial years ended 31 December 2023, 2022 and 2021, Smurfit Kappa delivered consistent mid to high teens Adjusted EBITDA margins, while undertaking a significant capital expenditure programme (with capital expenditure amounting to $929 million, $930 million and $715 million in the financial years ended 31 December 2023, 2022 and 2021, respectively) as well as a number of acquisitions during the period.

A core pillar of WestRock’s strategy is relentless focus on margin improvement and increasing efficiency. In each of the financial years ended 30 September 2023, 2022 and 2021, WestRock delivered consistent mid teens Consolidated Adjusted EBITDA margins, while undertaking capital expenditures of $1,142.1 million, $862.6 million and $815.5 million, respectively. In addition, WestRock executed on its transformation plan (which included several projects to enhance productivity and performance, increase efficiency, and deliver cost savings) throughout the financial year ended 30 September 2023, exiting the financial year ended 30 September 2023 with greater than $450 million in run-rate savings1.

Smurfit Kappa and WestRock are focused on enhancing their operational excellence and enhancing the benefits of the integrated group. Improving the output from the Combined Group’s asset base through judicious capital investment, continuous improvement programmes, transfer of best practice, industrial engineering and other progressive initiatives are key priorities.

Across the Combined Group’s attractive asset base, which includes approximately 450 converting operations and 63 mills, the Combined Group will have a disciplined, returns focused approach to capital allocation with a strong focus on cash generation and commitment to maintaining a strong investment grade credit rating.

By maintaining a disciplined and effective capital allocation framework, the Combined Group expects to deliver improved operating efficiency and increased returns over time.

Experienced leadership with strong track records of execution and delivery to support global operations

The Combined Group will bring together leaders from both companies’ management teams to create a world class leadership team. The Combined Group will benefit from two of the industry’s most experienced teams with a proven track record of delivery. Smurfit WestRock will be led by Anthony Smurfit as President and Group Chief Executive Officer, and Ken Bowles as Executive Vice President and Group Chief Financial Officer. Together, they have close to 70 years of combined experience in the paper-based packaging industry.

The Smurfit WestRock Board at Completion, which will be led by Irial Finan, will be drawn from the Smurfit Kappa Board and the WestRock Board and will comprise 14 directors, eight of whom will be existing members of the Smurfit Kappa Board, and six of whom will be existing members of the WestRock Board. See paragraph 5 (Management and governance) below for further information.

3.	Synergies and integration

Smurfit WestRock believes the Combination represents a compelling opportunity to create value for both Smurfit Kappa Shareholders and WestRock Shareholders, who will be able to participate in the Combined Group’s continued success post-Completion.

The Combined Group’s enhanced platform for growth, expanded opportunities and integrated functions are expected to enable it to reduce its costs and increase overall efficiencies, and drive further value for Smurfit WestRock Shareholders, including advancing its key growth initiatives on a global scale that will extend the Combined Group’s capabilities into new markets.

The Combined Group is expected to deliver substantial value creation for both Smurfit Kappa Shareholders and WestRock Shareholders, including from the delivery of synergies. Smurfit WestRock is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion.

[1]	Cost savings reflect the year-over-year change in certain costs incurred for manufacturing, selling, general, and administrative, procurement and logistics, but exclude the impact of economic downtime and inflation.

The anticipated synergies from the Combination are expected to be achieved primarily in the following areas:

•	Integration: operating synergies from paper and converting integration;

•	Procurement: operating synergies from logistics systems, purchasing and recovered fibre procurement; and

•	Sales, General and Administrative: removing duplicate corporate costs and scale efficiencies in administrative functions.

Approximately 60% of the targeted synergies are expected to arise from integration with the balance expected to be generated roughly equally between procurement and sales, general and administrative savings. The achievement of these synergies is contingent on the Combination completing and they could not be achieved independently. The estimated synergies reflect both the beneficial elements and relevant costs.

In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately $235 million, all of which are expected to be incurred by the end of the second full year post-Completion.

The estimated run-rate synergy targets exclude many potential further benefits that may accrue from complementary portfolios, transfer of knowledge and best practices across operations, incremental growth opportunities arising from the Combined Group’s scale and financial strength, as well as its geographic balance.

Smurfit Kappa and WestRock have a strong understanding of each other’s respective businesses which was supplemented by a focused mutual due diligence exercise undertaken prior to the Combination Announcement. Prior to the Combination Announcement, discussions were held between executives of Smurfit Kappa and WestRock across various segments of their respective businesses for the purposes of enabling the respective teams to compile their estimates of potential synergies and associated costs from the Combination.

In preparing the statement of estimated cost synergies, both Smurfit Kappa and WestRock have shared certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential cost synergies available from the Combination. As part of this process, Smurfit Kappa and WestRock developed initial estimates of cost synergies. The methodology employed in quantifying the estimated cost synergies has been to apply percentage savings from either WestRock, Smurfit Kappa or the Combined Group’s cost base using a combination of prior experience, known benchmarks, strong knowledge of the respective businesses and with consideration for the anticipated operating model. The estimated cost synergies could be greater or less than anticipated, and there could be a delay of the delivery of these cost synergies.

Smurfit WestRock is confident that the integration can be achieved without causing any material disruption to the underlying operations of the two businesses. Many of the Combined Group’s management team have a proven track-record of successfully integrating businesses and delivering synergies. For example, Smurfit Kappa has successfully acquired and integrated over 30 businesses since 2014, delivering substantial synergies and shareholder value. Within the constraints of continuing to operate as two separate companies, Smurfit Kappa and WestRock have set up an Integration Management Office (the “IMO”) to plan the actions necessary to bring the best of the two companies together following Completion. Areas of focus in the integration will include:

•	Maximising the benefit from the complementary geographic profile of Smurfit Kappa and WestRock;

•	Optimising the complementary product offerings of Smurfit Kappa and WestRock, in particular corrugated and consumer packaging;

•	Optimising the vertical relationships between the paper and the converting operations of the Combined Group;

•	Optimising the operating model of the Combined Group;

•	Integrating the administration of Smurfit WestRock; and

•	Aligning the cultures of Smurfit Kappa and WestRock.

There can be no assurance that any particular amount of such savings or synergies will be achieved following Completion or that they will be achieved in the expected time frame.

4.	Information about the Combined Group companies

Smurfit WestRock

Smurfit WestRock was incorporated and registered in Ireland on 6 July 2017 under the Irish Companies Act as a private company limited by shares with registered number 607515, with the name Cepheidway Limited. On 11 December 2023, it changed its name to Smurfit WestRock Limited and it is anticipated that, prior to Completion, it will re-register as an Irish public limited company pursuant to Part 20 of the Irish Companies Act, at which point its name will change to Smurfit WestRock plc. Upon Completion, Smurfit Kappa and WestRock will each become wholly-owned subsidiaries of Smurfit WestRock and Smurfit WestRock will continue as the new holding company of the Combined Group. Smurfit WestRock will have had no historical operations nor traded or carried out any business of its own from the time of its incorporation until just prior to the consummation of the Combination.

There is currently no established public trading market for Smurfit WestRock Shares, but Smurfit WestRock Shares are expected to trade on the NYSE under the symbol “SW” and the LSE under the symbol “SWR” following Completion.

For more information on the Combined Group’s business following Completion, see Section A (Information on Smurfit WestRock) of Part 8 (Information on the Combined Group).

Smurfit Kappa

Smurfit Kappa Group plc, a public limited company incorporated in Ireland and currently a FTSE 100 company, is one of the leading providers of paper-based packaging solutions in the world, with approximately 47,000 employees in over 350 production sites across 36 countries and with net sales of $12.1 billion in the financial year ended 31 December 2023. Smurfit Kappa is located in 22 countries in Europe, 13 in the Americas and one in Africa. Smurfit Kappa’s products, the vast majority of which are 100% renewable and produced sustainably, can improve the environmental footprint of its customers.

Smurfit Kappa Shares are currently listed on the LSE under the symbol “SKG”, and on the Euronext Dublin Market under the symbol “SK3”.

For more information on Smurfit Kappa’s business, see Section B (Information on Smurfit Kappa) of Part 8 (Information on the Combined Group).

WestRock

WestRock Company, a Delaware corporation, is a multinational provider of sustainable fibre-based paper and packaging solutions. WestRock partners with its customers to provide differentiated, sustainable paper and packaging solutions that help its customers win in the marketplace. WestRock team members support customers around the world from operating and business locations in North America, South America, Europe, Asia and Australia.

WestRock Shares are currently listed on the NYSE under the symbol “WRK”.

For more information on WestRock’s business, see Section C (Information on WestRock) of Part 8 (Information on the Combined Group).

5.	Management and governance

The Smurfit WestRock Board at Completion will be drawn from the Smurfit Kappa Board and the WestRock Board and will comprise 14 directors, eight of whom will be members of the existing Smurfit Kappa Board as of immediately prior to the Scheme Effective Time (including the current Chair of the Smurfit Kappa Board, the current Group Chief Executive Officer of Smurfit Kappa and the current Group Chief Financial Officer of Smurfit Kappa) and selected by Smurfit Kappa (the “Smurfit Kappa Designees”), and six of whom will be members of the existing WestRock Board as of immediately prior to the Scheme Effective Time and selected by WestRock (the “WestRock Designees”). Each member of the Smurfit WestRock Board as of Completion shall, except for the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa, be required to meet the independence standards of the NYSE with respect to Smurfit WestRock as of Completion. Each member of the Smurfit WestRock Board will be appointed to serve on the Smurfit WestRock Board following Completion until the next annual meeting of Smurfit WestRock Shareholders. For details in respect of the Proposed Directors as of Completion, see Section A (Current Directors, Proposed Directors and Senior Management) of Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance) and paragraph 8 (Service contracts and letters of appointment of the Proposed Directors) of Part 14 (Additional Information) of this Prospectus.

Effective as of Completion, the current Chair of the Smurfit Kappa Board, Irial Finan, will serve as Chair of the Smurfit WestRock Board. Effective as of Completion, Smurfit Kappa’s current Group Chief Executive Officer, Anthony Smurfit, will serve as President and Group Chief Executive Officer of Smurfit WestRock, and Smurfit Kappa’s current Group Chief Financial Officer, Ken Bowles, will serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock.

There will be four standing committees of the Smurfit WestRock Board: the Audit Committee, the Compensation Committee, the Nomination Committee and the Sustainability Committee.

In accordance with the NYSE Rules, following the Combination, Smurfit WestRock will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics in a form compliant with NYSE rules and any requirements necessary to reflect Smurfit WestRock’s secondary listing on the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category). The Corporate Governance Guidelines will cover such matters as director qualifications and responsibilities, responsibilities of key Smurfit WestRock Board committees, director compensation and matters relating to succession planning. The Code of Business Conduct and Ethics will cover such matters as the disclosure and appropriate treatment of conflicts of interest, prohibition of competition of officers, directors and employees with Smurfit WestRock, corporate opportunities, confidentiality, fair dealing, protection and proper use of Smurfit WestRock’s assets and compliance with law. Smurfit WestRock will not be subject to the UK Corporate Governance Code published by the Financial Reporting Council (the “UK Corporate Governance Code”), which applies to companies with a premium listing on the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (Commercial Companies) category) and not companies with a standard listing (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category). Smurfit WestRock does not intend to apply the UK Corporate Governance Code on a voluntary basis.

Please refer to Section B (Corporate Governance) of Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance) of this Prospectus for a detailed description of the governance arrangements which will apply in respect of the Combined Group from Completion.

6.	Employee incentive arrangements

A description of the treatment of (i) Smurfit Kappa Equity Awards granted under any Smurfit Kappa Equity Plans; and (ii) WestRock Options and WestRock RSU Awards granted under any WestRock Equity Plans at Completion (including the conversion of the outstanding options and awards) are set out in Part 7 (Summary of the Key Terms of the Transaction Agreement).

Details of the equity arrangements to be operated by Smurfit WestRock following Completion are summarised in paragraph 13.1 (Share plans of the Combined Group—The Company) of Part 14 (Additional Information).

Certain compensation arrangements that are expected to apply to the Proposed Executive Officers of Smurfit WestRock after Completion are set out in paragraph 12 (Expected Smurfit WestRock Executive Compensation) of Part 14 (Additional Information).

7.	Regulatory and merger control approvals

The Combination is conditional on, amongst other things, receiving merger control clearances or non-objections in the United States, the United Kingdom, the European Union, Mexico, Brazil, Colombia, Costa Rica, Serbia and South Africa. In addition to merger control clearances and non-objections, the Combination is also conditional on approval from the EU Commission under Regulation (EU) 2022/2560 of the European Parliament and of the Council of 14 December 2022 on foreign subsidies distorting the internal market.

The required merger control and regulatory clearances and non-objections in respect of the United States, the United Kingdom, Brazil, Colombia, Costa Rica, the European Union (including approval under the EU foreign subsidies regulation), Serbia and South Africa have been obtained as at the date of this Prospectus. The merger control and regulatory clearances and approvals outstanding include merger control clearance in Mexico.

Smurfit Kappa and WestRock have also made merger control filings in a limited number of additional jurisdictions, but Completion is not conditioned on clearance from those jurisdictions having been obtained.

8.	Other conditions to Completion

The Combination is subject to certain other Conditions, which are set out in full in the Transaction Agreement, and which include, among others, those set out below (see the paragraph entitled “Conditions” of Part 7 (Summary of the Key Terms of the Transaction Agreement) for a more detailed description of the Conditions):

•	approval by Smurfit Kappa Shareholders at the Scheme Meeting of the Scheme, which is required in order to ultimately effect the migration of the settlement system applicable to Smurfit Kappa Shares held electronically from Euroclear Bank to the DTC in connection with the listing of the Smurfit WestRock Shares directly on the NYSE and on the LSE;

•	approval by Smurfit Kappa Shareholders at the EGM of the Combination and certain related matters;

•	approval and adoption by WestRock Shareholders of the Transaction Agreement and certain related matters;

•	the FCA having acknowledged (and such acknowledgement having not been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE having acknowledged (and such acknowledgement having not been withdrawn) that the Smurfit WestRock Shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issuance of Smurfit WestRock Shares upon Completion;

•	the US Registration Statement being declared effective by the US SEC in accordance with the US Securities Act and no stop order suspending the effectiveness of the US Registration Statement having been issued by the US SEC and remaining in effect and no proceeding to that effect being pending or threatened by the US SEC;

•	the Smurfit WestRock Shares being approved for listing on the NYSE, subject to official notice of issuance of Smurfit WestRock Shares upon Completion;

•	the accuracy (subject to certain materiality standards) of the representations and warranties made by Smurfit Kappa and WestRock in the Transaction Agreement and material compliance by both with the covenants contained therein;

•	sanction of the Scheme by the Irish High Court; and

•	absence of the threat of any legal proceedings by a Governmental Entity under the relevant antitrust laws.

9.	Dividend policy

Smurfit WestRock believes that dividends are a central component of its objective to deliver value for Smurfit WestRock Shareholders and recognises the importance of dividends to Smurfit WestRock Shareholders. While there can be no assurance that Smurfit WestRock Shareholders will receive or be entitled to dividends that are equivalent to the historical dividends of Smurfit Kappa or WestRock, Smurfit WestRock intends to pay dividends to Smurfit WestRock Shareholders in line with Smurfit Kappa’s current attractive dividend policy. Smurfit Kappa has historically paid regular dividends and, following Completion, it is intended that Smurfit WestRock will declare dividends on a quarterly basis.

The timing and amount of future dividends are subject to the determination of the Smurfit WestRock Board. The Smurfit WestRock Board may, in its sole discretion, commence dividend payments, change the amount or frequency of dividend payments or discontinue the payment of dividends entirely. For these reasons, there can be no assurance as to the timing or level of future dividend payments that Smurfit WestRock Shareholders will receive because such determination on future dividends would be based on a number of considerations, including but not limited to, Smurfit WestRock’s results of operations, capital investment priorities, the market price of Smurfit WestRock Shares and access to capital markets, as well as legal requirements (including requirements relating to availability of distributable reserves), industry practice and other factors deemed relevant by the Smurfit WestRock Board.

Under Irish law, Smurfit WestRock may only pay dividends, make distributions and also generally repurchase or redeem shares from its distributable reserves, which are, generally, its accumulated realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made. In addition, no distribution or dividend may be made if the net assets of Smurfit WestRock are not, or if making such distribution or dividend will cause the net assets of Smurfit WestRock to not be, equal to, or in excess of, the aggregate of Smurfit WestRock’s called-up share capital plus undistributable reserves. Undistributable reserves include Smurfit WestRock’s undenominated capital and the amount by which Smurfit WestRock’s accumulated unrealised profits so far as not previously utilised by any capitalisation, exceed its accumulated unrealised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

Since Smurfit WestRock has not conducted any material activities other than those incidental to its formation and the matters contemplated by the Transaction Agreement, it does not yet have distributable reserves. Smurfit WestRock intends to seek the approval of the Irish High Court to create distributable reserves of Smurfit WestRock by means of a reduction in share capital, which is required for the creation of distributable reserves to be effective, as soon as practicable following the Merger Effective Time. Smurfit WestRock is expected to seek the approval of the Irish High Court promptly following the Merger Effective Time. Until the Irish High Court approval is obtained or distributable reserves are created as a result of profitable operations of Smurfit WestRock, Smurfit WestRock will not have sufficient distributable reserves to pay dividends or to repurchase or redeem shares following the Combination. Although Smurfit WestRock is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, the issuance of the required court order is a matter for the discretion of the Irish High Court.

For a further discussion of the risks related to the payment of dividends by Smurfit WestRock, see the section entitled “Risks Relating to Ownership of Smurfit WestRock Shares” in Part 1 (Risk Factors) of this Prospectus.

Dividends or other cash distributions are generally expected to be paid in US dollars, although DI Holders are expected to be able to elect through CREST to receive their dividend payments or other cash distributions in sterling or euro. For more information, see the section entitled “Dividends, meetings and other shareholder rights” under paragraph 2 (The UK Admission and Settlement of the Smurfit WestRock Shares) in Part 15 (Listing and Settlement).

10.	Financing

On 12 September 2023, in connection with the entry into the Transaction Agreement, Smurfit Kappa entered into a commitment letter (the “Commitment Letter”), under which Citibank N.A., London Branch and Citicorp North America Inc. arranged and underwrote a $1.5 billion senior unsecured bridge term loan for the purpose of financing (directly or indirectly) the Cash Consideration and/or fees, commissions, costs and expenses payable in relation to the Combination. On 13 October 2023, Smurfit Kappa entered into a $1.5 billion bridge facility agreement (the “Bridge Facility Agreement”) with Citibank, N.A., London Branch and certain other financial institutions (collectively, the “Bridge Facility Lenders”). The commitments under the Commitment Letter and the Bridge Facility Agreement were cancelled automatically upon entering into the Bridge Facility Agreement and the issuance of the Notes (as defined below), respectively.

On 3 April 2024, SK Treasury completed an offering in the aggregate principal amount of $2.75 billion of senior unsecured notes in three series, comprised of the following: $750 million aggregate principal amount of 5.200% senior notes due 2030 (the “2030 Notes”), $1 billion aggregate principal amount of 5.438% senior notes due 2034 (the “2034 Notes”) and $1 billion aggregate principal amount of 5.777% senior notes due 2054 (the “2054 Notes” and, together with the 2030 Notes and 2034 Notes, the “Notes” or the “Financing”) (such offering, the “Notes Offering”). If Completion does not occur, the Notes will be subject to a special mandatory redemption (“Special Mandatory Redemption”), subject to the terms included in paragraph 16.2 (Smurfit Kappa) of Part 14 (Additional Information), where the Notes are described further. Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of eligible green projects in accordance with Smurfit Kappa’s Green Finance Framework (“Eligible Green Projects”), which Smurfit Kappa may, in the future, update in line with developments in the market. For more information on the Notes, see paragraph 15.2 (Smurfit Kappa) of Part 14 (Additional Information) of this Prospectus.

Following Completion, SK Treasury’s obligations under the Notes will be guaranteed by Smurfit WestRock and the other Post-Completion Additional Guarantors, as defined in the indenture under which the Notes were issued (the “Notes Indenture”). As a result of such guarantee by Smurfit WestRock and the other Post-Completion Additional Guarantors, the holders of the Notes will be able to assert claims under such guarantee against Smurfit WestRock and the other Post-Completion Additional Guarantors. For more information on how Smurfit Kappa manages its liquidity and its capital resources, see the paragraph entitled “Liquidity and Capital Resources” of Section A (Operating and Financial Review of Smurfit Kappa) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus and, for a discussion on the potential risks associated with the Combined Group’s debt, see the risk factor entitled “Each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, debt could adversely affect its financial health” in Part 1 (Risk Factors) of this Prospectus.

11.	Dissenting rights

WestRock Shareholders who are holders of record or beneficial owners of WestRock Shares immediately prior to the Merger Effective Time (each a “Holder”) and did not vote in favour of the approval and adoption of the Transaction Agreement (or consent to it in writing) and who otherwise comply with, and do not validly withdraw their demands or otherwise lose their rights under the applicable provisions of Delaware law, may be entitled to exercise appraisal rights in respect of such WestRock Shares (“Dissenting Shares”) under Section 262 of the General Corporation Law of the State of Delaware (as amended) (“DGCL”). If the Combination is completed, Holders of Dissenting Shares who comply with the procedures set forth in the DGCL shall not receive the Merger Consideration payable pursuant to the Transaction Agreement, but instead will be entitled to be paid the fair value of their WestRock Shares in respect of which appraisal rights have been properly exercised (in which case, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such Holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by the appraisal rights).

If any Holder fails to perfect or otherwise waives, withdraws or loses the right to payment of the fair value of such Dissenting Shares under the DGCL, the right of such Holder to be paid the fair value of such Holder’s Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted as of the Merger Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration (less any applicable withholding tax).

12.	Accounting treatment

The Merger will be accounted for as a business combination under US GAAP. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”), as Smurfit WestRock will have had no historical operations and no material assets prior to the Smurfit Kappa Share Exchange, Smurfit Kappa will be treated as the accounting acquirer of WestRock. In identifying Smurfit Kappa as the accounting acquirer, Smurfit WestRock based its conclusion primarily on the following: (i) it is anticipated that the existing Smurfit Kappa Shareholders will hold a majority of the ordinary share capital of Smurfit WestRock upon Completion; (ii) a majority of the members of the Smurfit WestRock Board following the Combination, including the Chair of the Smurfit WestRock Board, will be current members of the Smurfit Kappa Board; (iii) the Group Chief Executive Officer and the Group Chief Financial Officer of Smurfit Kappa will serve as President and Group Chief Executive Officer and Executive Vice President and Group Chief Financial Officer respectively, of Smurfit WestRock following the Combination; and (iv) WestRock Shareholders will receive the Merger Consideration (including the Cash Consideration) while Smurfit Kappa Shareholders will receive one Smurfit WestRock Share for each of their Smurfit Kappa Shares pursuant to the Smurfit Kappa Share Exchange. No single factor was the sole determinant in the overall conclusion that Smurfit Kappa is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion. The Smurfit Kappa Share Exchange is not a business combination under US GAAP as Smurfit WestRock will have had no historical operations or material assets prior to the Smurfit Kappa Share Exchange, the ownership of Smurfit WestRock will be the same as that of Smurfit Kappa immediately following the Smurfit Kappa Share Exchange and prior to the Merger and will be a share for share exchange with no cash consideration. The Smurfit Kappa Share Exchange will not give rise to any goodwill or change in accounting basis.

Part 7
Summary of the Key Terms of the Transaction Agreement

The Transaction Agreement was entered into on 12 September 2023 between Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company and Merger Sub. The Transaction Agreement provides that, if the Combination is approved by Smurfit Kappa Shareholders and WestRock Shareholders and the other Conditions are satisfied or waived in accordance with the terms of the Transaction Agreement:

•	pursuant to the Scheme and upon the Scheme becoming effective, all of the issued ordinary shares of Smurfit Kappa Group plc, with par value of €0.001 per share (“Smurfit Kappa Shares”) (excluding any: (i) Smurfit Kappa Shares held from time to time by WestRock, any other subsidiary of WestRock and/or any nominee of WestRock or any subsidiary of WestRock and (ii) any shares held in Smurfit Kappa Group plc by Smurfit Kappa or any subsidiary of Smurfit Kappa that have been issued and outstanding immediately prior to the date on which the Scheme becomes effective in accordance with its terms (the “Scheme Effective Date”) and at the time on the Scheme Effective Date at which the Scheme becomes effective as fixed by the Irish High Court in the Court Order (the “Scheme Effective Time”), and all rights in respect thereof, shall be transferred to Smurfit WestRock at the Scheme Effective Time in exchange for one Smurfit WestRock Share for each Smurfit Kappa Share so transferred; and

•	on Completion, and in accordance with the DGCL, the Limited Liability Company Act of the State of Delaware (as amended) (“DLLCA”) and the conditions set forth in the Transaction Agreement, Merger Sub shall be merged with and into WestRock at the time the Merger becomes effective at Completion after the Scheme Effective Time (the “Merger Effective Time”), with Merger Sub’s separate corporate existence ceasing and WestRock surviving the Merger as a wholly-owned subsidiary of Smurfit WestRock, pursuant to which each share of WestRock Company’s common stock, with par value $0.01 per share (collectively, the “WestRock Shares”), issued and outstanding immediately prior to the Merger Effective Time (other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and other than Dissenting Shares), and all rights in respect thereof, shall be cancelled and automatically converted into the right to receive the $5.00 per share (without interest and less applicable withholding taxes) to be paid to WestRock Shareholders as part consideration for each WestRock Share held by a WestRock Shareholder under the terms of the Transaction Agreement (“Cash Consideration”) and the one validly issued, fully paid and non-assessable Smurfit WestRock Share issued to WestRock Shareholders as part consideration for each WestRock Share held by a WestRock Shareholder under the terms of the Transaction Agreement (“Share Consideration”, and together with the Cash Consideration, the “Merger Consideration”).

As a result of the Combination, each of Smurfit Kappa and WestRock will become wholly-owned subsidiaries of Smurfit WestRock, and the former Smurfit Kappa Shareholders and WestRock Shareholders will become holders of Smurfit WestRock Shares.

Governance of Smurfit WestRock

Under the terms of the Transaction Agreement, Smurfit WestRock and Smurfit Kappa shall take such actions as are necessary to cause (i) six individuals who are members of the WestRock Board as of immediately prior to the Scheme Effective Time (the “WestRock Designees”) and (ii) eight individuals who are members of the Smurfit Kappa Board as of immediately prior to the Scheme Effective Time (including the Chair of the Smurfit Kappa Board, the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa) (the “Smurfit Kappa Designees”) to become members of the Smurfit WestRock Board immediately after the Scheme Effective Time. Each of the WestRock Designees and Smurfit Kappa Designees shall (i) be selected by Smurfit Kappa (in the case of the Smurfit Kappa Designees) or WestRock (in the case of the WestRock Designees) after consulting with the other party and considering the other party’s views in good faith, including considering the aims of balance of skills, experience and diversity; (ii) except for the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa, be required to meet the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board; and (iii) be appointed to serve on the Smurfit WestRock Board following the Merger Effective Time until the next annual meeting of Smurfit WestRock Shareholders in accordance with the governing documents of Smurfit WestRock. The Transaction Agreement also provides that, effective as of the Merger Effective Time, (i) Irial Finan shall serve as the Chair of the Smurfit WestRock Board, unless he is not the Chair of the Smurfit Kappa Board immediately prior to the Merger Effective Time; (ii) Anthony Smurfit shall serve as President and Group Chief Executive Officer of Smurfit WestRock, unless he is not the Group Chief Executive Officer of Smurfit Kappa immediately prior to the Merger Effective Time; and (iii) Ken Bowles shall serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock, unless he is not the Group Chief Financial Officer of Smurfit Kappa immediately prior to the Merger Effective Time. A WestRock Designee, selected by WestRock, shall be elected as Chair of the Compensation Committee of Smurfit WestRock under applicable NYSE Rules, subject to meeting the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board. A Smurfit Kappa Designee, selected by Smurfit Kappa, shall be elected as Chair of the Nomination Committee of Smurfit WestRock, subject to meeting the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board.

Treatment of WestRock Equity Awards

A summary of the effect under the Transaction Agreement of the Combination on the outstanding WestRock Options and WestRock RSU Awards under the WestRock Equity Plans is as follows:

WestRock Options

As of the Merger Effective Time, each WestRock Option that is outstanding, unexercised and held by a current employee or independent contractor of WestRock or its subsidiaries as of immediately prior to the Merger Effective Time, whether or not then vested or exercisable, shall be assumed by Smurfit WestRock and shall be converted at the Merger Effective Time into an option to purchase from Smurfit WestRock a number of Smurfit WestRock Shares (calculated by reference to the Equity Award Exchange Ratio). All other terms and conditions of such options, including the term to expiry and conditions to and manner of exercising, will be the same as those that apply to the corresponding WestRock Option immediately prior to the Merger Effective Time.

As of the Merger Effective Time, each WestRock Option that is outstanding, unexercised and held by an individual who is not a current employee or independent contractor of WestRock or its subsidiaries as of immediately prior to the Merger Effective Time shall be cancelled in consideration for the right to receive, within 10 Business Days following the Merger Effective Time, the Merger Consideration, without interest and less applicable withholding taxes, in respect of each Net WestRock Option Share subject to such WestRock Option immediately prior to the Merger Effective Time.

WestRock RSU Awards

As of the Merger Effective Time, each WestRock RSU Award other than a WestRock Director RSU Award shall be assumed by Smurfit WestRock and shall be converted into (a) a Smurfit WestRock RSU Award calculated by way of a multiplication of the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time by the Share Consideration; and (b) a Smurfit WestRock Cash Award calculated by way of a multiplication of the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time by the Cash Consideration. Except as otherwise provided in the Transaction Agreement, each such Smurfit WestRock RSU Award and Smurfit WestRock Cash Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting schedules) as applied to the corresponding WestRock RSU Award immediately prior to the Merger Effective Time (except that no Smurfit WestRock RSU Award or Smurfit WestRock Cash Award will be subject to any performance-based vesting conditions). For purposes of the foregoing, in the case of a performance-based WestRock RSU Award, the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time shall be determined by deeming the applicable performance goals for any performance period that has not been completed as of the Merger Effective Time to be achieved at the greater of the target level and the average of the actual level of performance of similar awards over the last three years prior to the Completion Date.

Each WestRock Director RSU Award shall be fully vested as of immediately prior to the Merger Effective Time, and all rights in respect thereof shall be cancelled and automatically converted into a number of WestRock Shares equal to the number of WestRock Shares underlying such WestRock Director RSU Award, which WestRock Shares shall be treated in the same manner as other outstanding WestRock Shares under the terms of the Transaction Agreement, except that delivery of the Merger Consideration with respect to such WestRock Shares will be delayed to the extent necessary to comply with any applicable deferred compensation tax requirements.

WestRock Employee Stock Purchase Plan

Pursuant to the Transaction Agreement, the WestRock ESPP was suspended following the November 2023 purchase period. All WestRock Shares purchased under the WestRock ESPP shall be treated in accordance with the terms and conditions of the Transaction Agreement.

Treatment of Smurfit Kappa Equity Awards

The Transaction Agreement provides that each of Smurfit Kappa and Smurfit WestRock shall take all actions as may be necessary or appropriate so that, at the Scheme Effective Time, (i) each Smurfit Kappa Equity Award shall automatically be converted into an equity award covering that number of Smurfit WestRock Shares equal to the number of Smurfit Kappa Shares subject to such Smurfit Kappa Equity Award as of immediately prior to the Scheme Effective Time and (ii) the performance goals applicable to the Smurfit Kappa Equity Awards shall be deemed achieved at one hundred percent (100%). All terms and conditions applicable to each such Smurfit Kappa Equity Award immediately prior to the Scheme Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the Scheme Effective Time. Smurfit WestRock shall remain subject to the obligations of Smurfit Kappa with respect to any such Smurfit Kappa Equity Awards immediately after the Scheme Effective Time.

Representations and Warranties in the Transaction Agreement

The Transaction Agreement contains a number of representations and warranties made by Smurfit Kappa, Smurfit WestRock and WestRock that are subject in some cases to exceptions and qualifications. These relate to, among other things: good standing; corporate power or similar power (as applicable) and authority with respect to the entry into the Transaction Agreement and the consummation of the Combination; ownership of shares in the party’s subsidiaries; capitalisation and share capital; due filing and accuracy of any documents required under relevant regulations; receipt of all necessary authorisations, consents or approvals under applicable law for the consummation of the Combination; fair presentation and compliance with applicable accounting requirements; litigation; material contracts; the absence of undisclosed liabilities; and matters relating to the environment, employee benefit plans and ERISA compliance, taxation, labour, real property, intellectual property and information technology, insurance, applicable bribery legislation, and compliance with laws and permits.

Smurfit Kappa, Smurfit WestRock and WestRock have also represented and warranted to each other that since 30 September 2022, with respect to WestRock, or 31 December 2022, with respect to Smurfit Kappa: (i) there has not occurred or existed any change, effect, development, circumstance, condition, state of facts, event or occurrence (“Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (as defined in the Transaction Agreement) on the applicable party and (ii) there has been no action taken by a party or any of its subsidiaries that would have required consent pursuant to specified provisions of the Transaction Agreement had such action been taken after the execution of the Transaction Agreement.

None of the representations and warranties contained in the Transaction Agreement or in any schedule, instrument or other document delivered pursuant to the Transaction Agreement survive Completion.

Covenants regarding Conduct of Business

Each of Smurfit Kappa and WestRock has agreed to be bound by certain covenants in the Transaction Agreement restricting the conduct of their respective businesses between the date of the Transaction Agreement and the earlier of Completion and the termination of the Transaction Agreement in accordance with its terms.

Conduct of Business by Smurfit Kappa

In general, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the Smurfit Kappa disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to the parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, (v) with the prior written consent of WestRock (which consent may not be unreasonably withheld, conditioned or delayed), or (vi) as set out in the specific exceptions to the conduct of business restrictions set out in the Transaction Agreement, Smurfit Kappa has agreed to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve intact its and their present business organisations and to preserve its and their present relationships with customers, suppliers and other persons with whom it and they have material business relations.

In addition, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the Smurfit Kappa disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to the parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, or (v) with the prior written consent of WestRock (which consent may not be unreasonably withheld, conditioned or delayed), Smurfit Kappa has agreed to certain other customary covenants relating to the conduct of its and its subsidiaries’ businesses in the period up to Completion.

Conduct of Business by WestRock

In general, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the applicable section of the WestRock disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to the parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, (v) with the prior written consent of Smurfit Kappa (which consent may not be unreasonably withheld, conditioned or delayed), or (vi) as set out in the specific exceptions to the conduct of business restrictions set out in the Transaction Agreement, WestRock has agreed to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve intact its and their present business organisations and to preserve its and their present relationships with customers, suppliers and other persons with whom it and they have material business relations.

In addition to these agreements regarding the conduct of business generally, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the WestRock disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to the parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, or (v) with the prior written consent of Smurfit Kappa (which consent may not be unreasonably withheld, conditioned or delayed), WestRock has agreed to certain other customary covenants relating to the conduct of its and its subsidiaries’ businesses in the period up to Completion.

Non-Solicitation

The Transaction Agreement contains provisions outlining the circumstances in which Smurfit Kappa and WestRock may solicit, initiate or knowingly encourage or knowingly facilitate or engage in negotiations regarding, any potential Competing Proposals (defined below) or inquiries, proposals or offers which constitute or would reasonably be expected to lead to a Competing Proposal. Among other things, each of Smurfit Kappa and WestRock has agreed under these reciprocal provisions that, except as expressly provided by the Transaction Agreement, until the earlier of the Merger Effective Time and the date on which the Transaction Agreement is terminated in accordance with its terms, it will not, and it will cause its affiliates and its and their respective directors, officers, employees, consultants, financial advisers, accountants, legal counsel, investment bankers, and other agents, advisers and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Proposal;

•	except as required by the duties of the members of the party’s board of directors under applicable law, waive, terminate, modify or release any Person (other than, in the case of WestRock, Smurfit Kappa, Smurfit WestRock and Merger Sub and their respective affiliates, and, in the case of Smurfit Kappa, WestRock and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation; or

•	make a Change of Recommendation (as defined below).

For purposes of this Part 7 (Summary of the Key Terms of the Transaction Agreement):

•	“Change of Recommendation” means, with respect to either Smurfit Kappa or WestRock:

o	approving or recommending, or proposing publicly to approve or recommend, any Competing Proposal;

o	withdrawing, changing, amending, modifying or qualifying, or proposing publicly to withdraw, change, amend, modify or qualify the Board Recommendation (as defined below);

o	entering into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Competing Proposal;

o	(a) failing to send to such party’s shareholders, within 10 Business Days after the commencement of a tender or exchange offer relating to the party’s shares (or, if earlier, at least three Business Days prior to, in the case of Smurfit Kappa, the EGM or the Scheme Meeting, or in the case of WestRock, the WestRock Special Meeting) a statement disclosing that the party recommends rejection of such tender or exchange offer and reaffirming the Board Recommendation or (b) stating that the party recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than, in the case of Smurfit Kappa, a “stop, look and listen” communication, or in the case of WestRock, a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the US Exchange Act) with respect to such tender or exchange offer; or

o	failing to publicly reaffirm the Board Recommendation within 10 Business Days of such other party’s written request to do so (or, if earlier, at least three Business Days prior to, in the case of Smurfit Kappa, the EGM or the Scheme Meeting, or in the case of WestRock, the WestRock Special Meeting), following the public announcement of any Competing Proposal (or any material amendment, including any change to the price or form of consideration); provided that the requesting party shall not be entitled to make such written request, and the party shall not be required to make such reaffirmation, more than once with respect to any Competing Proposal (or any material amendment thereto).

•	“Board Recommendation” means, with respect to Smurfit Kappa, the recommendation by the Smurfit Kappa Board to Smurfit Kappa Shareholders that they vote in favour of the EGM Resolutions and the Scheme Resolution, and with respect to WestRock, the recommendation by the WestRock Board to WestRock Shareholders that they approve and adopt the Transaction Agreement and the Combination, including the Merger, pursuant to the DGCL and the DLLCA.

•	“Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by, in the case of Smurfit Kappa, WestRock or any of its subsidiaries, or in the case of WestRock, Smurfit Kappa or any of its subsidiaries) at any time which is structured to permit any Person or group or any of their respective shareholders to acquire, directly or indirectly, beneficial ownership of at least 20% of the properties or assets (including shares in the capital of the party’s subsidiaries) of, equity interest in, or businesses of, the party or the party’s group (whether pursuant to a merger, consolidation, scheme of arrangement or other business combination, or any sale or issuance of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multistep transaction or series of related transactions), in each case other than the Combination.

Board Change of Recommendation

Prior to the receipt of the Smurfit Kappa Shareholder Approval, in the case of Smurfit Kappa, or prior to the receipt of the WestRock Shareholder Approval, in the case of WestRock, such party’s board of directors may, subject to complying with certain obligations described below, make a Change of Recommendation:

•	following the receipt of a bona fide, unsolicited written Competing Proposal which such party’s board of directors determines in good faith after consultation with their outside legal and financial advisers is a Superior Proposal if, and only if, such party did not materially breach their non-solicitation obligations set forth in the Transaction Agreement in connection with such Competing Proposal; or

•	in response to an Intervening Event (as defined below).

In each case, such party’s board of directors must have determined in good faith, after consultation with such party’s outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the duties of the members of the party’s board of directors under applicable law and must comply with the “Last Look” obligations described below.

For purposes of this Part 7 (Summary of the Key Terms of the Transaction Agreement):

•	“Intervening Event” means, with respect to either Smurfit Kappa or WestRock, as applicable, a material Effect that (a) was not known or reasonably foreseeable (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable) on the date of the Transaction Agreement and (b) does not relate to or involve (i) the receipt, existence of or terms of any Competing Proposal or inquiry or other communication relating thereto or the consequences thereof or (ii) any change in the applicable party’s credit rating, in and of itself, market price or trading volume, in and of itself, or the mere fact, in and of itself, that such party has met, exceeded or failed to meet any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics (but the Effects giving rise or contributing to any of the foregoing in this clause (b)(ii) may be taken into account).

•	“Superior Proposal” means a bona fide proposal or offer constituting a Competing Proposal (with references to 20% being deemed to be replaced with references to 80%), which the board of directors of the party receiving the Competing Proposal determines in good faith after consultation with such party’s outside legal and financial advisers to be (i) more favourable to such party’s shareholders from a financial point of view than the Combination, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and the Transaction Agreement (including any changes to the terms of the Transaction Agreement proposed by the other party in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

Last Look

Notwithstanding the above, each party’s board of directors may not make a Change of Recommendation, unless, prior to taking such action, such party:

•	provides the other party with five Business Days’ prior written notice advising the other party it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Change of Recommendation as a result of an Intervening Event, the material facts and circumstances relating to the applicable Intervening Event), or, in the case of a Change of Recommendation as a result of a Superior Proposal, the material terms and conditions of the Competing Proposal); and

•	during such five Business Day period, such party will consider in good faith any proposal by such other party to amend the terms of the Transaction Agreement in a manner that would obviate the need to effect the Change of Recommendation and shall, to the extent requested by the other party, negotiate in good faith in connection with the other party and its representatives and, in the case of a Change of Recommendation as a result of a Superior Proposal, consider in good faith any proposal by the other party to amend the terms and conditions of the Transaction Agreement such that such Competing Proposal would no longer constitute a Superior Proposal and shall, to the extent requested by such other party, negotiate in good faith with such other party and its representatives in connection therewith.

No Change of Recommendation will relieve either party from its obligations to submit the matters which are subject to approval by its shareholders to its shareholders at the Scheme Meeting, EGM or WestRock Special Meeting in accordance with the terms of the Transaction Agreement. Any material amendment to the amount or form of consideration payable in connection with any such Competing Proposal shall require a new written notice to the other party and an additional three Business Day period.

Efforts to Obtain Required Approvals

Subject to the terms and conditions of the Transaction Agreement, each of Smurfit Kappa and WestRock has agreed to, and to cause each of their respective subsidiaries to, cooperate and to use their respective reasonable best efforts to obtain any clearances required in connection with the consummation of the Combination under the HSR Act and any other any statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws of any jurisdiction that are designed or intended to (a) prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, through merger or acquisition or otherwise, including the HSR Act, or (b) prohibit, restrict or regulate foreign investments or foreign subsidies (collectively, “Antitrust Laws”).

In furtherance and not in limitation of the foregoing, and to resolve the objections, if any, that a Governmental Entity may assert under any Antitrust Laws with respect to the Combination, and to avoid or eliminate any impediment under any Antitrust Laws that may be asserted by any Governmental Entity with respect to the Combination so as to enable Completion to occur as promptly as reasonably practicable and in any event no later than the End Date, Smurfit Kappa and WestRock agreed to (i) propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, licence, or disposition of any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock (or any of their respective subsidiaries), including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, licence, or disposition, and (ii) take any action, or agree to take any action, that would limit Smurfit Kappa’s, WestRock’s, or any of their respective subsidiaries’ (or, following Completion, Smurfit WestRock’s) freedom of action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock (or any of their respective subsidiaries) as may be required in order to obtain all clearances required under any Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Combination or delay Completion, in each case to permit and cause the applicable conditions to be satisfied as promptly as reasonably practicable and in any event prior to the End Date. To assist Smurfit Kappa in complying with these obligations, WestRock shall, and shall cause its subsidiaries to, enter into one or more agreements requested by Smurfit Kappa to be entered into by any of them prior to Completion with respect to any transaction to divest or other remedial action with respect to any of the businesses, assets, equity interests, product lines or properties of WestRock or any of its subsidiaries; provided, however, that the consummation of the transactions provided for in any such agreement for a remedial action shall be conditioned upon Completion. Notwithstanding anything in the Transaction Agreement to the contrary, nothing in the Transaction Agreement shall require, or be deemed to require, Smurfit Kappa or WestRock (or any of their respective subsidiaries), or permit, or be deemed to permit, WestRock (or any of its subsidiaries), without the prior written consent of Smurfit Kappa, to take, agree to take, or consent to the taking of any remedial action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock (or any of their respective subsidiaries), or any combination thereof, that in the aggregate generated total revenues in excess of $750,000,000 in the 12-month period ended 31 December 2022.

Neither Smurfit Kappa nor WestRock shall, and each of Smurfit Kappa and WestRock shall not permit any of its subsidiaries or affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or agree to any commercial or strategic relationship with any person, in each case, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment or commercial or strategic relationship would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any such clearances or (ii) materially increase the risk of any Governmental Entity entering an order or injunction prohibiting the consummation of the Combination.

Directors’ and Officers’ Insurance and Indemnification

Smurfit WestRock has agreed that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of the Transaction Agreement in favour of each present and former director, officer or employee of Smurfit Kappa, WestRock or any of their respective subsidiaries provided for in their respective Organisational Documents or in any agreement to which Smurfit Kappa or WestRock (as applicable) or any of their respective subsidiaries is a party in respect of actions or omissions occurring at or prior to the Scheme Effective Time (in respect of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in respect of WestRock and its subsidiaries) (including actions or omissions occurring at or prior to the Scheme Effective Time (in respect of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in respect of WestRock and its subsidiaries) arising out of the Combination) shall survive the consummation of the Combination and shall continue in full force and effect in accordance with their terms. For a period of six years after the Merger Effective Time, Smurfit WestRock is required to maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Smurfit Kappa, WestRock and their respective subsidiaries or in any agreement to which Smurfit Kappa, WestRock or any of their respective subsidiaries is a party and is prohibited from amending, repealing or otherwise modifying such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Scheme Effective Time (in respect of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in respect of WestRock and its subsidiaries) were directors, officers or employees of Smurfit Kappa or WestRock (as applicable) or any of their respective subsidiaries in respect of actions or omissions occurring at or prior to the Scheme Effective Time or the Merger Effective Time (as applicable) (including actions or omissions occurring at or prior to the Scheme Effective Time or the Merger Effective Time (as applicable) arising out of the Combination); provided, however, that in the event that any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six-year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this paragraph in respect thereof shall continue until disposition thereof.

At and after the Scheme Effective Time (in the case of Smurfit Kappa and its subsidiaries), or the Merger Effective Time (in the case of WestRock and its subsidiaries), Smurfit Kappa and WestRock, as applicable, have agreed, and Smurfit WestRock has agreed to cause Smurfit Kappa and WestRock, as applicable, to the fullest extent permitted under applicable law, to indemnify and hold harmless each present and former director, officer or employee of Smurfit Kappa or WestRock, as applicable, and their respective subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of any other company, joint venture, trust or enterprise if such service was at the request or for the benefit of Smurfit Kappa or WestRock, as applicable, or any of their respective subsidiaries (each, together with his or her respective heirs and representatives, an “Indemnified Party”) against all costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law; provided that each such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such party is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Scheme Effective Time or the Merger Effective Time, as applicable), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Smurfit Kappa or WestRock, as applicable, or any of their respective subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Smurfit Kappa or WestRock, as applicable, or any of their respective subsidiaries, in each case occurring or alleged to have occurred at or before the Scheme Effective Time or the Merger Effective Time, as applicable (including actions or omissions occurring at or prior to the Scheme Effective Time or the Merger Effective Time, as applicable, arising out of the Combination).

For a period of six years after the Scheme Effective Time (in the case of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in the case of WestRock and its subsidiaries), Smurfit WestRock shall cause to be maintained in effect (i) the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Scheme Effective Time or the Merger Effective Time, as applicable, maintained by Smurfit Kappa or WestRock, as applicable, and their respective subsidiaries with respect to any matters arising on or before the Scheme Effective Time or the Merger Effective Time, as applicable (provided that Smurfit WestRock may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions which are no less favourable to the insured), or (ii) a “tail” policy (which Smurfit Kappa or WestRock may purchase at its option prior to the Scheme Effective Time or Merger Effective Time, as applicable, and, in such case, Smurfit WestRock will cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Smurfit Kappa or WestRock, as applicable) under the applicable existing directors’ and officers’ policy that covers those persons who are currently covered by the applicable directors’ and officers’ policy in effect as of the date of the Transaction Agreement for actions and omissions occurring at or prior to the Scheme Effective Time or Merger Effective Time, as applicable, is from a carrier with comparable credit ratings to the applicable existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of the applicable directors’ and officers’ insurance policy in effect as of the date of the Transaction Agreement; provided, however, that, after the Scheme Effective Time or the Merger Effective Time, as applicable, Smurfit WestRock shall not be required to pay annual premiums in excess of (and if Smurfit Kappa or WestRock purchase such a tail policy, the cost thereof shall not exceed) 300% of the last annual premium paid by Smurfit Kappa or WestRock, as applicable, prior to the date of the Transaction Agreement in respect of the coverages required to be obtained pursuant hereto, but in such case Smurfit Kappa or WestRock, as applicable, shall purchase as much coverage as reasonably practicable for such amount.

Employee Benefits

Subject to applicable law, Smurfit Kappa and WestRock are required to cooperate in good faith in reviewing, evaluating and analysing the Smurfit Kappa Benefit Plans and WestRock Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Smurfit Kappa Benefit Plans or WestRock Benefit Plans, as applicable, that shall apply with respect to employees of Smurfit WestRock and its subsidiaries (including the Surviving Corporation and its subsidiaries) after the Merger Effective Time, which shall, to the extent permitted by applicable law, and among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (ii) not discriminate between employees who were covered by Smurfit Kappa Benefit Plans, on the one hand, and those covered by WestRock Benefit Plans, on the other hand, at the Merger Effective Time. Smurfit Kappa and WestRock have acknowledged and agreed that the consummation of the transactions contemplated by the Transaction Agreement will result in a change in control for purposes of all WestRock Benefit Plans.

Each individual who is an employee of Smurfit Kappa or any of the Smurfit Kappa subsidiaries or WestRock or any of the WestRock subsidiaries immediately prior to the Merger Effective Time (including those on any paid time off or leave of absence) and continues to be an employee of Smurfit WestRock or the Surviving Corporation or any subsidiary thereof immediately following the Merger Effective Time is referred to as a “Continuing Employee”. For a period of 12 months following the Merger Effective Time, Smurfit WestRock shall, and shall cause its subsidiaries to, maintain for the benefit of each Continuing Employee (i) a base salary or wage rate that is no less favourable than those in effect for such employee as of the Merger Effective Time, (ii) target annual (or other short-term periodic) cash incentive opportunities (including annual bonus and commission) and equity and equity-based incentive opportunities (provided that Smurfit WestRock may elect to substitute cash incentive opportunities for equity and equity-based incentive opportunities and may set performance metrics and goals) that are no less favourable in the aggregate than those in effect for such employee as of the Merger Effective Time and (iii) severance benefits that are no less favourable than the benefits provided under the applicable WestRock Benefit Plan or Smurfit Kappa Benefit Plan as of the Merger Effective Time.

Effective as of the Merger Effective Time and thereafter, Smurfit WestRock shall, and shall cause its subsidiaries to, use commercially reasonable efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Smurfit WestRock or any affiliate of Smurfit WestRock (except to the extent applicable under Smurfit Kappa Benefit Plans or WestRock Benefit Plans, as applicable, immediately prior to the Merger Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent that such evidence of insurability requirements were not applicable to the Continuing Employees under the Smurfit Kappa Benefit Plans or WestRock Benefit Plans or, as applicable, immediately prior to the Merger Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Smurfit Kappa Benefit Plans or WestRock Benefit Plans, as applicable, prior to the Completion Date during the year in which the Completion Date occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out of-pocket maximum under any health benefit plan of Smurfit WestRock or an affiliate of Smurfit WestRock for such year.

Financing

In connection with the entry into the Transaction Agreement, Smurfit Kappa entered into the Commitment Letter. Smurfit Kappa subsequently entered into the Bridge Facility Agreement. SK Treasury subsequently issued the Notes, and the commitments under the Bridge Facility Agreement were automatically cancelled as a result. For more information on the Notes, see paragraph 15.2 (Smurfit Kappa) of Part 14 (Additional Information) of this Prospectus.

Pursuant to the Transaction Agreement, Smurfit Kappa has agreed to use its reasonable best efforts to obtain funds sufficient to fund any financing amounts by the Merger Effective Time and to not (i) make any amendment to the Commitment Letter that would reduce the amount of funds available thereunder to less than the amount Smurfit Kappa would need (together with all other sources of funding available to it) to fund the Cash Consideration, or (ii) terminate the Commitment Letter to the extent doing so would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated thereby.

Prior to the Merger Effective Time, WestRock has agreed to use reasonable best efforts to cause its subsidiaries and their respective representatives to provide to Smurfit Kappa all customary cooperation and customary financial information that may be reasonably requested by Smurfit Kappa in connection with the arrangement and consummation of the Transaction Financing, in each case consistent with the terms of the Transaction Agreement, subject to customary exceptions.

Smurfit Kappa shall indemnify and hold harmless WestRock Company, its subsidiaries and their respective affiliates and representatives from and against any and all liabilities, losses, damages and claims incurred by them in connection with their cooperation in arranging the Transaction Financing, except in instances of gross negligence, bad faith or willful misconduct on the part of WestRock, its subsidiaries or any of their respective representatives.

Under the Transaction Agreement, Smurfit Kappa and Smurfit WestRock also expressly acknowledge and agree that their obligations under the Transaction Agreement are not conditioned in any manner upon Smurfit Kappa obtaining the Transaction Financing or any other financing.

Conditions

If the approval of Smurfit Kappa Shareholders is obtained at the Scheme Meeting and certain other conditions to the Scheme are satisfied or waived, Smurfit Kappa will then seek approval of the Irish High Court for the Scheme. After the Scheme is approved on the Sanction Date, the Scheme will become effective when the Court Order and a copy of the minutes required by Section 75 of the Irish Companies Act are registered by the Registrar of Companies. The Scheme is expected to become effective on the Sanction Date or the first Business Day following the Sanction Date. The transfer of the Smurfit Kappa Shares to Smurfit WestRock in accordance with the Scheme will occur on the Scheme Effective Date. The Smurfit Kappa Share Exchange and the Merger will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such later date as the parties may agree and (if required) the Irish High Court may allow).

Conditions that must be satisfied for the Scheme to occur

The Scheme will be conditional upon:

•	the approval of the Scheme by three-fourths (75%) or more in value of the Smurfit Kappa Shares at the Voting Record Time (as defined in the Scheme), held by such holders, present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting) held no later than the End Date;

•	the EGM Resolutions being duly passed by the requisite majorities of Smurfit Kappa Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting) held no later than the End Date;

•	the Sanction Date occurring on or before the End Date; and

•	a copy of the Court Order having been delivered for registration to the Registrar of Companies within 21 days of the Sanction Date.

Conditions that must be satisfied or waived for the Combination to occur

Mutual Conditions

Each of the Smurfit Kappa Share Exchange and the Merger will be conditional upon the following matters having been satisfied or, in the sole discretion of both parties, waived:

•	each of the Smurfit Kappa Shareholder Approval and the WestRock Shareholder Approval shall have been obtained;

•	the US Registration Statement shall have become effective in accordance with the US Securities Act and no stop order suspending the effectiveness of the US Registration Statement shall have been issued by the US SEC and remain in effect and no proceeding to that effect shall be pending or threatened by the US SEC;

•	(i) all required approvals under the HSR Act and the other required jurisdictions in connection with the consummation of the Combination shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate) and (ii) no legal proceeding by any Governmental Entity under any relevant Antitrust Laws shall be threatened in writing against any of the parties that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Combination;

•	(i) the Smurfit WestRock Shares shall have been approved for listing on the NYSE, subject to official notice of issuance, and (ii) the FCA shall have acknowledged to Smurfit WestRock or its sponsor (and such acknowledgment shall not have been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE shall have acknowledged to Smurfit WestRock or its sponsor (and such acknowledgement shall not have been withdrawn) that such shares will be admitted to trading on the LSE’s main market for listed securities; and

•	(i) no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Combination, and (ii) there shall not be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Combination.

Conditions to Obligations of Smurfit Kappa, Smurfit WestRock and Merger Sub

The obligations of each of Smurfit Kappa, Smurfit WestRock and Merger Sub to effect the Smurfit Kappa Share Exchange and the Merger are also subject to the satisfaction or waiver (in writing) by Smurfit Kappa in its sole discretion of the following conditions on or before the Sanction Date:

•	the representations and warranties made by WestRock being true and correct on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date (or, in the case of any representations and warranties that by their terms speak specifically as of the date of the Transaction Agreement or another date, as of that date), subject to exceptions for certain of the representations and warranties based on certain materiality standards, and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect;

•	WestRock having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Transaction Agreement at or prior to the Sanction Date and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect; and

•	since the date of the Transaction Agreement, there shall not have occurred or existed any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect in respect of WestRock, and Smurfit Kappa shall have received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect.

Conditions to Obligations of WestRock

The obligations of WestRock to effect the Merger are subject to the satisfaction or waiver (in writing) by WestRock in its sole discretion of each of the following conditions on or before the Sanction Date:

•	the representations and warranties of Smurfit Kappa, Smurfit WestRock and Merger Sub relating to the authority with respect to the entry into the Transaction Agreement and the consummation of the Combination, approval from the Smurfit Kappa Board of the Transaction Agreement and the Combination, and the due and valid execution and delivery and enforceability of the Transaction Agreement being true and correct in all material respects on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date) and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	each of the other representations and warranties made by Smurfit Kappa being true and correct on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date), subject to exceptions for certain of the representations and warranties based on certain materiality standards, and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	each of Smurfit Kappa, Smurfit WestRock and Merger Sub having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Transaction Agreement at or prior to the Sanction Date, and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect; and

•	since the date of the Transaction Agreement, there shall not have occurred or existed any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect in respect of Smurfit Kappa; and WestRock shall have received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect.

Termination of the Transaction Agreement

Termination Prior to the Merger Effective Time

The Transaction Agreement may be terminated at any time prior to the Merger Effective Time under the following circumstances:

•	by either Smurfit Kappa or WestRock, if:

o	the Scheme Meeting or the EGM shall have been completed and the Scheme Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities, which is referred to as the “Smurfit Kappa Shareholder Approval Failure Termination Right”;

o	the WestRock Special Meeting shall have been completed and the WestRock Shareholder Approval shall not have been obtained, which is referred to as the “WestRock Shareholder Approval Failure Termination Right”;

o	the Merger Effective Time shall not have occurred by 5:00 p.m. (New York City Time) on the End Date; provided that the right to terminate the Transaction Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Transaction Agreement shall have been the primary cause of the failure of the Merger Effective Time to have occurred by such time, which is referred to as the “End Date Termination Right”;

o	the Irish High Court declines or refuses to sanction the Scheme, unless both parties agree in writing that the decision of the Irish High Court shall be appealed; or

o	any law or injunction, restraint or prohibition shall have been enacted permanently restraining, enjoining or otherwise prohibiting the consummation of the Combination and, in the case of an injunction, restraint or prohibition, such injunction, restraint or prohibition shall have become final and non-appealable; provided that the right to terminate the Transaction Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Transaction Agreement shall have been the primary cause of such injunction, restraint or prohibition;

•	by Smurfit Kappa:

o	if WestRock has breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set forth in the Transaction Agreement are inaccurate, which breach or failure to perform or inaccuracy (a) would result in the Conditions to Smurfit Kappa’s obligation to consummate the Combination under the Transaction Agreement to not be satisfied and (b) is either not reasonably capable of being cured by the End Date or, if curable, Smurfit Kappa shall have given WestRock written notice stating Smurfit Kappa’s intention to terminate the Transaction Agreement and the basis for such termination and the breach or failure is not cured by the earlier of (i) three Business Days prior to the End Date and (ii) 30 days following written notice by Smurfit Kappa thereof (provided that Smurfit Kappa is not then in material breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement such that WestRock would have the right to terminate pursuant to the WestRock Material Breach Termination Right (as defined below)), which is referred to as the “Smurfit Kappa Material Breach Termination Right”; or

o	in the event that the WestRock Board shall have effected a Change of Recommendation prior to the receipt of the WestRock Shareholder Approval, or there has been a wilful breach by WestRock or any of its non-solicitation obligations under the Transaction Agreement, which is referred to as the “Smurfit Kappa Change of Recommendation Termination Right”;

•	by WestRock:

o	if Smurfit Kappa, Merger Sub or Smurfit WestRock has breached or failed to perform in any material respect any of their respective covenants or other agreements contained in the Transaction Agreement or if any of their respective representations or warranties set forth in the Transaction Agreement are inaccurate, which breach or failure to perform or inaccuracy (a) would result in the Conditions to WestRock’s obligation to consummate the Combination under the Transaction Agreement to not be satisfied and (b) is either not reasonably capable of being cured by the End Date or, if curable, WestRock shall have given Smurfit Kappa written notice stating WestRock’s intention to terminate the Transaction Agreement and the basis for such termination and the breach or failure is not cured by the earlier of (i) three Business Days prior to the End Date and (ii) 30 days following written notice by WestRock thereof (provided that WestRock is not then in material breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement such that Smurfit Kappa would have the right to terminate pursuant to the Smurfit Kappa Material Breach Termination Right), which is referred to as the “WestRock Material Breach Termination Right”;

o	in the event that the Smurfit Kappa Board shall have effected a Change of Recommendation prior to receipt of Smurfit Kappa Shareholder Approval, or there has been a wilful breach by Smurfit Kappa of any of its non-solicitation obligations under the Transaction Agreement, which is referred to as the “WestRock Change of Recommendation Termination Right”; or

o	by mutual written consent of Smurfit Kappa and WestRock.

Effect of Termination

If the Transaction Agreement is validly terminated in accordance with its terms, the Transaction Agreement will become null and void and with no liability on the part of any party, except under the confidentiality agreement entered into between the parties and specified provisions of the Transaction Agreement that will survive such termination, including provisions relating to financing, the payment of termination amounts and fees and expenses. However, no such termination will relieve any party from liability for fraud or a wilful breach of its representations, warranties, covenants or agreements set forth in the Transaction Agreement prior to termination. For purposes of the Transaction Agreement, “wilful breach” means an intentional and wilful material breach of the Transaction Agreement by a party that is the consequence of an act or omission by such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of the Transaction Agreement.

Termination Amounts

Smurfit Kappa has agreed to pay WestRock $100 million (the “Smurfit Kappa Termination Amount”) if the Transaction Agreement is terminated:

•	by WestRock pursuant to the WestRock Change of Recommendation Termination Right; or

•	(i) by either Smurfit Kappa or WestRock pursuant to the End Date Termination Right or the Smurfit Kappa Shareholder Approval Failure Termination Right, or by WestRock pursuant to the WestRock Material Breach Termination Right; (ii) a Competing Proposal has been communicated to the Smurfit Kappa Board or publicly disclosed and not withdrawn without qualification (publicly, in the event that such Competing Proposal was publicly disclosed) at least four Business Days prior to (a) the earlier of the EGM and the Scheme Meeting (in the case of termination pursuant to the Smurfit Kappa Shareholder Approval Failure Termination Right), (b) the applicable breach (in the case of termination pursuant to the WestRock Material Breach Termination Right), or (c) the End Date (in the case of termination pursuant to the End Date Termination Right); and (iii) within 12 months of such termination, Smurfit Kappa consummates a Competing Proposal or Smurfit Kappa enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to “20%” in the definition of “Competing Proposal” will be deemed to be references to “50%”).

Smurfit Kappa has agreed to pay WestRock $50 million (the “Smurfit Kappa No Vote Amount” and together with the Smurfit Kappa Termination Amount, the “Smurfit Kappa Amounts”) if the Transaction Agreement is terminated by either Smurfit Kappa or WestRock pursuant to the Smurfit Kappa Shareholder Approval Failure Termination Right.

WestRock has agreed to pay Smurfit Kappa $147 million (the “WestRock Termination Amount”) if the Transaction Agreement is terminated:

•	by Smurfit Kappa pursuant to the Smurfit Kappa Change of Recommendation Termination Right; or

•	(i) by either Smurfit Kappa or WestRock pursuant to the End Date Termination Right or the WestRock Shareholder Approval Failure Termination Right, or by Smurfit Kappa pursuant to the Smurfit Kappa Material Breach Termination Right; (ii) a Competing Proposal has been communicated to the WestRock Board or publicly disclosed and not withdrawn without qualification (publicly, in the event that such Competing Proposal was publicly disclosed) at least four Business Days prior to (a) the WestRock Special Meeting (in the case of termination pursuant to WestRock Shareholder Approval Failure Termination Right), (b) the applicable breach (in the case of termination pursuant to the Smurfit Kappa Material Breach Termination Right), or (c) the End Date (in the case of termination pursuant to the End Date Termination Right); and (iii) within 12 months of such termination, WestRock consummates a Competing Proposal or WestRock enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to “20%” in the definition of “Competing Proposal” will be deemed to be references to “50%”).

WestRock has agreed to pay Smurfit Kappa $57 million (the “WestRock No Vote Amount” and together with the WestRock Termination Amount, the “WestRock Amounts”) if the Transaction Agreement is terminated by either WestRock or Smurfit Kappa pursuant to the WestRock Shareholder Approval Failure Termination Right.

Except in the case of fraud or wilful breach, (i) upon payment of the WestRock Amount(s) (and any amount in respect of VAT if applicable), none of WestRock, its subsidiaries, or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents will have any further liability or obligation relating to or arising out of the Transaction Agreement or the transactions contemplated thereby and (ii) upon payment of the Smurfit Kappa Amount(s) (and any amount in respect of VAT if applicable), none of Smurfit WestRock, its subsidiaries, or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents will have any further liability or obligation relating to or arising out of the Transaction Agreement or the transactions contemplated thereby. Smurfit Kappa shall not be required to pay the Smurfit Kappa Termination Amount or the Smurfit Kappa No Vote Amount on more than one occasion, and WestRock shall not be required to pay the WestRock Termination Amount or the WestRock No Vote Amount on more than one occasion. The Smurfit Kappa No Vote Amount shall be credited toward any subsequent Smurfit Kappa Termination Amount and the WestRock No Vote Amount shall be credited toward any subsequent WestRock Termination Amount.

Governing Law

The Transaction Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to conflicts of laws principles that would result in the application of the law of any other state or jurisdiction); provided that the Smurfit Kappa Share Exchange and the Scheme and matters related thereto, as well as the matters relating to the conduct of the directors of Smurfit Kappa, shall be governed by, and construed in accordance with, the laws of Ireland to the extent required by such laws, without giving effect to conflicts of laws principles that would result in the application of the law of any other jurisdiction.

Part 8
Information on the Combined Group

Section A Information on Smurfit WestRock

The Combined Group will comprise the business and operations of both Smurfit Kappa and WestRock. Investors should read this Section A (Information on Smurfit WestRock) of Part 8 (Information on the Combined Group) in conjunction with other information contained in this Prospectus, including Section B (Information on Smurfit Kappa) of this Part 8 (Information on the Combined Group) and Section C (Information on WestRock) of this Part 8 (Information on the Combined Group) and Part 7 (Summary of the Key Terms of the Transaction Agreement).

Overview

Smurfit WestRock will create a global leader in sustainable packaging with extensive scale, quality, product and geographic diversity. It aims to create the ‘go-to’ packaging partner of choice, bringing together Smurfit Kappa and WestRock’s highly complementary portfolios and sets of capabilities benefitting customers, employees and shareholders.

Smurfit WestRock will have extensive geographic reach and scale with operations in attractive product segments and growing markets. Smurfit WestRock will combine Smurfit Kappa, one of the leading integrated corrugated packaging manufacturers in Europe, with a large-scale pan-regional presence in Latin America, with WestRock, one of the leaders in North America in corrugated and consumer packaging solutions, and a multinational provider of sustainable fibre-based paper and packaging solutions, which supports customers around the world from operating and business locations in North America, South America, Europe, Asia and Australia.

Smurfit WestRock believes that the Combination will provide immediate and long-term value creation for both former Smurfit Kappa Shareholders and former WestRock Shareholders.

Background

Smurfit WestRock was incorporated and registered in Ireland on 6 July 2017 under the Irish Companies Act as a private company limited by shares with registered number 607515, with the name Cepheidway Limited. On 12 September 2023, Smurfit Kappa and WestRock announced entry into the Transaction Agreement. On 11 December 2023, Smurfit WestRock changed its name to Smurfit WestRock Limited and, it is anticipated that, prior to Completion, it will re-register as an Irish public limited company pursuant to Part 20 of the Irish Companies Act and be renamed Smurfit WestRock plc. Upon Completion, Smurfit Kappa and WestRock will each become wholly owned subsidiaries of Smurfit WestRock and Smurfit WestRock will continue as the new holding company of the Combined Group. Following the Combination, former Smurfit Kappa Shareholders and WestRock Shareholders will be holders of Smurfit WestRock Shares. Smurfit WestRock will have had no historical operations nor traded or carried out any business of its own since its incorporation until just prior to consummation of the Combination.

Following Completion, Smurfit WestRock will have a dual listing on the NYSE and the standard listing segment of the Official List of the FCA, and Smurfit WestRock Shares will be admitted to trading on the NYSE and the LSE’s main market for listed securities. It should also be noted that, subject to the FCA’s Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time following Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. As at the date of this Prospectus, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Geographical Footprint

Smurfit WestRock believes it will have a balanced and extensive geographic reach across 40 countries, which will be organised around three regional structures:

•	Smurfit WestRock North America (including Mexico);

•	Smurfit WestRock Europe, Middle East and Africa (MEA) & Asia-Pacific (APAC); and

•	Smurfit WestRock Latin America (LATAM).

Following Completion, Smurfit WestRock will be the parent company of the Combined Group. At Completion, the Combined Group will continue to maintain a critical presence in key locations from which Smurfit Kappa and WestRock currently operate.

Smurfit WestRock’s global headquarters will be located in Dublin, Ireland, at the current site of the Smurfit Kappa headquarters. Smurfit WestRock’s North and South American operations will be headquartered at facilities in Atlanta, Georgia, United States.

At Completion, Smurfit WestRock will employ approximately 100,000 people and will have operations in 40 countries. Its manufacturing facilities will be located throughout North and South America, in Europe, and with some operations in Asia, Africa and Australia. Smurfit WestRock is expected to have 63 mills and approximately 450 converting operations at Completion.

Business Overview

Smurfit WestRock will be a comprehensive provider of sustainable packaging solutions and aims to create the ‘go-to’ packaging partner of choice for global, regional, national and local customers. The combined scalable operating platforms of Smurfit Kappa and WestRock create a number of advantages for Smurfit WestRock, which it believes will have:

•	extensive geographic reach and an increased global footprint in attractive product segments and growing markets;

•	highly complementary portfolios with increased product diversity to service customers with primary and secondary packaging;

•	greater scale to serve customers;

•	quality assets optimised through active capacity management;

•	significant cash flow and capital allocation flexibility;

•	leadership in innovation and sustainability;

•	a continued commitment to sustainable packaging solutions; and

•	greater depth of experienced and proven talent across the globe.

Leadership Positions and Scale in All Key Regions

Smurfit WestRock believes it will have a comprehensive and highly integrated global packaging footprint, balanced across key geographies with an increased scale. This will support a stronger and more differentiated value proposition for global, national and local customers.

Smurfit WestRock will own and operate mills and plants, which produce a number of grades of containerboard that is converted into corrugated containers or is sold to third parties. It will also produce paperboard that is converted into folding carton and consumer packaging or is sold to third parties. Smurfit WestRock will also produce other types of paper, such as sack paper, graphic paper, solidboard, graphicboard and other packaging products such as bag-in-box.

Business Strategy

The business strategy of Smurfit WestRock will be a combination of the key strategic priorities of both Smurfit Kappa and WestRock, and will concentrate on the successful integration of the two businesses.

Smurfit WestRock Vision

Smurfit WestRock’s vision is to be a globally admired business, dynamically and sustainably delivering secure and superior returns for all stakeholders, comprising shareholders, employees, customers, local communities and suppliers.

•	Globally Admired Business. Smurfit WestRock will focus on operating a globally admired business, underpinned by the following values: (1) safety at work, loyalty, integrity and respect; (2) being an employer of choice; (3) providing a demonstrably differentiated offering to its customers; (4) being a leader in sustainability in the industry; and (5) being valued in excess of its peers.

•	Dynamically and Sustainably Delivering. With a performance-led culture and a diverse workforce that is both driven and engaged, Smurfit WestRock will seek to seize internal and external growth opportunities by engaging in disciplined and focused capital allocation in order to present a highly differentiated and sustainable offering to customers.

•	Secure and Superior Returns. In seeking secure and superior returns for its stakeholders, Smurfit WestRock will focus on strong cash generation, balance sheet strength with significant financial flexibility and low-cost operations, and an optimum level of vertical integration to mitigate cyclical risk while maximising the performance of its assets. Smurfit WestRock will have a team of dedicated and engaged employees continually innovating across its product range.

Smurfit WestRock’s vision will guide its strategic objective of maintaining and deepening long-term customer relationships by seeking to provide customers with the most innovative and differentiated sustainable packaging solutions that enhance customers’ prospects of success in their end markets.

To achieve this objective, Smurfit WestRock has identified three key areas of focus:

•	Converting: Capitalise on differentiation to drive growth. This differentiation will encompass the paper-based packaging offerings of the Combined Group of corrugated and consumer packaging, mainly across Europe and the Americas, along with other specialist product offerings such as bag-in-box and paper sacks. The offerings will be supported by the innovation initiatives undertaken by the Combined Group.

•	Paper: Continue the optimisation of the Combined Group’s paper system to service the growth of the downstream converting businesses, taking into account the dynamics of the marketplace. This will be a particular focus in light of the enlarged paper system that will be created through the Combination.

•	Integration: Bring together the best of Smurfit Kappa and WestRock into a culturally aligned, customer-focused and motivated organisation.

Based on these focus areas, Smurfit WestRock has developed the following six strategic priorities for itself, each of which is explained in further detail below:

1.	Integrating Smurfit Kappa and WestRock’s businesses, administration and cultures, and achieving synergies arising from the Combination;

2.	Expanding market positions through focused growth, including in particular driving the sustainability agenda;

3.	Continuing Smurfit Kappa’s and WestRock’s focus on customer engagement and innovation to become the supplier/partner of choice for its customers;

4.	Enhancing operational excellence through the continuous upgrade of customer offerings and service;

5.	Recruiting, retaining, developing and motivating the best people; and

6.	Efficiently allocating capital.

1.	Successful Integration

Within the constraints of continuing to operate as two separate companies, Smurfit Kappa and WestRock have set up an IMO to plan the actions necessary to bring the best of the two companies together following Completion.

Areas of focus in the integration will include:

•	Maximising the benefit from the complementary geographic profile of Smurfit Kappa and WestRock;

•	Optimising the complementary product offerings of Smurfit Kappa and WestRock, in particular corrugated and consumer packaging;

•	Optimising the vertical relationships between the paper and the converting operations of the Combined Group;

•	Optimising the operating model of the Combined Group;

•	Integrating the administration of Smurfit WestRock; and

•	Aligning the cultures of Smurfit Kappa and WestRock.

2.	Market Position: Expand market positions in Europe and the Americas through selective focused growth

Smurfit WestRock will have a focused growth strategy in each of its end markets, involving organic growth derived from innovative solutions in areas such as Better Planet Packaging (Smurfit WestRock’s sustainable packaging initiative) as well as e-commerce, and the pursuit of accretive acquisitions, especially in higher growth markets.

Smurfit WestRock will establish a strategy of:

•	organic growth by identifying growth trends and keeping close to customers and their respective customers to understand their requirements, through its Innovation and Experience centres and its dedication to customer service; and

•	acquisition by identifying targets, building relationships, acquiring and effectively integrating paper-based packaging assets and businesses. Smurfit WestRock intends to continuously evaluate opportunities to acquire businesses that would complement its existing product offerings and/or geographic footprint, or its integrated production model. Smurfit WestRock plans to continue to apply a rigorous evaluation methodology to potential acquisitions and to pursue acquisitions which meet its standards.

Smurfit WestRock’s business strategy will involve the continuation of these actions while seeking to capitalise on the opportunities presented by the broader geographic footprint and product portfolio that will emerge through the Combination.

North America

Smurfit WestRock will strive to be a leader in each of the businesses in which it operates in North America (which will also include Mexico) and to provide sustainable packaging solutions for customers across a wide range of products, services and geographies, and partner with its customers to develop solutions that meet the growing regulatory and end consumer demands for increased sustainability. This region will encompass the United States, Mexico and Canada. In order to achieve this objective, Smurfit WestRock will seek to provide customers with complementary solutions through both its corrugated and consumer packaging operations, invest in innovation and invest in growing its footprint.

Europe, MEA and APAC

Smurfit WestRock will strive to be a leader in each of the businesses and markets in which it will operate, in particular, in Europe, and to provide sustainable packaging solutions for customers across a wide range of products, services and geographies. This region will encompass operations in Europe and Africa, as well as Asia-Pacific and India. In order to achieve this objective, Smurfit WestRock will seek to provide customers with complementary solutions through both its corrugated and consumer packaging businesses, invest in innovation, invest in growing its footprint in existing and new geographies, and partner with its customers to develop solutions that meet the growing regulatory and end consumer demands for increased sustainability.

Smurfit WestRock expects demand in western Europe to grow, and Smurfit WestRock intends to pursue profitable growth in this market primarily through selective capital investment and where possible, complementary acquisitions.

Smurfit WestRock will have integrated box plants in three eastern European countries and three southeastern European countries (with sheet plants in two other countries). It will also have consumer packaging facilities in the Czech Republic, Poland and Hungary. Smurfit WestRock intends to expand its presence in eastern and southeastern Europe by selectively investing in the countries that present the greatest opportunities and growth patterns consistent with Smurfit WestRock’s customer-focused strategy. Smurfit WestRock’s medium-term objective is to achieve a leading position in these and other eastern and southeastern European countries in corrugated and consumer packaging through acquisitions or investment in new facilities.

Latin America

Smurfit WestRock intends to continue to expand its operations in Latin America. This region will encompass Central America and the Caribbean, Argentina, Brazil, Chile, Colombia, Ecuador and Peru. Smurfit WestRock’s scale and pan-regional presence will provide it with a strong platform to support organic growth in the countries in which it will operate immediately after the Combination, partnering with its customers to develop solutions that meet the growing regulatory and end consumer demands for increased sustainability. Smurfit WestRock will also pursue an acquisition strategy for entry into new geographies.

3.	Partner of Choice: Become the supplier/partner of choice

Smurfit WestRock’s customer-led strategy will focus on providing its customers with differentiated sustainable packaging solutions in corrugated and consumer packaging that increase their sales, reduce their costs or risk in their supply chain, resulting in the maintenance and deepening of long-term customer relationships that generate sales and profitability for Smurfit WestRock. In its corrugated operations, examples of these products are boxes that involve high-quality pre- or post-print, litho-lamination and displays. In its consumer and corrugated packaging operations, examples of these products are those that reduce the use of plastic for packaging. Smurfit WestRock will also have bag-in-box solutions, paper sack offerings, honeycomb products and kraft paper products, amongst others. Smurfit WestRock will work closely with its customers, particularly those in the retail industry, to jointly develop innovative packaging products.

Smurfit WestRock intends to become the supplier/partner of choice for its customers by:

•	deepening the understanding of its customers’ worlds and developing proactive initiatives to improve their offerings;

•	constantly innovating and improving its sustainable products, service, quality and delivery in order to develop and/or maintain preferred supplier status; and

•	pursuing superior performance measured against clearly defined metrics in all aspects of the business and at all levels of the organisation.

4.	Operational Excellence: Enhance operational excellence through the continuous upgrade of customer offerings and service

Smurfit WestRock’s strategy will focus on achieving operational excellence across the value chain, from forests or recycling depots to the customers’ end markets, by relentlessly pursuing the continuous upgrade of its customers’ offerings. Smurfit WestRock will seek to facilitate this by:

•	improving the output from Smurfit WestRock’s strong asset base through judicious capital investment, continuous improvement programmes, transfer of best practice, industrial engineering and other initiatives;

•	increasing the proportion of differentiated ideas, sustainability initiatives, products and services through the use of Smurfit WestRock’s development and technology centres, sustainability credentials and innovation tools; and

•	ensuring that the driving forces behind all operations are customer satisfaction and excellence.

5.	Investment in People: Recruit, retain, develop and motivate the best people

Smurfit WestRock believes that people will be at the heart of its success and aims to maintain a strategy to attract, recruit, retain, develop and motivate its people through:

•	high-quality graduate and other recruitment initiatives, progressive goal setting and performance appraisal programmes;

•	focused job training and coaching;

•	cross-divisional in-house development programmes; and

•	selective executive development programmes.

6.	Capital Allocation: Maintain a disciplined approach to capital allocation and maintain focus on cash generation

Smurfit WestRock will focus on cash flow considerations and intends to allocate capital and cash generated according to established principles through:

•	maintaining a strong investment grade credit rating;

•	capital spending to facilitate organic growth, optimise its asset base and enhance operating efficiency;

•	acquiring strategically attractive and accretive assets; and

•	returning capital to shareholders.

Section B Information on Smurfit Kappa

Investors should read this Section B (Information on Smurfit Kappa) of this Part 8 (Information on the Combined Group) in conjunction with other information contained in this Prospectus, including Section A (Operating and Financial Review of Smurfit Kappa) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus.

Overview

Smurfit Kappa is one of the world’s largest integrated manufacturers of paper-based packaging products in terms of volumes and sales, with operations in Europe, Latin America, North America and Africa. Smurfit Kappa owns and operates mills and plants, which primarily produce a number of grades of containerboard that it converts into corrugated containers or sells to third parties. Smurfit Kappa also produces other types of paper, such as consumer packaging board, sack paper, graphic paper, solidboard and graphicboard, and other paper-based packaging products, such as consumer packaging, solidboard packaging, paper sacks and other packaging products such as bag-in-box.

History and Development of Smurfit Kappa

Smurfit Kappa was formed in November 2005 for the purpose of effecting the combination between the Jefferson Smurfit Group and Kappa Packaging.

The Jefferson Smurfit Group was founded in 1934 as a corrugated plant in Dublin, Ireland. The Jefferson Smurfit Group grew both organically and by way of acquisition in Ireland throughout the 1960s and 1970s, when it began expanding into the United Kingdom and then the United States, again by acquisition. The Jefferson Smurfit Group was listed on the Irish Stock Exchange (now called Euronext Dublin) in 1964. A subsidiary of Jefferson Smurfit Group purchased Container Corporation of America in 1986 in a joint venture with Morgan Stanley Private Equity and merged the two companies in 1989, leaving the Jefferson Smurfit Group with 50% ownership of the merged entity, JSC/CCA. The Jefferson Smurfit Group continued to grow throughout the 1990s, expanding its footprint in Europe and Latin America, while JSC/CCA in turn merged with Stone Container Corporation in 1998, leaving the Jefferson Smurfit Group with around 30% of the combined entity (Smurfit-Stone Container Corporation).

In 2002, the Jefferson Smurfit Group was taken private when Madison Dearborn Partners, LLC, a private equity firm based in the United States, bought the Jefferson Smurfit Group and spun off their prior stake in Smurfit-Stone Container Corporation to shareholders. The Jefferson Smurfit Group merged with Kappa Packaging, a Dutch private equity-owned company, in 2005 to form Smurfit Kappa.

Set forth below is a chronological overview of the principal events, history and growth of Smurfit Kappa’s business:

•	2005 – Smurfit Kappa was founded

•	2007 – Smurfit Kappa was listed on the LSE and Euronext Dublin

•	2012 – Acquisition of Orange County Container Group in the United States

•	2012-2019 – Expansion of packaging operations in Europe through the acquisition of a number of corrugated plants in Greece, Bulgaria, Serbia and France, as well as a number of sheet plants in the United Kingdom

•	2014 – Acquisition of Bates Container in the United States

•	2014-2016 – Expansion in the Americas through the acquisition of Grupo CYBSA in Central America and two acquisitions in Brazil

•	2018 – Acquisition of the Reparenco containerboard mill in the Netherlands

•	2018 – Exited the Venezuelan market

•	2021 – Acquisition of the Verzuolo containerboard mill in Italy and entry into the Peruvian corrugated market through the acquisition of Cartones del Pacifico from Emusa Group, which in turn purchased Smurfit Kappa’s El Salvador flexible packaging business

•	2021-2023 – Capital expenditures for the financial years ended 31 December 2023, 2022 and 2021 were $929 million, $930 million and $715 million, respectively, aimed towards a series of projects to grow the converting capacity of the business and to continue to improve competitiveness across all product lines

•	2023 – Completed exit from the Russian market

Global Footprint

As of 31 December 2023, Smurfit Kappa employs approximately 47,000 people and maintains operations in 36 countries. In Europe, Smurfit Kappa is a leader by production volume in corrugated packaging, containerboard and bag-in-box. In Latin America, Smurfit Kappa is a large-scale pan-regional player. Smurfit Kappa also operates in North America and Africa.

Smurfit Kappa currently operates 35 mills (30 of which produce containerboard), 241 converting plants (222 of which convert containerboard into corrugated containers), 43 recovered fibre facilities, two wood procurement operations in Europe (which together provide raw material for Smurfit Kappa’s mills), one forestry operation in the Americas and 33 other production facilities carrying on other related activities. In addition, Smurfit Kappa owns approximately 68,000 hectares of forest plantations in Latin America, which support mill operations in addition to propagating trees for planting. Smurfit Kappa’s footprint allows it to better serve customers in close proximity to its corrugated box plants.

Smurfit Kappa’s main European operations are in Germany, France, the Netherlands, Italy, the United Kingdom, Spain, Sweden and Austria. Smurfit Kappa has four (non-European) facilities that manufacture bag-in-box, located in Canada, Argentina, Mexico and the United States, along with a recently inaugurated corrugated plant in Morocco, all of which are managed under Smurfit Kappa’s European operational management.

Competitive Strengths

Smurfit Kappa believes its key competitive strengths are:

Leading Market Position. Smurfit Kappa is one of the largest producers by capacity of corrugated containers in Europe and believes it is one of the top three corrugated production leaders in 15 of the 22 European countries in which it operates. In Latin America, Smurfit Kappa is a large-scale pan-regional player, with operations in Colombia, Mexico, Argentina, Brazil, Chile, Costa Rica, El Salvador, the Dominican Republic and Peru. Smurfit Kappa is a leading producer of consumer packaging in Mexico and has operations making other products in Ecuador and Nicaragua, as well as containerboard mills and corrugated operations in the United States, which have a relatively small market share.

Smurfit Kappa operates three of the largest kraftliner mills in western Europe, and believes that it operates the only kraftliner mill in Colombia, enabling it to ensure supply without relying on imports.

Broad Geographic Reach. Smurfit Kappa has an extensive presence across Europe, where it operates 257 facilities in 22 countries across the continent, with an additional corrugated facility in Morocco. This broad presence allows Smurfit Kappa to provide a comprehensive and sophisticated product offering to its customers, together with a high level of service. Additionally, in Latin America, Smurfit Kappa is a large-scale pan-regional player. As a result of this geographically diverse presence, Smurfit Kappa’s business is not concentrated in or dependent on any one country.

Quality Assets and Active Capacity Management. Smurfit Kappa actively manages its capacity by investing in more efficient mills and regularly evaluating the performance of its existing businesses and facilities. Smurfit Kappa regularly monitors the cost position of each of its businesses and facilities and evaluates strategic alternatives. Smurfit Kappa has been investing substantially in capital expenditure in recent years to expand operations and improve the efficiency of its asset base, resulting in significant cost savings through mill rationalisation, machine specialisation, paper logistics and integration, corrugated system optimisation and purchasing savings.

Proven Ability to Execute Strategic Acquisitions and Integrate Acquired Businesses. Smurfit Kappa’s continued progress as a leader in paper-based packaging has been driven in part by the acquisition of strategically compatible companies and operations. Smurfit Kappa has a strong track record of identifying suitable companies for acquisition at appropriate prices, integrating the acquired companies, identifying and achieving synergies and retaining and motivating high-quality management. Historical acquisitions have enhanced Smurfit Kappa’s asset base, expanded its product range and geographic reach and upgraded its management practices and efficiencies.

Vertically Integrated Operations. Smurfit Kappa’s operations are highly integrated. Its recycling and wood procurement or forestry operations provide raw materials to its mills, which provide products to its converting plants, and Smurfit Kappa’s corrugated board plants are integrated with its sheet plants. Similarly, Smurfit Kappa’s solidboard and recycled boxboard mills are integrated with its solidboard packaging and folding carton operations, respectively. In addition, Smurfit Kappa’s production of sack paper in the Americas is integrated with its paper sack operations. The benefits of this integration include:

•	lower exposure to price volatility in containerboard and, in regions in which Smurfit Kappa owns forests, forest products and recovered paper;

•	security of paper supply;

•	the ability to offer products tailored to customer requirements (such as quality, grades and innovation) through control of the supply chain;

•	achieving efficiencies, including through management of logistics; and

•	the ability to provide better service to corrugated container customers.

Integration also provides the following cost efficiency benefits:

•	the ability to produce the paper grades that achieve optimal output and cost levels;

•	the ability to produce paper most efficiently by using the width of paper machines that best match the needs of corrugated container manufacturers;

•	increased utilisation of paper machines by reducing frequency of switching paper grades; and

•	reduced transport costs as a result of improved logistics of supplying customers.

Resilient Business Model. A significant portion of Smurfit Kappa’s net sales is generated by sales of packaging products for use in the transportation of consumer staples, including agricultural produce and food and beverages, and for the display and consumer packaging of these products. Smurfit Kappa believes that demand for consumer staples, and by extension demand for Smurfit Kappa’s products, is generally more resilient during periods of economic downturn than is demand for other consumer or industrial products or industrial production levels. During 2023, Smurfit Kappa generated over 70% of its net sales from the sale of packaging for fast-moving consumer goods (including food products, beverages and detergents). Smurfit Kappa emphasises cost take-out, which is a necessary focus in a cyclical industry where costs are subject to inflation.

Strong Cash Flows. Smurfit Kappa’s resilient business model and focus on active capacity management has enabled strong cash flow generation in each of the last three years despite a challenging macroeconomic environment. Smurfit Kappa has invested cash flow into capacity expansion, entry into new markets, reduction of leverage and the payment of dividends to its shareholders.

Experienced and Proven International Management Team. Smurfit Kappa’s experienced and proven international management team has led the company through several industry cycles. Smurfit Kappa consistently seeks to establish a management team comprising the highest available quality of management and reflecting the broad geographic spread of its businesses. The management team’s approach combines strong central disciplines (strategic, professional development, financial and capital allocation) with locally developed production and marketing decisions. Performance is measured predominantly on the basis of profitability, cash flow and return on capital employed.

Business Strategy

Smurfit Kappa’s vision is to be a globally admired business, dynamically and sustainably delivering secure and superior returns for all stakeholders, comprising shareholders, employees, customers, local communities and suppliers.

•	Globally Admired Business. Smurfit Kappa’s company-wide values enable it to operate as a globally admired business: (1) safety, loyalty, integrity and respect; (2) being an employer of choice; (3) providing a demonstrably differentiated offering to its customers; (4) being a leader in sustainability in the industry; and (5) being valued in line with its peers.

•	Dynamically and Sustainably Delivering. Through a workforce that is both driven and engaged, Smurfit Kappa seeks to seize internal and external growth opportunities by engaging in focused investment in order to present a highly differentiated and sustainable offering to customers.

•	Secure and Superior Returns. To secure returns for its stakeholders, Smurfit Kappa focuses its business on strong cash generation, balance sheet strength and low cost operations, and maintains the optimum level of vertical integration to mitigate cyclical risk. Smurfit Kappa aims to have engaged employees create a high level of innovation across its product range.

Smurfit Kappa’s vision guides its strategic objective of developing long-term customer relationships by providing customers with differentiated sustainable packaging solutions that enhance customers’ prospects of success in their end markets.

To achieve this objective, Smurfit Kappa has identified three key areas of focus:

•	Converting: Capitalise on differentiation to drive growth in Europe.

•	Paper: Continue the optimisation of Smurfit Kappa’s paper system in line with demand created by the downstream corrugated business, taking into account the dynamics of the marketplace.

•	Americas: Combine the above two focus areas while seizing the opportunities presented by Smurfit Kappa’s expanded geographic footprint.

Based on these three focus areas, Smurfit Kappa has developed the following five strategic priorities:

Market Position: Expand market positions in Europe and the Americas through selective focused growth

Smurfit Kappa has a focused growth strategy in each of its end markets, involving both organic growth derived from innovative solutions in areas such as Better Planet Packaging (Smurfit Kappa’s sustainable packaging initiative) as well as e-commerce and the pursuit of accretive acquisitions, especially in higher growth markets such as eastern Europe and Latin America.

Smurfit Kappa has an established track record of implementing this strategy by identifying targets, building relationships and acquiring, as well as by effectively integrating paper-based packaging assets and businesses. Smurfit Kappa continuously evaluates opportunities to acquire businesses that would complement its existing product offerings and/or geographic footprint or its integrated production model. Smurfit Kappa plans to continue to apply a rigorous evaluation methodology to potential acquisitions and to complete acquisitions which meet its standards.

Europe

Smurfit Kappa strives to be a leading operator in each of the businesses and markets in which it operates and to provide sustainable packaging solutions for customers across a wide range of products, services and geographies. In order to achieve this objective, Smurfit Kappa invests in innovation and in establishing facilities in new geographies. Although western Europe is a mature market, Smurfit Kappa expects demand in the region to grow, and Smurfit Kappa intends to pursue profitable growth in this market through a strategy of organic growth, bolt-on acquisitions and expansion through selective capital investment.

Smurfit Kappa has either integrated box plants or sheet plants in seven eastern European and southeastern European countries. Smurfit Kappa intends to expand its presence in eastern and southeastern Europe by selectively investing in the countries that present the greatest opportunities and growth patterns consistent with Smurfit Kappa’s customer focused strategy. Smurfit Kappa’s medium-term objective is to achieve a leading position in these and other eastern and southeastern European countries through acquisitions or investment in new facilities.

Americas

Smurfit Kappa intends to continue to expand its operations in the Americas. The packaging business in Latin America is not as homogenous as the business in Europe, and many of the countries have differing market and industry characteristics, but Smurfit Kappa believes that a broad geographic footprint can reduce market-specific risk. Smurfit Kappa’s pan-regional presence provides a strong platform to support organic growth in the countries in which it currently operates and an acquisition strategy for entry into new markets.

Partner of Choice: Become the supplier/partner of choice

Smurfit Kappa’s customer-led strategy provides its customers with differentiated sustainable packaging solutions that increase their sales, reduce their costs or reduce the risk in their supply chain, resulting in the development of long-term customer relationships that generate revenue and profitability for Smurfit Kappa. In its corrugated operations, examples of these products are boxes that involve high-quality pre- or post-print, litho-lamination and displays. Smurfit Kappa works closely with its customers, particularly those in the retail industry, to jointly develop innovative packaging products.

Smurfit Kappa intends to become the supplier/partner of choice for its customers by:

•	deepening the understanding of its customers’ worlds and developing proactive initiatives to improve their offerings (see “—Customers” and “—Innovation” below);

•	constantly innovating sustainable products, service, quality and delivery in order to develop and/or maintain preferred supplier status; and

•	pursuing superior performance measured against clearly defined metrics in all aspects of the business and at all levels of the organisation.

Operational Excellence: Enhance operational excellence through the continuous upgrade of customer offerings

Smurfit Kappa achieves operational excellence across the value chain, from forests or recycling depots to the customers’ end markets, by relentlessly pursuing the continuous upgrade of its customers’ offerings. This is facilitated by:

•	improving the output from Smurfit Kappa’s high-quality asset base through judicious capital investment, continuous improvement programmes, transfer of best practice, industrial engineering and other initiatives;

•	increasing the proportion of differentiated ideas, sustainability initiatives, products and services through the use of Smurfit Kappa’s development and technology centres, sustainability credentials and innovation tools; and

•	ensuring that the driving forces behind all operations are customer satisfaction and excellence.

Investment in People: Recruit, retain, develop and motivate the best people

Smurfit Kappa believes that people are at the heart of the current and future success of the business and it maintains a strategy to recruit, retain, develop and motivate its people through:

•	high-quality graduate and other recruitment initiatives, progressive goal setting and performance appraisal programmes;

•	focused job training and coaching;

•	cross-divisional in house development programmes; and

•	selective executive development programmes.

Capital Allocation: Maintain a disciplined approach to capital allocation and maintain focus on cash generation

Smurfit Kappa focuses on cash flow considerations and allocates capital and cash generated according to its established principles through:

•	maintaining an investment grade credit rating;

•	capital spending to facilitate organic growth, optimise its asset base and enhance operating efficiency;

•	acquiring strategically attractive and accretive assets; and

•	returning capital to shareholders.

Segment Overview

Introduction

Smurfit Kappa’s main focus is producing containerboard and converting containerboard into corrugated containers. Smurfit Kappa also produces solidboard, boxboard, graphicboard, sack kraft paper and non-packaging grades of paper, converted products such as solidboard packaging, folding cartons and paper sacks, and bag-in-box.

Smurfit Kappa’s business is organised and presented in two reportable segments, Europe and the Americas. The Europe segment accounted for 75.9%, 77.2% and 77.8% of Smurfit Kappa’s total net sales in the financial years ended 31 December 2023, 2022 and 2021, respectively, while the Americas segment accounted for the remaining 24.1%, 22.8% and 22.2% of total net sales during those periods.

The table below shows a breakdown of Smurfit Kappa’s production volumes across its two segments in each of the years ended 31 December 2023, 2022 and 2021.

	Year ended 31 December
	2023			2022			2021
	Europe(1)	The Americas(2)	Total	Europe(1)	The Americas(2)	Total	Europe(1)	The Americas(2)	Total
	(million tonnes)
Recycling	5.5	1.3	6.8	5.6	1.4	7.0	5.5	1.4	6.9
KL	1.6	0.1	1.7	1.6	0.1	1.7	1.7	0.1	1.8
Recycled	3.8	1.2	5.0	3.9	1.3	5.2	3.7	1.3	5.0
Containerboard	5.4	1.4	6.8	5.5	1.4	6.9	5.4	1.4	6.8
Other paperboard(3)	0.5	0.2	0.8	0.6	0.2	0.9	0.7	0.2	0.9
Total containerboard and paperboard	6.0	1.6	7.5	6.1	1.6	7.7	6.1	1.6	7.7
Other non-packaging paper(4)	0.2	–	0.2	0.2	–	0.2	0.2	–	0.2
Total Mills	6.1	1.6	7.7	6.3	1.6	7.9	6.3	1.6	7.9

Corrugated containers	4.8	1.5	6.3	5.2	1.6	6.8	5.4	1.6	7.0
Other paper-based packaging(5)	0.1	0.2	0.3	0.1	0.2	0.3	0.1	0.2	0.3
Total Conversion	4.9	1.7	6.6	5.3	1.8	7.1	5.5	1.8	7.3

Notes:

(1)	Production from Smurfit Kappa’s facilities in Ireland, the United Kingdom, France, Belgium, the Netherlands, Germany, Austria, Switzerland, Italy, Spain, Portugal, Denmark, Sweden, Norway, Latvia, the Czech Republic, Slovakia, Poland, Lithuania, Greece, Bulgaria, Serbia and Morocco.
(2)	Production from Smurfit Kappa’s facilities in Argentina, Colombia, the United States, Mexico, Brazil, Chile, Ecuador, the Dominican Republic, Costa Rica, El Salvador, Peru and Nicaragua.
(3)	Other paperboard includes sack kraft, machine glazed paper, boxboard, graphicboard and solidboard.
(4)	Other grades of non-packaging papers include printing and writing paper.
(5)	Other paper-based packaging includes solidboard, paper sacks and folding cartons.

Facilities

Smurfit Kappa’s manufacturing facilities are spread across Europe and the Americas. The paper and paperboard mills are its main assets. Smurfit Kappa believes that its facilities are suitable and adequate for its business purposes for the foreseeable future.

The table below provides a geographic summary of Smurfit Kappa’s facilities (both owned and leased) as of 31 December 2023:

	As at 31 December 2023
	Europe		The Americas	Total
Recycled paper and board mills	18		11	29
Virgin mills	5		1	6
Corrugated containers	151	(3)	41	192
Other corrugated packaging(1)	30		–	30
Cartons and solidboard packaging	5		6	11
Paper sacks	–		5	5
Recovered fibre / wood procurement	21		25	46
Other(2)	28		8	36
Total number of facilities	258		97	355

Notes:

(1)	“Other corrugated packaging” includes display and litho-laminate products as well as specialised Honeycomb packaging facilities.

(2)	“Other” comprises bag-in-box (including plants in each of Canada, Argentina, the United States and Mexico that are managed out of Europe) as well as Smurfit Kappa’s various smaller businesses, such as specialty printing, flexible packaging, foam packaging, machine systems and publishing.

Europe

Smurfit Kappa’s Europe segment includes a system of mills and box plants that primarily produce a full line of containerboard that is converted into corrugated containers. Smurfit Kappa operates in 22 countries across western and eastern Europe and is one of the European leaders in terms of capacity in corrugated packaging, containerboard and bag-in-box. It also operates in several other packaging and paper market segments, such as sack paper, graphic board, solidboard, solidboard packaging, boxboard, folding cartons and machine glazed paper.

The operations of Smurfit Kappa’s Europe segment are highly integrated, with the total production of the mills in 2023 approximately matching the volume of the containerboard that is converted into corrugated containers in Smurfit Kappa’s plants. Due to the intra-industry swap agreements, approximately 70% of production from Smurfit Kappa’s mills during the financial year ended 31 December 2023 was converted into final products in its plants.

Containerboard

In the years ended 31 December 2023, 2022 and 2021, Smurfit Kappa’s containerboard mills in Europe produced approximately 5.4 million tonnes, 5.5 million tonnes and 5.4 million tonnes, respectively. Estimated capacity in Smurfit Kappa’s Europe segment is 5.9 million tonnes, as of 31 December 2023.

Smurfit Kappa operates 15 recycled containerboard mills throughout Europe (three in France, three in Germany, two in each of the United Kingdom, the Netherlands and Italy, and one in each of Spain, the Czech Republic and Serbia). These mills produced close to 3.8 million tonnes, 3.9 million tonnes and 3.7 million tonnes in the years ended 31 December 2023, 2022 and 2021, respectively.

Smurfit Kappa’s three kraftliner mills, located at Piteå (Sweden), Facture (France) and Nettingsdorfer (Austria), are among the largest and, Smurfit Kappa believes, the lowest cost kraftliner mills in western Europe. These mills produced approximately 1.6 million tonnes, 1.6 million tonnes and 1.7 million tonnes of kraftliner in the years ended 31 December 2023, 2022 and 2021, respectively. Smurfit Kappa typically earns higher margins on the production of kraftliner than on the production of recycled containerboard.

Corrugated Containers

Smurfit Kappa is one of the leading producers of corrugated containers in Europe by capacity, with 181 production facilities (comprising corrugated plants, sheet feeders, sheet plants and other specialised facilities). Smurfit Kappa has an extensive geographic presence in western Europe and a growing presence in eastern and southeastern Europe. Smurfit Kappa believes that it has a top three market share position in corrugated container production in 15 of the 20 European countries in which it has integrated corrugated operations.

Other Paperboard and Other Paper

In the years ended 31 December 2023, 2022 and 2021, Smurfit Kappa’s Europe segment produced approximately 0.5 million tonnes, 0.6 million tonnes and 0.7 million tonnes, respectively, of other paperboard, comprising sack kraft, machine glazed paper, graphicboard, solidboard and boxboard in five mills located in Germany and Spain. Smurfit Kappa is one of the leading manufacturers of both solidboard and solidboard packaging in Europe.

Smurfit Kappa’s containerboard mill in the Netherlands also produces graphic paper for use in inserts. Its production in the years ended 31 December 2023, 2022 and 2021 was approximately 0.2 million tonnes annually in each respective year.

Bag-in-box

Smurfit Kappa is one of the largest European manufacturers in the high growth bag-in-box market, a leading European supplier of bags for bag-in-box packaging for the wine market, and a significant global supplier for taps for bag-in-box packaging for the wine market. Smurfit Kappa has sales offices and agencies across more than 25 countries and nine bag-in-box or tap manufacturing facilities located in France, Spain, Italy, Canada, Argentina, Mexico, Sweden and the United States.

Bag-in-box activities comprise the production and marketing of bags, “Vitop” taps or integrated bags or boxes. The bag-in-box system comprises a bag (composed of resilient multi-layered plastic materials) fitted with a plastic tap (for dispensing) fixed within a corrugated box that gives protection during transport and offers considerable scope for printed marketing information. Historically sold to players in the wine industry, the bag-in-box system is increasingly sold to additional end customers for dairy, liquid eggs, fruit juices, water and coffee. Adoption is driven by the system’s ability to keep contents fresh for extended periods, sustainable production and ease of use.

Sales of the taps reached over 600 million taps in each of the years ended 31 December 2023, 2022 and 2021 and applications have diversified, including hand sanitiser packaging, one of the most sought-after products during the COVID-19 pandemic.

The bag-in-box division made a significant $14 million investment in a flexible material production facility at Smurfit Kappa’s plant in Ibi, Spain in June 2021. This investment has resulted in the addition of a 4,300 square metre production area, equipped with high-tech and advanced machinery that allows for more specialisation in the manufacture of film. The new machinery allows the plant to complete the full production cycle of bag-in-box packaging solutions. This integrated production model offers quicker and more efficient services to customers, as well as a considerable reduction of the environmental impact at up to 21% less estimated CO2 emissions for the current flexible materials portfolio. Smurfit Kappa’s Vitop facility in Alessandria, Italy is the first plant in the bag-in-box industry to be International Sustainability & Carbon Certification PLUS certified, with this certification recognising that Vitop’s industrial processes and standards comply with the chain of custody of these bio-based and recycled resins.

Americas

Smurfit Kappa’s business in the Americas could be considered a relatively small player in the United States and a leading business in Latin America.

In Latin America, Smurfit Kappa is one of the largest producers of corrugated containers and containerboard, by volume, with corrugated operations in nine countries. Smurfit Kappa’s largest operations in Latin America are in Mexico, Brazil and Colombia, with other corrugated operations in Argentina, the Dominican Republic, Costa Rica, Chile and Peru, and other operations in Ecuador and Nicaragua. Smurfit Kappa believes that its presence in the corrugated market in the United States is negligible. It has operated continuously in Latin America since 1986 and re-entered the United States in 2012 with the acquisition of the Orange County Container Group.

Smurfit Kappa’s Americas segment operations consist of 12 mills in five countries (Colombia, Mexico, the United States, Argentina and Brazil) producing containerboard, consumer packaging board and sack paper, with combined productions of around 1.6 million tonnes in each of the years ended 31 December 2023, 2022 and 2021 (of which containerboard represented around 1.4 million tonnes). Smurfit Kappa’s Americas segment also has 41 corrugated plants in 10 countries. Production for the Americas segment for the years ended 31 December 2023, 2022 and 2021 was approximately 1.5 million tonnes, 1.6 million tonnes and 1.6 million tonnes, respectively, of corrugated containers. Smurfit Kappa’s Americas segment has six consumer packaging plants, located in Mexico, Costa Rica and El Salvador, as well as five paper sack converting plants across four countries; three specialised packaging plants; 24 recovered fibre plants in seven countries; and six other plants. There are also forestry operations in Colombia.

Smurfit Kappa believes that Mexico, with its attractive demographic profile, North American Free Trade Area membership and opportunities for export to the United States, offers good opportunities for growth both domestically and internationally. In Mexico, Smurfit Kappa produced 0.6 million tonnes, 0.7 million tonnes and 0.7 million tonnes of corrugated containers in the years ended 31 December 2023, 2022 and 2021, respectively. The focus of Smurfit Kappa’s strategy is on continuing growth in the country and on the backward integration into containerboard.

In Colombia, Smurfit Kappa produced close to 0.3 million tonnes of corrugated containers per annum in the years ended 31 December 2023, 2022 and 2021. The strategy in Colombia focuses on cost competitiveness and capitalising on the integration of the business through converting, mills and forestry. In addition, Smurfit Kappa’s Colombian operations lead its sack operations in Latin America. Smurfit Kappa acquired its Brazilian operations in late 2015 and produced 0.2 million tonnes of corrugated containers in Brazil in each of the years ended 31 December 2023, 2022 and 2021.

Smurfit Kappa’s operations in the Americas are highly integrated, from the production of wood pulp (in Colombia) and the reclamation of used fibre through to conversion into paper-based packaging products of a substantial portion of the paperboard produced by its mills.

Seasonality

The businesses of Smurfit Kappa are not materially impacted by seasonality.

Raw Materials

The principal raw materials for the recycled containerboard, recycled consumer packaging board, solidboard and graphicboard mills which Smurfit Kappa operates are various grades of recovered papers and, in particular, OCC. In Europe, Smurfit Kappa sources recovered paper in a number of different ways, which it refers to as “grip” levels, and it has a 70% “grip” on its recovered fibre needs through sources Smurfit Kappa directly controls or with whom it has contracts, with the remainder being acquired primarily under spot purchases. Smurfit Kappa believes this security of supply to be a significant benefit at times when recovered fibre is in short supply. Around 31% of Smurfit Kappa’s volume is supplied through its own reclamation operations or directly from its corrugated facilities from offcuts from the corrugated process. From a price perspective, most of Smurfit Kappa’s requirements in Europe are linked to official reference prices and are therefore based on market prices.

Smurfit Kappa’s kraftliner mills and sack kraft mill require virgin fibre as their principal raw material. Smurfit Kappa purchases virgin fibre on the open market through contractual arrangements and, in some cases, cooperates with landowners to develop forest resources. Smurfit Kappa is not reliant on any one supplier for a substantial portion of its raw materials sourced from third parties.

As described above in “—Segment Overview”, Smurfit Kappa has forestry operations in Colombia, which supply its virgin fibre requirements in Colombia and enable Smurfit Kappa to produce a high-quality fibre by controlling forest management and the harvesting process. Smurfit Kappa has 24 recovered fibre operations across seven countries in the Americas. Smurfit Kappa’s “grip” level in the Americas is over 100%.

Customers

Smurfit Kappa provides packaging products for the transportation of a diverse range of consumer and industrial goods, such as processed and fresh food, agricultural products, beverages, industrial and consumer electronics, chemicals and pharmaceuticals, and a range of other products, as well as higher value-added corrugated products, such as those featuring enhanced graphics used for point of sale displays and consumer and shelf-ready packaging. During 2020, over 70% of Smurfit Kappa’s products were sold to the fast-moving consumer goods sector, which proved resilient during the COVID-19 pandemic.

Approximately 16% of customers by volume in Europe are considered pan-regional, and Smurfit Kappa has a team devoted to targeting and servicing the requirements of these customers. A further 21% of customers are multi-national accounts, serviced in more than one country but not across the region. Smurfit Kappa has built a team to service their requirements. The remaining customers are considered either multi-site national accounts within a single country or local accounts, and marketing and sales activity for these customers is primarily undertaken by local businesses. This dual approach allows Smurfit Kappa to remain close to its customers irrespective of size while also keeping updated with competitors and local market developments. No single customer individually represented more than 2.5% of Smurfit Kappa’s net sales during the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023. On a worldwide basis, Smurfit Kappa predominantly sells directly to end users rather than through agents, with almost all sales to end users. Smurfit Kappa’s top five corrugated container customers in 2023 represented just under 8% of corrugated volumes. A considerable portion of Smurfit Kappa’s sales are made under customer contracts with terms ranging from one to three years. These agreements typically provide that the customer will source a specified percentage of its total product requirements from Smurfit Kappa on an exclusive basis, and typically allow for raw material cost movements to be passed through to end pricing.

Smurfit Kappa’s marketing strategy focuses on product quality, design differentiation and high calibre customer service. Through continuous communication with customers, Smurfit Kappa’s goal is to improve its service quality and proactively anticipate or respond to customers’ needs.

Innovation

Smurfit Kappa’s marketing, design and innovation capabilities are a source of competitive advantage. Smurfit Kappa’s approach to innovation focuses on helping customers save more, sell more, and optimise packaging solutions to improve consumer experience.

Smurfit Kappa’s innovation model prioritises agility for faster innovation and smarter testing, promoting global innovation with local relevance, fostering end-to-end circular packaging innovation, and enabling quicker, better decision making with market-leading capabilities.

Smurfit Kappa emphasises local implementation and strong coordination to optimise efficiency and effectiveness across all operations and customer interactions. To achieve this, Smurfit Kappa has 30 interconnected customer-centric Innovation and Experience centres, strategically positioned throughout the organisation. These hubs are responsible for bringing to life a “glocal” approach by aligning the global vision with local nuances related to culture, trends and customer needs. Additionally, a dedicated European innovation team focuses on ground-breaking initiatives, backed by market-leading capabilities. Smurfit Kappa has developed a suite of tools to support its innovation and selling efforts. The strength of these tools is the fact that they are developed and maintained across the organisation and are equally available to all operations.

Demonstrating its industry leadership, in 2023, Smurfit Kappa won 74 awards across a host of categories, including design, safety, sustainability, community engagement and as a top employer. Smurfit Kappa was recognised for its technical innovation and creativity by winning 14 awards at the Flexographic Industry Association UK awards in addition to eight WorldStar 2023 awards. The latter was followed up by winning 12 WorldStar 2024 awards in January 2024, more than any other entrant. Smurfit Kappa was also the proud winner of PepsiCo’s “Supplier of the Year” award.

Smurfit Kappa’s “Better Planet Packaging” initiative aims to develop its sustainable packaging to positively impact global supply chains, improve packaging environmental footprint and reduce packaging traces on the planet. Characteristics of Better Planet Packaging include:

•	optimised and fit-for-purpose materials;

•	reduced carbon footprint;

•	designed to be recyclable and are actually recycled;

•	manufactured with recycled material when possible, and sustainably sourced virgin material when needed; and

•	naturally biodegradable without leaving a trace.

To support the market in developing and implementing innovative packaging solutions more rapidly, reliably and collaboratively, Smurfit Kappa launched its Design2Market concept in 2022. With over 50 successful projects executed for leading brands, Smurfit Kappa’s customers benefit from a streamlined testing process, reduced risk and sustainable packaging options, all aligned with Smurfit Kappa’s commitment to innovation and sustainability through the Better Planet Packaging initiative.

Competitors

There are different types of companies operating in the vertically integrated containerboard and corrugated container industry; some are vertically integrated, having both containerboard and corrugated container capacity, while others may be in only one of those businesses. There are also a number of companies which have a presence in more than one country, while others operate in a single geography.

Smurfit Kappa’s key competitors for containerboard and corrugated containers in western and eastern Europe are the other leading pan-continental producers of containerboard and corrugated containers. As containerboard and corrugated containers products are largely standardised products, competition is primarily based on price. Smurfit Kappa’s key competitors for consumer packaging board and consumer packaging are also pan-continental players.

The marketing strategy for Smurfit Kappa’s mills is to profitably match the sale of appropriate paper and containerboard to the demand requirements of both internal and external converters located within an economically reasonable shipping distance from each mill, thereby minimising logistics costs. Smurfit Kappa’s strategy for the corrugated container and other converting plants focuses on both customised products tailored to fit customers’ needs and high volume sales of commodity products, such as transport packaging for predominantly local markets. Most sales of converted products are made on the basis of short-term orders for specified volumes at market rates. These orders are priced based on a number of factors such as currency, volume, weight, applications (printing, die-cutting and lamination) and geographic area. Smurfit Kappa seeks to maintain a broad customer base for each market to avoid customer concentration.

Intellectual Property and Research and Development

Smurfit Kappa is one of the leading providers of paper-based packaging solutions in the world. The group has a unified single brand strategy, which it launched in 2014. Its “Open the Future” branding strategy has been effectively embedded across all its businesses. Its brand strategy strives to represent Smurfit Kappa as the sustainable partner of choice with scale that seeks to build strategic relationships. Its aim is to differentiate its value proposition for its customers and stakeholders. In 2023, the group evolved its “Open the Future” branding strategy and moved to its refreshed branding strategy of “Creating the future together”, aimed at further differentiating itself.

Smurfit Kappa holds a substantial number of foreign and domestic trademarks, trademark applications, trade names, patents, patent applications and licences relating to its business, its products and its production processes. Smurfit Kappa’s patent portfolio consists primarily of utility patents relating to its products and manufacturing operations, including proprietary automated packaging systems. Smurfit Kappa’s company name and logo, and certain of its products and services, are protected by domestic and foreign trademarks. Smurfit Kappa’s patents, trademarks and other intellectual property rights, particularly those relating to its manufacturing operations, are important to its operations as a whole. Smurfit Kappa’s intellectual property has various expiration dates.

While proprietary products are not generally a significant feature of the paper and packaging industries, Smurfit Kappa holds patents and inbound licences. The focus of research in the paper-making industry is on providing the materials that will enable converting operations and other packaging manufacturers to meet the challenges of a changing, retail-driven marketplace. In recent years, the focus in the corrugated container industry has, for example, been on efficiently meeting the performance characteristics required of the corrugated container as a transport, storage, retail ready and point of display medium. In addition to improved containerboard quality, research programmes have provided improvements in printing processes. Furthermore, the need to meet the changing demands of customers’ automated packaging lines requires Smurfit Kappa to stay abreast of innovations in industrial processes. In the financial year ended 31 December 2023, Smurfit Kappa’s expenditure on research and development amounted to $10 million.

Regulatory and Environmental Matters

Smurfit Kappa is required to have certain licences, consents and permits in place to run its business (in particular, environmental permits for air emission, water discharges and noise). Smurfit Kappa believes it currently has all requisite material licences, consents and permits for the operation of its business. Smurfit Kappa is also subject to a wide range of environmental laws and regulations, including those governing the discharge of pollutants into the air and water, the use, storage and disposal of hazardous substances and wastes and the clean-up of contaminated properties. Smurfit Kappa could incur significant costs, including fines, penalties, civil and criminal sanctions, investigation and clean-up costs and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations, as more fully described in the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a growing number of environmental and climate change laws and regulations, and the cost of compliance or the failure to comply with, and any liabilities under, current and future laws and regulations may negatively affect its business” in Part 1 (Risk Factors). Smurfit Kappa devotes substantial resources to ensuring and monitoring compliance with environmental requirements.

The most significant impact of environmental regulatory requirements on Smurfit Kappa’s operations relates to its paper and board mills. Smurfit Kappa’s manufacturing processes result in discharges to water and emissions to air, and can produce elevated noise levels. At the same time, most of its paper and board mills are recycled mills, and therefore do not handle black liquor (a by-product of certain wood pulping operations), and no mills employ chlorine bleaching. Smurfit Kappa’s mills operate with their own combustion plants, and Smurfit Kappa believes it is in material compliance with the regulations applying to such large combustion plants. Nonetheless, Smurfit Kappa could incur additional costs due to environmental regulatory requirements in extraordinary circumstances, such as if a Smurfit Kappa manufacturing site was closed for a period of time due to the site exceeding permitted emissions thresholds, or site closure due to a polluting event causing environmental contamination. Despite Smurfit Kappa’s belief that it is currently in material compliance with regulations applying to its combustion plants, Smurfit Kappa is affected by increasingly stringent environmental regulations in the countries in which it operates.

On an ongoing basis, Smurfit Kappa incurs, and will continue to incur, substantial costs to comply with environmental requirements. Smurfit Kappa’s paper and board mills that operate in the European Union also are subject to the EU ETS. To date, collective CO2 allocations granted to Smurfit Kappa’s mills have exceeded its annual CO2 emissions. The current EU ETS for the period from 2021 to 2030 is expected to reverse the excess position over time. Smurfit Kappa continues to take commercially appropriate action to mitigate the risks to its business from climate change. Smurfit Kappa intends to continue to invest in efficient energy generation and energy reduction programmes and switch from fossil fuel to lower carbon alternatives (such as biomass fuel) as a means of reducing its carbon footprint where such investments can be justified on commercial grounds.

Furthermore, global attention on shortages of certain resources such as wood, water or energy could lead to more expansive or stringent regulation. To mitigate this, Smurfit Kappa continuously invests in adopting sustainable best practices and meeting usage intensity reduction targets.

Smurfit Kappa’s industry is subject to ongoing legislative changes across all regions in which it operates, typically with a focus on emissions and waste. In Europe, the European Commission published its proposal for the revision of the PPWR on 30 November 2022. In late April 2024, the European Parliament adopted the PPWR as provisionally agreed between the European Parliament and the Council of Ministers in March 2024. The text of the legislation positively includes exemptions for corrugated packaging. The final text still requires approval from the Council of Ministers before it can enter into force. Smurfit Kappa is also subject to the European Union’s regulation concerning Registration, Evaluation, Authorisation, and Restriction of Chemicals (“REACH”). REACH regulates all producers and importers (into the European Union) of chemical substances in volumes greater than one tonne per year as well as downstream users of chemicals. Smurfit Kappa is mainly affected by REACH as a downstream user of chemicals.

Sustainability

Smurfit Kappa believes that sustainability is an integral part of its operations and that sustainable business processes create value for shareholders, customers, employees and local communities.

Smurfit Kappa’s purpose is to create innovative and sustainable paper-based packaging solutions for its customers, protect products in transit and precious resources for future generations while caring for each other, the environment and the planet. At the core of this approach is the fact that Smurfit Kappa operates a circular business model which puts it at the heart of the circular economy.

Smurfit Kappa’s business strategy of end-to-end sustainability means using the sustainability lens in everything it does, from sustainable and responsible sourcing of its renewable and recyclable raw materials to responsible production of recyclable and biodegradable packaging solutions that help its customers to reach their goals.

Smurfit Kappa aims to play a leading role in the area of sustainability, primarily by providing customers with innovative packaging solutions and optimising their supply chains by minimising product waste, but also by minimising its own energy use and using renewable energy sources where economically feasible; optimising resource use and re-use through recycling solutions; and stimulating afforestation through sustainable forestry. In addition, Smurfit Kappa endeavours to sustainably use natural resources, create value for its shareholders, involve itself in local communities and care for the health and safety of its people.

As one of the leading providers of sustainable paper-based packaging in the world, Smurfit Kappa’s ambition is to deliver sustainable growth for the benefit of all stakeholders, based on three pillars: Planet, People and Impactful Business. Within these three pillars, People and Communities, Climate Change, Forest, Water and Waste are Smurfit Kappa’s main strategic priorities.

Circular business

Smurfit Kappa’s core activity is to produce paper-based packaging solutions for its customers. At every important step in its value chain, Smurfit Kappa considers, understands and promotes sustainability.

Throughout its value chain, from product inception to end of use, Smurfit Kappa respects the circular economy and the people, suppliers and communities that it impacts.

Smurfit Kappa’s circular business model starts with sustainable primary raw materials. Its integrated approach to producer responsibility and paper recycling means that around 77% of its primary raw material is recycled fibre. Smurfit Kappa uses organic by-products and side streams as biofuel, circulate its process waters as many times as it can before treating and returning it to the water system. Smurfit Kappa collaborates with local organisations to find alternative uses for the rejects it receives with its recovered paper deliveries that Smurfit Kappa cannot use in its processes. The virgin fibre raw material Smurfit Kappa uses is renewable and from a sustainable origin.

Through its holistic approach to product design and manufacture, Smurfit Kappa offers right-weighted, fit-for-purpose packaging solutions that minimise inefficiency and waste.

Smurfit Kappa’s Better Planet Packaging initiative seeks to proactively replace unsustainable packaging solutions with renewable, recyclable, actually recycled and biodegradable paper-based packaging alternatives.

Climate change

Smurfit Kappa recognises the importance of climate change and in turn the need for climate-related financial disclosures as part of its commitment to sustainability and responsible corporate citizenship. In its most recent annual report, Smurfit Kappa provided information on how climate-related risks and opportunities are integrated into its business strategy and financial planning, aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”).

In addition to reporting its progress against its own emission reduction targets and having them independently approved, Smurfit Kappa has carried out an extensive climate change risk and opportunity assessment in 2021. The project was supported by an expert third party, reviewing climate risk and opportunity for Smurfit Kappa and utilising a climate scenario modelling tool. In 2023, an updated climate scenario analysis was carried out using more up-to-date scenarios from CMIP6 as well as CMIP5. The 2023 analysis is now starting to incorporate parts of the Shared Socioeconomic Pathways (“SSPs”) approach which builds on the existing RCP approach and incorporates how global society, demographics and economics might change over the next century in different scenarios.

Smurfit Kappa was one of the first in its industry to announce a net-zero target of “at least net zero emissions by 2050”. Compared to a 2005 baseline, in 2023 Smurfit Kappa has reduced its Scope 1 and Scope 2 fossil emissions intensity in its mills by 43.7% per tonne of saleable production. In 2021, Smurfit Kappa’s decarbonisation targets were validated by the Science-Based Targets initiative as in line with the Paris Agreement.

Smurfit Kappa has also published its Net-Zero Transition Plan which outlines its approach across time horizons and also across Scope 1, Scope 2 and Scope 3 emissions.

Nature

Smurfit Kappa recognises the importance of developing a greater understanding of nature-based risks and opportunities. In January 2024, Smurfit Kappa announced its early adoption of the Taskforce for Nature-related Financial Disclosures (“TNFD”). This will add to the existing biodiversity and nature-related disclosures already made by Smurfit Kappa and which include nature-related targets that are included in management incentives and also in the Revolving Credit Facility.

Sustainability performance

In 2021, Smurfit Kappa announced a set of ambitious new targets as part of its Better Planet 2050 initiative, which focus on the strategic areas of climate change, forest, water, waste, and people. Smurfit Kappa’s targets are designed to align with the United Nations 2030 Sustainable Development Goals.

Smurfit Kappa’s Better Planet targets are set forth in the table below, together with the progress achieved to date.

				Achievement
Pillar	Measure	Target	Target Date	End of year 2021	End of year 2022	End of year 2023
Climate Change	CO2 Emissions	55%(1)	2030	41.3%	43.9%	43.7%
Forest	Chain of custody	95%(2)	2025	93.45%	94.3%	95.5%
Water	COD reduction	60%(3)	2025	38.5%	36.9%	35.7%
Waste	Waste to landfill	30%(4)	2025	29.2%	24%	35.8%
People	Group TRIR	5% reduction(5)	Annual	1.7%	13.6%	(3.9)%

Notes:

(1)	Represents the targeted reduction in Scope 1 and 2 fossil fuel based CO2 emissions per produced tonne of paper in Smurfit Kappa’s mill system, compared with 2005 levels.

(2)	Represents packaging solutions sold as chain of custody certified to customers (i.e., as FSC®, PEFC or SFI® certified).

(3)	Represents the targeted reduction in the Chemical Oxygen Demand content of water returned to the environment per produced tonne of paper in Smurfit Kappa’s mill system, compared with 2005 levels.

(4)	Represents the targeted decrease in waste sent to landfill per produced tonne of paper in Smurfit Kappa’s mill system, compared with 2013 levels.

(5)	Represents the targeted annual reduction in Smurfit Kappa’s total recordable injury rate, which is calculated as the total number of recordable injury cases (i.e., lost time accidents, restricted workdays case and medical treatment cases) per 100,000 hours worked by Smurfit Kappa employees.

Governance

The consideration of sustainability, including climate change, is continuously developing as the focus on climate change increases. Given the nature of Smurfit Kappa’s business and its strong sustainability credentials, this has been a consideration of the Smurfit Kappa Board for many years. More recently, this has evolved further with specific consideration given to climate change. In recognition of the importance of sustainability in general and climate change in particular, the Smurfit Kappa Board formed a dedicated Sustainability Committee in 2019, which has responsibility for providing strategic guidance and support to management in the implementation of Smurfit Kappa’s sustainability strategy. The Sustainability Committee updates the Smurfit Kappa Board at each meeting on the matters considered on their agenda, including climate change.

The development and implementation of Smurfit Kappa’s sustainability strategy, objectives and policies are managed by Smurfit Kappa’s Group Executive Committee, led by the Group Chief Executive Officer. A large part of the Executive Committee who have responsibilities directly connected to sustainability matters are also members of Smurfit Kappa’s Executive Sustainability Committee. The Executive Sustainability Committee, led by the Group Chief Sustainability Officer, ensures the delivery of the sustainability strategy of Smurfit Kappa throughout the business.

Competition

Smurfit Kappa is subject to national and supranational regulations concerning competition.

From a competition compliance perspective, Smurfit Kappa operates a competition law compliance programme which requires its managers and market-facing employees to formally confirm adherence to competition law on an annual basis and to complete relevant training.

Health, Safety & Wellbeing

Health and safety is a core value of Smurfit Kappa’s business and it adheres to a health and safety policy which aims to promote the highest standards for the safe operation of its facilities and the health and wellbeing of employees and third parties. In order to ensure and monitor compliance with its health and safety policy, Smurfit Kappa:

•	measures its health and safety performance;

•	assesses its processes in order to reduce risks and to seek continual improvement in health and safety practice and performance;

•	maintains management systems that help protect employees, visitors, contractors and the public from injury or ill health; and

•	takes steps to develop a company-wide positive safety culture.

Smurfit Kappa operates a global health and safety system, Intelex, which enables it to apply strong reporting governance for health and safety from the site level up. Sites have a clear overview of their incident management, near misses, health and safety audit status and outstanding actions, which in turn leads to a better and more efficient follow-up and closure of these safety audits and actions. Additionally, there are enhanced possibilities of incident reporting and dashboard functionalities, which allows the business to better track and analyse the incidents, near misses and safety conversations, and in turn provides a good analytical tool for safety improvement planning.

Employees

The following table sets out the average numbers of Smurfit Kappa’s employees (full time equivalents) for the periods indicated, by geographical area.

	As at 31 December
	2023	2022	2021
Europe	29,915	30,792	30,405
The Americas	17,067	17,832	17,348
Total(1)	46,982	48,624	47,753

Note:

(1)	Including an average of 5,144, 6,085 and 6,299 temporary employees and contractors in the years ended 31 December 2023, 2022 and 2021, respectively.

During the three years ended 31 December 2023, Smurfit Kappa experienced a limited number of labour strikes in certain of its countries of operations. All of these strikes were limited in duration and none had a material impact on Smurfit Kappa’s operations or results.

Smurfit Kappa has collective bargaining agreements with labour unions in various jurisdictions in which it operates, which expire and are renegotiated at various dates. There are different labour unions represented across Smurfit Kappa’s sites and the majority of Smurfit Kappa’s employees are covered by a collective labour agreement as a result of either local or national negotiations in the countries concerned. In many countries, Smurfit Kappa conducts formal employee consultations with local work councils on transnational matters. The European Works Council was created to assist in the development of an open two-way communication process on matters related to the business and the work environment.

Smurfit Kappa operates both defined benefit and defined contribution pension plans throughout its operations in accordance with local requirements and practices. These plans have broadly similar regulatory frameworks. The major plans are of the defined benefit type and are funded by payments to separately administered funds. In these defined benefit plans, the level of benefits available to members depends on length of service and their average salary over their period of employment or their final salary in the final years leading up to retirement or leaving. While the majority of the defined benefit plans are funded, in certain countries, such as Germany, Austria and France, plan liabilities are for the most part unfunded and recognised as liabilities in the consolidated balance sheet. In these countries, a full actuarial valuation of the unfunded liabilities is undertaken by independent actuaries on an annual basis.

As at 31 December 2023, Smurfit Kappa had a net pension liability of $539 million.

For more information on Smurfit Kappa’s pension plans, see “Note 18. Retirement Plans” of the Smurfit Kappa Annual Financial Statements, which are included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus.

Legal Proceedings

From time to time, Smurfit Kappa may be subject to or otherwise impacted by governmental, legal or arbitration proceedings arising out of its activities or operations, whether or not a direct party to those matters. For details of governmental, legal or arbitration proceedings during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of Smurfit Kappa Group plc and/or Smurfit Kappa, see paragraph 16.2 (Smurfit Kappa) of Part 14 (Additional Information) of this Prospectus.

Section C Information on WestRock

Investors should read this Section C (Information on WestRock) of this Part 8 (Information on the Combined Group) in conjunction with other information contained in this Prospectus, including Section B (Operating and Financial Review of WestRock) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus.

Overview

WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. With over 55,000 employees as of 31 March 2024, WestRock partners with its customers to provide sustainable paper and packaging solutions that help them win in the marketplace. WestRock produces linerboard and corrugated medium (“containerboard”), paperboard, and non-packaging grades of paper, as well as converted products such as folding cartons and corrugated boxes, among other products.

WestRock generated net sales of $9.3 billion and $10.2 billion for the six months ended 31 March 2024 and 2023, respectively, and $20.3 billion, $21.3 billion and $18.7 billion for the three financial years ended 30 September 2023, 2022 and 2021, respectively. The net sales for the periods, broken down by reportable segments, were as follows:

	Year ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	(audited)			(unaudited)
	($ million)
Corrugated Packaging segment	10,054.9	9,307.6	8,400.5	4,818.2	4,964.8
Consumer Packaging segment	4,941.8	4,965.2	4,433.9	2,172.8	2,480.1
Global Paper segment	4,369.9	5,930.2	4,983.0	1,934.5	2,291.8
Distribution segment	1,260.7	1,418.9	1,254.8	561.7	628.8
Intersegment sales	(317.3)	(365.4)	(326.1)	(140.5)	(164.8)
Total	20,310.0	21,256.5	18,746.1	9,346.7	10,200.7

WestRock’s common stock is listed on the NYSE under the trading symbol “WRK”. WestRock’s home office is located at 1000 Abernathy Road NE, Atlanta, GA 30328, and its telephone number is (770) 448-2193.

History and Development of WestRock

In this section, “WestRock” refers to WestRock Company for periods on or after 2 November 2018 and to WRKCo Inc. (formerly known as WestRock Company, “WRKCo”) for periods prior to 2 November 2018.

WestRock was formed on 6 March 2015 for the purpose of effecting the combination between RockTenn Company and MeadWestvaco Corporation, pursuant to the second amended and restated business combination agreement, dated 17 April 2015 and amended as of 5 May 2015 by and among WestRock, WestRock RKT Company (formerly known as RockTenn Company) (“RockTenn”), WestRock MWV, LLC (formerly known as MeadWestvaco Corporation (“MeadWestvaco”)) (“MWV”), Rome Merger Sub, Inc. and Milan Merger Sub, LLC (the “Business Combination Agreement”).

On 1 July 2015, (i) Rome Merger Sub, Inc. merged with and into RockTenn, with RockTenn surviving the merger as a wholly-owned subsidiary of WestRock, and (ii) Milan Merger Sub, LLC merged with and into MWV, with MWV surviving the merger as a wholly owned subsidiary of WestRock. On 1 July 2015, pursuant to the Business Combination Agreement, RockTenn and MWV completed a strategic combination of their respective businesses and RockTenn and MWV each became wholly-owned subsidiaries of WestRock.

On 15 May 2016, WestRock completed the distribution of the outstanding common stock, par value $0.01 per share, of Ingevity Corporation, formerly the specialty chemicals business of WestRock to WestRock’s shareholders. As a result of this separation, WestRock disposed of its former specialty chemicals segment in its entirety and ceased to consolidate its assets, liabilities and results of operations in WestRock’s consolidated financial statements.

On 6 April 2017, WestRock completed the sale of its home, health and beauty business, a former division of its Consumer Packaging segment. WestRock used the proceeds from this sale in connection with the MPS Acquisition (as defined below).

On 6 June 2017, WestRock completed the acquisition (the “MPS Acquisition”) of Multi Packaging Solutions International Limited, a Bermuda exempted company.

On 2 November 2018, pursuant to the Agreement and Plan of Merger, dated as of 28 January 2018, among WRKCo, KapStone Paper and Packaging Corporation (“KapStone”), WestRock Company (formerly known as Whiskey Holdco, Inc.), Whiskey Merger Sub, Inc. and Kola Merger Sub, Inc., WestRock acquired all of the outstanding shares of KapStone through a transaction in which: (i) Whiskey Merger Sub, Inc. merged with and into WRKCo, with WRKCo surviving the merger as a wholly owned subsidiary of WestRock and (ii) Kola Merger Sub, Inc. merged with and into KapStone, with KapStone surviving the merger as a wholly owned subsidiary of WestRock. As a result, among other things, WestRock became the ultimate parent of WRKCo, KapStone and their respective subsidiaries.

On 1 December 2022, WestRock completed its acquisition of the remaining 67.7% interest in Gondi, S.A. de C.V. (“Grupo Gondi”) for $969.8 million in cash and the assumption of debt (“Mexico Acquisition”). WestRock accounted for this acquisition as a business combination resulting in its consolidation. In addition, in the financial year ended 30 September 2023, WestRock divested its interior partitions converting operations (its ownership interest in RTS Packaging, LLC), sold its Chattanooga, Tennessee, US uncoated recycled paperboard mill, sold its ownership interest in an unconsolidated displays joint venture, sold its Seven Hills Paperboard LLC mill joint venture in Lynchburg, Virginia, US and sold its Eaton, Indiana, US and Aurora, Illinois, US uncoated recycled paperboard mills.

Global Footprint

WestRock’s team members support customers around the world from its operating and business locations in North America, South America, Europe, Asia and Australia.

Its operations outside the United States are conducted through subsidiaries located in Canada, Mexico, South America, Asia Pacific, and Europe, Middle East and Africa. Sales attributable to non-US operations were 24.4%, 18.3% and 18.3% of WestRock’s net sales for the financial years ended 30 September 2023, 2022 and 2021, respectively, and 26.5% for the six months ended 31 March 2024, some of which were transacted in US dollars. See “Note 8. Revenue Recognition” and “Note 8. Segment Information” of the WestRock 2023 Annual Financial Statements and the WestRock H1 Financial Statements.

As at 30 September 2023, the location of WestRock’s mills was as follows:

Location of Containerboard Mills	Location of Paperboard Mills

In the United States:	In the United States:

Longview, Washington

Fernandina Beach, Florida

West Point, Virginia

Stevenson, Alabama

Solvay, New York

Hodge, Louisiana

Florence, South Carolina

Dublin, Georgia

Seminole, Florida.

Hopewell, Virginia.

Roanoke Rapids, North Carolina

Cowpens, South Carolina

Mahrt, Alabama Covington, Virginia Evadale, Texas Demopolis, Alabama St. Paul, Minnesota Battle Creek, Michigan Dallas, Texas Sheldon Springs, Vermont Stroudsburg, Pennsylvania

Outside the United States:	Outside the United States:

Tres Barras, Brazil La Tuque, Quebec, Canada Monterrey, Mexico San Pablo, Mexico Morai, India San Luis Potosi, Mexico	Guadalajara, Mexico

Segment Overview

WestRock is one of the largest integrated producers of containerboard and kraft paper in North America, where it primarily serves the corrugated packaging markets. WestRock is also one of the largest producers of paperboard in North America, and it operates both integrated virgin and recycled fibre mills. WestRock’s mill system manufactures for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to its external customers.

WestRock reports its financial results of operations in the following four reportable segments:

•	Corrugated Packaging: This segment substantially consists of its integrated corrugated converting operations and generates revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition.

•	Consumer Packaging: This segment consists of its integrated consumer converting operations and generates revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products.

•	Global Paper: This segment consists of its commercial paper operations and generates revenues primarily from the sale of containerboard and paperboard to external customers.

•	Distribution: This segment consists of its distribution and display assembly operations and generates revenues primarily from the distribution of packaging products and assembly of display products.

The operations acquired in the Mexico Acquisition have been included in the Corrugated Packaging segment, which is consistent with the internal operational structure of WestRock and how the chief operating decision maker (“CODM”) of WestRock allocates resources and assesses financial performance. See “Note 3. Acquisitions” of the WestRock 2023 Annual Financial Statements for additional information. As part of this assessment, WestRock also moved certain existing consumer converting operations in Latin America into the corrugated packaging segment, in line with how its business was being managed, with effect from 1 January 2023. WestRock did not recast prior year results related to these operations as they were not material.

Corrugated Packaging

WestRock’s Corrugated Packaging segment substantially consists of its integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products including displays. Corrugated packaging is used to provide protective packaging for shipment and distribution of food, paper, health and beauty, and other household, consumer, commercial and industrial products. Corrugated packaging may also be graphically enhanced for retail sale, particularly in club store locations (large, wholesale retail stores that sell only to members who pay an annual membership fee). WestRock’s integrated corrugated packaging system manufactures primarily containerboard, corrugated sheets, corrugated packaging and pre-printed linerboard for sale to consumer and industrial products manufacturers and corrugated box manufacturers. WestRock produces a wide range of high-quality corrugated containers designed to protect, ship, store, promote and display products made to its customers’ specifications. WestRock converts corrugated sheets into corrugated products ranging from one-color protective cartons to graphically brilliant point-of-purchase packaging. Its corrugated container plants serve local customers and regional and large national accounts. WestRock provides customers with innovative packaging solutions to help it promote and sell its products. WestRock provides structural and graphic design, engineering services and custom, proprietary and standard automated packaging machines, offering customers turn-key installation, automation, line integration and packaging solutions. WestRock offers a machinery solution that creates pouches that replace single-use plastics, including bubble mailers. To make corrugated sheet stock, WestRock feeds linerboard and corrugating medium into a corrugator that flutes the medium to specified sizes, glues the linerboard and fluted medium together, and slits and cuts the resulting corrugated paperboard into sheets to customer specifications.

WestRock designs, manufactures and, in certain cases, packs temporary displays for sale to consumer products companies and retailers. These displays are used as marketing tools to support new product introductions and specific product promotions in mass merchandising stores, supermarkets, convenience stores, home improvement stores and other retail locations. WestRock also designs, manufactures and, in some cases, preassembles permanent displays for these customers. It makes temporary displays primarily from corrugated paperboard. Unlike temporary displays, permanent displays are restocked with its customers’ product; therefore, they are constructed primarily from metal, plastic, wood and other durable materials. WestRock manufactures and distributes point of sale material utilising litho, screen and digital printing technologies. It manufactures lithographic laminated packaging for sale to its customers that require packaging with high quality graphics and strength characteristics.

Sales of corrugated packaging products to external customers accounted for 50.2% of WestRock’s net sales for the six months ended 31 March 2024 and 48.1%, 42.3% and 43.2% of WestRock’s net sales for the three financial years ended 30 September 2023, 2022 and 2021, respectively.

Consumer Packaging

WestRock Consumer Packaging segment consists of its integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023), inserts and labels. WestRock is one of the largest manufacturers of folding cartons in North America. Its folding cartons are used to package items such food and beverages, including dairy and confectionery products, paper, health and beauty and other household consumer, commercial and industrial products primarily for retail sale. They are also used by its customers to attract consumer attention at the point-of-sale. WestRock manufactures express mail packages for the overnight courier industry, provide inserts and labels as well as rigid packaging and other printed packaging products, such as transaction cards (e.g., credit, debit, etc.), brochures, product literature, marketing materials (such as booklets, folders, inserts, cover sheets and slipcases) and grower tags and plant stakes for the horticultural market. For the global healthcare market, WestRock manufactures secondary packages designed to enhance patient adherence for prescription drugs, as well as paperboard packaging for over the counter and prescription drugs. Customers generally use WestRock inserts and labels to provide customer product information either inside a secondary package (e.g., a folding carton) or affixed to the outside of a primary package (e.g., a bottle). Folding cartons typically protect its customers’ products during shipment and distribution, and employ graphics to promote them at retail. WestRock manufactures folding cartons from recycled and virgin paperboard, laminated paperboard and various substrates with specialty characteristics, such as grease masking and microwaveability. WestRock prints, coats, die-cuts and glues the cartons to customer specifications and ships finished cartons to customers for assembling, filling and sealing. WestRock employs a broad range of offset, flexographic, gravure, backside printing, coating and finishing technologies, as well as iridescent, holographic, textured and dimensional effects to provide differentiated packaging products, and supports its customers with new package development, innovation and design services and package testing services. Prior to divesting its interior partitions operations in September 2023, WestRock manufactured and sold its solid fibre and corrugated partitions and die-cut paperboard components principally to glass container manufacturers and producers of beer, food, wine, spirits, cosmetics and pharmaceuticals, and to the automotive industry.

Sales of consumer packaging products to external customers accounted for 23.1% of WestRock’s net sales for the six months ended 31 March 2024 and 24.2%, 23.2% and 23.5% of its net sales for the three financial years ended 30 September 2023, 2022 and 2021, respectively.

Global Paper

WestRock’s Global Paper segment consists of its commercial paper operations and generates its revenues primarily from the sale of containerboard, paperboard and specialty grades to external customers. WestRock serves primarily corrugated packaging, folding carton, food service, liquid packaging, tobacco and commercial print markets. It sells its products globally to customers who value its scale, wide range of products, and service.

Sales of global paper products to external customers accounted for 20.7% of WestRock’s net sales for the six months ended 31 March 2024 and 21.5%, 27.9% and 26.6% of its net sales for the three financial years ended 30 September 2023, 2022 and 2021, respectively.

Distribution

WestRock’s Distribution segment consists of its distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products. WestRock distributes corrugated packaging materials and other specialty packaging products, including stretch film, void fill, carton sealing tape and other specialty tapes, through its network of warehouses and distribution facilities. It also provides contract packing services, such as multi-product promotional packing and product manipulation, such as multipacks and onpacks.

Sales in WestRock’s Distribution segment to external customers accounted for 6.0% of its net sales for the six months ended 31 March 2024 and 6.2%, 6.6% and 6.7% of its net sales for the three financial years ended 30 September 2023, 2022 and 2021, respectively.

WestRock’s Strategy

WestRock’s core focus is to create long-term value through four strategic pillars:

Leveraging the Power of “One WestRock” to Deliver Unrivalled Solutions to Its Customers

Building on a leading position in North America and Brazil, WestRock aims to focus on attractive markets where its diverse portfolio is valued and rewarded. WestRock intends to continue to use its broad portfolio, large network of converting and distribution capabilities and packaging machinery platform to serve diversified end markets and customers.

Innovating with Focus on Sustainability and Growth

WestRock partners with its customers and creates innovative solutions to help them meet their packaging needs. As the focus increasingly turns to sustainable packaging solutions, WestRock seeks to bring its innovative materials science, packaging design, packaging machinery and digital capabilities to its customers. For example, WestRock intends to continue to drive profitable growth by creating plastic replacement solutions to capture a growing share of this multi-billion dollar total addressable market. WestRock also intends to meet its customers’ demand for sustainable e-commerce solutions through automation and fibre-based recyclable solutions, whilst supporting the scope 3 emissions goals of its customers by reducing its greenhouse gas (“GHG”) emissions. WestRock believes that this approach will support its customers in meeting their sustainability and profitability goals.

Relentless Focus on Margin Improvement and Increasing Efficiency

WestRock is working to maximise the operational effectiveness and efficiency of its assets and systems to improve its financial performance. To do so, WestRock is increasing investments in key assets and streamlining its manufacturing footprint to drive efficiency and reliability. In addition, WestRock has implemented significant cost savings initiatives throughout its business to reduce costs and further support margin expansion.

Executing Disciplined Capital Allocation

WestRock is focused on executing a disciplined capital allocation strategy to drive long-term shareholder returns. WestRock is committed to leveraging its cash flows to support a sustainable and growing dividend. Beyond its dividend, WestRock’s priorities include debt reduction, organic investments to maintain and improve its assets and opportunistic tuck-in acquisitions.

WestRock’s Competitive Strengths

WestRock believes that the following key strengths contribute to its leading market position and differentiate it from its competitors:

Significant Scale and Broad Geographic Reach

WestRock is one of the largest integrated manufacturers of sustainable, fibre-based packaging in the world, and it has operating and business locations on five continents. Its diversity of substrates, global footprint and industry-leading scale enable it to provide highly differentiated solutions to a broad range of customers across the WestRock’s Consumer, Corrugated, Global Paper and Distribution segments. WestRock’s 28 paper mills are located across North America, as well as in Brazil and India, and it operates more than 210 converting facilities globally. WestRock believes these assets create an unrivalled strategic offering when paired with its packaging machinery, display and distribution businesses, as well as an industry-leading external paper business.

Highly Diversified Portfolio of Substrates

WestRock manufactures one of the most diverse portfolios of fibre-based packaging in the world. WestRock believes that its leading positions across a range of substrates position it to be a single source for the range of its customers’ sustainable packaging needs by offering integrated solutions across both consumer and corrugated packaging. This diversity can facilitate flexibility in response to market demand trends, mitigation of earnings volatility and delivery of enhanced customer value through security of supply, integrated solutions and improved quality and reliability.

World-Class Innovation and Sustainable Solutions

WestRock strives to deliver additional value to its customers through world-class innovations and solutions to serve their sustainable packaging needs. WestRock’s machinery business, which produces machines designed to enable customers to operate their packaging lines at higher line speeds, reduce waste, lower labour costs and improve quality, currently has an install base of approximately 5,500 machines. WestRock also leverages cutting-edge automation to reduce costs and “smart packaging” solutions that enable digital enhancements and tracking throughout the supply chain. In addition, WestRock’s broad sustainable packaging products, including plastic replacement solutions, position customers to advance their sustainability commitments and adapt to changing consumer preferences. WestRock believes that its focus on creating a complete portfolio of packaging products that are recyclable, reusable or compostable helps to drive the circular economy.

Market and Customer Diversification

WestRock’s scale in both developed and developing markets facilitates a level of geographic diversity that can mitigate risk and earnings volatility and enable global customers to leverage the company for their full array of packaging needs. WestRock presently has locations in 19 countries in North America, South America, Europe, Asia and Australia. As a result of this geographic reach and its broad product portfolio, WestRock serves a wide variety of end markets, including food, beverage, retail, e-commerce, industrial, healthcare, home, beauty, personal care and pizza. WestRock’s customer base is highly diverse, reaching local customers, as well as regional and large national accounts, with no single customer representing more than 3% of annual net sales.

Facilities

WestRock operates locations in North America, including the majority of US states, South America, Europe, Asia and Australia and leases its principal offices in Atlanta, Georgia.

Details of WestRock’s corporate offices, significant regional offices and operating facilities (including mills) as of 30 September 2023 are summarised below:

	Number of Facilities
Segment	Owned	Leased	Total
Corrugated Packaging	85	55	140
Consumer Packaging	55	26	81
Global Paper	43	4	47
Distribution	—	64	64
Corporate and significant regional offices	—	10	10
Total(1)	183	159	342

Note:

(1)	Excludes facilities that WestRock is in the process of closing.

Sustainability & Environmental Matters

Sustainability has long been an important aspect of WestRock’s business, and WestRock has increased its sustainability ambitions in alignment with customer and market trends. WestRock organises its efforts around three sustainability pillars:

•	Supporting people and communities – WestRock’s community of more than 55,000 employees work in more than 300 locations around the world. WestRock presently has locations in 19 countries. WestRock seeks to be the employer of choice, with a culture that puts people first, emphasises safety and fosters a diverse, inclusive and engaged workplace. WestRock strives to create an environment where all team members feel a sense of belonging and can do their best work;

•	Bettering the planet – WestRock aims to champion sustainable forestry and acts as a responsible steward of the environment. WestRock seeks to execute on this vision in many aspects of its business, including GHG reduction, responsible fibre sourcing, and water stewardship; and

•	Innovating for its customers and their customers – WestRock roots its innovation efforts in megatrends and key forces that will shape its industry and business over the next decade, including replacing plastic with fibre-based solutions, driving more efficient use of materials through automation and design, and increasing recyclability, compostability and reusability of its packaging formats.

Climate Change

WestRock is working to improve the carbon footprint of its manufacturing operations by setting targets to reduce GHG emissions and developing projects to become more energy efficient. WestRock’s integrated kraft paper mills, which are its most energy-intensive manufacturing facilities, currently burn renewable biomass to generate approximately 70% of WestRock’s energy needs. Most of these facilities also self-generate the steam and electricity needed for their manufacturing processes using efficient combined heat and power or “cogeneration” systems.

For the year ended 30 September 2023, WestRock’s recycling operations helped to divert approximately six million tons of paper and packaging that might otherwise go into landfills where it might degrade and release GHGs. WestRock’s fibre procurement activities create economic incentives for landowners and family tree farmers to maintain their holdings as working forests that sequester carbon and provide many other environmental benefits, including protection for fresh water supplies and habitats for diverse species of plants and animals.

Governance

Governance board-level oversight of climate and other sustainability matters resides with the Nominating and Corporate Governance Committee of the WestRock Board, and six members of the WestRock Board have sustainability experience. In addition to board-level oversight, WestRock has robust management-level oversight of sustainability matters. WestRock’s executive leadership team is responsible for establishing its sustainability strategy, including with respect to climate-related issues. WestRock’s Senior Vice President of Strategy and Sustainability, who reports to its President, Global Paper, is responsible for providing guidance on its sustainability approach, helping to link its sustainability and business initiatives and driving implementation of its sustainability strategy throughout the organisation in collaboration with other executives. WestRock’s Vice President, Sustainability, manages day-to-day implementation of this strategy. In addition to its sustainability executives, WestRock has established cross-functional groups within the organisation to facilitate ongoing refinement and execution of its sustainability strategy, develop plans to achieve its sustainability targets and embed its sustainability targets into its operations. These groups include representatives from its product stewardship, environmental, innovation, engineering, manufacturing, finance, legal and communications groups.

Targets and Metrics

In 2022, WestRock validated its science-based targets (“SBT”) for GHG emissions reduction aligned to a well below 2-degree Celsius ambition. WestRock’s SBT involves reducing absolute Scope 1 and 2 GHG emissions by 27.5% by 2030 from a 2019 baseline year. The SBT also includes a reduction in absolute Scope 3 GHG emissions from purchased goods and services, fuel and energy activities, upstream and downstream transportation and distribution, and end-of-life treatment of sold products by 27.5% within the same timeframe.

Strategy

WestRock expects its SBT to guide its work as it plans, invests in, organises, and develops projects to reduce its GHG emissions. WestRock’s strategy for achieving its SBT is multi-faceted and includes consideration of several alternatives that can be deployed in combination, including energy efficiency projects, fuel switching, low carbon technology investments, electricity grid decarbonisation, physical and renewable power purchase agreements and manufacturing footprint rationalisations. Based on its actions to date, the amount WestRock expects to invest to achieve its SBT is not material. WestRock has processes for regularly evaluating and optimising its SBT strategy to account for changes in markets dynamics and customer preferences, its business operations, laws and regulations and climate science. WestRock has also embedded carbon considerations into its capital planning processes. WestRock’s capital project approval form includes a tool that provides project developers, reviewers, and approvers with information on whether their proposed investment will add to or reduce GHG emissions from the affected facility. The tool also can be used to assess potential project impacts on water intake and solid waste generation. This process is designed to increase awareness of GHG emissions and other environmental impacts within the organisation and to provide WestRock with information to use in optimising its SBT and sustainability strategies.

Opportunities and Risks

Climate change presents certain opportunities and risks for WestRock’s business.

WestRock’s climate-related opportunities include:

•	increasing its sales of fibre-based packaging by capitalising on shifting consumer preferences for products that advance the circular economy and reduce or replace single-use, fossil fuel-based plastics;

•	expanding its installed base of packaging machinery solutions, which has the potential to improve customers’ GHG profiles by optimising raw material usage, improving manufacturing efficiencies and reducing or eliminating plastic waste;

•	attracting investors and talented employees, as well as cultivating positive relationships with communities where WestRock operates and with other stakeholders, by demonstrating its leadership in sustainability with its sustainability targets, including its SBT; and

•	improving the resiliency of its energy supply chain and potentially lowering its operating costs by reducing or eliminating fossil fuels such as coal and oil.

WestRock’s climate-related risks include:

•	lost production and damage to its physical assets and infrastructure, including its manufacturing facilities, as a result of severe weather-related events, such as hurricanes, tornadoes, other extreme storms, wildfires and floods;

•	supply chain disruptions and increased material costs, such as through impacts to virgin fibre supplies and prices, during prolonged periods of heavy rain, heat, drought, tree disease or insect epidemics or other environmental events that may be caused by variations in conditions;

•	additional compliance costs and burdens resulting from the enactment of new laws and regulations aimed at reducing carbon emissions, which could take the form of cap-and-trade, carbon taxes or a GHG reduction mandate;

•	higher prices for certain raw materials and fuels, including natural gas, related to the transition to a lower-carbon economy or the enactment of GHG reduction mandates, as well as new climate rules and regulations that result in fuel efficiency standards could increase WestRock’s transportation costs;

•	increased capital expenditures and/or operating costs to meet its SBT, which could deviate materially from its initial estimates; and

•	reputational risk tied to customer or other stakeholder perceptions if WestRock is unable to achieve its SBT fully or on time due to various risks and uncertainties or if customer or other stakeholder expectations increase beyond its current SBT commitment, requiring increased capital expenditures and/or operating costs.

Certain jurisdictions in which WestRock has manufacturing facilities or other investments have already taken actions to address climate change. In the United States, the Environmental Protection Agency (“EPA”) has issued the Clean Air Act permitting regulations applicable to certain facilities that emit GHG. The EPA has also promulgated a rule requiring certain industrial facilities that emit 25,000 metric tons or more of carbon dioxide equivalent per year to file an annual report of their emissions. While WestRock has facilities in the United States subject to existing GHG permitting and reporting requirements, the impact of these requirements has not been material to date. In addition to these national efforts, some US states in which WestRock has manufacturing operations, including Washington, New York, and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap-and-trade programmes. Several of WestRock’s international facilities are in countries that have already adopted GHG emissions trading or other regulatory programmes. Other countries in which WestRock conducts business, including China, EU Member States and India, have set GHG reduction targets in accordance with the agreement among over 170 countries that established a framework for reducing global GHG emissions (also known as the “Paris Agreement”), which became effective in November 2016 and which the United States formally re-joined in February 2021. WestRock has systems in place for tracking the GHG emissions from its energy-intensive facilities, and WestRock monitors developments in climate-related laws, regulations, and policies to assess the potential impact of such developments on its results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programmes may require future expenditures to meet GHG emission reduction obligations. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, WestRock may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

Raw Materials

The primary raw materials used by WestRock’s mill operations are recycled fibre at its recycled containerboard and paperboard mills and virgin fibre from hardwoods and softwoods at its virgin containerboard and paperboard mills. Certain of its virgin containerboard is manufactured with some recycled fibre content. WestRock’s overall fibre sourcing for all of its mills is approximately 60% virgin and 40% recycled. Recycled fibre prices and virgin fibre prices can fluctuate significantly. Recycled fibre costs were higher in the six months ended 31 March 2024 compared to six months ended 31 March 2023. In the financial year ended 30 September 2023, recycled fibre costs were lower compared to the financial year ended 30 September 2022. In the financial year ended 30 September 2022, recycled fibre costs were higher compared to the financial year ended 30 September 2021. Virgin fibre costs decreased in the six months ended 31 March 2024 compared to the six months ended 31 March 2023 and remained relatively flat in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. Virgin fibre costs increased in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021.

Containerboard and paperboard are the primary raw materials used by WestRock’s converting operations. WestRock’s converting operations use many different grades of containerboard and paperboard. WestRock supplies substantially all of its converting operations’ needs for containerboard and paperboard from its own mills and through the use of trade swaps with other manufacturers. These arrangements allow WestRock to optimise its mill system and reduce freight costs. Because there are other suppliers that produce the necessary grades of containerboard and paperboard used in its converting operations, WestRock believes it would be able to source significant replacement quantities from other suppliers in the event that it incurs production disruptions for recycled or virgin containerboard and paperboard.

Intellectual Property

WestRock holds a substantial number of foreign and domestic trademarks, trademark applications, trade names, patents, patent applications and licenses relating to its business, products and production processes. WestRock’s patent portfolio consists primarily of utility patents relating to its products and manufacturing operations, including proprietary automated packaging systems. WestRock’s company name and logo, and certain of its products and services, are protected by domestic and foreign trademarks. WestRock’s patents, trademarks and other intellectual property rights, particularly those relating to its manufacturing operations, are important to the operations as a whole and WestRock’s intellectual property has various expiration dates.

Energy

Energy is one of the most significant costs of WestRock’s mill operations. The cost of natural gas, coal, oil, electricity and purchased biomass fuel at times has fluctuated significantly. In WestRock’s recycled paperboard mills, it uses primarily natural gas and electricity, supplemented at certain mills with fuel oil, to generate steam used in the paper making process. In WestRock’s virgin fibre mills, it uses biomass, natural gas, fuel oil and coal to generate steam used in the pulping and paper making processes and to generate some or all the electricity used on site. WestRock primarily uses purchased electricity and natural gas to operate its converting facilities and generally purchases these products from suppliers at market or tariff rates. WestRock’s energy costs decreased in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. From time to time, WestRock uses commodity contracts to hedge energy exposures. For further details, see the section entitled “Operating and Financial Review of WestRock – Quantitative and Qualitative Disclosures About Market Risk — Energy” and “Operating and Financial Review of WestRock – Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments / Forward Contracts” for additional information.

Transportation

Inbound and outbound freight is a significant cost for WestRock. Factors that influence WestRock’s freight expense are distance between shipping and delivery locations, distance from its facilities to customers and suppliers, mode of transportation (rail, truck, intermodal and ocean) and freight rates, which are influenced by supply and demand and fuel costs. Freight costs continued to increase in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. The principal markets for WestRock’s products are in North America, South America, Europe, Asia and Australia.

Sales & Marketing

None of WestRock’s external customers individually accounted for more than 3% of its net sales for the financial year ended 30 September 2023. WestRock generally manufactures its own products pursuant to its customers’ orders. WestRock believes that it has good relationships with its customers.

As a result of WestRock’s vertical integration, mill utilisation may be directly impacted by changes in demand for their packaging products. For the financial year ended 30 September 2023, approximately two-thirds of WestRock’s coated natural kraft tons shipped, approximately three-fifths of its coated recycled paperboard tons shipped and approximately one-fifth of its bleached paperboard tons shipped were delivered to WestRock’s converting operations, primarily to manufacture folding cartons, and approximately four-fifths of its containerboard tons shipped, including trade swaps and buy/sell transactions, were delivered to WestRock’s converting operations to manufacture corrugated products. WestRock has the ability to move its internal sourcing among certain mills to optimise the efficiency of its operations. WestRock believes that this ability to leverage the full portfolio of differentiated solutions and capabilities enables it to set itself apart from its competitors.

WestRock markets its products primarily through its own sales force. WestRock also markets a number of products through independent sales representatives and independent distributors. It generally pays its sales personnel a combination of base salary, commissions and annual bonus. It pays its independent sales representatives on a commission basis. Orders from its customers generally do not have significant lead times.

Competition

WestRock operates in a competitive global marketplace and its containerboard and paperboard operations compete with integrated and non-integrated national and regional companies operating primarily in North America, and to a limited extent, manufacturers outside of North America. WestRock’s competitors include large and small, vertically integrated companies and numerous smaller non-integrated companies. In the corrugated packaging and folding carton markets, WestRock competes with a significant number of national, regional and local packaging suppliers in North America and abroad. In the promotional point-of-purchase display and converted paperboard products markets, WestRock primarily competes with a smaller number of national, regional and local companies offering highly specialised products.

Since all of WestRock’s businesses operate in highly competitive industry segments, WestRock regularly discusses sales opportunities for new business or for renewal of existing business with customers. WestRock’s packaging products compete with packaging made from other materials, including plastics. The primary competitive factors WestRock faces include price, design, product innovation, quality, service and sustainability, with varying emphasis on these factors depending on the product line and customer preferences. WestRock’s machinery solutions represent one example of how it competes by providing differentiated solutions that create value for its customers. WestRock believes that it competes effectively with respect to each of these factors and obtains feedback on its performance with periodic customer surveys, among other means.

The industries in which WestRock operates have undergone consolidation. Within the packaging products industry, larger customers, with an expanded geographic presence, have tended to seek suppliers that can, because of their broad geographic presence, efficiently and economically supply all or a range of their packaging needs. In addition, WestRock’s customers continue to demand higher quality products meeting increasingly strict quality control requirements. Increasing demand for more sustainable products is also impacting WestRock’s industry.

Regulatory Environment

Licences, consents and permits

WestRock is required to have certain licences, consents and permits in place to run its business (in particular, environmental permits for air and noise pollution). As at 31 March 2024, WestRock believes it had all requisite material licences, consents and permits.

Environmental

WestRock is subject to a wide range of environmental laws and regulations. These requirements are complex, frequently changing and tend to become more stringent over time. WestRock devotes substantial resources to complying with environmental requirements.

Its manufacturing processes involve the use of natural resources, such as virgin wood fibre and fresh water, discharges to water, air emissions and waste handling and disposal activities. These processes are subject to numerous US federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorisations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. WestRock estimates that it will invest approximately $100 million for capital expenditures during the financial year ending 30 September 2024 in connection with environmental projects. It is possible that WestRock’s capital expenditure assumptions and project completion dates may change, and WestRock’s projections are subject to change due to factors such as the finalisation of ongoing engineering projects and changes in environmental laws and regulations.

Health and safety

WestRock’s business involves the use of heavy equipment, machinery and chemicals and requires the performance of activities that create safety exposures. Safeguarding the health, safety and overall welfare of WestRock’s team is a top concern and critical to attracting and retaining the best talent, while also playing a pivotal role in realising its business and sustainability objectives. WestRock implements its health and safety requirements through a comprehensive, company-wide Safety Excellence System that includes global policies, performance standards, implementation tools, guidance documents, standardised forms, best practice sharing and operational learning. WestRock seeks to reduce exposures and eliminate life changing events through engagement, execution of targeted, results-driven activities, and implementation of systems that promote continuous improvement.

WestRock is subject to a broad range of laws and regulations relating to occupational health and safety, and its safety programme includes measures required for compliance. WestRock has incurred, and will continue to incur, operating costs and capital expenditures to meet its health and safety compliance requirements, as well as to continually improve its safety systems. WestRock believes that future compliance with occupational health and safety laws and regulations will not have a material adverse effect on its results of operations, financial condition or cash flows.

Certain governmental authorities in locations where WestRock has its business operations have established asbestos standards for the workplace. Although WestRock does not use asbestos in manufacturing its products, asbestos containing material (“ACM”) is present in some of the facilities WestRock owns or leases. For these facilities where ACM is present and ACM is subject to regulation, WestRock has established procedures for properly managing it.

Employees

As at 30 September 2023, WestRock employed approximately 56,100 people (of which approximately 65% were located in the United States and Canada and 35% were located in Europe, South America, Mexico and Asia Pacific). As at 30 September 2022, WestRock employed approximately 50,500 people (of which approximately 78% were located in the United States and Canada and 22% were located in Europe, South America, Mexico and Asia Pacific). As at 30 September 2021, WestRock employed approximately 49,900 people (of which approximately 78% were located in the United States and Canada and 22% were located in Europe, South America, Mexico and Asia Pacific). As at 30 September 2023, of the approximately 56,100 employees, approximately 71% were hourly and 29% were salaried.

As of 30 September 2023, approximately 54% of WestRock’s hourly employees in the United States and Canada were covered by collective bargaining agreements, which typically have four to six-year terms. As of that time, approximately 25% of those employees covered under collective bargaining agreements were operating under local agreements that expire within one year and approximately 11% of those employees were governed under expired local contracts. WestRock also has collective bargaining agreements in certain other regions.

From October 2022 to February 2023, WestRock experienced a defensive lockout at its Mahrt mill in Cottonton, Alabama and experienced a strike at its corrugated converting facility in Dayton, New Jersey, beginning in June 2023. WestRock effectuated contingency plans at both locations, and both facilities continued to operate and produce products for its customers. In November 2023, WestRock reached an agreement to resolve the strike, which was approved by the requisite union membership, and the strike concluded in December 2023.

In December 2023, the United Steelworkers Union (“USW”) ratified a master agreement that applies to substantially all of WestRock’s US facilities represented by the USW. The agreement has a four-year term ending in December 2027 and covers a number of specific items, including wages, medical coverage and certain other benefit programmes, including retirement benefits, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits WestRock to apply its terms to USW employees who work at facilities it acquired during the term of the agreement. The master agreement covers approximately 52 of WestRock’s US operating locations and approximately 7,300 of its employees. While the terms of its collective bargaining agreements vary, WestRock believes the material terms of the agreements are customary for the industry, the type of facility, the classification of the employees and the geographic location covered.

Pension Plans and Retirement

WestRock has defined benefit pension plans and other postretirement benefit plans for certain US and non-US employees. It uses a 30 September measurement date for such plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of the remaining US salaried and US non-union hourly employees accruing benefits ceased accruing benefits as of 31 December 2020. As at 30 September 2023, the net overfunded status of WestRock’s US and non-US pension plans was $408.3 million.

In addition, WestRock participates in several MEPPs that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements, and WestRock has participated in other MEPPs in the past. WestRock also has supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of its current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

WestRock also has 401(k) (i.e., a qualified profit-sharing plan that allows employees to contribute a portion of their wages to individual accounts) and other defined contribution plans that cover certain of its US, Canadian and other non-US salaried union and non-union hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, collective bargaining agreements, and other non-US defined contribution programmes, WestRock has plans with varied terms.

Legal Proceedings

From time to time, WestRock may be subject to or otherwise impacted by governmental, legal or arbitration proceedings arising out of its activities or operations, whether or not a direct party to those matters. For details of governmental, legal or arbitration proceedings during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of WestRock Company and/or WestRock, see paragraph 16.3 (WestRock) of Part 14 (Additional Information) of this Prospectus.

In addition, WestRock presently is, and may in the future be, the subject of certain investigations or remediation actions under various environmental laws and is, and may in the future be, a party to other litigation relating to asbestos-related personal injuries. These are described below.

Environmental

Certain of WestRock’s current or former locations are being investigated or remediated under various environmental laws, including the US Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and other comparable programmes. Based on information known to WestRock and assumptions, WestRock does not believe that the costs of any pending investigation and remediation projects will have a significant effect on WestRock Company and/or WestRock’s financial position or profitability. As of 31 March 2024, WestRock had $9.9 million reserved for environmental liabilities on an undiscounted basis in its financial statements. However, the discovery of contamination or the imposition of additional obligations, including investigation or remediation triggered by the closures or sales of former manufacturing facilities, and/or natural resources damages at these or other sites in the future, could have a significant effect on WestRock Company and/or WestRock’s financial position or profitability.

Other Litigation

WestRock has been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of 31 March 2024, there were approximately 600 such lawsuits. WestRock believes that it has substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. WestRock also has valid defences to these asbestos-related personal injury claims and intends to continue to defend them vigorously. WestRock does not expect the resolution of pending asbestos litigation and proceedings to have a significant effect on WestRock Company and/or WestRock’s financial position or profitability. As of 31 March 2024, WestRock had $16.0 million reserved for these matters. In any given period or periods, however, it is possible such proceedings or matters could have a significant effect on WestRock Company and/or WestRock’s financial position or profitability. Should the volume of litigation grow substantially, it is possible that WestRock could incur significant costs resolving these cases.

Part 9
Current Directors, Proposed Directors, Senior Management and Corporate Governance

Section A Current Directors, Proposed Directors and Senior Management

The Current Directors

The following table lists the names, ages, function and appointment dates of Smurfit WestRock’s Current Directors.

Name	Age	Position	Date appointed to the Smurfit WestRock Board
Anthony Smurfit	60	Director	11 September 2023
Ken Bowles	53	Director	11 September 2023

The registered office of the Current Directors is Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland.

Profiles of the Current Directors

The profile of each of the Current Directors is set out below.

Anthony Smurfit

Anthony Smurfit, age 60, has served as a Director of Smurfit Kappa since 1989 and was appointed Group Chief Executive Officer in September 2015. Mr. Smurfit has worked in various parts of Smurfit Kappa both in Europe and the United States since he joined Smurfit Kappa. Prior to his appointment as Group Chief Executive Officer, he was the Group Chief Operations Officer (a role he held since November 2002). Mr. Smurfit was also Chief Executive of Smurfit Europe from October 1999 to 2002 prior to which he was Deputy Chief Executive of Smurfit Europe and previously Chief Executive Officer of Smurfit France. Mr. Smurfit is also a member of the European Round Table of Industrialists. Mr. Smurfit’s expertise in leadership, strategic planning and global manufacturing together with his extensive knowledge of Smurfit Kappa’s business, operations and customers will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Ken Bowles

Ken Bowles, age 53, has served as Group Chief Financial Officer of Smurfit Kappa since April 2016 and was appointed a Director of Smurfit Kappa in December 2016. Mr. Bowles joined Smurfit Kappa in 1994 and has occupied a number of finance roles in various parts of the business. In 2004 he was appointed as Smurfit Kappa’s first Head of Compliance, in 2007 he became Smurfit Kappa’s Head of Tax and in 2010 he was appointed Group Financial Controller. Mr. Bowles is an associate member of the Institute of Chartered Management Accountants and holds a first class MBA from the UCD Graduate School of Business. Mr. Bowles’ expertise in accounting, finance, internal control, tax, treasury and investor relations, together with his experience as Group Chief Financial Officer of Smurfit Kappa and his leadership in sustainability will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

The Proposed Directors

The Smurfit WestRock Board at Completion will be drawn from the Smurfit Kappa Board and the WestRock Board and will comprise 14 directors. The following table lists the names, ages and proposed functions of the Proposed Directors at Completion.

Name	Age	Position	Currently a Director of Smurfit Kappa / WestRock
Irial Finan	66	Chair	Smurfit Kappa
Anthony Smurfit	60	President, Group Chief Executive Officer and Director	Smurfit Kappa
Ken Bowles	53	Executive Vice President, Group Chief Financial Officer and Director	Smurfit Kappa
Carol Fairweather	63	Non-Executive Director	Smurfit Kappa
Mary Lynn Ferguson-McHugh	64	Non-Executive Director	Smurfit Kappa
Kaisa Hietala	53	Non-Executive Director	Smurfit Kappa
Lourdes Melgar	61	Non-Executive Director	Smurfit Kappa
Jørgen Buhl Rasmussen	68	Non-Executive Director	Smurfit Kappa
Colleen F. Arnold	67	Non-Executive Director	WestRock
Timothy J. Bernlohr	65	Non-Executive Director	WestRock
Terrell K. Crews	68	Non-Executive Director	WestRock
Suzan F. Harrison	66	Non-Executive Director	WestRock
Dmitri L. Stockton	60	Non-Executive Director	WestRock
Alan D. Wilson	66	Non-Executive Director	WestRock

The registered office of the Proposed Directors will be on and following Completion, Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland.

Profiles of the Proposed Directors

The profile of each of the Proposed Directors is set out below.

Irial Finan (Chair)

Irial Finan, age 66, joined the Smurfit Kappa Board in February 2012. Mr. Finan was appointed Chair of the Smurfit Kappa Board in May 2019. Mr. Finan is also currently a Board member of Fortune Brands Innovations, Inc. Mr. Finan was Executive Vice President of the Coca-Cola Company and President of the Bottling Investments Group from 2004 until he stepped down from the role in December 2017 and retired in March 2018. Prior to this, Mr. Finan served as Chief Executive Officer of Coca-Cola Hellenic Bottling Company SA. He joined the Coca-Cola System in 1981. In total, Mr. Finan’s career with the Coca-Cola Company spanned 37 years, and during his time there he held key leadership roles which included finance but with the primary focus of his roles on operations globally, working with expanding markets, managing business integrations and leadership developments. Mr. Finan has over 30 years’ experience in senior management and executive leadership positions, which have spanned all continents. He has significant experience in business integrations, including the establishment of new markets. This expertise, together with his experience from multiple public boards across the globe and as Chair of Smurfit Kappa will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Anthony Smurfit (President and Group Chief Executive Officer)

See “—Profiles of the Current Directors” above.

Ken Bowles (Executive Vice President and Group Chief Financial Officer)

See “—Profiles of the Current Directors” above.

Carol Fairweather (Non-Executive Director)

Carol Fairweather, age 63, was appointed to the Smurfit Kappa Board in January 2018. Ms. Fairweather was Chief Financial Officer and an executive Director of Burberry Group plc from July 2013 to January 2017. Ms. Fairweather joined Burberry in June 2006 and prior to her appointment as Chief Financial Officer, she held the position of Senior Vice President, Group Finance. Prior to joining Burberry, Ms. Fairweather was Director of Finance at News International Limited from 1997 to 2005 and UK Regional Controller at Shandwick plc from 1991 to 1997. Ms. Fairweather currently serves as a non-executive Director of Segro plc. Ms. Fairweather is a Fellow of the Institute of Chartered Accountants. Ms. Fairweather’s global experience in the retail sector and her experience as a Chief Financial Officer of a FTSE 100 company will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Mary Lynn Ferguson-McHugh (Non-Executive Director)

Mary Lynn Ferguson-McHugh, age 64, was appointed to the Smurfit Kappa Board in January 2023. Ms. Ferguson-McHugh spent over 35 years at Procter & Gamble, where she held a number of senior leadership positions, including her roles as Chief Executive Officer of Family Care (Paper Products) and P&G Ventures, positions she held since 2019 having served as Group President of Family Care (Paper Products) since 2014 and P&G Ventures since 2015. Prior to that, from 2011, Ms. Ferguson-McHugh was based in Switzerland where she held the position of Group President Western Europe and then Group President Europe. Ms. Ferguson-McHugh is a Non-executive Director of Molson Coors Beverage Company and a Board member of FJ Management Inc. Ms. Ferguson-McHugh holds a Master of Business Administration from the University of Pennsylvania’s Wharton School of Business, and a Bachelor of Science degree from the University of the Pacific. Ms. Ferguson-McHugh’s significant global operational experience and fast-moving consumer goods knowledge will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Kaisa Hietala (Non-Executive Director)

Kaisa Hietala, age 53, was appointed to the Smurfit Kappa Board in October 2020 and appointed Senior Independent Director in October 2022. Ms. Hietala spent over 20 years at Neste Corporation, where she was a key architect in the strategic transformation of the company to become the world’s largest producer of renewable diesel and renewable jet fuel. Ms. Hietala served as Executive Vice President, Renewable Products at Neste Corporation and as a member of the Neste Executive Board from 2014 to 2019. Prior to this Ms. Hietala held a number of senior positions including VP, Renewable Fuels, Neste Corporation. Ms. Hietala was previously a Non-executive Director of Kemira Oyj from 2016 to 2021. Ms. Hietala is currently a Non-employee Director at Exxon Mobil Corporation and Non-executive Director of Rio Tinto. Ms. Hietala’s commitment to sustainability together with her significant strategic and operational experience will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Lourdes Melgar (Non-Executive Director)

Lourdes Melgar, age 61, was appointed to the Smurfit Kappa Board in January 2020. Dr. Melgar is an academic and strategic advisor recognised for her expertise in energy, sustainability and governance. As former Vice Minister for Electricity from 2012 to 2014 and Vice Minister for Hydrocarbons from 2014 to 2016, Dr. Melgar played a key role in the design, negotiation and implementation of Mexico’s 2013 Energy Reform. Previously, as a career diplomat, she held various positions in Mexico’s Foreign Service and at the Ministry of Energy. Dr. Melgar is an Independent Director of Banco Santander Mexico S.A and an Independent Director of CEMEX, S.A.B. de C.V. Dr. Melgar is an Independent Board Member of Global Energy Alliance for People and Planet. Dr. Melgar’s experience in energy, sustainability and business in Latin America will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Jørgen Buhl Rasmussen (Non-Executive Director)

Jørgen Buhl Rasmussen, age 68, was appointed to the Smurfit Kappa Board in March 2017. Mr. Rasmussen served as the Chief Executive Officer of Carlsberg AS from 2007 until he retired from this position in 2015 having joined the company in 2006. Mr. Rasmussen previously held senior positions in several global FMCG companies, including Gillette Group, Duracell, Mars and Unilever over the previous 28 years. Mr. Rasmussen was a Board member of Novozymes AS from 2011 and Chair from 2017 until March 2023. Mr. Rasmussen is currently Chair of Uhrenholt A/S and Chair of the Advisory Board member of Blazar Capital. Mr. Rasmussen’s executive leadership experience together with his expertise in the FMCG sector will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Colleen F. Arnold (Non-Executive Director)

Colleen F. Arnold, age 67, has served as a Director of WestRock since July 2018. She served as Senior Vice President, Sales and Distribution for International Business Machines Corporation (“IBM”) from 2014 to 2016. Prior to that, Ms. Arnold held a number of senior positions with IBM from 1998 to 2014, including Senior Vice President, Application Management Services, IBM Global Business Services; General Manager of GBS Strategy, Global Consulting Services, Global Industries and Global Application Services; General Manager, Europe, Middle East and Africa; General Manager, Australia and New Zealand Global Services; and Chief Executive Officer of Global Services Australia. Ms. Arnold previously served as a Director of Cardinal Health, Inc. Ms. Arnold’s experience serving in a number of senior roles with a large, multinational technology company provides her with global business experience, financial expertise, consumer markets and sales experience, innovation experience and experience working for a company with significant scale, which will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Timothy J. Bernlohr (Non-Executive Director)

Timothy J. Bernlohr, age 65, served as a Director of Smurfit-Stone Container Corporation (“Smurfit-Stone”) from 2010 until it was acquired by RockTenn in 2011, and he served as a Director of RockTenn from 2011 until the effective date of the 2015 merger of RockTenn and MeadWestvaco (such merger, the “MWV Combination”), when he became a Director of WestRock. Mr. Bernlohr currently serves as the Managing Member of TJB Management Consulting, LLC, a consultant to businesses in transformation and a provider of interim executive management and strategic planning services. From 1997 to 2005, he served in various executive capacities, including as President and Chief Executive Officer, at RBX Industries, Inc. Prior to joining RBX Industries, Mr. Bernlohr spent 16 years in various management positions with Armstrong World Industries, Inc. Mr. Bernlohr currently serves as a Director of International Seaways, Inc. He previously served as a Director of Atlas Air Worldwide Holdings, Inc., Skyline Champion Corp. and F45 Training Holdings, Inc. Mr. Bernlohr’s experience as a strategic consultant, a director of various publicly traded companies, and the chief executive officer of an international manufacturing company provides him with broad corporate strategy and global business experience. In addition, Mr. Bernlohr has deep experience in the paper and packaging industry, which will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Terrell K. Crews (Non-Executive Director)

Terrell K. Crews, age 68, served as a Director of Smurfit-Stone from 2010 until it was acquired by RockTenn in 2011, and he served as a Director of RockTenn from 2011 until the effective date of the MWV Combination, when he became a Director of WestRock. Mr. Crews served as Executive Vice President and Chief Financial Officer of Monsanto Company from 2000 to 2009, and as the Chief Executive Officer of Monsanto’s vegetable business from 2008 to 2009. Mr. Crews currently serves as a Director of Archer Daniels Midland Company. He previously served as a Director of Hormel Foods Corporation. Mr. Crews’ experience as a chief financial officer and executive of a publicly traded company and as a director of other public companies provides him with broad business knowledge and in-depth experience in complex financial matters. He also has experience working for a company with significant scale, which will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Suzan F. Harrison (Non-Executive Director)

Suzan F. Harrison, age 66, has served as a Director of WestRock since January 2020. She served as President of Global Oral Care at Colgate-Palmolive Company (“Colgate”), a worldwide consumer products company focused on the production, distribution, and provision of household, health care, and personal products, from 2012 to 2019. Previously, Ms. Harrison served as President of Hill’s Pet Nutrition Inc. North America from 2009 to 2011, Vice President, Marketing for Colgate U.S. from 2006 to 2009 and Vice President and General Manager of Colgate Oral Pharmaceuticals, North America and Europe from 2005 to 2006. She held a number of other leadership roles at Colgate beginning in 1983. Ms. Harrison currently serves as a Director of Archer Daniels Midland Company and Ashland Inc. Ms. Harrison’s experience serving in a number of senior roles with a large, global consumer products company provides her with global business experience, consumer markets experience, innovation experience, and experience working for a company with significant scale, which will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Dmitri L. Stockton (Non-Executive Director)

Dmitri L. Stockton, age 60, has served as a Director of WestRock since July 2022. He most recently served as Senior Vice President and Special Advisor to the Chairman of General Electric Company (“GE”) from 2016 until his retirement in 2017. Mr. Stockton joined GE in 1987 and held various positions of increasing responsibility during his 30-year tenure. From 2011 to 2016, Mr. Stockton served as Chairman, President and Chief Executive Officer of GE Asset Management, a global asset management company affiliated with GE, and as Senior Vice President of GE. From 2008 to 2011, he served as President and Chief Executive Officer for GE Capital Global Banking and Senior Vice President of GE based in London, United Kingdom. He previously also served as President and Chief Executive Officer for GE Consumer Finance for Central and Eastern Europe. Mr. Stockton currently serves as a Director of Deere & Co., Ryder System, Inc. and Target Corp. He previously served as a Director of Stanley Black & Decker, Inc. Mr. Stockton’s background and experience as a senior executive in various roles at GE and as a public company director provide him with leadership experience and expertise in risk management, governance, finance and asset management, which will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

Alan D. Wilson (Non-Executive Director)

Alan D. Wilson, age 66, served as a Director of MeadWestvaco from 2011 until the effective date of the MWV Combination, when he became a Director of WestRock. He served as Chairman of the board of directors of McCormick & Company, Inc. (“McCormick”), a consumer food company, from 2009 to 2017, and Chief Executive Officer of McCormick from 2008 to 2016. Mr. Wilson joined McCormick in 1993 and also served in a variety of other positions, including as President from 2007 to 2015, President of North American Consumer Products from 2005 to 2006, President of the US Consumer Foods Group from 2003 to 2005 and Vice President - Sales and Marketing for the US Consumer Foods Group from 2001 to 2003. Mr. Wilson currently serves as a Director of T. Rowe Price Group. Mr. Wilson’s background and experience as Chairman and Chief Executive Officer of a publicly traded multinational consumer food company provides him with leadership, market expertise, and business and governance skills. He also has experience working for a company with significant scale, which will contribute invaluable skills and capabilities to the Smurfit WestRock Board.

The Proposed Executive Officers

The following table lists the names, ages and positions of Smurfit WestRock’s Proposed Executive Officers at Completion.

Name	Age	Position
Anthony Smurfit	60	President and Group Chief Executive Officer
Ken Bowles	53	Executive Vice President and Group Chief Financial Officer
Laurent Sellier	55	President and Chief Executive Officer (North America)
Saverio Mayer	58	President and Chief Executive Officer (Europe, MEA, APAC)
Jairo Lorenzatto	47	President and Chief Executive Officer (LATAM)

The registered office of the Proposed Executive Officers will be on and following Completion, Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland.

Profiles of the Proposed Executive Officers

Anthony Smurfit (President and Group Chief Executive Officer)

See “—Profiles of the Current Directors” above.

Ken Bowles (Executive Vice President and Group Chief Financial Officer)

See “—Profiles of the Current Directors” above.

Laurent Sellier (President and Chief Executive Officer (North America))

Laurent Sellier, age 55, joined Smurfit Kappa in 1994 as an Internal Auditor, and since then has worked in several positions across Smurfit Kappa in France, the United Kingdom, Spain and the Netherlands. Mr. Sellier was appointed Chief Executive Officer of Smurfit Kappa Americas in January 2022. Previous to his current position, Mr. Sellier was Chief Operating Officer of the Smurfit Kappa Europe Paper and Board Division. Mr. Sellier graduated from the Ecole Superieure de Commerce de Paris in 1990 and also served in the French Navy.

Saverio Mayer (President and Chief Executive Officer (Europe, MEA, APAC))

Saverio Mayer, age 58, joined Smurfit Kappa in 1986 and since then has held a number of commercial and operational roles. Mr. Mayer was appointed Chief Executive Officer, Europe in April 2017. Previous to his current position, Mr. Mayer was Head of Pan European Sales in 1996, before taking up the position of Chief Executive Officer of Smurfit Kappa Italy in 2001. In conjunction with his role in Italy, Mr. Mayer also served as the Chief Executive Officer of Smurfit Kappa Russia from 2007 to 2009, Chief Executive Officer of Smurfit Kappa Poland from 2007 to 2011 and since 2011 was responsible for the Bag-in-Box (“BIB”) Division. In September 2015, he was appointed Chief Operations Officer of Corrugated and Converting Europe and was responsible for the operational, sales, and financial performance of the corrugated plants and BIB Division.

Jairo Lorenzatto (President and Chief Executive Officer (LATAM))

Jairo Lorenzatto, age 47, has served as President, WestRock LATAM since December 2022. Mr. Lorenzatto has more than 25 years of experience working with industrial companies. He joined MeadWestvaco’s Brazil business in November 2007 and served in a number of progressively responsible roles therein prior to and following the MWV Combination to form WestRock in July 2015, including as Chief Financial Officer, Director of Operations and Vice President of Corrugated Packaging, and ultimately President of WestRock Brazil from 2016 to 2022. Prior to November 2007, Mr. Lorenzatto held finance and operational leadership roles at various other leading companies, such as Votorantim Cimentos, Ambev (now merged into Anheuser-Busch InBev) and Praxair.

Current Director, Proposed Director, and Proposed Executive Officer Confirmations

None of the Current Directors, the Proposed Directors or the Proposed Executive Officers has, during the five years prior to the date of this Prospectus been: (i) convicted in relation to a fraudulent offence; (ii) associated with any bankruptcy, receivership, liquidation or company put into administration while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company; (iii) subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or (iv) disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

Service contracts, letters of appointment, interests in Smurfit WestRock securities and remuneration

For information on the service contracts, letters of appointment, interests in Smurfit WestRock securities and remuneration of the Current Directors and Proposed Directors, please refer to Part 14 (Additional Information) of this Prospectus.

Directors’ and Officers’ Indemnification

The Smurfit WestRock Constitution provides that Smurfit WestRock shall indemnify, to the fullest extent permitted by the Irish Companies Act, every member of the Smurfit WestRock Board and the company secretary against all costs, charges, losses, expenses and liabilities incurred by them in the execution and discharge of their duties or in relation thereto, including liability incurred by them in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by them as an officer or employee of Smurfit WestRock and in which judgment is given in their favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted, or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by a court.

In respect of any current or former executive officer of Smurfit WestRock (excluding any present or former member of the Smurfit WestRock Board or any company secretary), or any person who is serving or has served at the request of Smurfit WestRock as a director, officer or trustee of another company, joint venture, trust or other enterprise, including any subsidiary of Smurfit WestRock (each individually, a “Covered Person”), the Smurfit WestRock Constitution provides that it shall (i) indemnify them, to the fullest extent permitted by the Irish Companies Act, against any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of Smurfit WestRock, to which they were or are threatened to be made a party, or are otherwise involved (a “proceeding”), by reason of the fact that they were or are a Covered Person; and (ii) indemnify each Covered Person, to the fullest extent permitted by the Irish Companies Act, in the case of any threatened, pending or completed action, suit or proceeding by or in the name of Smurfit WestRock against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to Smurfit WestRock, unless and only to the extent that the Irish High Court or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The Irish Companies Act does not permit a company to exempt a director or the company secretary from, or indemnify such person against, liability in connection with any negligence, default, breach of duty or breach of trust by such person in relation to the company, unless (1) judgment is given in such person’s favour or such person is acquitted, or (2) an Irish court grants such person relief from liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned. The Irish Companies Act permits companies to purchase and maintain director and officer liability insurance against any liability described in the foregoing sentence.

Smurfit WestRock maintains an insurance policy for its Directors and officers in respect of liabilities arising out of any act, error or omission whilst acting in their capacities as directors or officers of Smurfit WestRock or its affiliated companies.

In addition, the Directors and executive officers of Smurfit WestRock are expected to enter into indemnification agreements with Smurfit WestRock and/or one or more of its subsidiaries to the full extent permitted by the Irish Companies Act.

The foregoing summaries are qualified in their entirety by the terms and provisions of such arrangements.

Directorships and Partnerships

Current and previous directorships and partnerships of the Current Directors

The Current Directors hold or have held the following directorships (other than, where applicable, directorships held in companies within the Combined Group), and/or are or were members of the following partnerships, within the past five years:

Name	Current Directorships / Partnerships	Past Directorships / Partnerships
Anthony Smurfit	Forenaghts Stud Farm Limited Legion D’Honneur Ireland Jefferson Smurfit Foundation Trustees Limited European Round Table of Industrialists Latour Merger Sub Corporation Sun Merger Sub, LLC	Confederation of European Paper Industries Bacchantes Six Limited IBEC Company Limited by Guarantee
Ken Bowles	Latour Merger Sub Corporation Sun Merger Sub, LLC	—

Current and previous directorships and partnerships of the Proposed Directors

The Proposed Directors hold or have held the following directorships (other than, where applicable, directorships held in companies within the Combined Group), and/or are or were members of the following partnerships, within the past five years:

Name	Current Directorships / Partnerships	Past Directorships / Partnerships
Irial Finan	Fortune Brands Innovations, Inc. The American Ireland Fund Co-operation Ireland USA Galway University Foundation NeoArc Inc.	Coca-Cola Bottlers Japan Holdings Inc. Coca-Cola European Partners Plc

Anthony Smurfit	See “—Current and previous directorships and partnerships of the Current Directors” above

Ken Bowles	See “—Current and previous directorships and partnerships of the Current Directors” above

Carol Fairweather	Segro plc	Somerset House Enterprises Limited Somerset House Trust

Mary Lynn Ferguson-McHugh	Molson Coors Beverage Company FJ Management Inc Valhalla Foundation	Gojo Industries Inc

Name	Current Directorships / Partnerships	Past Directorships / Partnerships

Kaisa Hietala	Rio Tinto plc Rio Tinto Limited Exxon Mobil Corporation Susformation Oy New Sustainability Company Oy Greencode Ventures Oy Tracegrow Oy	Kemira Oyj Gaia Group Oy
Lourdes Melgar	Banco Santander Mexico S.A. CEMEX, S.A.B de C.V Global Energy Alliance for People and Planet Mount Holyoke College Natural Resource Governance Institute Chapter Zero Mexico	—

Jørgen Buhl Rasmussen	Uhrenholt A/S Blazar Capital ISH Aps	Novozymes A/S Human Practice Foundation

Colleen F. Arnold	—	Cardinal Health, Inc.

Timothy J. Bernlohr	International Seaways, Inc.	Atlas Air Worldwide Holdings, Inc. Skyline Champion Corp. F45 Training Holdings, Inc.

Terrell K. Crews	Archer Daniels Midland Company	Hormel Foods Corporation

Suzan F. Harrison	Archer Daniels Midland Company Ashland Inc.	—

Dmitri L. Stockton	Deere & Co. Ryder System, Inc. Target Corp.	Stanley Black & Decker, Inc.

Alan D. Wilson	T. Rowe Price Group, Inc.	—

Current and previous directorships and partnerships of the Proposed Executive Officers

The Proposed Executive Officers hold or have held the following directorships (other than, where applicable, directorships held in companies within the Combined Group), and/or are and were members of the following partnerships, within the past five years:

Name	Current Directorships / Partnerships	Past Directorships / Partnerships
Anthony Smurfit	See “—Current and previous directorships and partnerships of the Current Directors” above

Ken Bowles	See “—Current and previous directorships and partnerships of the Current Directors” above

Laurent Sellier	—	—

Saverio Mayer	—	—

Jairo Lorenzatto	Demollo Comercio e Serviços Ltda ME Gazpacho International Ltd	—

Current Directors’, Proposed Directors’, and Proposed Executive Officers’ conflicts of interest

Save for their capacities as persons legally and beneficially interested in the securities of Smurfit WestRock as described in paragraph 9 (Current Directors’, Proposed Directors’ and Proposed Executive Officers’ interests in Smurfit WestRock securities) of Part 14 (Additional Information) of this Prospectus and, in relation to the Proposed Directors and Proposed Executive Officers, as disclosed below, there are (i) no potential conflicts of interest between any duties which will be owed to the Combined Group by the Current Directors, Proposed Directors and Proposed Executive Officers and their respective private interests and/or other duties; and (ii) no other arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Current Directors, Proposed Directors and Proposed Executive Officers were selected as a member of the administrative, management or supervisory bodies or member of senior management.

The Proposed Directors have been selected by Smurfit Kappa and WestRock, as applicable, under the terms of the Transaction Agreement. Similarly, pursuant to the Transaction Agreement, Anthony Smurfit has been designated as the proposed President and Group Chief Executive Officer of Smurfit WestRock, Ken Bowles as its proposed Executive Vice President and Group Chief Financial Officer, and Irial Finan as the proposed Chair of the Smurfit WestRock Board. For more information, see the paragraph entitled “Governance of Smurfit WestRock” of Part 7 (Summary of the Key Terms of the Transaction Agreement).

Section B Corporate Governance

Smurfit WestRock Constitution

Paragraph 4 (Description of the Smurfit WestRock Shares and the Smurfit WestRock Constitution) of Part 14 (Additional Information) of this Prospectus sets out a summary of the memorandum of association and articles of association of Smurfit WestRock to be adopted immediately prior to the Scheme Effective Time (the “Smurfit WestRock Constitution”).

Corporate Governance of Smurfit WestRock

Following Completion, notable features of Smurfit WestRock’s corporate governance will include the following:

•	the Smurfit WestRock Board at Completion will be drawn from the Smurfit Kappa Board and the WestRock Board and will comprise 14 directors, eight of whom will be Smurfit Kappa Designees, and six of whom will be WestRock Designees. Each member of the Smurfit WestRock Board as of Completion shall, except for the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa, be required to meet the independence standards of the NYSE with respect to Smurfit WestRock as of Completion. For details in respect of the Proposed Directors as of Completion, see Section A (Current Directors, Proposed Directors and Senior Management) of Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance) and paragraph 8 (Service contracts and letters of appointment of the Proposed Directors) of Part 14 (Additional Information) of this Prospectus;

•	effective as of Completion, the current Chair of the Smurfit Kappa Board, Irial Finan, will serve as Chair of the Smurfit WestRock Board;

•	effective as of Completion, Anthony Smurfit and Ken Bowles, will serve as the only executive officers on the Smurfit WestRock Board;

•	there will be four standing committees of the Smurfit WestRock Board: the Audit Committee, the Compensation Committee, the Nomination Committee and the Sustainability Committee; and

•	at least one member of the Audit Committee will meet the requirements of an “audit committee financial expert” as defined by the applicable US SEC rules and the NYSE corporate governance standards.

The Smurfit WestRock Board will act as its ultimate decision-making body and will advise and oversee management, including the Chief Executive Officer, who will be responsible for the day-to-day operations and management of Smurfit WestRock. The Smurfit WestRock Board will review Smurfit WestRock’s financial performance on a regular basis at board meetings and through periodic updates. The Smurfit WestRock Board will review Smurfit WestRock’s long-term strategic plans and the most significant financial, accounting and risk management issues facing Smurfit WestRock from time to time.

Smurfit WestRock’s Chief Executive Officer will be responsible for development and implementation of Smurfit WestRock’s business strategy and for day-to-day management of Smurfit WestRock.

Director Independence

As required under the NYSE listing standards (the “NYSE listing standards”), a majority of the members of the Smurfit WestRock Board must qualify as “independent”, as affirmatively determined by the Smurfit WestRock Board within one year of listing its shares. The Smurfit WestRock Board will consult with internal counsel to ensure that its determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent”, including those set forth in the pertinent NYSE listing standards, as in effect from time to time. It is expected that a majority of the Smurfit WestRock Directors will be “independent” under the applicable NYSE listing standards.

Smurfit WestRock Board Committees

The Smurfit WestRock Board will have an Audit Committee, a Compensation Committee, a Nomination Committee and a Sustainability Committee.

Audit Committee

Each member of the Audit Committee is expected to be “independent”, as defined by NYSE listing standards.

At least one member of the Audit Committee will serve as the “audit committee financial expert” as that term is defined by the applicable US SEC rules and the NYSE listing standards. Each member of the Audit Committee is expected to be “financially literate” as that term is defined by the NYSE listing standards.

The Audit Committee charter, which will be available on Smurfit WestRock’s website, will detail the purpose and responsibilities of the Audit Committee, including to assist the Smurfit WestRock Board in its oversight of:

•	the quality and integrity of the financial statements of Smurfit WestRock and its subsidiaries and related disclosure;

•	the qualifications, independence and performance of Smurfit WestRock’s independent registered public accounting firm;

•	the performance of Smurfit WestRock’s internal audit function;

•	Smurfit WestRock’s systems of disclosure controls and procedures and internal controls over financial reporting; and

•	compliance by Smurfit WestRock and its subsidiaries with all legal and regulatory requirements.

Compensation Committee

A WestRock Designee will be selected by WestRock to serve as the Chair of the Compensation Committee.

Each member of the Compensation Committee is expected to be “independent”, as defined by NYSE listing standards.

The Compensation Committee charter, which will be available on Smurfit WestRock’s website, will detail the purpose and responsibilities of the Compensation Committee, including:

•	reviewing and approving salaries, incentives and other forms of compensation for executive officers and directors and administering incentive compensation and benefit plans provided for employees of Smurfit WestRock and its subsidiary entities;

•	overseeing and setting compensation and benefits policies generally;

•	evaluating the performance of Smurfit WestRock’s Chief Executive Officer; and

•	overseeing and setting compensation for Smurfit WestRock’s Chief Executive Officer, each direct report to the Chief Executive Officer and the members of the Smurfit WestRock Board.

Nomination Committee

A Smurfit Kappa Designee will be selected by Smurfit Kappa to serve as the Chair of the Nomination Committee.

Each member of the Nomination Committee is expected to be “independent”, as defined by NYSE listing standards.

The Nomination Committee charter, which will be available on Smurfit WestRock’s website, will detail the purpose and responsibilities of the Nomination Committee, including:

•	identifying and recommending to the Smurfit WestRock Board individuals qualified to serve as directors of Smurfit WestRock; and

•	advising the Smurfit WestRock Board with respect to its composition, governance practices and procedures.

Sustainability Committee

A majority of the members of the Sustainability Committee is expected to be “independent”, as defined by NYSE listing standards.

The Sustainability Committee charter, which will be available on Smurfit WestRock’s website, will detail the purpose and responsibilities of the Sustainability Committee, including:

•	providing strategic guidance and support to the Smurfit WestRock Board in the implementation of the Smurfit WestRock sustainability strategy;

•	monitoring and reviewing current and emerging trends, relevant international standards and legislative requirements related to Smurfit WestRock’s sustainability strategy;

•	reviewing and approving Smurfit WestRock’s sustainability reporting; and

•	considering climate risks and overseeing compliance with Smurfit WestRock’s reporting of climate-related financial information.

Corporate Governance Guidelines and Code of Business Conduct

In accordance with the NYSE Rules, following the Combination, Smurfit WestRock will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics in a form compliant with NYSE rules and any requirements necessary to reflect Smurfit WestRock’s secondary listing on the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category). This will involve compliance with the corporate governance rules applicable to US domestic issuers, including rules in respect of director independence, standards for audit, nomination and compensation committees, Smurfit WestRock Board committee approval of related party transactions and shareholder approval of certain share issuances.

The Corporate Governance Guidelines will cover such matters as director qualifications and responsibilities, responsibilities of key Smurfit WestRock Board committees, director compensation and matters relating to succession planning. The Code of Business Conduct and Ethics will cover such matters as the disclosure and appropriate treatment of conflicts of interest, prohibition of competition of officers, directors and employees with Smurfit WestRock, corporate opportunities, confidentiality, fair dealing, protection and proper use of Smurfit WestRock’s assets and compliance with law.

Smurfit WestRock will not be subject to the UK Corporate Governance Code, which applies to companies with a premium listing on the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (Commercial Companies) category) and not companies with a standard listing (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category). Smurfit WestRock does not intend to apply the UK Corporate Governance Code on a voluntary basis. However, pursuant to paragraph 7.2 of the DTRs, companies with a standard listing (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category) are still required to make a statement in the directors’ report covering the governance code to which the company is subject and certain details of its share capital. The directors of companies with a standard listing (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category) are also required to include a description of the internal control and risk management systems in relation to the financial reporting process and the composition of committees.

Section C Changes to the Corporate Governance Rules, Securities Laws and Company Law, and Summary of the Differences Between Listing Categories on the Official List of the FCA following the Combination

The Combination will result in changes to certain aspects of the corporate governance, securities laws and company law applicable to Smurfit WestRock following the Merger Effective Time (as compared to those currently applicable to Smurfit Kappa). These changes primarily arise due to Smurfit WestRock becoming subject to certain requirements of US securities laws and NYSE Rules, as compared to the rules and requirements of the LSE, EU and UK securities laws and Irish company law currently applicable to Smurfit Kappa, and the differences in the Listing Rules applicable to a company with a standard listing of shares rather than a premium listing of shares. For more information on the consequences of a standard listing, see Section D (Consequences of a Standard Listing) of this Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance).

The table below sets out a summary of some of the more material changes expected to arise from the Combination, with the current position applicable to Smurfit Kappa under the Listing Rules and Irish company law set out in column 1, and the position applicable to Smurfit WestRock following the Combination set out in columns 2 and 3 (column 2 covers US securities law and NYSE Rules, while column 3 covers the Listing Rules and Irish company law).

Subject to the implementation of the FCA’s Draft New UK Listing Rules in their current form post-Completion, it is expected that the premium listing segment of the Official List of the FCA and the standard listing segment of the Official List of the FCA will be replaced by a new single equity listing segment, namely, the Equity Shares (Commercial Companies) category. Non-UK incorporated issuers with equity shares admitted to trading on an overseas regulated, regularly operating, recognised open public market are, subject to meeting the eligibility requirements under the FCA’s Draft New UK Listing Rules, currently expected to be eligible for a secondary listing on the new Equity Shares (International Commercial Companies Secondary Listing) category.

Subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules (as summarised in column 3 of the table below). It should also be noted that the requirements currently applicable to Smurfit Kappa as a company with a premium listing of shares on the Official List of the FCA (as summarised in column 1 of the table below) are expected to change following the implementation of the FCA’s Draft New UK Listing Rules. For instance, the requirements for shareholder approvals and shareholder circulars for larger acquisitions and disposals and for larger transactions with related parties are expected to no longer apply under the Draft New UK Listing Rules. As at the date of this Prospectus, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Appointment of Directors

The Smurfit Kappa Articles provide that one-third of the Smurfit Kappa Board is subject to annual re-election by rotation, however Smurfit Kappa complies with the requirement for the annual re-election of all directors under the UK Corporate Governance Code.

		Not applicable.	While Smurfit WestRock will not be subject to the UK Corporate Governance Code, it is intended that Smurfit WestRock will submit all of its directors for annual re-election.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Independent Directors

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing composition, succession and evaluation of the Smurfit Kappa Board, which provides for:

(a) an individual not acting as both Chair and Chief Executive Officer;

(b) the independence of the Chair on appointment;

(c) at least half the Smurfit Kappa Board (excluding the Chair) being independent non-executive directors; and

(d) full-time executive directors not taking on other significant appointments.

Under NYSE Rules, the majority of the Smurfit WestRock Board must consist of independent directors.

A director will qualify as independent only if the Smurfit WestRock Board affirmatively determines that the director does not have any material relationships with Smurfit WestRock, either directly or as a shareholder/officer of an organisation that has a relationship with Smurfit WestRock. In making its determination, the Smurfit WestRock Board will be required to consider a candidate’s commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others, per NYSE Rules.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.
Share Allotment Authorities

Under Irish company law, the allotment of shares by the directors of Smurfit Kappa requires the approval of shareholders voting by an ordinary resolution. Smurfit Kappa currently seeks an annual allotment authority at its annual general meeting.

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa is currently subject to the requirements of Chapter 9 of the Listing Rules, which imposes certain requirements on the conduct of open offers, rights issues and placings.

Smurfit WestRock would be required to obtain shareholder approval for certain share issuances, such as an issuance of shares greater than 20% of its issued share capital or voting rights, subject to certain exceptions. For instance, shareholder approval under this 20% rule will not be required for any issuance involving: (a) any public offering for cash; or (b) any other private financing (that is not a public offering for cash) in which Smurfit WestRock is selling securities for cash, if it involves a sale of common stock, or securities convertible into or exercisable for common stock, at a price at least equal to the lesser of either the stock’s official closing price or the average official closing price for the five trading days immediately preceding entry into the binding agreement, subject to certain qualifications.

Smurfit WestRock expects to seek an annual allotment authority at its annual general meeting.

Chapter 9 of the Listing Rules will not apply to Smurfit WestRock as a result of a standard listing of shares on the Official List of the FCA.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Pre-Emption Rights

Under Irish company law, the allotment of shares by the Smurfit Kappa Board for cash without offering pre-emption rights (i.e., the right of existing shareholders to first be offered such shares) requires the approval of shareholders voting by a special resolution.

The Smurfit Kappa Shareholders approve an annual authority in respect of the disapplication of pre-emption rights at its annual general meeting in accordance with the guidance set by the Pre-Emption Group in the United Kingdom and guidance from proxy advisers (including Glass Lewis and ISS).

In addition, the Listing Rules include a requirement to obtain shareholder approval for disapplication of pre-emption rights which are consistent with the provisions of Irish company law.

Shareholders of Smurfit WestRock are not provided with pre-emption rights under US securities laws or NYSE Rules.

Irish company law obligations will apply to Smurfit WestRock, including the requirement for shareholder approval for the dis-application of pre-emption rights.

The guidance from the Pre-Emption Group in the United Kingdom will not apply to Smurfit WestRock, but it is expected that Smurfit WestRock will seek general shareholder authority for the disapplication of pre-emption rights at its annual general meetings in a manner consistent with market practice for Irish companies with domestic issuer status in the United States, which currently envisages an annual authority of up to 20% of issued share capital.

Significant Transactions

Smurfit Kappa is currently required to comply with Chapter 10 of the Listing Rules, which requires larger acquisitions and disposals exceeding 25% under the class tests (i.e., Class 1 transactions) to be subject to shareholder approval by an ordinary resolution, with a circular to be provided to shareholders, and for transactions exceeding 5% under the class tests (i.e., Class 2 transactions) to be announced with specified disclosure requirements.

Smurfit WestRock will be required to obtain shareholder approval for an issuance of shares of greater than 20% of its issued share capital or voting rights, subject to certain exceptions set forth in the “Share Allotment Authorities” row above.

Smurfit WestRock will be required to disclose certain significant transactions under Form 8-K.

The Listing Rules relating to significant transactions will not apply to Smurfit WestRock.

Smurfit WestRock will be required to make announcements that constitute inside information of material transactions where required to do so under UK MAR. EU MAR will not apply to Smurfit WestRock in this context.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Related Party Transactions

Smurfit Kappa is required to comply with Chapter 11 of the Listing Rules, which requires larger transactions with related parties (including directors and substantial shareholders) exceeding 5%, under at least one of the class tests, to be subject to shareholder approval by an ordinary resolution (excluding the related parties), with a circular provided to shareholders, and for smaller related party transactions of less than 5% but greater than 0.25% to comply with certain public disclosure requirements.

Irish company law also imposes certain restrictions on non-cash transactions with directors and credit transactions with directors and certain rules relating to the disclosure and approval of certain related party transactions.

Per NYSE Rules, Smurfit WestRock will be required to seek shareholder approval for share issuances to a related party (including a director, officer or substantial security holder of a listed company) where: (a) in certain cases, the shares issued exceed 1% of voting rights, subject to certain exceptions, or (b) shares are issued as consideration in a transaction where the related party has a 5% or greater interest (or related parties collectively have a 10% or greater interest) in Smurfit WestRock or assets acquired or in the consideration to be paid, and the share issuance could result in an issuance that exceeds 5% of the issued share capital or voting rights of Smurfit WestRock.

NYSE Rules will require related party transactions to be reviewed and pre-approved by the audit committee or another independent body of the Smurfit WestRock Board.

US SEC rules will require Smurfit WestRock to disclose certain related party transactions in certain filings with the US SEC.

The Listing Rules relating to related party transactions will not apply to Smurfit WestRock.

The restrictions applicable to related party transactions under Irish company law, including restrictions on non-cash transactions and credit transactions with directors, will apply to Smurfit WestRock.

Share Buy-Backs

Smurfit Kappa is required to comply with Chapter 12 of the Listing Rules which sets out (i) the maximum price to be paid for share repurchases of less than 15% of any class of equity shares; (ii) the requirement that any purchases of 15% or more of any class of equity shares be made by way of tender offer to all shareholders of that class; and (iii) notification requirements in respect of share repurchases.

The Smurfit Kappa Shareholders approve an annual authority to allow Smurfit Kappa to repurchase its own shares.

Smurfit Kappa is also subject to the requirements of EU MAR and UK MAR, including the buyback safe-harbour procedures relating to maximum purchases of daily volume, purchases during the auction phase and reporting requirements.

Smurfit WestRock will be required to comply with the anti-fraud rules under Rule 10b-5 of the US Exchange Act with respect to repurchases of its shares. Smurfit WestRock will also be required to disclose such share repurchases in certain filings with the US SEC.

Chapter 12 of the Listing Rules relating to share buy-backs will not apply to Smurfit WestRock.

Smurfit WestRock will be subject to the requirements of UK MAR in respect of repurchases on the LSE.

In accordance with Irish company law requirements and the Smurfit WestRock Constitution, Smurfit WestRock will be required to seek shareholder approval by way of special resolution for any purchases of its own shares.

In addition, in line with market practice for Irish issuers in the United States, Smurfit WestRock expects to seek resolutions on an annual basis that will allow for market repurchases of shares to be effected by way of redemption without the requirement for separate shareholder authority.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Transfer of Listing / Cancellation of Listing

Smurfit Kappa is required to obtain approval by special resolution to cancel its premium listing of Smurfit Kappa Shares on the Official List of the FCA and from trading on the LSE’s main market for listed securities.

Smurfit Kappa is required to provide 20 Business Days’ notice of the intention to cancel its secondary listing of Smurfit Kappa Shares on the Official List of Euronext Dublin and is required to publish an announcement via a Regulatory Information Service with additional notice to be published via a Regulatory Information Service on the date of cancellation of the secondary listing.

There is not a separate requirement to obtain the approval of Smurfit WestRock Shareholders for the cancellation of any future listing on the NYSE under NYSE Rules, although the Smurfit WestRock Board will need to approve such cancellation.

In the event that Smurfit WestRock cancels its primary listing on the NYSE, Smurfit WestRock will need to disclose the cancellation on Form 8-K.

Smurfit WestRock will not be required to obtain the approval of Smurfit WestRock Shareholders for the cancellation of any future listing on the Official List of the FCA.
Right to Place Items on the Agenda of General Meeting / Proxy Statement

Under Irish company law and the Smurfit Kappa Articles, shareholders holding at least 3% of Smurfit Kappa’s issued share capital, representing at least 3% of the voting rights of all the members who have a right to vote, have the right to put an item on the agenda, or table a draft resolution at a general meeting. The right to table a draft resolution is subject to the requirement that the item is tabled in accordance with Article 55 of the Smurfit Kappa Articles.

As Smurfit WestRock will be subject to the proxy rules under Section 14 of the US Exchange Act, shareholders can request that a proposal be included in Smurfit WestRock’s proxy statement, to be voted upon at a Smurfit WestRock annual shareholder meeting.

As is customary for US-listed companies, the Smurfit WestRock Constitution will include advance notice provisions, which will set forth the dates by which shareholders must notify Smurfit WestRock of their intent to nominate a director for election at an upcoming shareholder meeting.

Under the US Exchange Act (Rule 14a-19), Smurfit WestRock must use universal proxy cards, which must include all director nominees presented by management and shareholders for election at shareholder meetings.

Aside from the advance notice provisions that will be included in the Smurfit WestRock Constitution (as discussed in Column 2), Smurfit WestRock’s Constitution will generally contain the same relevant provisions as currently exist in the Smurfit Kappa Articles.

In accordance with the Irish Companies Act, extraordinary general meetings may be convened by (i) the Smurfit WestRock Board, (ii) on requisition of shareholders holding not less than 10% of Smurfit WestRock’s paid up share capital carrying voting rights, (iii) in certain circumstances, on requisition of Smurfit WestRock’s statutory auditors or (iv) in exceptional cases, by order of the Irish High Court.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Statutory Squeeze-outs in Takeovers

The 2006 Takeover Regulations currently apply to Smurfit Kappa and contain a mandatory 90% squeeze-out threshold in any takeover bid for Smurfit Kappa (meaning that once a bidder has obtained acceptance from 90% or more of shareholders, the remaining shareholders may be subject to a mandatory acquisition of their shares on the same terms).

	Not applicable.	The 2006 Takeover Regulations will not apply to Smurfit WestRock. As such, a mandatory squeeze-out threshold in a takeover bid for Smurfit WestRock will be 80% rather than 90%, pursuant to Irish company law.
Financial Statements and Filing Requirements

The relevant financial reporting framework that currently applies in the preparation of Smurfit Kappa’s consolidated financial statements is the International Financial Reporting Standards (IFRS), as adopted by the European Union (which also need to comply with the requirements of the Irish Companies Act).

Smurfit Kappa files its consolidated financial statements on an annual basis with the Registrar of Companies.

Smurfit WestRock will be required to comply with US SEC periodic reporting and filing requirements, including filing annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Forms 10-K and 10-Q require filing certain audited financials and unaudited interim financials. Forms 10-K and 10-Q must be in US GAAP in US dollars. Smurfit WestRock will also file proxy statements and comply with US SEC proxy rules required for shareholder meetings.

Smurfit WestRock must also comply with other applicable US SEC regulations, including those prohibiting selective disclosure of material non-public information and certain disclosure-related requirements, such as assessment of internal controls and disclosure controls.

Smurfit WestRock will be required to file its consolidated financial statements with the Registrar of Companies on an annual basis.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Market Abuse Regulation

EU MAR and UK MAR (including the related DTRs) currently apply to Smurfit Kappa, including in respect of the announcement of inside information and the disclosure of transactions by its persons discharging managerial responsibilities (including its directors) and with persons closely associated with persons discharging managerial responsibilities.

In addition to Regulation FD (discussed below), under NYSE Rules, Smurfit WestRock will be required to quickly release to the public any information which might reasonably be expected to affect the market for its securities.

UK MAR (and the related DTRs) will apply to Smurfit WestRock following the Combination.

EU MAR will apply to subsidiaries of Smurfit WestRock in respect of any financial instruments (such as bonds and debt securities) which are listed on EU-regulated markets.

Regulation FD	EU MAR and UK MAR (including the related DTRs) currently apply to Smurfit Kappa, including in respect of the announcement of “inside information”. Where Smurfit Kappa is in possession of inside information, there is a requirement to release an announcement to the market without delay (unless it can avail of the safe-harbour exemption), in accordance with EU MAR, UK MAR and the DTRs.

Regulation FD prohibits the selective disclosure of material non-public information by publicly traded companies. When Smurfit WestRock discloses material non-public information to certain individuals or entities (including shareholders who would reasonably be expected to trade on the basis of that information), it will also be required to publicly disclose that information simultaneously or, potentially, promptly thereafter.

Regulation FD compliant disclosure includes a Form 8-K or another method that is “reasonably designed to provide broad, non-exclusionary distribution of the information to the public”.

UK MAR (and the related DTRs) will apply to Smurfit WestRock following the Combination.

EU MAR will apply to subsidiaries of Smurfit WestRock in respect of any financial instruments (such as bonds and debt securities) which are listed on EU-regulated markets.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Shareholder Beneficial Ownership Reporting

Smurfit Kappa is currently subject to the beneficial ownership reporting requirements under the Irish Companies Act, the Irish Transparency Regulations and the DTRs.

Under the Irish Transparency Regulations, shareholders of Smurfit Kappa are required to notify Smurfit Kappa and the Central Bank of Ireland of their shareholdings where the percentage of voting rights held in Smurfit Kappa reaches, exceeds or falls below 3% and each whole percentage thereafter. Smurfit Kappa is then required to make this information public.

Similarly, under the Irish Companies Act, shareholders of Smurfit Kappa are required to notify Smurfit Kappa of their shareholdings where the percentage of shares held in Smurfit Kappa reaches, exceeds or falls below 3% and each whole percentage thereafter. There is no obligation on Smurfit Kappa to make this public.

Under the DTRs, shareholders of Smurfit Kappa are required to notify Smurfit Kappa and the FCA of their shareholdings where the percentage of voting rights held in Smurfit Kappa reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%. Smurfit Kappa is then required to make this information public.

In addition, following the announcement of a potential offer, the disclosure requirements under the Irish Takeover Rules apply.

Smurfit WestRock will be required to include ownership information for beneficial owners of more than 5% of its issued share capital and its directors and executive officers in its proxy statement and its Form 10-K (which will typically incorporate the proxy disclosure by reference).

Additionally, under Section 16 of the US Exchange Act, directors, officers and beneficial owners of more than 10% of Smurfit WestRock’s issued share capital, must publicly disclose their beneficial relationship with Smurfit WestRock by filing a Section 16 form.

Beneficial owners of 5% or greater of the issued share capital of Smurfit WestRock will also be required to comply with the reporting obligations of Section 13(d) of the US Exchange Act.

Smurfit WestRock will be required to comply with the disclosure obligations under the Irish Companies Act, the DTRs and the Irish Takeover Rules. The disclosure obligations under the Irish Transparency Regulations will not apply to Smurfit WestRock.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Corporate Governance in respect of Leadership and Company Purpose

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing board leadership and company purpose, including in respect of annual report disclosures, engagement with major shareholders, obtaining workforce views on board issues (or work-force board representation), conflicts of interest and recording of director concerns.

Under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) reviewing, revising and disclosing corporate governance guidelines pertaining to director qualification standards, director responsibilities, director access to management and independent advisors, director compensation and management succession; and

(b) reviewing, revising and disclosing a code of business conduct and ethics for directors, officers and employees pertaining, amongst other things, to conflicts of interest, corporate opportunities, confidentiality, fair dealing and compliance with laws, rules and regulations (including insider trading laws), and promptly disclosing any waivers of the code for directors or executive officers.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.
Corporate Governance in respect of Division of Board Responsibilities and Director Independence

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing division of responsibilities, including the requirements relating to an individual not acting as both Chair and Chief Executive Officer, the independence of the Chair on appointment, at least half of the board (excluding the Chair) being independent non-executive directors and full-time executive directors not taking on other significant appointments.

Under NYSE Rules, Smurfit WestRock will be required to:

(a) have a majority of independent directors, based on the independence tests set forth in NYSE Rules;

(b) have non-management directors (including those who are not independent) who meet at regularly scheduled executive sessions without management, presided over by a non-management director and Smurfit WestRock may instead choose to hold regular executive sessions of independent directors only and, in any event, is required to hold an executive session including only independent directors at least once per year; and

(c) disclose a method for interested parties to communicate directly with the presiding director or with those directors as a group either on or through the company’s website or annual report.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Corporate Governance in respect of Composition, Succession and Evaluation of the Board	As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing composition, succession and evaluation, including relating to the establishment of a nomination committee, a nine year term limit for the Chair (save for in exceptional circumstances), open advertising and/or external consultancy for board appointments and board performance review processes.

Under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) a nominating and corporate governance committee composed entirely of independent directors;

(b) the adoption and disclosure of corporate governance guidelines addressing at least director qualification standards, director responsibilities, and director access to management, and, as necessary, independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the board; and

(c) a written charter for the nominating and corporate governance committee that addresses: (i) the committee’s purpose and responsibilities, which at a minimum must be to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or recommend that the board select, director nominees for the next annual meeting of shareholders, to develop and recommend to the board a set of corporate governance guidelines applicable to the company, and to oversee the evaluation of the board and management; and (ii) the annual performance evaluation of the committee.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Corporate Governance in respect of Audit Risk and Internal Control

Irish company law requires Smurfit Kappa to have an audit committee with at least one independent director with competence in accounting or auditing.

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing audit, risk and internal control, including the requirements in respect of establishing an independent audit committee with specified relevant financial experience, the role of the audit committee, certain annual report disclosures obligations and the assessment of principal risks.

Under the US Exchange Act, NYSE Rules and the Sarbanes-Oxley Act, the audit committee must consist entirely of independent directors, pursuant to US Exchange Act and NYSE independence rules.

Under NYSE Rules, all directors on an audit committee must also be financially literate, as interpreted by the company’s board, and at least one director must have accounting or related financial management expertise. Smurfit WestRock must either disclose the director with expertise or provide an explanation why the audit committee does not have an audit committee financial expert in the company’s annual report.

Finally, under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) certification that it has an internal audit function;

(b) maintenance of an audit committee with at least three members; and

(c) an audit committee written charter that addresses certain requirements, including the committee’s purpose, an annual performance evaluation of the audit committee, and the duties and responsibilities of the audit committee.

Smurfit WestRock will need to comply with the requirements of Irish company law in respect of audit committees. Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Corporate Governance in respect of Compensation / Remuneration

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing compensation, including requirements in respect of establishing a compensation committee with specified relevant experience, the disclosure of the use of compensation consultants, the criteria for compensation schemes, policies for post-employment shareholding requirements, pension contributions, share compensation and performance compensation restrictions for non-executive directors, contract notice period limits and compensation policies.

Under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) a compensation committee composed entirely of independent directors who also satisfy certain additional independence requirements;

(b) a compensation committee written charter that addresses certain requirements, including the committee’s purpose and responsibilities, an annual performance evaluation of the compensation committee and the rights and responsibilities of the compensation committee; and

(c) the compensation committee’s responsibility for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the compensation committee.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)

Auditor Rotation

Irish company law requires Smurfit Kappa, due to its secondary listing of Smurfit Kappa Shares on the Official List of Euronext Dublin, to (i) set a maximum engagement period of 10 years for its statutory auditor, and (ii) have the key audit partner responsible for carrying out the statutory audit cease participation in the statutory audit not later than five years from the date of first appointment to carry out such audit.

		Under the US SEC rules, the lead audit or coordinating partner and the reviewing partner at Smurfit WestRock’s independent auditor must rotate off the audit every five years.	Irish law requirements in respect of auditor rotation will not apply to Smurfit WestRock.
Vote on Compensation and Compensation Policy	Smurfit Kappa puts its director remuneration policy to an advisory shareholder vote every three years.

The US SEC imposes detailed rules on public disclosures regarding executive compensation. Many of these relate to “Named Executive Officers”, which generally include the Chief Executive Officer, Chief Financial Officer and the company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer.

Smurfit WestRock will be required to hold the following non-binding advisor votes on executive compensation:

(a) at least once every three years, a vote is required regarding the compensation of the most highly compensated officers, known as “say-on-pay” votes;

(b) at least once every six years, a separate shareholder vote on whether “say-on-pay” votes should be held every one, two, or three years is required, known as “say-when-on-pay” votes; and

(c) an advisory shareholder vote is required for executive golden parachute compensation in connection with an acquisition or disposition.

The requirements of SRD II will not apply to Smurfit WestRock.

Section D Consequences of a Standard Listing

Application will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA. A standard listing affords investors a lower level of regulatory protection than that afforded to investors in companies whose securities are admitted to the premium listing segment of the Official List of the FCA, which are subject to additional obligations under the Listing Rules. Notwithstanding the paragraphs below, Smurfit WestRock will remain subject to the corporate governance, securities laws and company law obligations detailed in columns 2 and 3 of the table in Section B (Corporate Governance) of this Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance).

The Smurfit WestRock Shares will be admitted to listing on the Official List of the FCA pursuant to Chapter 14 of the Listing Rules, which sets out the requirements for standard listings. An applicant that is applying for a standard listing of equity securities must comply with all the requirements listed in Chapter 2 of the Listing Rules, which specifies the requirements for listing for all securities, and there are a number of continuing obligations set out in Chapter 14 of the Listing Rules. These include requirements as to:

•	the forwarding of circulars and other documentation to the FCA for publication through the national storage mechanism, and related notification to a Regulatory Information Service;

•	the provision of contact details of appropriate persons nominated to act as a first point of contact with the FCA in relation to compliance with the Listing Rules and the DTRs;

•	the form and content of temporary and definitive documents of title;

•	the appointment of a registrar;

•	Regulatory Information Service notification obligations in relation to a range of debt and equity capital issues; and

•	compliance with, in particular, Chapters 4, 5 (if applicable) and 6 of the DTRs.

While Smurfit WestRock will maintain a standard listing, Smurfit WestRock will not be required to comply with the provisions of, amongst other things:

•	Chapter 6 of the Listing Rules containing additional requirements for the listing of equity securities, which are only applicable for companies with a premium listing;

•	Chapter 7 of the Listing Rules, to the extent they refer to the premium listing principles;

•	Chapter 8 of the Listing Rules regarding the appointment of, and consultation with, a sponsor to guide Smurfit WestRock in understanding and meeting its responsibilities under the Listing Rules in connection with certain matters. In particular, Smurfit WestRock is not required to appoint a sponsor in relation to the publication of this Prospectus or the UK Admission;

•	Chapter 9 of the Listing Rules containing provisions relating to transactions, including, amongst other things, requirements relating to further issues of shares, the ability to issue shares at a discount in excess of 10% of market value, notifications and contents of financial information;

•	Chapter 10 of the Listing Rules regarding significant transactions;

•	Chapter 11 of the Listing Rules regarding related party transactions;

•	Chapter 12 of the Listing Rules regarding dealings by a company in its own securities and treasury shares; and

•	Chapter 13 of the Listing Rules regarding the form and content of circulars to be sent to shareholders.

Companies with a standard listing are not currently eligible for inclusion in the UK series of FTSE indices.

As noted in Section C (Changes to the Corporate Governance Rules, Securities Laws and Company Law, and Summary of the Differences Between Listing Categories on the Official List of the FCA following the Combination) of this Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance), subject to the implementation of the FCA’s Draft New UK Listing Rules in their current form post-Completion, it is expected that the premium listing segment of the Official List of the FCA and the standard listing segment of the Official List of the FCA will be replaced by a new single equity listing segment, namely, the Equity Shares (Commercial Companies) category. Non-UK incorporated issuers with equity shares admitted to trading on an overseas regulated, regularly operating, recognised open public market are, subject to meeting the eligibility requirements under the Draft New UK Listing Rules, currently expected to be eligible for a secondary listing on the new Equity Shares (International Commercial Companies Secondary Listing) category.

Subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. It should also be noted that the requirements currently applicable to companies with a premium listing of shares on the Official List of the FCA (as summarised above) are expected to change following the implementation of the FCA’s Draft New UK Listing Rules. For instance, the requirement for shareholder approvals and shareholder circulars for larger acquisitions and disposals and for larger transactions with related parties is expected to no longer apply under the Draft New UK Listing Rules. As at the date of this Prospectus, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Part 10
Operating and Financial Review of the Combined Group

Section A Operating and Financial Review of Smurfit Kappa

This Section A (Operating and Financial Review of Smurfit Kappa) of Part 10 (Operating and Financial Review of the Combined Group) should be read in conjunction with Part 2 (Presentation of Financial and Other Information); Part 18 (Historical Financial Information of Smurfit Kappa); the detailed information relating to Smurfit Kappa included in this Prospectus in Section B (Information on Smurfit Kappa) of Part 8 (Information on the Combined Group); and the information relating to Smurfit Kappa included at Part 14 (Additional Information) of this Prospectus.

Some of the information in the review set forth below and elsewhere in this Prospectus includes forward-looking statements that involve risks and uncertainties. Smurfit Kappa’s actual results may differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, including under Part 1 (Risk Factors) and Part 2 (Presentation of Financial and Other Information) of this Prospectus.

Overview

Smurfit Kappa is one of the world’s largest integrated manufacturers of paper-based packaging products in terms of volumes and sales, with operations in Europe, Latin America, North America and Africa. Smurfit Kappa owns and operates mills and plants which primarily produce a number of grades of containerboard that it converts into corrugated containers or sells to third parties. Smurfit Kappa also produces other types of paper, such as consumer packaging board, sack paper, graphic paper, solidboard and graphic board, and other paper-based packaging products, such as consumer packaging, solidboard packaging, paper sacks and other packaging products such as bag-in-box.

Smurfit Kappa’s net sales are primarily derived from the sale of corrugated containers, and, to a lesser extent, other paper-based packaging products. Packaging accounted for 87.3%, 83.8% and 84.7% of Smurfit Kappa’s total net sales in the financial years ended 31 December 2023, 2022 and 2021, respectively. Third party containerboard and other paper products accounted for the remainder of Smurfit Kappa’s total net sales during the same periods.

Smurfit Kappa’s business is organised and presented in two operating and reportable segments: Europe and the Americas.

•	Europe: The Europe segment includes operations in 22 European countries. Also, Smurfit Kappa’s recently commissioned corrugated plant in Morocco is managed by the Europe segment along with operations producing bag-in-box in Argentina, Canada, Mexico and the United States. The Europe segment accounted for 75.9%, 77.2% and 77.8% of Smurfit Kappa’s total net sales in the financial years ended 31 December 2023, 2022 and 2021, respectively.

•	Americas: The Americas segment covers Smurfit Kappa’s operations in the United States and 11 countries in Latin America. The Americas segment accounted for 24.1%, 22.8% and 22.2% of Smurfit Kappa’s total net sales in the financial years ended 31 December 2023, 2022 and 2021, respectively.

Smurfit Kappa’s Europe segment operates as a highly vertically integrated business. It includes a system of mills and plants that primarily produces a full line of containerboard that is converted into corrugated containers. The Europe segment also produces other types of paper, such as solidboard, sack kraft paper, machine glazed and graphic paper; and other paper-based packaging, such as honeycomb, solidboard packaging and folding cartons, and bag-in-box operations. The Americas segment comprises forestry, paper, corrugated and folding carton activities in a number of Latin American countries and the United States. Smurfit Kappa’s operations in the Americas are highly integrated. Its recycling and wood procurement or forestry operations provide raw materials to its mills, which provide products to its converting plants, and its corrugated board plants are integrated with its sheet plants. Similarly, Smurfit Kappa’s recycled boxboard mills in the Americas are integrated with its folding carton operations. In addition, Smurfit Kappa’s production of sack paper in the Americas is integrated with its paper sack operations.

In the financial years ended 31 December 2023, 2022 and 2021, Smurfit Kappa faced numerous challenges that impacted its industry generally, including sharply increasing input costs, logistics and supply chain constraints, COVID-19 disruptions and the impact of the war in Ukraine. These and other factors impacted both the supply and demand for Smurfit Kappa’s products. Smurfit Kappa’s integrated model, geographic diversity and continued focus on efficiency through investment, as well as its bespoke business applications, have helped it to partially offset these challenges, together with, in 2021 and 2022, paper and corrugated price recovery, and in 2023, resilient corrugated pricing. While the global geopolitical and macroeconomic environments continue to present significant uncertainties, and have contributed to a declining volume environment from the middle of 2022 through to the end of 2023, Smurfit Kappa is confident about its future prospects and continues to see many opportunities for growth, including through its continuous focus on expansion, customer-led innovation and the promotion of its products’ sustainable advantages to advance new growth opportunities.

Recent Developments

On 3 April 2024, SK Treasury completed the Notes Offering in the aggregate principal amount of $2.75 billion, comprised of the 2030 Notes, the 2034 Notes and the 2054 Notes. If Completion does not occur, the Notes will be subject to a Special Mandatory Redemption. Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market. For more information on the Notes, see paragraph 15.2 (Smurfit Kappa) of Part 14 (Additional Information) of this Prospectus.

Executive Summary

Smurfit Kappa’s net sales decreased by $1,416 million, or 10.5%, to $12,093 million in the financial year ended 31 December 2023, from $13,509 million in the financial year ended 31 December 2022. This decrease was primarily due to lower volumes in both Europe and the Americas, as well as a lower selling price/mix in Europe. Net sales increased by $1,576 million, or 13.2%, to $13,509 million in the financial year ended 31 December 2022, from $11,933 million in the financial year ended 31 December 2021. This increase was primarily due to a higher selling price/mix in both Europe and the Americas.

Net income attributable to common stockholders decreased by $209 million, or 20.2%, to $825 million in the financial year ended 31 December 2023, from $1,034 million in the financial year ended 31 December 2022. This decrease was primarily due to a decrease in net sales and additional transaction-related expenses associated with the proposed Combination, which was partially offset by a decrease in costs of goods sold driven by lower raw material and energy costs and a decrease in impairment charges. Net income attributable to common stockholders increased by $232 million, or 28.9%, to $1,034 million in the financial year ended 31 December 2022, from $802 million in the financial year ended 31 December 2021. This increase was primarily due to an increase in net sales, which was partially offset by increases in costs of goods sold driven by higher gas, electricity, raw material and shipping and handling costs, increases in selling, general and administrative costs and the recognition of impairment charges on other assets. A detailed review of Smurfit Kappa’s performance appears below under the paragraph entitled “Results of Operations”.

Smurfit Kappa generated $1,559 million of net cash provided by operating activities in the financial year ended 31 December 2023, compared to $1,433 million in the financial year ended 31 December 2022. This increase was primarily due to an increase in cash from working capital, partially offset by a decrease in net income adjusted for non-cash items, including depreciation, depletion and amortisation, impairment charges for goodwill and other assets, share-based compensation expense, deferred tax (benefit) expense, and pension and other post-retirement funding (more) less than cost (income) resulting in a decrease in cash flows from operating activities of $350 million in aggregate. The working capital inflow in the financial year ended 31 December 2023 was $205 million, compared to a working capital outflow of $333 million in the financial year ended 31 December 2022. The inflow in the financial year ended 31 December 2023 was primarily due to a decrease in accounts receivable, inventories and accounts payable, reflecting a combination of lower box prices, lower paper prices and lower raw material and energy costs. Smurfit Kappa generated $1,433 million of net cash provided by operating activities in the financial year ended 31 December 2022, compared to $1,082 million in the financial year ended 31 December 2021, primarily due to an increase in net income adjusted for non-cash items, including depreciation, depletion and amortisation, impairment charges for goodwill and other assets, share-based compensation expense, deferred tax (benefit) expense, and pension and other post-retirement funding (more) less than cost (income) resulting in an increase in cash flows from operating activities of $393 million in aggregate. The working capital outflow in the financial year ended 31 December 2022 was $333 million compared to $213 million in the financial year ended 31 December 2021. The outflow in the financial year ended 31 December 2022 was primarily due to an increase in accounts receivable and inventories, reflecting the combination of higher box prices, higher paper prices and considerably higher energy costs along with higher other raw material and recovered fibre costs. See the paragraph entitled “—Liquidity and Capital Resources” below for additional information.

Current Trading and Trend Information

In the three months ended 31 March 2024, Smurfit Kappa’s net sales amounted to $2,930 million, a 10% decrease compared to the three months ended 31 March 2023, and its Adjusted EBITDA amounted to $500 million, a 17% decrease compared to the three months ended 31 March 2023. Since then, Smurfit Kappa has continued to perform well, with corrugated box volumes growing in line with management expectations.

Significant Factors and Trends Affecting Smurfit Kappa’s Results

Smurfit Kappa’s operations have been, and will continue to be, affected by many factors, some of which are beyond its control.

Smurfit Kappa’s net sales are primarily derived from the sale of corrugated containers, and, to a lesser extent, other paper-based packaging. As such, Smurfit Kappa’s net sales during any period are largely a function of the volumes and prices of the corrugated containers Smurfit Kappa sells during that period.

Volumes

In general demand for corrugated containers is closely correlated to general economic growth and activity and directionally correlated with levels of industrial production, and is impacted by the trends affecting the choice of medium (paper, plastic, wood) used in the packaging of these products. Further, demand is driven by the need for (i) packaging products for consumer and industrial goods, and (ii) higher value-added corrugated products used for point of sale displays and consumer and shelf-ready packaging.

Demand is also affected by other macroeconomic trends, including inflation, pandemics (including the COVID-19 pandemic and related lockdowns), and global economic and geopolitical developments, among others. For instance, the war in Ukraine and the subsequent inflation, combined with a drop in consumer sentiment and an element of customer destocking to conserve cash flows, had a significant impact on Smurfit Kappa’s box volumes in its Europe segment during the financial year ended 31 December 2022, which reduced by 2.0% (excluding the impact of acquisitions) compared to the financial year ended 31 December 2021. The demand environment for the industry continued to be challenging during 2023, primarily due to destocking and a lack of economic activity in certain sectors, particularly durable goods. While Smurfit Kappa’s box volumes were down by 3.5% (excluding the impact of acquisitions and disposals) in the financial year ended 31 December 2023 compared to the prior financial year, Smurfit Kappa saw a progressive improvement in demand during the year, with a return to growth in the fourth quarter of the year. Looking forward, Smurfit Kappa believes that there will be an end to the destocking and potentially a modest return to growth in 2024, although no assurance can be given in this respect.

Consumer patterns also play a significant role in demand for corrugated packaging. Recent years have seen an acceleration in changing consumer patterns, particularly around e-commerce penetration and heightened awareness of unsustainable packaging solutions. These trends have been positive to date for paper-based packaging, which is made from a renewable resource (wood), is recyclable and, at the end of its life, is fully biodegradable.

Prices

Prices of corrugated containers are primarily a function of the cyclical nature of Smurfit Kappa’s industry, capacity and competition in the markets it operates in, prevailing raw material prices and other operating costs, such as energy, chemicals and transportation, overlaying supply and demand balances. As containerboard costs generally tend to represent over 50% of the cash cost of production for corrugated containers, containerboard price movements tend to impact the prices of corrugated containers.

During the three-year period ended 31 December 2023, pricing for corrugated boxes in both Europe and the Americas has gone through a cycle of increases through 2021 and early 2022, and then decreases later in 2022 and through 2023. The increases were driven primarily by the increase in demand for corrugated containers due to COVID-19 restrictions during the height of the global pandemic, which drove increased online demand for goods, causing a temporary shortage of containerboard and a sharp increase in prices. In 2022, a combination of reduction in demand due to the easing of COVID-19 restrictions and increased capacity led to an oversupply of containerboard and a reduction in containerboard prices. Smurfit Kappa believes the prices have become relatively stable and future movements will be primarily dependent on supply, demand and consumer sentiment factors, although no assurance can be given in this respect.

Foreign currency effects

Smurfit Kappa has operations in a number of countries, across Europe, North and Latin America. As such, currency movements can have a number of direct and indirect impacts on its financial statements which are presented in US dollars. A significant direct impact is the translation of the results of non-US operations to US dollars, primarily those in Europe, which amounted to 75.5%, 76.9% and 77.5% of Smurfit Kappa’s sales for the financial years ended 31 December 2023, 2022 and 2021, respectively. A strengthening of the US dollar against the euro will have a negative impact on the US-reported net sales total and a net positive impact on reported costs and expenses. Indirect impacts include the effect on demand arising from the relative strength or weakness of the US dollar which is particularly important for the industry in which Smurfit Kappa operates in both Europe and Latin America, because US containerboard prices tend to influence the world market. A weak US dollar over a sustained period could result in lower imports into the United States of goods shipped in corrugated containers and, as a result, lower demand for Smurfit Kappa’s containers. A weak US dollar could also result in additional competition in Smurfit Kappa’s European and Latin American markets from US manufacturers that have an incentive to export more products due to increased demand for relatively lower priced US goods.

Raw materials and energy costs

Smurfit Kappa’s margins are significantly affected by the prices that it is able to charge for its products and the costs of the raw materials required to make these products, which tend to be volatile. In total, raw materials accounted for 33.8%, 38.2% and 39.1% of Smurfit Kappa’s total operating costs for the financial years ended 31 December 2023, 2022 and 2021, respectively. While many of Smurfit Kappa’s customer contracts contain price adjustment clauses allowing it to pass increased costs on to its customers, these clauses may not in all cases be effective to offset the increased costs. In addition, where Smurfit Kappa is able to raise prices, there is generally a three- to six-month lag between the time the raw material prices increase and the time Smurfit Kappa realises increased pricing from its customers.

Smurfit Kappa’s production processes are energy intensive, making the cost of production also sensitive to the price of energy (mainly gas and electricity), which has historically been volatile. Total energy costs accounted for 8.8%, 11.0% and 7.3% of Smurfit Kappa’s total operating costs for the financial years ended 31 December 2023, 2022 and 2021, respectively.

Other cost drivers

Smurfit Kappa’s other primary cost drivers include employee benefit expenses (which are largely a function of the number of employees) and shipping and handling costs (which are generally impacted by fuel and general labour inflation), which accounted for 25.0%, 21.5% and 24.4% and 9.1%, 8.3% and 8.9%, respectively, of Smurfit Kappa’s total operating costs for the financial years ended 31 December 2023, 2022 and 2021, respectively. Increasingly, Smurfit Kappa’s contracts with its customers are beginning to include clauses that link prices to movements in costs other than raw material costs.

Acquisitions and divestitures

Smurfit Kappa continually evaluates opportunities for acquisitions to improve market positions within existing markets, support expansion in growth markets or to enter new markets. The results for the period during which an acquisition takes place are affected by the inclusion of the results of the acquired business in Smurfit Kappa’s consolidated results. In addition, the results for the acquired businesses after their acquisition may be impacted positively by synergies or negatively by integration costs. For more information on Smurfit Kappa’s acquisitions during the periods under review, see “Note 2. Acquisitions” of the notes to the Smurfit Kappa Annual Financial Statements. In addition to acquisitions, planned and actual divestitures may also have an impact on Smurfit Kappa’s results. During the financial year ended 31 December 2023, the sale of Smurfit Kappa’s Russian operations was completed following Smurfit Kappa’s previously announced plan to exit the Russian market in an orderly manner during the financial year ended 31 December 2022. For more information, see “Note 19. Disposal of Russian Operations” of the notes to the Smurfit Kappa Annual Financial Statements. There was no material impact on results from divestitures during the financial years ended 31 December 2022 and 2021.

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Results of Operations

The following table summarises Smurfit Kappa’s consolidated results for the three financial years ended 31 December 2023, 31 December 2022 and 31 December 2021:

	Years ended 31 December
		(audited)
		($ millions)
	2023	2022	2021
Net sales	12,093	13,509	11,933
Cost of goods sold	(9,039)	(10,237)	(9,255)
Gross profit	3,054	3,272	2,678
Selling, general and administrative expenses	(1,599)	(1,529)	(1,421)
Goodwill impairment	–—	(12)	–—
Impairment of other assets	(5)	(173)	–—
Transaction-related expenses associated with the proposed Combination	(78)	–—	–—
Operating profit	1,372	1,558	1,257
Pension and other postretirement non-service expense, net	(49)	(8)	(23)
Interest expense, net	(139)	(139)	(165)
Other (expense) income, net	(46)	15	9
Income before income taxes	1,138	1,426	1,078
Income tax expense	(312)	(391)	(276)
Net income	826	1,035	802
Less: Net income attributable to non-controlling interests	(1)	(1)	–—
Net income attributable to common stockholders	825	1,034	802

Results of operations for the year ended 31 December 2023, compared to the year ended 31 December 2022

Net sales

Net sales decreased by $1,416 million, or 10.5%, to $12,093 million in the financial year ended 31 December 2023, from $13,509 million in the financial year ended 31 December 2022. This decrease was primarily due to a reduction of $842 million due to lower volumes, driven by a decrease in box volumes of 3.3% in Europe and 4.3% in the Americas (excluding the impact of acquisitions and disposals), as well as a lower selling price/mix of $789 million, primarily due to lower paper and box pricing in Europe. In addition, there was a net negative impact of $142 million from acquisitions and disposals. The above decreases were partially offset by a net positive foreign currency impact of $390 million, primarily due to the weakening of the US dollar against the euro. See “—Segment Information” below for more detail on Smurfit Kappa’s segment results.

Cost of goods sold

Cost of goods sold decreased by $1,198 million, or 11.7%, to $9,039 million in the financial year ended 31 December 2023, from $10,237 million in the financial year ended 31 December 2022. Cost of goods sold as a percentage of net sales was 74.7% in the financial year ended 31 December 2023 compared to 75.8% in the financial year ended 31 December 2022.

The decrease in cost of goods sold was primarily due to lower raw materials costs of $945 million, driven by a lower volume impact of $351 million due to a reduction in net sales and lower recovered fibre and other raw material costs, which decreased costs by $573 million. In addition, raw materials costs also decreased by $98 million due to the net impact of acquisitions and disposals. These decreases were partially offset by a net negative foreign currency impact of $77 million, primarily due to the weakening of the US dollar against the euro.

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Energy costs decreased by $369 million, primarily driven by a decrease in costs of $317 million due to lower gas and electricity prices, as well as $78 million due to lower volumes in both Europe and the Americas. The decrease in energy costs was partially offset by a net negative foreign currency impact of $35 million, primarily due to the weakening of the US dollar against the euro.

Payroll costs increased by $82 million, due to an increase in pay and a net negative foreign currency impact, primarily due to the weakening of the US dollar against the euro. The increase in payroll costs was partly offset by a reduction in employee numbers.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses increased by $70 million, or 4.6%, to $1,599 million in the financial year ended 31 December 2023, from $1,529 million in the financial year ended 31 December 2022. SG&A expenses as a percentage of net sales was 13.2% in the financial year ended 31 December 2023 and 11.3% in the financial year ended 31 December 2022.

This increase was primarily due to an increase in payroll costs of $30 million due to an increase in pay and a net negative foreign currency impact, primarily due to the weakening of the US dollar against the euro. The increase in payroll costs was partly offset by a reduction in employee numbers. Other factors that contributed to the increase in SG&A expense included a $15 million increase in redundancy and reorganisation costs in connection with Smurfit Kappa’s cost take out programme, a $12 million increase in information technology costs primarily due to a global transformation project and a $10 million increase in travel and entertainment expenses driven by a continued return to more normalised activity following the easing of COVID-19 restrictions. These increases were partially offset by a $14 million decrease in the credit loss charge in the financial year ended 31 December 2023 due to a decrease in the expected loss rate driven by a reduction in the economic risk affecting Smurfit Kappa’s customers, mainly due to a reduction in energy costs and inflationary pressures.

Goodwill impairment

There was no goodwill impairment charge in the financial year ended 31 December 2023. In the financial year ended 31 December 2022, Smurfit Kappa recorded a pre-tax, non-cash goodwill impairment in the Americas segment of $12 million to fully impair the goodwill balance in its Peru reporting unit as a result of continued difficult economic conditions.

Impairment of other assets

In the financial year ended 31 December 2023, Smurfit Kappa recorded an impairment charge of $5 million in respect of property, plant and equipment at the Alfa d’Avignon recycled containerboard mill in France, following the announcement of its closure. In the financial year ended 31 December 2022, Smurfit Kappa recorded an impairment charge of $14 million in the Americas segment and an impairment charge of $159 million in the Europe segment on the assets relating to its Russian operations upon their classification as assets held for sale.

Transaction-related expenses associated with the proposed Combination

In the financial year ended 31 December 2023, Smurfit Kappa incurred $78 million of transaction-related expenses associated with the proposed Combination, which included legal and financial advisory, accounting, and consulting costs as well as bond consent fees incurred in connection with the proposed Combination. There were no expenses associated with the proposed Combination incurred in the financial year ended 31 December 2022.

Pension and other postretirement non-service expense, net

Pension and other postretirement non-service expense, net increased by $41 million, to $49 million in the financial year ended 31 December 2023, from $8 million in the financial year ended 31 December 2022. This increase was primarily due to an increase in interest costs of $48 million due to higher discount rates. The increase in costs was partially offset by an increase in the expected return on assets of $15 million. In addition, there was a net settlement loss of $8 million in the financial year ended 31 December 2023 compared to a net settlement gain of $1 million in the financial year ended 31 December 2022.

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Interest expense, net

Interest expense, net was $139 million in both the financial years ended 31 December 2023 and 31 December 2022. Smurfit Kappa incurred incremental costs of $10 million in the financial year ended 31 December 2023 relating to bridge facility fees associated with the proposed Combination, which was offset by a $10 million decrease in the net interest expense excluding the bridge facility fees, primarily due to additional interest income earned on Smurfit Kappa’s deposits as a result of the higher interest environment, partially offset by higher interest costs on Smurfit Kappa’s variable debt.

Other (expense) income, net

Other (expense) income, net decreased by $61 million, to a net expense of $46 million in the financial year ended 31 December 2023, from net income of $15 million in the financial year ended 31 December 2022. This decrease was primarily due to a $50 million increase in loss on foreign currency transactions, mainly driven by the devaluation of the Argentine Peso, as well as a $5 million decrease in net gain on the disposal of businesses and assets in the financial year ended 31 December 2023.

Income tax expense

Income tax expense decreased by $79 million, or 20.2%, to $312 million (consisting of current tax expense of $340 million and deferred tax income of $28 million) in the financial year ended 31 December 2023, from $391 million (consisting of current tax expense of $350 million and deferred tax expense of $41 million) in the financial year ended 31 December 2022.

The net decrease of $10 million in current tax expense was primarily due to lower profitability. The net decrease of $69 million in deferred tax expense was largely due to: the effects of timing differences on which deferred tax was previously recognised; the impact of deferred tax on certain unremitted earnings where Smurfit Kappa was not availing of a permanent reinvestment assertion; and the recognition of other tax benefits and credits.

Results of operations for the year ended 31 December 2022, compared to the year ended 31 December 2021

Net sales

Net sales increased by $1,576 million, or 13.2%, to $13,509 million in the financial year ended 31 December 2022, from $11,933 million in the financial year ended 31 December 2021. This increase was primarily due to higher selling price/mix in both Europe and the Americas of approximately $3.2 billion and the positive impact of $212 million from acquisitions. The increase was partially offset by a net negative foreign currency impact of approximately $1.5 billion primarily due to the strengthening of the US dollar against the euro, as well as a $337 million reduction due to lower volumes, primarily due to a decrease of approximately 2.0% in box volumes in the Europe segment (excluding the impact of acquisitions). See “—Segment Information” below for more detail on Smurfit Kappa’s segment results.

Cost of goods sold

Cost of goods sold increased by $982 million, or 10.6%, to $10,237 million in the financial year ended 31 December 2022, from $9,255 million in the financial year ended 31 December 2021. Cost of goods sold as a percentage of net sales was 75.8% in the financial year ended 31 December 2022 compared to 77.6% in the financial year ended 31 December 2021.

The increase in cost of goods sold was primarily due to higher energy costs of $540 million primarily driven by an increase in costs of $569 million due to higher gas and electricity prices. This increase was partially offset by a net positive foreign currency impact of $98 million, primarily due to the strengthening of the US dollar against the euro. The remaining increase in energy costs was primarily due to the impact of acquisitions.

Raw material costs increased by $396 million due to higher recovered fibre and other raw material costs, which increased costs by $865 million, partially offset by a $557 million net positive foreign currency impact, primarily due to the strengthening of the US dollar against the euro. The remaining increase reflected additional costs of $138 million due to the impact of acquisitions, partially offset by a decrease in costs of $50 million due to lower volumes.

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Shipping and handling costs increased by $43 million, reflecting higher fuel prices, which increased costs by $151 million, partially offset by a net positive foreign currency impact of $120 million, primarily due to the strengthening of the US dollar against the euro.

Payroll costs decreased by $52 million, driven by a net positive foreign currency impact of $192 million primarily due to the strengthening of the US dollar against the euro, partially offset by the underlying increase in payroll costs of $140 million due to an increase in headcount along with inflationary pay increases.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses increased by $108 million, or 7.6%, to $1,529 million in the financial year ended 31 December 2022, from $1,421 million in the financial year ended 31 December 2021. SG&A expenses as a percentage of net sales was 11.3% in the financial year ended 31 December 2022 and 11.9% in the financial year ended 31 December 2021.

The increase in SG&A expenses of $108 million included a net positive foreign currency impact of $156 million primarily due to the strengthening of the US dollar against the euro. Excluding the impact of foreign currency, SG&A expenses increased by $264 million, driven by a variety of factors, including an increase in payroll costs of $108 million due to an increase in headcount along with inflationary pay increases. Other factors included: a higher provision for legal costs of $26 million; a $19 million increase in redundancy and reorganisation costs in connection with Smurfit Kappa’s cost take out programme; and an $18 million increase in travel and entertainment expenses driven by the return to more normalised activity following the easing of COVID-19 restrictions. Further, Smurfit Kappa recognised a credit loss charge of $16 million in the financial year ended 31 December 2022, compared to a credit of $4 million in the financial year ended 31 December 2021. The charge in the financial year ended 31 December 2022 was driven by an increase in the expected loss rate due to the impact of uncertain economic risk to Smurfit Kappa’s customers arising from: the war in Ukraine; persistent inflationary pressures; increased energy costs; and the overall cost of living crisis.

Goodwill impairment

In the financial year ended 31 December 2022, Smurfit Kappa recorded a pre-tax, non-cash goodwill impairment in the Americas segment of $12 million to fully impair the goodwill balance in its Peru reporting unit as a result of continued difficult economic conditions. No such impairment charge was recognised in the financial year ended 31 December 2021.

Impairment of other assets

In the financial year ended 31 December 2022, Smurfit Kappa recorded an impairment charge of $14 million in the Americas segment and an impairment charge of $159 million in the Europe segment on the assets relating to its Russian operations upon their classification as assets held for sale. No such impairment charges were recognised in the financial year ended 31 December 2021 and no assets were classified as held for sale as of 31 December 2021.

Pension and other postretirement non-service expense, net

Pension and other postretirement non-service expense, net decreased by $15 million, or 65.3%, to $8 million in the financial year ended 31 December 2022, from $23 million in the financial year ended 31 December 2021. This decrease was primarily due to a settlement loss of $21 million primarily on one of Smurfit Kappa’s Dutch plans in the financial year ended 31 December 2021 compared to a net settlement gain of $1 million in the financial year ended 31 December 2022. In addition, there was a reduction in amortisation loss of $14 million driven by an increase in discount rates, partially offset by an increase in interest costs of $12 million and a decrease in expected return on assets of $9 million.

Interest expense, net

Interest expense, net decreased by $26 million, or 15.6%, to $139 million in the financial year ended 31 December 2022, from $165 million in the financial year ended 31 December 2021. This decrease was primarily due to the payment of a redemption premium of $33 million in 2021, together with the related accelerated write-off of unamortised debt issue costs of $3 million due to the early redemption of bonds in 2021. Additionally, there was a $3 million decrease in non-cash interest costs primarily due to a reduction in expenses related to the amortisation of debt issuance costs.

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The decrease in interest expense, net was partially offset by an increase in net cash interest costs of $13 million, predominantly due to the relative increase in interest rates in currencies where Smurfit Kappa was in a net debt position compared to those where it was in a net cash position. Additionally, Smurfit Kappa’s variable rate borrowings in Latin American countries, such as Brazil and Colombia, experienced considerable interest rate increases during the year, leading to a higher cash interest expense.

Other income, net

Other income, net increased by $6 million, or 58.3%, to $15 million in the financial year ended 31 December 2022, from $9 million in the financial year ended 31 December 2021. This increase was partially due to a $6 million increase in the net gain on the disposal of businesses and assets in the financial year ended 31 December 2022. Additionally, movements in fair value gains and losses on Smurfit Kappa’s commodity derivatives resulted in an increase in other income, net of $6 million. Smurfit Kappa also realised a $1 million increase in the foreign currency gain on its debt on a year-over-year basis and a $3 million increase in actuarial gains on its long-term benefit plans. These increases in other income, net were partially offset by an $8 million trading foreign currency loss and a $4 million decrease due to movements in fair value gains and losses on financial assets and liabilities.

Income tax expense

Income tax expense increased by $115 million, or 41.7%, to $391 million (consisting of current tax expense of $350 million and deferred tax expense of $41 million) in the financial year ended 31 December 2022, from $276 million (consisting of current tax expense of $298 million and deferred tax income of $22 million) in the financial year ended 31 December 2021.

The net increase of $52 million in current tax expense was primarily due to higher profitability. The net reduction of $63 million in deferred tax income was largely due to: the reversal of timing differences on which deferred tax was previously recognised; the impact of deferred tax on certain unremitted earnings where Smurfit Kappa was not availing of a permanent reinvestment assertion; and the recognition of other tax benefits and credits.

Segment Information

Smurfit Kappa has identified its operating segments based on the manner in which reports are reviewed by its Chief Operating Decision Maker, which is determined to be the executive management team responsible for assessing performance, allocating resources and making strategic decisions. Smurfit Kappa has identified two operating segments: Europe and the Americas.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis, but exclude central costs such as corporate governance costs, including executive costs, and costs of Smurfit Kappa’s legal, company secretarial, pension administration, tax, treasury and controlling functions and other administrative costs. Segment profit is measured based on Adjusted EBITDA, defined as net income before taxes, interest expense, net, depreciation, depletion and amortisation, goodwill impairment, impairment of other assets, transaction-related expenses associated with the proposed Combination, restructuring costs, share-based compensation expense, pension expense (excluding current service cost), and other (expense) income, net. For more information on Smurfit Kappa’s segmental Adjusted EBITDA during the periods under review, see “Note 3. Segment Information” of the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus.

The following table contains selected financial information for Smurfit Kappa’s segments for the financial years ended 31 December 2023, 2022 and 2021:

	Year ended 31 December
	(audited)
	($ million)
	2023	2022	2021
Net sales:
Europe	9,184	10,432	9,285
The Americas	2,909	3,077	2,648
Total	12,093	13,509	11,933

Adjusted EBITDA:
Europe	1,653	1,883	1,478
The Americas	551	557	465
Total	2,204	2,440	1,943

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Net Sales – Europe Segment

The year ended 31 December 2023, compared to the year ended 31 December 2022

Net sales for the Europe segment decreased by $1,248 million, or 12.0%, to $9,184 million in the financial year ended 31 December 2023, from $10,432 million in the financial year ended 31 December 2022. This decrease was primarily due to a lower selling price/mix of $779 million, primarily due to lower paper and box pricing, as well as a decrease in box volumes of 3.3% (excluding the impact of acquisitions and disposals), which reduced net sales by $623 million. In addition, there was a net negative impact of $168 million from acquisitions and disposals. The above decreases were partially offset by a net positive foreign currency impact of $321 million, primarily due to the weakening of the US dollar against the euro.

The year ended 31 December 2022, compared to the year ended 31 December 2021

Net sales for the Europe segment increased by $1,147 million, or 12.4%, to $10,432 million in the financial year ended 31 December 2022, from $9,285 million in the financial year ended 31 December 2021. This increase was primarily due to a higher selling price/mix of approximately $2.4 billion, as well as an increase due to acquisitions of $104 million. The increase was partially offset by a net negative foreign currency impact of $1.0 billion due to the strengthening of the US dollar against the euro. In addition, there was a $311 million decrease in net sales primarily due to a reduction of approximately 2.0% in box volumes (excluding the impact of acquisitions) against a strong prior year comparative, with a slowdown in the German and UK markets in particular being partly offset by a more robust performance in countries such as France and Spain.

Adjusted EBITDA – Europe Segment

The year ended 31 December 2023, compared to the year ended 31 December 2022

Adjusted EBITDA for the Europe segment decreased by $230 million, or 12.2%, to $1,653 million in the financial year ended 31 December 2023, from $1,883 million in the financial year ended 31 December 2022. This decrease was primarily due to a $1,248 million decrease in net sales and an increase in payroll costs, partially offset by a decrease in raw materials and energy costs.

Payroll costs increased by $81 million, due to an increase in pay and a net negative foreign currency impact, primarily due to the weakening of the US dollar against the euro. The increase in payroll costs was partly offset by a reduction in employee numbers.

Raw material costs decreased by $711 million, primarily due to lower recovered fibre and other raw material costs which decreased by $430 million, as well as a decrease of $259 million due to lower volumes. In addition, the net impact of acquisitions and disposals resulted in a decrease in raw material costs of $107 million. These decreases in raw material costs were partially offset by an $85 million net negative foreign currency impact, primarily due to the weakening of the US dollar against the euro.

Energy costs decreased by $371 million, driven by lower gas and electricity prices, which decreased costs by $328 million, and the impact of lower volumes, which decreased costs $71 million. These decreases in energy costs were partially offset by a net negative foreign currency impact of $28 million, primarily due to the weakening of the US dollar against the euro.

The year ended 31 December 2022, compared to the year ended 31 December 2021

Adjusted EBITDA for the Europe segment increased by $405 million, or 27.4%, to $1,883 million in the financial year ended 31 December 2022, from $1,478 million in the financial year ended 31 December 2021. The increase was primarily due to a $1,147 million increase in net sales partially offset by an increase in energy, raw materials and shipping and handling costs. The increase in these costs was partially offset by lower payroll costs.

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Energy costs increased by $506 million, driven by higher gas and electricity prices, which increased costs by $523 million, and the impact of acquisitions, which increased costs $60 million. These increases in energy costs were partially offset by a net positive foreign currency impact of $84 million, primarily due to the strengthening of the US dollar against the euro.

Raw material costs increased by $224 million, due to higher recovered fibre and other raw material costs which increased by $604 million, and an increase of $94 million due to the impact of acquisitions. These increases in raw material costs were partially offset by: a $417 million net positive foreign currency impact, primarily due to the strengthening of the US dollar against the euro; and $57 million due to lower volumes.

Shipping and handling costs increased by $17 million, primarily due to higher fuel prices as well as the impact of acquisitions, which increased costs by $112 million and $15 million, respectively. These increases in shipping and handling costs were partially offset by a net positive foreign currency impact of $102 million, primarily due the strengthening of the US dollar against the euro.

Payroll costs reduced by $84 million which reflected a net positive foreign currency impact of $234 million, primarily due to the strengthening of the US dollar against the euro, partially offset by $150 million of higher costs due to an increase in headcount and inflationary pay increases.

Net Sales – Americas Segment

The year ended 31 December 2023, compared to the year ended 31 December 2022

Net sales for the Americas segment decreased by $168 million, or 5.5%, to $2,909 million in the financial year ended 31 December 2023, from $3,077 million in the financial year ended 31 December 2022. This decrease was primarily due to the impact of lower volumes of $220 million, driven by a decrease in box volumes of 4.3% (excluding the impact of acquisitions), partially offset by a net positive foreign currency impact of $70 million and a positive impact of $25 million from acquisitions.

The year ended 31 December 2022, compared to the year ended 31 December 2021

Net sales for the Americas segment increased by $429 million, or 16.2%, to $3,077 million in the financial year ended 31 December 2022, from $2,648 million in the financial year ended 31 December 2021. This increase was primarily due to a higher selling price/mix which contributed an estimated $860 million, along with a positive impact of $108 million from acquisitions. These increases were partially offset by a net negative foreign currency impact of $521 million, primarily due to the strengthening of the US dollar.

Adjusted EBITDA – Americas Segment

The year ended 31 December 2023, compared to the year ended 31 December 2022

Adjusted EBITDA for the Americas segment decreased by $6 million, or 1.1%, to $551 million in the financial year ended 31 December 2023, from $557 million in the financial year ended 31 December 2022. This decrease was primarily due to a $168 million decrease in net sales, a $30 million increase in payroll costs and a $42 million increase in other costs, partially offset by a $234 million decrease in raw material costs.

Raw material costs decreased by $234 million, due to lower costs for recovered fibre and other raw material, which decreased costs by $143 million, as well as a decrease of $92 million due to lower volumes.

Payroll costs increased by $30 million, primarily due to an increase in pay partly offset by lower employee numbers.

The $42 million increase in other costs was primarily due to an increase in information technology costs driven by a global transformation project; increased repairs and maintenance costs; and increases in other plant costs.

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The year ended 31 December 2022, compared to the year ended 31 December 2021

Adjusted EBITDA for the Americas segment increased by $92 million, or 19.7%, to $557 million in the financial year ended 31 December 2022, from $465 million in the financial year ended 31 December 2021. The increase was primarily due to a $429 million increase in net sales, partially offset by higher raw material, energy, shipping and handling, and payroll costs.

Raw material costs increased by $173 million due to higher costs for recovered fibre and other raw material, which increased costs by $261 million, and an increase of $44 million due to the impact of acquisitions. The increase in raw material costs was partly offset by a net positive foreign currency impact of $139 million due to the strengthening of the US dollar.

Energy costs increased by $33 million, driven by higher gas and electricity prices which increased costs by $46 million, partially offset by a net positive impact from currency of $14 million primarily due to the strengthening of the US dollar.

Shipping and handling costs increased by $26 million, primarily due to higher fuel prices, which increased costs by $40 million. The increase in shipping and handling costs was partially offset by a net positive foreign currency impact of $18 million, primarily due the strengthening of the US dollar. Payroll costs were $48 million higher, driven by an increase in headcount and inflationary pay increases.

Liquidity and Capital Resources

Sources and uses of cash

Smurfit Kappa’s primary sources of liquidity are the cash flows generated from its operations, along with borrowings under its Revolving Credit Facility. See “Note 10. Debt” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for more information regarding Smurfit Kappa’s debt during the financial year ended 31 December 2023. The primary uses of this liquidity are to fund Smurfit Kappa’s day-to-day operations, capital expenditure, debt service, dividends and other investment activity, including acquisitions.

In connection with the entry into the Transaction Agreement, Smurfit Kappa entered into the Commitment Letter, under which Citibank, N.A., London Branch and Citicorp North America Inc. arranged and underwrote a $1.5 billion senior unsecured bridge term loan for the purpose of financing (directly or indirectly) the Cash Consideration and/or fees, commissions, costs and expenses payable in relation to the Combination. On 13 October 2023, Smurfit Kappa entered into the $1.5 billion Bridge Facility Agreement with the Bridge Facility Lenders. Upon entering into the Bridge Facility Agreement, the commitments under the Commitment Letter were cancelled.

On 3 April 2024, SK Treasury issued $2.75 billion in aggregate principal amount of the Notes, which automatically cancelled the commitments in respect of the Bridge Facility Agreement. The net proceeds from the Notes Offering will be available to finance (directly or indirectly) the Cash Consideration and any fees, commissions, costs and expenses in connection with the Combination and the Notes Offering. Any amounts in excess of the Cash Consideration and the fees, commission, costs and expenses in connection with the Combination and the Notes Offering are intended to be used for general corporate purposes, including the repayment of indebtedness. For more information on the Notes, see paragraph 10 (Financing) in Part 6 (Information on the Combination) of this Prospectus.

Smurfit Kappa is a party to enforceable and legally binding contractual obligations involving commitments to make payments to third parties. These obligations impact Smurfit Kappa’s short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on Smurfit Kappa’s consolidated balance sheet as of 31 December 2023, while others are considered future obligations. Smurfit Kappa’s contractual obligations primarily consist of items such as long-term debt, including current portion, lease obligations, purchase obligations and other obligations. See the paragraph entitled “—Contractual Obligations and Commitments” below for more details.

As at 31 December 2023, Smurfit Kappa had $3,769 million of debt, of which $85 million was current. As at 31 December 2023, Smurfit Kappa held cash and cash equivalents of $1,000 million, of which $762 million were held in euro, $109 million were held in US dollars, $18 million were held in GBP, and $111 million were held in other currencies. As at 31 December 2023, Smurfit Kappa had $17 million of restricted cash, of which $3 million of restricted cash was held in securitisation bank accounts and a further $14 million of restricted cash was held in other Smurfit Kappa subsidiaries and by a trust which facilitates the operation of Smurfit Kappa’s long-term incentive plans. Restricted cash comprises cash held by Smurfit Kappa, but which is used as security for specific financing arrangements, and to which Smurfit Kappa does not have unfettered access.

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Included within the carrying value of Smurfit Kappa’s borrowings as at 31 December 2023 are deferred debt issue costs of $22 million, of which $7 million is current, all of which will be recognised in interest expense in Smurfit Kappa’s Consolidated Statement of Operations using the effective interest rate method over the remaining life of the borrowings.

As at 31 December 2023, committed facilities (excluding short-term sundry bank loans, overdrafts and the bridge facility, which was then available to finance the Cash Consideration and/or fees, commissions, costs and expenses in relation to the proposed Combination) amounted to $5,527 million, of which $3,695 million was utilised at 31 December 2023. The weighted average period until maturity of undrawn committed facilities was 2.2 years as at 31 December 2023.

Smurfit Kappa’s borrowing agreements contain certain covenants that restrict its flexibility to incur additional indebtedness or create additional liens on its assets. Smurfit Kappa’s borrowing agreements also contain financial covenants, the primary ones being a maximum net borrowings to covenant EBITDA of 3.75 times and a minimum covenant EBITDA to net interest payable of 3.00 times (in each case defined in the relevant facility agreement). As of 31 December 2023, Smurfit Kappa was in full compliance with the requirements of its covenant agreements. As at 31 December 2023, as defined in the relevant facility agreement, net borrowings to covenant EBITDA was 1.4 times and covenant EBITDA to net interest was 15.6 times. For a description of Smurfit Kappa’s material borrowing agreements, see paragraph 15.2 (Smurfit Kappa) of Part 14 (Additional Information).

Under the Transaction Agreement, Smurfit Kappa is subject to a range of restrictions on the conduct of its business and generally must operate its business in the ordinary course consistent with past practice prior to Completion, subject to certain exceptions set forth in the Transaction Agreement. The Transaction Agreement also contains covenants that restrict Smurfit Kappa’s ability to undertake certain actions without consent from WestRock, including its ability to incur additional indebtedness or to modify its existing debt arrangements under certain circumstances. Subject to these restrictions, Smurfit Kappa anticipates funding its capital expenditures, debt service, dividends and other investment activity for the foreseeable future using the items discussed above. In addition, Smurfit Kappa regularly reviews its capital structure and conditions in the private and public debt markets in order to optimise its mix of indebtedness. In connection with these reviews, and subject to restrictions imposed in the Transaction Agreement, Smurfit Kappa may seek to refinance existing indebtedness to extend maturities, reduce borrowing costs or otherwise improve the terms and composition of its indebtedness.

Cash flow activity

The following table contains selected financial information from Smurfit Kappa’s Consolidated Statements of Cash Flows for the financial years ended 31 December 2023, 2022 and 2021:

	Year ended 31 December
	(audited)
	($ million)
	2023	2022	2021
Net cash provided by operating activities	1,559	1,433	1,082
Net cash used for investing activities	(931)	(1,020)	(1,172)
Net cash (used for) generated by financing activities	(479)	(431)	76

Net cash provided by operating activities increased by $126 million, or 8.8%, to $1,559 million in the financial year ended 31 December 2023 from $1,433 million in the financial year ended 31 December 2022, primarily due to an increase in cash from working capital, partially offset by a decrease in net income adjusted for non-cash items, including depreciation, depletion and amortisation, impairment charges for goodwill and other assets, share-based compensation expense, deferred tax (benefit) expense, and pension and other post-retirement funding (more) less than cost (income) resulting in a decrease in cash flows from operating activities of $350 million in aggregate. The working capital inflow in the financial year ended 31 December 2023 was $205 million, compared to a working capital outflow of $333 million in the financial year ended 31 December 2022. The inflow in the financial year ended 31 December 2023 was primarily due to a decrease in accounts receivable, inventories and accounts payable, reflecting the combination of lower box prices, lower paper prices and lower raw material and energy costs.

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Net cash provided by operating activities increased by $351 million, or 32.4%, to $1,433 million in the financial year ended 31 December 2022 from $1,082 million in the financial year ended 31 December 2021, primarily due to an increase in net income adjusted for non-cash items, including depreciation, depletion and amortisation, impairment charges for goodwill and other assets, share-based compensation expense, deferred tax (benefit) expense, and pension and other post-retirement funding (more) less than cost (income) resulting in an increase in cash flows from operating activities of $393 million in aggregate. The working capital outflow in the financial year ended 31 December 2022 was $333 million compared to $213 million in the financial year ended 31 December 2021. The outflow in the financial year ended 31 December 2022 was primarily due to an increase in accounts receivable and inventories, reflecting the combination of higher box prices, higher paper prices and considerably higher energy costs along with higher other raw material and recovered fibre costs.

Net cash used for investing activities of $931 million in the financial year ended 31 December 2023 consisted primarily of capital expenditures of $929 million, cash paid for purchase of businesses, net of cash acquired of $29 million, cash from capital grants of $14 million and proceeds from sale of property, plant and equipment of $17 million. Net cash used for investing activities of $1,020 million in the financial year ended 31 December 2022 consisted primarily of capital expenditures of $930 million and cash paid for purchase of businesses, net of cash acquired of $93 million. Net cash used for investing activities of $1,172 million in the financial year ended 31 December 2021 consisted primarily of capital expenditures of $715 million and cash paid for purchase of businesses, net of cash acquired of $480 million.

Net cash used for financing activities of $479 million in the financial year ended 31 December 2023 consisted primarily of cash dividends paid to stockholders of $391 million and repayment of debt of $136 million, partially offset by additions to debt of $88 million. Net cash used for financing activities of $431 million in the financial year ended 31 December 2022 consisted primarily of cash dividends paid to stockholders of $349 million, share buyback of $42 million, and repayment of debt of $56 million, partially offset by additions to debt of $52 million. Net cash generated by financing activities of $76 million in the financial year ended 31 December 2021 consisted primarily of additions to debt of $1,248 million, partially offset by repayments of debt of $665 million, net repayments of revolving credit facilities of $109 million, and cash dividends paid to stockholders of $365 million.

Contractual Obligations and Commitments

Smurfit Kappa’s cash requirements from contractual obligations and commitments include:

•	Debt obligations. See “Note 10. Debt” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for more information on Smurfit Kappa’s debt obligations and timing of expected future payments.

•	Operating and finance leases. See “Note 11. Leases” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for more information on Smurfit Kappa’s debt obligations and timing of expected future payments.

•	Pension liabilities. See “Note 18. Retirement Plans” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for more information on Smurfit Kappa’s pension liabilities and the timing of expected future benefit payments under its pension plans and postretirement plans.

•	Capital commitments. See “Note 21. Commitments and Contingencies” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for more information on Smurfit Kappa’s future spending for property, plant and equipment that Smurfit Kappa is obligated to purchase.

•	Purchase commitments. See “Note 21. Commitments and Contingencies” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for more information on Smurfit Kappa’s purchase commitments and the timing of the expected future payments.

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Capital Expenditure

Smurfit Kappa’s capital expenditure primarily consists of investments to support its growth, including its Innovation and Better Planet Packaging projects, as well as significant environmental, safety and cost reduction investments, in addition to ongoing projects to maintain the existing assets of Smurfit Kappa.

Capital expenditure for the financial years ended 31 December 2023, 2022 and 2021 was $929 million, $930 million and $715 million, respectively.

Off-Balance Sheet Arrangements

Smurfit Kappa does not have any off-balance sheet arrangements.

Non-US GAAP Financial Measures

Smurfit Kappa reports its financial results in accordance with generally accepted accounting principles in the United States (“US GAAP”). However, management believes certain non-US GAAP financial measures provide additional meaningful financial information that may be relevant when assessing its ongoing performance.

Smurfit Kappa uses the non-US GAAP financial measures “Adjusted EBITDA”, “Net Debt”, “Net Leverage Ratio”, “Adjusted Net Income”, “Adjusted EPS”, and “Adjusted Free Cash Flow”. These financial measures are not defined or recognised under US GAAP and are presented because Smurfit Kappa believes that these measures provide both management and users of Smurfit Kappa’s consolidated financial statements with useful additional information when evaluating its operating and financial performance. However, these financial measures are not intended to be considered in isolation of or as a substitute for, or superior to, financial information prepared and presented in accordance with US GAAP and should be viewed in addition to, and not as an alternative to, its US GAAP results. The non-US GAAP financial measures Smurfit Kappa presents may differ from similarly captioned measures presented by other companies.

Adjusted EBITDA

Smurfit Kappa uses the non-US GAAP financial measure “Adjusted EBITDA” to evaluate its overall performance. The composition of Adjusted EBITDA is not addressed or prescribed by US GAAP. Smurfit Kappa defines Adjusted EBITDA as net income before income tax expense, depreciation, depletion and amortisation expense, goodwill impairment, impairment of other assets, transaction-related expenses associated with the proposed Combination, interest expense, net, restructuring costs, pension expense (excluding current service cost), share-based compensation expense and other expense (income), net. Smurfit Kappa views Adjusted EBITDA as an appropriate and useful measure used to compare financial performance between periods.

Management believes that the most directly comparable US GAAP measure to Adjusted EBITDA is “Net income”. Management believes this measure provides Smurfit Kappa’s management, board of directors, investors, potential investors, securities analysts and others with useful information to evaluate Smurfit Kappa’s performance because, in addition to interest expense, net, income tax expense, pension expense (excluding current service cost), share-based compensation expense, and depreciation, depletion and amortisation, it also excludes restructuring costs, impairment of goodwill and other assets and other specific items that management believes are not indicative of the operating results of the business. Smurfit Kappa and its board of directors use this information in making financial, operating and planning decisions and when evaluating Smurfit Kappa’s performance relative to other periods.

Set forth below is a reconciliation of the non-US GAAP financial measure Adjusted EBITDA to Net income, the most directly comparable US GAAP measure, for the periods indicated.

	Year ended 31 December
		($ millions)
	2023	2022	2021
Net income	826	1,035	802
Income tax expense	312	391	276
Depreciation, depletion and amortisation	580	564	554
Goodwill impairment	—	12	—
Impairment of other assets(1)	5	173	—
Transaction-related expenses associated with the proposed Combination	78	—	—
Interest expense, net	139	139	165
Restructuring costs	27	15	—
Pension expense (excluding current service cost)	49	8	23
Share-based compensation expense	66	68	82
Other expense (income), net	46	(15)	(9)
Adjusted EBITDA	2,128	2,390	1,893

Note:

(1)	For the financial year ended 31 December 2023, impairment of other assets is made up of impairment of non-current assets of $5 million. For the financial year ended 31 December 2022, impairment of other assets is made up of impairment of non-current assets of $14 million and impairment of the Russian operations of $159 million.

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Net Debt and Net Leverage Ratio

Smurfit Kappa uses the non-US GAAP financial measures “Net Debt” and “Net Leverage Ratio” as useful measures to highlight the overall movement resulting from its operating and financial performance and its overall leverage position. Management believes these measures provide Smurfit Kappa’s board of directors, investors, potential investors, securities analysts and others with useful information to evaluate Smurfit Kappa’s repayment of debt relative to other periods. Smurfit Kappa defines Net Debt as borrowings net of cash and cash equivalents. Smurfit Kappa defines Net Leverage Ratio as Net Debt divided by Adjusted EBITDA.

Set forth below is a reconciliation of the non-US GAAP financial measure Net Debt to total borrowings, the most directly comparable US GAAP measure, for the periods indicated.

	Year ended 31 December
	($ millions, except Net Leverage Ratio)
	2023	2022	2021
Current portion of debt(1)	78	96	88
Non-current debt due after one year(1)	3,669	3,568	3,770
Less:
Cash and cash equivalents	(1,000)	(841)	(985)
Net Debt	2,747	2,823	2,873
Adjusted EBITDA	2,128	2,390	1,893
Net Leverage Ratio	1.3	1.2	1.5

Note:

(1)	Includes unamortised deferred debt issue costs.

Adjusted Net Income and Adjusted Earnings per Share

Smurfit Kappa uses the non-US GAAP financial measures “Adjusted Net Income” and “Adjusted Earnings Per Share”. Management believes these measures provide Smurfit Kappa’s management, board of directors, investors, potential investors, securities analysts and others with useful information to evaluate Smurfit Kappa’s performance because they exclude transaction-related expenses associated with the proposed Combination, restructuring costs, goodwill impairment, impairment of other assets and other specific items that management believes are not indicative of the operating results of the business. Smurfit Kappa and its board of directors use this information when making financial, operating and planning decisions and when evaluating Smurfit Kappa’s performance relative to other periods. Smurfit Kappa believes that the most directly comparable US GAAP measures to Adjusted Net Income and Adjusted Earnings Per Share are Net income attributable to common stockholders and basic earnings per share attributable to common stockholders (“Earnings per share”).

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Set forth below is a reconciliation of the non-US GAAP financial measure Adjusted Net Income to Net income attributable to common stockholders and Earnings per share to Adjusted Earnings per Share, the most directly comparable US GAAP measures for the periods indicated.

	Year ended 31 December
	($ million, except per share data)
	2023	2022	2021
Net income attributable to common stockholders	825	1,034	802
Transaction-related expenses associated with the proposed Combination	78	—	—
Goodwill impairment	—	12	—
Impairment of other assets(1)	5	173	—
Restructuring costs	27	15	—
Bridge facility fees	10	—	—
Charges related to early redemption of bonds(2)	—	—	36
Income tax on items listed above	(8)	(21)	(5)
Adjusted Net Income	937	1,213	833
Earnings per share – basic	$3.19	$4.00	$3.12
Transaction-related expenses associated with the proposed Combination	0.30	—	—
Goodwill impairment	—	0.05	—
Impairment of other assets(1)	0.02	0.67	—
Restructuring costs	0.11	0.06	—
Bridge facility fees	0.04	—	—
Charges related to early redemption of bonds(2)	—	—	0.14
Income tax on items listed above	(0.03)	(0.09)	(0.02)
Adjusted Earnings Per Share – Basic	$3.63	$4.69	$3.24

Notes:

(1)	For the financial year ended 31 December 2023, impairment of other assets is made up of impairment of non-current assets of $5 million. For the financial year ended 31 December 2022, impairment of other assets is made up of impairment of non-current assets of $14 million and impairment of the Russian operations of $159 million.
(2)	Charges related to early redemption of bonds in the financial year ended 31 December 2021 is comprised of interest expense, net of $33 million related to a redemption premium and $3 million of related accelerated write-off of unamortised costs due to the early redemption of bonds.

Adjusted Free Cash Flow

Smurfit Kappa uses the non-US GAAP financial measure “Adjusted Free Cash Flow”. The composition of Adjusted Free Cash Flow is not addressed or prescribed by US GAAP. Smurfit Kappa defines Adjusted Free Cash Flow as net cash provided by operations as adjusted to exclude certain costs not reflective of underlying operations. Adjusted Free Cash Flow is a non-US GAAP measure, and the most directly comparable US GAAP measure is net cash provided by operating activities. Management utilises this measure in connection with managing Smurfit Kappa’s business and believes that Adjusted Free Cash Flow is useful to investors as a liquidity measure because it measures the amount of cash generated that is available, after reinvesting in the business, to maintain a strong balance sheet, pay dividends, repurchase stock, service debt and make investments for future growth. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. By adjusting for certain items that are not indicative of Smurfit Kappa’s underlying operational performance, Smurfit Kappa believes that Adjusted Free Cash Flow also enables investors to perform meaningful comparisons between past and present periods.

Set forth below is a reconciliation of the non-US GAAP financial measure Adjusted Free Cash Flow to Net cash provided by operating activities, the most directly comparable US GAAP measure, for the periods indicated.

	Year ended 31 December
	($ million)
	2023	2022	2021
Net cash provided by operating activities	1,559	1,433	1,082
Adjustments:
Capital expenditures	(929)	(930)	(715)
Bridge facility fees	10	—	—
Italian Competition Authority fine(1)	—	—	147
Bond early redemption premium	—	—	33
Impairment of cash balances held in Russia	—	54	—
Adjusted Free Cash Flow	640	557	547

Note:

(1)	During the financial year ended 31 December 2021, the Italian Competition Authority fine of $147 million (€124 million) was paid. An amount of $138 million (€124 million) was reported in the Consolidated Statements of Operations for the financial year ended 31 December 2019.

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Critical Accounting Policies and Estimates

Smurfit Kappa has prepared the Smurfit Kappa Annual Financial Statements in conformity with US GAAP, which requires management to make estimates that affect the amounts of net sales, expenses, assets and liabilities reported. Certain significant accounting policies are described in “Note 1. Description of Business and Summary of Significant Accounting Policies” to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus.

These critical accounting policies are both important to the portrayal of Smurfit Kappa’s financial condition and results of operations and require some of management’s most subjective and complex judgments. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions that, in management’s judgment, could change in a manner that would materially affect management’s future estimates with respect to such matters and, accordingly, could cause Smurfit Kappa’s future reported financial condition and results of operations to differ materially from those that it is currently reporting based on management’s current estimates.

Smurfit Kappa believes the following are critical accounting policies and estimates used in the preparation of the Smurfit Kappa Annual Financial Statements:

Goodwill Impairment

Smurfit Kappa reviews the carrying value of its goodwill annually, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value as set forth in ASC 350, “Intangibles — Goodwill and Other”. Smurfit Kappa tests goodwill for impairment at the reporting unit level. See “Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill and Non-current Assets” to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for Smurfit Kappa’s accounting policy on goodwill.

During the fourth quarter of the financial year ended 31 December 2023, Smurfit Kappa completed its annual goodwill impairment testing. Smurfit Kappa considered factors such as, but not limited to, its expectations for macroeconomic conditions, industry and market considerations, and financial performance, including planned net sales, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 6.9% to 14.9%. Smurfit Kappa used a transaction multiple of 7.1 times to calculate terminal period cash flows. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values. The impairment assessment concluded that there was headroom of $6,191 million, or 46%, for the Europe reporting unit and headroom of $478 million, or 16% in total for the Americas reporting units. If Smurfit Kappa had concluded that it was appropriate to increase the discount rate it used by 100 basis points, the fair value of its Europe and Americas reporting units would have continued to exceed their carrying value.

If the assumptions, estimates and market factors underlying Smurfit Kappa’s fair value determinations change adversely, Smurfit Kappa may be exposed to additional impairment charges, which could be material. Additionally, there are certain risks inherent to Smurfit Kappa’s operations as described in Part 1 (Risk Factors) of this Prospectus. Smurfit Kappa has not made any material changes to its impairment loss assessment methodology during the past three financial years.

Accounting for Income Taxes

Smurfit Kappa’s income tax expense, deferred tax assets and liabilities, and liabilities for unrecognised tax benefits, reflect management’s best assessment of estimated current and future taxes to be paid. Significant judgments and estimates are required in determining the consolidated income tax expense. In evaluating its ability to recover deferred tax assets and establishing or reducing a valuation allowance in the jurisdiction from which they arise, Smurfit Kappa considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and the effect of enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realised. A high degree of judgment is required to assess the impact of possible future outcomes on Smurfit Kappa’s current and deferred tax positions.

As a result of this evaluation, Smurfit Kappa recorded valuation allowances of $67 million as of 31 December 2023 and $68 million as of 31 December 2022, related to certain deferred tax assets, primarily tax loss carryforwards, where there is uncertainty as to the ultimate realisation of a benefit. Smurfit Kappa regularly reviews the recoverability of deferred tax assets for adjustments to taxable income, changes in tax laws or interpretations thereof and tax rates, as all of these could impact its effective tax rate.

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Smurfit Kappa is subject to routine tax audits and examinations. It uses significant judgement in (i) determining whether a tax position, based solely on its technical merits, is “more likely than not” to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is “more likely than not” to be realised upon settlement. Smurfit Kappa does not record any benefit for tax positions that do not meet the “more likely than not” recognition threshold at the balance sheet date. Resolutions of current uncertain tax positions are not expected to have a material adverse effect on the effective tax rate or on cashflows. Smurfit Kappa has a progressive dividend strategy which means that it will remit earnings from some of its overseas subsidiaries to the parent company in Ireland. Its foreign earnings are generally taxed at rates that are higher than in Ireland and so no incremental tax should arise there, due to the availability of foreign tax credits. However, some earnings may be subject to limited additional foreign taxes upon repatriation. Smurfit Kappa continues to indefinitely reinvest its foreign earnings as part of its wider capital allocation strategy. To the extent that it cannot assert indefinite reinvestment of earnings, it records a deferred tax liability on its foreign earnings at the applicable tax rate if it is not otherwise possible to remit earnings without additional tax.

As of 31 December 2023 and 2022, Smurfit Kappa recognised a deferred tax liability of $126 million and $100 million, respectively, on unremitted earnings, in respect of foreign income taxes or withholding taxes for expected or assumed repatriation, respectively. As Smurfit Kappa can decide which subsidiaries should pay dividends, it is does not expect that this deferred tax liability will have a material impact on its cash flows in the foreseeable future.

The determination of the amount of unrecognised deferred tax liability related to indefinitely invested foreign earnings not subject to additional outside basis difference taxes is not practicable. A 1% change in the effective tax rate would increase or decrease Smurfit Kappa’s income tax expense for the year ended 31 December 2023 by $12 million.

In 2021, political agreement was reached by the OECD Inclusive Framework on a two-pillar approach to international tax reform. This includes the commitment to introduce a minimum effective tax rate of 15% for companies with revenue above €750 million (“Pillar Two”). The agreement has been enacted in most of the countries where Smurfit Kappa has business activities. The law in most cases will become effective in 2024 or later. Ireland enacted the law with an effective date of 1 January 2024 and broadly in line with the OECD Inclusive Framework. Pillar Two has no legislative application for the financial year ended 31 December 2023. On the basis of its results for the financial year ended 31 December 2023, Smurfit Kappa estimates that on a continuing basis it could impact countries representing approximately 3% of its income before income taxes and the increase in its effective tax rate would be insignificant. Smurfit Kappa will continue to monitor and assess the on-going implementation of Pillar Two in the countries where it operates. Smurfit Kappa anticipates that Pillar Two will increase the costs and complexity of tax reporting and compliance.

Pension and other postretirement obligations

The determination of pension obligations and pension expense requires various assumptions that can significantly affect liability and expense amounts, such as the expected long-term rate of return on plan assets, discount rates, projected future compensation increases and mortality rates for each of Smurfit Kappa’s plans. These assumptions are determined annually in conjunction with Smurfit Kappa’s actuary. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions that, in management’s judgment, could change in a manner that would materially affect management’s future estimates with respect to such matters and, accordingly, could cause Smurfit Kappa’s future reported financial condition and results of operations to differ materially from those that Smurfit Kappa is currently reporting based on management’s current estimates.

A 50-basis point change in the discount rate, compensation level and expected long-term rate of return on plan assets would have had the following effect on Smurfit Kappa’s pension expense for the financial year ended 31 December 2023 (in $ millions):

	Pension Plans
	50 Basis Point Increase	50 Basis Point Decrease
Discount rate	1	(1)
Compensation level	—	—
Expected long-term rate of return on plan assets	(8)	8

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New Accounting Standards

See “Note 1. Description of Business and Summary of Significant Accounting Policies” of the notes to the Smurfit Kappa Annual Financial Statements included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus for a full description of recent accounting pronouncements, including the respective expected dates of adoption and expected effects on Smurfit Kappa’s results of operations and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Smurfit Kappa is exposed to market risk from changes in, among other things, interest rates, foreign currencies and commodity prices.

Interest Rate Risk

Smurfit Kappa is exposed to changes in interest rates, primarily changes in Euribor. The Revolving Credit Facility is variable rate debt, as are Smurfit Kappa’s securitisation facilities. Interest rate changes therefore generally do not affect the market value of such debt, but do impact the amount of interest payments and, therefore, Smurfit Kappa’s future earnings and cash flows, assuming other factors are held constant. At 31 December 2023, Smurfit Kappa had fixed an average of 99% of its interest cost on borrowings over the following 12 months. Holding all other variables constant, if interest rates for these borrowings increased by 1% Smurfit Kappa’s interest expense would increase, and income before taxes would decrease, by approximately $2 million over the following 12 months. Interest income on cash balances would increase by approximately $10 million assuming a 1% increase in interest rates earned on such balances over the following 12 months.

Foreign Exchange Risk

Smurfit Kappa manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by local borrowing, such borrowing is generally sourced in the currency of the related assets.

Smurfit Kappa is exposed to transactional foreign exchange currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of the Smurfit Kappa group companies. Smurfit Kappa hedges a portion of its currency exposure through the use of currency swaps and forward contracts. Smurfit Kappa’s risk management policy allows the hedging of estimated foreign currency exposure in respect of highly probable forecast sales, and purchases. As such, certain subsidiaries enter into foreign currency forward contracts to hedge highly probable forecast foreign currency sales and purchases for which hedge accounting is applied.

Smurfit Kappa operates in the following principal currency areas (other than US dollar): euro, Swedish Krona, sterling, Latin America (comprising mostly Mexican Peso, Colombian Peso and Brazilian Real) and Eastern Europe (comprising mainly Polish Zloty, Czech Koruna and Serbian Dinar). As at 31 December 2023, 51.2% of Smurfit Kappa’s non-US dollar denominated net assets were denominated in the euro, 8.0% in Swedish Krona, 7.1% in sterling, 27.4% in Latin American currencies and 7.3% in Eastern European currencies. Smurfit Kappa believes that a strengthening of the US dollar exchange rate by 1% against all other foreign currencies from the 31 December 2023 rate would reduce shareholders’ equity by approximately $58 million.

Commodity Price Risk

Containerboard

Smurfit Kappa is exposed to commodity price risks through its dependence on recovered paper, the principal raw material used in the manufacture of recycled containerboard. The price of recovered paper is dependent on both demand and supply conditions. Demand conditions include the production of recycled containerboard in Europe and the demand for recovered paper for the production of recycled containerboard outside of Europe, principally in Asia. Supply conditions include the rate of recovery of recovered paper, itself dependent on historical pricing related to the cost of recovery, and some slight seasonal variations.

Energy

The cost of producing Smurfit Kappa’s products is also sensitive to the price of energy. Smurfit Kappa’s main energy exposure is to the cost of gas and electricity.

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Smurfit Kappa’s energy costs decreased by 28.1% in the financial year ended 31 December 2023 when compared to the financial year ended 31 December 2022 and increased by 69.5% in the financial year ended 31 December 2022 when compared to the financial year ended 31 December 2021, mainly due to higher energy market prices and increased usage as a result of Smurfit Kappa’s acquisition of the Verzuolo mill in October 2021.

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Section B Operating and Financial Review of WestRock

This Section B (Operating and Financial Review of WestRock) of this Part 10 (Operating and Financial Review of the Combined Group) should be read in conjunction with Part 2 (Presentation of Financial and Other Information); Part 19 (Historical Financial Statements of WestRock); the detailed information relating to WestRock included in this Prospectus in Section C (Information on WestRock) of Part 8 (Information on the Combined Group); and the information relating to WestRock included in Part 14 (Additional Information) of this Prospectus.

Some of the information in the review set forth below and elsewhere in this Prospectus includes forward-looking statements that involve risks and uncertainties. WestRock’s actual results may differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, including under Part 1 (Risk Factors) and Part 2 (Presentation of Financial and Other Information—Forward-looking statements).

Overview

WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. With over 55,000 employees as of 31 March 2024, WestRock partners with its customers to provide sustainable paper and packaging solutions that help them win in the marketplace. WestRock produces linerboard and corrugated medium (“containerboard”), paperboard, and non-packaging grades of paper, as well as converted products such as folding cartons and corrugated boxes, among other products.

WestRock generated net sales of $9.3 billion and $10.2 billion for the six months ended 31 March 2024 and 2023, respectively, and $20.3 billion, $21.3 billion and $18.7 billion for the three financial years ended 30 September 2023, 2022 and 2021, respectively. The net sales for the periods, broken down by reportable segments, were as follows:

	Year ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	(audited)			(unaudited)
	($ million)
Corrugated Packaging segment	10,054.9	9,307.6	8,400.5	4,818.2	4,964.8
Consumer Packaging segment	4,941.8	4,965.2	4,433.9	2,172.8	2,480.1
Global Paper segment	4,369.9	5,930.2	4,983.0	1,934.5	2,291.8
Distribution segment	1,260.7	1,418.9	1,254.8	561.7	628.8
Intersegment sales	(317.3)	(365.4)	(326.1)	(140.5)	(164.8)
Total	20,310.0	21,256.5	18,746.1	9,346.7	10,200.7

Executive Summary

Net sales of $9.3 billion for the six months ended 31 March 2024 decreased by $854.0 million, or 8.4%, compared to $10.2 billion in the six months ended 31 March 2023. This decrease was primarily due to lower selling price/mix, lower volumes excluding the Mexico Acquisition and lower sales due to prior year mill and interior partition divestitures. These items were partially offset by increased sales due to the additional two months from the Mexico Acquisition and favourable foreign exchange rates. Net sales of $20.3 billion for the financial year ended 30 September 2023 decreased by $946.5 million, or 4.5%, compared to $21.3 billion in the financial year ended 30 September 2022. This decrease was primarily due to lower volumes and the unfavourable impact of foreign currency, which were partially offset by increased sales due to the Mexico Acquisition and higher selling price/mix. Net sales of $21.3 billion for the financial year ended 30 September 2022 increased $2.5 billion, or 13.4%, compared to the financial year ended 30 September 2021, primarily due to higher selling price/mix that was partially offset by lower volumes and the unfavourable impact of foreign currency. In the second quarter of the financial year ended 30 September 2021, WestRock experienced lost sales associated with the ransomware attack in January 2021 impacting certain of WestRock’s systems and winter weather events (together, the “2021 Events”), and it estimates these events decreased net sales for the second quarter of the financial year by approximately $189.1 million. For more information, see the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects” in Part 1 (Risk Factors) of this Prospectus.

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Net loss attributable to common stockholders of $6.9 million for the six months ended 31 March 2024 decreased by $1,953.9 million, or 99.6%, compared to a loss of $2.0 billion in the six months ended 31 March 2023. The net loss in the six months ended 31 March 2023 was primarily driven by a $1.9 billion pre-tax non-cash goodwill impairment charge and $467.9 million of pre-tax restructuring and other costs, net. In addition, results in the six months ended 31 March 2024 were impacted by lower selling price/mix, the impact of increased economic downtime and prior year mill closures, lower volumes, the prior year mill and interior partition divestitures, increased cost inflation and the impact of winter weather, each as compared to the prior year period. These costs were partially offset by increased cost savings and lower restructuring and other costs, net. The six months ended 31 March 2023 also included costs associated with the Mahrt mill work stoppage. Net loss attributable to common stockholders of $1.6 billion in the financial year ended 30 September 2023 was not comparable to the Net income attributable to common stockholders of $944.6 million in the financial year ended 30 September 2022, primarily due to the $1.9 billion pre-tax, non-cash goodwill impairment recorded in the three months ended 31 March 2023. See “Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill” of the WestRock 2023 Annual Financial Statements for additional information. In addition, the decrease was primarily driven by lower volumes excluding the Mexico Acquisition, the impact of increased economic downtime and prior year mill closures, higher restructuring costs, estimated increased cost inflation, increased non-cash pension costs, higher net interest expense, business systems transformation costs and the loss recorded in connection with the Mexico Acquisition. These items were partially offset by the impact of higher selling price/mix, cost savings, the resulting gain of WestRock’s divesture of its interior partitions converting operations and sale of its Chattanooga, Tennessee uncoated recycled paperboard mill (“Gain on Sale of RTS and Chattanooga”), the contribution from the Mexico Acquisition, and the gain on sale of unconsolidated entities. Net income attributable to common stockholders of $944.6 million in the financial year ended 30 September 2022 increased 12.7%, compared to the financial year ended 30 September 2021. The impact of higher selling price/mix and ransomware recoveries was largely offset by increased cost inflation, higher operating costs and lower volumes.

Consolidated Adjusted EBITDA of $1.2 billion in the six months ended 31 March 2024 decreased by $251.7 million, or 17.5%, compared to the six months ended 31 March 2023. Consolidated Adjusted EBITDA of $3.0 billion in the financial year ended 30 September 2023 decreased by $480.8 million, or 13.9%, compared to the financial year ended 30 September 2022. Consolidated Adjusted EBITDA of $3,459.4 million in the financial year ended 30 September 2022 increased $460.2 million, or 15.3%, compared to the financial year ended 30 September 2021.

Earnings per diluted share was a loss of $0.03 in the six months ended 31 March 2024 compared to loss of $7.68 in the six months ended 31 March 2023. Earnings per diluted share was a loss of $6.44 in the financial year ended 30 September 2023 compared to income of $3.61 in the financial year ended 30 September 2022 and income of $3.13 in the financial year ended 30 September 2021. Adjusted Earnings per Diluted Share were $0.59 and $1.32 in the six months ended 31 March 2024 and the six months ended 31 March 2023, respectively. Adjusted Earnings Per Diluted Share were $3.02, $4.76 and $3.39 in the financial years ended 30 September 2023, 2022 and 2021, respectively. See the discussion and tables under “—Definitions and Non-GAAP Financial Measures” below with respect to Consolidated Adjusted EBITDA and Adjusted Earnings Per Diluted Share.

WestRock generated $312.1 million of net cash provided by operating activities in the six months ended 31 March 2024, compared to $550.0 million in the six months ended 31 March 2023. The $237.9 million decrease was primarily due to lower earnings, excluding the goodwill impairment and restructuring and other costs, net, and $89.7 million of increased working capital usage compared to the prior year period. WestRock generated $1.8 billion of net cash provided by operating activities in the financial year ended 30 September 2023, compared to $2.0 billion in the financial year ended 30 September 2022. The $192.5 million decline was primarily due to lower earnings, partially offset by $668.0 million of reduced working capital usage compared to the prior financial year. WestRock invested $548.6 million in capital expenditures in the six months ended 31 March 2024 while returning $155.6 million in dividends to its stockholders. WestRock invested $1,142.1 million in capital expenditures in the financial year ended 30 September 2023 while returning $281.3 million in dividends to its stockholders. WestRock generated $2,020.4 million of net cash provided by operating activities in the financial year ended 30 September 2022, compared to $2,279.9 million in the financial year ended 30 September 2021. The decline was primarily due to $511.3 million of greater working capital usage compared to the prior year period that was partially offset by higher earnings excluding non-cash impairments primarily associated with restructuring activities. The greater working capital usage in the financial year ended 30 September 2022 was primarily due to actions taken in the prior year to preserve cash due to uncertainty during the COVID pandemic, such as the payment of certain bonuses and 401(k) match in stock in the financial year ended 30 September 2021, that were paid in cash in the financial year ended 30 September 2022, and the payment in the financial year ended 30 September 2022 of certain previously deferred payroll taxes that relate to relief offered under the Coronavirus Aid, Relief and Economic Security Act from prior years. WestRock invested $862.6 million in capital expenditures in the financial year ended 30 September 2022 while returning $259.5 million in dividends to its stockholders and repurchasing $600.0 million of common stock. WestRock believes its strong balance sheet and cash flow provide it with the flexibility to continue to invest to sustain and improve its operating performance. See “Liquidity and Capital Resources” for additional information.

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Current Trading and Trend Information

In the third quarter of the financial year ending 30 September 2024, WestRock expects sequential improvement in consolidated volumes and continued realisation of published price changes. WestRock plans to continue balancing its supply with its customers’ demand. WestRock expects sequentially higher recycled fibre costs partially offset by lower energy costs, and relatively flat virgin fibre, chemical and freight costs. WestRock generally anticipates these trends will persist for the balance of the financial year ending 30 September 2024 as compared to the first half of the financial year. WestRock also expects scheduled maintenance downtime to increase from approximately 92,000 tons in the second quarter of the financial year ending 30 September 2024 to an estimated 182,000 tons in the third quarter of the financial year and approximately 125,000 tons in the fourth quarter of the financial year. WestRock expects further progress on its cost savings initiatives and expects to significantly exceed its previously announced target of $300 to $400 million for the financial year ending 30 September 2024.

Key Factors affecting WestRock’s Results of Operations

Strategic Portfolio Actions

From time to time, WestRock has completed acquisitions that have expanded its product and geographic scope, allowed WestRock to increase its integration levels and impacted its comparative financials. Subject to restrictions in the Transaction Agreement, WestRock expects to continue to evaluate potential transactions in the future, although their size may vary.

On 1 December 2022, WestRock completed the Mexico Acquisition. WestRock accounted for this acquisition as a business combination resulting in its consolidation. The acquiree is a leading integrated producer of fibre-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition is expected to provide WestRock with further geographic and end market diversification as well as position WestRock to continue to grow in the Latin American market. WestRock has included the operations acquired in the Mexico Acquisition in its Corrugated Packaging segment (as described below). In conjunction with its Mexico Acquisition, WestRock also moved certain existing consumer converting operations in Latin America into its Corrugated Packaging segment in line with how it manages the business effective 1 January 2023. WestRock did not recast prior year results related to these operations as they were not material. However, WestRock has disclosed those impacts in the respective results of operations section below. See also “Note 3. Acquisitions” of the WestRock 2023 Annual Financial Statements for additional information.

In addition, in the financial year ended 30 September 2023, WestRock divested its interior partitions converting operations and sold its Chattanooga, TN uncoated recycled paperboard mill, sold its ownership interest in an unconsolidated displays joint venture, sold its Seven Hills mill joint venture in Lynchburg, Virginia, United States, and sold its Eaton, Indiana, United States, and Aurora, Illinois, United States, uncoated recycled paperboard mills. These divestitures align with its commitment to optimise its portfolio and focus its strategy on key end markets. See “Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business” of the WestRock 2023 Annual Financial Statements for additional information.

In the financial year ended 30 September 2023, WestRock announced its plan to permanently cease operating its containerboard mills in Tacoma, Washington, United States, and North Charleston, South Carolina, United States, and recorded various impairments and other charges associated with the closures. These mills ceased production in September 2023 and June 2023, respectively. In the financial year ended 30 September 2022, WestRock recorded charges associated with its decision to permanently cease operations at its mill in Panama City, Florida, United States, and to permanently close the corrugated medium manufacturing operations at its mill in St. Paul, Minnesota, United States. These mills ceased production in June 2022 and October 2022, respectively. By closing these mills, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. See “Note 5. Restructuring and Other Costs, Net” of the WestRock 2023 Annual Financial Statements for additional information.

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Business Systems Transformation

In the fourth quarter of its financial year ended 30 September 2022, WestRock launched a multi-year phased business systems transformation project that is expected to cost approximately $0.5 to $0.6 billion. The project will replace much of its existing disparate systems and transition them to a standardised enterprise resource planning system on a cloud-based platform, as well as a suite of other complementing technologies, across over an estimated 80% of its footprint based on net sales. Approximately 90% of the project spend is expected to be related to the implementation of the business systems transformation project, including process definition, standardisation and simplification, with the remaining costs primarily related to the implementation of complementing technologies.

The new systems are intended to transform areas such as manufacturing, supply chain, procurement, quote to cash, financials and analytics, and position WestRock to better leverage automation and process efficiency and enable productivity enhancements. An implementation of this scale is a major financial undertaking and will require substantial time and attention of management and key employees. Project completion dates and anticipated costs may also change. As the systems are phased in, they will become a significant component of WestRock’s internal control over financial reporting.

Due to the nature, scope and magnitude of this investment, WestRock management believes these incremental transformation costs are above the normal, recurring level of spend for information technology to support operations. These strategic investments are not expected to recur in the foreseeable future, and are not considered representative of its underlying operating performance. As such, WestRock management believes presenting these costs as an adjustment in the non-US GAAP results provides additional information to investors about trends in its operations and is useful for period-over-period comparisons. This presentation also allows investors to view WestRock’s underlying operating results in the same manner as they are viewed by its management.

The expenses expected to be adjusted from Net income (loss) attributable to common stockholders (“Net Income”) are expensed as incurred during the implementation of software applications and other enabling technologies, and do not include deferred or capitalised costs, depreciation and/or amortisation, and costs to support or maintain these software applications or systems once they are in productive use. During the investment period, the normal level of spend associated with non-transformative programmes is expected to be maintained and these expenses will not be adjusted in WestRock’s non-US GAAP measures. The items adjusted from Net Income will also be adjusted in its presentation of Consolidated Adjusted EBITDA (as defined below).

WestRock expects approximately half of the estimated $0.5 to $0.6 billion investment will represent incremental operating costs to be adjusted in its Consolidated Adjusted EBITDA and Adjusted Earnings Per Diluted Share (as defined below) non-US GAAP measures over the course of the project, with substantially all such costs being recorded within SG&A expense in the consolidated statements of operations. These non-US GAAP adjustments would not include any cash operating costs that are expected to continue to recur after the business systems transformation project is completed.

In the financial year ended 30 September 2023, WestRock invested $138 million in its business systems transformation; $91 million of this amount was expensed as incurred within SG&A, including amortisation, and $47 million was deferred or capitalised. Of the amount expensed, $79 million, or 87%, were adjusted from Net Income for WestRock’s non-US GAAP measures. In the six months ended 31 March 2024, WestRock invested $91 million in its business systems transformation; $54 million of this amount was expensed as incurred within SG&A, including amortisation. Of the amount expensed, $45 million, or 84%, were adjusted from Net Income for WestRock’s non-US GAAP measures. The deferred and capitalised costs are being amortised as the project is deployed.

WestRock expects the aggregate investment in its business systems transformation to be approximately $0.2 billion in the financial year ending 30 September 2024. WestRock expects approximately $0.1 billion to be expensed when incurred, of which approximately 80% would be adjusted from Net Income for its non-US GAAP financial measures. Approximately $0.1 billion is expected to be deferred or capitalised and amortised over future periods as the project is deployed. The level of spending in the current financial year may increase or decrease depending on the timing of the various waves of deployment, which may be impacted by the timing of the Combination.

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Pricing

WestRock is subject to, and has experienced, pricing cycles relating to industry capacity and macroeconomic conditions. The length and magnitude of these cycles have varied over time and by product. Prices for WestRock’s products are driven by many factors, including macroeconomic conditions, demand for its products and competitive conditions in the industries that WestRock serves, and WestRock has little influence over the timing and extent of price changes.

The cyclical nature of the packaging industry has historically led to periods of overcapacity where, at times, supply significantly outpaces demand, thereby creating downward pressure on prices for paperboard and containerboard. As a result, in some instances, there are stretches of excess capacity which lead to significant price cuts in paperboard and containerboard and downtime. However, at other times, supply tends to lag behind demand causing tightened supply, leading to increased prices.

In addition, many of WestRock’s customer contracts include price adjustment provisions based upon published indices for containerboard and paperboard that contribute to the setting of selling prices for some of WestRock’s products. Changes in how these indices are determined or maintained, or other indices are established or maintained, could adversely impact the selling prices for these products. Published containerboard and paperboard prices declined during the financial year ended 30 September 2023, resulting in lower prices, and lower profitability, for certain of WestRock’s products. In the financial year ended 30 September 2022, published containerboard and paperboard prices increased, resulting in higher prices for certain of WestRock’s products.

Volume

WestRock’s operations generally have high fixed operating costs and therefore its earnings are highly dependent on volumes. Volumes tend to fluctuate due to macroeconomic conditions, supply and demand dynamics in the markets WestRock serves, and due to company and customer specific issues.

Demand for corrugated containers and containerboard is primarily driven by the need for (i) packaging products for the transportation of a diverse range of consumer and industrial goods, such as processed and fresh food, agricultural products, beverages, industrial and consumer electronics, chemicals and pharmaceuticals, and (ii) higher value added corrugated products such as those featuring enhanced graphics used for point of sale displays and consumer and shelf-ready packaging. In general, demand for corrugated containers and containerboard is directionally correlated with levels of industrial production, and is impacted by the trends affecting the choice of medium (paper, plastic, wood) used in the packaging of these products.

Demand for consumer packaging and paperboard is primarily driven by the need for packaging products for (i) food and beverages, including dairy and confectionery products, paper, health and beauty and other household consumer, commercial and industrial products, primarily for retail sale, (ii) express mail packages for the overnight courier industry, as well as rigid packaging and other printed packaging products, such as transaction cards (e.g., credit, debit, etc.) and brochures, (iii) plant stakes for the horticultural market and (iv) over-the-counter and prescription drugs.

Demand for packaging products has historically been closely correlated to general economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. In addition, consumer spending patterns and preferences play a significant role in demand for paper-based packaging. Recent years have seen an acceleration in changing consumer preferences, particularly around e-commerce penetration and heightened awareness of the impact of packaging on the environment.

During the six months ended 31 March 2024, WestRock experienced lower demand for certain products compared to the six months ended 31 March 2023, due to continued challenging macroeconomic conditions. During the financial year ended 30 September 2023, WestRock experienced lower demand for certain products due to factors such as challenging macroeconomic conditions, certain customer inventory rebalancing and shifting consumer spending. During the financial year ended 30 September 2022, WestRock also experienced lower volumes compared to the financial year ended 30 September 2021, largely due to market softness and customer inventory rebalancing in the fourth quarter of the financial year ended 30 September 2022. These fluctuations at times lead to significant variability in WestRock’s sales, results of operations, cash flow and financial condition.

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Containerboard and Paperboard Shipments

WestRock sells a significant portion of its mill production and converted products pursuant to contracts that provide that prices are either fixed for specified terms or provide for price adjustments based on negotiated terms, including changes in specified index prices. WestRock has the capacity to annually ship approximately 10.6 million tons from its containerboard mills and approximately 4.0 million tons from its paperboard mills, although its mill system operating rates may vary from year to year due to changes in market and other factors. Including a partial year adjustment to capacity to reflect footprint actions, where appropriate, WestRock’s simple average mill system operating rates for the financial years ended 30 September 2023, 2022 and 2021 averaged 88%.

Energy

Energy is one of the most significant costs of WestRock’s mill operations. The cost of natural gas, coal, oil, electricity and purchased biomass fuel at times has fluctuated significantly. In WestRock’s recycled paperboard mills, it uses primarily natural gas and electricity, supplemented at certain mills with fuel oil, to generate steam used in the paper making process. In WestRock’s virgin fibre mills, it uses biomass, natural gas, fuel oil and coal to generate steam used in the pulping and paper making processes and to generate some or all the electricity used on site. WestRock primarily uses purchased electricity and natural gas to operate its converting facilities and generally purchases these products from suppliers at market or tariff rates. In the six months ended 31 March 2024, energy costs decreased compared to the six months ended 31 March 2023. In the financial year ended 30 September 2022, the price of the natural gas consumed in WestRock’s manufacturing operations increased significantly compared to financial year ended 30 September 2021 and continued to increase in financial year ended 30 September 2023, before declining during the last half of the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022.

Raw Materials

The costs of recycled fibre and virgin fibre, the principal externally sourced raw materials for WestRock’s paper mills, are subject to pricing variability due to market and industry conditions. In addition, costs for key chemicals used in WestRock’s manufacturing operations fluctuate, which impacts WestRock’s manufacturing costs. Certain published indices contribute to price setting for some of WestRock’s raw materials and future changes in how these indices are established or maintained, as well as their performance, could adversely impact the pricing of these raw materials.

Demand for recycled fibre has fluctuated and may increase due to, among other factors, increased consumption of recycled fibre, including through additions of new recycled paper mill capacity, and increasing demand for products packaged in packaging made with paper manufactured from recycled fibre. In the financial years ended 30 September 2023, 2022 and 2021,WestRock consumed approximately 6.4 million, 5.7 million and 5.8 million tons of recycled fibre, respectively. The increase in the financial year ended 30 September 2023 was primarily associated with the operations acquired in the Mexico Acquisition.

The market price of virgin fibre varies based on the availability and source of virgin fibre, and the availability of virgin fibre may be impacted by, among other factors, weather conditions and the housing market. While virgin fibre prices have generally been more stable than recycled fibre prices, they also fluctuate, particularly due to significant changes in weather, such as during prolonged periods of heavy rain or drought, or during housing construction slowdowns or accelerations. Virgin fibre prices were relatively flat in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. Virgin fibre prices increased in the financial year ended 30 September 2022 from prior year levels.

Freight

Inbound and outbound freight is a significant cost for WestRock. Factors that influence WestRock’s freight expense are distance between shipping and delivery locations, distance from its facilities to customers and suppliers, mode of transportation (rail, truck, intermodal and ocean) and freight rates, which are influenced by supply and demand and fuel costs. In the six months ended 31 March 2024, freight costs were essentially flat compared the six months ended 31 March 2023. WestRock experienced higher freight costs and some distribution delays in the financial years ended 30 September 2023, 2022 and 2021.

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Impairment Charge

In the second quarter of the financial year ended 30 September 2023, WestRock determined that its Global Paper and Corrugated Packaging reporting units had carrying values that exceeded their fair values, and WestRock recorded an aggregate pre-tax, non-cash impairment charge of $1.9 billion. The fair values of the Corrugated Packaging and Distribution reporting units are not substantially more than their carrying values and therefore these reporting units have greater risk of future impairments should WestRock experience adverse changes in WestRock’s assumptions, estimates, or market factors. At 30 September 2023, the carrying value of WestRock’s goodwill and intangible assets was $6.8 billion.

Seasonality

Although WestRock’s businesses are not materially impacted by seasonality, there is some variability in demand that occurs from quarter to quarter, with net sales in the first quarter of each financial year typically being the lowest. Generally, WestRock expects more of its earnings and cash flows to be generated in the second half of the financial year than in the first half of the financial year due to these variations and other factors, including the timing of scheduled mill maintenance outages.

Results of Operations

The following table summarises WestRock’s results of operations for the six months ended 31 March 2024 and 31 March 2023 and the financial years ended 30 September 2023, 30 September 2022 and 30 September 2021:

	Year ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	(audited)			(unaudited)
	($ million)
Net sales	20,310.0	21,256.5	18,746.1	9,346.7	10,200.7
Cost of goods sold	16,725.5	17,237.5	15,320.8	7,807.8	8,514.7
Gross profit	3,584.5	4,019.0	3,425.3	1,538.9	1,686.0
Selling, general and administrative expense excluding intangible amortization	2,014.4	1,932.6	1,759.3	1,026.6	978.0
Selling, general and administrative intangible amortization expense	341.5	350.4	357.1	161.0	172.8
Multiemployer pension withdrawal (income) expense	(12.1)	0.2	(2.9)	—	—
Restructuring and other costs, net	859.2	383.0	30.6	146.7	467.9
Impairment of goodwill and mineral rights	1,893.0	26.0	—	—	1,893.0
Operating (loss) profit	(1,511.5)	1,326.8	1,281.2	204.6	(1,825.7)
Interest expense, net	(417.9)	(318.8)	(372.3)	(202.2)	(205.7)
Gain (loss) on extinguishment of debt	10.5	(8.5)	(9.7)	—	—
Pension and other postretirement non-service (cost) income	(21.8)	157.4	134.9	(0.4)	(11.0)
Other (expense) income, net	(6.1)	(11.0)	10.9	(18.2)	7.4
Equity in income (loss) of unconsolidated entities	3.4	72.9	40.9	7.1	(31.5)
Gain (loss) on sale of RTS and Chattanooga	238.8	—	—	(1.5)	—
(Loss) income before income taxes	(1,704.6)	1,218.8	1,085.9	(10.6)	(2,066.5)
Income tax benefit (expense)	60.4	(269.6)	(243.4)	4.3	108.5
Consolidated net (loss) income	(1,644.2)	949.2	842.5	(6.3)	(1,958.0)
Less: Net income attributable to noncontrolling interests	(4.8)	(4.6)	(4.2)	(0.6)	(2.8)
Net (loss) income attributable to common stockholders	(1,649.0)	944.6	838.3	(6.9)	(1,960.8)

Results of operations for the six months ended 31 March 2024 compared to the six months ended 31 March 2023

Net Sales

Net sales in the six months ended 31 March 2024 of $9.3 billion decreased by $854.0 million, or 8.4%, compared to the six months ended 31 March 2023. This decrease was primarily due to lower selling price/mix, lower volumes excluding the Mexico Acquisition and lower sales due to prior year mill and interior partition divestitures. These items were partially offset by increased sales due to the additional two months from the Mexico Acquisition and favourable foreign exchange rates.

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Cost of Goods Sold

Cost of goods sold decreased to $7.8 billion in the six months ended 31 March 2024 compared to $8.5 billion in the six months ended 31 March 2023. Cost of goods sold as a percentage of net sales was 83.5% in both the six months ended 31 March 2024 and 2023. The dollar decrease in cost of goods sold was primarily due to the impact of cost savings, lower volumes and divested operations that were partially offset by estimated net cost inflation. The estimated net cost inflation consisted primarily of higher wage and other costs and recycled fibre costs, which were largely offset by lower energy costs including hedges, virgin, fibre, chemical and freight costs.

Selling, General and Administrative (“SG&A”) Expense Excluding Intangible Amortization

SG&A expense excluding intangible amortization increased by $48.6 million, to $1.03 billion in the six months ended 31 March 2024 compared to $0.98 billion in the six months ended 31 March 2023. SG&A expense excluding intangible amortization as a percentage of net sales increased in the six months ended 31 March 2024 to 11.0% from 9.6% in the six months ended 31 March 2023. The increase was primarily due to $20.6 million related to the consolidation of the Mexico Acquisition that included two additional months in the first quarter of the financial year ending 30 September 2024 compared to the prior year quarter. In addition, WestRock incurred $13.0 million of higher business systems transformation costs compared to the prior year period. Compared to the six months ended 31 March 2023, and excluding business systems transformation costs and the first quarter impact of the Mexico Acquisition, WestRock incurred $23.7 million of higher professional fees related to various initiatives that was partially offset by $17.3 million of lower compensation and benefit costs primarily due to lower anticipated levels of achievement of performance goals compared to the prior year period.

Selling, General and Administrative Intangible Amortization Expense

SG&A intangible amortization expense was $161.0 million and $172.8 million in the six months ended 31 March 2024 and 2023, respectively. The expense primarily represents the amortisation of customer relationship intangibles acquired in business combinations.

Restructuring and Other Costs, Net

WestRock recorded pre-tax restructuring and other costs, net of $146.7 million and $467.9 million for the six months ended 31 March 2024 and 2023, respectively. Of these costs, $34.5 million and $350.7 million for the six months ended 31 March 2024 and 2023, respectively, were non-cash.

These amounts are not comparable since the timing and scope of the individual actions associated with a given restructuring, acquisition, integration or divestiture vary. WestRock generally expects the integration of a closed facility’s assets and production with other facilities to enable the receiving facilities to better leverage their fixed costs while eliminating fixed costs from the closed facility. While restructuring costs are not charged to WestRock’s segments and, therefore, do not reduce each segment’s Adjusted EBITDA, WestRock highlights the segment to which the charges relate. See “Note 4. Restructuring and Other Costs, Net” of the WestRock H1 Financial Statements for additional information, including a description of the type of costs incurred. WestRock has restructured portions of its operations from time to time, has current restructuring initiatives taking place, and it is likely that it will engage in future restructuring activities.

Impairment of Goodwill and Mineral Rights

In the six months ended 31 March 2023, WestRock recorded a pre-tax, non-cash impairment of $1,893.0 million, with $1,378.7 million and $514.3 million in the Global Paper and Corrugated Packaging reportable segments, respectively. The impairment is not included in Adjusted EBITDA of WestRock’s segments. See “Note 7. Segment Information” of the WestRock H1 Financial Statements for additional information.

Interest Expense, net

Interest expense, net was $202.2 million and $205.7 million for the six months ended 31 March 2024 and 2023, respectively. The net decrease in interest expense was primarily due to higher interest income and a decrease in average debt that was partially offset by higher interest rates on debt and two additional months of debt associated with the Mexico Acquisition, each as compared to the prior year period.

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Pension and Other Postretirement Non-Service Cost

Pension and other postretirement non-service cost in the six months ended 31 March 2024 was $0.4 million compared to cost of $11.0 million in the six months ended 31 March 2023. The lower costs in the six months ended 31 March 2024 are largely driven by reduced US pension plan benefit obligations that were positively impacted in the financial year ended 30 September 2023 by a 61 basis point increase in the discount rate compared to the prior measurement date, and non-US pension plan obligations that were positively impacted by a 73 basis point increase for the same period. Customary pension and other postretirement cost are included in WestRock’s segment results.

Other (Expense) Income, net

Other (expense) income, net was expense of $18.2 million in the six months ended 31 March 2024 compared to income of $7.4 million in the six months ended 31 March 2023. The $25.6 million change in Other (expense) income, net, for the six months ended 31 March 2024 compared to the six months ended 31 March 2023 was primarily due to an unfavourable $19.3 million of other non-operating costs resulting principally from a $19.7 million gain on foreign currency exchange contract derivatives entered into in anticipation of the Mexico Acquisition in the prior year period and an unfavourable $7.3 million related to the sale of businesses that resulted principally from an $11.1 million gain on the sale of WestRock’s Eaton, Indiana, and Aurora, Illinois, uncoated recycled paperboard mills in the prior year period. In addition, WestRock incurred an unfavourable $4.0 million impact of foreign currency. These items were partially offset by a $6.2 million gain on sale of fixed assets, primarily for the sale of an airplane in the current year period.

Equity in Income (Loss) of Unconsolidated Entities

Equity in income (loss) of unconsolidated entities in the six months ended 31 March 2024 was income of $7.1 million compared to a loss of $31.5 million in the six months ended 31 March 2023. The loss in the six months ended 31 March 2023 was driven by a $46.8 million non-cash, pre-tax loss to recognise the write-off of historical foreign currency translation adjustments recorded in Accumulated other comprehensive loss, as well as the difference between the fair value of the consideration paid for the Mexico Acquisition and the carrying value of WestRock’s prior ownership interest. The change year-over-year was also impacted by no longer recording equity income after the December 2022 purchase of WestRock’s remaining interest in the operations acquired in the Mexico Acquisition and the sale of a displays joint venture in the third quarter of fiscal 2023.

Income Tax Benefit

WestRock recorded an income tax benefit of $4.3 million for the six months ended 31 March 2024, compared to income tax benefit of $108.5 in the six months ended 31 March 2023. The effective tax rate benefit for the six months ended 31 March 2024 was 40.6%, while the effective tax rate benefit for the six months ended 31 March 2023 was 5.3%.

Results of operations for the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022

Net Sales

Net sales in the financial year ended 30 September 2023 of $20.3 billion decreased by $946.5 million, or 4.5%, compared to the financial year ended 30 September 2022 primarily due to lower volumes and unfavourable foreign exchange rates, which were largely offset by increased sales due to the Mexico Acquisition and higher selling price/mix.

Cost of Goods Sold

Cost of goods sold decreased to $16.7 billion in the financial year ended 30 September 2023 compared to $17.2 billion in the financial year ended 30 September 2022. Cost of goods sold as a percentage of net sales was 82.4% in the financial year ended 30 September 2023 compared to 81.1% in the financial year ended 30 September 2022. The dollar decrease in cost of goods sold was primarily due to lower volumes and the impact of cost savings which were partially offset by the impact of estimated increased net cost inflation. Net cost inflation consisted primarily of higher wage and benefit costs, chemical costs, freight costs and virgin fibre costs which were partially offset by lower recycled fibre costs and energy costs including hedges.

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Selling, General and Administrative (“SG&A”) Expense Excluding Intangible Amortization

SG&A expense excluding intangible amortization increased by $81.8 million to $2.0 billion in the financial year ended 30 September 2023 compared to $1.9 billion in the financial year ended 30 September 2022. SG&A expense excluding intangible amortization as a percentage of net sales increased in the financial year ended 30 September 2023 to 9.9% from 9.1% in the financial year ended 30 September 2022. The increase was primarily due to $93.2 million related to the Mexico Acquisition and $90.5 million of business systems transformation costs. Travel and entertainment expense also increased by $19.4 million. Excluding these items, compensation and benefit costs were $117.3 million lower, reflecting cost savings and achievement of lower performance goals compared to the prior year.

Selling, General and Administrative Intangible Amortization Expense

SG&A intangible amortization expense was $341.5 million and $350.4 million in the financial year ended 30 September 2023 and 2022, respectively. The expense primarily represents the amortisation of customer relationship intangibles acquired in business combinations.

Multiemployer Pension Withdrawal (Income) Expense

In the financial year ended 30 September 2023, WestRock recorded multiemployer pension withdrawal income of $12.1 million related to non-Pace Industry Union-Management Pension Fund arbitrations. In the financial year ended 30 September 2022, WestRock recorded multiemployer pension withdrawal expense of $0.2 million.

Restructuring and Other Costs, Net

WestRock recorded pre-tax restructuring and other costs, net of $859.2 million and $383.0 million for the financial years ended 30 September 2023 and 2022, respectively. Of these costs, $604.6 million and $334.1 million for the financial years ended 30 September 2023 and 2022, respectively, were non-cash. The charges in the financial year ended 30 September 2023 were primarily associated with WestRock’s decision to permanently cease operations at its Tacoma, Washington and North Charleston, South Carolina containerboard mills, and the charges in the financial year ended 30 September 2022 were primarily associated with its decision to permanently cease operations at its Panama City, Florida mill and the permanent closure of the corrugated medium manufacturing operations at its St. Paul, Minnesota mill. In addition, in both years, WestRock incurred charges for other facility closure activities, reduction in workforce actions and charges associated with acquisition, integration or divestiture activities.

These amounts are not comparable since the timing and scope of the individual actions associated with a given restructuring, acquisition, integration or divestiture vary. WestRock generally expects the integration of a closed facility’s assets and production with other facilities to enable the receiving facilities to better leverage their fixed costs while eliminating fixed costs from the closed facility. While restructuring costs are not charged to its segments and, therefore, do not reduce each segment’s Adjusted EBITDA, WestRock highlights the segment to which the charges relate. See “Note 5. Restructuring and Other Costs, Net” of the WestRock 2023 Annual Financial Statements for additional information, including a description of the type of costs incurred. WestRock has restructured portions of its operations from time to time, have current restructuring initiatives taking place, and it is likely that WestRock will engage in future restructuring activities.

Impairment of Goodwill and Mineral Rights

In the financial year ended 30 September 2023, WestRock recorded a pre-tax, non-cash goodwill impairment of $1.9 billion, with $1.4 billion and $0.5 billion in the Global Paper and Corrugated Packaging reportable segments, respectively. The impairment is not included in Adjusted EBITDA of its segments. See “Note 8. Segment Information” of the WestRock 2023 Annual Financial Statements for additional information.

In the financial year ended 30 September 2022, WestRock recorded a $26.0 million pre-tax non-cash impairment of certain mineral rights driven by a lack of new leasing or development activity on the related properties for an extended period of time. With the impairment, WestRock had no value assigned to its remaining mineral rights.

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Interest Expense, net

Interest expense, net was $417.9 million and $318.8 million for the financial years ended 30 September 2023 and 2022, respectively. Interest expense increased by $159.5 million and was partially offset by increased interest income of $60.4 million. The net increase in interest expense was primarily due to higher interest rates on debt in the financial year ended 30 September 2023 and increased debt associated with the Mexico Acquisition. These increases were partially offset by higher interest income on WestRock’s cash in the financial year ended 30 September 2023. Additionally, the financial year ended 30 September 2022 included a $36.2 million reduction in interest expense associated with the remeasurement of WestRock’s multiemployer pension liabilities for the change in interest rates.

Gain (Loss) on Extinguishment of Debt

In the financial year ended 30 September 2023, gain on extinguishment of debt was $10.5 million and in the financial year ended 30 September 2022, loss on extinguishment of debt was $8.5 million. In the financial year ended 30 September 2023, WestRock discharged $500 million aggregate principal amount of its 3.00% senior notes due September 2024 using cash and cash equivalents and borrowings under its commercial paper programme.

The loss in the financial year ended 30 September 2022 was primarily related to the redemption of $350 million aggregate principal amount of its 4.00% senior notes due March 2023 primarily using borrowings under its Receivables Securitisation Facility.

Pension and Other Postretirement Non-Service (Cost) Income

Pension and other postretirement non-service cost in the financial year ended 30 September 2023 was $21.8 million compared to income of $157.4 million in the financial year ended 30 September 2022. The higher costs in the financial year ended 30 September 2023 were primarily due to lower plan assets at 30 September 2022 compared to the prior year, partially offset by an increase in the expected return on plan assets at 30 September 2022 compared to the prior year. These costs were also increased due to higher interest rates during the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. Customary pension and other postretirement cost (income) are included in the segment results of WestRock.

Other (Expense) Income, net

Other (expense) income, net was expense of $6.1 million and expense of $11.0 million in the financial year ended 30 September 2023 and 2022, respectively. The lower net expense in the financial year ended 30 September 2023 primarily included a favourable $13.7 million impact of foreign currency, a favourable $12.0 million of other non-operating costs and a favourable $7.3 million on the sale of businesses, each as compared to the financial year ended 30 September 2022. These items were partially offset by $27.9 million of increased expense in connection with the sale of receivables. The favourable other non-operating costs included a $19.7 million gain on foreign currency exchange contract derivatives entered into in anticipation of the Mexico Acquisition, and the favourable sale of businesses included an $11.2 million gain on the sale of WestRock’s Eaton, Indiana and Aurora, Illinois uncoated recycled paperboard mills.

Equity in Income (Loss) of Unconsolidated Entities

Equity in income of unconsolidated entities in the financial year ended 30 September 2023 was income of $3.4 million compared to income of $72.9 million in the financial year ended 30 September 2022. The decline in income in the financial year ended 30 September 2023 was driven by a $46.8 million non-cash, pre-tax loss to recognise the write-off of historical foreign currency translation adjustments recorded in Accumulated other comprehensive loss, as well as the difference between the fair value of the consideration paid for the Mexico Acquisition and the carrying value of WestRock’s prior ownership interest. That loss was partially offset by the $19.3 million pre-tax gain on sale of its displays joint venture and a $7.6 million pre-tax gain on sale of its Seven Hills mill joint venture. Additionally, the change year-over-year was impacted by no longer recording equity income after the purchase of its remaining interest in the operations acquired in the Mexico Acquisition and stronger performance by the displays joint venture in the prior year period. See “Note 3. Acquisitions” of the WestRock 2023 Annual Financial Statements for additional information.

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Gain on Sale of RTS and Chattanooga

In the financial year ended 30 September 2023, WestRock completed the sale of its interior partitions converting operations and the sale of its Chattanooga, Tennessee uncoated recycled paperboard mill to its joint venture partner and recorded a pre-tax gain on sale of $238.8 million, excluding divestiture costs. Divestiture costs are expensed as incurred and recorded within Restructuring and other costs, net.

Income Tax Benefit (Expense)

WestRock recorded an income tax benefit of $60.4 million for the financial year ended 30 September 2023 at an effective tax rate benefit of 3.5%, compared to income tax expense of $269.6 million at an effective tax rate of 22.1% in the financial year ended 30 September 2022. The low tax rate in the financial year ended 30 September 2023 was primarily due to the tax effects related to the goodwill impairment. See “Note 7. Income Taxes” of the WestRock 2023 Annual Financial Statements for additional information, including a table reconciling the statutory federal tax rate to its effective tax rate. On 16 August 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. WestRock does not believe the provisions of the Inflation Reduction Act will have a material impact on its financial results.

Results of operations for the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021

Net Sales

Net sales in the financial year ended 30 September 2022 increased by $2,510.4 million, or 13.4%, compared to the financial year ended 30 September 2021 primarily due to the impact of higher selling price/mix that was partially offset by lower volumes and the unfavourable impact of foreign currency. In the financial year ended 30 September 2021, WestRock lost an estimated $189.1 million of net sales associated with the 2021 Events, all in the second quarter of the financial year.

Cost of Goods Sold

Cost of goods sold increased to $17,237.5 million in the financial year ended 30 September 2022 compared to $15,320.8 million in the financial year ended 30 September 2021. Cost of goods sold as a percentage of net sales was 81.1% in the financial year ended 30 September 2022 compared to 81.7% in the financial year ended 30 September 2021. The decrease was primarily due to higher selling prices and ransomware recoveries in the financial year ended 30 September 2022, which were largely offset by increased cost inflation, higher operating costs and increased planned downtime including maintenance outages. The financial year ended 30 September 2021 included the negative impact of the 2021 Events versus insurance recoveries in the financial year ended 30 September 2022. In the financial year ended 30 September 2022, WestRock received $50.6 million of business interruption recoveries recorded as a reduction of Cost of goods sold. Cost inflation consisted primarily of higher energy, wage and benefit costs, recycled fibre, freight, virgin fibre and chemical costs. In the financial year ended 30 September 2021, WestRock recorded $19.7 million of one-time recognition awards to its team members who work in manufacturing and operations.

Selling, General and Administrative Excluding Intangible Amortization

SG&A excluding intangible amortization increased $173.3 million to $1,932.6 million in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021. SG&A excluding intangible amortization as a percentage of net sales decreased in the financial year ended 30 September 2022 to 9.1% from 9.4% in the financial year ended 30 September 2021, primarily due to higher selling prices. The SG&A increase in the financial year ended 30 September 2022 was primarily due to $76.3 million of increased compensation and benefits. In addition, WestRock incurred $22.7 million of increased travel and entertainment costs, $19.1 million of increased software/computer expenses, $14.0 million of increased bad debt expense and $10.6 million of higher consulting, professional and legal fees. The increased travel and entertainment costs are still well below pre-pandemic levels. In the financial year ended 30 September 2022, WestRock recorded $6.6 million of ransomware recoveries of direct costs compared to expense, net of initial recoveries of approximately $19 million in the financial year ended 30 September 2021.

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Selling, General and Administrative Intangible Amortization Expense

SG&A intangible amortization was $350.4 million and $357.1 million in the financial years ended 30 September 2022 and 2021, respectively. The expense primarily represents the amortisation of customer relationship intangibles acquired in business combinations.

Restructuring and Other Costs, Net

WestRock recorded pre-tax restructuring and other costs of $383.0 million and $30.6 million for the financial years ended 30 September 2022 and 2021 respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture vary. The increase in the financial year ended 30 September 2022 was primarily driven by the closure of WestRock’s Panama City, Florida mill and the permanent closure of the corrugated medium manufacturing operations at the St. Paul, Minnesota mill.

WestRock generally expects the integration of a closed facility’s production with other facilities to enable the receiving facilities to better leverage their fixed costs while eliminating fixed costs from the closed facility. WestRock has restructured portions of its operations from time to time and it is likely that WestRock will engage in additional restructuring initiatives in the future.

Impairment of Goodwill and Mineral Rights

In the financial year ended 30 September 2022, WestRock recorded a $26.0 million pre-tax non-cash impairment of certain mineral rights as a result of the lack of new leasing or development activity on the related properties for an extended period of time. With the impairment in the third quarter of the financial year ended 30 September 2022, WestRock had no remaining mineral rights.

No goodwill impairments were recorded in the financial years ended 30 September 2022 or 2021.

Interest Expense, net

Interest expense, net was $318.8 million and $372.3 million for the financial years ended 30 September 2022 and 2021, respectively. The decrease was primarily due to a net $35.8 million reduction in interest expense associated with the remeasurement of WestRock’s multiemployer pension liabilities for the increase in interest rates in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021. In addition, interest expense, net declined due to lower debt levels compared to the prior year period. See “Note 13. Debt” of the WestRock 2022 Annual Financial Statements for additional information. These declines were partially offset by higher interest rates on debt in the financial year ended 30 September 2022.

Pension and Other Postretirement Non-Service (Cost) Income

Pension and other postretirement non-service income was $157.4 million and $134.9 million in the financial years ended 30 September 2022 and 2021, respectively. The increase was primarily due to the increase in plan asset balances used to determine the expected return on plan assets for the financial year ended 30 September 2022. Customary pension and other postretirement (income) costs are included in the segment results of WestRock.

Other (Expense) Income, net

Other (expense) income, net was expense of $11.0 million and income of $10.9 million in the financial years ended 30 September 2022 and 2021, respectively. The increase in expense in the financial year ended 30 September 2022 was primarily due to a $9.3 million increase in fees associated with the sale of receivables and a $5.7 million less favourable impact of exchange rates compared to the financial year ended 30 September 2021.

Equity in Income (Loss) of Unconsolidated Entities

WestRock recorded equity in income of unconsolidated entities of $72.9 million in the financial year ended 30 September 2022 compared to $40.9 million in the financial year ended 30 September 2021. The increase was driven by earnings improvement across the portfolio, most notably, in a displays joint venture and WestRock’s joint venture with Grupo Gondi. On 27 July 2022, WestRock announced its entry into an agreement to acquire the remaining 67.7% interest in Grupo Gondi and the Mexico Acquisition was subsequently completed on 1 December 2022.

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Income Tax Benefit (Expense)

WestRock recorded income tax expense of $269.6 million for the financial year ended 30 September 2022 at an effective tax rate of 22.1%, compared to an income tax expense of $243.4 million at an effective tax rate of 22.4% in the financial year ended 30 September 2021.

Reportable Segments

WestRock reports its financial results of operations in the following four reportable segments:

•	Corrugated Packaging: This segment substantially consists of WestRock’s integrated corrugated converting operations and generates revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition.

•	Consumer Packaging: This segment consists of WestRock’s integrated consumer converting operations and generates revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products.

•	Global Paper: This segment consists of WestRock’s commercial paper operations and generates revenues primarily from the sale of containerboard and paperboard to external customers.

•	Distribution: This segment consists of WestRock’s distribution and display assembly operations and generates revenues primarily from the distribution of packaging products and assembly of display products.

WestRock determined its operating segments based on the products and services it offers. The operating segments are consistent with its internal management structure, and it does not aggregate operating segments. WestRock reports the benefit of vertical integration with its mills in each reportable segment that ultimately sells the associated paper and packaging products to its external customers. It accounts for intersegment sales at prices that approximate market prices.

Adjusted EBITDA (as defined below) is WestRock’s measure of segment profitability in accordance with ASC 280, “Segment Reporting” because it is the measure used by its CODM to make decisions regarding allocation of resources and to assess segment performance.

Certain items are not allocated to WestRock’s operating segments and, thus, the information that its CODM uses to make operating decisions and assess performance does not reflect such amounts. Adjusted EBITDA is defined as pre-tax earnings of a reportable segment before depreciation, depletion and amortization, and excludes the following items WestRock’s CODM does not consider part of its segment performance: multiemployer pension withdrawal (income) expense, restructuring and other costs, net, impairment of goodwill and mineral rights, non-allocated expenses, interest expense, net, gain (loss) on extinguishment of debt, other (expense) income, net, Gain on Sale of RTS and Chattanooga and other adjustments.

The following table contains selected financial information for WestRock’s segments for the six months ended 31 March 2024 and 31 March 2023 and for the financial years ended 30 September 2023, 30 September 2022 and 30 September 2021:

	Years Ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	(audited)			(unaudited)
	($ million)
Net sales (aggregate):
Corrugated Packaging	10,054.9	9,307.6	8,400.5	4,818.2	4,964.8
Consumer Packaging	4,941.8	4,965.2	4,433.9	2,172.8	2,480.1
Global Paper	4,369.9	5,930.2	4,983.0	1,934.5	2,291.8
Distribution	1,260.7	1,418.9	1,254.8	561.7	628.8
Total	20,627.3	21,621.9	19,072.2	9,487.2	10,365.5
Less net sales (intersegment):
Corrugated Packaging	280.3	328.0	305.3	122.1	150.0
Consumer Packaging	30.7	27.8	20.3	13.7	12.2
Distribution	6.3	9.6	0.5	4.7	2.6
Total	317.3	365.4	326.1	140.5	164.8

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	Years Ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023
	(audited)			(unaudited)
	($ million)
Net sales (unaffiliated customers):
Corrugated Packaging	9,774.6	8,979.6	8,095.2	4,696.1	4,814.8
Consumer Packaging	4,911.1	4,937.4	4,413.6	2,159.1	2,467.9
Global Paper	4,369.9	5,930.2	4,983.0	1,934.5	2,291.8
Distribution	1,254.4	1,409.3	1,254.3	557.0	626.2
Total	20,310.0	21,256.5	18,746.1	9,346.7	10,200.7
Adjusted EBITDA:
Corrugated Packaging	1,600.4	1,386.7	1,394.0	645.7	736.9
Consumer Packaging	835.7	829.2	720.8	366.5	401.9
Global Paper	655.0	1,246.4	883.7	247.9	344.4
Distribution	37.0	79.7	68.8	17.9	20.1
Total	3,128.1	3,542.0	3,067.3	1,278.0	1,503.3

WestRock reports its financial results of operations in the following four reportable segments:

•	Corrugated Packaging:

Net Sales (Aggregate) — Corrugated Packaging Segment

Net sales before intersegment eliminations for the Corrugated Packaging segment decreased by $146.6 million in the six months ended 31 March 2024 compared to the six months ended 31 March 2023. The decrease primarily consisted of $319.1 million of lower selling price/mix and $81.8 million of lower volumes excluding $209.2 million for two additional months of sales in the first quarter of the financial year ending 31 September 2024 from the operations acquired in the Mexico Acquisition. These declines were also partially offset by $41.6 million associated with the converting operations formerly in the Consumer Packaging segment and $29.7 million of favourable foreign exchange rates.

Net sales before intersegment eliminations for the Corrugated Packaging segment increased by $747.3 million in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. The increase primarily consisted of $1.1 billion of sales from the operations acquired in the Mexico Acquisition, $281.7 million of higher selling price/mix and $111.6 million associated with the converting operations formerly in the Consumer Packaging segment, which were partially offset by $762.4 million of lower volumes excluding the Mexico Acquisition. Volumes were impacted by lower demand for certain of WestRock’s products, as well as certain inventory rebalancing throughout the supply chain.

Net sales before intersegment eliminations for the Corrugated Packaging segment increased $907.1 million in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021. The increase primarily consisted of $1,137.0 million of higher selling price/mix that was partially offset by $265.7 million of lower volumes. The lower volumes were largely due to market softness and customer inventory rebalancing in the fourth quarter of the financial year ended 30 September 2022. The volume comparison in the financial year ended 30 September 2022 reflects the $39.2 million negative impact in the prior year period from the 2021 Events, with an estimated $16.2 million and $23.0 million due to the ransomware incident and winter weather, respectively.

Adjusted EBITDA — Corrugated Packaging Segment

Corrugated Packaging segment Adjusted EBITDA in the six months ended 31 March 2024 decreased by $91.2 million compared to the six months ended 31 March 2023, primarily due to an estimated $270.5 million of margin impact from lower selling price/mix, $11.1 million of lower volumes and an estimated $6.2 million of increased net cost inflation. These items were partially offset by $137.1 million of increased cost savings and an estimated $23.2 million impact of lower economic downtime and prior year mill closures. Additionally, WestRock had $36.3 million of other net favourable items compared to the prior year period that consisted primarily of $19.3 million from the operations acquired in the Mexico Acquisition as the first quarter of the financial year ending 30 September 2024 included two additional months compared to the prior year period, $16.5 million of favourable planned downtime including maintenance outages and $6.1 million associated with the converting operations formerly in the Consumer Packaging segment, which were partially offset by an estimated $7.9 million unfavourable impact of winter weather.

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Corrugated Packaging segment Adjusted EBITDA in the financial year ended 30 September 2023 increased by $213.7 million compared to the financial year ended 30 September 2022, primarily due to an estimated $281.9 million margin impact from higher selling price/mix and $162.1 million of cost savings. These items were partially offset by an estimated $220.6 million impact of economic downtime and prior year mill closures, and $145.2 million of lower volumes. Additionally, WestRock had $131.7 million of other net favourable items that consisted primarily of $161.0 million from the operations acquired in the Mexico Acquisition and $14.9 million associated with converting operations formerly in the Consumer Packaging segment that were partially offset by $33.3 million of higher non-cash pension costs and $28.3 million of lower equity in income of unconsolidated entities excluding WestRock’s former joint venture in Mexico and $22.4 million of lower net ransomware recoveries in the financial year ended 30 September 2023 as compared to the financial year ended 30 September 2022. Estimated net cost deflation ended the year essentially flat at $3.8 million as cost deflation in the last half of the year more than offset cost inflation in the first half of the financial year, each as compared to the financial year ended 30 September 2022.

Corrugated Packaging segment Adjusted EBITDA in the financial year ended 30 September 2022 decreased $7.3 million compared to the financial year ended 30 September 2021, primarily due to an estimated $815.6 million of increased cost inflation, $249.1 million higher operating costs, including an estimated $29.8 million from economic downtime in the fourth quarter of the financial year ended 30 September 2022, $111.3 million of lower volumes excluding the 2021 Events in the financial year ended 30 September 2021 and a $12.9 million increase from planned downtime including maintenance outages. These items were largely offset by a $1,136.0 million margin impact from higher selling price/mix and the $46.0 million favourable impact in the financial year ended 30 September 2022 of the 2021 Events due to recoveries in the financial year ended 30 September 2022 compared to the expense from the 2021 Events in the financial year ended 30 September 2021. Productivity was negatively impacted by higher supply chain costs and labour shortages, in part due to the impacts of COVID and higher rates of attrition, as well as heavy planned mill maintenance in the first half of the financial year ended 30 September 2022 and COVID-related absenteeism primarily in the second quarter of the financial year ended 30 September 2022.

•	Consumer Packaging:

Net Sales (Aggregate) — Consumer Packaging Segment

Net sales before intersegment eliminations for the Consumer Packaging segment decreased by $307.3 million in the six months ended 31 March 2024 compared to the six months ended 31 March 2023. The decrease was primarily due to $208.8 million of lower volumes, $111.1 million due to the prior year divestiture of WestRock’s interior partition operations and $37.8 million of net sales for converting operations now included in the Corrugated Packaging segment. These items were partially offset by $31.4 million of higher selling price/mix and $18.8 million of favourable foreign exchange rates.

Net sales before intersegment eliminations for the Consumer Packaging segment decreased $23.4 million in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022, primarily due to $431.1 million of higher selling price/mix that was partially offset by $273.1 million of lower volumes and $73.4 million of unfavourable foreign exchange rates. In addition, the prior year period included $103.7 million of net sales for converting operations now included in the Corrugated Packaging segment. Volumes were impacted by lower demand for certain of WestRock’s products, as well as certain inventory rebalancing throughout the supply chain.

Net sales before intersegment eliminations for the Consumer Packaging segment increased $531.3 million in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021, primarily due to $425.7 million of higher selling price/mix and $258.7 million impact of higher volumes, including the $12.1 million negative impact from the 2021 Events in the prior year period. These increases were partially offset by $149.6 million of unfavourable foreign currency impacts.

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Adjusted EBITDA — Consumer Packaging Segment

Consumer Packaging segment Adjusted EBITDA in the six months ended 31 March 2024 decreased by $35.4 million compared to the six months ended 31 March 2023, primarily due to $45.7 million of lower volumes, an estimated $41.0 million of increased net cost inflation and an estimated $39.7 million impact of higher economic downtime. These items were partially offset by $76.6 million of increased cost savings and an estimated $27.8 million margin impact from higher selling price/mix. Additionally, WestRock had $13.4 million of other net unfavourable items compared to the prior year period that consisted primarily of $16.2 million due to the prior year divestiture of WestRock’s interior partition operations and $4.4 million of Adjusted EBITDA from the first quarter of the financial year ended 30 September 2023 associated with the converting operations now included in the Corrugated Packaging segment, which were partially offset by $5.1 million of favourable planned downtime including maintenance outages.

Consumer Packaging segment Adjusted EBITDA in the financial year ended 30 September 2023 increased by $6.5 million compared to the prior financial year. Adjusted EBITDA in the period increased primarily due to an estimated $413.8 million margin impact from higher selling price/mix and $58.2 million of cost savings which were partially offset by an estimated $184.8 million of increased net cost inflation, $151.7 million of lower volumes and an estimated $44.0 million impact of economic downtime. Additionally, WestRock had $85.0 million of other net unfavourable items that consisted primarily of $45.2 million of higher non-cash pension costs, $18.7 million of Adjusted EBITDA from the prior year period associated with the converting operations now included in the Corrugated Packaging segment and $12.0 million of unfavourable foreign exchange rates.

Consumer Packaging segment Adjusted EBITDA in the financial year ended 30 September 2022 increased $108.4 million compared to the financial year ended 30 September 2021. Adjusted EBITDA in the period increased primarily due to an estimated $409.0 million margin impact from higher selling price/mix, $59.2 million of higher volumes excluding the 2021 Events and a $9.9 million favourable impact from the 2021 Events due to recoveries in the financial year ended 30 September 2022 compared to the expense from the 2021 Events in the financial year ended 30 September 2021. These items were partially offset by an estimated $329.4 million of increased cost inflation, $25.6 million of unfavourable foreign currency impacts, $8.0 million of higher operating costs and a $6.4 million increase from planned downtime including maintenance outages.

•	Global Paper:

Net Sales (Aggregate) — Global Paper Segment

Net sales before intersegment eliminations for the Global Paper segment decreased by $357.3 million in the six months ended 31 March 2024 compared to the six months ended 31 March 2023. The decrease was primarily due to $239.3 million of lower selling price/mix, $48.6 million of lower sales associated with prior year mill divestitures and $47.1 million of lower volumes. Additionally, net sales were $22.7 million lower than the prior year period as sales to the operations acquired in the Mexico Acquisition for two additional months in the financial year ending 30 September 2024 were eliminated following the Mexico Acquisition.

Net sales before intersegment eliminations for the Global Paper segment decreased $1.6 billion in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022, primarily due to $1.4 billion of lower volumes and $34.6 million of lower selling price/mix. Additionally, net sales were $108.3 million lower than the prior year period as sales to the operations acquired in the Mexico Acquisition are eliminated from the date of the Mexico Acquisition. Volumes were impacted by lower demand for certain of WestRock’s products, as well as certain inventory rebalancing throughout the supply chain.

Net sales before intersegment eliminations for the Global Paper segment increased $947.2 million in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021, primarily due to $1,101.8 million of higher selling price/mix that was partially offset by $63.0 million of lower volumes including the $134.8 million negative impact on volumes in the financial year ended 30 September 2021 from the 2021 Events. The lower volumes were due to market softness in the fourth quarter of the financial year ended 30 September 2022. This aggregate increase was also partially offset by the absence of $33.7 million of sales from the sawmill that WestRock sold in the second quarter of the financial year ended 30 September 2021.

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Adjusted EBITDA — Global Paper Segment

Global Paper segment Adjusted EBITDA in the six months ended 31 March 2024 decreased by $96.5 million compared to the six months ended 31 March 2023, primarily due to $197.1 million of margin impact from lower selling price/mix, an estimated $99.1 million impact of higher economic downtime and prior year mill closures and $5.0 million of lower volumes. These items were partially offset by an estimated $185.5 million of increased cost savings and $33.1 million of net cost deflation. Additionally, WestRock had $13.9 million of other net unfavourable items compared to the prior year period that consisted primarily of $19.6 million of lower Adjusted EBITDA associated with prior year mill divestitures and an estimated $4.5 million unfavourable impact of winter weather, which was partially offset by an estimated $12.5 million of lower planned downtime including maintenance outages.

Global Paper segment Adjusted EBITDA in the financial year ended 30 September 2023 decreased $591.4 million compared to the prior financial year. Adjusted EBITDA in the period decreased primarily due to $429.2 million of lower volumes, an estimated $223.6 million impact of economic downtime and prior year mill closures, and an estimated $19.2 million of increased net cost inflation. These items were partially offset by $121.8 million of cost savings and $22.6 million of margin impact from higher selling price/mix. Additionally, WestRock had $63.8 million of other net unfavourable items that consisted primarily of $22.3 million of higher non-cash pension costs, $12.4 million of lower net ransomware recoveries and $9.3 million of lower net weather recoveries in the financial year ended 30 September 2023 as compared to the financial year ended 30 September 2022.

Global Paper segment Adjusted EBITDA in the financial year ended 30 September 2022 increased $362.7 million compared to the prior financial year. Adjusted EBITDA in the period increased primarily due to a $1,101.8 million margin impact from higher selling price/mix and a $79.4 million favourable impact from the 2021 Events due to recoveries in the financial year ended 30 September 2022 and expense from the 2021 Events in the financial year ended 30 September 2021. These items were partially offset by an estimated $659.4 million of increased cost inflation, $72.8 million of lower volumes excluding the 2021 Events, $72.1 million higher operating costs including an estimated $15.7 million from economic downtime in the fourth quarter of the financial year ended 30 September 2022, and a $16.1 million increase from planned downtime including maintenance outages.

•	Distribution:

Net Sales (Aggregate) — Distribution Segment

Net sales before intersegment eliminations for the Distribution segment decreased by $67.1 million in the six months ended 31 March 2024 compared to the six months ended 31 March 2023. The decrease was primarily due to $67.0 million of lower volumes. The lower volumes were primarily due to lower moving and storage and automotive business volumes.

Net sales before intersegment eliminations for the Distribution segment decreased $158.2 million in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022, primarily due to $173.7 million of lower volumes that was partially offset by $12.9 million of higher selling price/mix. The lower volumes were primarily due to lower moving and storage business volumes in the financial year ended 30 September 2023 and large healthcare orders in the prior year period.

Net sales before intersegment eliminations for the Distribution segment increased $164.1 million in the financial year ended 30 September 2022 compared to the financial year ended 30 September 2021, primarily due to $139.9 million of higher selling price/mix and $19.5 million of higher volumes, primarily related to fulfilment of a large healthcare order in the second quarter of the financial year ended 30 September 2022 that was partially offset by market softness in the fourth quarter of the financial year ended 30 September 2022.

Adjusted EBITDA — Distribution Segment

Distribution segment Adjusted EBITDA in the six months ended 31 March 2024 decreased by $2.2 million compared to the six months ended 31 March 2023, primarily due to an estimated $19.0 million of lower volumes and an estimated $2.6 million of increased net cost inflation, which were largely offset by $19.8 million of increased cost savings.

Distribution segment Adjusted EBITDA in the financial year ended 30 September 2023 decreased $42.7 million compared to the prior financial year, primarily due to $48.9 million of lower volumes and an estimated $23.4 million of increased net cost inflation that were partially offset by $15.5 million of cost savings and an estimated $12.9 million of margin impact from higher selling price/mix.

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Distribution segment Adjusted EBITDA in the financial year ended 30 September 2022 increased $10.9 million compared to the financial year ended 30 September 2021, primarily due to a $139.9 million margin impact from higher selling price/mix, $15.5 million from higher volumes and $5.2 million of increased productivity and other operational items. These items were largely offset by an estimated $149.5 million of increased cost inflation.

Liquidity and Capital Resources

WestRock has funded its working capital requirements, capital expenditures, mergers, acquisitions and investments, restructuring activities, dividends and stock repurchases from net cash provided by operating activities, borrowings under its credit facilities, proceeds from the sale of receivables under its accounts receivable monetisation agreements, proceeds from the sale of property, plant and equipment removed from service and proceeds received in connection with the issuance of debt and equity securities.

WestRock is a party to enforceable and legally binding contractual obligations involving commitments to make payments to third parties. These obligations impact WestRock’s short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of 31 March 2024, while others are considered future obligations. WestRock’s contractual obligations primarily consist of items such as long-term debt, including current portion, lease obligations, purchase obligations and other obligations. See the paragraph entitled “—Contractual Obligations” below for more details.

Cash and cash equivalents were $494.7 million as at 31 March 2024 and $393.4 million at 30 September 2023. Approximately half of the cash and cash equivalents at 31 March 2024 were held outside of the United States. The proportion of cash and cash equivalents held outside of the United States generally varies from period to period. As at 31 March 2024 and 30 September 2023, total debt was $8.9 billion and $8.6 billion, respectively, of which $1,317.5 million and $533.0 million was short-term as at 31 March 2024 and 30 September 2023, respectively. The increase in short-term debt is primarily due to WestRock’s $600 million 3.750% bond due March 2025 becoming current. Included in the total debt as at 31 March 2024 and 30 September 2023 was $147.6 million and $157.0 million, respectively, of non-cash acquisition related step-up. During the six months ended 31 March 2024, debt increased by $451.8 million and was partially offset by an increase in cash and cash equivalents. Funding for WestRock’s domestic operations in the foreseeable future is expected to come from sources of liquidity within its domestic operations, including cash and cash equivalents and available borrowings under its credit facilities. As such, its foreign cash and cash equivalents are not expected to be a key source of liquidity to its domestic operations.

As at 31 March 2024, WestRock had approximately $3.0 billion of available liquidity under its long-term committed credit facilities and cash and cash equivalents. WestRock’s primary availability is under its revolving credit facilities and the Receivables Securitisation Facility, the majority of which matures in July 2027. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes, including acquisitions and dividends.

On 22 September 2023, WestRock discharged $500 million aggregate principal amount of its 3.00% senior notes due September 2024 using cash and cash equivalents and borrowings under its commercial paper programme and recorded a $10.5 million gain on extinguishment of debt. On 22 March 2022, WestRock redeemed $350 million aggregate principal amount of its 4.00% senior notes due March 2023 primarily using borrowings under its Receivables Securitisation Facility and recorded an $8.2 million loss on extinguishment of debt.

WestRock’s credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalisation ratio. WestRock tests and reports its compliance with these covenants as required by these facilities and were in compliance with them as of 31 March 2024.

For further details on WestRock’s credit facilities, see paragraph 15.3 (WestRock) of Part 14 (Additional Information).

As at 31 March 2024, WestRock had $76.0 million of outstanding letters of credit not drawn upon.

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WestRock uses a variety of working capital management strategies including supply chain financing (“SCF”) programmes, vendor financing and commercial card programmes, monetisation facilities where WestRock sells short-term receivables to a group of third-party financial institutions and receivables securitisation facilities. These programmes are described below.

WestRock engages in certain customer-based SCF programmes to accelerate the receipt of payment for outstanding accounts receivables from certain customers. Certain costs of these programmes are borne by the customer or WestRock. Receivables transferred under these customer-based SCF programmes generally meet the requirements to be accounted for as sales in accordance with guidance under ASC 860, “Transfers and Servicing” (“ASC 860”), resulting in derecognition of such receivables from WestRock’s consolidated balance sheets. Receivables involved with these customer-based SCF programmes constitute approximately 2% of its annual net sales. In addition, WestRock has monetisation facilities that sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts.

WestRock’s working capital management strategy includes working with its suppliers to revisit terms and conditions, including the extension of payment terms. WestRock’s current payment terms with the majority of its suppliers generally range from payable upon receipt to 120 days and vary for items such as the availability of cash discounts. WestRock does not believe its payment terms will be shortened significantly in the near future, and WestRock does not expect its net cash provided by operating activities to be significantly impacted by additional extensions of payment terms. Certain financial institutions offer voluntary SCF programmes that enable WestRock’s suppliers, at their sole discretion, to sell their receivables from WestRock to the financial institutions on a non-recourse basis at a rate that leverages its credit rating and thus might be more beneficial to its suppliers. WestRock and its suppliers agree on commercial terms for the goods and services WestRock procures, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in SCF programmes. The suppliers sell WestRock goods or services and issue the associated invoices to WestRock based on the agreed-upon contractual terms. The due dates of the invoices are not extended due to the supplier’s participation in SCF programmes. WestRock’s suppliers, at their sole discretion if they choose to participate in a SCF programme, determine which invoices, if any, they want to sell to the financial institutions. No guarantees are provided by WestRock under SCF programmes and WestRock has no economic interest in a supplier’s decision to participate in the SCF programme. Therefore, amounts due to its suppliers that elect to participate in SCF programmes are included in the line items “Accounts payable” and “Other current liabilities” in its consolidated balance sheets and the activity is reflected in net cash provided by operating activities in its consolidated statements of cash flows. Based on correspondence with the financial institutions that are involved with its two primary SCF programmes, while the amount suppliers elect to sell to the financial institutions varies from period to period, the amount generally averages approximately 19% to 21% of WestRock’s accounts payable balance.

WestRock also participates in certain vendor financing and commercial card programmes to support its travel and entertainment expenses and smaller vendor purchases. Amounts outstanding under these programmes are classified as debt primarily because WestRock receives the benefit of extended payment terms and a rebate from the financial institution that WestRock would not have otherwise received without the financial institution’s involvement. WestRock also has the Receivables Securitisation Facility that allows for borrowing availability based on underlying accounts receivable eligibility and compliance with certain covenants. See “Note 14. Debt” of the WestRock 2023 Annual Financial Statements and “Note 12. Debt” of the WestRock H1 Financial Statements for a discussion of its Receivables Securitisation Facility and the amount outstanding under its vendor financing and commercial card programmes.

Cash Flows

The following table summarises WestRock’s cash flow for the six months ended 31 March 2024 and 31 March 2023, and the financial years ended 30 September 2023, 30 September 2022 and 30 September 2021:

	Year ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	(audited)			(unaudited)
	($ million)
Net cash provided by operating activities	1,827.9	2,020.4	2,279.9	312.1	550.0
Net cash (used for) provided by investing activities	(1,507.2)	(776.0)	(676.0)	356.7	(1,343.5)
Net cash (used for) provided by financing activities	(193.5)	(1,281.3)	(1,580.4)	(569.7)	907.6
Cash, cash equivalents and restricted cash at beginning of period	260.2	290.9	251.1	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	393.4	260.2	290.9	494.7	363.4

Net cash provided by operating activities

Net cash provided by operating activities during the six months ended 31 March 2024 decreased $237.9 million from the six months ended 31 March 2023, primarily due to lower earnings, excluding the goodwill impairment and restructuring and other costs, net, and $89.7 million of increased working capital usage compared to the prior year period.

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Net cash provided by operating activities during the financial year ended 30 September 2023 decreased $192.5 million from the financial year ended 30 September 2022, primarily due to lower earnings partially offset by $668.0 million of reduced working capital usage compared to the prior year period. The changes in working capital in the financial year ended 30 September 2023 and 2022 included a use of cash of $32.5 million and a source of cash of $58.8 million, respectively, resulting from the sale of accounts receivables in connection with the Monetisation Agreement (as defined in “Note 13. Fair Value” of the WestRock 2023 Annual Financial Statements).

Net cash provided by operating activities during the financial year ended 30 September 2022 decreased by $259.5 million from the financial year ended 30 September 2021, primarily due to $511.3 million of greater working capital usage compared to the prior year period that was partially offset by higher earnings excluding non-cash impairments primarily associated with restructuring activities. The greater working capital usage in the financial year ended 30 September 2022 was primarily due to actions taken in the prior year to preserve cash due to uncertainty during the COVID pandemic, such as the payment of certain bonuses and 401(k) match in stock (i.e. a qualified profit-sharing plan that allows employees to contribute a portion of their wages to individual accounts) in the financial year ended 30 September 2021, that were paid in cash in the financial year ended 30 September 2022, and the payment in the financial year ended 30 September 2022 of certain previously deferred payroll taxes that relate to relief offered under the Coronavirus Aid, Relief, and Economic Security Act from prior years. The changes in working capital in the financial year ended 30 September 2022 and 2021 included a source of cash resulting from the sale of $58.8 million and $76.6 million, respectively, of accounts receivables in connection with the A/R Sales Agreement (as defined in “Note 12. Fair Value” of the WestRock 2022 Annual Financial Statements).

Net cash provided by (used for) investing activities

Net cash provided by investing activities during the six months ended 31 March 2024 of $356.7 million consisted primarily of $860.0 million of proceeds from the collection of an instalment note receivable related to WestRock’s Timber Notes (as defined in the WestRock H1 Financial Statements) and $38.7 million of proceeds from the sale of property, plant and equipment primarily for the sale of WestRock’s Panama City, FL mill that were partially offset by $548.6 million for capital expenditures. Net cash used for investing activities of $1.3 billion in the six months ended 31 March 2023 consisted primarily of $853.5 million of cash paid for the purchase of businesses, net of cash acquired, for the Mexico Acquisition and $563.7 million for capital expenditures that were partially offset by $25.9 million of proceeds from the sale of two uncoated recycled paperboard mills, $23.2 million of proceeds from currency forward contracts and $18.7 million of proceeds from the sale of property, plant and equipment.

Net cash used for investing activities of $1,507.2 million in the financial year ended 30 September 2023 consisted primarily of $1,142.1 million for capital expenditures and $853.5 million of cash paid for the purchase of businesses, net of cash acquired which were partially offset by $318.2 million of net cash proceeds from the sale of WestRock’s interior partitions converting operations and Chattanooga, Tennessee uncoated recycled paperboard mill, $53.4 million of proceeds from the sale of two joint ventures, $42.2 million of proceeds from corporate owned life insurance (i.e. life insurance policies owned by corporate employers with respect to certain senior executives), $27.6 million of proceeds from the sale of two uncoated recycled paperboard mills, $23.2 million of proceeds from currency forward contracts and $26.8 million of proceeds from the sale of property, plant and equipment. WestRock invested $1,142.1 million in capital expenditures in the financial year ended 30 September 2023.

Net cash used for investing activities of $776.0 million in the financial year ended 30 September 2022 consisted primarily of $862.6 million for capital expenditures that was partially offset by $60.8 million of proceeds from corporate owned life insurance and $28.2 million of proceeds from the sale of property, plant and equipment, primarily for the sale of a previously closed facility.

Net cash used for investing activities of $676.0 million in the financial year ended 30 September 2021 consisted primarily of $815.5 million for capital expenditures that were partially offset by $58.5 million of proceeds from the sale of the Summerville, South Carolina sawmill, $44.9 million of proceeds from corporate owned life insurance and $29.5 million of proceeds from the sale of investments.

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Net cash used for financing activities

Net cash used in financing activities during the six months ended 31 March 2024 of $569.7 million consisted primarily of a $774.0 million payment of a secured financing liability related to WestRock’s non-recourse liabilities, and cash dividends paid to stockholders of $155.6 million, which were partially offset by a net increase in debt of $372.2 million. In the six months ended 31 March 2023, net cash provided by financing activities of $907.6 million consisted primarily of a net increase in debt of $1,063.7 million, which was partially offset by cash dividends paid to stockholders of $140.3 million. The increase in debt in the six months ended 31 March 2023 was primarily in connection with the Mexico Acquisition.

In the financial year ended 30 September 2023, net cash used for financing activities of $193.5 million consisted primarily of cash dividends paid to stockholders of $281.3 million that was partially offset by a net additions to debt of $101.1 million due to the Mexico Acquisition, net of debt repayments.

In the financial year ended 30 September 2022, net cash used for financing activities of $1,281.3 million consisted primarily of share repurchases of $600.0 million, a net decrease in debt of $452.7 million and cash dividends paid to stockholders of $259.5 million.

In the financial year ended 30 September 2021, net cash used for financing activities of $1,580.4 million consisted primarily of a net decrease in debt of $1,241.3 million and cash dividends paid to stockholders of $233.8 million and stock repurchases of $122.4 million.

Contractual Obligations

The table below summarises the enforceable and legally binding contractual obligations as at 30 September 2023 of WestRock and the effect these obligations are expected to have on its liquidity and cash flow in future periods, without giving effect to the Combination. Certain amounts in this table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors, including estimated minimum pension plan contributions and estimated benefit payments related to postretirement obligations, supplemental retirement plans and deferred compensation plans. Because these estimates and assumptions are subjective, the enforceable and legally binding obligations WestRock actually pays in future periods may vary from those presented in the table below.

	Payments Due by Period
	Total	Year ending 30 September 2024	Years ending 30 September 2025 and 30 September 2026	Years ending 30 September 2027 and 30 September 2028	Thereafter

	($ million)
Long-Term Debt, including current portion, excluding finance lease obligations(1)	7,987.7	469.7	2,531.4	1,606.9	3,379.7
Lease obligations(2)	1,433.3	320.5	387.2	306.2	419.4
Purchase obligations and other(3)(4)(5)	2,532.6	1,413.3	334.6	217.5	567.2
Total	11,953.6	2,203.5	3,253.2	2,130.6	4,366.3

Notes:

(1)	Includes only principal payments owed on the debt of WestRock assuming that all of its long-term debt will be held to maturity, excluding scheduled payments. This excludes $123.6 million of fair value of debt step-up, deferred financing costs and unamortised bond discounts from the table to arrive at actual debt obligations. See “Note 14. Debt” of the WestRock 2023 Annual Financial Statements for information on the interest rates that apply to the various debt instruments.
(2)	See “Note 15. Leases” of the WestRock 2023 Annual Financial Statements for additional information.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provision; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable without penalty.
(4)	This includes future estimated minimum pension plan contributions, MEPP withdrawal payments with definite payout terms and estimated benefit payments related to postretirement obligations, supplemental retirement plans and deferred compensation plans. The estimates of WestRock are based on various factors, such as discount rates and expected returns on plan assets. Future contributions are subject to changes in the funded status of WestRock based on factors such as investment performance, discount rates, returns on plan assets and changes in legislation. It is possible that these assumptions may change, actual market performance may vary or WestRock may decide to contribute different amounts. This excluded $94.7 million of MEPP withdrawal liabilities recorded as of 30 September 2023, including WestRock’s estimate of the accumulated funding deficiency, due to lack of definite payout terms for certain of the obligations. See “Note 6. Retirement Plans — Multiemployer Plans” of the WestRock 2023 Annual Financial Statements for additional information.
(5)	The following items have not been included in the table above:

•	an item labelled “other noncurrent liabilities” reflected on the consolidated balance sheet of WestRock because these liabilities do not have a defined pay-out schedule;
•	$476.9 million for certain provisions of ASC 740, “Income Taxes” associated with liabilities, primarily for uncertain tax positions due to the uncertainty as to the amount and timing of payment, if any; and
•	$1,106.9 million of non-recourse liabilities held by special purpose entities (“SPEs”) that have $1,244.8 million of related restricted assets. See “Note 17. Special Purpose Entities” of the of the WestRock 2023 Annual Financial Statements for additional information.

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In addition to the enforceable and legally binding obligations presented in the table above, WestRock has other obligations for goods and services and raw materials entered into in the normal course of business. These contracts, however, are subject to change based on the business decisions of WestRock.

Capital Expenditure

WestRock’s capital expenditures primarily consist of investments in safety, environmental, maintenance and certain asset recapitalisation projects, as well as investments to support productivity and growth in WestRock’s business.

Capital expenditures for the six months ended 31 March 2024 and the financial years ended 30 September 2023, 2022 and 2021 were $548.6 million, $1,142.1 million, $862.6 million and $815.5 million, respectively.

WestRock expects to invest a total of approximately $1.2 to $1.5 billion in capital expenditures in the financial year ending 30 September 2024. WestRock expects this level of capital investment will allow it to continue to invest in safety, environmental and maintenance projects, while also making investments to support productivity and growth in its business and complete certain asset recapitalisation and to initiate strategic investments. However, WestRock’s capital expenditure assumptions may change, project completion dates may change, or it may decide to invest a different amount depending upon opportunities it identifies, or changes in market conditions or to comply with changes in laws and regulations.

Off-balance Sheet Arrangements

As at 31 March 2024, WestRock did not engage in any off-balance sheet financing arrangements.

Alternative Performance Measures (“APMs”)

WestRock uses certain non-US GAAP measures to measure its operating and financial performance, namely Adjusted Net Income, Adjusted Earnings Per Diluted Share and Consolidated Adjusted EBITDA.

WestRock believes that these APMs provide additional meaningful financial information that may be relevant when assessing the ongoing performance of WestRock. Non-US GAAP financial measures should be viewed in addition to, and not as an alternative to, WestRock’s US GAAP results. These measures may be different from non-US GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted Net Income

WestRock defines Adjusted Net Income as Net (loss) income attributable to common stockholders excluding restructuring and other costs, net, impairment of goodwill and mineral rights, business systems transformation costs and other specific items that WestRock believes are not indicative of the ongoing operating results of the business of WestRock. WestRock views Adjusted Net Income as a useful measure because it provides its management, the WestRock Board, investors, potential investors, securities analysts and others with useful information to evaluate the performance of WestRock. WestRock and the WestRock Board use this information when making financial, operating and planning decisions and when evaluating the performance of WestRock relative to other periods. WestRock believes that the most directly comparable US GAAP measure to Adjusted Net Income is Net (loss) income attributable to common stockholders. The following tables provide reconciliations of Adjusted Net Income to Net (loss) income attributable to common stockholders (represented in the table below as the Consolidated net (loss) income as reported in Part 19 (Historical Financial Statements of WestRock) less Net income attributable to noncontrolling interests) for the periods indicated.

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Reconciliation of Adjusted Net Income to Net (loss) income attributable to common stockholders for the six months ended 31 March 2024 and 2023

	Six Months Ended 31 March 2024			Six Months Ended 31 March 2023
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax

	($ million)
As reported	(10.6)	4.3	(6.3)	(2,066.5)	108.5	(1,958.0)
Goodwill impairment	—	—	—	1,893.0	(63.2)	1,829.8
Restructuring and other costs, net	146.7	(36.1)	110.6	467.9	(114.7)	353.2
Work stoppage costs	1.8	(0.5)	1.3	77.8	(19.1)	58.7
Business systems transformation costs	45.1	(11.0)	34.1	37.7	(9.2)	28.5
Loss on consolidation of previously held equity method investment net of deferred taxes	—	—	—	46.8	(22.2)	24.6
Acquisition accounting inventory related adjustments	—	—	—	13.1	(3.2)	9.9
Losses at closed facilities	17.5	(4.3)	13.2	3.7	(0.8)	2.9
Accelerated depreciation on certain consolidated facilities	4.8	(1.1)	3.7	—	—	—
Loss on sale of RTS and Chattanooga	1.5	(0.4)	1.1	—	—	—
Gain on sale of airplane	(6.2)	1.5	(4.7)	—	—	—
Gain on sale of unconsolidated entities, net	(1.0)	0.2	(0.8)	—	—	—
Gain on sale of two uncoated recycled paperboard mills	—	—	—	(11.1)	2.8	(8.3)
Other	0.3	(0.1)	0.2	0.6	(0.1)	0.5
Adjusted Results	199.9	(47.5)	152.4	463.0	(121.2)	341.8
Noncontrolling interests			(0.6)			(2.8)
Adjusted Net Income			151.8			339.0

Reconciliation of Adjusted Net Income to Net (loss) income attributable to common stockholders for the year ended 30 September 2023

	Year ended 30 September 2023
	Pre-Tax	Tax	Net of Tax

	($ million)
As reported	(1,704.6)	60.4	(1,644.2)
Goodwill impairment	1,893.0	(71.2)	1,821.8
Restructuring and other costs, net	859.1	(210.6)	648.5
Work stoppage costs	80.4	(19.7)	60.7
Business systems transformation costs	79.1	(19.4)	59.7
Losses at closed facilities	42.6	(10.4)	32.2
Loss on consolidation of previously held equity method investment net of deferred taxes	46.8	(22.2)	24.6
Acquisition accounting inventory related adjustments	13.1	(3.2)	9.9
Accelerated depreciation on certain facility closures	0.4	(0.1)	0.3
Gain on sale of RTS and Chattanooga	(238.8)	53.7	(185.1)
Gain on sale of unconsolidated entities, net	(23.6)	5.8	(17.8)
Multiemployer pension withdrawal income	(12.1)	2.9	(9.2)
Gain on extinguishment of debt	(10.5)	2.6	(7.9)
Brazil indirect tax claim	(9.1)	3.1	(6.0)
Gain on sale of two uncoated recycled paperboard mills	(11.2)	5.6	(5.6)
Other	0.6	(0.1)	0.5
Adjusted Results	1,005.2	(222.8)	782.4
Noncontrolling interests			(4.8)
Adjusted Net Income			777.6

Reconciliation of Adjusted Net Income to Net (loss) income attributable to common stockholders for the year ended 30 September 2022

	Year ended 30 September 2022
	Pre-Tax	Tax	Net of Tax

	($ million)
As reported	1,218.8	(269.6)	949.2
Restructuring and other costs, net	383.0	(93.1)	289.9
Mineral rights impairment	26.0	(6.4)	19.6
Loss on extinguishment of debt	8.5	(2.1)	6.4
Accelerated depreciation on certain facility closures	7.5	(1.9)	5.6
Business systems transformation costs	7.4	(1.8)	5.6
Multiemployer pension withdrawal expense	3.5	(0.8)	2.7
Losses at closed facilities	3.5	(0.9)	2.6
MEPP liability adjustment due to interest rates	(36.2)	8.9	(27.3)
Ransomware recovery costs insurance proceeds	(6.6)	1.6	(5.0)
Other	0.5	(0.1)	0.4
Adjusted Results	1,615.9	(366.2)	1,249.7
Noncontrolling interests			(4.6)
Adjusted Net Income			1,245.1

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Reconciliation of Adjusted Net Income to Net (loss) income attributable to common stockholders for the year ended 30 September 2021

	Year ended 30 September 2021
	Pre-Tax	Tax	Net of Tax

	($ million)
As reported	1,085.9	(243.4)	842.5
Restructuring and other costs, net	30.6	(7.5)	23.1
COVID employee payments	22.0	(5.4)	16.6
Grupo Gondi option	22.5	(6.7)	15.8
Ransomware recovery costs, net of insurance proceeds	18.9	(4.7)	14.2
Accelerated compensation ‒ former CEO	11.7	—	11.7
Loss on extinguishment of debt	9.7	(2.4)	7.3
Losses at closed facilities	3.0	(0.6)	2.4
Accelerated depreciation on certain facility closures	0.7	(0.2)	0.5
Gain on sale of investment	(16.0)	2.4	(13.6)
Gain on sale of sawmill	(16.5)	8.3	(8.2)
Brazil indirect tax claim	(0.9)	0.3	(0.6)
MEPP liability adjustment due to interest rates	(0.4)	0.1	(0.3)
Adjusted Results	1,171.2	(259.8)	911.4
Noncontrolling interests			(4.2)
Adjusted Net Income			907.2

Adjusted Earnings Per Diluted Share

WestRock defines Adjusted Earnings Per Diluted Share as (Loss) earnings per diluted share, calculated after excluding restructuring and other costs, net, impairment of goodwill and mineral rights, business systems transformation costs and other specific items that WestRock believes are not indicative of the ongoing operating results of the business of WestRock. WestRock views Adjusted Earnings Per Diluted Share as a useful measure because it provides its management, the WestRock Board, investors, potential investors, securities analysts and others with useful information to evaluate the performance of WestRock. WestRock and the WestRock Board use this information when making financial, operating and planning decisions and when evaluating the performance of WestRock relative to other periods. WestRock believes that the most directly comparable US GAAP measures to Adjusted Earnings Per Diluted Share is (Loss) earnings per diluted share. The following table provides a reconciliation of Adjusted Earnings Per Diluted Share to (Loss) earnings per diluted share for the periods indicated.

	Year ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	($ per share)
(Loss) earnings per diluted share	(6.44)	3.61	3.13	(0.03)	(7.68)
Goodwill impairment	7.12	—	—	—	7.17
Restructuring and other costs, net	2.53	1.11	0.09	0.43	1.39
Work stoppage costs	0.24	—	—	0.01	0.23
Business systems transformation costs	0.23	0.02	—	0.13	0.11
Losses at closed facilities	0.13	0.01	0.01	0.05	0.01
Accelerated depreciation on certain consolidated facilities	—	—	—	0.02	—
Loss on consolidation of previously held equity method investment net of deferred taxes	0.09	—	—	—	0.09
COVID employee payments	—	—	0.06	—	—
Grupo Gondi option	—	—	0.06	—	—
Acquisition accounting inventory related adjustments	0.04	—	—	—	0.04
Gain on sale of airplane	—	—	—	(0.02)	—
Accelerated compensation ‒ former CEO	—	—	0.04	—	—
Mineral rights impairment	—	0.08	—	—	—
Accelerated depreciation on certain facility closures	—	0.02	—	—	—
Gain on sale of RTS and Chattanooga	(0.72)	—	—	—	—
Gain on sale of unconsolidated entities, net	(0.07)	—	—	—	—
Gain on sale of investment	—	—	(0.05)	—	—
Gain on sale of sawmill	—	—	(0.03)	—	—
Multiemployer pension withdrawal (income) expense	(0.04)	0.01	—	—	—
(Gain) loss on extinguishment of debt	(0.03)	0.02	0.03	—	—
Brazil indirect tax claim	(0.02)	—	—	—	—
Gain on sale of two uncoated recycled paperboard mills	(0.02)	—	—	—	(0.03)
MEPP liability adjustment due to interest rates	—	(0.10)	—	—	—
Ransomware recovery costs, net of insurance proceeds	—	(0.02)	0.05	—	—
Adjustment to reflect adjusted earnings on a fully diluted basis	(0.02)	—	—	—	(0.01)
Adjusted Earnings Per Diluted Share	3.02	4.76	3.39	0.59	1.32

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Consolidated Adjusted EBITDA

WestRock defines Consolidated Adjusted EBITDA as Net (loss) income attributable to common stockholders excluding restructuring and other costs, net, impairment of goodwill and mineral rights, gain on sale of RTS and Chattanooga, business systems transformation costs and other specific items that WestRock believes are not indicative of the ongoing operating results of the business of WestRock. For further details of the gain on sale of RTS and Chattanooga, see “Note 1. Description of Business and Summary of Significant Accounting Policies” of the WestRock 2023 Annual Financial Statements. WestRock views Consolidated Adjusted EBITDA as a useful measure because it provides its management, the WestRock Board, investors, potential investors, securities analysts and others with useful information to evaluate the performance of WestRock. The WestRock Board uses this information when making financial, operating and planning decisions and when evaluating the performance of WestRock relative to other periods. WestRock believes that the most directly comparable US GAAP measure to Consolidated Adjusted EBITDA is Net (loss) income attributable to common stockholders. The following table provides a reconciliation of Consolidated Adjusted EBITDA to Net (loss) income attributable to common stockholders for the periods indicated.

	Year ended 30 September			Six months ended 31 March
	2023	2022	2021	2024	2023

	($ million)
Net (loss) income attributable to common stockholders	(1,649.0)	944.6	838.3	(6.9)	(1,960.8)
Adjustments:(1)
Less: Net income attributable to noncontrolling interests	4.8	4.6	4.2	0.6	2.8
Income tax (benefit) expense	(60.4)	269.6	243.4	(4.3)	(108.5)
Other expense (income), net	6.1	11.0	(10.9)	18.2	(7.4)
(Gain) loss on extinguishment of debt	(10.5)	8.5	9.7	—	—
Interest expense, net	417.9	318.8	372.3	202.2	205.7
Restructuring and other costs, net	859.2	383.0	30.6	146.7	467.9
Impairment of goodwill and mineral rights	1,893.0	26.0	—	—	1,893.0
Multiemployer pension withdrawal (income) expense	(12.1)	0.2	(2.9)	—	—
(Gain) loss on sale of RTS and Chattanooga	(238.8)	—	—	1.5	—
Depreciation, depletion and amortization	1,535.8	1,488.6	1,460.0	770.2	769.0
Other adjustments	232.6	4.5	54.5	60.8	179.0
Consolidated Adjusted EBITDA	2,978.6	3,459.4	2,999.2	1,189.0	1,440.7

Note:

(1)	The table above adds back expense or subtracts income for certain financial statement and segment footnote items to compute Consolidated Adjusted EBITDA.

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Critical Accounting Policies and Estimates

Goodwill

WestRock reviews the carrying value of its goodwill annually at the beginning of the fourth quarter of each financial year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value as set forth in ASC 350, “Intangibles — Goodwill and Other” (“ASC 350”). WestRock tests goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component.

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is “more likely than not” that the fair value of a reporting unit exceeds its carrying amount. WestRock generally does not attempt a qualitative assessment and moves directly to the quantitative test. As part of the quantitative test, WestRock utilises the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of its reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, EBITDA margins, capital expenditures and discount rates. The assumptions WestRock uses to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which WestRock believes would be generally consistent with that of a market participant. If WestRock determines that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If WestRock determines that the carrying amount of the reporting unit exceeds its estimated fair value, WestRock measures the goodwill impairment charge based on the excess of a reporting unit’s carrying amount over its fair value, but not in excess of the total amount of goodwill allocated to the respective reporting unit, as required under Accounting Standards Update 2017-04, “Simplifying the Test for Goodwill Impairment”. WestRock describes its accounting policy for goodwill further in “Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill” of the WestRock 2023 Annual Financial Statements.

In the financial year ended 30 September 2023, WestRock recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,821.8 million after-tax) associated with its interim goodwill impairment analysis completed in the second quarter. See “Note 8. Segment Information” of the WestRock 2023 Annual Financial Statements for additional information.

During the fourth quarter of the financial year ended 30 September 2023, WestRock completed its annual goodwill impairment testing. WestRock considered factors such as, but not limited to, its expectations for macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 9.5% to 14.5%. WestRock used perpetual growth rates ranging from 0.0% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values. The fair value of its Consumer Packaging reporting unit exceeded its carrying value by 30%. However, its Corrugated Packaging and Distribution reporting units had fair values that exceeded their respective carrying values by less than 10%, WestRock’s Corrugated Packaging reporting unit had a narrow fair value cushion due to the goodwill impairment charge recorded for the reporting unit in the second quarter of the financial year ended 30 September 2023 and the fair value accounting related to the Mexico Acquisition.

If WestRock had concluded that it was appropriate to increase the discount rate WestRock used by 100 basis points, the fair value of only its Consumer Packaging reporting unit would have continued to exceed its carrying value. In the financial year ended 30 September 2023, annual goodwill impairment analysis, projected future cash flows for the Corrugated Packaging and Distribution reporting units were discounted at 9.5% and 14.5%, respectively. Based on the discounted cash flow model and holding other valuation assumptions constant, the discount rates for Corrugated Packaging and Distribution reporting units would have to be increased to 9.9% and 15.4%, respectively, in order for the estimated fair value of the reporting units to fall below their carrying values.

As at 30 September 2023, the Corrugated Packaging, Consumer Packaging and Distribution reporting units had $2,603.7 million, $1,506.6 million and $138.4 million of goodwill, respectively. WestRock’s Global Paper reporting unit had no goodwill. Because the fair values of the Corrugated Packaging and Distribution reporting units are not substantially more than their carrying values, these reporting units have greater risk of future impairments should WestRock experience adverse changes in its assumptions, estimates, or market factors. If the assumptions, estimates, and market factors underlying its fair value determinations change adversely, WestRock may be exposed to additional impairment charges, which could be material.

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Subsequent to its annual test, WestRock monitored industry economic trends through the end of the financial year ended 30 September 2023 and determined no additional testing for goodwill impairment was warranted. WestRock has not made any material changes to its impairment loss assessment methodology during the three financial years ended 30 September 2023, 2022 and 2021.

Long-Lived Assets

WestRock follows the provisions included in ASC 360, “Property, Plant, and Equipment” in determining whether the carrying value of any of its long-lived assets, including amortisable intangibles other than goodwill, is impaired. WestRock reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If WestRock determines that indicators of impairment are present, WestRock determines whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions WestRock uses to estimate future cash flows are consistent with the assumptions WestRock uses for internal planning purposes, updated to reflect current expectations. If its estimated undiscounted cash flows do not exceed the carrying value, WestRock estimates the fair value of the asset and records an impairment charge if the carrying value is greater than the fair value of the asset. WestRock estimates fair value using discounted cash flows, observable prices for similar assets or other valuation techniques.

WestRock’s judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause WestRock to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires WestRock to estimate future operating results and cash flows, which also require judgment by management.

Accounting for Income Taxes

WestRock’s income tax expense, deferred tax assets and liabilities and liabilities for unrecognised tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. Significant judgments and estimates are required in determining the consolidated income tax expense. In evaluating its ability to recover its deferred tax assets within the jurisdiction from which they arise, WestRock considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. WestRock uses significant judgment in: (i) determining whether a tax position, based solely on its technical merits, is “more likely than not” to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is “more likely than not” to be realised upon ultimate settlement. WestRock does not record any benefit for the tax positions where WestRock does not meet the “more likely than not” initial recognition threshold. Income tax positions must meet a “more likely than not” recognition threshold at the effective date to be recognised. WestRock generally recognises interest and penalties related to unrecognised tax benefits in income tax expense in the consolidated statements of operations. Resolution of the uncertain tax positions could have a material adverse effect on its cash flows or materially benefit its results of operations in future periods depending upon their ultimate resolution. A 1% change in its effective tax rate would have increased or decreased tax expense by approximately $17 million for the year ended 30 September 2023. A 1% change in its effective tax rate used to compute deferred tax liabilities and assets, as recorded on the consolidated balance sheet as at 30 September 2023, would have increased or decreased tax expense by approximately $100 million for the financial year ended 30 September 2023.

Pension

The funded status of WestRock’s qualified and non-qualified US and non-US pension plans increased by $170.5 million in the financial year ended 30 September 2023. WestRock’s US qualified and non-qualified pension plans were overfunded by $450.0 million as of 30 September 2023. WestRock’s non-US pension plans were underfunded by $41.7 million as of 30 September 2023. WestRock’s US pension plan benefit obligations were positively impacted in the financial year ended 30 September 2023 primarily by a 61-basis point increase in the discount rate compared to the prior measurement date. The non-US pension plan obligations were positively impacted in the financial year ended 30 September 2023 by a 73-basis point increase in the discount rate compared to the prior measurement date.

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The determination of pension obligations and pension expense requires various assumptions that can significantly affect liability and expense amounts, such as the expected long-term rate of return on plan assets, discount rates, projected future compensation increases and mortality rates for each of its plans. These assumptions are determined annually in conjunction with the actuary of WestRock. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions that, in management’s judgment, could change in a manner that would materially affect management’s future estimates with respect to such matters and, accordingly, could cause WestRock’s future reported financial condition and results of operations to differ materially from those that WestRock is currently reporting based on management’s current estimates.

A 25-basis point change in the discount rate, compensation level, expected long-term rate of return on plan assets and interest crediting rate, factoring in its corridor (as defined herein) as appropriate, would have had the following effect on the pension expense for the financial year ended 30 September 2023 (amounts in the table in parentheses reflect additional income):

	Pension Plans
	25 Basis Point Increase	25 Basis Point Decrease

	($ million)
Discount rate	(8.1)	8.3
Compensation level	0.2	(0.2)
Expected long-term rate of return on plan assets	(12.2)	12.2
Interest crediting rate	0.3	(0.3)

New Accounting Standards

See “Note 1. Basis of Presentation and Summary of Significant Accounting Policies” of the WestRock H1 Annual Financial Statements for a full description of recent accounting pronouncements, including the respective expected dates of adoption and expected effects on its results of operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

WestRock is exposed to market risk from changes in, among other things, interest rates, foreign currencies and commodity prices. WestRock aims to identify and understand these risks and then implement strategies to manage them. When evaluating these strategies, WestRock evaluates the fundamentals of each market, its sensitivity to movements in pricing, and underlying accounting and business implications. WestRock’s Chief Executive Officer or Chief Financial Officer must approve the execution of all transactions contemplated in accordance with its Financial and Commodity Risk Management Corporate Policy. The sensitivity analyses WestRock presents below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions WestRock may take to mitigate its exposure to such changes. WestRock may not be successful in managing these risks.

While WestRock has experienced changes in commodity prices and certain input costs in the six months ended 31 March 2024, there have been no material changes in WestRock’s exposure to market risk sensitivities since 30 September 2023.

Containerboard and Paperboard Shipments

WestRock is exposed to market risk related to its sales of containerboard and paperboard. WestRock sells a significant portion of its mill production and converted products pursuant to contracts that provide that prices are either fixed for specified terms or provide for price adjustments based on negotiated terms, including changes in specified index prices. WestRock has the capacity to annually ship approximately 10.6 million tons from its containerboard mills and approximately 4.0 million tons from its paperboard mills, although its mill system operating rates may vary from year to year due to changes in market and other factors. Including a partial year adjustment to capacity to reflect footprint actions, where appropriate, its simple average mill system operating rates for the three financial years ended 30 September 2023, 2022 and 2021 averaged 88%. A hypothetical $10 per ton change in the price of containerboard and paperboard throughout the financial year ended 30 September 2023 based on its capacity would have impacted WestRock’s sales by approximately $106 million and $40 million, respectively.

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Energy

Energy is one of the most significant costs of WestRock’s mill operations. The cost of natural gas (typically measured in MMBtu), coal, oil, electricity and purchased biomass fuel at times has fluctuated significantly. In its recycled paperboard mills, WestRock uses primarily natural gas and electricity, supplemented at certain mills with fuel oil, to generate steam used in the paper making process. In its virgin fibre mills, WestRock uses biomass, natural gas, fuel oil and coal to generate steam used in the pulping and paper making processes and to generate some or all the electricity used on site. WestRock primarily uses purchased electricity and natural gas to operate its converting facilities. WestRock generally purchases these products from suppliers at market or tariff rates. WestRock’s energy costs decreased in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022. From time to time, WestRock uses commodity contracts to hedge energy exposures, as discussed in more detail below.

WestRock spent approximately $1,164 million, $1,263 million and $903 million on all energy sources in the financial year ended 30 September 2023, 2022 and 2021, respectively, to operate its facilities. Natural gas and electricity each account for approximately 30% to 50% of its energy purchases depending upon pricing. WestRock consumed approximately 87 million MMBtu of natural gas in the financial year ended 30 September 2023, although the amount of energy WestRock consumes may vary from year to year due to production levels and other factors. A hypothetical 10% change in the price of energy throughout the financial year ended 30 September 2023 would have impacted its cost of energy by approximately $116 million based on the financial year ended 30 September 2023 pricing and consumption.

Recycled Fibre

Recycled fibre is the principal raw material WestRock uses in the production of recycled paperboard and a portion of its containerboard. In the financial years ended 30 September 2023, 2022 and 2021, WestRock consumed approximately 6.4 million, 5.7 million and 5.8 million tons of recycled fibre, respectively. The increase in the financial year ended 30 September 2023 was primarily associated with the operations acquired in the Mexico Acquisition. WestRock’s purchases of old corrugated containers and double-lined kraft clippings account for its largest recycled fibre costs and made up approximately 85% to 90% of its recycled fibre purchases in the financial year ended 30 September 2023. The remaining 10% to 15% of its recycled fibre purchases consisted of a number of other grades of recycled paper.

The mix of recycled fibre may vary due to factors such as market demand, availability and pricing. Recycled fibre prices can fluctuate significantly and were lower in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022 (which, in turn, increased from the levels in the financial year ended 30 September 2021). While the amount of recycled fibre WestRock consumes may vary from year to year due to production levels and other factors, based on the financial year ended 30 September 2023 recycled fibre usage, adjusted for a full year of the operations acquired in the Mexico Acquisition, WestRock would expect to consume approximately 6.5 million tons of recycled fibre. A hypothetical $10 per ton change in recycled fibre prices for the financial year ended 30 September 2023 would have impacted its costs by approximately $65 million.

Virgin Fibre

Virgin fibre is the principal raw material WestRock uses in the production of a portion of its containerboard, bleached paperboard and market pulp. While virgin fibre prices have generally been more stable than recycled fibre prices, they also fluctuate, particularly due to significant changes in weather, such as during prolonged periods of heavy rain or drought, or during housing construction slowdowns or accelerations. Virgin fibre prices were relatively flat in the financial year ended 30 September 2023 compared to the financial year ended 30 September 2022 (which, in turn, increased from the levels in the financial year ended 30 September 2021). A hypothetical 10% change in virgin fibre prices in its mills for the financial year ended 30 September 2023 would have impacted its costs by approximately $130 million.

Freight

Inbound and outbound freight is a significant expenditure for WestRock. Factors that influence its freight expense include distance between its shipping and delivery locations, distance from customers and suppliers, mode of transportation (rail, truck, intermodal and ocean) and freight rates, which are influenced by supply and demand and fuel costs, primarily diesel. WestRock experienced higher freight costs and some distribution delays in each of the financial years ended 30 September 2023, 2022 and 2021. A hypothetical 10% change in freight costs for the financial year ended 30 September 2023 would have impacted its costs by approximately $188 million.

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Interest Rates

WestRock is exposed to changes in interest rates, primarily as a result of its short-term and long-term debt. As discussed below, WestRock may from time to time use interest rate swap agreements to manage the interest rate characteristics of a portion of its outstanding debt. Based on the amounts and mix of its fixed and floating rate debt at 30 September 2023, if market interest rates change an average of 100 basis points, WestRock’s annual interest expense would be impacted by approximately $21 million. WestRock determined this amount by considering the impact of the hypothetical interest rates on its borrowing costs. This analysis does not consider the effects of changes in the level of overall economic activity that could exist in such an environment.

Derivative Instruments / Forward Contracts

In the financial years ended 30 September 2023 and 2022, WestRock entered into various natural gas commodity derivatives that were designated as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. As at 30 September 2023 and 30 September 2022, the notional amount of its natural gas commodity derivatives was 22.0 million and 18.3 million MMBtu, respectively. Based on its open contracts as of 30 September 2023, the effect of a 10% change in the price per MMBtu, other than for the first period which was already priced, would have impacted Cost of goods sold by approximately $6 million.

WestRock periodically may issue and settle foreign currency denominated debt, exposing WestRock to the effect of changes in spot exchange rates between loan issue and loan repayment dates and changes in spot exchange rates on open balances at each balance sheet date. From time to time, WestRock may use foreign exchange contracts to hedge these exposures with terms of generally one to three months. As at 30 September 2023, there were no foreign exchange contract derivatives outstanding. As at 30 September 2022, the notional amount of its foreign currency exchange contract derivative was 8.0 billion Mexican pesos ($389.9 million). At 30 September 2021, the notional amount of WestRock’s foreign currency exchange contract derivative was $270.2 million. Based on the open foreign exchange contracts as of 30 September 2022, the effect of a 1% change in exchange rates would have impacted Other (expense) income, net by approximately $4 million. Although foreign currency sensitive instruments expose WestRock to market risk, fluctuations in the value of these instruments are mitigated by expected offsetting fluctuations in the foreign currency denominated debt exposures.

WestRock periodically may also enter into interest rate swaps to manage the interest rate risk associated with a portion of its outstanding debt but currently have no active interest rate swaps. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or WestRock may elect not to treat them as accounting hedges. WestRock may enter into swaps or forward contracts on certain commodities to manage the price risk associated with forecasted purchases or sales of those commodities. See “Note 16. Derivatives” and “Note 20. Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)” of the WestRock 2023 Annual Financial Statements for additional information regarding the derivative instruments of WestRock.

Pension Plans

WestRock’s pension plans are influenced by trends in the financial markets and the regulatory environment, among other factors. Adverse general stock market trends and falling interest rates increase plan costs and liabilities. During the financial years ended 30 September 2023, 2022 and 2021, factoring in WestRock’s corridor as appropriate, the effect of a 0.25% decrease in the discount rate would have reduced pre-tax income by approximately $8 million, $8 million and $15 million, respectively. During the financial years ended 30 September 2023, 2022 and 2021, the effect of a 0.25% increase in the discount rate would have increased pre-tax income by $8 million, decreased pre-tax income by $5 million and increased pre-tax income by $15 million, respectively. Similarly, MEPPs in which WestRock participates could experience similar circumstances which could impact its funding requirements and therefore expenses. See “Note 6. Retirement Plans — Multiemployer Plans” of the WestRock 2023 Annual Financial Statements for additional information.

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Foreign Currency

WestRock predominately operates in markets in the United States but derived 24.4%, 18.3% and 18.3% of its net sales in the financial years ended 30 September 2023, 2022 and 2021, respectively, from outside the United States through international operations, some of which were transacted in US dollars. In addition, certain of its domestic operations have sales to foreign customers. Although WestRock is impacted by the exchange rates of a number of currencies, its largest exposures are generally to the Brazilian Real, British Pound, Canadian dollar, euro and Mexican Peso. In the financial year ended 30 September 2023, its largest exposures included the Mexican Peso, Brazilian Real and British Pound. In the financial year ended 30 September 2022, its largest exposures also included the Polish Zloty, Chinese Yuan and Japanese Yen.

In conducting its international operations, WestRock also makes intercompany sales and receive royalties and dividends denominated in different currencies. These activities expose WestRock to the effect of changes in foreign currency exchange rates. Flows of foreign currencies into and out of its operations are generally stable and regularly occurring and are recorded at fair market value in its financial statements.

At times, certain of WestRock’s international subsidiaries have US dollar-denominated external debt. In these instances, WestRock may hedge the non-functional currency exposure with derivatives. WestRock issues intercompany loans to and receive foreign cash deposits from its international subsidiaries in their local currencies, exposing WestRock to the effect of changes in spot exchange rates between loan issue and loan repayment dates and changes in spot exchange rates from deposits. From time to time, WestRock may use foreign-exchange hedge contracts with terms of generally less than one year to hedge these exposures. Although its derivative and other foreign currency sensitive instruments expose WestRock to market risk, fluctuations in the value of these instruments are mitigated by expected offsetting fluctuations in the matched exposures.

During the financial year ended 30 September 2023, the effect of a hypothetical 10% change in foreign currencies to which WestRock has exposure compared to the US dollar would have impacted its income before income taxes by approximately $12 million.

During the financial year ended 30 September 2023, the effect of a hypothetical 1% change in exchange rates would have impacted accumulated other comprehensive income by approximately $50 million. This impact does not consider the effects of a stronger or weaker US dollar on WestRock’s ability to compete for export business or the overall economic activity that could exist in such an environment. Changes in foreign exchange rates could impact the price and demand for its products; for instance, a strengthening US dollar may cause exports to become more expensive to international customers that have to pay for them in other currencies.

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Part 11
Capitalisation and Indebtedness of the Combined Group

Section A Capitalisation and Indebtedness of Smurfit Kappa

Capitalisation

The table below sets out the capitalisation of Smurfit Kappa as at 31 March 2024, as extracted without material adjustment from Smurfit Kappa’s unaudited accounting records as at 31 March 2024.

Smurfit Kappa capitalisation as at 31 March 2024:

As at 31 March 2024
(unaudited)
($ million)
Current debt (including current portion of non-current debt)
Guaranteed(1)	285
Secured(2)	4
Unguaranteed/unsecured(3)	53

Non-current debt (excluding current portion of non-current debt)
Guaranteed(4)	3,257
Secured(5)	24
Unguaranteed/unsecured(6)	77

Shareholders’ equity(7)
Common stock	-
Capital in excess of par value	3,564
Treasury shares	(93)
Accumulated other comprehensive income/(loss)	(950)
Total shareholders’ equity(7)	2,521

Total capitalisation	6,221

Notes:

(1)	Current guaranteed debt includes senior notes that are guaranteed by Smurfit Kappa Group plc and certain of its subsidiaries.
(2)	Current secured debt includes current borrowings that are secured either by receivables or property, plant and equipment.
(3)	Current unguaranteed/unsecured debt includes finance lease liabilities due within one year and current borrowings, consisting of bank facilities and term loans.
(4)	Non-current guaranteed debt includes amounts drawn on the RCF, senior debentures, senior notes and senior green bonds that are guaranteed by Smurfit Kappa Group plc and certain of its subsidiaries.
(5)	Non-current secured debt includes variable funding notes and non-current borrowings that are secured either by receivables or property, plant and equipment.
(6)	Non-current unguaranteed/unsecured debt comprises finance lease liabilities due after one year and non-current borrowings, consisting of term loans.
(7)	Excluding retained earnings as at 31 March 2024.

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Indebtedness

The table below sets out the net indebtedness of Smurfit Kappa as at 31 March 2024, as extracted without material adjustment from Smurfit Kappa’s unaudited accounting records as at 31 March 2024.

Smurfit Kappa indebtedness as at 31 March 2024:

As at 31 March 2024
(unaudited)
($ million)
A. Cash	141
B. Cash equivalents(1)	670
C. Other current financial assets	—
D. Liquidity (A) + (B) + (C)	811

E. Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	320
F. Current portion of non-current financial debt (including debt instruments)(2)	22
G. Current Financial Indebtedness (E) + (F)	342

H. Net Current Financial Indebtedness (G) - (D)	(469)

I. Non-current financial debt (excluding current portion and debt instruments)(3)	104
J. Debt instruments(4)	3,254
K. Non-current trade and other payables	—
L. Non-current Financial Indebtedness (I) + (J) + (K)	3,358

M. Total Financial Indebtedness (H) + (L)	2,889

Notes:

(1)	Cash equivalents consist of short term deposits, amounts placed at money market funds and restricted cash. Restricted cash consists of cash or cash equivalents held by Smurfit Kappa for specific legal or contractual reasons and is not available for immediate business use.
(2)	Current portion of non-current financial debt comprises current share of non-current borrowings and finance lease liabilities due within one year. As at 31 March 2024, current finance lease liabilities had a carrying value of $3 million.
(3)	Non-current financial debt (excluding current portion and debt instruments) comprises non-current share of non-current borrowings and finance lease liabilities due after one year. As at 31 March 2024, non-current finance leases liabilities had a carrying value of $24 million.
(4)	Debt instruments comprises non-current debt, consisting of senior debentures, senior notes and senior green notes.

As at 31 December 2023, Smurfit Kappa had no indirect indebtedness and no contingent indebtedness, other than:

•	Capital Commitments. Estimated costs for future purchases of property, plant and equipment that Smurfit Kappa was obligated to purchase as at 31 December 2023 totalled approximately $368 million.

•	Purchase Commitments. Smurfit Kappa had commitments for expenditure as at 31 December 2023 for an amount of $549 million, mainly related to minimum amounts of energy, fibre and wood purchases.

•	Operating Lease Liabilities. As at 31 December 2023, current and non-current operating lease liabilities had a carrying value of $113 million and $269 million, respectively.

There has been no material change in Smurfit Kappa’s indirect indebtedness and contingent indebtedness since 31 December 2023 to the date of this Prospectus.

On 3 April 2024, SK Treasury completed the Notes Offering, as described in more detail in paragraph 10 (Financing) of Part 6 (Information on the Combination) of this Prospectus, in the aggregate principal amount of $2.75 billion, comprised of the 2030 Notes, the 2034 Notes and the 2054 Notes. If Completion does not occur, the Notes will be subject to a Special Mandatory Redemption. Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market. The net proceeds of the Notes are and will continue to be held by Smurfit Kappa as cash and cash equivalents pending Completion. Other than the foregoing, there has been no material change in Smurfit Kappa’s capitalisation or net indebtedness since 31 March 2024 to the date of this Prospectus.

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Section B Capitalisation and Indebtedness of WestRock

The table below sets out the capitalisation of WestRock as at 31 March 2024, which has been derived from the WestRock H1 Financial Statements included in Part 19 (Historical Financial Statements of WestRock) of this Prospectus.

WestRock capitalisation as at 31 March 2024:

As at 31 March 2024
(unaudited)
($ million)
Current debt (including current portion of non-current debt)
Guaranteed(1)	1,283.5
Secured(2)	27.6
Unguaranteed/unsecured(3)	7.4

Non-current debt (excluding current portion of non-current debt)
Guaranteed(4)	6,703.3
Secured(5)	873.6
Unguaranteed/unsecured	15.8

Shareholders’ equity(6)
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—
Common stock, $0.01 par value; 600.0 million shares authorized; 258.1 million shares outstanding	2.6
Capital in excess of par value	10,704.9
Accumulated other comprehensive loss	(754.7)
Total shareholders’ equity	9,952.8
Total capitalisation	18,864.0

Notes:

(1)	Current guaranteed debt comprises debt due within one year under WestRock’s public bonds, commercial paper programme, a term loan in Brazil, vendor financing programmes and one commercial card programme, each of which are guaranteed by WestRock Company and/or certain of its subsidiaries. Total is gross of ($1.0) million in carrying value adjustments from deferred financing fees and bond discounts.
(2)	Current secured debt comprises finance lease liabilities due within one year.
(3)	Current unguaranteed/unsecured debt comprises one commercial card programme and certain other debt.
(4)	Non-current guaranteed debt comprises debt due after one year under WestRock’s public bonds, WestRock’s European Revolving Credit Facility, and term loans that are guaranteed by WestRock Company and certain of its subsidiaries. Total is gross of $125.5 million in carrying value adjustments from deferred financing fees, step-up, and bond discounts.
(5)	Non-current secured debt comprises non-current borrowings under the Receivables Securitisation Facility, which are secured by certain accounts receivable, and finance lease liabilities due after one year.
(6)	Excluding retained earnings as at 31 March 2024.

There has been no material change in WestRock’s capitalisation since 31 March 2024 to the date of this Prospectus.

Indebtedness

The table below sets out the net indebtedness of WestRock as at 31 March 2024, which has been derived from WestRock’s H1 Financial Statements included in Part 19 (Historical Financial Statements of WestRock) of this Prospectus.

198

WestRock indebtedness as at 31 March 2024:

As at 31 March 2024
(unaudited)
($ million)
A. Cash	294.6
B. Cash equivalents(1)	200.1
C. Other current financial assets	—
D. Liquidity (A) + (B) + (C)(2)	494.7

E. Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	1,287.7
F. Current portion of non-current financial debt(3)	30.8
G. Current Financial Indebtedness (E) + (F)	1,318.5

H. Net Current Financial Indebtedness (G) - (D)	823.8

I. Non-current financial debt (excluding current portion and debt instruments)(4)	348.6
J. Debt instruments	7,232.7
K. Non-current trade and other payables	11.4
L. Non-current Financial Indebtedness (I) + (J) + (K)	7,592.7

M. Total Financial Indebtedness (H) + (L)	8,416.5

Notes:

(1)	WestRock considers all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. Cash equivalents consist of short-term investments, funds in transit, and receivables/payables clearance.
(2)	Calculation does not reflect available borrowings under long-term committed credit facilities as at 31 March 2024.
(3)	Current portion of non-current financial debt comprises current share of non-current borrowings and finance lease liabilities due within one year. As at 31 March 2024, current finance lease liabilities had a carrying value of $27.6 million.
(4)	Non-current financial debt (excluding current portion and debt instruments) solely comprises finance lease liabilities due after one year.

As at 30 September 2023, WestRock had no indirect indebtedness and no contingent indebtedness, other than:

•	Capital Commitments. Estimated costs for future purchases of property, plant and equipment that WestRock was obligated to purchase as at 30 September 2023 aggregated to approximately $353.0 million.

•	Purchase Commitments. WestRock had commitments for expenditures as at 30 September 2023 for an amount of $1,690.1 million, mainly related to raw materials, energy and other goods or services.

•	Pension and Other Benefit Payments. WestRock had commitments for an amount of $489.5 million as at 30 September 2023 for minimum pension contributions, multiemployer withdrawal payments and other postretirement benefit payments.

•	Operating Lease Liabilities. As at 30 September 2023, current and non-current operating lease liabilities had a carrying value of $223.1 million and $536.6 million, respectively.

There has been no material change in WestRock’s indirect indebtedness and contingent indebtedness since 30 September 2023 to the date of this Prospectus.

There has been no material change in WestRock’s net indebtedness since 31 March 2024 to the date of this Prospectus.

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Part 12
Unaudited Pro Forma Financial Information for the Combined Group

Section A Unaudited pro forma financial information

The unaudited pro forma statement of operations and pro forma net asset statement of the Combined Group (together the “unaudited pro forma financial information”) set out below has been prepared in accordance in accordance with Annex 20 of the Prospectus Regulation Rules and on the basis of the notes set out below. The unaudited pro forma financial information is presented in US dollars, the proposed reporting currency of Smurfit WestRock. The unaudited pro forma financial information is based on: (i) Smurfit Kappa’s audited consolidated balance sheet as of 31 December 2023 and audited consolidated statement of operations for the financial year ended 31 December 2023, prepared in accordance with US GAAP, and which are included elsewhere in this Prospectus, and (ii) WestRock’s unaudited consolidated balance sheet as of 31 December 2023 and audited consolidated statement of operations for the financial year ended 30 September 2023, included elsewhere in this Prospectus.

The unaudited pro forma financial information set out below addresses a hypothetical situation and has been prepared for illustrative purposes only; namely, to illustrate the effect on Smurfit WestRock’s net asset statement as if the Combination and the offering of an aggregate principal amount of $2.75 billion of senior unsecured notes in three series, comprised of $750 million aggregate principal amount of 5.200% senior notes due 2030 (the “2030 Notes”), $1 billion aggregate principal amount of 5.438% senior notes due 2034 (the “2034 Notes”) and $1 billion aggregate principal amount of 5.777% senior notes due 2054 (the “2054 Notes” and, together with the 2030 Notes and 2034 Notes, the “Notes” or the “Financing”) by Smurfit Kappa Treasury Unlimited Company (such offering, the “Notes Offering”) had taken place as at 31 December 2023 and on Smurfit WestRock’s statement of operations as if the Combination and the Financing had taken place as at 1 January 2023. The unaudited pro forma financial information does not purport to represent what the Combined Group’s financial position and results of operations actually would have been if the Combination and the Financing had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or the financial condition of the Combined Group at any future date.

The unaudited pro forma financial information has been prepared in a manner consistent with the accounting policies of Smurfit Kappa used in the preparation of its audited consolidated financial statements for the financial year ended 31 December 2023 prepared in accordance with US GAAP, included elsewhere in this Prospectus, those accounting policies are the policies to be adopted by Smurfit WestRock in preparing its next audited consolidated financial statements (under US GAAP).

Other than activities related to its formation, Smurfit WestRock will have had no historical operations nor traded or carried out any business of its own since its incorporation until just prior to consummation of the Combination, accordingly its results and financial position have been excluded from the unaudited pro forma financial information.

The unaudited pro forma financial information reflects adjustments based on items that are factually supportable and directly attributable to the Combination and the Financing. The unaudited pro forma financial information does not reflect any anticipated revenue enhancements, cost savings, or operating synergies that Smurfit WestRock may achieve as a result of the Combination, the total expected costs to integrate the operations of WestRock, or the total expected costs necessary to achieve such revenue enhancements, cost savings, or operating synergies.

The pro forma adjustments are based on information currently available as at the date of this unaudited pro forma financial information and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used in presenting the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared and rounded to the nearest million. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Investors should read the whole of this document and not rely solely on the pro forma financial information contained in this Part 12 (Unaudited Pro Forma Financial Information for the Combined Group).

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KPMG’s report on the unaudited pro forma financial information is set out in Section B (Accountant’s Report on the Unaudited Pro Forma Financial Information for the Combined Group) of this Part 12 (Unaudited Pro Forma Financial Information for the Combined Group).

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UNAUDITED PRO FORMA NET ASSET STATEMENT AS OF

31 DECEMBER 2023

($ in millions)

			Pro forma adjustments
	Smurfit Kappa Historical	WestRock Historical (Note 2)	Reclassification Adjustments	(Notes)	Purchase Accounting Adjustments	(Notes)	Financing Adjustments	(Notes)	Pro Forma Combined Smurfit WestRock
ASSETS
Current assets:
Cash and cash equivalents	$1,000	$488	$-		$(1,418)	6a	$2,719	6a	$2,789
Accounts receivable	1,806	2,440	-		(24)	6f	-		4,222
Inventories	1,203	2,391	-		548	6b	-		4,142
Other current assets	561	739	-		-		-		1,300
Assets held for sale	-	88	-		-		-		88
Total current assets	$4,570	$6,146	$-		$(894)		$2,719		$12,541
Property plant and equipment, net	5,791	11,230	-		2,808	6h	-		19,829
Operating lease right-of-use assets	374	-	622	3a	-		-		996
Goodwill	2,842	4,270	-		237	6d	-		7,349
Intangibles, net	218	2,507	-		(758)	6c	-		1,967
Prepaid pension asset	-	630	-		-		-		630
Deferred tax assets	140	-	101	3b	10	6e	-		251
Other non-current assets	116	1,963	(723)	3a,3b	(162)	6i	-		1,194
Total assets	$14,051	$26,746	$-		$1,241		$2,719		$44,757
Liabilities and Equity
Current liabilities:
Accounts payable	$1,728	$2,159	$-		$(24)	6f	$-		$3,863
Accrued expenses	278	-	213	3c	45	6a, 6j	-		536
Accrued compensation and benefits	438	415	-		-		-		853
Current portion of debt	78	462	-		-		-		540
Current operating lease liabilities	113	-	196	3d	-		-		309
Other current liabilities	371	932	(409)	3c, 3d	-		-		894
Total current liabilities	$3,006	$3,968	$-		$21		$-		$6,995
Non-current debt due after one year	3,669	-	8,236	3e	(198)	6k	2,719	6g	14,426
Long-term debt due after one year	-	8,236	(8,236)	3e	-		-		-
Non-current operating lease liabilities	269	-	477	3f	-		-		746
Deferred tax liabilities	280	-	2,254	3g	350	6e	-		2,884
Deferred income taxes	-	2,254	(2,254)	3g	-		-		-
Pension liabilities, net of current portion	-	195	(195)	3h	-		-		-
Postretirement benefits liabilities, net of current portion	-	101	(101)	3i	-		-		-
Pension liabilities and other postretirement benefits, net of current portion	537	-	296	3h, 3i	-		-		833
Other non-current liabilities	116	1,827	(477)	3f	-		-		1,466
Total liabilities	$7,877	$16,581	$-		$173		$2,719		$27,350
Net Assets	6,174	10,165	-		1,068		-		17,407

See the accompanying notes to the unaudited pro forma financial information, which are an integral part hereof.

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UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR

ENDED 31 DECEMBER 2023

($ in millions, except share and per share data)

				Pro forma adjustments
	Smurfit Kappa Historical	WestRock Historical (Note 2)		Reclassification Adjustments	(Notes)	Purchase Accounting Adjustments	(Notes)	Financing Adjustments	(Notes)	Pro Forma Combined Smurfit WestRock	(Notes)
Net sales	$12,093		$20,310	$-		$(95)	7a	$-		$32,308
Cost of goods sold	(9,039)		(16,726)	-		(696)	7a, 7b	-		(26,461)
Gross profit	3,054		3,584	-		(791)		-		5,847
Selling, general and administrative expenses	(1,599)		-	(2,356)	3j, 3k	146	7c	-		(3,809)
Selling, general and administrative expense excluding intangible amortization	-		(2,014)	2,014	3j	-		-		-
Selling, general and administrative intangible amortization expense	-		(342)	342	3k	-		-		-
Goodwill impairment	-		-	(1,893)	3l	-		-		(1,893)
Impairment of goodwill and mineral rights	-		(1,893)	1,893	3l	-		-		-
Impairment of other assets	(5)		-	-		-		-		(5)
Transaction-related expenses associated with the proposed Combination	(78)		-	(11)	3m	(157)	7d	-		(246)
Multiemployer pension withdrawal income	-		12	-		-		-		12
Restructuring and other costs, net	-		(859)	11	3m	-		-		(848)
Operating profit (loss)	1,372		(1,512)	-		(802)		-		(942)
Pension and other postretirement non-service expense, net	(49)		-	(22)	3n	-		-		(71)
Pension and other postretirement non-service cost	-		(22)	22	3n	-		-		-
Interest expense, net	(139)		(418)	-		(33)	7e	(154)	7f	(744)
Gain on sale of RTS and Chattanooga	-		239	-		-		-		239
Gain on extinguishment of debt	-		11	-		-		-		11
Other expense, net	(46)		(6)	-		-		-		(52)
Equity in income of unconsolidated entities	-		3	-		-		-		3
Income (loss) before income taxes	1,138		(1,705)	-		(835)		(154)		(1,556)
Income tax (expense) benefit	(312)		60	-		85	7g	19	7g	(148)
Net income (loss)	$826		$(1,645)	$-		$(750)		$(135)		$(1,704)
Less: Net income attributable to non-controlling interests	(1)		(5)	-		-		-		(6)
Net income (loss) attributable to common stockholders	$825		$(1,650)	$-		$(750)		$(135)		$(1,710)
Basic earnings (loss) per share attributable to common stockholders	$3.19	$								$(3.31)	7h
Diluted earnings (loss) per share attributable to common stockholders	$3.17	$								$(3.31)	7h

See the accompanying notes to the unaudited pro forma financial information, which are an integral part hereof.

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1.	Description of the Transaction

On 12 September 2023, Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company, and Merger Sub entered into the Transaction Agreement, pursuant to which and subject to the terms and conditions therein: (a) each issued and outstanding Smurfit Kappa Share will be exchanged for one Smurfit WestRock Share by means of the Scheme, resulting in Smurfit WestRock acquiring the entire issued share capital of Smurfit Kappa; and (b) following which, Merger Sub will merge with and into WestRock, with WestRock surviving the Merger and becoming a wholly owned subsidiary of Smurfit WestRock. Upon Completion, each WestRock Share issued and outstanding (but excluding WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and other than WestRock Shares for which the shareholders have validly exercised their appraisal rights), will be converted into the right to receive (without interest and less applicable withholding taxes) (i) the Cash Consideration; and (ii) the Merger Consideration. Following Completion, former Smurfit Kappa Shareholders and WestRock Shareholders are expected to hold approximately 50.3% and 49.7%, respectively of the outstanding Smurfit WestRock Shares. For more information about the Combination, please see Part 6 (Information on the Combination).

In addition to the Transaction Agreement, Smurfit Kappa completed the Financing which is intended to finance, among other things, the Cash Consideration and any fees and expenses of the Combination. In addition to the payment of the Cash Consideration and any fees and expenses, Smurfit Kappa has given effect to the Financing.

2.	Basis of Pro Forma Presentation

The unaudited pro forma financial information is based on the historical consolidated financial statements of Smurfit Kappa and WestRock, as adjusted to give pro forma effect to the Combination and the Financing. Smurfit WestRock has no material assets and prior to Completion has not conducted any operations, other than those in connection with its formation.

The unaudited pro forma statement of operations for the year ended 31 December 2023 has been prepared as if the Combination and Financing occurred on 1 January 2023. The unaudited pro forma net assets statement as of 31 December 2023 has been prepared as if the Combination and Financing occurred on 31 December 2023. WestRock’s financial year ended on 30 September 2023, whereas both Smurfit WestRock’s and Smurfit Kappa’s financial years ended on 31 December 2023.

As the ownership of Smurfit WestRock will be the same as that of Smurfit Kappa immediately following the Scheme and prior to the Merger, in accordance with ASC 805 the Scheme does not give rise to any change in accounting basis or values, including any goodwill. The Merger will be accounted for, and the unaudited pro forma financial information has been prepared, using the acquisition method. The acquisition method is based on ASC 805 and uses the fair value concepts defined in ASC 820, “Fair Value Measurements” (“ASC 820”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognised at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred is measured at current market price at the consummation of an acquisition. As Smurfit WestRock has no operations and will not until Completion, the publicly traded Smurfit Kappa ordinary shares shall be used to estimate the valuation of equity consideration to be issued for the Merger. Due to fluctuations in the market price of Smurfit Kappa’s ordinary shares, this requirement will likely result in a valuation of the actual equity consideration that is different from the valuation presented in this unaudited pro forma financial information.

Under the acquisition method, the WestRock assets acquired and liabilities assumed will be recorded as of Completion at their respective fair values. Financial statements and reported results of operations of Smurfit WestRock issued after Completion will reflect these values. Additional fair value adjustments to assets and liabilities might be recorded upon Completion. The effect of such adjustments and the impact of differences between the fair values assumed in this unaudited pro forma financial information and the fair values at consummation of the Combination could be material.

The accounting policies under US GAAP used in the preparation of this unaudited pro forma financial information are those set forth in Smurfit Kappa’s audited financial statements as of and for the financial year ended 31 December 2023, included elsewhere in this Prospectus; those accounting policies are the policies to be adopted by Smurfit WestRock in preparing its next audited consolidated financial statements (under US GAAP).

The accounting policies of WestRock under US GAAP are as described in “Note 1. Description of Business and Summary of Significant Accounting Policies” of the WestRock 2023 Annual Financial Statements, included elsewhere in this Prospectus.

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3.	Reclassification Adjustments

Certain reclassifications have been made to the historical financial statements of WestRock to conform the accounting presentation of WestRock’s historical financial statements to the accounting presentation of the historical Smurfit Kappa consolidated financial statements presentation, in each case for the relevant periods. These reclassifications are included in the column “Reclassification Adjustments” in the unaudited pro forma financial information. The following is a summary of the reclassification adjustments made to conform the presentation of WestRock’s historical unaudited consolidated balance sheet as of 31 December 2023 and historical consolidated statement of operations for the year ended 30 September 2023 with those of Smurfit Kappa:

(a)	Reclassification of $622 million of operating lease-right of use assets from other non-current assets.

(b)	Reclassification of $101 million of deferred tax assets from other non-current assets.

(c)	Reclassification of $213 million of accrued expenses from other current liabilities.

(d)	Reclassification of $196 million of current operating lease liabilities from other current liabilities.

(e)	Reclassification of $8,236 million of non-current debt due after one year from long-term debt due after one year.

(f)	Reclassification of $477 million of non-current operating lease liabilities from other non-current liabilities.

(g)	Reclassification of $2,254 million of deferred tax liabilities from deferred income taxes.

(h)	Reclassification of $195 million of pension liabilities and other postretirement benefits, net of current portion from pension liabilities, net of current portion.

(i)	Reclassification of $101 million of pension liabilities and other postretirement benefits, net of current portion from postretirement benefit liabilities, net of current portion.

(j)	Reclassification of $2,014 million of selling, general and administrative expenses from selling, general and administrative expense excluding intangible amortization.

(k)	Reclassification of $342 million of selling, general and administrative expenses from selling, general and administrative intangible amortization expense.

(l)	Reclassification of $1,893 million of goodwill impairment from impairment of goodwill and mineral rights.

(m)	Reclassification of $11 million of Transaction-related expenses associated with the proposed Combination from restructuring and other costs, net.

(n)	Reclassification of $22 million of pension and other postretirement non-service expense, net from pension and other postretirement non-service cost.

4.	Estimate of Total Merger Consideration

The following is a preliminary estimate of the Merger Consideration, calculated by reference to Smurfit Kappa’s share price of £35.18 on 19 April 2024, translated to US dollars using the closing exchange rate as of that date.

($ in millions)	Amount
Estimated cash paid for outstanding WestRock Shares(a)	$1,291
Estimated Smurfit WestRock Shares issued to WestRock Shareholders(b)	11,299
Estimated converted WestRock Options and WestRock RSU Awards attributable to pre-Combination service(c)	76
Estimated WestRock retention bonuses attributable to pre-Combination service(d)	15
Preliminary estimated aggregate Merger Consideration	$12,681

(a)	The cash component of the preliminary estimated aggregate Merger Consideration is based on 258,317,736 WestRock Shares, (including each WestRock Director RSU Award converted into WestRock Shares immediately prior to the Merger Effective Time), (as of 19 April 2024) and the Cash Consideration.

(b)	Value of estimated Smurfit WestRock Shares issued is based on 258,317,736 shares of outstanding WestRock Shares (including each WestRock Director RSU Award converted into WestRock Shares immediately prior to the Merger Effective Time) resulting in 258,317,736 Smurfit WestRock Shares being issued at the closing share price of £35.18 on 19 April 2024, translated to US dollars using the closing exchange rate of £1 to $1.2434 as of that date.

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(c)	As discussed in the section entitled “Treatment of WestRock Equity Awards” in Part 7 (Summary of the Key Terms of the Transaction Agreement), certain WestRock Options and WestRock RSU Awards will be replaced by Smurfit WestRock equity awards with similar terms. Amount represents the estimated consideration for replacement of these WestRock Options and WestRock RSU Awards. A portion of the fair value of Smurfit WestRock equity awards issued represents consideration transferred, while the remaining portion represents compensation expense based on the vesting terms of the converted awards.

(d)	Estimated component of Merger Consideration in respect of total retention payments to current WestRock employees of $30 million. $15 million of the retention payments issued represents consideration transferred, while the remaining portion represents post-Combination compensation expense.

The estimated Merger Consideration expected to be transferred as reflected in this unaudited pro forma financial information does not purport to represent what the actual Merger Consideration transferred will be upon Completion. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured upon Completion at the then current market price. This requirement will likely result in an equity consideration different from the Merger Consideration assumed in this unaudited pro forma financial information and that difference may be material.

The final value of the Merger Consideration will be determined based on the actual number of Smurfit WestRock Shares issued, the market price of Smurfit Kappa Shares at the Completion Date, and the US dollar closing exchange rate at Completion. A 10% increase or decrease in the closing price of the Smurfit Kappa Shares, as compared to the 19 April 2024 closing price of £35.18, translated to US dollars using the closing exchange rate of £l to $1.2434 as of that date, would increase or decrease the Merger Consideration with an offsetting increase or decrease to goodwill, by approximately $1,130 million, assuming all other factors are held constant. A 10% appreciation or depreciation of the GBP against the US dollar as compared to the exchange rate of £1 to $1.2434 as of 19 April 2024 would increase or decrease the Merger Consideration with an offsetting increase or decrease to goodwill, by approximately $1,130 million, assuming all other factors are held constant.

5.	Estimated Preliminary Purchase Price Allocation

Smurfit WestRock management has determined that Smurfit Kappa is the accounting acquirer in the Merger, which will be accounted for under the acquisition method of accounting for business combinations in accordance with ASC 805. The allocation of the preliminary estimated purchase price with respect to the Merger is based upon Smurfit Kappa management’s estimates of and assumptions related to the fair values of WestRock assets to be acquired and liabilities to be assumed as of 31 December 2023, using currently available information. Due to the fact that the unaudited pro forma financial information has been prepared based on these preliminary estimates and assumptions, the final purchase price allocation and the resulting effect on WestRock’s financial position and results of operations may differ materially from the pro forma amounts included herein.

As of the date of this Prospectus, Smurfit Kappa has not completed a comprehensive final valuation analysis necessary to determine the fair values of WestRock’s identifiable assets acquired and liabilities assumed. The preliminary purchase price allocation presented below is based on Smurfit Kappa management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be determined following Completion and will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed by Smurfit Kappa.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life for acquired intangible assets. The fair value estimates and useful life for acquired intangible assets are based on available historical information, future expectations, and assumptions deemed reasonable by Smurfit Kappa management, but are inherently uncertain.

The estimated values of the assets acquired and liabilities assumed will remain preliminary until after Completion, at which time Smurfit Kappa will determine the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation will be completed as soon as practicable after Completion (within the permitted measurement period in accordance with ASC 805) and will be based on the fair values of the assets acquired and liabilities assumed as of Completion. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma financial information.

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The following table summarises the allocation of the estimated preliminary purchase price as of 31 December 2023 (in $ millions):

($ millions)	Historical Value	Fair Value Adjustments	Estimated Fair Value
Estimated Merger Consideration (Note 4)			$12,681
Identifiable net assets:
Cash and cash equivalents	$488	-	488
Accounts receivable	2,440	-	2,440
Inventories	2,391	550	2,941
Assets held for sale	88	-	88
Other current assets	739	-	739
Property plant and equipment, net	11,230	2,808	14,038
Goodwill	4,270	(4,270)	-
Intangibles, net(a)	2,507	(758)	1,749
Prepaid pension asset	630	-	630
Deferred tax assets(b)	-	10	10
Other non-current assets	1,963	(162)	1,801
Accounts payable	(2,159)	-	(2,159)
Accrued compensation and benefits	(415)	-	(415)
Current portion of debt	(462)	-	(462)
Other current liabilities	(932)	-	(932)
Non-current debt due after one year	(8,236)	198	(8,038)
Deferred tax liabilities(b)	(2,254)	(350)	(2,604)
Pension liabilities and other postretirement benefits, net of current portion	(296)	-	(296)
Other non-current liabilities	(1,827)	-	(1,827)
Non-controlling interests	(17)	-	(17)
Total estimate of identifiable net assets acquired as of 31 December 2023	$10,148	(1,974)	8,174
Estimated goodwill arising on Merger			4,507
Estimated Merger Consideration			12,681

(a)	Preliminary identifiable intangible assets in the unaudited pro forma financial information consist of the following:

(in millions)	Preliminary Fair Value	Estimated Useful Lives (years)
Preliminary fair value of intangible assets acquired:
Trade names and trademarks	$240	5-10
Customer relationships	1,390	5-13
Developed technology	119	4-10
Intangible assets acquired	$1,749

The preliminary fair values of intangible assets are generally determined using income-based methods. The income method used for customer relationships intangibles is the multi-period excess earnings method based on forecasts of the expected future cash flows attributable to those assets. The relief from royalty method which is used for the valuation of trade name and certain technology intangibles, estimates fair value by reference to the royalties saved through ownership of the trade name rather than paying a rent or royalty for its use. The fair value of certain technology-based intangibles was determined using a cost savings approach that measures the value of an asset by estimating the cost savings achieved through owning the asset.

Significant estimates and assumptions inherent in the valuations reflect consideration of other marketplace participants, the amount and timing of future cash flows (including expected growth rates, discount rates, cost savings and profitability), royalty rates used in the relief from royalty method, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions used to calculate the fair values of acquired intangible assets.

(b)	Deferred tax assets and liabilities were derived based on incremental differences in the book and tax basis created from the preliminary purchase allocation and is calculated at the Irish statutory income tax rate in effect of 12.5%. See Note 6(e).

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6.	Adjustments to the Unaudited Pro Forma Net Assets Statement

Adjustments included in the “Purchase Accounting Adjustments” and “Financing Adjustments” columns in the accompanying unaudited pro forma net assets statement as of 31 December 2023 are as follows:

(a)	Reflects adjustment to cash and cash equivalents:

(in millions)	Amount
Purchase accounting adjustments:
Cash paid for outstanding WestRock Shares(i)	(1,291)
Cash paid for transaction costs(ii)	(127)
Net pro forma purchase accounting adjustment to cash and cash equivalents	$(1,418)
Financing adjustments:
Cash from new debt financing, net of debt issuance costs and original issue discount	$2,719
Net pro forma Financing adjustments to cash and cash equivalents	$2,719

(i)	Includes each WestRock Director RSU Award converted into WestRock Shares immediately prior to the Merger Effective Time, as described in Note 4.

(ii)	Reflects the payment of non-recurring, legal and financial advisory, accounting, consulting and transaction compensation costs of both Smurfit Kappa and WestRock directly attributable to the Combination, excluding retention payments conditional on specified periods of post-Combination service. Total non-recurring transaction costs are currently estimated to be approximately $256 million. Such costs consist of advisory, legal, accounting and professional fees of $209 million, $32 million in retention payments to current Smurfit Kappa executives and $15 million in retention payments to current WestRock employees, both related to post-Combination service, and directly attributable to the Combination. Of this total, $88 million and $11 million were incurred and reflected in Smurfit Kappa’s and WestRock’s historical consolidated statements of operations respectively, of which $11 million and $6 million were accrued within the respective historical Smurfit Kappa and WestRock consolidated balance sheets. See Note 7(d) for the corresponding adjustment to the unaudited pro forma statement of operations. An adjustment has been reflected in Note 6(j) to record the accrual in respect of WestRock and Smurfit Kappa retention payments.

(b)	Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical inventories – carrying value	(2,391)
Preliminary fair value of acquired inventories	2,941
Elimination of intercompany profit in inventories	(2)
Net pro forma purchase accounting adjustment to inventories	$548

(c)	Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 5(a) for additional information on the acquired intangible assets expected to be recognised.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical net book value of intangible assets	$(2,507)
Preliminary fair value of acquired intangibles (Note 5(a))	1,749
Net pro forma purchase accounting adjustment to intangible assets, net	$(758)

(d)	The preliminary goodwill adjustment of $237 million represents the elimination of historical goodwill and recording of the excess of estimated aggregate Merger Consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical goodwill	$(4,270)
Goodwill per preliminary purchase price allocation (Note 5)	4,507
Net pro forma purchase accounting adjustment to goodwill	$237

(e)	Represents the adjustment to deferred tax asset of $10 million and deferred tax liability of $350 million associated with the incremental differences in the book and tax basis created from the preliminary purchase allocation. The deferred tax liability arises from the preliminary fair values of tangible and intangible assets, inventories and the fair value adjustment to acquired debt. The deferred tax asset arises from the portion of purchase consideration relating to replacement stock-based compensation awards that relate to pre-Combination service (see Note 4). These adjustments were based on the applicable statutory tax rate and the respective estimated purchase price allocation.

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The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Combination activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rate used for the pro forma financial information is estimated, the rate will likely vary from the actual effective rate in periods subsequent to the completion of the Combination. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f)	Reflects the elimination of payables and receivables recorded within the historical consolidated balance sheets of Smurfit Kappa and WestRock in respect of trade purchases and sales between both companies. The associated elimination of sales and purchases in the unaudited pro forma statement of operations is recorded in Note 7(a).

(g)	Reflects the proceeds of $2,719 million from the Notes Offering, net of debt issuance costs and original issue discount, to fund the Cash Consideration and payment of fees and expenses directly attributable to the Combination. The balance after funding the Cash Consideration, fees and expenses directly attributable to the Combination is expected to be used for, among other things, general corporate purposes including the repayment of indebtedness. See Note 6(a).

(h)	Reflects the preliminary purchase accounting adjustment for property, plant and equipment based on the acquisition method of accounting.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical net book value of property, plant and equipment	$(11,230)
Preliminary fair value of acquired property, plant and equipment	14,038
Net pro forma purchase accounting adjustments to property, plant and equipment	$2,808

(i)	Reflects the removal of deferred planned major maintenance costs of WestRock recorded within other assets. Such deferred costs are reflected within the preliminary fair value of acquired property, plant and equipment as part of Note 6(h) above.

(j)	Reflects the accrual of retention payments to be paid after completion of specified service periods. See Note 6(a)(ii).

(k)	Reflects the preliminary fair value adjustment to acquired WestRock debt based on the acquisition method of accounting. The fair value adjustment has been applied to non-current debt due after one year.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical non-current debt due after one year	$(8,236)
Preliminary fair value of acquired non-current debt due after one year	8,038
Net pro forma purchase accounting adjustments to non-current debt due after one year	$(198)

7.	Adjustments to the Unaudited Pro Forma Statement of Operations

Adjustments included in the “Purchase Accounting Adjustments” and “Financing Adjustments” columns in the accompanying unaudited pro forma statement of operations for the financial year ended 31 December 2023 are as follows. Other than as noted below, all such adjustments are expected to have a recurring impact on Smurfit WestRock:

(a)	Reflects the elimination of purchases and sales between Smurfit Kappa and WestRock recorded within the historical financial statements. See Note 6(f).

(b)	Reflects the adjustments to cost of goods sold for the incremental depreciation expense from the preliminary fair value adjustment to property, plant and equipment, the elimination of the cost of goods sold in respect of trading between Smurfit Kappa and WestRock, and the amortization of the preliminary fair value adjustment to inventories.

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(in millions)	For the Year Ended 31 December 2023
Purchase accounting adjustments:
Property, plant and equipment step-up flowing through cost of goods sold
Elimination of historical WestRock depreciation and amortization charge	$1,143
Depreciation of acquired property, plant and equipment at fair value	(1,382)
Elimination of costs of goods sold - intercompany sales and inventory profit	93
Amortization of fair value adjustment to acquired inventories	(550)
Net pro forma purchase accounting adjustments to cost of goods sold	$(696)

(c)	Reflects the adjustments to selling, general and administrative expenses (“SG&A”) including the incremental amortization expense of acquired intangible assets and the preliminary incremental stock-based compensation expense for Smurfit WestRock replacement equity awards.

(in millions)	For the Year Ended 31 December 2023
Purchase accounting adjustments:
Removal of historical WestRock amortization of intangible assets	$342
Elimination of historical WestRock amortization and depreciation expense	50
Amortization of acquired intangible assets	(165)
Reduction in amortization & depreciation expense in SG&A(i)	227
Removal of historical WestRock stock-based compensation expense	64
Record stock-based compensation expense for converted WestRock awards	(107)
Record stock-based compensation expense for converted Smurfit Kappa awards	(38)
Incremental stock-based compensation expense(ii)	(81)
Net pro forma purchase accounting adjustment to SG&A	$146

(i)	Represents adjustment to expense based on the preliminary estimated fair values and useful lives of acquired intangible assets (See Note 5(a)) and the elimination of historical WestRock depreciation expense recorded in SG&A which is replaced with the depreciation charge shown in Note 7(b).

(ii)	Represents the incremental stock-based compensation charge estimated to arise upon Completion. As discussed in the sections entitled “Treatment of Smurfit Kappa Equity Awards” and “Treatment of WestRock Equity Awards” in Part 7 (Summary of the Key Terms of the Transaction Agreement), Smurfit Kappa Equity Awards shall be converted into Smurfit WestRock equity awards, with any performance goals applicable to Smurfit Kappa Equity Awards deemed achieved at 100%. WestRock Director RSUs shall be cancelled and automatically converted into WestRock Shares immediately prior to the Merger Effective Time in consideration for the right to receive the Merger Consideration. All other WestRock RSU Awards and all WestRock Options will be converted into Smurfit WestRock equity awards in accordance with the terms of the Transaction Agreement. In the case of a performance-based WestRock RSU Award, the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time will be determined by deeming the applicable performance goals for any performance period that has not been completed as of the Merger Effective Time to be achieved at the greater of the target level and the average of the actual level of performance of similar awards over the last three years prior to the Completion Date, except that the performance goals for any performance-based WestRock RSU Award granted after the date of the Transaction Agreement will be deemed achieved at the target level of performance.

(d)	Reflects the adjustments to transaction-related expenses associated with the proposed Combination including estimated transaction costs and retention bonuses directly attributable to the Combination.

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(in millions)	For the Year Ended 31 December 2023
Purchase accounting adjustments:
Expected transaction expenses(i)	$(110)
Retention payments paid to Smurfit Kappa executives(ii)	(32)
Retention payments paid to WestRock employees(ii)	(15)
Net pro forma purchase accounting adjustment to transaction-related expenses associated with the proposed Combination	$(157)

(i)	Represents additional transaction costs directly attributable to the Combination to be incurred that are not recorded within the historical consolidated statements of operations of either Smurfit Kappa or WestRock. These costs in addition to amounts accrued in the historical balance sheets of Smurfit Kappa and WestRock, are assumed to have been settled in cash in the pro-forma net assets statement (see Note 6(a)(ii)). Transaction-related expenses are not expected to be incurred in any period beyond 12 months from the closing date of the Combination. Any such charge could affect the combined company’s future results of operations in the period in which such charges are incurred. The unaudited pro forma statement of operations for the year ended 31 December 2023 reflects $256 million in non-recurring transaction-related expenses as if those costs were incurred on 1 January 2023, including the retention payments in (ii) below. $246 million and $10 million in non-recurring transaction costs are included in transaction-related expenses associated with the proposed Combination and interest expense, net, respectively.

(ii)	Reflects retention payments payable to Smurfit Kappa executives and the portion of the retention payments for WestRock employees attributed to post-Combination expense. See Note 4(d) for the portion of the retention payments for WestRock employees included in purchase consideration.

(e)	Reflects the incremental interest expense associated with the amortization of the preliminary estimated fair value adjustment/discount of acquired WestRock debt. See Note 6(k).

(f)	Reflects the expense related to the Financing and amortization of issuance costs related to the Financing:

(in millions)	For the Year Ended 31 December 2023
Financing adjustments:
New interest expense on financing:
The Notes Offering(i)	$(154)
Net Financing adjustments to interest expense	$(154)

(i)	The new interest expense on Financing adjustments included in the unaudited pro forma statement of operations reflect a full year’s interest expense for the Notes as if the Notes Offering had been completed on 1 January 2023. The interest was calculated using the stated interest rates in the offering memorandum related to the Notes Offering. The financing costs incurred to effect the Notes Offering have been amortized on a straight-line basis over the term of the Notes. The original issue discount on the 2030 Notes has been amortized over the term of those notes.

(g)	To record the income tax impact of the pro forma adjustments utilising the Irish statutory income tax rate in effect of 12.5% for the year ended 31 December 2023. Transaction-related expenses incurred by Smurfit Kappa are not expected to be deductible and no tax deduction for the pro-forma adjustment in respect of the adjustment for such expenses has been taken in the unaudited pro forma statement of operations. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rate used for the pro forma financial information is estimated, the rate will likely vary from the actual effective rate in periods subsequent to completion of the Combination. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

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(h)	The pro forma basic and diluted weighted average shares outstanding are a combination of historical weighted average shares of Smurfit Kappa’s ordinary shares and issuances of shares in connection with the Merger. In connection with the Combination, Smurfit Kappa agreed to convert certain equity awards held by WestRock employees into Smurfit WestRock equity awards. The pro forma basic and diluted weighted average shares outstanding are as follows:

(in millions)	For the Year Ended 31 December 2023
Pro forma basic weighted average shares:
Historical Smurfit Kappa weighted average shares outstanding	258.3
Issuance of shares to WestRock Shareholders	258.3
Pro forma weighted average shares - basic	516.6
Pro forma diluted weighted average shares:
Pro Forma weighted average shares – diluted(i)	516.6

(i)	6.6 million historical dilutive ordinary share equivalents of Smurfit Kappa and 5.9 million replacement awards of Smurfit WestRock to WestRock equity award holders were excluded from the computation of pro forma diluted weighted average shares for the year ended 31 December 2023, as their effect would be anti-dilutive.

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Section B Accountant’s Report on the Unaudited Pro Forma Financial Information for the Combined Group

The Current Directors and the Proposed Directors
Smurfit WestRock Limited

Beech Hill, Clonskeagh
Dublin 4
D04 N2R2
Ireland

14 May 2024

Smurfit WestRock Limited (‘Smurfit WestRock’ or the ‘Company’)

We report on the pro forma financial information (the ‘Pro forma financial information’) set out in Section A (Unaudited pro forma financial information) of Part 12 (Unaudited Pro Forma Financial Information for the Combined Group) of the prospectus dated 14 May 2024 (the ‘Prospectus’), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the proposed combination of Smurfit Kappa Group plc with WestRock Company to create the combined group of Smurfit WestRock (the ‘Combined Group’) might have affected the financial information presented on the basis of the accounting policies to be adopted by the Combined Group in preparing the financial statements for the year ending 31 December 2024. This report is required by Item 18.4.1 of Annex 1 of the UK version of Commission Delegated Regulation (EU) 2019/980 (the ‘PR Regulation’), and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with Item 18.4.1 of Annex 1 of the PR Regulation.

It is our responsibility to form an opinion, as required by Section 3 of Annex 20 of the PR Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility arising under Prospectus Regulation Rule 5.3.2R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Item 1.3 of Annex 1 of the PR Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting (Ireland) issued by the Irish Auditing and Accounting Supervisory Authority. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

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Opinion

In our opinion:

•	the Pro forma financial information has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Regulation Rule 5.3.2R(2)(f), we are responsible for this report as part of the Prospectus and declare that, to the best of our knowledge, the information contained in this report is in accordance with the facts and that the report makes no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Item 1.2 of Annex 1 of the PR Regulation.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

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Part 13
Certain Tax Considerations

THE DISCUSSION BELOW IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER OF SMURFIT WESTROCK SHARES. EACH HOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF HOLDING SMURFIT WESTROCK SHARES IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES.

Section A Irish Tax Considerations

1.	Introduction

The following sections are a general summary of the material Irish tax considerations of owning and disposing of Smurfit WestRock Shares. The summary contained in this section is based on Smurfit WestRock’s understanding of existing Irish tax laws and the published practice of the Revenue Commissioners of Ireland (“Irish Revenue”) at the date of this Prospectus. Legislative, administrative or judicial changes may modify the tax consequences described in this section, possibly with retroactive effect. Furthermore, Smurfit WestRock can provide no assurances that the tax consequences contained in this summary will not be challenged by Irish Revenue or will be sustained by an Irish court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. The following summary is not exhaustive and Smurfit WestRock Shareholders should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the acquisition, ownership and disposition of Smurfit WestRock Shares in the future. Furthermore, the following summary applies only to Smurfit WestRock Shareholders who hold their Smurfit WestRock Shares as capital assets and does not apply to all categories of Smurfit WestRock Shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or Smurfit WestRock Shareholders who have, or who are deemed to have, acquired their Smurfit WestRock Shares by virtue of an office or employment and such persons may be subject to special rules.

2.	Taxation of Chargeable Gains

The current rate of tax on chargeable gains in Ireland is thirty three percent (33%).

Smurfit WestRock Shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes should not be liable for Irish capital gains tax (“Irish CGT”) on a disposal of their Smurfit WestRock Shares unless such shares are used in or for the purposes of a trade carried on by the shareholder in Ireland through a branch or agency, or are used or held or acquired for use by or for the purposes of the branch or agency.

Smurfit WestRock Shareholders who are resident or ordinarily resident for tax purposes in Ireland, or who have used their shares in or for the purposes of a trade carried on by the shareholder in Ireland through a branch or agency, or whose shares were used or held or acquired for use by or for the purpose of such a branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT on the disposal of Smurfit WestRock Shares. Such shareholders should consult their own tax advisors as to the Irish tax consequences of any such disposal.

A Smurfit WestRock Shareholder who is an individual and is temporarily not resident in Ireland may, in certain circumstances under Irish anti-avoidance legislation, still be liable for Irish CGT on any chargeable gain realised upon the subsequent disposal of Smurfit WestRock Shares during the period in which such individual is non-Irish tax resident.

3.	Irish Stamp Duty

The rate of Irish stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or the market value of the shares acquired. Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of Smurfit WestRock Shares, depending on the manner in which the Smurfit WestRock Shares are held and the way in which transfers of the Smurfit WestRock Shares are effected. In connection with the NYSE Admission, Smurfit WestRock expects to enter into arrangements with DTC to allow the Smurfit WestRock Shares (which are listed and trading on the NYSE) to be settled through the facilities of DTC. The summary below discusses separately, Smurfit WestRock Shareholders who hold their Smurfit WestRock Shares through DTC and those who do not.

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A transfer of Smurfit WestRock Shares effected by means of the transfer of book entry interests through DTC should not be subject to Irish stamp duty.

A transfer of Smurfit WestRock Shares other than by means of the transfer of book-entry interests through DTC will generally be subject to Irish stamp duty at the current rate of 1% on the greater of the price paid or the market value of the relevant shares, including a transfer of Depositary Interests within the CREST System.

Smurfit WestRock Shareholders wishing to transfer their Smurfit WestRock Shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

4.	Dividend Withholding Tax

DWT (currently at a rate of 25%) will apply to dividends or other distributions paid by Smurfit WestRock, unless exempted. The withholding tax requirement will not apply to distributions paid to certain categories of Irish tax resident Smurfit WestRock Shareholders and certain categories of non-Irish tax resident Smurfit WestRock Shareholders.

4.1	Smurfit WestRock Shares held by Irish tax residents

The following Irish tax resident Smurfit WestRock Shareholders are exempt from DWT if they are beneficially entitled to such distribution and if, on a timely basis in advance of the payment of any relevant distribution, Computershare Trust Company, N.A. or other transfer agent (the “Transfer Agent”), or in respect of such Smurfit WestRock Shares held in uncertified form, any qualifying intermediary appointed by Smurfit WestRock, has received from the holder an appropriate declaration of entitlement to exemption:

•	Irish resident companies;

•	pension schemes approved by Irish Revenue;

•	qualifying fund managers or qualifying savings managers in relation to approved retirement funds or approved minimum retirement funds;

•	Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of the PRSA assets;

•	Pan-European Pension Product (“PEPP”) providers who receive the relevant distribution as income arising in respect of the PEPP assets;

•	qualifying employee share ownership trusts;

•	collective investment undertakings;

•	tax-exempt charities;

•	designated brokers receiving the distribution for special portfolio investment accounts;

•	persons who are entitled to exemption from Irish income tax on distributions in respect of an investment in whole or in part of payments received from a civil action or from the Personal Injuries Assessment Board for damages in respect of a mental or physical infirmity;

•	certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

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•	persons entitled to exemption from Irish income tax by virtue of section 192(2) of the Taxes Consolidation Act 1997 (the “TCA”);

•	certain pension schemes authorised by a country with which Ireland has a Tax Information Exchange Agreement pursuant to section 826(1B) of the TCA;

•	unit trusts to which section 731(5)(a) of the TCA applies; or

•	certain Irish Revenue approved amateur and athletic sport bodies.

4.2	Smurfit WestRock Shares held by non-Irish tax residents

The following non-Irish tax resident Smurfit WestRock Shareholders are exempt from DWT if they are beneficially entitled to the distribution and (subject to paragraph 4.3 (Smurfit WestRock Shares held by US tax residents) below), if, on a timely basis in advance of the payment of any relevant distribution, the Transfer Agent or, in respect of Smurfit WestRock Shares held in uncertified form, any qualifying intermediary appointed by Smurfit WestRock, has received from the holder of such shares an appropriate declaration of entitlement to exemption:

•	persons (other than a company) who (i) are neither tax resident nor ordinarily resident in Ireland; and (ii) are resident for tax purposes in (a) an EU Member State or European Economic Area state other than Ireland; or (b) a country with which Ireland has a double tax treaty (“DTT Country”);

•	companies not tax resident in Ireland which are (i) tax resident in an EU Member State, European Economic Area state or DTT Country; and (ii) not under the control, whether directly or indirectly, of a person or persons who is or are tax resident in Ireland;

•	companies not tax resident in Ireland which are directly or indirectly under the control of a person or persons who is or are, by virtue of the law of a DTT Country, EU Member State or European Economic Area state, resident for tax purposes in a DTT Country, EU Member State or European Economic Area state other than Ireland and who is or are not under the control, whether directly or indirectly, of a person or persons who is or are not resident for tax purposes in a DTT Country, EU Member State or European Economic Area state;

•	companies not tax resident in Ireland, the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in a DTT Country, EU Member State or European Economic Area state including Ireland or on an approved stock exchange; or

•	companies not tax resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal class of shares of which is or are substantially and regularly traded on a recognised stock exchange in a DTT Country or an EU Member State or European Economic Area state, including Ireland or on an approved stock exchange.

For non-Irish tax resident Smurfit WestRock Shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such Smurfit WestRock Shareholders to rely on the provisions of a double tax treaty to which Ireland is a party to reduce the rate of DWT.

In order to ensure sufficient time to process the receipt of DWT forms, a Smurfit WestRock Shareholder, where required, must furnish the relevant DWT form to:

•	its broker (with the relevant information further transmitted to any qualifying intermediary appointed by Smurfit WestRock) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Smurfit WestRock Shares by the broker) if its Smurfit WestRock Shares are held in uncertified form; or

•	the Transfer Agent at least seven Business Days before the record date of the distribution if its Smurfit WestRock Shares are held in ‘registered form’.

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4.3	Smurfit WestRock Shares held by US tax residents

A submission has been made to Irish Revenue to confirm that distributions paid in respect of Smurfit WestRock Shares owned by US tax residents and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Smurfit WestRock).

A submission has also been made to Irish Revenue to confirm that distributions paid in respect of Smurfit WestRock Shares owned by US tax residents and held directly (outside of DTC) will not be subject to DWT provided that the shareholder has completed the appropriate DWT form (as per paragraph 4.2 (Smurfit WestRock Shares held by non-Irish tax residents) above) and this form remains valid or provides a Form IRS 6166. Such shareholders must provide the appropriate DWT form or Form IRS 6166 to the qualifying intermediary or Transfer Agent at least seven Business Days before the record date for the relevant distribution.

If any Smurfit WestRock Shareholder tax resident in the United States receives a distribution from which DWT has been withheld, the Smurfit WestRock Shareholder may be entitled to apply for a refund of such DWT from Irish Revenue, provided the Smurfit WestRock Shareholder is beneficially entitled to the distribution.

4.4	Smurfit WestRock Shares held by other persons

Smurfit WestRock Shareholders that do not fall within any of the categories referred to above may fall within other exemptions from DWT. If any Smurfit WestRock Shareholders are exempt from DWT, but receive distributions subject to DWT, such Smurfit WestRock Shareholders may apply for refunds of such DWT from Irish Revenue.

Distributions paid in respect of Smurfit WestRock Shares held through DTC that are owned by a partnership formed under the laws of a DTT Country and where all the partners are resident in a DTT Country should be entitled to an exemption from DWT if all of the partners complete the appropriate DWT forms (or, in the case of US tax resident partners, provide a completed IRS form 6166) and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Smurfit WestRock) before the record date for the distribution. If any partner in the partnership is not a resident of a DTT Country, no partner is entitled to the exemption from DWT.

4.5	Qualifying Intermediary

Prior to paying any distribution, Smurfit WestRock will execute an agreement with an entity that is recognised by Irish Revenue as a “qualifying intermediary”, which will provide for certain arrangements relating to distributions in respect of the Smurfit WestRock Shares that are held through DTC (“Deposited Securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any dividend or other distribution in cash with respect to the Deposited Securities after Smurfit WestRock delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Smurfit WestRock will rely on information received directly or indirectly from its qualifying intermediary, brokers and its Transfer Agent in determining where Smurfit WestRock Shareholders are resident, whether they have provided the required US tax information and whether they have provided the required DWT forms.

Links to various DWT forms are available at https://www.revenue.ie/en/companies-and-charities/dividend-withholding-tax/exemptions-for-non-residents.aspx. Such forms are generally valid, subject to a change in circumstances, until 31 December of the fifth year after the year in which such forms were completed.

5.	Income Tax on Dividends Paid on Smurfit WestRock Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A non-Irish tax resident Smurfit WestRock Shareholder that is entitled to an exemption from DWT will generally have no Irish income tax or USC liability on a distribution from Smurfit WestRock. A non-Irish tax resident Smurfit WestRock Shareholder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or USC liability. The DWT deducted by Smurfit WestRock should discharge the Irish income tax liability and USC liability.

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6.	Capital Acquisitions Tax

A gift or inheritance of Smurfit WestRock Shares (including Depositary Interests and shares held through DTC) should be within the charge to CAT notwithstanding that the donor or the donee / successor in relation to such gift or inheritance is domiciled and resident outside Ireland. This is because Smurfit WestRock Shares are regarded as property situated in Ireland for CAT purposes.

CAT is currently charged at a rate of 33% above a tax-free threshold, subject to available reliefs and exemptions. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee; and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children currently have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

Depositary Interests may also be treated as assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, the death of a holder of Depositary Interests or a gift of Depositary Interests by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. To the extent that the same event gives rise to CAT and UK inheritance tax, relief may be available under the Convention between the United Kingdom and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and Inheritances and on Gifts dated 7 December 1977. Holders for whom this may be relevant should consult their own tax advisors.

US citizens or US domiciled persons for federal estate tax purposes who hold Smurfit WestRock Shares or Depositary Interests may fall within the charge to Federal Estate Tax or other US transfer taxes on a gift or inheritance of those Smurfit WestRock Shares. Where CAT arises on the same event, a credit may be available but only insofar as the event concerned is an inheritance, for any CAT paid under the Convention between the Government of Ireland and the Government of the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on the estates of Deceased Persons. Smurfit WestRock Shareholders for whom this may be relevant should consult their own tax advisors.

The Irish tax considerations summarised above are for general information only and are not intended to provide any definitive tax representations to Smurfit WestRock Shareholders. Each Smurfit WestRock Shareholder should consult their own tax advisor as to the tax consequences that may apply to such shareholder.

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Section B UK Tax Considerations

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of Smurfit WestRock Shares. The following summary does not constitute tax advice. They are based on current UK law and what is understood to be the current practice of HMRC as at the date of this Prospectus, both of which may change, possibly with retroactive effect. They apply only to Smurfit WestRock Shareholders who are resident, and in the case of individual Smurfit WestRock Shareholders domiciled, for tax purposes in (and only in) the United Kingdom, who hold their Smurfit WestRock Shares as an investment (other than where a tax exemption applies, for example where the Smurfit WestRock Shares are held in an individual savings account or pension arrangement) and who are the beneficial owner of both the Smurfit WestRock Shares and any dividends paid on them. The tax position of certain categories of Smurfit WestRock Shareholders who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their Smurfit WestRock Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, temporary non-residents and non-residents carrying on a trade, profession or vocation in the United Kingdom. In addition the summary below may not apply to any Smurfit WestRock Shareholder who, either alone or together with one or more associated persons, controls directly or indirectly at least 10% of the voting rights of Smurfit WestRock.

The statements summarise the current position and are intended as a general guide only. Prospective investors should consult their own professional advisers as to the tax consequences of the purchase, ownership and disposition of Smurfit WestRock Shares in light of their facts and circumstances.

1.	Dividends

Dividend payments may be made without withholding or deduction for or on account of UK income tax.

1.1	UK resident individual Smurfit WestRock Shareholders

Dividends received by individual Smurfit WestRock Shareholders resident and domiciled for tax purposes in the United Kingdom will be subject to UK income tax. This is charged on the gross amount of any dividend paid before the deduction of DWT (the “gross dividend”).

Under the current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “nil rate band”) for the first £1,000 of non-exempt dividend income in any tax year and different rates of tax for dividend income that exceeds the nil rate band. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares. For UK tax purposes the gross dividend paid by Smurfit WestRock must generally be brought into account.

An individual Smurfit WestRock Shareholder who is resident for tax purposes in the United Kingdom and who receives a dividend from Smurfit WestRock will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by the Smurfit WestRock Shareholder in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other non-exempt dividend income received by the Smurfit WestRock Shareholder in the same tax year) the dividend exceeds the nil rate band, it will be subject to UK income tax at 8.75% cent to the extent that it falls below the threshold for higher rate UK income tax. To the extent that (taking account of other non-exempt dividend income received in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 33.75% to the extent that it is within the higher rate band, or 39.35% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a Smurfit WestRock Shareholder’s income. In addition, dividends within the nil rate band which would (if there was no nil rate band) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate UK income tax is exceeded.

Smurfit WestRock Shareholders subject to UK income tax on a dividend paid by Smurfit WestRock will also generally be entitled to a credit against that tax for DWT deducted at source from the dividend payment, to the extent such DWT cannot be reduced or avoided by submitting an appropriate declaration of entitlement to exemption under one of Ireland’s domestic law exemptions from DWT or by making a claim under the double tax treaty between the United Kingdom and Ireland (as described in paragraph 4.2 (Smurfit WestRock Shares held by non-Irish tax residents) of Section A (Irish Tax Considerations) above). To the extent that the DWT exceeds the UK tax the excess will be an absolute cost.

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An individual Smurfit WestRock Shareholder who has been resident for tax purposes in the United Kingdom but who ceases to be so resident or becomes treated as resident outside the United Kingdom for the purposes of a double tax treaty (“Treaty non-resident”) for a period of five years or less and who receives or becomes entitled to dividends from Smurfit WestRock during that period of temporary non-residence may, if Smurfit WestRock is treated as a close company for UK tax purposes and certain other conditions are met, be liable for UK income tax on those dividends on their return to the United Kingdom.

1.2	UK resident corporate Smurfit WestRock Shareholders

It is likely that most dividends paid on the Smurfit WestRock Shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

Where a dividend paid by Smurfit WestRock is treated as exempt, the holder will not be entitled to claim relief by way of credit in the United Kingdom in respect of any tax paid by the holder under the laws of Ireland, either directly or by deduction, in respect of that dividend.

2.	Taxation of disposals

A disposal or deemed disposal of Smurfit WestRock Shares by a Smurfit WestRock Shareholder who is resident (and in the case of individual shareholders, domiciled) in the United Kingdom for tax purposes may, depending upon the Smurfit WestRock Shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

An individual Smurfit WestRock Shareholder who has been resident for tax purposes in the United Kingdom but who ceases to be so resident or becomes treated as Treaty non-resident for a period of five years or less and who disposes of all or part of his or her Smurfit WestRock Shares during that period may be liable to capital gains tax on his or her return to the United Kingdom, subject to any available exemptions or reliefs.

3.	UK stamp duty and stamp duty reserve tax (SDRT)

No liability to UK stamp duty or SDRT will arise on the issue of Smurfit WestRock Shares or Depositary Interests to Smurfit WestRock Shareholders.

UK stamp duty will not normally be payable in connection with a transfer of Smurfit WestRock Shares, provided that the instrument of transfer is executed and retained outside the United Kingdom and no other action is taken in the United Kingdom by the transferor or transferee.

No UK SDRT will be payable in respect of any agreement to transfer Smurfit WestRock Shares or Depositary Interests provided that the Smurfit WestRock Shares are not registered in a register kept in the United Kingdom by or on behalf Smurfit WestRock.

4.	Inheritance Tax

Liability to UK inheritance tax may arise in respect of Smurfit WestRock Shares on the death of, or on a gift of Smurfit WestRock Shares by, an individual holder of such Smurfit WestRock Shares who is domiciled, or deemed to be domiciled, in the United Kingdom.

The Smurfit WestRock Shares, if held directly rather than as Smurfit WestRock DIs, should not be assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, neither the death of a holder of such Smurfit WestRock Shares nor a gift of such Smurfit WestRock Shares by a holder should give rise to a liability to UK inheritance tax if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. However, Smurfit WestRock DIs may be treated as assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, the death of a holder of Smurfit WestRock DIs or a gift of Smurfit WestRock DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. Relief may be available under the Convention between the United Kingdom and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and Inheritances and on Gifts dated 7 December 1977, in the event that liability to both inheritance tax in the United Kingdom and CAT in Ireland arises in respect of a Smurfit WestRock DI. Holders for whom this may be relevant should consult their own tax advisers.

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For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Smurfit WestRock Shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any Smurfit WestRock Shares or Smurfit WestRock DIs through trust arrangements.

As is noted above, UK inheritance tax is currently a domicile-based regime. The UK government announced on 6 March 2024 that as part of wider reforms to the system of taxation for non-UK domiciled individuals, it would consult on proposals to move UK inheritance tax to a residence-based regime from 6 April 2025.

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Section C US Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain US federal income tax considerations that may be relevant to US Holders (as defined below) of holding and disposing of Smurfit WestRock Shares. The following summary does not constitute tax advice. This discussion is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, judicial authorities and published positions of the IRS, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information purposes only and is not a complete description of all tax considerations that may be relevant to Smurfit WestRock Shareholders; it is not a substitute for tax advice. It applies only to US Holders that hold their Smurfit WestRock Shares as capital assets within the meaning of Section 1221(a) of the Code (generally, property held for investment). In addition, it does not describe all of the US federal income tax considerations that may be relevant to a Smurfit WestRock Shareholder in light of such holder’s facts and circumstances, nor does it apply to holders subject to special rules under the US federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organisations, brokers or dealers in securities, currencies or commodities, traders in securities that elect a mark-to-market method of accounting, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, certain former citizens or former long-term residents of the United States, US Holders whose “functional currency” is not the US dollar, pension funds, individual retirement and other tax deferred accounts, persons that are not US holders, “personal holding companies”, persons liable for any alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognised on an “applicable financial statement”, persons that directly, indirectly or constructively own, or at any time during the five-year period ending on the date of Completion owned, 5% or more of the total combined voting power of Smurfit WestRock, Smurfit Kappa or WestRock voting stock or of the total value of Smurfit WestRock’s, Smurfit Kappa’s or WestRock’s equity interests, persons who received their Smurfit WestRock Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, US Holders that hold their Smurfit WestRock Shares in connection with a permanent establishment or fixed base outside the United States, or holders that hold their Smurfit WestRock Shares as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to US federal taxes other than the income tax (such as estate or gift taxes), any US state and local, or non-US tax laws or considerations, the Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements.

As used in this section, “US Holder” means a beneficial owner of Smurfit WestRock Shares that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organised in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

The US federal income tax treatment of a partner in a partnership for US federal income tax purposes (or other entity or arrangement treated as a partnership for US federal income tax purposes) holding or disposing of Smurfit WestRock Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold Smurfit Kappa Shares or WestRock Shares, as applicable, should consult their own tax advisors regarding the specific US federal income tax consequences to them of participating in the Combination and acquiring, owning and disposing of Smurfit WestRock Shares.

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The following discussion does not purport to be a complete analysis or discussion of all US federal income tax considerations relating to the ownership and disposition of Smurfit WestRock Shares. All Smurfit WestRock Shareholders should consult their own tax advisors as to the specific tax consequences to them of the ownership and disposition of Smurfit WestRock Shares, including with respect to reporting requirements and the applicability and effect of any US federal, state, local, non-US or other tax laws in light of their facts and circumstances.

1.	US Federal Income Tax Treatment of Smurfit WestRock

A corporation organised under non-US law, such as Smurfit WestRock, is generally treated as a foreign corporation for US federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a US corporation for US federal income tax purposes if, following an acquisition of a US corporation by the foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the US corporation by reason of holding stock of such US corporation (such percentage is referred to as the “ownership percentage”), and the “expanded affiliated group”, which includes the acquiring foreign corporation, does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be treated as a US corporation for US federal income tax purposes, Smurfit WestRock and its subsidiaries could be subject to substantial additional US federal income tax liability, and US withholding taxes may apply to payments made to Smurfit WestRock Shareholders.

In addition, even if Smurfit WestRock were not treated as a US corporation, Section 7874 of the Code may cause Smurfit WestRock to be subject to certain unfavourable US federal income tax rules in the event that the ownership percentage attributable to former WestRock Shareholders is at least 60% and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be subject to these rules, Smurfit WestRock and its subsidiaries could be subject to adverse tax consequences including restrictions on the use of tax attributes with respect to “inversion gain” recognised over a ten-year period following the transaction and its US shareholders could be subject to a higher rate of tax on any dividends.

Based on the percentage of Smurfit WestRock Shares to be received by WestRock Shareholders in the Combination and current law, Smurfit WestRock does not currently expect Section 7874 of the Code to apply so as to cause Smurfit WestRock to be treated as a US corporation or otherwise subject Smurfit WestRock to certain unfavourable tax rules for US federal income tax purposes. However, the ownership of Smurfit WestRock for purposes of Section 7874 of the Code must be finally determined after Completion, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that Smurfit WestRock should be treated as a US corporation for US federal income tax purposes or that such an assertion would not be sustained by a court.

Holders should consult with their tax advisors regarding the potential application of Section 7874 of the Code and the Treasury Regulations promulgated thereunder to the Combination. The remainder of this discussion assumes that Smurfit WestRock will not be treated as a US corporation by reason of Section 7874 of the Code.

2.	Ownership and Disposition of Smurfit WestRock Shares

2.1	Distributions

Subject to the discussion below under the paragraph entitled “—Passive Foreign Investment Company Rules”, the gross amount of any distributions with respect to Smurfit WestRock Shares (including the amount of any non-US withholding taxes with respect to such distribution), generally will constitute a dividend for US federal income tax purposes to the extent paid out of Smurfit WestRock’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) a US Holder’s adjusted tax basis in its Smurfit WestRock Shares. Any remaining excess will be treated as gain recognised on the sale or other taxable disposition of Smurfit WestRock Shares and will be treated as described below under the paragraph entitled “—Sale, Taxable Exchange or Other Taxable Disposition”. However, Smurfit WestRock does not expect to maintain contemporaneous calculations of its earnings and profits in accordance with US federal income tax accounting principles. A US Holder should therefore assume that any distribution by Smurfit WestRock with respect to the Smurfit WestRock Shares will be reported as dividend income.

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Any dividends paid by Smurfit WestRock generally will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Subject to the discussion below under the paragraph entitled “—Passive Foreign Investment Company Rules”, certain dividends received from a “qualified foreign corporation” by eligible non-corporate US Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. For these purposes, a foreign corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. The US Treasury Department has determined that the income tax treaty between Ireland and the United States meets these requirements, and Smurfit WestRock believes that it is eligible for benefits under such tax treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. US Treasury guidance indicates that shares listed on the NYSE (which Smurfit WestRock Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Smurfit WestRock Shares will be considered readily tradable on an established securities market in the current or future taxable years. Non-corporate US Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Smurfit WestRock’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Notwithstanding the foregoing, Smurfit WestRock will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules” below.

Dividends paid in a currency other than US dollars will be included in income in a US dollar amount based on the exchange rate in effect on the date the dividend is includible in the US Holder’s income, whether the currency is converted into US dollars or not at that time. A US Holder’s tax basis in the non-US currency will equal the US dollar amount included in income. Any gain or loss realised on a subsequent conversion or other disposition of the non-US currency for a different US dollar amount generally will be US source ordinary income or loss. If dividends paid in a currency other than US dollars are converted into US dollars on the day they are received, a US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on Smurfit WestRock Shares may be treated as foreign taxes eligible for credit against a US Holder’s federal income tax liability under the US foreign tax credit rules. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, holders should consult their own tax advisors regarding the availability of foreign tax credits in their facts and circumstances.

2.2	Sale, Taxable Exchange or Other Taxable Disposition

Subject to the discussion below under the paragraph entitled “—Passive Foreign Investment Company Rules”, in the event of any future sale or other taxable disposition of Smurfit WestRock Shares, a US Holder generally will recognise capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the US Holder’s adjusted tax basis in the disposed Smurfit WestRock Shares. Any such capital gain or loss generally will be long-term capital gain or loss if a US Holder’s holding period for the disposed Smurfit WestRock Shares exceeds one year. Long-term capital gains recognised by non-corporate US Holders are generally eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

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2.3	Passive Foreign Investment Company Rules

A foreign corporation, such as Smurfit WestRock, will be classified as a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such taxable year is “passive income” as defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains), or (ii) 50% or more of the total value of its assets (based on an average of the quarterly value) of the assets during such year) is attributable to assets, including cash, that produce “passive income” or are held for the production of “passive income”. Although it is not free from doubt, based on the expected composition of Smurfit WestRock’s (and its wholly owned subsidiaries’) gross assets and income and the manner in which Smurfit WestRock (and its wholly owned subsidiaries) will operate its business, Smurfit WestRock does not believe that it will be classified as a PFIC for US federal income tax purposes for the taxable year that includes the Combination. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex US federal income tax rules that are subject to differing interpretations and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance that Smurfit WestRock will not be a PFIC for the taxable year that includes the Combination or any future taxable year.

If Smurfit WestRock is a PFIC in any taxable year during which a US Holder owns Smurfit WestRock Shares, such US Holder could be liable for additional taxes and interest charges upon certain distributions by Smurfit WestRock and on any gain recognised on a sale, exchange or other disposition, including a pledge, of the Smurfit WestRock Shares, whether or not Smurfit WestRock continues to be a PFIC. In addition, certain annual tax reporting would be required. US Holders should consult their tax advisors concerning the tax consequences to them if Smurfit WestRock is a PFIC and certain tax elections such US Holders may wish to make to mitigate any adverse tax consequences that might arise in the event that Smurfit WestRock is a PFIC.

2.4	Information Reporting and Backup Withholding

Generally, information reporting requirements may apply in connection with cash payments made to US Holders in respect of Smurfit WestRock Shares. Backup withholding tax may apply to amounts subject to reporting unless the US Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such US Holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder generally will be allowed as a credit against such holder’s US federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THE STATEMENTS SET FORTH THEREIN. THE DISCUSSION ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A HOLDER’S INDIVIDUAL CIRCUMSTANCES NOR THE APPLICATION OF ANY US NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING SUCH MATTERS AND THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SMURFIT WESTROCK SHARES.

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Part 14
Additional Information

1.	Responsibility

The Company, the Current Directors and the Proposed Directors (whose names are set out on page 52 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company, the Current Directors and the Proposed Directors, the information contained in this Prospectus is in accordance with the facts and makes no omission likely to affect its import.

2.	Incorporation and registered office

2.1	The Company was incorporated and registered in Ireland on 6 July 2017 under the Irish Companies Act, as a private company limited by shares with registered number 607515, with the name Cepheidway Limited. On 11 December 2023, the Company changed its name to Smurfit WestRock Limited. It is anticipated that, prior to Completion, the Company will re-register as an Irish public limited company pursuant to Part 20 of the Irish Companies Act, at which point the Company’s name will change to Smurfit WestRock plc.

2.2	The registered and head office of the Company is Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland. The Company’s main telephone number is +353 1 202 7000.

2.3	The business of the Company and its principal activity will be to act as the ultimate holding company of the Combined Group following Completion.

2.4	The principal legislation under which the Company operates, and the Smurfit WestRock Shares will be created, is the Irish Companies Act.

2.5	Following Completion, the Company intends to appoint one of the big four international audit firms as its auditor. Details of the appointed auditor of the Company will be announced via a Regulatory Information Service, and if a supplementary prospectus is published by the Company prior to Completion, disclosed in such supplementary prospectus.

2.6	The Company’s financial year will run from 1 January to 31 December.

3.	Share capital

3.1	Share capital

On incorporation, the aggregate nominal value of the issued share capital of the Company was €100, consisting of 100 ordinary shares with a nominal value of €1.00 each, all of which are fully paid up. At Completion, the authorised share capital of the Company will be $10,000,000 and €25,000 made up of 9,500,000,000 Smurfit WestRock Shares of $0.001 each, 500,000,000 preference shares of $0.001 each and 25,000 deferred shares of €1.00 each. It is also expected that, prior to Completion, the Company will issue 10,000 Series A Preference Shares of $0.001 each and 24,900 ordinary shares with a nominal value of €1.00 each. Upon Completion, all 25,000 existing ordinary shares of €1.00 each will be redesignated as euro deferred shares of €1.00 each and the ordinary shares of €1.00 each will then be cancelled from the authorised capital of the Company. Immediately following Completion, the aggregate nominal value of the issued share capital of the Company is expected to be up to $519,420.158 and €25,000, consisting of up to 519,420,158 Smurfit WestRock Shares (based on the assumptions set out in Part 5 (Indicative Combination Statistics)) of $0.001 each, all of which will be fully paid up, 10,000 Series A Preference Shares of $0.001 each, all of which will be fully paid up and held by Matsack Nominees, and 25,000 deferred shares of €1.00 each, all of which will be fully paid up and held by Matsack Nominees. Following Completion, it is anticipated that the 25,000 deferred shares with a nominal value of €1.00 each will be surrendered to the Company for nil consideration and thereafter cancelled.

Immediately following UK Admission, it is expected that in excess of 80% of the Smurfit WestRock Shares will be held in public hands (within the meaning of paragraph 14.2.2 of the Listing Rules).

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3.2	Interests of major shareholders

As at the Latest Practicable Date, Matsack Nominees is the sole shareholder of the Company, holding 100 ordinary shares with a nominal value of €1.00 each, all of which are fully paid up. Insofar as known to the Company, immediately following Completion, the following persons may be interested directly or indirectly in 5% or more of the enlarged issued share capital of the Company immediately following Completion, which is notifiable under Chapter 5 of the DTRs, based on the assumption that the last known holdings of such persons in Smurfit Kappa or WestRock (as applicable) as at the Latest Practicable Date do not change and the relevant indicative Combination statistics set out in Part 5 (Indicative Combination Statistics):

Name	Known number of Smurfit Kappa Shares as at the Latest Practicable Date(1)	Known number of WestRock Shares as at the Latest Practicable Date(2)		Anticipated number of Smurfit WestRock Shares to be received pursuant to the Combination(3)	Anticipated percentage of the enlarged issued share capital of Smurfit WestRock immediately following Completion(3)
BlackRock, Inc.	23,412,793	25,049,401	(4)	48,462,194	9.3%
The Vanguard Group, Inc.	-	31,052,296	(5)	31,052,296	6.0%
Total	23,412,793	56,101,697		79,514,490	15.3%

Notes:

(1)	Insofar as known to the Company, based on notified shareholdings under the Irish Transparency Regulations of 3% or more of the issued ordinary share capital of Smurfit Kappa Group plc.

(2)	Insofar as known to the Company, based on filings under Sections 13(d) and 13(g) of the US Exchange Act by beneficial owners of more than 5% of the issued ordinary share capital of WestRock Company. Ownership interests as reported under Sections 13(d) or 13(g) of the US Exchange Act may not be consistent with beneficial ownership as may be reported under the DTRs. For instance, under US SEC rules, a person “beneficially owns” securities if that person has or shares the power to vote or dispose of the securities. The person also “beneficially owns” securities that the person has the right to acquire within 60 days.

(3)	Figures are indicative only and such persons’ interests in Smurfit WestRock Shares as at Completion may differ from the interests set out in this table.

(4)	Based on a Schedule 13G/A filed on 24 January 2024, with respect to WestRock Shares, BlackRock, Inc. has sole voting power over 23,197,648 of these shares and sole dispositive power over 25,049,401 of these shares.

(5)	Based on a Schedule 13G/A filed on 13 February 2024, with respect to WestRock Shares, The Vanguard Group, Inc. has sole dispositive power over 29,937,958 of these shares, shared voting power over 316,147 of these shares and shared dispositive power over 1,114,338 of these shares.

The Company is not aware that upon Completion it will be directly or indirectly controlled, nor is it aware of any arrangement the operation of which may at a subsequent date result in a change of control of the Company.

Upon Completion, none of the expected major Smurfit WestRock Shareholders will have different voting rights from other Smurfit WestRock Shareholders. Upon Completion, all 25,000 existing ordinary shares of €1.00 each will be redesignated as euro deferred shares of €1.00 each, which shall carry no voting rights.

3.3	Other

Save as disclosed in paragraph 3.1 of this Part 14 (Additional Information), at the date of this Prospectus there has been (i) no issue of shares or loan capital of the Company since its incorporation and (ii) no share or loan capital of the Company is under option or agreed to be put under option.

The Smurfit WestRock Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Combination.

No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of the Company.

4.	Description of the Smurfit WestRock Shares and the Smurfit WestRock Constitution

4.1	Information about the issuer

The Company was formed under the laws of Ireland on 6 July 2017 as a private company limited by shares, under the name Cepheidway Limited (registration number 607515) and later changed its name to Smurfit WestRock Limited on 11 December 2023. It is anticipated that, prior to Completion, the Company will re-register as an Irish public limited company pursuant to Part 20 of the Irish Companies Act, at which point the Company’s name will change to Smurfit WestRock plc. The Company’s registered office and principal place of business is Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland. Its telephone number is +353 1 202 7000 and its LEI is 635400EGSEOPDW2EXS14.

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The Company’s financial year ends on 31 December.

4.2	Smurfit WestRock Constitution

On incorporation, the Company, as a private company limited by shares, adopted a single document constitution. It is expected that, upon re-registration as an Irish public limited company, pursuant to Part 20 of the Irish Companies Act, the Company will adopt a memorandum of association and articles of association (the “Interim Constitution”). Furthermore, it is expected that, prior to Completion, a shareholder resolution of the Company’s sole shareholder (Matsack Nominees) will be sought to resolve to adopt the Smurfit WestRock Constitution, which will replace the Interim Constitution, with effect from immediately prior to the Scheme Effective Time.

The rights of Smurfit WestRock Shareholders following Completion will be governed by the Smurfit WestRock Constitution, as well as the laws of Ireland, including the Irish Companies Act. The provisions of the Smurfit WestRock Constitution to be adopted by the Company immediately prior to the Scheme Effective Time, and the material provisions of the laws of Ireland, are therefore summarised in the following sections.

The Smurfit WestRock Constitution is available for inspection as set out in paragraph 24 (Documents available for inspection) of this Part 14 (Additional Information).

4.3	Share capital

The authorised share capital of the Company will be $10,000,000 and €25,000, divided into 9,500,000,000 ordinary shares of $0.001 par value each, 500,000,000 preference shares of $0.001 par value each, and 25,000 deferred shares of €1.00 each which may be issued in such class or classes or series as the Smurfit WestRock Board may determine in accordance with the Smurfit WestRock Constitution. Immediately following Completion, the aggregate nominal value of the issued share capital of the Company is expected to be up to $519,420.158 and €25,000, consisting of up to 519,420,158 Smurfit WestRock Shares (based on the assumptions set out in Part 5 (Indicative Combination Statistics)) of $0.001 each, all of which will be fully paid up, 10,000 Series A Preference Shares of $0.001 each, all of which will be fully paid up and held by Matsack Nominees, and 25,000 deferred shares of €1.00 each, all of which will be fully paid up and held by Matsack Nominees. Following Completion, it is anticipated that the 25,000 deferred shares with a nominal value of €1.00 each will be surrendered to the Company for nil consideration and thereafter cancelled.

All ordinary shares have equal voting rights and no right to a fixed income and carry the right to receive dividends that have been declared by Smurfit WestRock. The holders of ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of Smurfit WestRock.

The rights and obligations attaching to the preference shares will be, subject to the Irish Companies Act, determined at the time of issue by the Smurfit WestRock Board in its absolute discretion. Any preference shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both. Prior to the re-registration of Smurfit WestRock as a public limited company, Smurfit WestRock will have issued 10,000 preference shares (the “Series A Preference Shares”) to Matsack Nominees (or its affiliate) in exchange for the provision of legal services rendered by Matsack Nominees. It is anticipated that the holder of the Series A Preference Shares will be entitled in priority to any payments of dividends on any other class of shares in Smurfit WestRock to be paid annually on a fixed non-cumulative preferential dividend rate of 8% per annum. It is further anticipated that, on a return of assets, whether on liquidation or otherwise, the Series A Preference Shares will entitle the holder to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holders of any other shares. The holder of the Series A Preference Shares will not be entitled to any further participation in the assets or profits of Smurfit WestRock and will not be entitled to receive notice of, attend, speak or vote at any general meeting of Smurfit WestRock.

Holders of deferred shares have no right to receive notice of, attend, speak, or vote at any general meetings of Smurfit WestRock. Deferred shares do not carry the right to receive dividends that have been declared by Smurfit WestRock. Any deferred shares that are issued will rank in priority below the ordinary shares with respect to liquidation rights and such entitlement will be limited to the repayment of the amount paid up or credited as paid up on the deferred shares. Upon Completion, Smurfit WestRock will have 25,000 deferred shares of €1.00 each issued and outstanding.

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As a matter of Irish company law, the directors of a company may issue new ordinary or preference shares (including the grant of options and issue of warrants) without shareholder approval once authorised to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders of the company by an ordinary resolution.

It is expected that, prior to Completion, the nominee shareholder of Smurfit WestRock will pass resolutions authorising the Smurfit WestRock Board for a period of 15 months from the Merger Effective Time or until the next annual general meeting of Smurfit WestRock, whichever is shorter, to, amongst other things, allot and issue such number of Smurfit WestRock Shares as equals 33.33% of the total number of Smurfit WestRock Shares in issue following the Merger Effective Time.

4.4	Organisational Documents; Governing Law

The rights of Smurfit WestRock Shareholders will be governed by, among other things, the Smurfit WestRock Constitution and the laws of Ireland, including the Irish Companies Act.

4.5	Voting

The Smurfit WestRock Constitution provides that all votes will be decided on a poll and that the Chair of the Smurfit WestRock Board may determine the manner in which the poll is to be taken and may fix a time and place for declaring the result of the poll.

Each Smurfit WestRock Share will entitle the holder to one vote per share at any general meeting of shareholders. Voting rights may be exercised by shareholders registered in Smurfit WestRock’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Beneficial owners of shares who hold shares through a nominee exercise the shareholders’ rights through the intermediation of such nominee. All proxies must be appointed in the manner prescribed by the Smurfit WestRock Constitution, which provides that the Smurfit WestRock Board may permit shareholders to notify Smurfit WestRock of their proxy appointments electronically.

In accordance with the Smurfit WestRock Constitution, the Smurfit WestRock Board may from time to time authorise Smurfit WestRock to issue preference shares. These preference shares may have such voting rights as may be specified in the terms of such preference shares (e.g., they may carry more votes per share than ordinary shares). Treasury shares or shares of Smurfit WestRock that are held by subsidiaries of Smurfit WestRock will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders (approval by not less than 75% of votes cast in person or by proxy) at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending the memorandum of association of Smurfit WestRock;

•	amending the articles of association of Smurfit WestRock;

•	approving a change of name of Smurfit WestRock;

•	authorising the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of pre-emption rights on the issuance of new shares;

•	re-registration of Smurfit WestRock from a public limited company to a private company;

•	purchase of own shares off-market;

•	reduction of issued share capital;

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•	sanctioning a compromise/scheme of arrangement;

•	resolving that Smurfit WestRock be wound up by the Irish courts;

•	resolving in favour of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.

4.6	Pre-emptive Rights

Under Irish law, certain statutory pre-emption rights apply automatically in favour of shareholders where shares are to be issued for cash. Shares issued for cash must be offered to existing shareholders of Smurfit WestRock on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan. Prior to Completion, it is expected that a shareholder resolution of the Company’s sole shareholder (Matsack Nominees) will be sought, authorising the Smurfit WestRock Board, for a period of 15 months from the Merger Effective Time or until the next annual general meeting of Smurfit WestRock, whichever is shorter, to limit or exclude such pre-emption rights (i) in relation to any issue of Smurfit WestRock Shares and/or grant of rights to acquire Smurfit WestRock Shares for general purposes up to a maximum of such number of Smurfit WestRock Shares (or rights to acquire Smurfit WestRock Shares), as is equal to 5% of the total number of issued Smurfit WestRock Shares in issue following the Merger Effective Time and, further, (ii) in relation to any issue of Smurfit WestRock Shares and/or grant of rights to acquire Smurfit WestRock Shares in connection with or on the occasion of mergers, acquisitions and/or strategic alliances of up to a maximum of such number of Smurfit WestRock Shares (or rights to acquire Smurfit WestRock Shares), as is equal to 5% of the total number of issued Smurfit WestRock Shares in issue following the Merger Effective Time.

4.7	Variation of Rights

Under the Smurfit WestRock Constitution, any variation of class rights attaching to the issued shares of Smurfit WestRock must be approved by a special resolution of the shareholders of the affected class (approval by not less than 75% of votes cast in person or by proxy) or with the consent in writing of the holders of three-fourths of the issued shares of that class of shares.

The provisions of the Smurfit WestRock Constitution relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for any meeting of holders of a particular class of shares that is not an adjourned meeting, a quorum consists of two or more shareholders or by proxy holding not less than at least one-third in nominal value of the issued and outstanding shares of the class and the quorum at an adjourned meeting consists of one person holding shares of the class or such person’s proxy.

4.8	Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the Smurfit WestRock Constitution and any act of the Irish government which alters the memorandum of association of Smurfit WestRock; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Smurfit WestRock; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Smurfit WestRock; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Smurfit WestRock which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of Smurfit WestRock will also have the right to inspect all books, records and vouchers of Smurfit WestRock. The auditors’ report must be circulated to the shareholders with Smurfit WestRock’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting.

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4.9	Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Union (Cross-Border Conversion, Mergers and Divisions) Regulations 2023 governing the cross-border conversion, merger or division of an Irish company limited by shares such as Smurfit WestRock, a shareholder who voted against the special resolution approving the conversion, merger or division has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the Transaction Agreement.

4.10	No Liability for Further Calls or Assessments

The Smurfit WestRock Shares to be issued in the Combination will be duly and validly issued and fully paid.

4.11	Certificated and Uncertificated Shares

Smurfit WestRock Shares may be held in either certificated or uncertificated form. Smurfit WestRock intends only to issue uncertificated ordinary shares.

4.12	Transfer of Shares

Registration in the share register of Smurfit WestRock will be determinative of membership in Smurfit WestRock. A Smurfit WestRock Shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the depositary or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depositary or other nominee will not be registered in Smurfit WestRock’s official share register, as the depositary or other nominee will remain the record holder of any such shares.

A written instrument of transfer may be required to register on Smurfit WestRock’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a nominee or depositary holding shares for a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a nominee or depositary holding shares for a person who holds such shares beneficially to another nominee or depositary to hold shares for a person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Smurfit WestRock’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

The Smurfit WestRock Board may also permit title to any shares to transfer without a written instrument of transfer where permitted by the Irish Companies Act, subject to compliance with the requirements imposed under the relevant provisions of the Irish Companies Act and any additional requirements which the Smurfit WestRock Board may approve.

Any transfer of Smurfit WestRock Shares that is subject to Irish stamp duty will not be registered in the name of the transferee unless an instrument of transfer is duly stamped (or the payment of stamp duty due is otherwised evidence) and provided to the transfer agent. The Smurfit WestRock Constitution allows Smurfit WestRock, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a transferee. In the event of any such payment, Smurfit WestRock is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set off the stamp duty against future dividends payable to the transferee of those ordinary shares and (iii) claim a lien against the ordinary shares on which it has paid stamp duty to the extent permitted under the Irish Companies Act. Parties to a share transfer should not assume that any stamp duty arising in respect of a transaction in Smurfit WestRock ordinary shares has been paid unless one or both of such parties is otherwise notified by Smurfit WestRock.

The Smurfit WestRock Constitution as it will be in effect as of the effective date of the Combination delegates to Smurfit WestRock’s secretary (or such other person as may be nominated by the secretary for this purpose) the authority to execute an instrument of transfer on behalf of a transferring party.

The Smurfit WestRock Board may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

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4.13	Dividends

Under Irish law, dividends and distributions may be made only from distributable reserves. Distributable reserves generally means accumulated realised profits less accumulated realised losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Smurfit WestRock are equal to, or in excess of, the aggregate of Smurfit WestRock’s called up share capital plus undistributable reserves and the distribution does not reduce Smurfit WestRock’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Smurfit WestRock’s accumulated unrealised profits, so far as not previously utilised by any capitalisation, exceed Smurfit WestRock’s accumulated unrealised losses, so far as not previously written off in a reduction or reorganisation of capital.

The determination as to whether or not Smurfit WestRock has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Smurfit WestRock. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of Smurfit WestRock’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Although Smurfit WestRock will not have any distributable reserves immediately following the Merger Effective Time, WestRock, Smurfit Kappa and Smurfit WestRock are taking steps to create such distributable reserves, which includes the WestRock Distributable Reserves Proposal and the proposal to create distributable reserves on which Smurfit Kappa Shareholders will vote at the EGM. For more information, see the risk factor entitled “Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it” in Part 1 (Risk Factors) of this Prospectus.

The Smurfit WestRock Constitution authorises the Smurfit WestRock Board to declare dividends out of funds lawfully available without shareholder approval. The Smurfit WestRock Board may also recommend a dividend to be approved and declared by Smurfit WestRock Shareholders at a general meeting. The Smurfit WestRock Board may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in US dollars or any other currency.

The Smurfit WestRock Board may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Smurfit WestRock in relation to the shares of Smurfit WestRock held by such shareholder.

The holders of the Series A Preference Shares will be entitled in priority to any payments of dividends on any other class of shares in the Smurfit WestRock to be paid annually on a fixed non-cumulative preferential dividend rate of 8% per annum.

If the Smurfit WestRock Board so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited in favour of Smurfit WestRock and cease to remain owing by Smurfit WestRock. Any dividend which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Smurfit WestRock Board for the benefit of Smurfit WestRock until claimed. The payment by the Smurfit WestRock Board of any unclaimed dividend or other monies payable in respect of a share into a separate account shall not make the Smurfit WestRock Board trustee in respect of the payments.

4.14	Alteration of Share Capital

Under the Smurfit WestRock Constitution, Smurfit WestRock may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.

Smurfit WestRock also may, by special resolution (approval by not less than 75% of the votes cast in person or by proxy at a meeting of shareholders) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Irish Companies Act.

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4.15	Share Repurchases, Redemptions and Conversions

Overview

The Smurfit WestRock Constitution provides that any ordinary share which Smurfit WestRock has agreed to acquire will be deemed to be a redeemable share, unless the Smurfit WestRock Board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Smurfit WestRock may technically be effected as a redemption of those shares as described below under “—Share Repurchases, Redemptions and Conversions—Repurchases and Redemptions by Smurfit WestRock”. If the Smurfit WestRock Constitution did not contain such provision, all repurchases by Smurfit WestRock would be subject to many of the same rules that apply to purchases of Smurfit WestRock ordinary shares by subsidiaries described below under “—Purchases by Subsidiaries of Smurfit WestRock”, including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognised stock exchange”. Except where otherwise noted, references elsewhere in this Prospectus to repurchasing or buying back ordinary shares of Smurfit WestRock refer to the redemption of ordinary shares by Smurfit WestRock or the purchase of ordinary shares of Smurfit WestRock by a subsidiary of Smurfit WestRock, in each case in accordance with the Smurfit WestRock Constitution and Irish company law as described below.

Repurchases and Redemptions by Smurfit WestRock

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. As described in the risk factor entitled “Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it” in Part 1 (Risk Factors), Smurfit WestRock will not have any distributable reserves immediately following the Merger Effective Time; however, it will take steps to create such distributable reserves. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Shares that are issued as redeemable, outside of other Smurfit WestRock shares, may, upon redemption, be cancelled or held in treasury. Based on the provision of the Smurfit WestRock Constitution described above, shareholder approval will not be required to redeem Smurfit WestRock redeemable shares.

Smurfit WestRock may also be given an additional general authority by its shareholders to purchase its own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Smurfit WestRock’s subsidiaries as described below.

The Smurfit WestRock Board may also issue preference shares which may be redeemed at the option of either Smurfit WestRock or the shareholder, depending on the terms of such preference shares.

4.16	Shareholder Meetings

Annual Meetings of Shareholders

Smurfit WestRock is required to hold an annual general meeting in each year (at intervals of no more than 15 months after the previous annual general meeting) in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. Subject to Section 176 of the Irish Companies Act, all general meetings may be held outside of Ireland.

Notice of an annual general meeting must be given to all Smurfit WestRock Shareholders and to the auditors of Smurfit WestRock. The Smurfit WestRock Constitution provides for a minimum notice period of 21 clear days, which is the minimum permitted under Irish law. “Clear days” means calendar days and excludes (i) the date on which a notice is given, and (ii) the date of the meeting itself.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

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Extraordinary General Meetings of Shareholders

An extraordinary general meeting of Smurfit WestRock may be convened by (i) the Smurfit WestRock Board, or (ii) a requisition of the shareholders holding not less than 10% of the paid up share capital of Smurfit WestRock carrying voting rights.

Notice of an extraordinary general meeting must be given to all Smurfit WestRock Shareholders and to the auditors of Smurfit WestRock. Under Irish law and the Smurfit WestRock Constitution, the minimum notice periods are 21 clear days’ notice in writing for extraordinary general meetings, provided that the notice period may be 14 clear days’ for an extraordinary general meeting where members who have the right to vote at such meeting are permitted to vote by electronic means and a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting (or at a general meeting held since that annual general meeting).

In the case of an extraordinary general meeting convened by shareholders of Smurfit WestRock, the proposed purpose of the meeting must be set out in the requisition notice.

Quorum

The Smurfit WestRock Constitution provides that no business may be transacted at any general meeting unless a quorum is present. Except as provided in relation to an adjourned meeting, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate member, shall be a quorum.

4.17	Board of Directors

Smurfit WestRock Directors’ Fees, Expenses, Pensions and Other Benefits

Under the Smurfit WestRock Constitution, compensation of the Directors may be determined by the Smurfit WestRock Board from time to time. Each Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Smurfit WestRock Board.

Any Director who holds any executive office or performs services which in the opinion of the Smurfit WestRock Board makes special exertion for the benefit of Smurfit WestRock or are outside the scope of the ordinary duties of a Director, may be paid extra compensation, including fee, salary, commission or otherwise as the Smurfit WestRock Board may determine.

The Directors may also reimburse any Director for reasonable expenses incurred in attending and returning from meetings of the Smurfit WestRock Board, any committee of the Smurfit WestRock Board or general meetings or otherwise in connection with the business of Smurfit WestRock.

Any Director may be paid a retirement benefit of an amount and on such terms as determined by the Smurfit WestRock Board. The Smurfit WestRock Board may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the Directors or former Directors and grant pensions and allowances to those persons or their dependents either by periodic payment or a lump sum.

To the maximum extent permitted by applicable law, every present or former Director or officer of Smurfit WestRock will be indemnified by Smurfit WestRock against any loss or liability incurred by him or her by reason of being or having been such a Director or officer. The Smurfit WestRock Board may authorise the purchase or maintenance by Smurfit WestRock for any current or former director or officer of such insurance as is permitted by applicable law in respect of any liability which would otherwise attach to such current or former Director or officer.

Executive Directors

The Smurfit WestRock Board may appoint one or more Directors to be the holder of any executive office on such terms as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

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Size of the Board

The Irish Companies Act provides for a minimum of two directors. Smurfit WestRock’s articles of association provide that the number of Directors will be not less than two and not more than 21. At the Merger Effective Time, assuming eight individuals who are then members of the Smurfit Kappa Board and six directors of WestRock who are then members of the WestRock Board will become Directors of Smurfit WestRock, the Smurfit WestRock Board will consist of 14 members. The number of directors will be determined by the Smurfit WestRock Board.

Election and Classification of Directors

The Smurfit WestRock Constitution provides that one third of the Directors in office or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one third, shall retire from office at every annual general meeting. The Directors to retire at each annual general meeting shall be, firstly, those who wish to retire and note be re-appointed to office and, secondly, the Directors who have been longest in office since their last appointment. As between Directors of equal seniority, the Directors to retire shall, in the absence of agreement, be selected from among them by lot. Notwithstanding the foregoing, however, it is intended that Smurfit WestRock will in practice submit all of its Directors for annual re-election.

For uncontested elections, Irish law and the Smurfit WestRock Constitution provide for the election of directors by way of an ordinary resolution at a general meeting (under which directors are elected by a majority of the votes cast), which could result in the number of Directors falling below the prescribed minimum number of Directors due to the failure of nominees to be elected. If the number of Directors is reduced below the fixed minimum number, all retiring Directors who stood for re-election at that meeting are deemed to have been re-elected as Directors, provided that such retiring Directors (i) may only act for the purpose of filling an existing vacancy and may only perform duties as appropriate to maintain the company as a going concern and to comply with the company’s legal and regulatory obligations, and (ii) must convene, as soon as reasonably practicable, a general meeting of Smurfit WestRock for the purpose of appointing an additional Director or additional Directors to make up such minimum. For contested director elections, the Smurfit WestRock Constitution provides for the election of Directors by a plurality of the votes cast.

Removal of Directors; Vacancies

Under the Irish Companies Act, the shareholders may, by an ordinary resolution, remove a Director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the Director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the Director may have against Smurfit WestRock in respect of his or her removal.

Under the Smurfit WestRock Constitution, the Smurfit WestRock Board may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director. If the Smurfit WestRock Board fills a vacancy, the Director shall hold office until the next election of directors and until his or her successor shall be elected.

Directors’ Conflict of Interest

Under Irish law, each Director who has, directly or indirectly, a material interest of which he or she is aware in a transaction entered into or proposed to be entered into by Smurfit WestRock which to a material extent conflicts or may conflict with the interests of Smurfit WestRock, must disclose to Smurfit WestRock the nature and extent of his or her interest. Under the Smurfit WestRock Constitution, such Director may not cast a vote at a on any resolution concerning a matter in which he or she has (to his or her knowledge), directly or indirectly, an interest which is material or a duty which, in a material way, conflicts or may conflict with the interests of the Company. Such Director will also not count in the quorum present at a meeting in relation to any such resolution on which he or she is not entitled to vote.

Powers of Smurfit WestRock Directors

Subject to the provisions of Irish law, the Smurfit WestRock Constitution and any directions given by special resolution, the business of Smurfit WestRock is managed by the Smurfit WestRock Board, which can exercise all the powers of Smurfit WestRock.

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The Smurfit WestRock Board may delegate any of its powers to one Director, a board committee, or any person or persons. A Director, board committee, or person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Smurfit WestRock Board.

4.18	Dissolution; Rights Upon Liquidation

The rights of the Smurfit WestRock shareholders to a return of Smurfit WestRock’s assets in a liquidation or winding up, following the settlement of all claims of creditors, are prescribed in the Smurfit WestRock Constitution, or will be prescribed in the terms of any preference shares issued by the Directors from time to time. To the extent the Smurfit WestRock Constitution (or the terms of any preference shares issued by the Directors from time to time) do not contain specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to Smurfit WestRock Shareholders in proportion to the paid-up nominal value of the shares held. The Smurfit WestRock Constitution provides that the Smurfit WestRock Shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

It is anticipated that, on a return of assets, whether on liquidation or otherwise, the Series A Preference Shares will entitle the holder to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holders of any other shares. The holder of the Series A Preference Shares will not be entitled to any further participation in the assets or profits of Smurfit WestRock and will not be entitled to receive notice of, attend, speak or vote at any general meeting of Smurfit WestRock.

Deferred shares shall be entitled to participate in a liquidation or winding up provided that such entitlement shall be limited to the repayment of the amount paid up or credited as paid up on the deferred shares and shall be paid only after the holders of the Smurfit WestRock Shares shall have received payment in respect of such amount as is paid up or credited as paid up on the Smurfit WestRock Shares held by them at that time, plus the payment in cash of $5,000,000 on each such Smurfit WestRock Share.

4.19	Disclosure of Shareholding Ownership

Holders of beneficial interests in Smurfit WestRock shares must comply with the beneficial ownership disclosure obligations contained in Section 13(d) of the US Exchange Act and the rules promulgated thereunder.

In addition, Smurfit WestRock will be required to comply with the disclosure obligations under the Irish Companies Act, the DTRs and the Irish Takeover Rules. The disclosure obligations under the Irish Transparency Regulations will not apply to Smurfit WestRock.

In accordance with the Irish Companies Act, shareholders of Smurfit WestRock will be required to notify Smurfit WestRock of their shareholdings where the percentage of shares held in Smurfit WestRock reaches, exceeds or falls below 3%, and each 1% threshold thereafter.

Under the DTRs, shareholders of Smurfit WestRock will be required to notify Smurfit WestRock and the FCA of their shareholdings where the percentage of voting rights held in Smurfit WestRock reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%. Smurfit WestRock will then be required to make this information public.

In addition, following the announcement of an offer or potential offer, the disclosure requirements under the Irish Takeover Rules will apply.

Under the Smurfit WestRock Constitution, Smurfit WestRock may, by written notice, require any person whom Smurfit WestRock knows or has reasonable cause to believe to hold an interest in Smurfit WestRock shares or to have held an interest to confirm whether that is the case and give further information as to their interest as requested.

The Directors may serve any notice irrespective of whether or not the holder on whom it will be served may be dead, bankrupt, insolvent or otherwise incapacitated, and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same will be a satisfactory reason for failure to comply with the required notice. However, if the Directors think, in their absolute discretion, that waiver of compliance is necessary, they may waive compliance in whole or in part with any notice.

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4.20	Uncertificated Interests in Smurfit WestRock Shares

Smurfit WestRock Street Name Book-Entry Interests

In order for the Smurfit WestRock Shares to be directly listed on the NYSE they must be eligible for deposit and clearing through DTC, a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. DTC is an intermediated settlement system where the DTC Nominee is recorded on the Smurfit WestRock Register of Members as the holder of legal title to the uncertificated Smurfit WestRock Shares and trades in those shares are reflected by changes in DTC’s book-entry system, instead of through a change to the Smurfit WestRock Register of Members.

The DTC Nominee holds securities deposited by DTC Participants and facilitates post-trade settlement among DTC Participants of transactions in deposited securities through electronic computerised book-entry transfers between DTC Participants’ accounts. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is also available to intermediaries that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. Purchases of Smurfit WestRock Shares held through DTC must be made by or through a direct DTC Participant, which will receive a credit in respect of the Smurfit WestRock Shares on DTC’s records. The ownership interest of each actual purchaser of Smurfit WestRock Shares (i.e., the beneficial owner) is in turn to be recorded on the direct and indirect DTC Participants’ records (such interests, the “Smurfit WestRock Street Name Book-Entry Interests”).

Depositary Interests

Subject to Completion, applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listing securities.

In order to settle transactions on the LSE, interests in Smurfit WestRock Shares will need to be held as Depositary Interests. Smurfit WestRock Depositary Interests will be issued by the DI Depositary through CREST, however the Smurfit WestRock Shares underlying the Depositary Interests will be registered in the name of the DTC Nominee. DTC will credit the DI Custodian’s DTC Participant account with book-entry interests in respect of the Smurfit WestRock Shares to be represented by the Depositary Interests, and the DI Depositary will in turn create and issue Depositary Interests to the securities custody accounts of the relevant CREST Participants.

Depositary Interests provide the holder with ultimate beneficial ownership of the underlying ordinary shares of Smurfit WestRock. Following Completion, the legal title to these ordinary shares is held by Cede & Co., which is referred to herein as the DTC Nominee, holding the beneficial title to those Smurfit WestRock Shares on behalf of DI Holders.

Each Depositary Interest represents a beneficial interest in one Smurfit WestRock Share and, unlike Smurfit WestRock Shares, each Depositary Interest can be held, transferred and settled electronically through CREST, and will be used to settle Smurfit WestRock Shares traded electronically on the financial market operated by the LSE.

Differences between Smurfit WestRock Shares and Uncertificated Interests in Smurfit WestRock Shares

There are a number of differences between holding Depositary Interests or Smurfit WestRock Street Name Book-Entry Interests and Smurfit WestRock Shares. The major differences are that:

•	Shareholders who hold their interests in Smurfit WestRock Shares through either Depositary Interests or Smurfit WestRock Street Name Book-Entry Interests (“Uncertificated Interest Holders”) do not have legal title in the underlying Smurfit WestRock Shares to which the Depositary Interests relate (the chain of title in the Smurfit WestRock Shares underlying the interests is summarised above);

•	Uncertificated Interest Holders are not able to vote personally as shareholders at a meeting of Smurfit WestRock. Instead, Uncertificated Interest Holders are provided with a voting instruction form which will enable them to instruct, via an omnibus proxy arrangement, the DTC Nominee in relation to the exercise of voting rights. In addition, an Uncertificated Interest Holder is able to request the DTC Nominee to appoint the Uncertificated Interest Holders or a third party nominated by the Uncertificated Interest Holders as its proxy so that the proxy so appointed may exercise the votes attaching to the Smurfit WestRock Shares; and

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•	Uncertificated Interest Holders will not be directly entitled to certain other rights conferred on holders of Smurfit WestRock Shares, including the right to apply to an Irish court for an order on the grounds that the affairs of Smurfit WestRock are being conducted in a manner which is unfairly prejudicial to the interests of Smurfit WestRock Shareholders.

Alternatively, Uncertificated Interest Holders can convert their interests into Smurfit WestRock Shares in sufficient time before the relevant meeting, in which case they will be able to vote personally as shareholders of Smurfit WestRock.

5.	Approval of the Combination and the issue of the Smurfit WestRock Shares

At the Scheme Meeting to be held on 13 June 2024, Scheme Shareholders will be asked to approve the Scheme.

At the EGM to be held on 13 June 2024, Smurfit Kappa Shareholders will be asked to approve the following EGM Resolutions, which propose that: (i) the Combination be approved as a Class 1 Transaction and the Smurfit Kappa Board be authorised to take all steps as may be necessary, expedient or desirable to implement the Combination; (ii) the Scheme be approved; (iii) the listing of the ordinary shares of Smurfit Kappa on the premium listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time) be cancelled, the trading of the ordinary shares of Smurfit Kappa on the Main Market be cancelled, and the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and to trading on the Main Market be approved; and (iv) the adoption of the amended articles of association of Smurfit Kappa be approved. Smurfit Kappa Shareholders will also be asked to approve, on an advisory basis, that the reduction of the amount credited to the share premium account (or the amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the issuance of the Scheme Consideration and the Share Consideration pursuant to the Merger) of on an advisory basis, that the reduction of the share premium account of Smurfit WestRock resulting from (a) the issuance of Smurfit WestRock Shares pursuant to the Scheme and (b) a subscription for Smurfit WestRock Shares by Merger Sub prior to the Merger, in order to create distributable reserves of Smurfit WestRock be approved.

At a special meeting of WestRock Shareholders to be held on 13 June 2024 (the “WestRock Special Meeting”), WestRock Shareholders will be asked to approve the following resolutions: (i) to approve and adopt the Transaction Agreement; (ii) to approve compensation that will or may become payable by WestRock to its named executive officers in connection with the Combination; and (iii) approve, subject to Completion, the reduction of the amount credited to share premium account (or the amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the issuance of the Scheme Consideration and the Share Consideration pursuant to the Merger) of Smurfit WestRock resulting from (a) the issuance of Smurfit WestRock Shares pursuant to the Scheme and (b) a subscription for Smurfit WestRock Shares by Merger Sub prior to the Merger, in order to create distributable reserves of Smurfit WestRock.

Prior to Completion, the Smurfit WestRock Board will resolve to approve the allotment and issuance of the Scheme Consideration in accordance with the Smurfit Kappa Share Exchange and the Share Consideration in accordance with the Merger.

6.	Smurfit WestRock authorities pending its first annual general meeting following Completion

Prior to Completion, it is expected that customary shareholder resolutions of the Company’s sole shareholder (Matsack Nominees) will be sought, authorising the Smurfit WestRock Board:

•	To allot and issue the Smurfit WestRock Shares up to an aggregate nominal value amount which will represent a certain percentage of the issued share capital of Smurfit WestRock (excluding treasury shares).

•	To disapply statutory pre-emption rights on the issuance of Smurfit WestRock Shares.

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•	To allow Smurfit WestRock, or any subsidiary thereof, to purchase any of the Smurfit WestRock Shares and to set the price at which treasury shares of Smurfit WestRock may be re-issued.

The authorities conferred will remain in place until Smurfit WestRock’s first annual general meeting following Completion, unless previously renewed, revoked or varied.

Following Completion, at the first annual general meeting of Smurfit WestRock post Completion, it is expected that the Smurfit WestRock Board will seek general shareholder authority for the disapplication of pre-emption rights in a manner consistent with market practice for Irish companies with domestic issuer status in the United States, which currently envisages an annual authority of up to 20% of issued share capital. It is expected that this authority will be submitted to shareholders on an annual basis.

7.	Mandatory takeover bids, squeeze-out and sell-out rules

7.1	Irish Rules

Mandatory Bids

As an Irish incorporated company with shares to be admitted to listing on the NYSE and to be admitted to the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, expected to be admitted to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder) and to trading on the LSE’s main market for listed securities, the Irish Takeover Panel will monitor and supervise a takeover bid for Smurfit WestRock. The Irish Takeover Rules regulate acquisitions of Smurfit WestRock’s securities.

Rule 5 of the Irish Takeover Rules prohibits the acquisition of securities or rights over securities in a company, in respect of which the Irish Takeover Panel has jurisdiction to supervise, if the aggregate voting rights carried by the resulting holding of securities and by the securities the subject of such rights, if any, would amount to 30% or more of the voting rights of that company. If a person holds securities or rights over securities which in the aggregate carry 30% or more of the voting rights, that person is also prohibited from acquiring securities carrying 0.05% or more of the voting rights, or rights over such securities, in a 12 month period. Acquisitions by and holdings of concert parties must be aggregated. The prohibition does not apply to some purchases, including purchases of securities or rights over securities by a single holder of securities (including persons regarded as such under the Irish Takeover Rules) who already holds securities, or rights over securities, which represent in excess of 50% of the voting rights.

Rule 9 of the Irish Takeover Rules provides that where a person acquires transferable securities which, when taken together with transferable securities held by concert parties, amount to 30% or more of the voting rights of a company, that person is required under Rule 9 to make a general offer—a “mandatory offer”—to the holders of each class of transferable, voting securities of the company to acquire their securities. The obligation to make a Rule 9 mandatory offer is also imposed on a person (or persons acting in concert) who holds securities conferring 30% or more of the voting rights in a company and who increases that stake by 0.05% or more in any 12 month period. Again, a single holder of securities (including persons regarded as such under the Irish Takeover Rules) who holds securities conferring in excess of 50% of the voting rights in a company may purchase additional securities without incurring an obligation to make a Rule 9 mandatory offer.

Substantial Acquisition Rules

The Irish Takeover Panel Act 1997, Substantial Acquisition Rules, 2022 (the “Substantial Acquisition Rules”) are designed to restrict the speed at which a person may increase a holding of voting securities (or rights over such securities) of a company which is subject to the Irish Takeover Rules. The Substantial Acquisition Rules prohibit the acquisition by any person (or persons acting in concert with that person) of shares or rights in shares carrying 10% or more of the voting rights in an issuer within a period of seven calendar days if that acquisition would take that person’s holding of voting rights to 15% or more but less than 30% of the voting rights in the issuer.

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Takeover Offer

In the case of a takeover offer for Smurfit WestRock, where an offeror has acquired or agreed to acquire not less than 80% of Smurfit WestRock Shares (or relevant class of Smurfit WestRock’s shares) to which the offer relates, the bidder may require any non-accepting shareholders to sell and transfer their shares of the same class on the terms of the offer. In such circumstances, a non-accepting Smurfit WestRock Shareholder has the right to apply to the Irish High Court for an order permitting him, or her, to retain his, or her, shares or to vary the terms of the offer as they pertain to him or her (including a variation such as to require payment of a cash consideration). In the case of a takeover offer for Smurfit WestRock, where a bidder has acquired or contracted to acquire not less than 80% of the Smurfit WestRock Shares (or relevant class of Smurfit WestRock shares) to which the offer relates, the bidder may, under Irish law, require any non-accepting Smurfit WestRock Shareholders to sell and transfer their Smurfit WestRock shares of the same class on the terms of the offer. In such circumstances, a non-accepting shareholder has the right to apply to the Irish High Court for an order permitting him, or her, to retain his, or her, shares or to vary the terms of the offer as they pertain to him or her (including a variation such as to require payment of a cash consideration).

7.2	US Rules

Because the Smurfit WestRock Shares will be registered with the US SEC under the US Exchange Act in connection with the closing of the Combination, any tender offer for the Smurfit WestRock Shares will need to comply with the US tender offer rules set out in Sections 14(d) and 14(e) of the US Exchange Act and Regulations 14D and 14E thereunder. The principal US tender offer rules relate to, among other things: (1) the initial offer period remaining open for acceptances for a period of at least 20 US business days following commencement; (2) the extension of withdrawal rights to Smurfit WestRock Shareholders in certain circumstances; (3) application of the all-holder and best-price rules (which together require that all Smurfit WestRock Shareholders receive the same/highest price offered for Smurfit WestRock Shares); (4) prompt payment of consideration; and (5) restrictions on a bidder’s ability to acquire Smurfit WestRock Shares outside of the tender offer.

8.	Service contracts and letters of appointment of the Proposed Directors

8.1	Proposed Directors’ service contracts (Executive Directors)

It is expected that Smurfit WestRock or a subsidiary thereof will enter into a service contract with the Proposed Executive Directors effective upon Completion. Set forth below is a description of the material terms of each expected service contract.

Service Contract with Mr. Smurfit

Mr. Smurfit will serve as President and Group Chief Executive Officer of Smurfit WestRock and will receive an annual base salary of €1,387,040, subject to annual review by Smurfit WestRock’s Compensation Committee, and, starting with calendar year 2025, a target annual bonus opportunity of 175% of annual base salary. For calendar year 2024, Mr. Smurfit will be eligible to receive a prorated annual bonus with respect to the portion of the 2024 financial year of Smurfit Kappa that has elapsed prior to Completion based on actual performance, as well as a prorated annual bonus for the remainder of the 2024 calendar year with the same target annual bonus opportunity that applies for 2025. Mr. Smurfit will also be eligible to receive annual equity awards, which are expected to have a target aggregate grant date fair value of $11,250,000 in respect of 2025. See the section below entitled “—Smurfit WestRock 2024 Long-Term Incentive Plan” for a description of the plan under which equity awards are intended to be granted.

Mr. Smurfit will be eligible to participate in all health, welfare and other benefits programmes applicable to executives in the relevant regions. Mr. Smurfit will be entitled to a cash allowance in lieu of employer’s pension contribution at a rate of 10% of basic salary. He will also be provided with a car benefit and Smurfit WestRock will cover the cost of up to two club memberships of Mr. Smurfit’s choice (provided that the selection of the clubs is subject to approval by the Smurfit WestRock Board).

Mr. Smurfit’s service contract will be terminable on not less than 12 months’ notice by either party. The employer will be entitled to terminate Mr. Smurfit’s employment by making a payment in lieu of notice (“PILON”) equal to the basic salary only that would have been due during the notice period. The payment in lieu may be paid in equal monthly instalments until the end of the period to which PILON is made. Mr. Smurfit may also be placed on garden leave for some or all of his notice period, during which he shall continue to receive basic salary and contractual benefits (excluding bonuses).

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Mr. Smurfit will also be eligible to participate in Smurfit WestRock’s Executive Severance Plan, as in effect from time to time and subject to the terms and conditions of such plan. Pursuant to the terms of the Executive Severance Plan, any notice or PILON provided under the service contract will reduce ratably the severance benefits provided under the Executive Severance Plan. See the section below entitled “—Executive Severance Plan” for further details.

The employer will be entitled to summarily dismiss Mr. Smurfit in certain circumstances, as set out in his service contract and subject to applicable law.

Mr. Smurfit will be subject to confidentiality and intellectual property obligations both during employment and on the termination of employment. He will also be subject to non-competition, non-solicitation and non-dealing restrictive covenants for a period of 12 months after the termination of his employment (reduced by any period of garden leave to which Mr. Smurfit is subject to on the termination of his employment).

Service Contract with Mr. Bowles

Mr. Bowles will serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock and will receive an annual base salary of €878,458, subject to annual review by Smurfit WestRock’s Compensation Committee, and, starting with calendar year 2025, a target annual bonus opportunity of 125% of annual base salary. For calendar year 2024, Mr. Bowles will be eligible to receive a prorated annual bonus with respect to the portion of the 2024 financial year of Smurfit Kappa that has elapsed prior to Completion based on actual performance, as well as a prorated annual bonus for the remainder of the 2024 calendar year with the same target annual bonus opportunity that applies for 2025. Mr. Bowles will also be eligible to receive annual equity awards, which are expected to have a target aggregate grant date fair value of $3,250,000 in respect of 2025. See the section below entitled “—Smurfit WestRock 2024 Long-Term Incentive Plan” for a description of the plan under which equity awards are intended to be granted.

Mr. Bowles will be eligible to participate in all health, welfare and other benefits programmes applicable to executives in the relevant regions. Mr. Bowles will be entitled to a cash allowance in lieu of employer’s pension contribution at a rate of 10% of basic salary. He will also be provided with a car benefit and Smurfit WestRock will cover the cost of membership of two clubs of Mr. Bowles’ choice (provided that the selection of the clubs is subject to approval by the Smurfit WestRock Board).

Mr. Bowles’ service contract will be terminable on not less than 12 months’ notice by either party. The employer will be entitled to terminate Mr. Bowles’ employment by making a PILON equal to the basic salary only that would have been due during the notice period. The payment in lieu may be paid in equal monthly instalments until the end of the period to which PILON is made. Mr. Bowles can be placed on garden leave for some or all of his notice period, during which he shall continue to receive basic salary and contractual benefits (excluding bonuses).

Mr. Bowles will also be eligible to participate in Smurfit WestRock’s Executive Severance Plan, as in effect from time to time and subject to the terms and conditions of such plan. Pursuant to the terms of the Executive Severance Plan, any notice or PILON provided under the service contract will reduce ratably the severance benefits provided under the Executive Severance Plan. See the section below entitled “—Executive Severance Plan” for further details.

The employer will be entitled to summarily dismiss Mr. Bowles in certain circumstances, as set out in his service contract and subject to the applicable law.

Mr. Bowles will be subject to confidentiality and intellectual property obligations both during employment and on the termination of employment. He will also be subject to non-competition, non-solicitation and non-dealing restrictive covenants for a period of 12 months after the termination of his employment (reduced by any period of garden leave to which Mr. Bowles is subject to on the termination of his employment).

Smurfit Kappa has entered into a retention bonus arrangement with Mr. Bowles whereby Smurfit Kappa will procure the payment to Mr. Bowles of a gross amount equal to €1,135,686, representing 18 months of his base salary at Smurfit Kappa, within 30 days of the date which is the six month anniversary of the date of Completion provided that he remains in employment with the Combined Group on that date and subject to the satisfactory performance of his role. The arrangement provides that if Mr. Bowles’ employment is terminated prior to the retention bonus payment date for reasons other than misconduct, payment of the retention bonus will be paid promptly following the termination date. If Mr. Bowles resigns or is terminated for misconduct prior to the retention bonus payment date, he will not receive a retention bonus payment.

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Executive Severance Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt an Executive Severance Plan effective upon Completion. The material terms of the plan, which is subject to review and approval by Smurfit WestRock’s Compensation Committee, are summarised below. The summary does not contain all information about the Executive Severance Plan.

The eligible participants under the Executive Severance Plan will include (but not be limited to) the Proposed Executive Directors.

Pursuant to the Executive Severance Plan, an eligible executive whose employment is terminated without cause at any time other than on or within the two years following a change in control of Smurfit WestRock, would be entitled to receive (subject to the executive’s execution of a release of claims in favour of Smurfit WestRock and continuing compliance with applicable restrictive covenants):

•	a specified multiple of the sum of the executive’s annual base salary and target annual bonus, with such multiple equal to 2x (for Mr. Smurfit) or 1.5x (for Mr. Bowles);

•	a prorated target annual bonus for the year of termination (the “Prorated Bonus”); and

•	a healthcare coverage subsidy payment generally equal to the applicable premium cost for the number of years equal to the applicable severance multiple (the “Healthcare Continuation Benefit”).

Pursuant to the Executive Severance Plan, any eligible executive whose employment is terminated without cause or who resigns for good reason on, or within the two years following, a change in control of Smurfit WestRock, would be entitled to receive (subject to the executive’s execution of a release of claims in favour of Smurfit WestRock and continuing compliance with applicable restrictive covenants):

•	a specified multiple of the sum of annual base salary and target annual bonus, with such multiple equal to 3x (for Mr. Smurfit) or 2x (for Mr. Bowles);

•	the Prorated Bonus; and

•	the Healthcare Continuation Benefit.

The Executive Severance Plan is expected to provide that, with respect to eligible participants who are US taxpayers, in the event that the payments and benefits to an eligible executive in connection with a change in control, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the Code, the executive will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the executive.

Any notice, PILON, severance or other termination payments or benefits required by applicable law or local service contract for an eligible executive will reduce ratably the severance benefits provided under the Executive Severance Plan. Conversely, if such local notice, payments or benefits is more favourable to the executive than the severance benefits provided under the Executive Severance Plan, then the executive will receive the local notice, payments or benefits and will not receive the severance benefits provided under the Executive Severance Plan.

8.2	Proposed Directors’ letters of appointment (Non-Executive Directors)

In line with market practice for companies with domestic issuer status in the United States, the Proposed Non-Executive Directors will not enter into formal letters of appointment. See the section below entitled “Non-Employee Director Compensation Programme” for details of the proposed compensation programme for the Non-Executive Directors.

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8.3	Benefits upon termination of employment

Save as disclosed in this Part 14 (Additional Information), none of the Proposed Directors’ service contracts with members of the Combined Group provide for benefits upon termination of employment.

9.	Current Directors’, Proposed Directors’ and Proposed Executive Officers’ interests in Smurfit WestRock securities

As at the Latest Practicable Date, none of the Current Directors, Proposed Directors and Proposed Executive Officers (and their connected persons within the meaning of Section 252 of the UK Companies Act 2006 (as amended) (the “UK Companies Act”)) hold any interest in the issued share capital of the Company.

Set out below are the interests of the Current Directors, Proposed Directors and Proposed Executive Officers (and their connected persons within the meaning of Section 252 of the UK Companies Act), as are expected to subsist immediately following Completion, based on the assumption that the last known holdings of such persons in Smurfit Kappa or WestRock (as applicable) as at the Latest Practicable Date do not change and the relevant indicative Combination statistics set out in Part 5 (Indicative Combination Statistics).

Name	Known number of Smurfit Kappa Shares as at Latest Practicable Date		Known number of WestRock Shares as at Latest Practicable Date(1)	Anticipated number of Smurfit WestRock Shares to be received pursuant to the Combination(2)(3)
Irial Finan	30,209		-	30,209
Anthony Smurfit	1,493,878		-	1,493,878
Ken Bowles	111,458		-	111,458
Carol Fairweather	3,000		-	3,000
Mary Lynn Ferguson-McHugh	-		-	-
Kaisa Hietala	1,471		-	1,471
Lourdes Melgar	-		-	-
Jørgen Buhl Rasmussen	6,146		-	6,146
Colleen F. Arnold	-		22,483	26,651
Timothy J. Bernlohr	-		45,666	49,834
Terrell K. Crews	-		45,523	49,691
Suzan F. Harrison	-		16,336	20,504
Dmitri L. Stockton	-		6,781	10,949
Alan D. Wilson	-		50,056	54,875
Laurent Sellier	64,855	(4)	-	64,855
Saverio Mayer	174,911		-	174,911
Jairo Lorenzatto	-		1,341	1,341
Total	1,885,928		188,186	2,086,618

Notes:

(1)	Includes, in respect of the WestRock Designees, 77,088 WestRock Shares subject to vested and deferred WestRock Director RSU Awards but excludes 25,659 WestRock Shares subject to unvested WestRock Director RSU Awards that will vest immediately prior to the Merger Effective Time.
(2)	Figures are indicative only and such persons’ interests in Smurfit WestRock Shares as at Completion may differ from the interests set out in this table.
(3)	Includes, in respect of the WestRock Designees, 25,659 WestRock Shares subject to unvested WestRock Director RSU Awards that will vest immediately prior to the Merger Effective Time and 77,088 WestRock Shares subject to vested and deferred WestRock Director RSU Awards.
(4)	Laurent Sellier’s holding is inclusive of an indirect interest in 3,188 Smurfit Kappa Shares held by a connected person.

As described in Part 7 (Summary of the Key Terms of the Transaction Agreement), in accordance with the Transaction Agreement, certain options and awards under the Smurfit Kappa Equity Plans and the WestRock Equity Plans will be converted on Completion into interests in relation to, or options or awards over, Smurfit WestRock Shares, including for the benefit of the Current Directors, Proposed Directors and Proposed Executive Officers.

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Smurfit Kappa

As at the Latest Practicable Date, Anthony Smurfit, Ken Bowles, Laurent Sellier and Saverio Mayer held the following outstanding awards over Smurfit Kappa Shares under the Smurfit Kappa Equity Plans:

Name	Share Plan	Date of Grant	Market Price on Grant Date	Share Awards Granted(1)	Deferral / Performance Period(2)
Anthony Smurfit	DBP(4)	27 March 2020	33.91	1,746(3)	01/01–2020 – 31/12/2022
	DBP(4)	28 March 2022	46.81	17,779	01/01/2022 – 31/12/2024
	DBP(4)	22 September 2023	36.32	23,049	01/01/2023 – 31/12/2025
	DBP(4)	14 March 2024	37.84	21,304	01/01/2024 – 31/12/2026
	PSP(5)	28 March 2022	40.49	70,384	01/01/2022 – 31/12/2024
	PSP(5)	22 September 2023	32.28	91,816	01/01/2023 – 31/12/2025
	PSP(5)	14 March 2024	40.20	76,676	01/01/2024 – 31/12/2026
Ken Bowles	DBP(4)	27 March 2020	33.91	980(3)	01/01–2020 - 31/12/2022
	DBP(4)	28 March 2022	46.81	10,836	01/01/2022 – 31/12/2024
	DBP(4)	22 September 2023	36.32	14,154	01/01/2023 – 31/12/2025
	DBP(4)	14 March 2024	37.84	13,082	01/01/2024 – 31/12/2026
	PSP(5)	28 March 2022	40.49	35,441	01/01/2022 – 31/12/2024
	PSP(5)	22 September 2023	32.28	46,233	01/01/2023 – 31/12/2025
	PSP(5)	14 March 2024	40.20	38,610	01/01/2024 – 31/12/2026
Laurent Sellier	DBP(4)	28 March 2022	46.81	6,946	01/01/2022 – 31/12/2024
	DBP(4)	22 September 2023	36.32	9,806	01/01/2023 – 31/12/2025
	DBP(4)	14 March 2024	37.84	8,999	01/01/2024 – 31/12/2026
	PSP(5)	28 March 2022	40.49	23,234	01/01/2022 – 31/12/2024
	PSP(5)	22 September 2023	32.28	34,620	01/01/2023 – 31/12/2025
	PSP(5)	14 March 2024	40.20	28,285	01/01/2024 – 31/12/2026
Saverio Mayer	DBP(4)	28 March 2022	46.81	9,462	01/01/2022 – 31/12/2024
	DBP(4)	22 September 2023	36.32	12,288	01/01/2023 – 31/12/2025
	DBP(4)	14 March 2024	37.84	10,907	01/01/2024 – 31/12/2026
	PSP(5)	28 March 2022	40.49	28,079	01/01/2022 – 31/12/2024
	PSP(5)	22 September 2023	32.28	40,700	01/01/2023 – 31/12/2025
	PSP(5)	14 March 2024	40.20	33,989	01/01/2024 – 31/12/2026

Notes:

(1)	PSP awards are eligible to accrue dividend equivalents during the performance period.
(2)	Anthony Smurfit’s and Ken Bowles’ PSP awards (post-tax) are subject to a two-year holding period post-vesting. Laurent Sellier’s and Saverio Mayer’s awards (post-tax) are subject to a holding period, with each 1/3 of an award released at vesting at the first and second anniversaries of vesting.
(3)	The 2020 DBP award of Smurfit Kappa’s Executive Directors was subject to an underpin and, as such, 10% of the award has been withheld and is yet to vest.
(4)	Refers to the Smurfit Kappa Group plc 2018 Deferred Bonus Plan. All awards are in the form of conditional awards.
(5)	Refers to the Smurfit Kappa Group plc 2018 Performance Share Plan. All awards are in the form of conditional awards.

Other than as set out above, none of the Current Directors, Proposed Directors and Proposed Executive Officers held any outstanding awards over Smurfit Kappa Shares under the Smurfit Kappa Equity Plans.

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WestRock

As at the Latest Practicable Date, Colleen F. Arnold, Timothy J. Bernlohr, Terrell K. Crews, Suzan F. Harrison, Dmitri L. Stockton, Alan D. Wilson and Jairo Lorenzatto held the following outstanding awards over WestRock Shares under the WestRock Equity Plans:

Name	Share Plan	Date of Grant	Market Price on Grant Date	Share Awards Held(5)	Vesting Period
Colleen F. Arnold	WestRock 2016 Plan(1)	31 January 2019(4)	$40.71	3,912	1 year
	WestRock 2016 Plan(1)	31 January 2020(4)	$39.00	4,608	1 year
	WestRock 2020 Plan(2)	29 January 2021(4)	$41.43	4,205	1 year
	WestRock 2020 Plan(2)	7 February 2022(4)	$45.29	3,777	1 year
	WestRock 2016 Plan(1)	3 February 2023(4)	$34.89	4,784	1 year
	WestRock 2016 Plan(1)	5 February 2024	$38.66	4,168	1 year
Timothy J. Bernlohr	WestRock 2016 Plan(1)	5 February 2024	$38.66	4,168	1 year
Terrell K. Crews	WestRock 2016 Plan(1)	5 February 2024	$38.66	4,168	1 year
Suzan F. Harrison	WestRock 2016 Plan(1)	5 February 2024	$38.66	4,168	1 year
Dmitri L. Stockton	WestRock 2020 Plan(2)	29 July 2022(4)	$42.36	1,997	1 year
	WestRock 2016 Plan(1)	3 February 2023(4)	$34.89	4,784	1 year
	WestRock 2016 Plan(1)	5 February 2024	$38.66	4,168	1 year
Alan D. Wilson	WestRock 2016 Plan(1)	2 February 2016(4)	$33.36	5,678	1 year
	WestRock 2016 Plan(1)	27 January 2017(4)	$53.91	3,021	1 year
	WestRock 2016 Plan(1)	2 February 2018(4)	$67.24	2,443	1 year
	WestRock 2016 Plan(1)	31 January 2019(4)	$40.71	3,912	1 year
	WestRock 2016 Plan(1)	31 January 2020(4)	$39.00	4,608	1 year
	WestRock 2020 Plan(2)	29 January 2021(4)	$41.43	4,205	1 year
	WestRock 2020 Plan(2)	7 February 2022(4)	$45.29	4,367	1 year
	WestRock 2016 Plan(1)	3 February 2023(4)	$34.89	5,532	1 year
	WestRock 2016 Plan(1)	5 February 2024	$38.66	4,819	1 year
	MWV 2005 Plan(3)	N/A	N/A	15,255	N/A
Jairo Lorenzatto	WestRock 2020 Plan(2)	7 February 2022	$45.29	1,021(6)	3 years
	WestRock 2020 Plan(2)	7 February 2022	$45.29	1,021(6)	3 years
	WestRock 2020 Plan(2)	7 February 2022	$45.29	682(7)	3 annual instalments
	WestRock 2020 Plan(2)	3 February 2023	$34.89	720(6)	3 years
	WestRock 2020 Plan(2)	3 February 2023	$34.89	2,884(6)	3 years
	WestRock 2020 Plan(2)	3 February 2023	$34.89	1,805(6)	3 years
	WestRock 2020 Plan(2)	3 February 2023	$34.89	1,203(7)	3 annual instalments
	WestRock 2020 Plan(2)	1 June 2023	$27.52	1,101(7)	3 annual instalments
	WestRock 2020 Plan(2)	5 February 2024	$38.66	1,938(6)	3 years
	WestRock 2020 Plan(2)	5 February 2024	$38.66	3,101(6)	3 years
	WestRock 2020 Plan(2)	5 February 2024	$38.66	775(6)	3 years
	WestRock 2020 Plan(2)	5 February 2024	$38.66	1,938(7)	3 annual instalments

Notes:

(1)	Refers to the WestRock 2016 Plan. All awards are in the form of restricted stock units (or, for awards that are deferred and vested, deferred share units) and are eligible to accrue dividend equivalent units.
(2)	Refers to the WestRock 2020 Plan. All awards are in the form of restricted stock units (or, for awards that are deferred and vested, deferred share units) and are eligible to accrue dividend equivalent units.
(3)	Refers to the MWV 2005 Plan. The outstanding award represents a phantom stock award that was originally granted under the MWV 2005 Plan and continues to accrue dividend equivalent units.
(4)	Represent awards of restricted stock units that have been deferred. Pursuant to the applicable deferred compensation plan of WestRock, shares subject to these awards will be distributed following the end of the calendar quarter in which the individual separates from service on the Smurfit WestRock Board or, to the extent any such awards were deferred pursuant to the legacy MeadWestvaco deferred compensation plan, shares subject to the awards will be distributed in accordance with the terms of that legacy plan and any applicable participant election thereunder.
(5)	Rounded to the nearest share and, for all awards under the WestRock 2016 Plan and WestRock 2020 Plan, inclusive of dividend equivalent units.
(6)	Represent awards of restricted stock units that are currently subject to performance-based conditions, assuming that the number of WestRock Shares subject to such outstanding awards are measured at target. These awards vest at the end of the applicable three-year performance period.
(7)	Represent the number of WestRock Shares in respect of the currently unvested portion of the restricted stock unit awards. These awards vest in approximately equal instalments on the first, second and third anniversaries of the grant date.

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Other than as set out above, none of the Current Directors, Proposed Directors and Proposed Executive Officers held any outstanding awards over WestRock Shares under the WestRock Equity Plans.

10.	Current Directors, Proposed Directors’ and Proposed Executive Officers’ past remuneration

10.1	The Company

As at the Latest Practicable Date, none of the Current Directors, Proposed Directors and Proposed Executive Officers have received any remuneration (including contingent or deferred compensation) or benefits in kind for services in all capacities to the Company.

10.2	Smurfit Kappa

In addition to the awards disclosed in paragraph 13.2 (Share plans of the Combined Group—Smurfit Kappa) of this Part 14 (Additional Information), the amount of remuneration paid (including any contingent or deferred compensation) and benefits in kind granted to the Proposed Directors for services in all capacities to Smurfit Kappa (including subsidiaries of Smurfit Kappa where applicable) by any person for the financial year ended 31 December 2023 was as follows:

Name	Position(1)	Basic Salary / Fees (as applicable)(2) (€’000)	Annual Cash Bonus (€’000)	Annual Bonus Deferred Shares (€’000)	Pension (€’000)	Other benefits (€’000)	Total LTIP (€’000)(3)	Total Remuneration (€’000)
Irial Finan	Chair	364	-	-	-	-	-	364
Anthony Smurfit	Group Chief Executive Officer	1,186	806	806	119	4	1,803	4,724
Ken Bowles	Group Chief Financial Officer	728	495	495	73	29	870	2,690
Carol Fairweather	Non-Executive Director	135	-	-	-	-	-	135
Mary Lynn Ferguson-McHugh	Non-Executive Director	94	-	-	-	-	-	94
Kaisa Hietala	Non-Executive Director	135	-	-	-	-	-	135
Lourdes Melgar	Non-Executive Director	94	-	-	-	-	-	94
Jørgen Buhl Rasmussen	Non-Executive Director	135	-	-	-	-	-	135

Notes:

(1)	Titles in the table reflect positions with Smurfit Kappa during the financial year ended 31 December 2023.

(2)	The Executive Directors receive a basic salary whereas the Non-executive Directors and the Chair receive fees.

(3)	This represents conditional share awards granted under the Smurfit Kappa’s 2018 Performance Share Plan in 2021 (‘the 2021 PSP award’) which vested in February 2024 with an outcome of 64.44% of the maximum as a result of the achievement of the relevant performance targets in the three-year period ended 31 December 2023. The market price at date of distribution was €37.39. The 2021 PSP award (post-tax) is subject to a two-year holding period post-vesting.

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WestRock

In addition to the awards disclosed in paragraph 13.3 (Share plans of the Combined Group—WestRock) of this Part 14 (Additional Information), the amount of remuneration paid (including any contingent or deferred compensation) and benefits in kind granted to the Proposed Directors for services in all capacities to WestRock (including subsidiaries of WestRock where applicable) by any person for the financial year ended 30 September 2023 was as follows:

Name	Position(1)	Annual Salary / Fees ($’000)	Annual Bonus ($’000)	Other benefits ($’000)	WestRock Equity Plans ($’000)	Total ($’000)
Colleen F. Arnold	Non-Executive Director	132.5	–	–	160.006	292.506
Timothy J. Bernlohr	Non-Executive Director	135.0	–	–	160.006	295.006
Terrell K. Crews	Non-Executive Director	135.0	–	–	160.006	295.006
Suzan F. Harrison	Non-Executive Director	115.0	–	–	160.006	275.006
Dmitri L. Stockton	Non-Executive Director	115.0	–	–	160.006	275.006
Alan D. Wilson	Non-Executive Director	215.0	–	–	185.022	400.022

Note:

(1)	Titles in the table reflect positions with WestRock during the financial year ended 30 September 2023.

10.3	Combined Group Pension Schemes

The Company

As at the Latest Practicable Date, no amounts have been set aside or accrued by the Company to provide pension, retirement or similar benefits to the Current Directors in all capacities to the Company.

Smurfit Kappa

As at the Latest Practicable Date, no amounts have been set aside or accrued by Smurfit Kappa to provide pension, retirement or similar benefits to the Proposed Directors for services in all capacities to Smurfit Kappa.

WestRock

As at the Latest Practicable Date, no amounts have been set aside or accrued by WestRock to provide pension, retirement or similar benefits to the Proposed Directors for services in all capacities to WestRock.

11.	Employees of the Combined Group

Smurfit Kappa

For information on the average number of employees of Smurfit Kappa during the financial years ended 31 December 2023, 2022 and 2021, see the paragraph entitled “Employees” in Section B (Information on Smurfit Kappa) of Part 8 (Information on the Combined Group).

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11.1	WestRock

For information on the number of employees of WestRock as at 30 September 2023, 2022 and 2021, see the paragraph entitled “Employees” in Section C (Information on WestRock) of Part 8 (Information on the Combined Group).

12.	Expected Smurfit WestRock Executive Compensation

As disclosed elsewhere in this Prospectus, after Completion, Smurfit Kappa’s current Group Chief Executive Officer, Anthony Smurfit, will serve as President and Group Chief Executive Officer of Smurfit WestRock, and Smurfit Kappa’s current Group Chief Financial Officer, Ken Bowles, will serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock. Laurent Sellier will serve as President and Chief Executive Officer North America (including Mexico), Saverio Mayer will serve as President and Chief Executive Officer Europe, MEA and APAC and Jairo Lorenzatto will serve as President and Chief Executive Officer LATAM.

This section discusses certain compensation arrangements that are expected to apply to the Proposed Executive Officers of Smurfit WestRock after Completion. The executive compensation programme remains subject to review and approval by Smurfit WestRock’s Compensation Committee after Completion.

Executive Compensation Elements

It is expected that Smurfit WestRock’s executive compensation programme will include three principal elements: (i) annual base salary, (ii) annual short-term incentive, and (iii) annual long-term incentive.

Annual Base Salary

Annual base salary provides a fixed incentive that corresponds to an executive’s experience and job scope. The expected initial annual base salary of each of the Proposed Executive Officers will be as set forth in the table below.

Executive Officer	Annual Base Salary(1)	Annual Base Salary ($)[2]
Anthony Smurfit – President and Group Chief Executive Officer	€1,387,040	$1,500,000
Ken Bowles – Executive Vice President and Group Chief Financial Officer	€878,458	$950,000
Laurent Sellier – President and Chief Executive Officer, North America (including Mexico)	$900,000	$900,000
Saverio Mayer – President and Chief Executive Officer, Europe, MEA and APAC	€762,872	$825,000
Jairo Lorenzatto – President and Chief Executive Officer, LATAM	$500,000	$500,000

Notes:

(1)	Reflects annual base salary in the currency in which it will be paid, as set forth in the applicable service contract or offer letter and summarised below.

(2)	For illustrative purposes and in order to create a consistent presentation, reflects the base salary amounts in US dollars, with conversion from euros (for those executives who will be paid in euros) based on an exchange rate of 1.08144, which represents the average daily exchange rate for 2023 (as reported in Bloomberg).

Annual Short-Term Incentive Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt an annual short-term incentive plan effective upon Completion. The material terms of the plan, which is subject to review and approval by Smurfit WestRock’s Compensation Committee, are summarised below. The summary does not contain all information about the annual short-term incentive plan.

The eligible participants under the annual short-term incentive plan would include Smurfit WestRock executive officers. Pursuant to the annual short-term incentive plan, each executive officer will be eligible for a bonus payable based on the achievement of performance goals established by Smurfit WestRock’s Compensation Committee based on financial, operational, strategic and sustainability performance, individual performance and/or such other measures as may be determined at the discretion of the Compensation Committee. The performance period under the plan will be Smurfit WestRock’s financial year, unless otherwise designated by the Compensation Committee. Each bonus paid under the plan will be in the form of cash. Upon a change in control, the plan would terminate and each eligible participant would be entitled to a prorated bonus based on the number of days elapsed in the performance period through the change in control and with performance deemed achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the change in control.

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Each executive officer is expected to be eligible to participate in an annual short-term incentive programme. The table below reflects the initial target annual short-term incentive opportunity of each executive officer, which opportunity is expected to apply on a prorated basis for the portion of Smurfit WestRock’s financial year 2024 that follows Completion. The performance metrics and related targets for the short-term incentive programme are subject to review and approval by Smurfit WestRock’s Compensation Committee following Completion. Each earned annual short-term incentive award will be paid in the form of cash.

Executive Officer	Annual Base Salary ($)(1)	Target Short-Term Incentive Opportunity (%)	Target Short-Term Incentive Opportunity ($)
Anthony Smurfit – President and Group Chief Executive Officer	$1,500,000	175%	$2,625,000
Ken Bowles – Executive Vice President and Group Chief Financial Officer	$950,000	125%	$1,187,500
Laurent Sellier – President and Chief Executive Officer, North America (including Mexico)	$900,000	75%	$675,000
Saverio Mayer – President and Chief Executive Officer, Europe, MEA and APAC	$825,000	75%	$618,750
Jairo Lorenzatto – President and Chief Executive Officer, LATAM	$500,000	75%	$375,000

Note:

(1)	For illustrative purposes and in order to create a consistent presentation, reflects the base salary amounts in US dollars, with conversion from euros (for those executives who will be paid in euros) based on an exchange rate of 1.08144, which represents the average daily exchange rate for 2023 (as reported in Bloomberg).

Annual Long-Term Incentive Awards

It is expected that Smurfit WestRock will, prior to Completion, adopt a long-term incentive plan which is expected to be called the Smurfit WestRock 2024 Long-Term Incentive Plan, effective upon Completion. See paragraph 13.1 (Share plans of the Combined Group—The Company) of this Part 14 (Additional Information).

It is expected that Smurfit WestRock will maintain an annual long-term incentive programme designed to retain key executives and to align the interests of Smurfit WestRock executives with the achievement of sustainable long-term growth and performance. It is expected that annual equity awards with multi-year vesting periods will consist primarily of performance-based awards, with performance-based awards representing 75% of the grant date value for each executive officer and time-based restricted stock unit awards representing the remaining 25% of the grant date value for each executive officer. The terms of annual equity compensation awards, including the form of awards, applicable performance metrics and targets, and vesting schedules, are subject to review and approval by Smurfit WestRock’s Compensation Committee following Completion.

The table below reflects the proposed initial target annual long-term incentive opportunity of each executive officer, which will be expressed in US dollars for each executive officer. It is anticipated that Smurfit WestRock’s Compensation Committee will grant a prorated long-term incentive award to certain executive officers shortly after Completion in order to implement their new annual compensation opportunity for the portion of the year that follows Completion.

Executive Officer	Target Long-Term Incentive Opportunity
Anthony Smurfit – President and Group Chief Executive Officer	$11,250,000
Ken Bowles – Executive Vice President and Group Chief Financial Officer	$3,250,000
Laurent Sellier – President and Chief Executive Officer, North America (including Mexico)	$2,250,000
Saverio Mayer – President and Chief Executive Officer, Europe, MEA and APAC	$2,250,000
Jairo Lorenzatto – President and Chief Executive Officer, LATAM	$800,000

Executive Officer Stock Ownership Guidelines

It is also expected that Smurfit WestRock will, prior to Completion, establish an executive stock ownership policy effective upon Completion. The policy will require each executive officer to beneficially own Smurfit WestRock ordinary shares equal in value to a multiple of the executive officer’s annual base salary within five years of commencing to serve as an executive officer of Smurfit WestRock.

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Executive Severance Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt an executive severance plan effective upon Completion. The material terms of the expected plan are set out in paragraph 8.1 (Proposed Directors’ service contracts (Executive Directors)) of this Part 14 (Additional Information).

Non-Employee Director Compensation Programme

It is expected that Smurfit WestRock will establish a non-employee director compensation programme effective as of Completion for Non-Executive Directors, the anticipated material terms of which are summarised below. The final terms of the Smurfit WestRock non-employee director compensation programme are subject to approval by the Smurfit WestRock Board (or an applicable committee thereof).

Element	Amount ($)
Base Cash Retainer	120,000
Additional Cash Retainers
Non-Executive Chair	100,000
Audit Committee Chair	25,000
Compensation Committee Chair	20,000
Nomination Committee Chair	20,000
Sustainability Committee Chair	20,000
Annual Stock Grant – Directors (other than Non-Executive Chair)	175,000
Annual Stock Grant – Non-Executive Chair	275,000

It is expected that Non-Executive Directors based in the United States will be offered the opportunity to defer all or a portion of the annual cash retainers and annual stock grants.

It is also expected that Smurfit WestRock will, prior to Completion, establish a director stock ownership policy effective upon Completion. The policy will require each Non-Executive Director to beneficially own Smurfit WestRock ordinary shares equal in value to a multiple of the director’s annual cash base retainer within five years of appointment to the Smurfit WestRock Board.

13.	Share plans of the Combined Group

13.1	The Company

Smurfit WestRock 2024 Long-Term Incentive Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt a long-term incentive plan, which is expected to be called the Smurfit WestRock 2024 Long-Term Incentive Plan (the “LTI Plan”), effective upon Completion. The material terms of the plan, which is subject to review and approval by Smurfit WestRock’s Compensation Committee, are summarised below. The summary does not contain all information about the LTI Plan.

Administration and Eligibility

The LTI Plan is expected to be administered by Smurfit WestRock’s Compensation Committee. The Compensation Committee has the authority to select eligible employees, directors or consultants/independent contractors to whom awards may be granted, determine the number of shares covered by those awards and set the terms, conditions and provisions of those awards. The Compensation Committee may, subject to any limits imposed by applicable law, delegate its authority under the LTI Plan to certain officers of Smurfit WestRock.

Award Types

Under the LTI Plan, the Compensation Committee may grant restricted stock units, performance-based restricted stock units, stock options, including incentive stock options intended to qualify for special tax treatment under Section 422 of the Code, stock appreciation rights, share awards, which may be subject to time-based or performance-based vesting conditions, and cash bonus incentives.

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Shares Available for Issuance

Currently, 26 million Smurfit WestRock Shares are expected to be reserved for issuance pursuant to awards granted under the LTI Plan. Smurfit WestRock Shares reserved for issuance under the LTI Plan will be reserved from authorised but unissued shares and treasury shares. All shares remain available for issuance under the LTI Plan until issued pursuant to the exercise of an option or SAR or issued pursuant to a stock or stock unit grant. Any shares that are forfeited or otherwise not issued after grant of an award are expected to remain available for issuance under the LTI Plan. The number of shares that can be issued as incentive stock options may not exceed the number of Smurfit WestRock Shares reserved for issuance under the LTI Plan.

Non-Employee Director Award Limits

The LTI Plan will stipulate that no individual non-employee director may receive awards or cash retainers in any calendar year having an aggregate fair market value that exceeds $750,000 for service as a non-employee director.

Adjustments

In the event of a corporate transaction or other changes to Smurfit WestRock’s capital structure, including a merger, consolidation, acquisition of property or shares, share rights offering, liquidation, disposition of Smurfit WestRock’s direct or indirect ownership of an affiliate, share dividend, share split, reorganisation, share combination or recapitalisation, the Compensation Committee may make such substitutions or adjustments as it deems appropriate and equitable, including to the aggregate number and kind of shares or other securities reserved for issuance and delivery under the LTI Plan, individual limits, the number and kind of shares or other securities subject to outstanding awards and the performance goals applicable to outstanding awards.

Change in Control

If there is a “change in control” (as defined in the LTI Plan) of Smurfit WestRock and there is no continuation or assumption of an outstanding award that had been made pursuant to the LTI Plan in the form of a replacement award meeting certain requirements (including that the award be of the same type, with the same value, be subject to no less favourable terms and conditions and relate to publicly-traded securities), then the rights of each eligible employee and director in the then-outstanding grants under the LTI Plan that were not so continued or assumed will vest on the effective date of the “change in control” (with the level of achievement of applicable performance goals determined in accordance with the applicable award agreements) and automatically be cancelled in exchange for certain payments as set forth in the LTI Plan. Any replacement award meeting the specified requirements would vest in full upon a termination of the holder’s employment without cause, or for good reason (to the extent included in applicable award agreements), in each case within 24 months of the change in control. In the case of performance-based awards, performance goals would be deemed achieved upon the change in control at the greater of the target level and the actual level of achievement through the latest practicable date prior to the change in control (whether such award vests upon the change in control or is assumed by an acquirer in the form of qualifying replacement award).

Amendments

The Smurfit WestRock Board may amend the LTI Plan from time to time to the extent that the Smurfit WestRock Board deems necessary or appropriate, provided no amendment may be made without stockholder approval to the extent approval is required under applicable law or applicable stock exchange rule and no amendment may materially and adversely affect any rights of a participant with respect to awards previously granted without such participant’s consent.

Term of the Plan

The LTI Plan will stipulate that no grants may be made on or after the tenth anniversary of the effective date of the LTI Plan.

13.2	Smurfit Kappa

The following paragraphs set out a description of the principal terms of the Smurfit Kappa Equity Plans pursuant to which the outstanding Smurfit Kappa Equity Awards have been granted. A description of the treatment of Smurfit Kappa Equity Awards granted under any Smurfit Kappa Equity Plans at Completion are set out in Part 7 (Summary of the Key Terms of the Transaction Agreement). It is currently intended that Smurfit WestRock will not grant any new awards under the plans following Completion.

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2018 Performance Share Plan

Administration

The Smurfit WestRock Board has the authority to interpret the terms and conditions of the plan, and to make all other determinations necessary or advisable for the administration of the plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award recipients

Employees or former employees of Smurfit Kappa or any of its subsidiaries who hold unvested awards under the plan which are assumed pursuant to the Transaction Agreement.

Awards

Smurfit Kappa Equity Awards under the plan will automatically be converted into equity awards covering Smurfit WestRock Shares pursuant to the Transaction Agreement.

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 4,698,579 Smurfit Kappa Shares. Following the conversion of the awards, the assumed awards will be awards over such equivalent number of Smurfit WestRock Shares as determined under the Transaction Agreement. Awards may be satisfied using newly issued shares, treasury shares or shares purchased from the market.

The Smurfit WestRock Board may decide to satisfy awards with a cash payment equal to the market value (as determined by the Board) of that number of the Shares which would otherwise have been issued or transferred on the release date.

Vesting, exercise and release

Awards normally vest on the third anniversary of the grant date or such other date that the Smurfit WestRock Board determines. Awards may be subject to an additional holding period following vesting, during which shares subject to the awards may not be sold and at the end of which the awards will be “released”. Awards may also be subject to a “release schedule” such that they are released in tranches over the holding period.

Cessation of employment

If a participant is summarily dismissed, any outstanding awards they hold, vested or unvested, will lapse immediately. Except in certain circumstances set out below, an unvested award will lapse immediately when a participant ceases to be employed by or to hold office with the group.

However, if a participant’s cessation of office or employment is because of (i) ill-health, injury or disability as established to the satisfaction of the Smurfit WestRock Board, (ii) retirement with the agreement of the Smurfit WestRock Board, (iii) redundancy, (iv) the sale of the participant’s employing company or business out of the group, or (v) in other circumstances at the discretion of the Smurfit WestRock Board (except in case of summary dismissal), their award will ordinarily continue to vest (and be released) on the date when it would have vested (and been released).

The extent to which awards may vest in these circumstances will be determined by the Smurfit WestRock Board. Unless the Smurfit WestRock Board decides otherwise, the vesting will also take into account the proportion of the pro-rating period which has elapsed on the participant’s cessation.

However, the Smurfit WestRock Board retains discretion to allow the award to vest (and be released) as soon as reasonably practicable after cessation.

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If a participant dies, unless the Smurfit WestRock Board decides otherwise, their awards will vest (and be released) as soon as reasonably practicable after the date of their death on the basis set out for “good leavers”.

If a participant ceases to be an officer or employee during a holding period, their awards will normally be released at the end of the holding period, unless the Smurfit WestRock Board determines that it should be released as soon as reasonably practicable after cessation. If a participant dies during the holding period, their awards will be released as soon as reasonably practicable after the participant’s death.

Dividend equivalents

Awards may include the right to receive (in cash or shares) the value of the dividends that would have accrued during the performance period and any holding period.

Malus and clawback

Malus and clawback may apply at any time prior to the normal vesting date in case of certain circumstances, including but not limited a material misstatement of financial results, fraud or any other material financial irregularity, serious misconduct and reputational damage.

Effect of a change in control

Upon any future change in control of Smurfit WestRock, all outstanding awards would vest early to the extent determined by the Smurfit WestRock Board, taking into account the proportion of the pro-rating period which has elapsed. Alternatively, the Smurfit WestRock Board may permit awards to be exchanged or assumed for equivalent awards. If the change of control is an internal reorganisation or, if the Smurfit WestRock Board so decides, participants may be required to exchange or have their awards assumed.

If other corporate events occur, such as a winding-up, demerger, delisting, special dividend or other event which, in the Smurfit WestRock Board’s opinion, may materially affect the current or future value of shares and the Smurfit WestRock Board determines it would not be appropriate or practical to adjust awards, the Smurfit WestRock Board may determine that awards will vest on the same basis as for a change of control.

Variation of capital

The number of shares subject to an award may be adjusted in such manner as the Smurfit WestRock Board determines in the event of any variation of the share capital of Smurfit WestRock, or a demerger, delisting, special dividend or other event which may affect the current or future value of shares to a material extent.

General

Awards are not transferable other than to the participant’s personal representatives in the event of their death. Benefits under the plan are not pensionable. The Smurfit WestRock Board may, at any time, amend the provisions of the plans in any respect, save that any amendment which would materially disadvantage existing rights of participants is subject to the approval of a majority of affected participants.

2018 Deferred Bonus Plan

Administration

The Smurfit WestRock Board has the authority to interpret the terms and conditions of the plan, and to make all other determinations necessary or advisable for the administration of the plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award recipients

Employees or former employees of Smurfit Kappa or any of its subsidiaries who hold unvested awards under the plan which are assumed pursuant to the Transaction Agreement.

Awards

Smurfit Kappa Equity Awards under the plan will automatically be converted into equity awards covering Smurfit WestRock Shares pursuant to the Transaction Agreement.

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Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 1,995,060 Smurfit Kappa Shares. Following the conversion of the awards, the assumed awards will be awards over such equivalent number of Smurfit WestRock Shares as determined under the Transaction Agreement. Awards may be satisfied using newly issued shares, treasury shares or shares purchased from the market.

The Smurfit WestRock Board may decide to satisfy awards with a cash payment equal to the market value (as determined by the Smurfit WestRock Board) of that number of the Shares which would otherwise have been issued or transferred on the release date.

Shares issued and/or transferred under the plan will not confer any rights on any participant until the participant has received the underlying shares. Any shares allotted will rank equally with shares then in issue.

Vesting

Awards normally vest on the third anniversary of the date on which the bonus was determined (or such other date as the Smurfit WestRock Board may determine).

Cessation of employment

Except in certain circumstances set out below, an unvested award will lapse immediately when a participant ceases to be employed by or to hold office with the group.

However, if a participant’s cessation of office or employment is because of (i) ill-health, injury or disability evidenced to the satisfaction of the Smurfit WestRock Board, (ii) retirement with the agreement of the Smurfit WestRock Board, (iii) redundancy, (iv) the sale of the participant’s employing company or business out of the group, or (v) in other circumstances at the discretion of the Smurfit WestRock Board (except where the participant is summarily dismissed), their award will ordinarily continue to vest in full on the date when it would have vested. However, the Smurfit WestRock Board retains discretion to allow the award to vest in full as soon as reasonably practicable after cessation.

If a participant dies, unless the Smurfit WestRock Board decides otherwise, their award will vest in full as soon as reasonably practicable after the date of death.

Dividend equivalents

Awards may include the right to receive (in cash or shares) the value of the dividends that would have accrued during the performance period and any holding period.

Malus and clawback

Malus and clawback may apply at any time prior to the normal vesting date in case of certain circumstances, including but not limited a material misstatement of financial results, fraud or any other material financial irregularity, serious misconduct, corporate failure and reputational damage.

Effect of a change in control

Upon any future change in control of Smurfit WestRock, all outstanding awards would vest early in full. Alternatively, the Smurfit WestRock Board may permit awards to be exchanged or assumed for equivalent awards. If the change of control is an internal reorganisation or, if the Smurfit WestRock Board so decides, participants may be required to exchange or have their awards assumed.

If other corporate events occur such as a winding-up, demerger, delisting, special dividend or other event which, in the Smurfit WestRock Board’s opinion, may materially affect the current or future value of shares and the Smurfit WestRock Board determines it would not be appropriate or practical to adjust awards, the Smurfit WestRock Board may determine that awards will vest on the same basis as for a change of control.

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Variation of capital

The number of shares subject to an award may be adjusted in such manner as the Smurfit WestRock Board determines in the event of any variation of the share capital of Smurfit WestRock, or a demerger, delisting, special dividend or other event which may affect the current or future value of shares to a material extent.

General

Awards are not transferable other than to the participant’s personal representatives in the event of their death. Benefits under the plan are not pensionable. The Smurfit WestRock Board may, at any time, amend the provisions of the plans in any respect, save that any amendment which would materially disadvantage existing rights of participants is subject to the approval of a majority of affected participants.

13.3	WestRock

The following paragraphs set out a description of the principal terms of the WestRock Equity Plans pursuant to which the outstanding WestRock Equity Awards have been granted. A description of the treatment of WestRock Equity Awards granted under any WestRock Equity Plans at Completion is set out in Part 7 (Summary of the Key Terms of the Transaction Agreement). It is currently intended that Smurfit WestRock will not grant any new awards under the WestRock Equity Plans following Completion.

WestRock Company 2020 Incentive Stock Plan

Administration

The WestRock Company 2020 Incentive Stock Plan, as amended (the “WestRock 2020 Plan”), is administered by the compensation committee of the WestRock Board. Following Completion, the Smurfit WestRock Board will administer the WestRock 2020 Plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award types

Under the WestRock 2020 Plan, there are outstanding awards in the form of stock units. The awards are scheduled to vest subject to satisfaction of the applicable time-based criteria and may provide for dividend equivalent units to be paid only to the extent the underlying awards vest.

In recent years, annual grants of time-based stock unit awards are scheduled to vest in equal instalments on the first, second and third anniversaries of the grant date, and annual grants of performance-based stock unit awards are scheduled to vest based upon the achievement of specified performance criteria following a three-year performance period, in each case, subject to continued service through the applicable vesting date. In connection with Completion, the number of shares subject to any performance-based stock unit award for which the performance period has not been completed as of the Merger Effective Time will be determined by deeming the applicable performance goals to be achieved in accordance with the terms of the Transaction Agreement such that, following the Completion, any such performance-based stock unit award will not be subject to any performance-based vesting conditions (provided that any such award will otherwise be subject to the same terms and conditions (including vesting schedules) that applied immediately prior to the Merger Effective Time).

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 4,163,906 WestRock Shares (assuming that the number of WestRock Shares subject to outstanding performance-based stock unit awards are measured at target and including WestRock Shares subject to vested and deferred restricted stock units). Following the conversion of the awards, the assumed awards will be awards over such number of Smurfit WestRock Shares as determined under the Transaction Agreement, and any performance-based vesting conditions will cease to apply (as described in the paragraph immediately above).

Adjustments

In the event the shares subject to outstanding awards granted under the WestRock 2020 Plan are affected by any equity restructuring or change in capitalisation of Smurfit WestRock or any successor thereto, including spinoffs, stock dividends or splits, large non-reoccurring dividends or rights offerings, or any merger, consolidation, acquisition of property or stock, separation, reorganisation, liquidation or other transaction described in Section 424(a) of the Code that did not constitute a change in control, the administrator will adjust the number, class and price of shares subject to outstanding awards granted under the WestRock 2020 Plan, as it deems reasonable and equitable to maintain the aggregate intrinsic value of the outstanding grants immediately before any such transaction.

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Termination of service

Upon a termination without “cause” or due to “good reason” (each, as defined in the applicable award agreement) prior to the second anniversary of Completion, all unvested awards accelerate and vest.

Upon a termination of employment due to death or disability, subject to any required delay in payment timing due to Section 409A of the Code, all awards will vest and be paid after such termination due to death or disability.

If a participant retires at least six months after the grant date (other than for cause), is at least 65 years of age with at least one year of service or at least 58 years of age with a total of 65 or more combined years of age and full years of service, holds a position of vice president or above and provides at least six months’ notice of intent to retire, then, upon retirement and subject to any required delay in payment timing due to Section 409A of the Code, all awards will vest and be paid after such retirement.

Upon a termination for any reason other than as set forth above or as set forth below under “—Change in control”, all unvested awards are forfeited, unless otherwise determined by the administrator.

The foregoing summary applies for any termination of service that occurs after Completion (i.e., the summary assumes that the performance goals for any performance-based stock unit award for which the performance period was not completed as of the Merger Effective Time were determined to be achieved in accordance with the terms of the Transaction Agreement such that performance-based vesting conditions no longer apply post-Completion). In addition, the foregoing summary is based on the standard form of award agreement under the WestRock 2020 Plan; individual award agreements may provide for different treatment.

Change in control

If, as the result of a future change in control of Smurfit WestRock, as defined in the WestRock 2020 Plan, there was a continuation by Smurfit WestRock, or an assumption by Smurfit WestRock’s successor, of an outstanding award that had been made pursuant to the WestRock 2020 Plan, then each eligible employee’s rights and each eligible director’s rights with respect to each such then outstanding grant which was so continued or assumed would vest in accordance with any service-based vesting schedule set forth in the terms of such grant unless the eligible employee’s employment or the eligible director’s service was terminated other than for “cause” or he or she resigned for “good reason” before he or she has the opportunity to satisfy such service requirement, in which event his or her interest in such grant would vest 100% at the time of such termination.

If, as the result of a change in control of Smurfit WestRock, as defined in the WestRock 2020 Plan, there is no continuation or assumption of an outstanding award that had been made pursuant to the WestRock 2020 Plan, then the rights of each eligible employee and director in the then outstanding grants under the WestRock 2020 Plan that were not so continued or assumed will vest 100% on the effective date of the change in control and automatically be cancelled in exchange for certain payments as set forth in the WestRock 2020 Plan.

Amendment and termination

The Smurfit WestRock Board may amend the WestRock 2020 Plan from time to time to the extent that such board of directors deems necessary or appropriate, provided no amendment may be made without stockholder approval to the extent approval is required under applicable law and, following the date of a change in control, no amendment may adversely affect any rights in respect of awards that vest in connection with such change in control.

The Smurfit WestRock Board may suspend the granting of awards under the WestRock 2020 Plan and terminate the WestRock 2020 Plan at any time, provided that any such board of directors may not modify, amend or cancel an award made before such suspension or termination unless the participant consents in writing or there is a dissolution or liquidation of Smurfit WestRock (or any successor thereto) or a corporate transaction described under “—Adjustments” above.

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Clawback

All outstanding awards and all payments made under the WestRock 2020 Plan are subject to any compensation recoupment or “clawback” policy of Smurfit WestRock providing for the recovery of compensation upon a material accounting restatement, as such policy is in effect from time to time. By accepting the grant of any award under the plan, each eligible employee is deemed to agree to be bound by such policy.

General

Unless the administrator otherwise consented, no award granted under the WestRock 2020 Plan could be transferred by an employee or director other than by will or the laws of descent and distribution and no such award could be exercised during an employee’s or director’s lifetime except by the employee or director. The grant of an award under the plan does not constitute a contract of employment or right to continued service.

WestRock Company Amended and Restated 2016 Incentive Stock Plan

Administration

The WestRock Company Amended and Restated 2016 Incentive Stock Plan (the “WestRock 2016 Plan”) is administered by the compensation committee of the WestRock Board. Following Completion, the Smurfit WestRock Board will administer the WestRock 2016 Plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award types

Under the WestRock 2016 Plan, there are outstanding awards in the form of stock options and stock units. The awards are scheduled to vest subject to satisfaction of the applicable time-based criteria and may provide for dividend equivalent units to be paid only to the extent the underlying awards vest. Dividend equivalent rights would not be permitted to be provided in connection with stock options.

In recent years, annual grants of time-based stock unit awards are scheduled to vest in equal instalments on the first, second and third anniversaries of the grant date, and annual grants of performance-based stock unit awards are scheduled to vest based upon the achievement of specified performance criteria following a three-year performance period, in each case, subject to continued service through the applicable vesting date. In connection with Completion, the number of shares subject to any performance-based stock unit award for which the performance period has not been completed as of the Merger Effective Time will be determined by deeming the applicable performance goals to be achieved in accordance with the terms of the Transaction Agreement such that, following Completion, any such performance-based stock unit award will not be subject to any performance-based vesting conditions (provided that any such award will otherwise be subject to the same terms and conditions (including vesting schedules) that applied immediately prior to the Merger Effective Time).

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 1,369,552 WestRock Shares (assuming that the number of WestRock Shares subject to outstanding performance-based stock unit awards are measured at target and including WestRock Shares subject to vested and deferred restricted stock units). Following the conversion of the awards, the assumed awards will be awards over such number of Smurfit WestRock Shares as determined under the Transaction Agreement, and any performance-based vesting conditions will cease to apply (as described in the paragraph immediately above).

Adjustments

In the event the shares subject to outstanding awards granted under the WestRock 2016 Plan are affected by any equity restructuring or change in capitalisation of Smurfit WestRock or any successor thereto, including spinoffs, stock dividends or splits, large non-reoccurring dividends or rights offerings, or any merger, consolidation, acquisition of property or stock, separation, reorganisation, liquidation or other transaction described in Section 424(a) of the Code that did not constitute a change in control, the administrator will adjust the number, class and price of shares subject to outstanding awards granted under the WestRock 2016 Plan, as it deems reasonable and equitable to maintain the aggregate intrinsic value of the outstanding grants immediately before any such transaction.

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Termination of service

Upon a termination without “cause” or due to “good reason” (each, as defined in the applicable award agreement) prior to the second anniversary of Completion, all unvested awards accelerate and vest.

Upon a termination of employment due to death or disability, subject to any required delay in payment timing due to Section 409A of the Code, all awards will vest and be paid after such termination due to death or disability.

If a participant retires at least six months after the grant date (other than for cause), is at least 65 years of age with at least one year of service or at least 58 years of age with a total of 65 or more combined years of age and full years of service, holds a position of vice president or above and provides at least six months’ notice of intent to retire, then, upon retirement and subject to any required delay in payment timing due to Section 409A of the Code, all awards will vest and be paid after such retirement.

Upon a termination for any reason other than as set forth above or as set forth below under “—Change in control”, all unvested awards are forfeited, unless otherwise determined by the administrator.

The foregoing summary applies for any termination of service that occurs after Completion (i.e., the summary assumes that the performance goals for any performance-based stock unit award for which the performance period was not completed as of the Merger Effective Time were determined to be achieved in accordance with the terms of the Transaction Agreement such that performance-based vesting conditions no longer apply post-Completion). In addition, the foregoing summary is based on the standard form of award agreement under the WestRock 2016 Plan; individual award agreements may provide for different treatment.

Change in control

If, as the result of a future change in control of Smurfit WestRock, as defined in the WestRock 2016 Plan, there was a continuation by Smurfit WestRock, or an assumption by Smurfit WestRock’s successor of, an outstanding award that had been made pursuant to the WestRock 2016 Plan, then each eligible employee’s rights and each eligible director’s rights with respect to each such then outstanding grant which was so continued or assumed would vest in accordance with any service-based vesting schedule set forth in the terms of such grant unless the eligible employee’s employment or the eligible director’s service was terminated other than for “cause” or he or she resigned for “good reason” before he or she has the opportunity to satisfy such service requirement, in which event his or her interest in such grant would vest 100% at the time of such termination.

If, as the result of a change in control of Smurfit WestRock, as defined in the WestRock 2016 Plan, there is no continuation or assumption of an outstanding award that had been made pursuant to the WestRock 2016 Plan, then the rights of each eligible employee and director in the then outstanding grants under the WestRock 2016 Plan that were not so continued or assumed will vest 100% on the effective date of the change in control and automatically be cancelled in exchange for certain payments as set forth in the WestRock 2016 Plan.

Amendment and termination

The Smurfit WestRock Board may amend the WestRock 2016 Plan from time to time to the extent that the Smurfit WestRock Board deems necessary or appropriate, provided no amendment may be made without stockholder approval to the extent approval is required under applicable law and, following the date of a change in control, no amendment may adversely affect any rights in respect of awards that vest in connection with such change in control.

The Smurfit WestRock Board may suspend the granting of awards under the WestRock 2016 Plan and terminate the WestRock 2016 Plan at any time, provided that any such board of directors may not modify, amend or cancel an award made before such suspension or termination unless the participant consents in writing or there is a dissolution or liquidation of Smurfit WestRock (or any successor thereto) or a corporate transaction described under “—Adjustments” above.

Clawback

All outstanding awards and all payments made under the WestRock 2016 Plan are subject to any compensation recoupment or “clawback” policy of Smurfit WestRock providing for the recovery of compensation upon a material accounting restatement, as such policy is in effect from time to time. By accepting the grant of any award under the plan, each eligible employee is deemed to agree to be bound by such policy.

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General

Unless the administrator otherwise consented, no award granted under the WestRock 2016 Plan could be transferred by an employee or director other than by will or the laws of descent and distribution and no such award could be exercised during an employee’s or director’s lifetime except by the employee or director. The grant of an award under the plan does not constitute a contract of employment or right to continued service.

MeadWestvaco Corporation 2005 Performance Incentive Plan

Eligibility and administration

The MeadWestvaco Corporation 2005 Performance Incentive Plan, as amended and restated effective 25 February 2013 (the “MWV 2005 Plan”), is a legacy equity plan that was established for employees, officers or non-employee directors of a predecessor WestRock entity and its subsidiaries. Following Completion, the Smurfit WestRock Board will administer the MWV 2005 Plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award types

Stock options and restricted stock units, all of which are fully vested, are outstanding under the MWV 2005 Plan.

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 153,624 WestRock Shares (including WestRock Shares subject to vested and deferred restricted stock units). Following the conversion of the awards, the assumed awards will be awards over such number of Smurfit WestRock Shares as determined under the Transaction Agreement. Awards may generally be satisfied using newly issued shares or shares reacquired by Smurfit WestRock, including shares purchased in the open market.

Stock options

Under the terms of the MWV 2005 Plan, the exercise price for stock options must equal the fair market value of the stock subject to the grant on the date of grant and the term of any option may not exceed 10 years. The exercise price of an option may be paid through various means acceptable to the administrator as described in the MWV 2005 Plan. The MWV 2005 Plan prohibits repricing stock options without stockholder approval. For purposes of the MWV 2005 Plan, a “repricing” means a reduction in the exercise price of a stock option or the cancellation of an option in exchange for cash or another award under the MWV 2005 Plan, including another stock option if the exercise price of the option is less than the fair market value of the original stock option.

Restricted stock units

Participants who received restricted stock unit awards are not entitled to the voting rights of the underlying shares of common stock and are entitled to dividend equivalents only to the extent determined by the administrator upon vesting of the underlying award.

Adjustments

In the event of a reorganisation, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend (other than regular, quarterly cash dividends), or otherwise, the administrator shall equitably adjust the number and kind of shares subject to outstanding stock options and restricted stock units and the exercise price of outstanding stock options, subject to the various limitations under the MWV 2005 Plan.

Termination of service

Upon a termination without “cause” (as defined in the MWV 2005 Plan) prior to the second anniversary of the Completion, all options will be exercisable until the earlier of (i) the expiration of the option under its original terms and (ii) two years following such termination.

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All options, whether vested or unvested, are automatically forfeited if the grantee’s employment is terminated for “gross misconduct” (as defined in the MWV 2005 Plan) or if the grantee breaches any applicable restrictive covenant (including applicable confidentiality, non-solicitation or non-competition covenants). In the event of an involuntary termination of employment (other than for gross misconduct) by reason of a divestiture of a business, mutual agreement, or job elimination, the right to exercise the vested portion of the option expires two years after the date of such termination. If termination is for any other reason, other than disability, retirement (each, within the meaning of the form of award agreement under the MWV 2005 Plan) or death, the right to exercise the vested portion of the option expires 90 days after the date of termination.

In the event of a termination of employment due to disability, the right to exercise the vested portion of the option expires three years after the date of such termination. In the event of a termination of employment upon reaching retirement age, the option is treated as follows: (i) for a termination of employment on or after age 65 or age 62 (with 20 years of service), the right to exercise the vested portion of the option expires 10 years after the date of the award and (ii) for a termination of employment on or after age 55 (with 20 years of service), the right to exercise the vested portion of the option expires upon the earlier of five years from the date of termination or 10 years after the date of the award. In the event of a termination of employment due to death, the right to exercise the vested portion of the option expires three years after the date of death. In the case of death following retirement, the administrator has the discretion, as permitted by law, to alleviate any hardship on an estate’s ability to exercise any option. In case the employee is deceased, the option is exercisable by the grantee’s personal representative (executor or administrator) heirs or legatees. Award agreements granted pursuant to the MWV 2005 Plan may set forth the treatment of restricted stock units under the plan upon a termination of service.

Change in control

Under the MWV 2005 Plan, awards may be assumed by the acquiring or surviving company upon any future change in control of Smurfit WestRock, as defined in the MWV 2005 Plan. Unless the administrator specifies otherwise prior any future change in control of Smurfit WestRock, as defined in the MWV 2005 Plan, and assuming the assumption of awards by a successor, a participant who is involuntarily terminated by Smurfit WestRock or a successor without cause (excluding voluntary resignation, death, disability or retirement) within 24 months following a change in control will have the ability to exercise any options previously granted to the participant under the MWV 2005 Plan in full until the earlier of the award’s original expiration term or a date two years following the employee’s termination of employment. In the event outstanding awards are not assumed by a successor, participants will be entitled to continued exercisability described in this paragraph as if the awards had been assumed and the participant’s employment had been involuntarily terminated as of the date of the change in control.

Amendment and termination

The Smurfit WestRock Board may terminate, amend or discontinue the MWV 2005 Plan, and the administrator may amend or alter any agreement or other document evidencing an award made under the MWV 2005 Plan, provided that no action may be taken without stockholder approval if it would increase the maximum shares for which awards may be granted, reduce the price at which stock options may be granted to less than 100% of fair market value on the date of grant, reduce the exercise price of outstanding stock options, cancel outstanding stock options in exchange for cash or another award, extend the term of the MWV 2005 Plan, change the class of persons eligible to be participants, otherwise amend the MWV 2005 Plan in any manner requiring stockholder approval by law or under the listing requirements, or increase the individual award limits.

Clawback

Awards under the MWV 2005 Plan are subject to the applicable recoupment policy adopted by the administrator.

General

Generally, awards are only transferable by a recipient’s last will and testament and by the applicable laws of descent and distribution, unless provided otherwise by the administrator and subject to disclosure requirements except that the administrator may provide in an award agreement that a participant may transfer an award to certain family members, family trusts or family partnerships to the extent permitted by the administrator. The grant of an award under the plan does not constitute a contract of employment or right to continued service.

Rock-Tenn Company Amended and Restated 2004 Incentive Stock Plan

Eligibility and administration

The Rock-Tenn Company Amended and Restated 2004 Incentive Stock Plan (the “Rock-Tenn 2004 Plan”) is a legacy equity plan that was established by a predecessor WestRock entity. Following Completion, the Smurfit WestRock Board will administer the Rock-Tenn 2004 Plan, including so as to give effect to any applicable terms of the Transaction Agreement.

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Award types

Stock options, all of which are fully vested, are outstanding under the Rock-Tenn 2004 Plan. Dividend equivalent rights are not permitted on stock options.

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 59,820 WestRock Shares. Following the conversion of the awards, the assumed awards will be awards over such number of Smurfit WestRock Shares as determined under the Transaction Agreement. Awards may be satisfied using newly issued shares and shares which have been reacquired by Smurfit WestRock.

Stock options

The price per share of stock purchasable under any stock option will be determined by the administrator but may not be less than 100% of the fair market value of the stock on the date of the grant of the option. The administrator may not take any action, whether through amendment, cancellation, replacement grants or any other means to reduce the price per share of stock purchasable under any stock option absent stockholder approval or to effect a cash buyout of any outstanding option which has an option price per share in excess of the then current fair market value of the shares. Options will be exercisable at such time or times as determined by the administrator, but no option may be exercised more than 10 years from the date the option is granted.

The option price of any stock option is payable in full upon the exercise of the stock option and, at the discretion of the administrator, an option certificate can provide for the payment of the option price either (i) in cash, (ii) by check, (iii) in shares acceptable to the administrator, (iv) through any cashless exercise procedure which is effected by an unrelated broker through a sale of shares in the open market and which is acceptable to the administrator, (v) through any cashless exercise procedure that is acceptable to the administrator or (vi) in any combination of the above-referenced forms of payment. Any payment made in shares will be treated as equal to the fair market value of the applicable shares on the date the certificate for the applicable shares is presented to the administrator or its delegate in a form acceptable to the administrator. Any method for the payment of the option price described above may be used for the payment of any tax withholding requirements. If an option recipient ceases to be an employee, or ceases to be a director, his or her option will be exercisable in accordance with the terms of the applicable option certificate.

Adjustments

In the event the shares subject to outstanding awards granted under the Rock-Tenn 2004 Plan are affected by any equity restructuring or change in capitalisation, including spin-offs, stock dividends or splits, large non-reoccurring dividends or rights offerings, or any merger, consolidation, acquisition of property or stock, separation, reorganisation, liquidation or other transaction described in Section 424(a) of the Code that does not constitute a change in control, the administrator will adjust the aggregate number and class of shares which may be distributed under the Rock-Tenn 2004 Plan, the annual grant caps described above and the number, class and price of shares subject to outstanding awards granted under the plan, as it deems reasonable and equitable to maintain the aggregate intrinsic value of the outstanding grants immediately before any such transaction.

Termination of service

If a grantee’s employment terminates as a result of a disability which makes the grantee eligible to receive a disability benefit under the then applicable long term disability plan of Smurfit WestRock, as a result of his or her death or after he or she has reached at least age 60 and has completed at least 10 consecutive years of continuous employment for purposes of the form of award agreement under the Rock-Tenn 2004 Plan, his or her right to exercise the option expires on the earlier of the first anniversary of the date the grantee’s employment terminates and 30 January 2025, and the grantee shall have no right whatsoever to exercise the option on or after such date or anniversary date.

Change in control

In the event of a future change in control, as defined in the Rock-Tenn 2004 Plan, of Smurfit WestRock, the Smurfit WestRock Board under certain circumstances has the right to cancel options after providing each employee and director a reasonable period (which will not be less than 60 days) to exercise his or her options.

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Amendment and termination

The Smurfit WestRock Board generally may amend the Rock-Tenn 2004 Plan, or any portion thereof, at any time; provided that no amendment may be made (i) without shareholder approval to the extent approval is required under applicable law and (ii) after the date of any change in control that might adversely affect any rights that would otherwise vest. The administrator may not take any action, whether through amendment, cancellation, replacement grants or other means, to reduce the exercise price of any outstanding options without shareholder approval. The Smurfit WestRock Board also may suspend the granting of awards under the Rock-Tenn 2004 Plan and terminate the plan at any time; provided, however, that the Smurfit WestRock Board may not modify or cancel any award made before the suspension or termination unless (a) the employee or director consents in writing to the modification or cancellation, or (b) the modification or cancellation is provided for under the plan in connection with a dissolution or liquidation or a corporate transaction described in the plan with respect to an adjustment (see “—Adjustments” above).

General

Unless the administrator otherwise consents, (i) no award granted under the Rock-Tenn 2004 Plan may be transferred by an employee or director other than by will or the laws of descent and distribution and (ii) no such award may be exercised during an employee’s or director’s lifetime except by the employee or director. Benefits under the plan are not pensionable. The grant of an award under the plan does not constitute a contract of employment or right to continued service.

KapStone Paper and Packaging 2016 Incentive Plan

Eligibility and administration

The KapStone Paper and Packaging 2016 Incentive Plan (the “KapStone 2016 Plan”) is a legacy equity plan that was established for employees, officers and directors of, and consultants and advisors to, a predecessor WestRock entity, as selected by the administrator or its delegate. Following Completion, the Smurfit WestRock Board will administer the KapStone 2016 Plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award types

Stock options and restricted stock units, all of which are fully vested, are outstanding under the KapStone 2016 Plan.

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 22,764 WestRock Shares (including WestRock Shares subject to vested and deferred restricted stock units). Following the conversion of the awards, the assumed awards will be awards over such number of Smurfit WestRock Shares as determined under the Transaction Agreement.

Stock options

Each stock option is exercisable for no more than 10 years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the purchase price of a stock option is not less than 100% of the fair market value of a share on the date of grant. If an option is outstanding on the last business day of the option’s term and the fair market value of a share subject to the option exceeds the exercise price per share of the option, the option will be automatically exercised on such date unless the administrator has elected to discontinue this automatic exercise and has provided notice to the grantee that such automatic exercise has been discontinued.

Subject to the adjustment provisions set forth in the KapStone 2016 Plan, the administrator will not without stockholder approval (i) reduce the exercise price or base price of any previously granted stock option, (ii) cancel any previously granted stock option in exchange for another option with a lower exercise price or base price or (iii) cancel any previously granted stock option in exchange for cash or another award if the exercise price of such stock option exceeds the fair market value of a share on the date of such cancellation, in each case other than in connection with a change in control. Participants are not entitled to receive dividend equivalents with respect to options.

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Restricted stock units

Unless otherwise set forth in the award agreement, the grantee of restricted stock units will have no rights as a stockholder; provided, however, that if dividend equivalents are paid, then such dividend equivalents will be deposited with the company and will be subject to the same restrictions as the restricted stock units. Vested restricted stock units may be terminated and forfeited in the event that the grantee engages in fraud or misconduct involving Smurfit WestRock.

Termination of service

If an optionee’s employment is terminated for “cause” (as defined in the KapStone 2016 Plan), the option shall terminate immediately and no longer be exercisable. If an optionee’s employment is terminated by death or “disability” (as defined in the KapStone 2016 Plan) or in the case of the “retirement” (as defined in the KapStone 2016 Plan) of an optionee, an option will be exercisable prior to the date which is the earlier of two years following the date of termination or the expiration date of the option. If an optionee’s employment is terminated for any other reason, an option will be exercisable prior to the date which is the earlier of three months following the date of termination or the expiration date of the option. Award agreements granted pursuant to the KapStone 2016 Plan may set forth the treatment of restricted stock units under the plan upon a termination of service.

Change in control

In the event that a future change in control of Smurfit WestRock occurs, the Smurfit WestRock Board may (i) determine that an award will be assumed or substituted with a substantially equivalent award by an acquiring or succeeding entity (or an affiliate thereof) on such terms as the Smurfit WestRock Board determines to be appropriate; (ii) upon written notice to the grantee, provide that an award will terminate immediately prior to the consummation of the transaction unless exercised by the grantee within a specified period following the date of the notice; (iii) in the event that the change in control is a sale or similar transaction under the terms of which holders of common stock of Smurfit WestRock receive a payment for each share of common stock surrendered in the transaction (the “Sales Price”), make or provide for a payment to each grantee equal to the amount by which (a) the Sales Price times the number of shares of common stock subject to the award (to the extent such award is then exercisable or vested) exceeds (b) the aggregate exercise or base price, if any, for all such shares of common stock; or (iv) make such other equitable adjustments as the Smurfit WestRock Board deems appropriate.

Amendment and termination

The KapStone 2016 Plan may be amended, suspended or terminated by applicable board action at any time, provided that (i) stockholder approval is obtained if required by law or by the rules of any stock exchange and (ii) no such amendment materially adversely affects the right of a grantee in any award previously granted, without the grantee’s written consent.

Clawback

The awards and any cash payment or shares delivered pursuant to an award are subject to forfeiture, recovery or other action pursuant to the applicable award agreement or any applicable clawback or recoupment policy.

General

Generally, awards are only transferable by a recipient’s last will and testament and by the applicable laws of descent and distribution, unless provided otherwise by the administrator and subject to disclosure requirements except that the administrator may provide in an award agreement that a participant may transfer an award to certain family members, family trusts or family partnerships to the extent permitted by the administrator. The grant of an award under the plan does not constitute a contract of employment or right to continued service.

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KapStone Paper and Packaging 2014 Incentive Plan

Eligibility and administration

The KapStone Paper and Packaging 2014 Incentive Plan (the “KapStone 2014 Plan”) is a legacy equity plan that was established for employees, officers and directors of, and consultants and advisors to, a predecessor WestRock entity, as selected by the administrator or its delegate.

Following Completion, the Smurfit WestRock Board will administer the KapStone 2014 Plan, including so as to give effect to any applicable terms of the Transaction Agreement.

Award types

Stock options, all of which are fully vested, are outstanding under the KapStone 2014 Plan.

Shares subject to the plan

At the Latest Practicable Date, there are outstanding awards under the plan over 33,643 WestRock Shares. Following the conversion of the awards, the assumed awards will be awards over such number of Smurfit WestRock Shares as determined under the Transaction Agreement.

Stock options

Each stock option is exercisable for no more than 10 years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the purchase price of a stock option is not less than 100% of the fair market value of a share on the date of grant.

Subject to the adjustment provisions set forth in the KapStone 2014 Plan, the administrator will not without stockholder approval (i) reduce the exercise price or base price of any previously granted stock option, (ii) cancel any previously granted stock option in exchange for another option with a lower exercise price or base price or (iii) cancel any previously granted stock option in exchange for cash or another award if the exercise price of such stock option exceeds the fair market value of a share on the date of such cancellation, in each case other than in connection with a change in control.

Termination of service

If an optionee’s employment is terminated for “cause” (as defined in the KapStone 2014 Plan), the option shall terminate immediately and no longer be exercisable. If an optionee’s employment is terminated by death or “disability” (as defined in the KapStone 2014 Plan) or in the case of the “retirement” (as defined in the KapStone 2014 Plan) of an optionee, an option will be exercisable prior to the date which is the earlier of two years following the date of termination or the expiration date of the option. If an optionee’s employment is terminated for any other reason, an option will be exercisable prior to the date which is the earlier of three months following the date of termination or the expiration date of the option.

Change in control

In the event that a future change in control of Smurfit WestRock occurs, the Smurfit WestRock Board may (i) determine that an award will be assumed or substituted with a substantially equivalent award by an acquiring or succeeding entity (or an affiliate thereof) on such terms as the Smurfit WestRock Board determines to be appropriate; (ii) upon written notice to the grantee, provide that an award will terminate immediately prior to the consummation of the transaction unless exercised by the grantee within a specified period following the date of the notice; (iii) in the event that the change in control is a sale or similar transaction under the terms of which holders of common stock receive the Sales Price, make or provide for a payment to each grantee equal to the amount by which (a) the Sales Price times the number of shares of common stock subject to the award (to the extent such award is then exercisable or vested) exceeds (b) the aggregate exercise or base price, if any, for all such shares of common stock; or (iv) make such other equitable adjustments as the Smurfit WestRock Board deems appropriate.

Amendment and termination

The KapStone 2014 Plan may be amended, suspended or terminated by applicable board action at any time, provided that (i) stockholder approval is obtained if required by law or by the rules of any stock exchange and (ii) no such amendment materially adversely affects the right of a grantee in any award previously granted, without the grantee’s written consent.

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Clawback

The awards and any cash payment or shares delivered pursuant to an award are subject to forfeiture, recovery or other action pursuant to the applicable award agreement or any applicable clawback or recoupment policy.

General

Generally, awards are only transferable by a recipient’s last will and testament and by the applicable laws of descent and distribution, unless provided otherwise by the administrator and subject to disclosure requirements except that the administrator may provide in an award agreement that a participant may transfer an award to certain family members, family trusts or family partnerships to the extent permitted by the administrator. The grant of an award under the plan does not constitute a contract of employment or right to continued service.

KapStone Paper and Packaging 2006 Incentive Plan

The KapStone Paper and Packaging 2006 Incentive Plan, as amended and restated (the “KapStone 2006 Plan”), is a legacy equity plan that was established for employees, officers and directors of, and consultants or advisors to, a predecessor WestRock entity and its subsidiary corporations. At the Latest Practicable Date, there are no longer any outstanding awards under the KapStone 2006 Plan, and no further awards may be granted under the KapStone 2006 Plan.

14.	Significant subsidiaries of the Combined Group

14.1	The Company

Save for Merger Sub and Latour Merger Sub Corporation, at the date of this Prospectus, the Company does not hold any equity interest in any other legal entity. On Completion, the Company will become the ultimate holding company of the Combined Group, comprising Smurfit Kappa and WestRock.

14.2	Smurfit Kappa

Each of Smurfit Kappa Group plc, Smurfit Kappa Investments Limited and Smurfit Kappa Acquisitions Unlimited Company, with an address at Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland, is a holding company with no operations of its own. Smurfit Kappa Acquisitions Unlimited Company is a public unlimited company. Set forth below is a table containing information on the principal subsidiaries of Smurfit Kappa as at 31 December 2023.

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Name and address	Domicile	Equity interest (direct/indirect) as at 31 December 2023 (%)
Cartón de Colombia, S.A. Calle 15 No. 18–109 Puerto Isaacs Yumbo – Valle del Cauca Colombia	Colombia	99.7
Smurfit Carton y Papel de México S.A. de C.V. Miguel de Cervantes Saavedra, 301, Torre B Piso 8. Colonia Ampliación Granada, Alc. Miguel Hidalgo Ciudad de Mexico, c.p. 11520 Mexico	Mexico	100
Smurfit Kappa Nettingsdorf AG & Co KG Nettingsdorfer Straße 40, 4053 Haid bei Ansfelden Austria	Austria	100
Smurfit International B.V. Warandelaan 2 4904 PC Oosterhout The Netherlands	Netherlands	100
Smurfit Kappa de Argentina, S.A. Av. Cordoba 838, 9 Floor, of. 18 Ciudad de Buenos Aires, Argentina	Argentina	100
Smurfit Kappa Deutschland GmbH Tilsiter Straße 162 22047 Hamburg Germany	Germany	100
Smurfit Kappa Europe B.V. Evert van de Beekstraat 1–106 1118 CL Schiphol The Netherlands	Netherlands	100
Smurfit Kappa Italia, S.p.A. Via Vincenzo Monti 12 20123 Milano (MI) Italy	Italy	100
Smurfit Kappa Holdings US Inc. 913 N. Market Street, Suite 200 Wilmington, DE 19801 United States	United States	100
Smurfit Kappa Ireland Limited Beech Hill, Clonskeagh Dublin 4, Ireland D04 N2R2	Ireland	100
Smurfit Kappa Kraftliner Piteå AB SE – 941 86, Piteå Sweden	Sweden	100
Smurfit Kappa Nederland B.V. Warandelaan 2 4904 PC Oosterhout The Netherlands	Netherlands	100
Smurfit Kappa Nervión, S.A. B Arriandi s/n 48215 Iurreta Vizcaya, Spain	Spain	100
Smurfit Kappa Packaging UK Limited Cunard Building, Pier Head Liverpool, LS3 1SF United Kingdom	England	100
Smurfit Kappa do Brasil Indústria de Embalagens S.A Rua Castilho, 392, Cj.162, Brooklin CEP 04568–010, São Paulo Brazil	Brazil	100
Smurfit Kappa Participations SAS 5 Avenue du Général de Gaulle 94160 Saint Mandé France	France	100
Smurfit Kappa Treasury Unlimited Company Beech Hill, Clonskeagh Dublin 4, Ireland D04 N2R2	Ireland	100

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14.3	WestRock

The following table shows the principal subsidiaries of WestRock as at 31 March 2024.

Name	State or Jurisdiction of Organisation(1)	Equity interest (direct/indirect) as at 31 March 2024 (%)
WRKCo Inc.	Delaware, United States	100
WestRock MWV, LLC	Delaware, United States	100
WestRock RKT, LLC	Georgia, United States	100
WestRock Coated Board, LLC	Delaware, United States	100
WestRock Timber Note Holding Company III	Delaware, United States	100
WestRock CP, LLC	Delaware, United States	100
WestRock Holding Company III	Georgia, United States	100
WestRock Paper and Packaging, LLC	Delaware, United States	100
WestRock Kraft Paper, LLC	Delaware, United States	100
WestRock Finco, LLC	Delaware, United States	100
WestRock Converting, LLC	Georgia, United States	100
WestRock Finco Holdings, LLC	Delaware, United States	100
Super Eagle Acquisition LLC	Delaware, United States	100
WRK Luxembourg Sarl	Luxembourg	100
WRK International Holdings Sarl	Luxembourg	100
WestRock Luxembourg Sarl	Luxembourg	100
Stone Global Inc.	Delaware, United States	100
WestRock Canada Holdings Inc.	Georgia, United States	100
WestRock Holdings B.V.	The Netherlands	100
Super Eagle Acquisition Mexico S de RL de CV.	Mexico	100
Gondi S. de R.L. de C.V.	Mexico	100

Note:

(1)	The determination of ownership as of 31 March 2024 was determined using WestRock’s financial information as of and for the financial year ended 30 September 2023.

15.	Material contracts of the Combined Group

15.1	The Company

The following is a summary of each material contract (other than contracts entered into in the ordinary course of business) to which the Company is a party, for the two years immediately preceding the publication of this Prospectus, and each other contract (not being a contract entered into in the ordinary course of business) entered into by the Company which contains any provisions under which the Company has an obligation or entitlement which is material to the Company as at the date of this Prospectus:

Transaction Agreement

On 12 September 2023, the Company, Smurfit Kappa Group plc, WestRock Company and Merger Sub entered into the Transaction Agreement in connection with the Combination. See Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus for a summary of the key terms of the Transaction Agreement.

15.2	Smurfit Kappa

The following is a summary of each material contract (other than contracts entered into in the ordinary course of business) to which Smurfit Kappa Group plc or any of its subsidiaries is a party, for the two years immediately preceding the publication of this Prospectus, and each other contract (not being a contract entered into in the ordinary course of business) entered into by Smurfit Kappa Group plc or any of its subsidiaries which contains any provisions under which Smurfit Kappa Group plc or any of its subsidiaries has an obligation or entitlement which is material to Smurfit Kappa as at the date of this Prospectus:

Transaction Agreement

On 12 September 2023, the Company, Smurfit Kappa Group plc, WestRock Company and Merger Sub entered into the Transaction Agreement in connection with the Combination. See Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus for a summary of the key terms of the Transaction Agreement.

The Notes

On 3 April 2024, SK Treasury issued the Notes in an aggregate principal amount of $2.75 billion, comprised of:

•	the 2030 Notes, in an aggregate principal amount of $750 million;

•	the 2034 Notes, in an aggregate principal amount of $1.0 billion; and

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•	the 2054 Notes, in an aggregate principal amount of $1.0 billion.

Each series of Notes was issued under the Notes Indenture, dated 3 April 2024, between, among others, SK Treasury as issuer, Smurfit Kappa Group plc as parent guarantor and Deutsche Bank Trust Company Americas, as trustee, and are senior unsecured obligations of SK Treasury, to be guaranteed by Smurfit WestRock and the other Post-Completion Additional Guarantors (as defined in the Notes Indenture) following Completion.

Maturity and Interest

The 2030 Notes bear interest at a rate of 5.200% per annum and will mature on 15 January 2030. Interest on the 2030 Notes is payable semi-annually on 15 January and 15 July of each year, beginning on 15 July 2024.

The 2034 Notes bear interest at a rate of 5.438% per annum and will mature on 3 April 2034. The 2054 Notes bear interest at a rate of 5.777% per annum and will mature on 3 April 2054. Interest on the 2034 Notes and the 2054 Notes is payable semi-annually in arrears on 3 April and 3 October of each year, beginning on 3 October 2024.

Redemption

Prior to (i) 15 December 2029 with respect to the 2030 Notes, (ii) 3 January 2034 with respect to the 2034 Notes and (iii) 3 October 2053 with respect to the 2054 Notes, SK Treasury may redeem any series of the Notes at its option, in whole or in part, at a redemption price equal to the greater of the following amounts:

•	100% of the principal amount of the Notes being redeemed; and

•	the applicable “make-whole” premium, together with the accrued and unpaid interest thereon, if any, and the additional amounts, if any, to, but not including, the redemption date.

On or after the applicable date with respect to each series of Notes as described in the previous paragraph, SK Treasury may redeem any series of the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus the accrued and unpaid interest thereon, if any, and the additional amounts, if any, to, but not including, the redemption date.

If (i) the Combination is not consummated prior to 12 March 2025, (ii) the Transaction Agreement is terminated at any time prior to 12 March 2025 (other than as a result of consummating the Combination) or (iii) Smurfit Kappa publicly announces at any time prior to 12 March 2025 that it will no longer pursue the consummation of the Combination, SK Treasury will be required to redeem all of the outstanding Notes of each series pursuant to a Special Mandatory Redemption at a redemption price equal to 101% of the aggregate principal amount of the Notes of such series, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date (as defined in the Notes Indenture).

Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market.

Change of Control

Upon the occurrence of a Change of Control Repurchase Event (as defined in the Notes Indenture) with respect to a particular series of Notes, each Holder (as defined in the Notes Indenture) will have the right to require SK Treasury to repurchase all or any part of that Holder’s Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest thereon, if any, and additional amounts, if any, to, but not including, the date of purchase. Pursuant to the Notes Indenture, the Combination will not be deemed to involve a Change of Control (as defined in the Notes Indenture).

Events of Default

The Notes Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

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Covenants

The Notes Indenture contains covenants for the benefit of the holders of the Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and/or its subsidiaries, including SK Treasury, as applicable, to:

•	enter into certain guarantees with respect to certain existing indebtedness or Public Indebtedness (as defined in the Notes Indenture) without guaranteeing the Notes;

•	incur liens on their principal properties to secure indebtedness above a certain threshold other than Permitted Liens (as defined in the Notes Indenture) or unless the Notes are equally and ratably secured; and

•	undertake certain mergers, consolidations or sales of all, or substantially all, assets.

SK Treasury is required to make available periodic financial reports under the Notes Indenture. These covenants are subject to a number of qualifications and exceptions as set out in the Notes Indenture.

Revolving Facility Agreement

On 28 January 2019, Smurfit Kappa Holdings Limited (which was merged by absorption into Smurfit Kappa Investments Limited on 30 September 2023), SK Treasury and certain other members of Smurfit Kappa entered into a revolving facility agreement (the “Revolving Facility Agreement”) arranged by a group of their key relationship banks. The Revolving Facility Agreement provides for a €1.35 billion revolving credit facility (the “Revolving Credit Facility”) with an original maturity date of 28 January 2024. Such maturity date was extended to 28 January 2025 on 13 December 2019 and then extended to 28 January 2026 on 17 December 2020. As at 31 December 2023, Smurfit Kappa had $4 million outstanding under this facility.

Interest and Fees

Advances under the Revolving Credit Facility bear interest at a rate equal to the relevant interbank rate or, from an agreed rate switch date, a daily non-cumulative compounded risk-free rate plus an applicable credit adjustment spread for a specific currency determined in accordance with the methodology set out in the Revolving Facility Agreement (and if, in each case, such rate is below zero, it will be deemed to be zero) plus a margin between a minimum of 0.50% and a maximum of 1.50% depending on Smurfit Kappa’s long-term corporate credit rating with each of Standard & Poor’s Rating Services, Fitch Ratings Ltd and/or Moody’s Investor Services Limited. Upon attaining investment grade status with two of the above rating agencies, if the other rating agency does not give an investment grade rating, the margin shall be determined by reference to the two investment grade ratings only. Following the upgrade of Smurfit Kappa to BBB- by Fitch Ratings in December 2020 and then to Baa3 and BBB- by Moody’s Investor Services Limited and Standard & Poor’s Rating Services, respectively, in February 2021, the margin on the Revolving Credit Facility reduced from 0.817% to 0.65%. The margin may further be increased by a maximum of 0.05% or decreased by a maximum of 0.05% depending on the number of targets achieved with respect to five sustainability indicators.

Commitment fees are calculated daily at an annual rate and are payable quarterly in arrears on the undrawn, uncancelled amount of the Revolving Credit Facility at a rate equal to 35% of the applicable margin on each lender’s available commitment under the facility for the relevant period.

Certain agency fees are payable to the facility agent. A utilisation fee of up to 0.40% per annum is also payable to the facility agent (for the benefit of each lender) depending on the aggregate amount of the Revolving Credit Facility which is utilised.

Restrictive Covenants

The Revolving Facility Agreement contains certain restrictive covenants. These include restrictions on encumbrances, disposals and the incurrence of financial indebtedness by members of Smurfit Kappa which are not guarantors under the Revolving Facility Agreement, in each case subject to certain exceptions and permitted thresholds.

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Financial Covenants

Smurfit Kappa is tested half yearly for certain financial covenants on a rolling 12-month basis determined in accordance with its financial statements. Specifically, the tests require that (i) the ratio of net borrowings to covenant EBITDA shall not be greater than 3.75 to 1.00 for any relevant testing date, and (ii) the ratio of covenant EBITDA to net interest payable shall not be less than 3.00:1 for any relevant testing date (in each case as defined in the Revolving Facility Agreement).

Repayment

Each drawing under the Revolving Credit Facility is repayable on the last day of its applicable interest period, subject to a final repayment date on 28 January 2026.

Prepayment

A lender can require the prepayment of all outstanding amounts and the cancellation of its commitments under the Revolving Facility Agreement (including any ancillary facilities) upon a change of control (as defined in the Revolving Facility Agreement). On 22 September 2023, Smurfit Kappa Holdings Limited (which was merged by absorption into Smurfit Kappa Investments Limited on 30 September 2023) and National Westminster Bank Plc (on behalf of the lenders under the Revolving Facility Agreement) agreed to amend the definition of “Change of Control” in the Revolving Facility Agreement to allow a new holding company incorporated under the laws of Ireland to become the direct holder of 100% of the issued share capital of Smurfit Kappa Group plc. Voluntary prepayments can be made, subject to the payment of any applicable break costs and without prepayment penalties being payable in a prescribed minimum amount of €1 million.

Security and Guarantees

The Revolving Facility Agreement is unsecured.

The indebtedness under the Revolving Facility Agreement and related hedging arrangements is guaranteed on substantially the same basis as the 2025 Notes, the 2026 Notes, the 2027 Notes and the Green Notes.

Events of Default

The Revolving Facility Agreement contains customary events of default, including payment defaults; breaches of representations and warranties; covenant defaults; cross defaults to certain other material indebtedness in excess of specified amounts; and certain events of bankruptcy and insolvency.

US Yankee Bonds

Smurfit Kappa Treasury Funding Designated Activity Company (formerly known as Smurfit Kappa Treasury Funding Limited, Smurfit Capital Funding Limited and Smurfit Capital Funding Public Limited Company), an indirect wholly-owned subsidiary of Smurfit Kappa Investments Limited, issued an aggregate principal amount of $350 million 7.50% debentures due 2025 (the “US Yankee Bonds”) pursuant to an indenture dated as at 15 November 1995, among Smurfit Kappa Treasury Funding Designated Activity Company, as issuer, Smurfit Packaging Corporation Limited, as guarantor, certain subsidiary guarantors and BNY Mellon Corporate Trust, as trustee. As at 31 December 2023, Smurfit Kappa had an aggregate principal amount of $292 million of US Yankee Bonds outstanding.

Maturity and Interest

The US Yankee Bonds mature on 20 November 2025 and bear interest at the rate equal to 7.50% per annum. Interest is payable in cash on 20 May and 20 November of each year.

Guarantees

The US Yankee Bonds are fully and unconditionally guaranteed by (i) Smurfit Packaging Corporation Limited, (ii) Smurfit International B.V., an indirect wholly-owned Dutch subsidiary of Smurfit Packaging Corporation Limited and (iii) SK Treasury.

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Redemption

The US Yankee Bonds may be redeemed at Smurfit Kappa’s option in whole, but not in part, at any time at the principal amount plus accrued interest in the event of certain tax law changes requiring the payment of additional amounts.

Smurfit Kappa Treasury Funding Designated Activity Company is not required to make mandatory redemption or sinking fund payments with respect to the US Yankee Bonds.

Events of Default

The US Yankee Bonds Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to other indebtedness, and certain events of bankruptcy, insolvency or reorganisation.

Covenants

The US Yankee Bond Indenture contains covenants for the benefit of the holders of the US Yankee Bonds that, among other things, limit Smurfit Kappa Packaging Limited’s ability and that of any of its restricted subsidiaries, including SK Treasury, to consolidate with, or merger into, or transfer or lease their respective assets incur liens and enter into sale and leaseback transactions.

These limitations are, however, subject to a number of qualifications and exceptions.

2025 Notes

Smurfit Kappa Acquisitions Unlimited Company issued an aggregate principal amount of €250 million 2.75% senior notes due 2025 (the “2025 Notes”) pursuant to an indenture (the “2025 Indenture”) dated as at 16 February 2015, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar.

Maturity and Interest

The 2025 Notes mature on 1 February 2025 and bear interest at a rate equal to 2.750% per annum. Interest is payable in cash on 1 February and 1 August of each year.

Redemption

At any time prior to 1 November 2024 (three months prior to the maturity of the 2025 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2025 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 1 November 2024 (three months prior to the maturity of the 2025 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2025 Notes at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

Smurfit Kappa Acquisitions Unlimited Company may redeem the 2025 Notes in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on the 2025 Notes or the guarantees of the 2025 Notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

Smurfit Kappa Acquisitions Unlimited Company is not required to make mandatory redemption or sinking fund payments with respect to the 2025 Notes.

Change of Control

The 2025 Indenture provides that upon the occurrence of a “Change of Control” and a “Rating Event” (each as defined in the 2025 Indenture), each holder of 2025 Notes may require Smurfit Kappa Acquisitions Unlimited Company to offer to repurchase the 2025 Notes held by such holder at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. No consent was sought from 2025 Notes bondholders in connection with the Combination as Smurfit Kappa intends to redeem such notes from existing liquid resources at an appropriate time.

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Events of Default

The 2025 Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The 2025 Indenture contains covenants for the benefit of the holders of the 2025 Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries to:

•	enter into guarantees issued by subsidiaries with respect to certain then existing indebtedness or other similar public indebtedness without guaranteeing the 2025 Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the 2025 Indenture. These covenants are subject to a number of qualifications and exceptions.

2026 Notes

Smurfit Kappa Acquisitions Unlimited Company issued an aggregate principal amount of €600 million 2.875% senior notes due 2026 (including the €400 million such notes issued subsequently, the “2026 Notes”) pursuant to an indenture (the “2026 Indenture”) dated as at 28 June 2018, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar.

Maturity and Interest

The 2026 Notes mature on 15 January 2026 and bear interest at a rate equal to 2.875% per annum. Interest is payable in cash on 15 January and 15 July of each year.

Redemption

At any time prior to 15 October 2025 (three months prior to the maturity of the 2026 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2026 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 15 October 2025 (three months prior to the maturity of the 2026 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2026 Notes at a redemption price equal to 100% of the principal amount of the 2026 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

Smurfit Kappa Acquisitions Unlimited Company may redeem the 2026 Notes in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on the 2026 Notes or the guarantees of the 2026 Notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

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Smurfit Kappa Acquisitions Unlimited Company is not required to make mandatory redemption or sinking fund payments with respect to the 2026 Notes.

Change of Control

The 2026 Indenture provides that upon the occurrence of a “Change of Control” and a “Rating Event” (each as defined in the 2026 Indenture), each holder of 2026 Notes may require Smurfit Kappa Acquisitions Unlimited Company to offer to repurchase the 2026 Notes held by such holder at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. Pursuant to a consent solicitation launched by Smurfit Kappa Acquisitions Unlimited Company, the 2026 Indenture was amended to explicitly provide consent for certain corporate actions to be taken in connection with the Combination and such actions shall not be deemed to constitute a “Change of Control”.

Events of Default

The 2026 Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The 2026 Indenture contains covenants for the benefit of the holders of the 2026 Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries, including SK Treasury, to:

•	enter into guarantees issued by subsidiaries with respect to certain existing indebtedness or other similar public indebtedness without guaranteeing the 2026 Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the 2026 Indenture. These covenants are subject to a number of qualifications and exceptions.

2027 Notes

SK Treasury issued an aggregate principal amount of €750 million 1.50% senior notes due 2027 (the “2027 Notes”) pursuant to an indenture (the “2027 Indenture”) dated as at 16 September 2019, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar.

Maturity and Interest

The 2027 Notes mature on 15 September 2027 and bear interest at a rate equal to 1.500% per annum. Interest is payable in cash on 15 March and 15 September of each year.

Redemption

At any time prior to 15 June 2027 (three months prior to the maturity of the 2027 Notes), SK Treasury may redeem all or a part of the 2027 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 15 June 2027 (three months prior to the maturity of the 2027 Notes), SK Treasury may redeem all or a part of the 2027 Notes at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

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SK Treasury may redeem the 2027 Notes in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on the 2027 Notes or the guarantees of the 2027 Notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

SK Treasury is not required to make mandatory redemption or sinking fund payments with respect to the 2027 Notes.

Change of Control

The 2027 Indenture provides that upon the occurrence of a “Change of Control” and a “Rating Event” (each as defined in the 2027 Indenture), each holder of 2027 Notes may require SK Treasury to offer to repurchase the 2027 Notes held by such holder at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. Pursuant to a consent solicitation launched by SK Treasury, the 2027 Indenture was amended to explicitly provide consent for certain corporate actions to be taken in connection with the Combination and such actions shall not be deemed to constitute a “Change of Control”.

Events of Default

The 2027 Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The 2027 Indenture contains covenants for the benefit of the holders of the 2027 Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries, including SK Treasury, to:

•	enter into guarantees issued by subsidiaries with respect to certain existing indebtedness or other similar public indebtedness without guaranteeing the 2027 Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the 2027 Indenture. These covenants are subject to a number of qualifications and exceptions.

Green Notes

SK Treasury issued an aggregate principal amount of €500 million 0.50% senior notes due 2029 (the “2029 Notes”) and €500 million 1.00% senior notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “Green Notes”) pursuant to an indenture (the “Green Notes Indenture”) dated as at 22 September 2021, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar.

Maturity and Interest

The 2029 Notes mature on 22 September 2029 and bear interest at a rate equal to 0.50% per annum. Interest is payable in cash on 22 September of each year.

The 2033 Notes mature on 22 September 2033 and bear interest at a rate equal to 1.00% per annum. Interest is payable in cash on 22 September of each year.

Redemption

At any time prior to 22 June 2029 (three months prior to the maturity of the 2029 Notes), SK Treasury may redeem all or a part of the 2029 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

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On or after 22 June 2029 (three months prior to the maturity of the 2029 Notes), SK Treasury may redeem all or a part of the 2029 Notes at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

At any time prior to 22 June 2033 (three months prior to the maturity of the 2033 Notes), SK Treasury may redeem all or a part of the 2033 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 22 June 2033 (three months prior to the maturity of the 2033 Notes), SK Treasury may redeem all or a part of the 2033 Notes at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

SK Treasury may redeem the 2029 Notes or the 2033 Notes, in each case in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on such notes or the guarantees of such notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

SK Treasury is not required to make mandatory redemption or sinking fund payments with respect to the Green Notes.

Change of Control

The Green Notes Indenture provides that upon the occurrence of a “Change of Control Repurchase Event” (as defined in the Green Notes Indenture), each holder of Green Notes may require SK Treasury to offer to repurchase the Green Notes held by such holder at a purchase price in cash equal to 100% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. Pursuant to a consent solicitation launched by SK Treasury, the Green Notes Indenture was amended to explicitly provide consent for certain corporate actions to be taken in connection with the Combination and such actions shall not be deemed to constitute a “Change of Control Repurchase Event”.

Events of Default

The Green Notes Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The Green Notes Indenture contains covenants for the benefit of the holders of the Green Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries, including SK Treasury, to:

•	enter into guarantees issued by subsidiaries with respect to certain existing indebtedness or other similar public indebtedness without guaranteeing the Green Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the Green Notes Indenture. These covenants are subject to a number of qualifications and exceptions.

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Securitisation Transactions

2010 Securitisation Facility

On 16 November 2010, certain members of Smurfit Kappa entered into a securitisation facility (as amended and restated from time to time, the “2010 Securitisation Facility”) with a scheduled maturity date of 30 November 2026 and a final maturity date of 30 May 2027, which provides up to €230 million of funding by way of variable funding notes issued by Smurfit Kappa Receivables plc, a special purpose entity provided to support the funding provided by a conduit of Lloyds Bank plc. As at 31 December 2023, Smurfit Kappa had $14 million outstanding under this facility.

Receivables generated by certain of Smurfit Kappa’s operating companies in the United Kingdom, Germany and France are sold to special purpose subsidiaries and entities to support the funding provided by a Lloyds Bank plc conduit. This funding is provided by way of variable funding notes issued by Smurfit Kappa Receivables plc (one of the special purpose entities). The 2010 Securitisation Facility is supported by collateral consisting of the receivables sold under the facility and cash held in the securitisation bank accounts. The sale of the securitised receivables does not meet the requirements for derecognition under ASC 860. As a result, the sold receivables continue to be shown on the face of Smurfit Kappa’s consolidated balance sheets, and the notes issued to fund the purchase of these receivables are shown as liabilities.

2013 Securitisation Facility

On 3 July 2013, certain members of Smurfit Kappa entered into a securitisation facility (as amended and restated from time to time, the “2013 Securitisation Facility”) with a scheduled maturity date of 19 April 2026 and a final maturity date of 19 October 2026, which provides up to €100 million of funding by way of variable funding notes issued by Smurfit Kappa International Receivables Designated Activity Company, a special purpose entity provided to support the funding provided by a conduit of Coöperatieve Rabobank U.A. (“Rabobank”) and by a conduit of Landesbank Hessen-Thüringen Girozentrale (trading as Helaba Bank).

In April 2021, Smurfit Kappa amended and extended the 2013 Securitisation Facility to reduce the facility size from €200 million to €100 million, and to extend the scheduled maturity date to 19 April 2026 and extend the final maturity date to 19 October 2026. Receivables generated by certain of Smurfit Kappa’s operating companies in Austria, Belgium, Italy and the Netherlands are sold to a special purpose group subsidiary, Smurfit Kappa International Receivables Designated Activity Company. A conduit of Rabobank provides up to €77 million of the funding and a conduit of Landesbank Hessen-Thüringen Girozentrale (trading as Helaba Bank) provides up to €23 million of the funding. This funding is provided by way of variable funding notes issued by Smurfit Kappa International Receivables Designated Activity Company. The securitisation facility is supported by the collateral of the receivables and cash held in the bank accounts of Smurfit Kappa International Receivables Designated Activity Company and bank accounts of certain operating companies over which various security interests have been created. The sale of the securitised receivables does not meet the requirements for derecognition under ASC 860. As a result, the sold receivables continue to be shown on the face of Smurfit Kappa’s consolidated balance sheets, and the notes issued to fund the purchase of these receivables are shown as liabilities. As at 31 December 2023, Smurfit Kappa had $6 million outstanding under this facility.

Both of these securitisation programmes incorporate five KPIs spanning Smurfit Kappa’s sustainability objectives regarding climate change, forests, water, waste and people, with the level of KPI achievement linked to the pricing on the programme.

15.3	WestRock The following is a summary of each material contract (other than contracts entered into in the ordinary course of business) to which WestRock Company or any of its subsidiaries is a party, for the two years immediately preceding the publication of this Prospectus, and each other contract (not being a contract entered into in the ordinary course of business) entered into by WestRock Company or any of its subsidiaries which contains provisions under which WestRock Company or any of its subsidiaries has an obligation or entitlement which is material to WestRock Company or any of its subsidiaries as at the date of this Prospectus:

Transaction Agreement

On 12 September 2023, the Company, Smurfit Kappa Group plc, WestRock Company and Merger Sub entered into the Transaction Agreement in connection with the Combination. See Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus for a summary of the key terms of the Transaction Agreement.

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Public Bonds

During the financial year ended 30 September 2019, WestRock Company conducted offers to exchange its wholly-owned subsidiary, WRKCo Inc.’s $500.0 million aggregate principal amount of 3.00% senior notes due 2024, $600.0 million aggregate principal amount of 3.75% senior notes due 2025, $750.0 million aggregate principal amount of its 4.65% senior notes due 2026, $500.0 million aggregate principal amount of 3.375% senior notes due 2027, $600.0 million aggregate principal amount of 4.00% senior notes due 2028 and $750.0 million aggregate principal amount of 4.90% senior notes due 2029, for new notes of the applicable series with terms substantially identical with the notes of such series that are registered under the US Securities Act. As a result of the exchange offer, $490.0 million in aggregate principal amount of the 3.00% senior notes due in 2024, $600.0 million in aggregate principal amount of the 3.75% senior notes due in 2025, $749.3 million in aggregate principal amount of the 4.65% senior notes due in 2026, $491.0 million in aggregate principal amount of the 3.375% senior notes due in 2027, $590.0 million in aggregate principal amount of the 4.00% senior notes due 2028 Notes and $750.0 million in aggregate principal amount of the 4.90% senior notes due in 2029 were validly tendered and subsequently exchanged.

The public bonds are guaranteed by WestRock Company and certain of its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of WestRock Company’s existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of WestRock Company’s existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of its non-debtor/guarantor subsidiaries.

On 22 March 2022, WestRock Company redeemed $350 million aggregate principal amount of its 4.00% senior notes due March 2023 primarily using borrowings under its Receivables Securitisation Facility (as defined below) and recorded an $8.2 million loss on extinguishment of debt. On 22 September 2023, WestRock discharged $500 million aggregate principal amount of its 3.00% senior notes due September 2024 using cash and cash equivalents and borrowings under its Commercial Paper Programme (as defined below) and recorded a $10.5 million gain on extinguishment of debt.

On 26 September 2023, following completion of consent solicitations, WestRock entered into supplemental indentures governing its outstanding $600 million aggregate principal amount of 3.75% senior notes due March 2025; $750 million aggregate principal amount of 4.65% senior notes due March 2026; $500 million aggregate principal amount of 3.375% senior notes due September 2027; $600 million aggregate principal amount of 4.00% senior notes due March 2028 and $750 million aggregate principal amount of 4.90% senior notes due March 2029 to, among other things, amend the definition of “Change of Control” to add an exception for the Combination.

As at 31 March 2024, the face value of WestRock’s public bond obligations outstanding was $5.7 billion.

Revolving Credit Facilities

WestRock Revolving Credit Facility

On 7 July 2022, WestRock terminated its then-existing $2.3 billion unsecured revolving credit facility and entered into a credit agreement with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent (the “WestRock Revolving Credit Agreement”) that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion US revolving facility and a $500 million multicurrency revolving facility (collectively, the “WestRock RCF”). The WestRock RCF is guaranteed by WestRock and certain of its subsidiaries as set forth in the WestRock Revolving Credit Agreement.

The WestRock RCF may be used for working capital and general corporate purposes. The WestRock RCF may only be used to: (i) repay indebtedness under the existing credit agreement entered into between WestRock and Wells Fargo Bank, National Association, dated as of 1 July 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), (ii) to pay fees and expenses incurred in connection with the borrowings under the WestRock RCF and the payment of fees, commissions and expenses in connection with each of the foregoing and (iii) to provide for working capital and general corporate purposes of each obligor and WestRock, including any acquisition or other investment not prohibited under the WestRock RCF. WestRock must repay each loan on 7 July 2027, unless accelerated sooner pursuant to the terms of the WestRock RCF.

Loans under the WestRock RCF may be drawn in US dollars, Canadian dollars, euro, and GBP. At WestRock’s option, loans under the WestRock RCF will bear interest at (a) in the case of loans denominated in US dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Canadian dollars, one of CDOR, the US Base Rate or the Canadian Prime Rate, (c) in the case of loans denominated in euro, EURIBOR and (d) in the case of loans denominated in GBP, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.5% per annum (for Term SOFR loans, CDOR loans, EURIBOR loans and SONIA loans) or between 0% per annum and 0.5% per annum (for alternate base rate loans, US Base Rate loans and Canadian Prime Rate loans), based upon WestRock’s corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the WestRock Revolving Credit Agreement) whichever yields a lower applicable interest rate margin at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.1% per annum. In addition, unused revolving commitments under the WestRock RCF will accrue a commitment fee that will fluctuate between 0.08% per annum and 0.225% per annum, based upon WestRock’s corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the WestRock Revolving Credit Agreement), whichever yields a lower applicable commitment fee rate at such time.

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The WestRock Revolving Credit Agreement contains customary prepayment and cancellation provisions and customary conditions precedent, representations, warranties, financial covenants and events of default, including:

(a)	financial covenants requiring that the ratio of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence to the sum of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence plus the equity capitalisation plus deferred taxes of WestRock and certain of its subsidiaries determined as of the last day of each fiscal quarter shall not be greater than (A) 0.65:1.00 for the last day of each fiscal quarter ending on or after the closing date, or (B) 0.70:1.00 for such date occurring on or prior to the last day of the third full fiscal quarter ending after the consummation of a qualified acquisition;

(b)	covenants imposing restrictions on WestRock and/or certain of its subsidiaries ability to enter into mergers, incur additional financial indebtedness, make acquisitions and disposals or grant security (in each case subject to certain exceptions);

(c)	voluntary prepayment of loans (subject to minimum amounts and prior notice);

(d)	if required by a lender, mandatory prepayment of all utilisations provided by that lender, all accrued and unpaid fees and other indebtedness or obligations owing to that lender and cancellation of that lender’s available commitments upon events of default including non-payment, change of control, failure to comply with financial covenants, misrepresentation and breach of other obligations, non-payment cross default and cross acceleration (in relation to certain other financial indebtedness of WestRock and certain of its subsidiaries, subject to a $300,000,000 threshold (calculated individually or in the aggregate)), insolvency, unlawfulness, invalidity, repudiation of the finance documents and material adverse change (subject to customary grace periods and thresholds); and

(e)	certain ongoing financial information provisions.

WestRock amended the WestRock Revolving Credit Agreement on 27 September 2023 to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

As at each of 31 March 2024, 30 September 2023 and 30 September 2022, WestRock had no amounts outstanding under the facility.

European Revolving Credit Facilities

On 7 July 2022, WestRock entered into a credit agreement (the “European Revolving Credit Agreement”) with Coöperatieve Rabobank U.A., New York Branch (“Rabo”) as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the “European Revolving Credit Facility”). The European Revolving Credit Facility is guaranteed by WestRock and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. As at 31 March 2024, WestRock had $86.3 million outstanding under the European Revolving Credit Facility; as at 30 September 2023, WestRock had no amounts outstanding under the European Revolving Credit Facility; and as at 30 September 2022, WestRock had borrowed $265.0 million under the European Revolving Credit Facility.

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The European Revolving Credit Facility may be used for working capital and general corporate purposes. The European Revolving Credit Facility may only be used to: (i) repay obligations outstanding under the prior credit agreement entered into between WestRock and Rabo, dated as of 26 February 2021, (ii) to pay fees and expenses incurred in connection with the borrowings under the European Revolving Credit Facility and the payment of fees, commissions and expenses in connection with each of the foregoing and (iii) to provide for working capital and general corporate purposes of each obligor and WestRock, including any acquisition or other investment not prohibited under the European Revolving Credit Facility. WestRock must repay each loan on 7 July 2025, unless accelerated sooner pursuant to the terms of the European Revolving Credit Facility.

Loans under the European Revolving Credit Facility may be drawn in US dollars, euro, and GBP. At WestRock’s option, loans under the European Revolving Credit Facility will bear interest at (a) in the case of loans denominated in US dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in euro, EURIBOR and (c) in the case of loans denominated in GBP, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.625% per annum (for Term SOFR loans, EURIBOR loans and SONIA loans) or between 0% per annum and 0.625% per annum (for alternate base rate loans), based upon WestRock’s corporate credit ratings at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.1% per annum. In addition, unused revolving commitments under the European Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.1% per annum and 0.275% per annum, based upon WestRock’s corporate credit ratings at such time. Loans under the European Revolving Credit Facility may be prepaid at any time without premium.

The European Revolving Facility Agreement contains customary prepayment and cancellation provisions and customary conditions precedent, representations, warranties, financial covenants and events of default, including:

(a)	financial covenants requiring that the ratio of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence to the sum of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence plus the equity capitalisation plus deferred taxes of WestRock and certain of its subsidiaries determined as of the last day of each fiscal quarter shall not be greater than (A) 0.65:1.00 for the last day of each fiscal quarter ending on or after the closing date, or (B) 0.70:1.00 for such date occurring on or prior to the last day of the third full fiscal quarter ending after the consummation of a qualified acquisition;

(b)	covenants imposing restrictions on WestRock and certain of its subsidiaries ability to enter into mergers, incur additional financial indebtedness, make acquisitions and disposals or grant security (in each case subject to certain exceptions);

(c)	voluntary prepayment of loans (subject to minimum amounts and prior notice);

(d)	if required by a lender, mandatory prepayment of all utilisations provided by that lender, all accrued and unpaid fees and other indebtedness or obligations owing to that lender and cancellation of that lender’s available commitments upon events of default including non-payment, change of control, failure to comply with financial covenants, misrepresentation and breach of other obligations, non-payment cross default and cross acceleration (in relation to certain other financial indebtedness of WestRock and certain of its subsidiaries, subject to a $300,000,000 threshold (calculated individually or in the aggregate)), insolvency, unlawfulness, invalidity, repudiation of the finance documents and material adverse change (subject to customary grace periods and thresholds); and

(e)	certain ongoing financial information provisions.

WestRock amended the European Revolving Credit Agreement on 27 September 2023 to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

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Term Loan Facilities

Delayed Draw Term Facility

On 18 August 2022, WestRock amended the WestRock Revolving Credit Agreement (the “Amended Credit Agreement”) to add a three-year unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion that could be borrowed in a single draw through 31 May 2023 (the “Delayed Draw Term Facility”). On 28 November 2022, WestRock drew upon the facility in full in connection with the acquisition of acquisition of the 67.7% interest in Gondi, S.A. de C.V. The Delayed Draw Term Facility is guaranteed by WestRock and certain of its subsidiaries as set forth in the Amended Credit Agreement. WestRock has the option to extend the maturity date by one year with full lender consent at a fee cost of 20 basis points. As at 31 March 2024 and 30 September 2023, the carrying value of this facility was $749.3 million and $749.0 million, respectively.

At WestRock’s option, a loan under the Delayed Draw Term Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.5% per annum for a Term SOFR loan or between 0% per annum and 0.5% per annum for an alternate base rate loan based upon WestRock’s corporate credit ratings or the Leverage Ratio (as defined in the Amended Credit Agreement), whichever yields a lower applicable interest rate margin, at such time. A Term SOFR loan will be subject to a credit spread adjustment equal to 0.1% per annum. Any loan under the Delayed Draw Term Facility may be prepaid at any time without premium, and it may not be reborrowed. Accordingly, the Delayed Draw Term Facility does not include any additional financial covenants other than the one listed under the WestRock Revolving Credit Agreement above.

WestRock further amended the Amended Credit Agreement on 27 September 2023 to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

Farm Loan Credit Facilities

On 27 September 2019, WestRock had entered into a credit agreement (as subsequently amended) with CoBank ACB as administrative agent, which replaced a then-existing facility. The facility provided for a seven-year senior unsecured term loan in an aggregate principal amount of $600 million. On 7 July 2022, WestRock entered into an amended and restated credit agreement that amended and restated this facility (the “Farm Credit Facility Agreement”) with CoBank ACB as administrative agent.

The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the “Farm Credit Facility”). At any time, WestRock has the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. At WestRock’s option, loans issued under the Farm Credit Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 1.65% per annum and 2.275% per annum (for Term SOFR loans) or between 0.65% per annum and 1.275% per annum (for alternate base rate loans), based upon WestRock’s corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Farm Credit Facility Agreement) whichever yields a lower applicable interest rate margin at such time. In addition, Term SOFR loans will be subject to a credit spread adjustment equal to 0.1% per annum. The Farm Credit Facility does not include any additional financial covenants other than the one listed under the WestRock Revolving Credit Agreement above.

WestRock amended the Farm Credit Facility Agreement on 27 September 2023, to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

The carrying value of this facility as at 31 March 2024, 30 September 2023 and 30 September 2022 was $598.6 million, $598.4 million and $598.2 million, respectively.

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Receivables Securitisation Facility

WestRock is party to an existing $700.0 million receivables securitisation agreement (as amended and restated from time to time, the “Receivables Securitisation Facility”). The Receivables Securitisation Facility has been amended from time to time, including to extend the maturity thereof, increase the availability thereunder, address LIBOR transition and, in September 2023, to provide that the Combination would not be deemed to constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitisation Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. WestRock tests and reports its compliance with such covenants on a monthly basis and as at 30 September 2023, WestRock was in compliance with these covenants. The Receivables Securitisation Facility includes certain restrictions on receivables eligibility under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions and financial covenants: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitisation Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance.

The commitment fee was 0.25% as of 31 March 2024, 0.25% and 0.35% as of 30 September 2023 and 30 September 2022, respectively. As at 31 March 2024, WestRock had borrowed $525.0 million under this facility. As at 30 September 2023, WestRock had borrowed $425.0 million under this facility. As at 30 September 2022 there were no amounts outstanding under this facility. As at 30 September 2022, maximum available borrowings, excluding amounts outstanding under the Receivables Securitisation Facility, were $700 million and $700 million, respectively. The amount of accounts receivable collateralising the maximum available borrowings as at 31 March 2024, 30 September 2023 and 30 September 2022 were approximately $1,136.3 million, $1,177.6 million and $1,390.5 million, respectively. WestRock has continuing involvement with the underlying receivables as it provides credit and collections services pursuant to the Receivables Securitisation Facility.

Commercial Paper Programme

On 7 December 2018, WestRock established an unsecured commercial paper programme with WRKCo Inc. as the issuer (the “Commercial Paper Programme”). Under the Commercial Paper Programme, WestRock may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The Commercial Paper Programme has no expiration date and can be terminated by either the agent or WestRock with not less than 30 days’ notice. The WestRock RCF (as described above) is intended to backstop the Commercial Paper Programme. Amounts available under the programme may be borrowed, repaid, and re-borrowed from time to time. As at 31 March 2024 and 30 September 2023, there was $564.1 million and $283.9 million outstanding under the Commercial Paper Programme, respectively. WestRock will seek to amend or replace its Commercial Paper Programme to amend reporting requirements and make other conforming modifications to reflect the capital structure of Smurfit WestRock post-Completion, as required.

Accounts Receivable Monetisation Agreements

WestRock is party to accounts receivable monetisation agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts.

On 11 September 2023, WestRock entered into a $700.0 million facility (the “2023 Monetisation Agreement”) with Rabo on substantially the same terms as the former $700.0 million accounts receivable monetisation facility which was terminated on the same day. The 2023 Monetisation Agreement provides for, among other things, (i) an extension of the scheduled termination date until 13 September 2024, and (ii) the ability to effectuate the Combination without any additional consent from Rabo or the triggering of a notification event under the 2023 Monetisation Agreement. The terms of the 2023 Monetisation Agreement limit the balance of receivables sold by WestRock to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the 2023 Monetisation Agreement meet the requirements to be accounted for as sales in accordance with guidance under ASC 860. WestRock will pay a monthly yield on investment to Rabo at a rate equal to Adjusted Term SOFR plus a margin on the outstanding amount of Rabo’s investment.

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WestRock also has a similar $110.0 million uncommitted accounts receivable monetisation facility with Sumitomo Mitsui Banking Corporation that was originally entered into on 4 December 2020. This agreement was amended on 2 December 2021 to address the transition from LIBOR to SOFR and was most recently amended on 2 December 2022 to extend the term to December 2023 and to include certain fee and other general revisions. The facility purchase limit was unchanged and the facility remains uncommitted.

Brazil Export Credit Note

On 18 January 2021, WestRock entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda., as borrower, and WestRock, as guarantor (the “Brazil Export Credit Note”). The Brazil Export Credit Note provides for the outstanding amount of the principal to be repaid in equal, semi-annual instalments beginning on 19 January 2023 until the facility matures on 19 January 2026. The proceeds borrowed are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil’s Certificate of Interbank Deposit rate plus a spread of 2.5%. As at 31 March 2024, 30 September 2023 and 2022, there was R$75.7 million ($15.2 million), R$147.1 million ($29.4 million) outstanding and R$500.0 million ($92.7 million) outstanding, respectively.

16.	Legal and Other Proceedings

16.1	The Company

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the previous 12 months which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

16.2	Smurfit Kappa

Except as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of Smurfit Kappa Group plc and/or Smurfit Kappa:

International Arbitration Against Venezuela

Smurfit Kappa announced in 2018 that due to the Government of Venezuela’s measures, Smurfit Kappa no longer exercised control over the business of Smurfit Kappa Carton de Venezuela. Smurfit Kappa’s Venezuelan operations were therefore deconsolidated in the third quarter of 2018. Later that year, Smurfit Kappa’s wholly-owned subsidiary, Smurfit Holdings BV, filed an international arbitration claim against the Bolivarian Republic of Venezuela before the World Bank’s International Centre for Settlement of Investment Disputes seeking compensation for Venezuela’s unlawful seizure of its Venezuelan business as well as for other arbitrary, inconsistent and disproportionate State measures that destroyed the value of its investments in Venezuela.

Following the exchange of written submissions, an oral hearing was held in September 2022 in Paris. Post-hearing briefs were submitted in December 2022 and February 2023. Upon the completion of its deliberations, the arbitral tribunal will issue its decision.

Italian Competition Authority Investigation

In August 2019, the AGCM notified approximately 30 companies, of which Smurfit Kappa Italia was one, that an investigation had found the companies to have engaged in anti-competitive practices, in relation to which the AGCM levied a fine of €124 million on Smurfit Kappa Italia, which was paid in 2021. In October 2019, Smurfit Kappa Italia appealed the AGCM’s decision to the First Administrative Court of Appeal (TAR Lazio), however Smurfit Kappa Italia was later notified that this appeal had been unsuccessful. In September 2021, Smurfit Kappa Italia filed a further appeal to the Council of State which published its ruling in February 2023. While some grounds of appeal were dismissed, the Council of State upheld Smurfit Kappa Italia’s arguments regarding the quantification of the fine. As a result, the AGCM was directed to recalculate Smurfit Kappa Italia’s fine. On 7 March 2024, the AGCM notified Smurfit Kappa Italia that its fine had been reduced by €16.7 million. Smurfit Kappa Italia may appeal this decision.

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Separate to these proceedings regarding the fine, in May 2023, Smurfit Kappa Italia filed an application with the Council of State for revocation of the February 2023 ruling to the extent that it failed to consider certain pleas that had been raised by Smurfit Kappa Italia on appeal. If successful, the revocation will imply that the Council of State will have to (re-)assess those pleas, which in turn could determine the partial annulment of the August 2019 ACGM decision, although this would not impact the size of the fine levied on Smurfit Kappa Italia. A decision is currently expected by the end of 2024.

After publication of the AGCM’s August 2019 decision, a number of purchasers of corrugated sheets and boxes initiated litigation proceedings against Smurfit Kappa companies, alleging that they were harmed by the alleged anti-competitive practices and seeking damages. These actions are still in early stages and Smurfit Kappa cannot predict its potential liability or their outcomes with certainty at this point in time. However, Smurfit Kappa believes that they are without merit. In addition, other parties have threatened litigation against Smurfit Kappa seeking damages (either specified or unspecified). It cannot be anticipated whether these threatened actions will become actual litigation proceedings, nor whether any amounts claimed will be the same as those that have been threatened. However, Smurfit Kappa believes that these threatened actions are without merit.

16.3	WestRock

Except as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability WestRock Company and/or WestRock:

Brazil Tax Liability

WestRock is challenging claims by the Brazil Federal Revenue Department that WestRock underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals (“CARF”) principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalised and is now the subject of an annulment action WestRock filed in the Brazil federal court. CARF notified WestRock of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on 3 June 2020. WestRock has filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favour of WestRock effective 23 January 2023.

WestRock asserts that it has no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$730 million ($146 million) as of 31 March 2024, including various penalties and interest. The US dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of the uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognised tax benefits in the WestRock H1 Financial Statements. Resolution of the uncertain tax positions could have a significant effect on WestRock Company and/or WestRock’s financial position or profitability in future periods depending upon their ultimate resolution.

Other Litigation

During the financial year ended 30 September 2018, WestRock submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in the financial years ended 30 September 2019 and 2020, WestRock received demand letters from PIUMPF, including a demand for withdrawal liabilities and for WestRock’s proportionate share of PIUMPF’s accumulated funding deficiency, and WestRock refined its liability, the impact of which was not significant. WestRock began making monthly payments for the PIUMPF withdrawal liabilities in the financial year ended 30 September 2020, excluding the accumulated funding deficiency demands. WestRock disputes the accumulated funding deficiency demands. In February 2020, WestRock received a demand letter from PIUMPF asserting that WestRock owes $51.2 million for WestRock’s pro-rata share of PIUMPF’s accumulated funding deficiency, including interest. Similarly, in April 2020, WestRock received an updated demand letter related to a WestRock subsidiary asserting that WestRock owes $1.3 million of additional accumulated funding deficiency, including interest. The subsidiary for which WestRock received the updated demand letter was sold in September 2023. In July 2021, the PIUMPF filed suit against WestRock in the US District Court for the Northern District of Georgia claiming the right to recover WestRock’s pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney’s fees. WestRock believes that the liability for this matter was adequately reserved in its financial statements as at 31 March 2024.

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17.	Related party transactions

17.1	Smurfit Kappa

The related party transactions that were entered into by Smurfit Kappa during the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023 are described in the Smurfit Kappa Annual Financial Statements, which are included in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus. There were no new related party transactions entered into by Smurfit Kappa between 31 December 2023 and the Latest Practicable Date that were material to Smurfit Kappa.

17.2	WestRock

The related party transactions that were entered into by WestRock during the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023 are described in the WestRock Annual Financial Statements, which are included in Part 19 (Historical Financial Statements of WestRock) of this Prospectus. There were no new related party transactions entered into by WestRock between 30 September 2023 and the Latest Practicable Date that were material to WestRock.

18.	No significant change

18.1	Smurfit Kappa

On 3 April 2024, SK Treasury completed the Notes Offering, as described in more detail in paragraph 10 (Financing) of Part 6 (Information on the Combination) of this Prospectus, in the aggregate principal amount of $2.75 billion. If Completion does not occur, the Notes will be subject to a Special Mandatory Redemption. Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market. The net proceeds of the Notes are and will continue to be held by Smurfit Kappa as cash and cash equivalents pending Completion. Other than the foregoing, there has been no significant change in the financial position or financial performance of Smurfit Kappa since 31 December 2023 (being the date to which the last audited consolidated financial statements of Smurfit Kappa were prepared) to the date of this Prospectus.

18.2	WestRock

There has been no significant change in the financial position or financial performance of WestRock since 31 March 2024 (being the date to which the last interim consolidated financial statements of WestRock were prepared).

19.	Combined Group working capital statement

The Company is of the opinion that, taking into account the cash resources and bank facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of publication of this Prospectus.

20.	Dividend per Share

20.1	The Company

To date, the Company has not paid any dividends on the Smurfit WestRock Shares. For information on the proposed dividend policy of the Company following Completion, see paragraph 9 (Dividend policy) of Part 6 (Information on the Combination).

20.2	Smurfit Kappa

The total amount of dividend per Smurfit Kappa Share during the financial years ended 31 December 2021 and 31 December 2022 was €125.4 cent and €139.2 cent, respectively. For the financial year ended 31 December 2023, the total dividend is expected to be €151.9 cent. The total dividend for 2023 includes the final dividend recommended for payment by the Smurfit Kappa Board (as announced in February 2024) of €118.4 cent per Smurfit Kappa Share, to be paid on 10 May 2024 to all ordinary shareholders on the share register at the close of business on 12 April 2024, subject to the approval of the final dividend by the Smurfit Kappa Shareholders at the Smurfit Kappa AGM on 26 April 2024.

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20.3	WestRock

The amount of dividend per WestRock Share during the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, was $0.88, $1.00 and $1.10, respectively. In November 2023 and February 2024, the WestRock Board paid a quarterly dividend of $0.3025 per WestRock Share, representing a $1.21 per share annualised dividend. In April 2024, the WestRock Board declared a quarterly dividend of $0.3025 per share.

21.	Comparative per share market price information

Smurfit Kappa Shares are currently listed on the LSE under the symbol “SKG”, and on the Euronext Dublin Market under the symbol “SK3”. WestRock Shares are currently listed on the NYSE under the trading symbol “WRK”.

The following table sets forth, for the periods indicated, the per share high and low sales prices of Smurfit Kappa Shares (as reported by the LSE and Euronext Dublin) and WestRock Shares (as reported by the NYSE).

	Smurfit Kappa Shares (£)		Smurfit Kappa Shares (€)		WestRock Shares ($)
	High	Low	High	Low	High	Low
For the calendar quarter ended:
2023
31 December	32.16	25.28	37.14	28.98	43.58	33.53
30 September	33.66	25.88	39.27	30.21	37.54	27.86
30 June	30.82	25.56	35.18	29.85	31.29	26.85
31 March	36.03	27.60	40.17	31.55	39.30	26.84
2022
31 December	32.51	24.15	37.03	27.55	38.44	30.08
30 September	32.23	24.56	38.26	27.67	43.37	30.78
30 June	35.29	27.02	41.79	31.46	54.78	38.40
31 March	41.98	27.71	50.28	33.58	48.54	40.78
2021
31 December	41.17	35.81	49.42	42.42	52.00	41.85
30 September	43.34	38.00	50.44	44.10	53.91	47.39
30 June	39.98	34.06	46.48	39.19	62.03	51.41
31 March	37.84	33.04	43.34	38.14	54.43	40.04

The following table sets forth the closing price per share of Smurfit Kappa Shares and WestRock Shares as reported on the LSE, Euronext Dublin, and the NYSE respectively, as of 6 September 2023 (the last trading day prior to the public announcement that Smurfit Kappa and WestRock were in discussions regarding a potential strategic transaction), as of 11 September 2023 (the last trading day prior to the Combination Announcement) and as of 3 May 2024.

	6 September 2023	11 September 2023	3 May 2024
Closing Sale Price Per Smurfit Kappa Share (GBP)	£32.18	£30.68	£37.40
Closing Sale Price Per Smurfit Kappa Share (EUR)	€37.51	€35.84	€43.70
Closing Sale Price Per WestRock Share ($)	$31.88	$34.06	$51.16

22.	Miscellaneous

The total costs, charges and expenses (including the listing fees of the FCA and the LSE, professional fees and expenses) payable by the Combined Group in connection with the UK Admission are estimated to be approximately $20 million.

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23.	Consents

KPMG has given and has not withdrawn its consent to the inclusion in this Prospectus of its auditor’s report on the consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 2022 and 2023 set out in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus, in the form and context in which it is included and has authorised the contents of the part of this Prospectus which comprise its auditor’s report for the purpose of 5.3.2R(2)(f) of the Prospectus Regulation Rules. For the purposes of Prospectus Regulation Rule 5.3.2R(2)(f), KPMG accepts responsibility for its auditor’s report and declares that, to the best of its knowledge, the information contained in this auditor’s report is in accordance with the facts and that the auditor’s report makes no omission likely to affect its import.

KPMG has given and not withdrawn its written consent to the inclusion in this Prospectus of its report on the unaudited pro forma financial information set out in Section B (Accountant’s Report on the Unaudited Pro Forma Financial Information for the Combined Group) of Part 12 (Unaudited Pro Forma Financial Information for the Combined Group) of this Prospectus, in the form and context in which it is included and has authorised the contents of the part of this Prospectus which comprise its report for the purpose of 5.3.2.R(2)(f) of the Prospectus Regulation Rules.

Citi has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of the references to its name in the form and context in which they appear.

PJT Partners has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of the references to its name in the form and context in which they appear.

24.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on any Business Day, free of charge, at the Company’s registered address at Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland, for a period of 12 months from the date of publication of this Prospectus:

•	this Prospectus;

•	copies of the written consents referred to in paragraph 23 (Consents) of this Part 14 (Additional Information);

•	KPMG’s accountant’s report on the audited historical financial information of Smurfit Kappa set out in Part 18 (Historical Financial Information of Smurfit Kappa) of this Prospectus;

•	KPMG’s accountant’s report on the unaudited pro forma financial information for the Combined Group set out in Section B (Accountant’s Report on the Unaudited Pro Forma Financial Information for the Combined Group) of Part 12 (Unaudited Pro Forma Financial Information for the Combined Group) of this Prospectus; and

•	the Smurfit WestRock Constitution.

In addition, the above documents will be available for inspection in electronic form, free of charge, on https://www.smurfitkappa.com/investors/smurfitwestrock.

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Part 15
Listing and Settlement

1.	Overview of Arrangement at the Scheme Effective Time

At present, Smurfit Kappa Shareholders have the option to hold interests in Smurfit Kappa Shares either directly in certificated form (i.e., by way of paper certificate, the holder of which is registered on the Smurfit Kappa Register of Members) or in uncertificated form through the EB System, as described in further detail below. The purpose of this Part 15 (Listing and Settlement) is to describe the manner in which Smurfit Kappa Shares are currently held, traded and settled and the way that Smurfit WestRock Shares will be held, traded and settled following Completion.

Uncertificated Smurfit Kappa Shares

More than 99% of the Smurfit Kappa Shares in issue are currently held in uncertificated form and are transferred and settled through the EB System. This includes interests in Smurfit Kappa Shares held directly through the EB System via EB Participants and Smurfit Kappa Shares represented by CDIs.

The EB System is structured as an ‘intermediated’ or ‘indirect’ system, which means that the EB Nominee is recorded on the Smurfit Kappa Register of Members as the holder of legal title to the Smurfit Kappa Shares, and trades in those Smurfit Kappa Shares are reflected by a change in Euroclear Bank’s book-entry system, instead of through a change to the Smurfit Kappa Register of Members. At the time of the migration of the Smurfit Kappa Shares to the EB System from the CREST System in March 2021 (the “EB Migration”), in order to ensure an orderly transfer to the intermediated Euroclear Bank model and to facilitate electronic trading and settlement of Smurfit Kappa Shares on the LSE, CDIs were issued to all former holders of Smurfit Kappa Shares held in CREST.

Since the EB Migration, Smurfit Kappa Shareholders can opt to hold interests in the uncertificated Smurfit Kappa Shares in one of two ways, either (i) through a nominated EB Participant in the EB System, in the form of Belgian Law Rights issued by Euroclear Bank; or (ii) through CDIs issued in the CREST System to CREST Participant accounts. In either case, the registered holder of all uncertificated Smurfit Kappa Shares is the EB Nominee. The CDIs represent Smurfit Kappa Shares deposited in the EB System and are recorded in the account of the CREST Nominee, which is an EB Participant and the nominee of the CREST Depository for the purpose of the creation of CDIs.

Certificated Smurfit Kappa Shares

Less than 1% of the Smurfit Kappa Shares in issue are currently held in certificated form. Certificated Smurfit Kappa Shareholders are named on the Smurfit Kappa Register of Members and hold the legal title to their Smurfit Kappa Shares.

Settlement and dealings in Smurfit WestRock Shares at the Listing Effective Time

In order for the Smurfit WestRock Shares to be directly listed on the NYSE they must be eligible for deposit and clearing through DTC, a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. Like the EB System, DTC is an intermediated settlement system where the DTC Nominee is recorded on the Smurfit WestRock Register of Members as the holder of legal title to the uncertificated Smurfit WestRock Shares and trades in those shares are reflected by changes in DTC’s book-entry system, instead of through a change to the Smurfit WestRock Register of Members.

To implement the listing of Smurfit WestRock Shares on NYSE and the LSE, and as contemplated by the Transaction Agreement, Smurfit WestRock will firstly complete the Smurfit Kappa Share Exchange. The effect of the Smurfit Kappa Share Exchange will be that, immediately following the Smurfit Kappa Share Exchange, the Smurfit WestRock Register of Members will mirror that of Smurfit Kappa immediately prior to Completion. However, to facilitate the trading and settlement of Smurfit WestRock Shares across the NYSE and the LSE, it will be necessary to transfer the legal title to the shares held by the EB Nominee in the manner described below. These transfers will be effected by the Smurfit WestRock Board using the Smurfit WestRock Constitution and will not affect or vary the ultimate beneficial ownership of the relevant Smurfit WestRock Shares.

In addition to changes in the holding of legal title to certain Smurfit WestRock Shares, Smurfit WestRock will enter into certain arrangements with Computershare Trust Company N.A. (who will become the Transfer Agent) as will be necessary in order to facilitate the trading and settlement of Smurfit WestRock Shares from the Listing Effective Time (as defined below).

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Accordingly, it is proposed that, immediately following Completion, the Smurfit WestRock Board will utilise certain powers in the Smurfit WestRock Constitution to transfer legal title to all Smurfit WestRock Shares:

(i)	which are then held indirectly by record date holders of Smurfit Kappa CDIs in the CREST System to the DTC Nominee (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit WestRock Shares) with the relevant CREST Participants credited with Smurfit WestRock DIs through CREST in place of their Smurfit Kappa CDIs; and

(ii)	held indirectly through EB Participants in the EB System (in respect of entitlements to Smurfit Kappa Shares not then represented in CDI form, and which are not to be immediately represented by Smurfit WestRock DIs, as per item (i) above, directly to the Relevant EB Participants interested in those Smurfit WestRock Shares (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit Kappa Shares), and such Relevant EB Participants will be recorded as the registered holders of the relevant Smurfit WestRock Shares, to be held in ‘registered form’ on the Smurfit WestRock Register of Members.

Implementation of the proposed settlement system described in items (i)–(ii) above would mean that, upon the listing of Smurfit WestRock Shares on the NYSE and the LSE becoming effective (the “Listing Effective Time”), no Smurfit WestRock Shares would be held, directly or indirectly, through the EB System.

As a result of the migration of the settlement system from Euroclear Bank to DTC and changes to the listing venues following Completion: (i) Smurfit WestRock Shares will be listed and traded on the NYSE and settled via DTC book-entry interests; (ii) Smurfit WestRock Shares will be listed and traded on the LSE and settled via DIs; (iii) no CDIs will be in existence or used for the settlement of trades of Smurfit WestRock Shares on the LSE; and (iv) Smurfit WestRock Shares held through EB Participants immediately following the Scheme Effective Time will be transferred from the EB Nominee to the Relevant EB Participant and the settlement and holding of Smurfit WestRock Shares through EB Participants via the EB System will not be possible.

As a result, it will be necessary to cancel Smurfit Kappa’s Euronext Dublin listing on or shortly before the Listing Effective Time. This is because, for securities to be listed and to trade on Euronext Dublin, they must be held, traded and settled within a CSD that is authorised under CSDR in respect of Irish securities. To date, the EB System is the only CSD which has been authorised to provide settlement services for Irish securities admitted to trading on Euronext Dublin.

Smurfit Kappa will communicate with Relevant EB Participants later in the year in order to advise them of the steps which may be taken by them in advance of the Scheme Record Time in order to either: (i) reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System (following which their holding of interests in Smurfit Kappa Shares will, after Completion, be dealt with in the same manner as other holdings of interests in Smurfit WestRock Shares held indirectly through DIs); or (ii) withdraw their holding of interests in Smurfit Kappa Shares from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Smurfit Kappa Shares (following which such holdings of Smurfit Kappa Shares will, after Completion, be dealt with in the same manner as Smurfit WestRock Shares held directly in certificated form). In the event that no action is taken by Relevant EB Participants prior to the record date for the Scheme, immediately following Completion, the legal title to all Smurfit WestRock Shares held indirectly through those EB Participants will be transferred directly to the Relevant EB Participants interested in those Smurfit WestRock Shares (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit WestRock Shares), and such EB Participants will be recorded as the registered holders of the relevant Smurfit WestRock Shares, to be held in ‘registered form’ on the Smurfit WestRock Register of Members, which may cause delays in the ability for those EB Participants to efficiently transact in Smurfit WestRock Shares.

Custodial links have been established between DTC and the DI Depositary to facilitate cross-market transfers and secondary market trading of Smurfit WestRock Shares following the Listing Effective Time and Smurfit WestRock will enter into agreements with the DI Depositary to facilitate these arrangements.

As discussed in further detail below, the arrangements for holding interests in Smurfit WestRock Shares immediately following the Listing Effective Time will vary depending on whether the relevant holder’s interests in Smurfit Kappa Shares are held through CDIs via CREST, in certificated form or through an EB Participant via the EB System prior to the Scheme Record Time.

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Impact on holders of Smurfit Kappa Shares held through EB Participants

Settlement of trades of Smurfit WestRock Shares on Euronext Dublin, and the use of the EB System for holding and electronic settlement and trades in Smurfit WestRock Shares, directly or indirectly, will not be made available. Accordingly, immediately following Completion, Smurfit WestRock Shares held beneficially by EB Participants through the EB Nominee on behalf of the Relevant EB Participants will not be issued within the EB system but will be transferred from the EB Nominee and converted into ‘registered form’ to be held outside of DTC, with the Relevant EB Participants being recorded in the Smurfit WestRock Register of Members in respect of their respective holdings in such Smurfit WestRock Shares.

Smurfit WestRock Shares held through EB Participants

For the purpose of updating the Smurfit WestRock Register of Members with details of the Relevant EB Participants and their respective interests in Smurfit WestRock Shares held through EB Participants, the Transfer Agent will use the most recent name and registered address provided by the Relevant EB Participant to Euroclear Bank and held in Euroclear Bank’s records in respect of their interests in Smurfit Kappa Shares held through EB Participants immediately before Completion to update the Smurfit WestRock Register of Members unless the Relevant EB Participant provides Euroclear Bank with an updated name and registered address, and relevant supporting documentation, at least two weeks prior to the Scheme Record Time.

Holders of interests in Smurfit Kappa Shares held through EB Participants (“Existing EB Holders”) who would prefer to hold their interests in Smurfit WestRock Shares in uncertificated form, rather than in ‘registered form’, following the Listing Effective Time should contact their broker in order to reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System in good time prior to the Transfer Deadline, as described in more detail below.

In order to ensure that Existing EB Holders are aware of the intended impact on their interests in Smurfit WestRock Shares that result from the Scheme, Smurfit Kappa intends to communicate with Existing EB Holders prior to the Listing Effective Time to inform them of the Combination and to advise them of the steps which may be taken by them in advance of the Transfer Deadline in order to either: (i) reposition their holding of interests in Smurfit Kappa Shares held through EB Participants into CDIs held through the CREST System, so that, at the Listing Effective Time, their interests in the CDIs will be converted automatically into Smurfit WestRock DIs pursuant to the Scheme and Smurfit WestRock Constitution or (ii) withdraw their interests in Smurfit Kappa Shares held through EB Participants sufficiently in advance of the Transfer Deadline from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Smurfit Kappa Shares, so that, at the Listing Effective Time, their interests will be treated in the same manner as certificated Smurfit WestRock Shares.

As discussed above, if no actions are taken by Existing EB Holders prior to the Transfer Deadline, the legal title to all Smurfit WestRock Shares held through EB Participants shall be transferred to the Relevant EB Participants (without any change to the underlying beneficial ownership of the Smurfit WestRock Shares), and the Relevant EB Participant will be recorded in the Smurfit WestRock Register of Members as the registered holder of such Smurfit WestRock Shares in which it has interests at the Scheme Record Time.

Existing EB Holders are strongly encouraged to contact the EB Participant through which they indirectly hold interests in Smurfit Kappa Shares sufficiently in advance of the Transfer Deadline to confirm what (if any) steps their nominated EB Participant intends to take prior to the Transfer Deadline and/or the impact on their rights following the Listing Effective Time in respect of their interests in Smurfit Kappa Shares and the services currently provided to them by their nominated EB Participant.

Existing EB Holders who do not want their interests in Smurfit WestRock Shares to be registered directly in the name of their nominated EB Participant on the Smurfit WestRock Register of Members should take steps to reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System or withdraw their holding of Smurfit Kappa Shares from the EB System directly into their own name (or the name of their nominee) in advance of the Transfer Deadline.

EB Participants receiving Smurfit WestRock Shares in ‘registered form’ immediately after Completion may not be able to immediately transact or settle trades in respect of those Smurfit WestRock Shares on the LSE or the NYSE until such time as (i) their holding statement is received by post from the Transfer Agent; and (ii) the Smurfit WestRock Shares are subsequently transferred, by them, to the DTC Nominee through a physical stock transfer form complete with a medallion signature guarantee, and such former EB Participants subsequently receive indirect interests in those Smurfit WestRock Shares through their nominated DTC Participant account or their nominated CREST Participant account (in the form of Smurfit WestRock DIs) (as applicable).

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Holders of Smurfit WestRock Shares in ‘registered form’ can contact their broker and the Transfer Agent to arrange for their Smurfit WestRock Shares to be deposited into DTC and to be held via a DTC Participant, or the DI Custodian’s DTC Participant account.

The Transfer Agent will require a medallion signature guarantee for a transfer of Smurfit WestRock Shares by a person holding in ‘registered form’ (save for in circumstances where such Smurfit WestRock Shares are transferred by a US resident Smurfit WestRock Shareholder with a shareholding value equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such Smurfit WestRock Shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion programme recognised by the Securities Transfer Association. Alternatively, Irish residents with a shareholding value of €62,000 or less may apply to use a ‘Signature Validation Service’ provided by Computershare Investor Services (Ireland) Limited (“Computershare Ireland”), for which a fee is payable. Smurfit WestRock Shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees and the ‘Signature Validation Service’ supported by Computershare Ireland. Signature guarantees from financial institutions that are not participating in a recognised medallion programme will not be accepted. A notary public cannot provide signature guarantees. Holders of Smurfit WestRock Shares in ‘registered form’ can contact the Transfer Agent for further information.

Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs

For the avoidance of doubt, Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs will be issued to and immediately transfer from the EB Nominee to DTC, with legal title to such shares transferring to the DTC Nominee pursuant to the Scheme as described in further detail above and in paragraph 2 below.

2.	The UK Admission and Settlement of the Smurfit WestRock Shares

Subject to Completion, applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities.

Settlement

In order to settle transactions on the LSE, interests in Smurfit WestRock Shares will need to be held as DIs. The DIs will be issued by the DI Depositary through CREST, however the Smurfit WestRock Shares underlying the DIs will be registered in the name of DTC Nominee. DTC will credit the DI Custodian’s DTC Participant account with book-entry interests in respect of the Smurfit WestRock Shares to be represented by the DIs, and the DI Depositary will in turn create and issue DIs to the securities custody accounts of the relevant CREST Participants.

DIs will be created and issued under the terms of the deed poll made by the DI Depositary (the “DI Deed”), which will govern the relationship between the DI Depositary and the holders of Smurfit WestRock DIs. The DI Deed will be available on request from the DI Depositary from the date of the notice of Scheme Meeting and the notice of EGM. More information about the rights of holders of DIs is set out below. To request a copy of the DI Deed, please contact the DI Depositary by phone on +353 1 447 5590 (from inside Ireland) or +44 370 707 1456 (from outside Ireland). Lines are open 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays in Ireland and England).

The DI Depositary will maintain a register of holders of Smurfit WestRock DIs and will make a copy of such register available to Smurfit WestRock.

Withdrawing Smurfit WestRock Shares held through DIs

After the Listing Effective Time, holders of Smurfit WestRock DIs will be able to cancel their DIs by submitting a cross-border instruction in respect of the underlying Smurfit WestRock Shares to the DI Depositary in the form of a CREST stock withdrawal message. This message must include the account information of the nominated DTC Participant to be credited with such Smurfit WestRock Shares, in accordance with the rules and practices of the DI Depositary and DTC. When submitting such cross-border instruction, holders of Smurfit WestRock DIs will be required to warrant that such transfer will not represent a change in beneficial ownership.

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Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and holders of DIs should consider these timings, and those of their chosen broker, when instructing corresponding trades on the NYSE.

Cancellation of Smurfit WestRock DIs is subject to a charge. For details of the current cancellation charges or for assistance in cancelling DIs and lodging cross-border instructions, holders of Smurfit WestRock DIs should contact the DI Depositary by phone on +353 1 447 5590 (from inside Ireland) or +44 370 707 1456 (from outside Ireland). Lines are open 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays in Ireland and England).

For questions in relation to the repositioning of Smurfit WestRock Shares between DTC (for trading on NYSE) and the DI service (for trading on LSE), please contact your appointed broker or the Transfer Agent. For assistance repositioning from CREST (as DIs) to DTC, via uk.globaltransactions@computershare.com. For assistance repositioning from DTC to CREST (as DIs), via us.globaltransactions@computershare.com.

Dividends, meetings and other shareholder rights

Following the Listing Effective Time, holders of Smurfit WestRock DIs will have rights similar to the current rights of holders of CDIs in respect of Smurfit Kappa, save that the identity of the depository issuing the securities will change. Under the DI Deed, the DI Depositary will: (a) send out notices of annual general meetings and general meetings to the holders of DIs; and (b) produce a definitive list of holders of Smurfit WestRock DIs at the record date for such annual general meetings and general meetings. Holders of Smurfit WestRock DIs will be entitled to provide voting instructions via the DI Depositary to the DI Custodian in respect of their interests in the underlying Smurfit WestRock Shares.

As a result, the holders of Smurfit WestRock DIs will be able to:

(a)	receive notices of general meetings of Smurfit WestRock;

(b)	give directions as to voting at general meetings of Smurfit WestRock;

(c)	request to be appointed as proxy in respect of Smurfit WestRock Shares underlying their Smurfit WestRock DIs, enabling them to attend and speak at general meetings of Smurfit WestRock; and

(d)	request copies of the annual report and accounts of Smurfit WestRock and all other documents issued by Smurfit WestRock to Smurfit WestRock Shareholders generally.

Holders of Smurfit WestRock DIs will otherwise be treated in the same manner as if they were the registered holders of the Smurfit WestRock Shares underlying their DIs, insofar as is possible in accordance with applicable law, DTC arrangements and the DI Deed. This will include being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of Smurfit WestRock Shares.

In relation to dividends payable in respect of interests in Smurfit WestRock Shares held in the form of Smurfit WestRock DIs, the DI Depositary will pay such distributions to the relevant holders of Smurfit WestRock DIs in the default dividend payment currency fixed by the Smurfit WestRock Board from time to time (which is expected to be US dollars) unless the relevant holders of Smurfit WestRock DIs have lodged a valid currency payment election through CREST with the DI Depositary for such payments to be payable in sterling or euro.

Preferences and other instructions given to Smurfit Kappa and in force at the Listing Effective Time relating to Smurfit Kappa Shares previously held through CDIs (and to be represented by Smurfit WestRock DIs following the Listing Effective Time) shall not be valid and effective mandates, preferences and instructions to the DI Depositary.

Other terms of the DI Deed

Holders of Smurfit WestRock DIs will be required to warrant, among other things, that any Smurfit WestRock Shares issued or transferred to the DI Depositary (or the DI Custodian on its behalf) will be free and clear of all third-party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.

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Subject to certain exceptions, the DI Depositary and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed. The DI Depositary may: (i) make deductions from income or capital receipts which would otherwise be due to the Smurfit WestRock DI Holder; and/or (ii) sell the underlying Smurfit WestRock Shares and make such deductions from the proceeds of sale as may be required for this purpose or to meet any tax liability of such DI Holder in respect of which the DI Depositary is required to make any deduction or withholding.

The DI Deed contains provisions excluding and limiting the DI Depositary’s liability. The DI Depositary will not be liable for any acts or omissions of Smurfit WestRock, the CREST operator or any third party reasonably appointed by the DI Depositary outside its group to provide services in connection with DIs.

The DI Depositary may terminate the DI Deed by giving at least 30 days’ notice to DI Holders. The DI Depositary may amend the DI Deed by giving 30 days’ notice to DI Holders where such amendments do not, in the reasonable opinion of the DI Depositary, materially affect the interests of the holders of DIs. For any amendment which shall, in the reasonable opinion of the DI Depositary, be materially prejudicial to the interests of the Smurfit WestRock DI Holders as a whole, such amendments shall not take effect until 40 days after service of notice on the DI Holders.

The DI Depositary (or any other duly appointed nominee or custodian) may require any holder of Smurfit WestRock DIs to provide information in relation to their holdings of Smurfit WestRock DIs on the same basis as such information may be required from a holder of Smurfit WestRock Shares.

3.	The NYSE Admission and Settlement of the Smurfit WestRock Shares

Subject to Completion, the Smurfit WestRock Shares are expected to be listed on the NYSE and (in the case of uncertificated Smurfit WestRock Shares traded on the NYSE) will be settled via DTC.

Settlement

DTC holds securities deposited by DTC Participants and facilitates post-trade settlement among DTC Participants of transactions in deposited securities through electronic computerised book-entry transfers between DTC Participants’ accounts. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is also available to intermediaries that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. Purchases of Smurfit WestRock Shares held through DTC must be made by or through a direct DTC Participant, which will receive a credit in respect of the Smurfit WestRock Shares on DTC’s records. The ownership interest of each actual purchaser of Smurfit WestRock Shares (i.e., the beneficial owner) is in turn to be recorded on the direct and indirect DTC Participants’ records.

Dividends, meetings and other shareholder rights

Conveyance of notices and other communications by (i) DTC to direct DTC Participants, (ii) by direct DTC Participants to indirect participants, and (iii) by direct participants and indirect participants to beneficial owners will be governed by the arrangements in place among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor the DTC Nominee will consent or vote with respect to the Smurfit WestRock Shares. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date for a meeting of shareholders or other action requiring the consent or vote of shareholders. The omnibus proxy assigns the DTC Nominee’s consent or voting rights to those direct DTC Participants to whose accounts shares are credited on the record date (identified in a listing attached to the omnibus proxy).

Shareholders that hold book-entry interests in Smurfit WestRock Shares through DTC will receive all distributions of dividends or other payments with respect to Smurfit WestRock Shares in US dollars, unless they have submitted alternative instructions to the extent permitted by, and in accordance with the procedures of, DTC and the relevant direct and indirect DTC Participants.

The voting/proxy process to be followed by Smurfit WestRock Shares following the Listing Effective Time will depend on how each Smurfit WestRock Shareholder’s interests in Smurfit WestRock Shares are held. Detailed instructions will be included in the general meeting materials, however generally speaking, Smurfit WestRock DI Holders will be able to vote online or via CREST. For Smurfit WestRock Shares held with a DTC Participant, votes will be collected through the holder’s broker. Registered holders will be able to vote online, by post, or by Interactive Voice Response.

With respect to registered holders of Smurfit Kappa Shares receiving Smurfit WestRock Shares in registered form, communication preferences given to Smurfit Kappa and in force at the Listing Effective Time relating to Smurfit Kappa Shares shall, to the extent possible, be valid and effective preferences and instructions to Smurfit WestRock for use by the Transfer Agent. Payment instructions, mandates and currency elections previously provided to Smurfit Kappa will not remain as valid instructions to Smurfit WestRock.

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Part 16
Profit Forecasts No Longer Valid

In connection with the WestRock Board’s evaluation of strategic alternatives, including the continued execution of WestRock’s strategy as a stand-alone public company or the possible sale of WestRock to, or combination of WestRock with, a third party, including pursuant to the Combination, its management prepared certain internal financial analyses and forecasts relating to WestRock’s future performance for the financial years ending 30 September 2023 through 30 September 2028 on a stand-alone basis without giving effect to the Combination (the “WestRock Projections”). In addition, at the direction of WestRock, each of Evercore and Lazard, WestRock’s financial advisers, calculated, solely based on the WestRock Projections, unlevered free cash flows of WestRock, as set forth below (the “Calculated UFCF Estimates Regarding WestRock”, and together with the WestRock Projections, the “Projected Information Regarding WestRock”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses. The Projected Information Regarding WestRock was provided to the WestRock Board in connection with its evaluation of the Combination. The Projected Information Regarding WestRock was provided to each of Evercore and Lazard and approved by WestRock for their use and reliance in connection with Evercore’s and Lazard’s respective financial analyses and the rendering of their respective opinions to the WestRock Board, as described below. The WestRock Projections were also shared with Smurfit Kappa in connection with its evaluation of the Combination. The Calculated UFCF Estimates Regarding WestRock were not shared with Smurfit Kappa.

Moreover, in connection with the proposed Combination, WestRock requested that Smurfit Kappa’s management provide certain financial forecasts relating to Smurfit Kappa. In response to this request, Smurfit Kappa’s management prepared certain internal financial analyses and forecasts relating to Smurfit Kappa’s future performance for the financial years ending 31 December 2023 through 31 December 2027 on a stand-alone basis without giving effect to the Combination (the “Smurfit Kappa Projections”). In addition, at the direction of WestRock, each of Evercore and Lazard calculated, based on the Smurfit Kappa Projections and assumptions provided by WestRock, unlevered free cash flows regarding Smurfit Kappa, as set forth below (the “Calculated UFCF Estimates Regarding Smurfit Kappa”, and together with the Smurfit Kappa Projections, the “Projected Information Regarding Smurfit Kappa”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses, as described below. The Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa were provided to the WestRock Board in connection with its evaluation of the Combination and the Smurfit Kappa Projections were provided to each of Evercore and Lazard and approved by WestRock for their use and reliance in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board. The Calculated UFCF Estimates Regarding Smurfit Kappa were not shared with Smurfit Kappa.

The Projected Information Regarding Smurfit Kappa, together with the Projected Information Regarding WestRock, are referred to as the “Projections”. The Projections, together with certain assumptions underlying each of the WestRock Projections and the Smurfit Kappa Projections, were disclosed in the US Proxy Statement and the US Registration Statement, as set forth below. The requirement for the Projections and the assumptions underlying each of the WestRock Projections and the Smurfit Kappa Projections to be included within the US Registration Statement and the US Proxy Statement arose in connection with certain opinions produced by each of Evercore and Lazard on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. As part of that disclosure, WestRock was required to disclose the Projections and the assumptions underlying each of the WestRock Projections and the Smurfit Kappa Projections in the US Registration Statement and the US Proxy Statement.

Set out below are the Projected Information Regarding WestRock and certain assumptions underlying the WestRock Projections, as included in the US Registration Statement and the US Proxy Statement.

“Certain Underlying Assumptions

The WestRock Projections reflect numerous assumptions and estimates as to future events made by WestRock management using information available at the time, including information from both public and non-public sources. Key assumptions to the WestRock Projections include pricing outlooks for WestRock products; volume; and costs of raw materials, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics. In preparing the WestRock Projections, WestRock management applied, among other things, assumptions relating to the following inputs:

Sales. The projected sales reflected in the WestRock Projections are based on expected pricing and volumes.

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•	Pricing. The WestRock Projections reflect forecasts of future pricing trends in third-party, publicly available industry sources (which were not commissioned by either WestRock or Smurfit Kappa). WestRock applied these third-party forecasts in pricing trends for each category of WestRock’s domestic and export containerboard and paperboard products, taking into account the phase-in of price changes, including due to contractual agreements at fixed prices, delayed implementation or other price adjustment mechanisms.

•	Volumes. The volume assumptions used in the WestRock Projections reflect WestRock’s historical volumes, adjusted using WestRock management’s estimates of WestRock’s capacity and downtimes and, for global paper, corrugated packaging and consumer packaging during periods in the WestRock Projections after fiscal year 2024, forecasts of future industry-wide capacity growth and downtimes from third-party, publicly available industry sources (which were not commissioned by either WestRock or Smurfit Kappa). The compound annual volume growth rate implied by such forecasts for 2023 through 2028 was 2.4% for Global Paper, 1.7% for Corrugated Packaging, 2.9% for Consumer Packaging and 6.8% for Distribution.

WestRock’s ability to achieve the sales reflected in the WestRock Projections are subject to the factors that influence the pricing and volume for WestRock’s business.

Prices for WestRock’s products are driven by many factors, including macroeconomic conditions, demand for its products and competitive conditions in the industries that WestRock serves, and WestRock has little influence over the timing and extent of price changes. For example, the cyclical nature of the packaging industry has historically led to periods of overcapacity where, at times, supply significantly outpaces demand, thereby creating downward pressure on prices for paperboard and containerboard. As a result, in some instances, there are stretches of excess capacity which lead to significant price cuts in paperboard and containerboard and downtime. However, at other times, supply tends to lag behind demand causing tightened supply, leading to increased prices. In addition, many of WestRock’s customer contracts include price adjustment provisions based upon published indices for containerboard and paperboard that contribute to the setting of selling prices for some of WestRock’s products. Changes in how these indices are determined or maintained, or other indices are established or maintained, could adversely impact the selling prices for these products.

Volumes tend to fluctuate due to macroeconomic conditions, supply and demand dynamics in the markets WestRock serves, and due to company and customer specific issues. Demand for corrugated containers and containerboard is primarily driven by the need for (i) packaging products for the transportation of a diverse range of consumer and industrial goods, such as processed and fresh food, agricultural products, beverages, industrial and consumer electronics, chemicals and pharmaceuticals, and (ii) higher value added corrugated products such as those featuring enhanced graphics used for point of sale displays and consumer and shelf-ready packaging. In general, demand for corrugated containers and containerboard is directionally correlated with levels of industrial production, and is impacted by the trends affecting the choice of medium (paper, plastic, wood) used in the packaging of these products. Demand for consumer packaging and paperboard is primarily driven by the need for packaging products for (i) food and beverages, including dairy and confectionery products, paper, health and beauty and other household consumer, commercial and industrial products, primarily for retail sale, (ii) express mail packages for the overnight courier industry, as well as rigid packaging and other printed packaging products, such as transaction cards (e.g., credit, debit, etc.) and brochures, (iii) plant stakes for the horticultural market and (iv) over-the-counter and prescription drugs. Demand for packaging products has historically been closely correlated to general economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. In addition, consumer spending patterns and preferences play a significant role in demand for paper-based packaging. For example, recent years have seen an acceleration in changing consumer preferences, particularly around e-commerce penetration and heightened awareness of the impact of packaging on the environment.

Cost Inflation. WestRock management applied assumptions regarding future inflation in each category of costs, including energy/chemicals, fiber, freight, labor/wage and other SG&A costs, over the period covered by the WestRock Projections, derived from third-party, publicly available macroeconomic indices and forecasts (which were not commissioned by WestRock or Smurfit Kappa) and internal estimates.

Productivity Improvements. The WestRock Projections reflect WestRock’s continued execution of cost savings initiatives as well as its business systems transformation project, and forecasted cost efficiencies resulting from such initiatives and investments beginning in fiscal year 2024.

Impact of Announced Events. The WestRock Projections reflect the impact of the closures of WestRock’s Tacoma, WA and North Charleston, SC containerboard mills announced in 2023 and the consummation of the sale of WestRock’s ownership interest in RTS Packaging, LLC and WestRock’s Chattanooga, TN uncoated recycled paperboard mill.

To generate the estimates for all six fiscal years included in the WestRock Projections, WestRock management applied its assumptions, including the assumptions described above, to WestRock’s historical results and metrics.

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Leading up to the production of the WestRock Projections and the approval by the WestRock Board of their use and reliance by Evercore and Lazard in the preparation of their financial analyses, and of their provision to Smurfit Kappa, WestRock management prepared various drafts of the WestRock Projections. The WestRock Projections were revised at various points during that period, including in June 2023 and in August 2023, due to the passage of time and the availability of additional periods of WestRock’s actual financial results, transactions (or planned transactions) publicly announced by WestRock during that period, and changes during that period in market-based assumptions relating to pricing, volumes and macroeconomic outlook. See the section of the proxy statement/prospectus entitled “The Combination — Background of the Combination.”

WestRock Projections

The following is a summary of the WestRock Projections.

	Fiscal year ending September 30,
($ amounts in millions)	2023E	2024E	2025E	2026E	2027E	2028E
Sales	$20,386	$20,037	$21,165	$21,914	$22,109	$22,444
Consolidated Adjusted EBITDA(1)(2)	$2,931	$3,023	$3,561	$4,024	$3,909	$3,918
Capital Expenditures	$1,050	$1,533	$1,851	$1,806	$1,689	$1,706

(1)	Consolidated Adjusted EBITDA is a non-GAAP measure, and it is not intended to represent, or to be used, as a substitute for net (loss) income attributable to common stockholders as a measure of operating performance. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(2)	Reflects impact of non-cash pension expense/income and stock-based compensation expense.

At the direction of WestRock, each of Evercore and Lazard calculated, solely based on the WestRock Projections, unlevered free cash flows of WestRock as set forth below (the “Calculated UFCF Estimates Regarding WestRock”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses (see the section of the proxy statement/prospectus entitled “The Combination—Opinion of WestRock’s Financial Advisors”). Differences between the unlevered free cash flows as calculated by each of Evercore and Lazard were primarily due to (i) valuation date assumed (Lazard based on 6/30/2023 thus considering unlevered free cash flows beginning 7/1/2023; Evercore based on 12/31/2023 thus considering unlevered free cash flows beginning 1/1/2024) and (ii) different treatment of certain cash flow items in fiscal years 2024 through 2028.

	Fiscal year ending September 30,
($ amounts in millions)	2023E		2024E		2025E	2026E	2027E	2028E
Unlevered Free Cash Flow (Evercore)(1)			$881	(2)	$774	$1,266	$1,389	$1,401
Unlevered Free Cash Flow (Lazard)	$535	(3)	$822		$733	$1,246	$1,387	$1,398

(1)	Unlevered Free Cash Flow is a non-GAAP measure, and is not intended to represent, or to be used, as a substitute for net cash provided by operating activities as a measure of liquidity. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(2)	Reflects last nine months of fiscal year 2024 only.

(3)	Reflects last three months of fiscal year 2023 only.”

Set out below are the Projected Information Regarding Smurfit Kappa and certain assumptions underlying the Smurfit Kappa Projections, as included in the US Registration Statement and the US Proxy Statement.

“Certain Underlying Assumptions

The Smurfit Kappa Projections reflect numerous assumptions and estimates as to future events made by Smurfit Kappa management using information available at the time, including information from both public and non-public sources. Key assumptions to the Smurfit Kappa Projections include pricing outlooks for Smurfit Kappa products; volume; development and demand; costs of raw materials; other costs that affect operations, such as energy, labor and administration, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics; and the impacts of internal actions to try to reduce costs. See the section of the proxy statement/prospectus entitled “The Combination — Background of the Combination.” In particular, the Smurfit Kappa Projections were an aggregation of Smurfit Kappa management’s estimates for Smurfit Kappa’s major business units, each of which were modelled individually, with consideration for the vertically integrated nature of Smurfit Kappa’s mill and converting businesses. The 2023 estimates included in the Smurfit Kappa Projections (the “Base Year Estimates”) reflected Smurfit Kappa’s historical financial results for the half-year period ended June 30, 2023 and Smurfit Kappa management’s most up-to-date forecast of results for the remainder of 2023 available at the time, which forecast was the aggregated forecast from the individual business units in each of the 36 countries in which Smurfit Kappa operated.

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To generate the estimates for the years 2024 through 2027 included in the Smurfit Kappa Projections, Smurfit Kappa management applied assumptions relative to the Base Year Estimates regarding volumes, pricing and costs. Assumptions regarding volumes were derived from third-party forecasts of economic growth (in particular, gross domestic product (“GDP”) growth), which forecasts were not commissioned by either Smurfit Kappa or WestRock, for the years 2024 through 2027 in the regions and countries in which Smurfit Kappa operates, with such forecasts generating forecasted demand for converted products. The compounded annual volume growth rate implied by such third-party forecasts for 2023 through 2027 was 2.0% for Europe and 2.3% for the Americas. Pricing assumptions with respect to the years 2024 through 2027 were set by Smurfit Kappa management, and derived from the prices used in the Base Year Estimates, with adjustments made depending on Smurfit Kappa management’s assumptions regarding possible pricing cycles and long-term average pricing, including that pricing tends to be driven by a combination of demand factors, with positive growth as a factor in increased pricing, and supply factors, with increases in raw material prices such as recovered fiber prices tending to drive increased paper pricing and, ultimately, increased converted product prices. Because the prices for Smurfit Kappa’s products are determined either through a series of index-based contractual clauses or through direct negotiation, and both the timing and quantum of price adjustments vary from customer to customer, the revenue estimates for the years 2024 through 2027 included in the Smurfit Kappa Projections reflect a range of product- and customer-specific pricing assumptions. Specific pricing assumptions used by Smurfit Kappa management were benchmarked against third-party forecast pricing sources, which were generally available for the years 2024 through 2027 and were not commissioned by either Smurfit Kappa or WestRock. Cost assumptions were based on assumptions regarding commodity price movements, such as price movements for recovered fiber and energy, which were estimated based on third-party industry sources, as well as on inflation forecasts derived from published third-party economic forecasts. Such third-party pricing and economic forecasts were generally available for the years 2024 through 2027 and were not commissioned by either Smurfit Kappa or WestRock. In addition to the foregoing general assumptions regarding volumes, prices and costs, the Smurfit Kappa Projections also reflect the impact of management decisions regarding regular cost take-out initiatives and the impact of strategic investments.

Smurfit Kappa Projections

The following is a summary of the Smurfit Kappa Projections.

	Fiscal year ending December 31,
(€ amounts in millions)	2023E		2024E		2025E	2026E	2027E
Sales	€11,543		€11,825		€13,490	€14,325	€14,706
Consolidated Adjusted EBITDA (as provided – IFRS EU Basis)(1)	€2,039		€1,825		€2,188	€2,443	€2,476
Capital Expenditures (as provided – IFRS EU basis)(2)	€1,050	(2)	€825	(2)	€886	€758	€700

(1)	Consolidated Adjusted EBITDA is a non-IFRS measure, and is not intended to represent, or to be used, as a substitute for net income (loss) as a measure of operating performance. Other companies may calculate this non-IFRS measure differently than Smurfit Kappa, which limits comparability between companies.

(2)	Includes capital expenditure creditors adjustment of (€39 million) in 2023 and €20 million in 2024.

Calculated UFCF Estimates Regarding Smurfit Kappa

At the direction of WestRock, each of Evercore and Lazard calculated, based on the Smurfit Kappa Projections and assumptions provided by WestRock, unlevered free cash flows regarding Smurfit Kappa as set forth below (the “Calculated UFCF Estimates Regarding Smurfit Kappa”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses. The Calculated UFCF Estimates Regarding Smurfit Kappa were not shared with Smurfit Kappa.

Differences between the unlevered free cash flows as calculated by each of Evercore and Lazard were primarily due to (i) the valuation date assumed (Lazard based on 6/30/2023, thus considering unlevered free cash flows beginning 7/1/2023; Evercore based on 12/31/2023, thus considering unlevered free cash flows beginning 1/1/2024); (ii) the unlevered tax rate utilized, with Evercore assuming a higher implied tax rate in all years; (iii) the difference related to treatment of IFRS to GAAP conversions; and (iv) the different treatment of certain cash flow items in fiscal year 2024.

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	Fiscal year ending December 31,
(€ amounts in millions)	2023E		2024E	2025E	2026E	2027E
Unlevered Free Cash Flows (Evercore)(1)			€725	€653	€1,023	€1,210
Unlevered Free Cash Flows (Lazard)	€503	(2)	€807	€744	€1,142	€1,332

(1)	Unlevered Free Cash Flow is a non-GAAP measure, and is not intended to represent, or to be used, as a substitute for net cash provided by operating activities as a measure of liquidity. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(2)	Reflects last six months of fiscal year 2023 only.”

The Projected Information Regarding WestRock

The Projected Information Regarding WestRock is no longer valid

Smurfit WestRock considers that the Projected Information Regarding WestRock is no longer valid.

Purpose of preparation of the Projected Information Regarding WestRock

As set out in the US Registration Statement and the US Proxy Statement, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock “were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus because such information was provided by WestRock to the WestRock Board, Evercore, and Lazard and (in the case of the WestRock Projections) Smurfit Kappa, and used in the process leading to the execution of the Transaction Agreement” and “were not prepared with a view to compliance with the published guidelines of the SEC regarding projections, forward-looking statements or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, GAAP (and do not include footnote disclosures as may be required by GAAP) or IFRS EU”.

The WestRock Projections and Calculated UFCF Estimates Regarding WestRock represent internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Combination and were not prepared or published with any intention of guiding WestRock Shareholders as to the future performance of WestRock. However, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock were required to be included in the US Registration Statement and the US Proxy Statement as they were taken into account in the preparation of the opinions delivered by WestRock’s financial advisers on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. In addition, the US Registration Statement and the US Proxy Statement make it clear that the WestRock Projections and Calculated UFCF Estimates Regarding WestRock should not be regarded as an accurate prediction of future results: “The inclusion of this information should not be regarded as an indication that Smurfit WestRock, Smurfit Kappa, WestRock, Evercore, Lazard, their respective representatives or any recipient of this information considered, or now considers, the WestRock Projections or Calculated UFCF Estimates Regarding WestRock to be material information of Smurfit WestRock, Smurfit Kappa or WestRock or necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied upon as such”.

Basis of preparation of the Projected Information Regarding WestRock

As set out in the US Registration Statement and the US Proxy Statement, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock “do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Combination, including any potential synergies in connection therewith” and “do not take into account all the possible financial and other effects on WestRock of the Combination, the effect on WestRock of any business or strategic decision or action that has been or will be taken as a result of the Transaction Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Transaction Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Combination. Further, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock do not take into account the effect on WestRock of any possible failure of the Combination to occur”.

The US Registration Statement and the US Proxy Statement therefore make it clear that the Projected Information Regarding WestRock does not give effect to the Combination or any changes to the respective operations or strategy of WestRock or Smurfit Kappa that may be implemented after the consummation of the Combination, including any potential synergies and other benefits to be realised as a result of the Combination. Furthermore, the Projected Information Regarding WestRock does not take into account the effect of any failure of the Combination to be consummated and should not be viewed as relevant or continuing in that context (or any other context).

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The points set out below illustrate the significant changes that will result from the Combination, which were not reflected in the WestRock Projections, and therefore the Projected Information Regarding WestRock.

(a)	Synergies. As described in paragraph 3 (Synergies and integration) of Part 6 (Information on the Combination), the Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. The WestRock Projections for the forecast periods do not include the impact of the synergies that are expected to result from the Combination.

(b)	Costs Associated with Achieving the Synergies. Smurfit WestRock believes that the costs associated with achieving the synergies described in the paragraph above (together with other integration-related activities) will amount to approximately $235 million, all of which are expected to be incurred by the end of the second full year post-Completion (as described in paragraph 3 (Synergies and integration) of Part 6 (Information on the Combination) of this Prospectus). These costs were not factored into the WestRock Projections, and the exact time at which (including in which financial year) such costs are expected to be incurred is uncertain.

Accordingly, the Projected Information Regarding WestRock is no longer valid.

Further, the Projected Information Regarding WestRock covers multiple years and, as a result of intervening factors not taken into account at the time of its preparation (including those outlined above), such information by its nature becomes progressively less reliable with each successive year.

Moreover, the WestRock Projections were based on several assumptions and any change to such key assumptions would decrease the reliability of such projections, with consequential implications for the Calculated UFCF Estimates Regarding WestRock. Key assumptions to the WestRock Projections include pricing outlooks for WestRock products; volume; and costs of raw materials, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics. Important factors that may affect actual results and cause the WestRock Projections and Calculated UFCF Estimates Regarding WestRock not to be achieved include developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs; reduced supply of raw materials, energy and transportation; cost savings and productivity initiatives and competitive pressures. For instance, at the time of their preparation, the WestRock Projections factored in certain estimates relating to future movements in paper and recovered fibre prices in Europe and the Americas, which prices can be highly volatile over both the short and long terms. To date, actual movements in such prices have materially diverged from those estimated by WestRock at the time of its preparation of the WestRock Projections, and they may continue to diverge materially in the future.

Lastly, WestRock will no longer be an independent entity or reported as such following Completion. There would therefore be no comparable WestRock organisation from which to derive financial performance figures (including Consolidated Adjusted EBITDA) to compare against its existing forecasts, making the Projected Information Regarding WestRock no longer relevant or valid. The integration of WestRock and Smurfit Kappa following Completion may also result in one or more of WestRock’s subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the WestRock group as currently structured would no longer exist, rendering the Projected Information Regarding WestRock not valid.

The Projected Information Regarding Smurfit Kappa

The Projected Information Regarding Smurfit Kappa is no longer valid

Smurfit WestRock considers that the Projected Information Regarding Smurfit Kappa is no longer valid.

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Purpose of preparation of the Projected Information Regarding Smurfit Kappa

As set out in the US Registration Statement and the US Proxy Statement, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa “were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus because such information was used in the process leading to the execution of the Transaction Agreement” and “were not prepared with a view to compliance with the published guidelines of the SEC regarding projections, forward-looking statements or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, GAAP (and do not include footnote disclosures as may be required by GAAP) or IFRS EU”.

The Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa represent internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Combination and were not prepared or published with any intention of guiding shareholders as to the future performance of Smurfit Kappa. However, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa were required to be included in the US Registration Statement and the US Proxy Statement as they were taken into account in the preparation of the opinions delivered by WestRock’s financial advisers on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. In addition, the US Registration Statement and the US Proxy Statement make it clear that the Smurfit Kappa Projections should not be regarded as an accurate prediction of future results: “The inclusion of this information should not be regarded as an indication that Smurfit WestRock, Smurfit Kappa, WestRock, Evercore, Lazard, their respective representatives or any other recipient of this information considered, or now considers, the Smurfit Kappa Projections or Calculated UFCF Estimates Regarding Smurfit Kappa to be material information of Smurfit WestRock, Smurfit Kappa or WestRock or necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied upon as such”.

Basis of preparation of the Projected Information Regarding Smurfit Kappa

As set out in the US Registration Statement and the US Proxy Statement, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa “do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Combination, including any potential synergies in connection therewith” and “do not take into account all the possible financial and other effects on Smurfit Kappa of the Combination, the effect on Smurfit Kappa of any business or strategic decision or action that has been or will be taken as a result of the Transaction Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Transaction Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Combination. Further, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa do not take into account the effect on Smurfit Kappa of any possible failure of the Combination to occur”.

The US Registration Statement and the US Proxy Statement therefore make it clear that the Projected Information Regarding Smurfit Kappa does not give effect to the Combination or any changes to the respective operations or strategy of Smurfit Kappa or WestRock that may be implemented after the consummation of the Combination, including any potential synergies and other benefits to be realised as a result of the Combination. Furthermore, the Projected Information Regarding Smurfit Kappa does not take into account the effect of any failure of the Combination to be consummated and should not be viewed as relevant or continuing in that context (or any other context).

The points set out below illustrate the significant changes that will result from the Combination, which were not reflected in the Smurfit Kappa Projections, and therefore the Projected Information Regarding Smurfit Kappa.

(a)	Synergies. As described in paragraph 3 (Synergies and integration) of Part 6 (Information on the Combination), the Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. The Smurfit Kappa Projections for the forecast periods do not include the impact of the synergies that are expected to result from the Combination.

(b)	Costs Associated with Achieving the Synergies. Smurfit WestRock believes that the costs associated with achieving the synergies described in the paragraph above (together with other integration-related activities) will amount to approximately $235 million, all of which are expected to be incurred by the end of the second full year post-Completion (as described in paragraph 3 (Synergies and integration) of Part 6 (Information on the Combination) of this Prospectus). These costs were not factored into the Smurfit Kappa Projections and the exact time at which (including in which financial year) such costs are expected to be incurred is uncertain.

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(c)	Accounting Framework. The Smurfit Kappa Projections were prepared on the basis of its IFRS EU-based accounting policies, while the Combined Group’s results following Completion will be reported in accordance with US GAAP. The Smurfit Kappa Projections (including in particular Consolidated Adjusted EBITDA) would have differed had they been presented in accordance with US GAAP-based accounting policies, including in particular as a result of the differences in accounting for leases between IFRS EU and US GAAP. Consequently, the Smurfit Kappa Projections will be rendered inaccurate in relation to the Combined Group’s earnings in future periods.

Accordingly, the Projected Information Regarding Smurfit Kappa is no longer valid.

Further, the Projected Information Regarding Smurfit Kappa covers multiple years and, as a result of intervening factors not taken into account at the time of its preparation (including those outlined above), such information by its nature becomes progressively less reliable with each successive year.

Moreover, the Smurfit Kappa Projections were based on several assumptions and any change to such key assumptions would decrease the reliability of such projections, with consequential implications for the Calculated UFCF Estimates Regarding Smurfit Kappa. Key assumptions to the Smurfit Kappa Projections include pricing outlooks for Smurfit Kappa products; volume; development and demand; costs of raw materials; other costs that affect operations, such as energy, labour and administration, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics; and the impacts of internal actions to try to reduce costs. Important factors that may affect actual results and cause the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa not to be achieved include developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs; reduced supply of raw materials, energy and transportation; cost savings initiatives and competitive pressures. For instance, at the time of their preparation, the Smurfit Kappa Projections factored in certain estimates relating to future movements in paper and recovered fibre prices in Europe and the Americas, which can be highly volatile over both the short and long terms. To date, actual movements in such prices have materially diverged from those estimated by Smurfit Kappa at the time of its preparation of the Smurfit Kappa Projections, and they may continue to diverge materially in the future.

Lastly, Smurfit Kappa will no longer be an independent entity or reported as such following Completion. There would therefore be no comparable Smurfit Kappa organisation from which to derive financial performance figures (including Consolidated Adjusted EBITDA) to compare against its existing forecasts, making the Projected Information Regarding WestRock no longer relevant or valid. The integration of Smurfit Kappa and WestRock following Completion may also result in one or more of Smurfit Kappa’s subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the Smurfit Kappa group as currently structured would no longer exist, rendering the Projected Information Regarding Smurfit Kappa not valid.

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Part 17
Definitions and Glossary

The following definitions apply throughout this Prospectus, unless the context requires otherwise.

2006 Takeover Regulations	the EU Takeovers Directive (2004/25/EC) as transposed into Irish law by European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 (S.I. No. 255 of 2006), as amended

2010 Securitisation Facility	the securitisation facility, as amended and restated from time to time, that certain members of Smurfit Kappa entered into on 16 November 2010

2013 Securitisation Facility	the securitisation facility, as amended and restated from time to time, that certain members of Smurfit Kappa entered into on 3 July 2013

2021 Events	as defined in the paragraph entitled “Executive Summary” in Section B (Operating and Financial Review of WestRock) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus

2023 Monetisation Agreement	the $700.0 million facility WestRock entered into on 11 September 2023 with Rabo

2025 Indenture	the indenture dated 16 February 2015, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar, pursuant to which Smurfit Kappa Acquisitions Unlimited Company issued the 2025 Notes

2025 Notes	the 2.75% senior notes issued by Smurfit Kappa Acquisitions Unlimited Company and due 2025, pursuant to the 2025 Indenture

2026 Indenture	the indenture dated 28 June 2018, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar, pursuant to which Smurfit Kappa Acquisitions Unlimited Company issued the 2026 Notes

2026 Notes	the 2.875% senior notes issued by Smurfit Kappa Acquisitions Unlimited Company in an aggregate principal amount of €600 million and due 2026, pursuant to the 2026 Indenture

2027 Indenture	the indenture dated 16 September 2019, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar, pursuant to which SK treasury issued the 2027 Notes

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2027 Notes	the 1.50% senior notes issued by SK Treasury in an aggregate principal amount of €750 million and due 2027, pursuant to the 2027 Indenture

2029 Notes	the 0.50% senior notes issued by SK Treasury in an aggregate principal amount of €500 million and due 2029, pursuant to the Green Indenture

2030 Notes	the 5.200% senior notes issued by SK Treasury in an aggregate principal amount of $750 million and due 2030, pursuant to the Notes Indenture

2033 Notes	the 1.00% senior notes issued by SK Treasury in an aggregate principal amount of €500 million and due 2033, pursuant to the Green Indenture

2034 Notes	the 5.438% senior notes issued by SK Treasury in an aggregate principal amount of $1,000 million and due 2034, pursuant to the Notes Indenture

2054 Notes	the 5.777% senior notes issued by SK Treasury in an aggregate principal amount of $1,000 million and due 2054, pursuant to the Notes Indenture

ACM	as defined in the paragraph entitled “Regulatory Environment” in Section C (Information on WestRock) of Part 8 (Information on the Combined Group) of this Prospectus

Admission	the UK Admission and the NYSE Admission

AGCM	the Italian Competition Authority

Amended Credit Agreement	the WestRock Revolving Credit Agreement as amended on 18 August 2022 to add the Delayed Draw Term Facility

Antitrust Laws	any statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws of any jurisdiction that are designed or intended to (a) prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, through merger or acquisition or otherwise, including the HSR Act, or (b) prohibit, restrict or regulate foreign investments or foreign subsidies

APM	alternative performance measure

ASC	the Financial Accounting Standards Board’s Accounting Standards Codification

ASC 805	ASC 805, “Business Combinations”

ASC 860	ASC 860, “Transfers and Servicing”

Audit Committee	Smurfit WestRock’s audit committee

Banks	Citi, PJT Partners, Lazard and Evercore

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Belgian Law Rights	the fungible co-ownership rights governed by Belgian law over a pool of book-entry interests in securities of the same issue (i.e., as can be identified by an ISIN) which the EB Participants hold

Board Recommendation	as defined in the paragraph entitled “Non-Solicitation” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Brazil Export Credit Note	the R$500.0 million senior unsecured term loan entered into by WestRock Celulose, Papel E Embalagens Ltda., as borrower, and WestRock, as guarantor, on 18 January 2021

Bridge Facility Agreement	the $1.5 billion bridge facility agreement entered into on 13 October 2023 between SK Treasury and the Bridge Facility Lenders

Bridge Facility Lenders	the financial institutions party to the Bridge Facility Agreement, being Citibank N.A. and certain other financial institutions

Business Combination Agreement	as defined in the paragraph entitled “History and Development of WestRock” in Section C (Information on WestRock) of Part 8 (Information on the Combined Group) of this Prospectus

Business Day	any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland, the United Kingdom or New York are authorised or required by law to be closed, as the context requires

Calculated UFCF Estimates Regarding Smurfit Kappa	the unlevered free cash flows regarding Smurfit Kappa calculated at the direction of WestRock, solely based on the Smurfit Kappa Projections and assumptions provided by WestRock, by each of Evercore and Lazard, which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses

Calculated UFCF Estimates Regarding WestRock	the unlevered free cash flows of WestRock calculated at the direction of WestRock, solely based on the WestRock Projections, by each of Evercore and Lazard, which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses

CARF	the Brazil Administrative Council of Tax Appeals

Cash Consideration	$5.00 per share (without interest and less applicable withholding taxes) to be paid to WestRock Shareholders as part consideration for each WestRock Share held by a WestRock Shareholder under the terms of the Transaction Agreement

CAT	Irish capital acquisitions tax

CDI	an English law security issued by the CREST Depository that represents a CREST member’s interest in a security (including the Belgian Law Rights in respect of such security standing to the credit of the EB Participant account of the CREST Nominee) at the Scheme Effective Time

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Change of Recommendation	as defined in the paragraph entitled “Non-Solicitation” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Citi	Citigroup Global Markets Limited

Class 1 Circular	the circular published by Smurfit Kappa on or around the date of this Prospectus, including the notice of EGM and notice of Scheme Meeting

Code	the US Internal Revenue Code of 1986, as amended

CODM	chief operating decision marker

Combination	the Smurfit Kappa Share Exchange and the Merger

Combination Announcement	the Regulatory Information Service announcement in respect of the Combination made by Smurfit Kappa and WestRock on 12 September 2023

Combined Group	the combined group of Smurfit Kappa and WestRock following Completion

Commercial Paper Programme	the unsecured commercial paper programme that WestRock established on 7 December 2018 with WRKCo Inc. as the issuer

Commitment Letter	the commitment letter entered into by Smurfit Kappa on 12 September 2023, under which Citibank N.A., London Branch and Citicorp North America, Inc. arranged and underwrote a $1.5 billion senior unsecured bridge term loan for the purpose of financing (directly or indirectly) the Cash Consideration and/or fees, commissions, costs and expenses payable in relation to the Combination

Company or Smurfit WestRock	Smurfit WestRock Limited, to be re-registered as an Irish public limited company pursuant to Part 20 of the Irish Companies Act and renamed Smurfit WestRock plc prior to Completion

Compensation Committee	Smurfit WestRock’s compensation committee

Competing Proposal	as defined in the paragraph entitled “Non-Solicitation” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Completion	the completion of the Combination

Completion Date	the first Friday that is at least three Business Days (or such shorter period of time as remains before 5:00 p.m. (New York City Time) on the End Date) after the satisfaction or, in the sole discretion of the applicable party, waiver (where applicable) of all of the Conditions (other than those conditions that by their nature can only be satisfied at the Completion Date (including the condition set forth in Section 8.1(b)(iv) of the Transaction Agreement)), but subject to the satisfaction or, in the sole discretion of the applicable party, waiver of such Conditions at the Completion Date, or at such other date and time as may be mutually agreed by the parties in writing

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Computershare Ireland	Computershare Investor Services (Ireland) Limited

Conditions	the conditions to the Combination set forth under the terms of the Transaction Agreement, and “Condition” means any one of the Conditions

Continuing Employee	as defined in the paragraph entitled “Employee Benefits” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Court Order	the order or orders of the Irish High Court sanctioning the Scheme under Section 453 of the Irish Companies Act

Covered Person	as defined in the paragraph entitled “Directors’ and Officers’ Indemnification” in Section A (Current Directors, Proposed Directors and Senior Management) of Part 9 (Current Directors, Proposed Directors, Senior Management and Corporate Governance) of this Prospectus

CREST or CREST System	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK & International Limited (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time

CREST Depository	CREST Depository Limited, a subsidiary of EUI (or any successor or assignee of it in such capacity from time to time)

CREST Nominee	CIN (Belgium) Limited, a subsidiary of the CREST Depository, or any other body appointed to act as a nominee on behalf of the CREST Depository, including the CREST Depository itself

CREST Participant	a participant in the CREST System that has entered into an agreement to participate in the CREST System subject to EUI’s terms and conditions

CREST Regulations	the Uncertificated Securities Regulations 2001 of the United Kingdom, as amended

CSD	has the meaning given to such term in the CSDR

CSDR	the EU Central Securities Depositaries Regulation (Regulation EU) No. 909/2014

Current Directors	the current directors of Smurfit WestRock, whose names appear on page 52 of this Prospectus

Delayed Draw Term Facility	the three-year unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion that could be borrowed in a single draw through 31 May 2023, that was included in the Amended Credit Agreement

Depositary Interest or DI	a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in a Smurfit WestRock Share

Deposited Securities	the Smurfit WestRock Shares that are held through DTC

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Designated Smurfit Kappa Shares	(i) any Smurfit Kappa Shares held from time to time by Smurfit WestRock or any subsidiary of Smurfit WestRock and/or any nominee of Smurfit WestRock or any subsidiary of Smurfit WestRock, and (ii) any Treasury Shares

DGCL	the General Corporation Law of the State of Delaware (as amended)

DI Custodian	Computershare Trust Company, N.A., in its capacity as custodian for the DI Depositary or such other party as the DI Depositary may appoint

DI Deed	the deed poll made by the DI Depositary constituting the Smurfit WestRock DIs

DI Depositary	Computershare Investor Services PLC, in its capacity as the proposed issuer of the DIs (or any successor or assignee of it in such capacity from time to time)

DI Holders	CREST Participants, from time to time, holding DIs through the CREST System

Directors	depending on the context, the directors from time to time of Smurfit WestRock or any other legal person, entity or institution

Dissenting Shares	WestRock Shares issued and outstanding immediately prior to the Merger Effective Time and held by a holder of record or beneficial owner who did not vote in favour of the approval and adoption of the Transaction Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such WestRock Shares in accordance with Section 262 of the DGCL

DLLCA	the Limited Liability Company Act of the State of Delaware as amended

Draft New UK Listing Rules	the FCA’s new Listing Rules proposed under Consultation Paper CP23/31 published by the FCA in December 2023 and subsequently set out in the Draft UK Listing Rules Instrument 2024 published by the FCA in March 2024, and which are currently in draft form for consultation purposes

DTC	the Depository Trust Company (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time

DTC Nominee	Cede & Co. or such other entity as may be nominated by an authorised representative of DTC from time to time

DTC Participant	a participant in the DTC System that has entered into an agreement to participate in the DTC System, subject to DTC’s terms and conditions

DTC System	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with DTC’s operational arrangement (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time

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DTRs	the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance, as such document may be amended or supplemented from time to time)

DTT Country	a country with which Ireland has a double tax treaty

DWT	Irish dividend withholding tax

EB Migration	the migration of the Smurfit Kappa Shares to the EB System from the CREST System in March 2021

EB Nominee	Euroclear Nominees Limited, a wholly-owned subsidiary of Euroclear Bank, established under the laws of England and Wales with registration number 02369969 (or any successor or assignee of it in such capacity from time to time)

EB Participant	a participant in the EB System that has entered into an agreement to participate in the EB System subject to Euroclear Bank’s terms and conditions, and “EB Participants” shall be construed accordingly

EB System	the securities settlement system operated by Euroclear Bank and governed by Belgian law (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time

Effect	any change, effect, development, circumstance, condition, state of facts, event or occurrence

EGM Resolutions	the following resolutions to be proposed at the Extraordinary General Meeting for the purposes of approving (i) the Combination as a Class 1 transaction pursuant to Chapter 5 of the Listing Rules; (ii) the Scheme and authorising the directors of Smurfit Kappa to implement the Scheme; (iii) amendments to the Articles of Association of Smurfit Kappa Group plc to implement the Scheme; and (iv) the cancellation of the listing of Smurfit Kappa Shares from the premium listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time) and from trading on the LSE’s main market for listed securities and the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and admission to trading on the LSE’s main market for listed securities

Effect	any change, effect, development, circumstance, condition, state of facts, event or occurrence

Eligible Green Projects	eligible green projects under Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market

End Date Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

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EPA	the Environmental Protection Agency

Equity Award Exchange Ratio	the sum of (a) the Exchange Ratio and (b) the quotient, rounded to four decimal points, obtained by dividing (i) the Cash Consideration by (ii) the VWAP of Smurfit Kappa Shares

ERISA	the US Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder

EU	the European Union

EU ETS	EU Emission Trading Scheme

EUI	Euroclear UK & International Limited, the operator of the CREST System (or any successor or assignee of it in such capacity from time to time)

EU MAR	the Market Abuse Regulation of the European Union (596/2014)

EU Member State	each of Austria, Belgium, Bulgaria, Croatia, Cyprus, Czechia, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovenia, Slovakia, Spain, and Sweden

Euroclear Bank or EB	Euroclear Bank S.A./N.V., an international CSD based in Belgium and part of the Euroclear Group (or any successor or assignee of it in such capacity from time to time)

Euroclear Smurfit WestRock Shares	the Smurfit WestRock Shares issued in the name of the EB Nominee as Scheme Consideration pursuant to the Scheme

Euronext Dublin	the Irish Stock Exchange plc, trading as Euronext Dublin incorporated and registered in Ireland under the Irish Companies Act with registered number 539157 (or any successor or assignee of it in such capacity from time to time)

Euronext Dublin Market	the Euronext Dublin Market, operated by Euronext Dublin

European Revolving Credit Agreement	the credit agreement WestRock entered into on 7 July 2022 with Rabo as administrative agent, providing for the European Revolving Credit Facility

European Revolving Credit Facility	the three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million, including an incremental €100.0 million accordion feature, provided for by the European Revolving Credit Agreement

Eurozone	the member states of the European Union, from time to time, that have adopted the euro as their currency

Evercore	Evercore Group L.L.C.

Exchange Ratio	one validly issued, fully paid non-assessable Smurfit WestRock Share for each WestRock Share

Executive Severance Plan	the executive severance plan which is expected to be adopted by Smurfit WestRock effective upon Completion

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Existing EB Holders	the holders of interests in Smurfit Kappa Shares held through EB Participants

Extraordinary General Meeting or EGM	the extraordinary general meeting of Smurfit Kappa Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Scheme Meeting shall have concluded or adjourned (it being understood that if the Scheme Meeting is adjourned, the EGM shall be correspondingly adjourned)

EY	Ernst & Young LLP

Farm Credit Facility	the seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million provided for in the Farm Credit Facility Agreement

Farm Credit Facility Agreement	the amended and restated credit agreement that WestRock entered into on 7 July 2022 with CoBank ACB as administrative agent, providing for the Farm Credit Facility

FCA	the UK Financial Conduct Authority

Financing	as defined in paragraph 10 (Financing) of Part 6 (Information on the Combination) of this Prospectus

Fitch	Fitch Ratings Inc.

FSMA	the UK Financial Services and Markets Act 2000, as amended, including any regulations made pursuant thereto

FTSE	the Financial Times Stock Exchange

Gain on Sale of RTS and Chattanooga	as defined in the paragraph entitled “Executive Summary” in Section B (Operating and Financial Review of WestRock) of Part 10 (Operating and Financial Review of the Combined Group) of this Prospectus

GDPR	the General Data Protection Regulation (EU 2016/679)

GHG	greenhouse gas

Glass Lewis	Glass, Lewis & Co., the proxy advisory services company

Governmental Entity	(a) any national, federal, state, county, municipal, local, foreign, or supranational government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, or any arbitral authority, (b) any public international governmental organisation, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organisation described in the foregoing clause (a) or (c) of this definition, including, for the avoidance of doubt, the Irish High Court and the US SEC

Green Notes	the 2033 Notes together with the 2029 Notes

Green Notes Indenture	the indenture dated 22 September 2021, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar, pursuant to which SK Treasury issued the Green Notes

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Grupo Gondi	Gondi, S.A. de C.V.

Healthcare Continuation Benefit	a healthcare coverage subsidy payment generally equal to the applicable premium cost for the number of years equal to the applicable severance multiple

HMRC	His Majesty’s Revenue and Customs in the United Kingdom

holder	in the context of holding securities, including through CREST, a registered holder (including any person(s) entitled to such securities by transmission)

HSR Act	the US Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder

IFRS EU	the International Financial Reporting Standards and IFRS Interpretations Committee interpretations as adopted by the European Union and the provisions of the Irish Companies Act

IMO	Integration Management Office

Indemnified Party	as defined in the paragraph entitled “Directors’ and Officers’ Insurance and Indemnification” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Intended Tax Treatment	the intention of the parties that (i) Smurfit WestRock not be treated as a “surrogate foreign corporation” or a “domestic corporation” within the meaning of Section 7874(a)(2)(B) of the Code and Section 7874(b) of the Code, respectively, as a result of the Combination and (ii) the Smurfit Kappa Share Exchange be treated as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code

Interim Constitution	as defined in paragraph 4 (Description of the Smurfit WestRock Shares and the Smurfit WestRock Constitution) of Part 14 (Additional Information) of this Prospectus

Intervening Event	as defined in the paragraph entitled “Board Change of Recommendation” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Ireland	the island of Ireland, excluding Northern Ireland, and the word “Irish” shall be construed accordingly

Irish CGT	Irish capital gains tax

Irish Companies Act	Companies Act 2014 of Ireland (as amended)

Irish Court Hearing	the hearing of the Irish High Court at which it is proposed that the Irish High Court sanction the Scheme under Section 453(2)(c) of the Irish Companies Act

Irish High Court	the High Court of Ireland

Irish Revenue	the Revenue Commissioners of Ireland

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Irish Takeover Rules	the Irish Takeover Panel Act, 1997, Takeover Rules, 2022

Irish Transparency Regulations	the Transparency (Directive 2004/109/EC) Regulations 2007 (S.I. 277 of 2007), as amended

IRS	the US Internal Revenue Service

ISIN	international securities identification number

ISS	Institutional Shareholder Services Inc., the proxy advisory services company

KapStone	KapStone Paper and Packaging Corporation

KapStone 2006 Plan	the KapStone Paper and Packaging 2006 Incentive Plan, as amended and restated

KapStone 2014 Plan	the KapStone Paper and Packaging 2014 Incentive Plan

KapStone 2016 Plan	the KapStone Paper and Packaging 2016 Incentive Plan

KPMG	KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, with its address at 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03, Ireland, who are registered to carry out audit work by Chartered Accountants Ireland

Latest Practicable Date	5 May 2024 (being the latest practicable date prior to the date of this Prospectus for ascertaining certain information contained herein)

Lazard	Lazard Frères & Co. LLC

LEI	legal entity identifier

Listing Effective Time	as defined in the paragraph entitled “Settlement and dealings in Smurfit WestRock Shares at the Listing Effective Time” in Part 15 (Listing and Settlement)

Listing Rules	the rules and regulations made by the FCA in its capacity as the competent authority under the Financial Services and Markets Act 2000, and contained in the FCA’s publication of the same name (as such document may be amended or supplemented from time to time)

LSE	the London Stock Exchange plc or the market conducted by it, as the context requires, or any successor or assignee of it in such capacity from time to time or any replacement for such system from time to time

LTI Plan	the long-term incentive plan which is expected to be adopted by Smurfit WestRock effective upon Completion

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Matsack Nominees	Matsack Nominees Limited, a nominee shareholder which is a wholly-owned subsidiary of Matsack Trust Limited, a professional services company that is controlled by Matheson LLP, legal advisers to the Company as to Irish law

MEPPs	multiemployer pension plans

Merger	the merger of Merger Sub with and into WestRock, with WestRock surviving the merger as a wholly-owned subsidiary of Smurfit WestRock, in accordance with the Transaction Agreement

Merger Consideration	the Cash Consideration and the Share Consideration

Merger Effective Time	the time the Merger becomes effective at Completion after the Scheme Effective Time

Merger Sub	Sun Merger Sub, LLC, a limited liability company organised in the State of Delaware, United States as a wholly-owned subsidiary of Smurfit WestRock

Mexico Acquisition	WestRock’s acquisition of the remaining 67.7% interest in Grupo Gondi for $969.8 million in cash and the assumption of debt

Moody’s	Moody’s Investors Service, Inc.

MPS Acquisition	WestRock’s acquisition of Multi Packaging Solutions International Limited, a Bermuda exempted company

MWV	WestRock MWV, LLC (formerly known as MeadWestvaco Corporation)

MWV 2005 Plan	the MeadWestvaco Corporation 2005 Performance Incentive Plan, as amended and restated effective 25 February 2013

Net WestRock Option Share	with respect to a WestRock Option, the quotient obtained by dividing (A) the product obtained by multiplying (1) the excess, if any, of the value of the Merger Consideration over the exercise price per WestRock Share subject to such WestRock Option immediately prior to the Merger Effective Time by (2) the number of WestRock Shares subject to such WestRock Option immediately prior to the Merger Effective Time by (B) the value of the Merger Consideration (for purposes of this definition, the value of the component of the Merger Consideration that consists of Smurfit WestRock Shares shall equal the product of (x) the Exchange Ratio and (y) the VWAP of Smurfit Kappa Shares)

New York City Time	the standard time zone on the eastern coast of the United States

Nomination Committee	Smurfit WestRock’s nomination committee

Non-Executive Directors	unless the context otherwise requires, the non-executive directors of Smurfit WestRock from time to time

Notes	the 2030 Notes, the 2034 Notes and the 2054 Notes

Notes Indenture	the indenture under which the Notes were issued

Notes Offering	the offering of the Notes completed by SK Treasury on 3 April 2024

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NYSE	the New York Stock Exchange (or any successor or assignee of it in such capacity from time to time) or any replacement for such market from time to time

NYSE Admission	admission of the Smurfit WestRock Shares to the NYSE

NYSE listing standards	as defined in paragraph 5 (Management and governance) of Part 6 (Information on the Combination) of this Prospectus

NYSE Rules	the New York Stock Exchange Listed Company Manual

OCC	old corrugated containers

OECD	Organisation for Economic Cooperation and Development

Official List of Euronext Dublin	the official list maintained by the Irish Stock Exchange plc, trading as Euronext Dublin

Official List of the FCA	the official list maintained by the FCA acting in its capacity as the competent authority for listing under FSMA

Paris Agreement	as defined in the paragraph entitled “Sustainability & Environmental Matters” in Section C (Information on WestRock) of Part 8 (Information on the Combined Group) of this Prospectus

PCAOB	Public Company Accounting Oversight Board (United States)

PEPP	Pan-European Pension Product

Person or Persons	a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organisation

PFIC	passive foreign investment company

Pillar Two	the OECD’s Inclusive Framework that proposes a minimum global tax

PILON	payment in lieu of notice

PIUMPF	Pace Industry Union-Management Pension Fund

PJT Partners	PJT Partners (UK) Limited

PPWR	Packaging and Packaging Waste Regulation

PRA	the Prudential Regulation Authority

Pre-Emption Group	the Pre-Emption Group of the Financial Reporting Council

Projected Information Regarding Smurfit Kappa	the Calculated UFCF Estimates Regarding Smurfit Kappa together with the Smurfit Kappa Projections

Projected Information Regarding WestRock	the Calculated UFCF Estimates Regarding WestRock together with the WestRock Projections

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Projections	the Projected Information Regarding Smurfit Kappa together with the Projected Information Regarding WestRock

Proposed Directors	the Proposed Executive Directors and Proposed Non-Executive Directors

Proposed Executive Directors	the proposed executive Directors of Smurfit WestRock at Completion, being Anthony Smurfit and Ken Bowles

Proposed Executive Officers	the proposed executive officers of Smurfit WestRock at Completion, being Anthony Smurfit, Ken Bowles, Laurent Sellier, Saverio Mayer and Jairo Lorenzatto

Proposed Non-Executive Directors	the proposed non-executive Directors of Smurfit WestRock at Completion, being Carol Fairweather, Mary Lynn Ferguson-McHugh, Kaisa Hietala, Lourdes Melgar, Jørgen Buhl Rasmussen, Colleen F. Arnold, Timothy J. Bernlohr, Terrell K. Crews, Suzan F. Harrison, Dmitri L. Stockton and Alan D. Wilson

Prorated Bonus	as defined in the paragraph entitled “Executive Severance Plan” in paragraph 8 (Service contracts and letters of appointment of the Proposed Directors) of Part 14 (Additional Information) of this Prospectus

Prospectus	this prospectus

Prospectus Regulation Rules	the prospectus regulation rules published by the FCA under Section 73A of FSMA

PRSA	Personal Retirement Savings Account

Rabo	Coöperatieve Rabobank U.A., New York Branch

Rabobank	Coöperatieve Rabobank U.A.

REACH	the European Union’s regulation concerning Registration, Evaluation, Authorisation, and Restriction of Chemicals

Receivables Securitisation Facility	the existing $700.0 million receivables securitisation agreement (as amended and restated from time to time), to which WestRock is a party

Registrar of Companies	the Registrar of Companies in Dublin, Ireland

Regulation FD	the Regulation Fair Disclosure of 2000

Regulatory Information Service	any of the services authorised by the FCA from time to time for the purpose of disseminating regulatory announcements

Relevant EB Participant	a person recorded in the records and systems maintained by the EB System at the Scheme Record Time (by way of interests standing to the credit of its EB Participant account) as the EB Participant in respect of the Belgian Law Rights pertaining to the Smurfit WestRock Shares held through EB Participants, excluding Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs

Restricted Jurisdictions	Australia, Canada, Japan and South Africa

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Revolving Credit Facility or RCF	the €1.35 billion revolving credit facility of Smurfit Kappa with a maturity date of 28 January 2026, provided under the Revolving Facility Agreement

Revolving Facility Agreement	the revolving facility agreement dated 28 January 2019 between Smurfit Kappa Holdings Limited (which was merged by absorption into Smurfit Kappa Investments Limited on 30 September 2023), SK Treasury and certain other members of Smurfit Kappa, which provides for the Revolving Credit Facility

RockTenn	WestRock RKT Company (formerly known as RockTenn Company)

Rock-Tenn 2004 Plan	the Rock-Tenn Company Amended and Restated 2004 Incentive Stock Plan

S&P	Standard & Poor’s Global Ratings

Sales Price	as defined in the paragraph entitled “KapStone Paper and Packaging 2016 Incentive Plan” of Part 14 (Additional Information) of this Prospectus

Sanction Date	the date on which the Irish High Court sanctions the Scheme (without material modification) pursuant to Section 453 of the Irish Companies Act

SBT	science-based targets

SCF	supply chain financing

Scheme or Scheme of Arrangement	the proposed scheme of arrangement under Section 450 of the Irish Companies Act to effect the Smurfit Kappa Share Exchange under the terms of the Transaction Agreement, particulars of which are set out in the Class 1 Circular, in its present form or with and subject to any modification, addition or condition approved or imposed by the Irish High Court and agreed to by Smurfit Kappa and WestRock

Scheme Consideration	one Smurfit WestRock Share per Scheme Share to be paid pursuant to the Scheme to Scheme Shareholders

Scheme Effective Date	the date on which the Scheme becomes effective in accordance with its terms

Scheme Effective Time	the time on the Scheme Effective Date at which the Scheme becomes effective as fixed by the Irish High Court in the Court Order

Scheme Meeting	the meeting or meetings of Smurfit Kappa Shareholders (and any adjournment thereof) convened by an order of the Irish High Court pursuant to Section 450 of the Irish Companies Act to be held at 10:00 a.m. (Irish Time) on 13 June 2024 in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83, Ireland for the purposes of considering and if thought fit, approving the Scheme with or without any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court, including any adjournment, postponement or reconvention of any such meeting

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Scheme Record Time	5:00 p.m. (New York City Time) on the Scheme Effective Date

Scheme Resolution	the resolution to be proposed at the Scheme Meeting as set out in the Class 1 Circular

Scheme Shareholder	each holder of Scheme Shares, and “Scheme Shareholders” shall be construed accordingly

Scheme Shares	the Smurfit Kappa Shares in issue at the Scheme Record Time but excluding any Designated Smurfit Kappa Shares

SEDOL	stock exchange daily official list

Series A Preference Shares	the 10,000 preference shares to be issued by Smurfit WestRock to Matsack Nominees (or its affiliate) prior to the re-registration of Smurfit WestRock as a public limited company

SG&A	selling, general and administrative

Share Consideration	one validly issued, fully paid and non-assessable Smurfit WestRock Share issued to WestRock Shareholders as part consideration for each WestRock Share held by a WestRock Shareholder under the terms of the Transaction Agreement

Shareholder Meetings	the EGM and Scheme Meeting

Shareholders	the registered holders of Smurfit WestRock Shares from time to time

SK Treasury	Smurfit Kappa Treasury Unlimited Company (a wholly-owned subsidiary of Smurfit Kappa)

Smurfit Kappa	Smurfit Kappa Group plc, a public limited company incorporated in Ireland with registered number 433527, and its subsidiary undertakings, save where the context otherwise requires

Smurfit Kappa Amounts	as defined in the paragraph entitled “Termination Amounts” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Smurfit Kappa Annual Financial Statements	the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023

Smurfit Kappa Articles	means the articles of association of Smurfit Kappa as at the date of this Prospectus

Smurfit Kappa Benefit Plans	each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit-sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance programme, education or tuition assistance programmes, and each insurance and other similar fringe or employee benefit plan, programme or arrangement, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of Smurfit Kappa or any Smurfit Kappa subsidiary or with respect to which Smurfit Kappa or any Smurfit Kappa subsidiary may have any obligation or liability (whether actual or contingent)

317

Smurfit Kappa Board	the board of directors of Smurfit Kappa from time to time

Smurfit Kappa Change of Recommendation Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Smurfit Kappa Designees	the eight members of the Smurfit Kappa Board as of immediately prior to the Scheme Effective Time (including the Chair of the Smurfit Kappa Board, the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa) selected by Smurfit Kappa to become members of the Smurfit WestRock Board immediately after the Scheme Effective Time

Smurfit Kappa Equity Award	any equity award granted under a Smurfit Kappa Equity Plan that is or may be paid or settled in Smurfit Kappa Shares

Smurfit Kappa Equity Plan	each of Smurfit Kappa’s 2018 Performance Share Plan (as amended), 2018 Deferred Bonus Plan and 2011 Deferred Annual Bonus Plan

Smurfit Kappa Italia	Smurfit Kappa Italia S.p.A.

Smurfit Kappa Material Breach Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Smurfit Kappa No Vote Amount	as defined in the paragraph entitled “Termination Amounts” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Smurfit Kappa Projections	the internal financial analyses and forecasts relating to Smurfit Kappa’s future performance for the financial years ending 31 December 2023 through 31 December 2027 on a stand-alone basis without giving effect to the Combination prepared by Smurfit Kappa’s management

Smurfit Kappa Register of Members	the register of members maintained by Smurfit Kappa pursuant to the Irish Companies Act

Smurfit Kappa Share Exchange	the proposed acquisition by Smurfit WestRock of Smurfit Kappa by means of the Scheme (and any such Scheme as it may be revised, amended or extended from time to time) under the terms of the Transaction Agreement

Smurfit Kappa Shareholder Approval	refers to (i) the approval of the Scheme by three-fourths (75%) or more in value of the Smurfit Kappa Shares held by Smurfit Kappa Shareholders at the Voting Record Time, present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Smurfit Kappa Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting)

318

Smurfit Kappa Shareholder Approval Failure Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Smurfit Kappa Shareholders	the registered holders of Smurfit Kappa Shares from time to time

Smurfit Kappa Shares	the ordinary shares of Smurfit Kappa Group plc, with par value of €0.001 per share

Smurfit Kappa Termination Amount	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Smurfit WestRock	Smurfit WestRock Limited (formerly known as Cepheidway Limited and to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion), a private company limited by shares incorporated in Ireland with registered number 607515, which will become the new holding company of the Combined Group at Completion

Smurfit WestRock Board	the board of directors of Smurfit WestRock from time to time

Smurfit WestRock Cash Award	an unvested cash award in an amount equal to the product obtained by multiplying (i) the number of WestRock Shares subject to a WestRock RSU Award as of immediately prior to the Merger Effective Time by (ii) the Cash Consideration

Smurfit WestRock Constitution	the memorandum of association and articles of association of Smurfit WestRock to be adopted immediately prior to the Scheme Effective Time

Smurfit WestRock Register of Members	the register of members maintained by Smurfit WestRock pursuant to the Irish Companies Act

Smurfit WestRock RSU Award	an award of restricted stock units corresponding to a number of Smurfit WestRock Shares equal to the product (rounded down to the nearest whole number of shares) obtained by multiplying (i) the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time by (ii) the Share Consideration

Smurfit WestRock Shareholders	the registered holders of Smurfit WestRock Shares from time to time

Smurfit WestRock Shares	the ordinary shares of $0.001 each in the capital of Smurfit WestRock

Smurfit WestRock Street Name Book-Entry Interests	the ownership interest of each actual purchaser of Smurfit WestRock Shares (i.e., the beneficial owner), which is recorded on the direct and indirect DTC Participants’ records
Special Mandatory Redemption	the special mandatory redemption the Notes will be subject to if Completion does not occur

SRD II	the EU Shareholders’ Rights Directive (2017/828/EU) as transposed into Irish law by the European Union (Shareholders’ Rights) Regulations 2020 (S.I. No. 81 of 2020), as amended

Standard Listing	the standard listing segment of the Official List of the FCA or a listing on the single category for equity shares in commercial companies or the other shares category for foreign companies with a secondary listing in the United Kingdom, if such new listing categories as contemplated in FCA Consultation Paper CP23/10 have been implemented by the FCA and taken effect at the relevant time

319

Subsidiary	has the meaning set out in Section 7 of the Irish Companies Act

Substantial Acquisition Rules	Irish Takeover Panel Act 1997, Substantial Acquisition Rules, 2022

Superior Proposal	as defined in the paragraph entitled “Board Change of Recommendation” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Surviving Corporation	WestRock, existing as a wholly-owned subsidiary of Smurfit WestRock following the Merger

Sustainability Committee	Smurfit WestRock’s sustainability committee

TCA	the Taxes Consolidation Act 1997

ton	a unit of weight equal to 2,000 pounds

tonne	a unit of weight equal to 2,204.623 pounds

Transaction Agreement	the agreement dated 12 September 2023 between Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company and Merger Sub (as it may be amended from time to time) as described in more detail in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

Transaction Financing	the debt financing or any other third-party financing that is necessary, or that is otherwise incurred or intended to be incurred by any of Smurfit WestRock, Smurfit Kappa, Merger Sub or any of the subsidiaries of Smurfit Kappa, to finance, refinance or refund any existing indebtedness of WestRock, Smurfit Kappa or any of their respective subsidiaries, or to fund the Cash Consideration payable under the Transaction Agreement, including the incurrence of indebtedness, the offering or private placement of debt securities, notes, indentures, debentures, bonds or other similar instruments or to pay any fees and expenses in connection with any of the foregoing

Transfer Agent	Computershare Trust Company, N.A. or other appointed transfer agent

Transfer Deadline	the time, as will be confirmed through a bulletin notification by EUI, by which Smurfit Kappa Shares held by or through EB Participants must be repositioned into CDIs, to be held by or through a CREST Participant in order to receive new Smurfit WestRock Shares in the form of DIs

Treasury Shares	any Smurfit Kappa Shares held by Smurfit Kappa or any Subsidiary of Smurfit Kappa but excluding any such shares held by Smurfit Kappa or a Subsidiary of Smurfit Kappa in the capacity of trustee only, where neither Smurfit Kappa nor any Subsidiary of Smurfit Kappa is beneficially interested in those shares under the terms of the relevant trust

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TRIR	total recordable injury rate

UK Admission	admission of the Smurfit WestRock Shares to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities

UK Companies Act	the UK Companies Act 2006 (as amended)

UK Corporate Governance Code	the UK Corporate Governance Code published by the Financial Reporting Council

UK MAR or UK Market Abuse Regulation	Regulation EU No 596/2014, as retained in UK law from the end of the Brexit transition period (11:00 p.m. (UK time) on 31 December 2020)

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

UK Prospectus Regulation	assimilated Regulation (EU) No 2017/1129, as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018

unaudited pro forma financial information	the unaudited pro forma statement of net assets and pro forma statement of operations of the Combined Group included in Part 12 (Unaudited Pro Forma Financial Information for the Combined Group) of this Prospectus

US or United States	the United States of America

US Exchange Act	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

US GAAP	generally accepted accounting principles in the United States, as in effect from time to time

US Prospectus	the prospectus forming part of the US Registration Statement

US Proxy Statement	the definitive proxy statement filed by WestRock with the US SEC on 26 April 2024

US Registration Statement	the registration statement on Form S-4 of Smurfit WestRock (together with any amendments or supplements thereto)

US SEC	the US Securities and Exchange Commission

US Securities Act	the US Securities Act of 1933, as amended, and the rules and regulations made thereunder

US Yankee Bonds	the 7.50% debentures due 2025 issued by Smurfit Kappa Treasury Funding Designated Activity Company in an aggregate principal amount of $350 million, pursuant to an indenture dated 15 November 1995, among Smurfit Kappa Treasury Funding Designated Activity Company, as issuer, Smurfit Packaging Corporation Limited, as guarantor, certain subsidiary guarantors and BNY Mellon Corporate Trust, as trustee

USW	United Steelworkers Union

VAT	any tax imposed by any member state of the European Union in conformity with the directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar to or replacing the same

321

Voting Record Time	6:00 p.m. on 9 June 2024 or, if the Scheme Meeting and/or the EGM is/are adjourned on the day that is four days before the day fixed for the adjourned meeting

VWAP of Smurfit Kappa Shares	the volume weighted average price of a Smurfit Kappa Share for a ten (10) trading day period on Euronext Dublin, starting with and including the opening of trading on the eleventh (11th ) trading day prior to the Completion Date and ending on and including the closing of trading on the second to last trading day prior to the Completion Date, as reported by Bloomberg (converting each volume weighted average price to US dollars based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, US edition, or if not reported therein, another alternative source)

WestRock	WestRock Company, a corporation incorporated in the State of Delaware, United States, and its subsidiary undertakings, save where the context otherwise requires

WestRock 2016 Plan	the WestRock Company Amended and Restated 2016 Incentive Stock Plan

WestRock 2020 Plan	the WestRock Company 2020 Incentive Stock Plan, as amended

WestRock 2021 Annual Financial Statements	the audited consolidated financial statements of WestRock as at and for the financial year ended 30 September 2021

WestRock 2022 Annual Financial Statements	the audited consolidated financial statements of WestRock as at and for the financial year ended 30 September 2022

WestRock 2023 Annual Financial Statements	the audited consolidated financial statements of WestRock as at and for the financial year ended 30 September 2023

WestRock Amounts	as defined in the paragraph entitled “Termination Amounts” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

WestRock Annual Financial Statements	the WestRock 2021 Annual Financial Statements, the WestRock 2022 Annual Financial Statements and the WestRock 2023 Annual Financial Statements

WestRock Benefit Plans	each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit-sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance programme, education or tuition assistance programmes, and each insurance and other similar fringe or employee benefit plan, programme or arrangement, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of WestRock or any WestRock subsidiary or with respect to which WestRock or any WestRock subsidiary may have any obligation or liability (whether actual or contingent)

322

WestRock Board	the board of directors of WestRock from time to time

WestRock Change of Recommendation Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

WestRock Designees	the six members of the WestRock Board as of immediately prior to the Scheme Effective Time selected by WestRock to become members of the Smurfit WestRock Board immediately after the Scheme Effective Time

WestRock Director RSU Award	each outstanding WestRock RSU Award that was granted to a non-employee member of the WestRock Board

WestRock Equity Award	any WestRock Option or WestRock RSU Award

WestRock Equity Plan	each of the WestRock Company 2020 Incentive Stock Plan, as amended; the WestRock Company Amended and Restated 2016 Incentive Stock Plan; the MeadWestvaco Corporation 2005 Performance Incentive Plan, as amended and restated effective 25 February 2013; the Rock-Tenn Company Amended and Restated 2004 Incentive Stock Plan; the KapStone Paper and Packaging 2016 Incentive Plan; the KapStone Paper and Packaging 2014 Incentive Plan; and the KapStone Paper and Packaging 2006 Incentive Plan, as amended and restated

WestRock ESPP	WestRock’s Employee Stock Purchase Plan (effective 2 February 2016)

WestRock Financial Statements	the WestRock Annual Financial Statements, the WestRock Q1 Financial Statements and the WestRock H1 Financial Statements

WestRock H1 Financial Statements	the unaudited, interim consolidated financial statements of WestRock as at and for the three and six months ended 31 March 2024

WestRock Material Breach Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

WestRock No Vote Amount	as defined in the paragraph entitled “Termination Amounts” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

WestRock Option	an outstanding option to purchase WestRock Shares granted under any WestRock Equity Plan

WestRock Projections	the internal financial analyses and forecasts relating to WestRock’s future performance for the financial years ending 30 September 2023 through 30 September 2028 on a stand-alone basis without giving effect to the Combination prepared by WestRock’s management

WestRock Q1 Financial Statements	the unaudited, interim consolidated financial statements of WestRock as at and for the three months ended 31 December 2023

WestRock RCF	the five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion US revolving facility and a $500 million multicurrency revolving facility, included in the WestRock Revolving Credit Agreement

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WestRock Revolving Credit Agreement	the credit agreement WestRock entered into on 7 July 2022 with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent, which included the WestRock RCF

WestRock RSU Award	an outstanding award of restricted stock units that corresponds to a number of WestRock Shares granted under any WestRock Equity Plan

WestRock Shareholder Approval	the affirmative vote of the holders of a majority of the outstanding WestRock Shares entitled to vote on the approval and adoption of the Transaction Agreement at the WestRock Special Meeting in favour of adopting such proposal

WestRock Shareholder Approval Failure Termination Right	as defined in the paragraph entitled “Termination of the Transaction Agreement” of Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

WestRock Shareholder Approval Failure Termination	as defined in the paragraph entitled “Termination of the Transaction Agreement” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

WestRock Shareholders	the holders of WestRock Shares from time to time

WestRock Shares	the shares of WestRock Company’s common stock, with par value $0.01 per share

WestRock Special Meeting	the meeting of the WestRock Shareholders for the purpose of seeking the WestRock Shareholder Approval, including any postponement or adjournment thereof

WestRock Termination Amount	as defined in the paragraph entitled “Termination Amounts” in Part 7 (Summary of the Key Terms of the Transaction Agreement) of this Prospectus

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Part 18
Historical Financial Information of Smurfit Kappa

F1-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Smurfit Kappa Group plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Smurfit Kappa Group plc and subsidiaries (the Company) as of December 31, 2023, 2022 and 2021, the related Consolidated Statements of Operations, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the Consolidated Financial Statements). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the defined benefit pension obligations

As discussed in Note 18 to the Consolidated Financial Statements, the Company’s defined benefit pension obligations totaled $2,319 million as of December 31, 2023. As discussed in Note 1, the measurement of the defined benefit pension obligations is dependent, in part, on the selection of certain actuarial assumptions, including discount rates.

We identified the evaluation of the discount rates used in the valuation of the defined benefit pension obligations as a critical audit matter. Specialized skills and knowledge were required to assess the discount rates and changes in the discount rates could have had a significant impact on the measurement of the estimated gross defined benefit pension obligations.

F1-2

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the valuation of the defined benefit pension obligations, including controls related to the determination of the discount rates. We involved actuarial professionals with specialized skills and knowledge, who assisted in evaluating the discount rates by assessing:

●	the Company’s methodology used to develop the discount rates;

●	the selected yield curves by comparing them to spot rates; and

●	changes in the discount rates from the prior year against changes in published indices using publicly available market data.

KPMG

We have served as the Company’s auditor since 2018.

Dublin, Ireland

March 26, 2024

F1-3

Consolidated Balance Sheets

(in $ millions, except share and per share data)

	As of December 31,
	2023	2022	2021
Assets
Current assets:
Cash and cash equivalents, including restricted cash (amounts related to consolidated variable interest entities of $3 million, $5 million and $8 million at December 31, 2023, 2022 and 2021, respectively)	$1,000	$841	$985
Accounts receivable (amounts related to consolidated variable interest entities of $816 million, $947 million and $862 million at December 31, 2023, 2022 and 2021, respectively)	1,806	2,036	2,022
Inventories	1,203	1,354	1,212
Other current assets	561	591	424
Total current assets	4,570	4,822	4,643
Property plant and equipment, net	5,791	5,002	4,921
Operating lease right-of-use assets	374	339	368
Goodwill	2,842	2,722	2,880
Intangibles, net	218	231	239
Deferred tax assets	140	129	138
Other non-current assets	116	97	104
Total assets	$14,051	$13,342	$13,293
Liabilities and Equity
Current liabilities:
Accounts payable	$1,728	$1,930	$2,031
Accrued expenses	278	270	269
Accrued compensation and benefits	438	419	410
Current portion of debt	78	96	88
Current operating lease liabilities	113	89	95
Other current liabilities	371	449	333
Total current liabilities	3,006	3,253	3,226
Non-current debt due after one year	3,669	3,568	3,770
Non-current operating lease liabilities	269	255	285
Deferred tax liabilities	280	274	251
Pension liabilities and other postretirement benefits, net of current portion	537	523	702
Other non-current liabilities	116	126	130
Total liabilities	$7,877	$7,999	$8,364
Commitments and Contingencies (Note 21)	—	—	—
Equity:
Common stock, €0.001 par value; and 9,910,931,085 shares authorized; 260,354,342, 259,033,759 and 259,033,759 shares outstanding at December 31, 2023, 2022 and 2021, respectively)	—	—	—
Convertible Class A, B, C & D stock of €0.001 par value; and 7,068,915; 30,000,000; 30,000,000; 75,000,000 shares authorized and Nil; 2,089,514; 2,089,514 and 786,486 shares outstanding, respectively at December 31, 2023, 2022 and 2021	—	—	—
Treasury stock, at cost (1,907,129, 1,633,722, and 1,974,476 common stock as of December 31, 2023, 2022 and 2021, respectively)	(91)	(78)	(69)
Capital in excess of par value	3,575	3,528	3,485
Accumulated other comprehensive loss	(847)	(1,209)	(946)
Retained earnings	3,521	3,087	2,444
Total stockholders’ equity	6,158	5,328	4,914
Non-controlling interests	16	15	15
Total equity	6,174	5,343	4,929
Total liabilities and equity	$14,051	$13,342	$13,293

The accompanying notes are an integral part of these Consolidated Financial Statements.

F1-4

Consolidated Statements of Operations

(in $ millions, except share and per share data)

	Years ended December 31,
	2023	2022	2021
Net sales	$12,093	$13,509	$11,933
Cost of goods sold	(9,039)	(10,237)	(9,255)
Gross profit	3,054	3,272	2,678
Selling, general and administrative expenses	(1,599)	(1,529)	(1,421)
Goodwill impairment	—	(12)	—
Impairment of other assets	(5)	(173)	—
Transaction-related expenses associated with the proposed Combination	(78)	—	—
Operating profit	1,372	1,558	1,257
Pension and other postretirement non-service expense, net	(49)	(8)	(23)
Interest expense, net	(139)	(139)	(165)
Other (expense) income, net	(46)	15	9
Income before income taxes	1,138	1,426	1,078
Income tax expense	(312)	(391)	(276)
Net income	826	1,035	802
Less: Net income attributable to non-controlling interests	(1)	(1)	—
Net income attributable to common stockholders	$825	$1,034	$802

Basic earnings per share attributable to common stockholders	$3.19	$4.00	$3.12

Diluted earnings per share attributable to common stockholders	$3.17	$3.96	$3.08

The accompanying notes are an integral part of these Consolidated Financial Statements.

F1-5

Consolidated Statements of Comprehensive Income

(in $ millions, except share and per share data)

	Years ended December 31,
	2023	2022	2021
Consolidated net income	$826	$1,035	$802
Other comprehensive income (loss), net of tax:
Defined benefit pension and other post-retirement benefit plans:
Net actuarial (loss) gain arising during period	(47)	13	128
Amortization and settlement recognition of net actuarial loss	31	32	56
Prior service (cost) credit arising during period	(3)	1	—
Amortization of prior service credit	(1)	(1)	(1)
Foreign currency (loss) gain - pensions	(33)	65	52
Other long-term employment benefit plans:
Net actuarial gain arising during period	—	3	1
Amortization and settlement recognition of net actuarial gain	—	(3)	(1)
Foreign currency:
Foreign currency translation gain (loss)	410	(366)	(326)
Derivatives:
Changes in fair value of cash flow hedges	5	(6)	(4)
Changes in fair value of cost of hedging	—	(1)	(1)
Other comprehensive income (loss), net of tax	362	(263)	(96)
Comprehensive income	1,188	772	706
Less: Comprehensive income attributable to non-controlling interests	(1)	(1)	—
Comprehensive income attributable to common stockholders	$1,187	$771	$706

The accompanying notes are an integral part of these Consolidated Financial Statements.

F1-6

Consolidated Statements of Cash Flows

(in $ millions, except share and per share data)

	Years ended December 31,
	2023	2022	2021
Operating activities:
Consolidated net income	$826	$1,035	$802
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, depletion and amortization	580	564	554
Goodwill impairment	—	12	—
Impairment of other assets	5	109	—
Share-based compensation expense	66	68	82
Deferred tax (benefit) expense	(28)	41	(22)
Pension and other postretirement funding (more) less than cost (income)	(39)	(61)	(48)
Other	(10)	(18)	(11)

Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	245	(91)	(501)
Inventories	220	(209)	(297)
Other assets	43	(116)	(94)
Accounts payable	(260)	(33)	585
Income taxes payable or refundable	(99)	53	(19)
Accrued liabilities and other	10	79	51
Net cash provided by operating activities	$1,559	$1,433	$1,082
Investing activities:
Capital expenditures	$(929)	$(930)	$(715)
Cash paid for purchase of businesses, net of cash acquired	(29)	(93)	(480)
Receipt of capital grants	14	6	6
Proceeds from divestitures	—	—	39
Proceeds from sale of property, plant and equipment	17	13	19
Deferred consideration paid	(4)	(15)	(41)
Cash paid for purchase of other assets	—	(1)	—
Net cash used for investing activities	$(931)	$(1,020)	$(1,172)

Financing activities:
Additions to debt	$88	$52	$1,248
Net repayments of revolving credit facility	(4)	—	(109)
Repayments of debt	(136)	(56)	(665)
Repayment of lease liabilities	(3)	(3)	(3)
Debt issuance costs	—	—	(14)
Purchases of treasury stock	(30)	(32)	(28)
Share buyback	—	(42)	—
Cash dividends paid to stockholders	(391)	(349)	(365)
Cash dividends paid to non-controlling interests	—	(1)	—
Other	(3)	—	12
Net cash (used for) generated by financing activities	$(479)	$(431)	$76

Increase (decrease) in cash, cash equivalents and restricted cash	$149	$(18)	$(14)
Cash, cash equivalents and restricted cash at beginning of period	841	985	1,106
Effect of exchange rate changes on cash, cash equivalents and restricted cash	10	(126)	(107)
Cash, cash equivalents and restricted cash at end of period	$1,000	$841	$985

Supplemental cash flow information:
Cash paid for interest, net of interest received	$146	$129	$158
Cash paid for income taxes, net of refunds	$439	$338	$283

The accompanying notes are an integral part of these Consolidated Financial Statements.

F1-7

Consolidated Statements of Changes in Equity

(in $ millions, except share and per share data)

	Common Stock		Capital in Excess of Par value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Non-controlling Interest	Total
	Shares	Amount		Amount
Balance at December 31, 2020	258	$—	$3,423	$(55)	$2,007	$(850)	$4,525	$15	$4,540
Net income	—	—	—	—	802	—	802	—	802
Other comprehensive loss, net of tax	—	—	—	—	—	(96)	(96)	—	(96)
Share-based payments	—	—	76	—	—	—	76	—	76
Issuance of common stock	1	—	—	—	—	—	—	—	—
Purchases of treasury stock	—	—	—	(28)	—	—	(28)	—	(28)
Shares distributed by Smurfit Kappa Employee Trust	—	—	(14)	14	—	—	—	—	—
Dividends declared (€1.17 per share)	—	—	—	—	(365)	—	(365)	—	(365)
Balance at December 31, 2021	259	$—	$3,485	$(69)	$2,444	$(946)	$4,914	$15	$4,929
Net income	—	—	—	—	1,034	—	1,034	1	1,035
Other comprehensive loss, net of tax	—	—	—	—	—	(263)	(263)	—	(263)
Share-based payments	—	—	66	—	—	—	66	—	66
Issuance of common stock	1	—	—	—	—	—	—	—	—
Purchases of treasury stock	—	—	—	(32)	—	—	(32)	—	(32)
Shares distributed by Smurfit Kappa Employee Trust	—	—	(23)	23	—	—	—	—	—
Share buyback	—	—	—	(42)	—	—	(42)	—	(42)
Cancellation of common stock	(1)	—	—	42	(42)	—	—	—	—
Dividends declared (€1.28 per share)	—	—	—	—	(349)	—	(349)	(1)	(350)
Balance at December 31, 2022	259	$—	$3,528	$(78)	$3,087	$(1,209)	$5,328	$15	$5,343
Net income	—	—	—	—	825	—	825	1	826
Other comprehensive income, net of tax	—	—	—	—	—	362	362	—	362
Share-based payments	—	—	64	—	—	—	64	—	64
Issuance of common stock	1	—	—	—	—	—	—	—	—
Purchases of treasury stock	—	—	—	(30)	—	—	(30)	—	(30)
Shares distributed by Smurfit Kappa Employee Trust	—	—	(17)	17	—	—	—	—	—
Dividends declared (€1.41 per share)	—	—	—	—	(391)	—	(391)	—	(391)
Balance at December 31, 2023	260	$—	$3,575	$(91)	$3,521	$(847)	$6,158	$16	$6,174

The accompanying notes are an integral part of these Consolidated Financial Statements.

F1-8

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, “we”, “us”, “our”, “Smurfit Kappa” and “the Company” refer to the business of Smurfit Kappa Group plc, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

We are a multinational manufacturer, distributor and seller of containerboard, corrugated containers and other paper-based packaging products. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that enhance our customers prospects of success in their markets. Our team members support customers around the world from our operating and business locations in Europe and the Americas.

Transaction Agreement with WestRock Company

On September 12, 2023, Smurfit Kappa and WestRock Company, a public company incorporated in Delaware (“WestRock”) announced they had reached a definitive agreement on the terms of a proposed combination (the “Transaction Agreement”) to be implemented through (i) an acquisition by Smurfit WestRock Limited (to be re-registered as a public limited company under the laws of Ireland and renamed Smurfit WestRock plc) ("Smurfit WestRock") of the entire issued share capital of Smurfit Kappa by means of a scheme of arrangement under Section 450 of the Companies Act 2014 of Ireland (the “Scheme”); and (ii) a merger of a subsidiary of Smurfit WestRock with and into WestRock (the “Merger” and together with the Scheme, the “Combination”).

Under the terms of the Transaction Agreement:

i.	for each share of common stock of WestRock (a “WestRock Share”), the common stockholders of WestRock will receive one new Smurfit WestRock share and $5.00 in cash; and

ii.	for each ordinary share of the Company (a "Smurfit Kappa Share"), the shareholders of the Company will receive one new Smurfit WestRock share.

In conjunction with the Combination, Smurfit Kappa entered into a commitment letter under which Citibank, N.A., London Branch and Citicorp North America Inc. arranged and underwrote a $1,500 million senior unsecured bridge term loan for the purpose of financing (directly or indirectly) the cash consideration and/or fees, commissions, costs and expenses payable in relation to the Combination. On October 13, 2023, Smurfit Kappa entered into a $1,500 million bridge facility agreement with Citibank, N.A., London Branch and certain other financial institutions. Upon entering into the bridge facility agreement, the commitments under the commitment letter were cancelled. Refer to Note 10. Debt for more information.

Following completion of the Combination ("Completion"), Smurfit WestRock will be the parent company of the combined group. The combined group will be headquartered and domiciled in Dublin, Ireland, with North and South American headquarters in Atlanta, Georgia, U.S. Smurfit WestRock will have a dual listing on the New York Stock Exchange (“NYSE”) and the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”), and the shares of Smurfit WestRock (the "Smurfit WestRock Shares") will be admitted to trading on the NYSE and the main market for listed securities of the London Stock Exchange (“LSE”).

The Combination is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders of the Company and stockholders of WestRock, sanction of the Scheme by the High Court of Ireland, the US registration statement for the offer of the shares of Smurfit WestRock being declared effective by the Securities and Exchange Commission (“SEC"), approval of the shares of Smurfit WestRock for listing on the NYSE, and approval of the shares of Smurfit WestRock for listing on the standard listing segment of the Official List of the FCA.

F1-9

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Transaction Agreement with WestRock Company - continued

Subject to shareholder approval and other closing conditions, the Combination is expected to close in early July 2024.

The Transaction Agreement contains certain termination rights for both parties. Each of the Company and WestRock may be required to make payments to the other party in connection with the termination of the Transaction Agreement under specified circumstances.

During the year the Company incurred transaction-related expenses associated with the proposed Combination of $78 million, these comprised primarily of banking and financing related costs as well as legal and other professional services.

Basis of Presentation and Principles of Consolidation

The Consolidated Financial Statements have been derived from the historical accounting records of Smurfit Kappa and were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s fiscal year ends December 31. The reporting currency is the United States Dollar (“the U.S. Dollar”).

The Consolidated Financial Statements include the accounts of Smurfit Kappa Group plc, and our wholly and partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary. We have eliminated all intercompany accounts and transactions.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or voting interest model.

The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include goodwill impairment, income taxes and pension and other postretirement benefits. These estimates and assumptions are based on management’s judgment. Actual results may differ from those estimates, and the differences could be material.

We base our estimates on the current information available, our experiences and various other assumptions believed to be reasonable under the circumstances. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We regularly evaluate these significant factors and make adjustments in the Consolidated Financial Statements where facts and circumstances dictate.

F1-10

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Revenue Recognition

The Company’s revenue is primarily derived from the sale of containerboard, corrugated containers and other paper-based packaging products. All revenue relates to revenue from contracts with customers. Contracts with customers include a single performance obligation to sell these products and do not generally contain multiple performance obligations.

We recognize revenue at a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer upon delivery. We net provisions for early settlement discounts, returns, refunds, allowances, volume-based rebates and other adjustments against our gross sales. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 “Revenue from Contracts with Customers” (“ASC 606”).

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. No element of financing is deemed present as the sales are made with credit terms consistent with market practice and are in line with normal credit terms in the entities’ country of operation.

We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers’ destinations, as a component of cost of goods sold.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values.

Restricted cash consists of cash held by us for specific legal or contractual reasons and is not available for immediate business use. Restricted cash is included as a component of cash and cash equivalents for the purpose of the Consolidated Statement of Cash Flows when the contractual restrictions do not change the nature of the demand deposit.

F1-11

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Accounts Receivable and Allowances

Our accounts receivable arises throughout the Company’s operations from a diverse and varied customer base, and as such there is no significant concentration of credit risk. Credit evaluations are performed on all customers over certain thresholds and all customers are subject to continued monitoring. Credit limits are reviewed on a regular basis.

We perform an evaluation of the current expected credit losses (“CECL”) inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. Generally, credit terms associated with our receivables collection are approximately 30 to 90 days.

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We write off receivables when they are no longer determined to be collectible.

See “Note 5. Accounts Receivable” for additional information on accounts receivable and allowances. See “Note 10. Debt” for additional information on receivables securitization facilities.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined on a first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. For finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity and excludes borrowing costs. Net realizable value is the estimated proceeds of sale less costs to completion and any costs to be incurred in selling and distribution.

We include the cost of wood harvested from forest lands in the carrying values of raw materials.

Full provision is made for all damaged, deteriorated and unusable material. The Company regularly reviews inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, records charges to write-down inventories to their estimated net realizable value. Any write-down of inventory to net realizable value creates a new cost basis for that inventory. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost. See “Note 6. Inventories” for additional information.

Leased Assets

We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease equipment and vehicles.

F1-12

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Leased Assets - continued

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease, if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. We recognize a right-of-use (“ROU”) asset and a lease liability at the lease commencement date which is the date at which the asset is made available for our use. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. We categorize leases with contractual terms longer than 12 months as either operating or finance.

Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in “Property, plant and equipment, net.” All other leases are categorized as operating leases.

For operating and finance leases, the lease liability is initially measured at the present value of the future lease payments at the lease commencement date. The lease liability is subsequently measured at amortized cost using the effective-interest method. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. As the implicit rate is generally not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information.

We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease.

While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See “Note 11. Leases” for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation and impairment charges. Cost includes major expenditure for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Plant and Equipment	3 - 30 years

Buildings and Building Improvements	10 - 50 years

The estimated residual value and the useful lives of assets are reviewed at each reporting date. The useful lives of assets could be reduced by climate-related factors, for example, because of physical risks, obsolescence or legal restrictions. Capital expenditure will continue to be required for ongoing projects in order to meet our climate change targets and the useful lives of future capital expenditure may differ from current assumptions, however there are no significant changes in the estimates of useful lives during the current financial year. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount. These are included in the Consolidated Statements of Operations.

F1-13

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Property, Plant and Equipment - continued

Capitalization of costs in respect of constructing an asset commences when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Cost includes expenditure that is directly attributable to the construction of the asset. Construction in progress is not depreciated and is assessed for impairment when there is an indicator of impairment. When these assets are available for use, they are transferred out of construction in progress to the applicable heading under property, plant and equipment.

Forest lands consist of standing timber. Timber is stated at cost less depletion. Depletion refers to the carrying value of timber that is harvested. Costs related to acquiring, planting and growing timber and expenditure directly attributable to the timber are capitalized. At the time of harvest, the cost of the wood harvested is included in inventories.

Goodwill and Non-current Assets

The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit.

In accordance with ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), we review the carrying value of our goodwill annually or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. We determine the fair value of each reporting unit using the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and the guideline public company method.

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is “more likely than not” that the fair value of a reporting unit exceeds its carrying amount. We generally do not perform a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, sales prices, inflation, discount rates, exchange rates, tax rates, anticipated synergies and productivity improvements resulting from past acquisitions, capital expenditures and continuous improvement projects. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit’s carrying amount over its fair value as required under ASU 2017-04 “Simplifying the Test for Goodwill Impairment.”

F1-14

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Goodwill and Non-current Assets - continued

We follow the provisions included in ASC 360, “Property, Plant, and Equipment” in determining whether the carrying value of any of our non-current assets, including ROU assets and amortizable intangibles other than goodwill, is impaired. We determine whether indicators of impairment are present. We review non-current assets for impairment when events or changes in circumstances indicate that the carrying amount of the non-current asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value.

This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Business Combinations

In accordance with ASC 805, “Business Combinations” (“ASC 805”), we recognize the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgments regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired. Acquisition related costs are expensed as incurred.

F1-15

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Business Combinations - continued

In a business combination achieved in stages, the cost includes the acquisition date fair value of any pre-existing equity interest in the subsidiary. When settlement of all or part of a business combination is deferred, the fair value of the deferred component is determined by discounting the amounts payable to their present value at the date of exchange. Where a business combination agreement provides for an adjustment to the purchase consideration which is contingent on future events, the contingent consideration is measured at fair value. Any subsequent remeasurement of the contingent amount is recognized in the Consolidated Statements of Operations if it is identified as a financial liability.

Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities

We estimate fair values in accordance with ASC 820 “Fair Value Measurement” (“ASC 820”). ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 defines levels within the hierarchy based on the availability of quoted prices for identical items in active markets, similar items in active or inactive markets and valuation techniques using observable and unobservable inputs. We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in our fair value measurements.

The hierarchy consists of:

●	Level 1: fair value measurements represent exchange-traded securities, which are valued at quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date;

●	Level 2: fair value measurements are determined using input prices that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data; and

●	Level 3: fair value measurements are determined using unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and non-current debt. With the exception of non-current debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair value of debt such as debentures and various notes are based on broker prices at the balance sheet date. The fair value of the revolving credit facility is based on the present value of its estimated future cash flows discounted at an appropriate market discount rate at the balance sheet date.

F1-16

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities - continued

We disclose the fair value of non-current debt in “Note 14. Fair Value Measurement” and our pension and postretirement assets and liabilities in “Note 18. Retirement Plans.”

Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to manage certain foreign currency, interest rate and commodity price exposures. All derivatives are recognized at fair value. The treatment of changes in fair value depends on whether the derivative is designated as a hedging instrument, the nature of the item being hedged and the effectiveness of the hedge. The Company designates certain derivatives as follows:

●	Hedges of a particular risk associated with a recognized fixed or floating rate asset or liability or a probable forecast transaction (cash flow hedges);

●	Hedges of changes in the fair value of a recognized asset or liability (fair value hedges); and

●	Hedges of net investments in foreign operations (net investment hedges).

At inception the Company documents the relationship between the hedging instrument and hedged items, its risk management objectives and the strategy for undertaking the transaction. The Company also documents its assessment of whether the derivative is highly effective in offsetting changes in fair value or cash flows of hedged items, both at inception and in future periods.

The fair values of various derivative instruments used for hedging purposes are disclosed in “Note 13. Derivative Financial Instruments.” Movements on the cash flow hedging reserve and cost of hedging reserve in Accumulated Other Comprehensive Income (Loss) are shown in the Consolidated Statements of Comprehensive Income. The fair value of a hedging derivative is classified as a non-current asset or liability when its remaining maturity is more than one year; it is classified as a current asset or liability when its remaining maturity is less than one year. The current interest value in the fair value of a hedging derivative is also separately recognized as a current asset or liability in the financial statements. Non-hedging derivative assets and liabilities are classified as current or non-current based on expected realization or settlement dates.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the carrying amount in the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The tax effects of accumulated other comprehensive income (loss) are eliminated when the circumstances upon which it is premised cease to exist. Where applicable, the portfolio approach is utilized. All deferred tax assets and liabilities are classified as non-current in our Consolidated Balance Sheets.

We reduce deferred tax assets with a valuation allowance to the amount we believe is more-likely than-not to be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, recent financial operations and carry back availability, if any. In the event we were to determine that we would be able to realize or not realize our deferred tax assets in the future at their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase income tax expense, respectively.

F1-17

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Income Taxes - continued

Certain provisions of ASC 740, “Income Taxes” (“ASC 740”) provide that a “tax position that meets the more-likely-than-not recognition threshold shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.” We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is more-likely- than-not to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is greater than 50-percent likely of being realized upon settlement. We do not record any benefit for the tax positions where we do not meet the initial recognition threshold. Income tax positions must meet the ASC 740 recognition criteria as of the reporting date to be recognized. We recognize material interest related to tax positions in interest expense in the Consolidated Statements of Operations. We recognize material penalties related to tax positions in income tax expense in the Consolidated Statements of Operations. Resolution of tax positions are not expected to have a material adverse effect on our cash flows nor materially benefit our results of operations in future periods upon their resolution.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, “Compensation – Retirement Benefits.” Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our Consolidated Balance Sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.

We describe these assumptions in “Note 18. Retirement Plans”, which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. We also have a number of actuarially valued long-term benefit plans (“jubilee plans”) which are recorded within other non-current liabilities and other (expense) income, net.

Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

Actuarial gains or losses that arise during the year are recognized as a component of accumulated other comprehensive income (loss). The amount in excess of a corridor is subsequently amortized on a plan-by-plan basis either over the average future service of the plan participants or for plans where all or almost all of the plan participants are inactive, the average life expectancy of inactive plan participants and are recognized as a component of net period benefit cost. The corridor represents the excess over 10% of the greater of the projected benefit obligation or the fair value of plan assets and is determined on a plan-by-plan basis. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement benefit obligations and our future expense.

F1-18

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, “Compensation – Stock Compensation.” Pursuant to our Deferred Bonus Plan (“DBP”) and our Performance Share Plan (“PSP”), we grant conditional awards to our employees. The grants made under the DBP and PSP generally vest over a period of three years. All of our share-based compensation awards are classified as equity awards. We measure share-based compensation awards using fair value-based measurement methods. This results in the recognition of compensation expense for all share-based compensation awards based on their fair value as of the grant date. Compensation expense is recognized over the requisite service period for time and performance-based awards. Forfeitures are estimated based on historical experience. We charge the compensation expense under the plans to earnings over each award’s individual vesting period. The awards under the PSP generally contain performance and market conditions in conjunction with a service requirement. The performance conditions are reviewed at the end of a three-year period. For awards vesting based on market conditions, compensation expense is recognized whether or not the market condition is met, as long as the service condition is met. For awards vesting based on performance conditions, compensation expense is recognized only if it is probable the performance condition will be achieved. The Company reassesses the probability of vesting at each reporting period and adjusts compensation expense based on its probability assessment.

Foreign Currency

The Consolidated Financial Statements are presented in the U.S. Dollar, which is the reporting currency of the Company. The functional currency of the Company is the Euro. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the foreign exchange rate ruling at the reporting date.

Non-monetary assets and liabilities carried at cost are not subsequently retranslated. Non-monetary assets carried at fair value are subsequently remeasured at the exchange rate at the date of valuation. Foreign exchange differences arising on translation are recognized within “Other (expense) income, net” with the exception of differences on foreign currency borrowings that qualify as a hedge of the Company’s net investment in foreign operations. The portion of exchange gains or losses on foreign currency borrowings used to provide a hedge against a net investment in a foreign operation and that is determined to be an effective hedge is recognized in other comprehensive income.

Further, we translate the assets and liabilities from the respective functional currency to U.S. Dollars using end-of-period exchange rates. Changes in the carrying value of these assets and liabilities attributable to fluctuations in exchange rates are recognized in foreign currency translation, a component of Total Other comprehensive income / (loss), net of tax. On consolidation, foreign exchange differences arising on translation of net investments including those arising on non-current intragroup loans deemed to be quasi-equity in nature are recognized in other comprehensive income. When a quasi-equity loan ceases to be designated as part of the Company’s net investment, accumulated currency differences are reclassified to profit or loss only when there is a change in the Company’s proportional interest. On disposal of a foreign operation, accumulated currency translation differences are reclassified to profit or loss as part of the overall gain or loss on disposal.

We recorded a gain (loss) on foreign currency transactions of $(52) million, $(2) million and $4 million in the years ended December 31, 2023, 2022 and 2021, respectively.

F1-19

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

Highly Inflationary Economies

Argentina

Through our investments in Packaging Investments Netherlands (“PIN”) B.V. and Packaging Investments Holdings (“PIH”) B.V, the Company has subsidiary companies that are operating in a highly inflationary economy i.e. Argentina, as determined in accordance with ASC 830 “Foreign Currency Matters.” Argentina became hyperinflationary during 2018, due to negative economic trends in the country, including multiple periods of increasing inflation rates, devaluation of the Argentine peso, and increasing borrowing rates locally. The cumulative three-year inflation rate for the country exceeded 100% at that time, and is expected to exceed 100% for the foreseeable future. Therefore, effective from 2018, the operating entity was considered to be functioning in a highly inflationary economy and began using the U.S. Dollar as its functional currency.

Argentina’s net sales represented approximately 2.4%, 2.2% and 1.6% of our total net sales for the years ended December 31, 2023, 2022 and 2021, respectively. The operating entity’s monetary and non-monetary assets and liabilities held in local currency consist primarily of property, plant and equipment, inventory and accounts receivable assets and accounts payable liabilities, which make up less than 3.9%, 3.0%, and 1.9% of our total assets and total liabilities as of December 31, 2023, 2022 and 2021, respectively.

Changes in the Argentine peso exchange rate will result in foreign currency exchange gains or losses on the operating entity’s peso denominated monetary assets and liabilities. Subsequent to the conversion, the Company recorded a $42 million net loss, $16 million net gain and $6 million net gain within other (expense) income, net in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021, respectively, which reflects the remeasurement of the operating entity’s monetary assets and liabilities denominated in Argentine peso using an exchange rate of 808, 177 and 103 Argentine peso to the U.S. Dollar at December 31, 2023, 2022 and 2021, respectively.

New Accounting Standards Recently Adopted

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs could be adopted after their respective issuance dates through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”, which extends the period of time that entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. The adoption of these ASUs did not have a material impact on our Consolidated Financial Statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. This ASU requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This ASU is intended to reduce diversity in practice and increase comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods therein, with early adoption permitted. The adoption of this ASU did not have a material impact on our Consolidated Financial Statements.

F1-20

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies - continued

New Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The ASU requires an entity to disclose incremental segment information, including enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company’s annual reporting periods beginning after December 15, 2023. Adoption is a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-07 will have on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2024. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its Consolidated Financial Statements.

2. Acquisitions

The following relates to acquisitions by the Company that took place in the years ended December 31, 2023, 2022 and 2021. We accounted for these acquisitions in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Acquired assets and liabilities were recorded at their estimated acquisition date fair values. Acquisition related costs were expensed as incurred and were not material to our financial statements.

Fiscal 2023 Acquisitions

We acquired Asterias, a folding carton company in Poland, and Cartonajes Carrión, a specialty packaging operation in Spain, in the year ended December 31, 2023. Goodwill arising on these acquisitions was $21 million in total, of which $16 million is currently expected to be deductible for income tax purposes. Neither acquisition was considered to be sufficiently significant as to warrant separate disclosure of the net assets acquired.

During 2023, the Company recorded a measurement period adjustment to the fair values initially assigned to the PaperBox and Pusa Pack businesses acquired in 2022, resulting in a decrease in goodwill of $24 million and $1 million, respectively.

Fiscal 2022 Acquisitions

We completed the following acquisitions in the year ended December 31, 2022:

●	On April 1, 2022, we acquired 100% of Argencraft, a corrugated facility in Argentina.

●	On April 29, 2022, we acquired 100% of Atlas Packaging, a corrugated packaging company in the United Kingdom.

●	On October 3, 2022, we acquired 100% of PaperBox, a packaging plant in Brazil.

●	On October 31, 2022, we acquired 100% of Pusa Pack, a bag-in-box packaging plant in Spain.

The total aggregate purchase consideration for the 2022 acquisitions was $107 million, consisting of $99 million in cash and $8 million in deferred consideration. None of the business combinations completed during the year were considered material to warrant separate disclosure of the fair values attributable to those combinations.

F1-21

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

2. Acquisitions - continued

Fiscal 2022 Acquisitions - continued

The $93 million of cash outflows reflected in the Consolidated Statements of Cash Flows for the year ended December 31, 2022, relate to the total cash consideration, net of $6 million in cash acquired in 2022.

The total net assets acquired were $87 million. Acquisition related costs were expensed as incurred and were not material to our financial statements. The aggregate purchase price of these acquisitions reflects goodwill of $20 million, which is not expected to be deductible for income tax purposes. The goodwill is primarily composed of expected benefits related to expanding the Company's established and growing packaging business.

We additionally recorded gross intangible assets of $38 million as of December 31, 2022, which reflect estimates for definite-lived intangibles with an estimated weighted average useful life of approximately 9 years.

The operating results of the collective business have been included in our financial statements since the date of acquisitions and are not material to our financial condition, results of operations, or cash flows.

During 2022, the Company made a measurement period adjustment to the fair values assigned to the Verzuolo acquisition which was acquired in 2021, resulting in a decrease in goodwill of $36 million.

Fiscal 2021 Acquisitions

We completed the following acquisitions in the year ended December 31, 2021:

•	On June 1, 2021, we acquired 100% of Cartones del Pacifico, a paper-based packaging company in Peru.
•	On July 5, 2021, we acquired 100% of Cartonbox, a folding carton company in Mexico.
•	On October 8, 2021, we acquired 100% of Verzuolo, a containerboard mill in Northern Italy.

The following table summarizes the consideration transferred and the preliminary purchase price allocation of the fair values of the identifiable net assets acquired in respect of the acquisition of Verzuolo completed during the year:

2021
Verzuolo
ASSETS
Current assets
Accounts receivable, net	$4
Inventories	16
Total current assets	$20
Non-current assets
Property, plant and equipment, net	268
Other assets	2
Total non-current assets	$270
LIABILITIES
Accounts payables	10
Non-current debt due after one year	1
Other non-current liabilities	4
Total liabilities	$15

Total identifiable net assets at fair value	275
Goodwill arising on acquisition	138
Total consideration	$413
Consideration settled by:
Cash payments	$(413)
Total consideration	$(413)

F1-22

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

2. Acquisitions - continued

Fiscal 2021 Acquisitions - continued

The following table presents financial information regarding the 2021 acquisition of Verzuolo included in the Consolidated Statements of Operations from the date of acquisition through December 31, 2021 under the column “Actual from acquisitions date.” The following table also presents supplemental pro-forma information as if the acquisition had occurred at the beginning of fiscal year 2021. The supplemental pro-forma financial information presented below was derived from historical financial records of the Company and Verzuolo and presents the operating results of the combined Company, with results prior to the acquisition date adjusted as if the acquisition had occurred on January 1, 2021.

The supplemental pro-forma financial information is not necessarily indicative of the consolidated results of operations that would have been realized had the acquisitions been completed as of January 1, 2021, nor is it meant to be indicative of future results of operations that the combined entity will experience:

	2021
	Actual from Acquisition Date	Supplemental Pro-Forma Financial Information
Continuing Operations
Revenue	$50	$12,173
Net income attributable to Smurfit Kappa Group plc	$(6)	$793

The total aggregate purchase consideration for the other 2021 acquisitions, excluding Verzuolo, was $69 million, composed entirely of cash. We performed a detailed quantitative and qualitative assessment of each acquisition to determine whether it is material for the purposes of separate disclosure under ASC 805. The acquisition of Verzuolo was deemed to be a significant acquisition. None of the remaining acquisitions completed during the financial year were considered significant to warrant separate disclosure of the identifiable net assets acquired.

The $480 million of cash outflows reflected in the Consolidated Statements of Cash Flows for the year ended December 31, 2021, relate to the total cash consideration, net of $2 million in cash acquired in 2021.

The total net assets acquired for all 2021 acquisitions, excluding Verzuolo, were $29 million. The aggregate purchase price of these acquisitions, excluding Verzuolo, reflects preliminary goodwill of $40 million, which was not deductible for income tax purposes. The goodwill is primarily composed of expected benefits related to expanding the Company's established and growing packaging business.

We additionally recorded preliminary gross intangible assets for the 2021 acquisitions, excluding Verzuolo, of $23 million as of December 31, 2021, which reflect estimates for definite-lived intangibles with a preliminary estimated weighted average useful life of approximately 8 years.

Acquisition related costs were expensed as incurred and were not material to our financial statements.

3. Segment Information

We have identified our operating segments based on the manner in which reports are reviewed by the Chief Operating Decision Maker (“CODM”). The CODM is determined to be the executive management team responsible for assessing performance, allocating resources and making strategic decisions. We have identified two operating segments (Europe and the Americas), which are also our reportable segments. No operating segments have been aggregated for disclosure purposes.

F1-23

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

3. Segment Information - continued

In the identification of the operating and reportable segments, we considered the level of integration of our different businesses as well as our objective to develop long-term customer relationships by providing customers with differentiated packaging solutions that enhance the customer's prospects of success in their end markets.

The Europe and the Americas segments are each highly integrated within the segment and there are many interdependencies within these operations. They include a system of mills and plants that primarily produce a full line of containerboard that is converted into corrugated containers within each segment. In addition, the Europe segment also produces types of paper, such as solid board, sack kraft paper, machine glazed and graphic paper, and other paper-based packaging, such as honeycomb, solid board packaging and folding cartons; and bag-in-box packaging (located in Europe, Argentina, Canada, Mexico and the U.S.). The Americas segment, which includes a number of Latin American countries and the U.S., also comprises forestry; types of paper, such as boxboard and sack paper; and paper-based packaging, such as folding cartons, honeycomb and paper sacks.

Segment profit is measured based on Adjusted EBITDA, defined as net income before taxes, interest expense net, depreciation, depletion and amortization, goodwill impairment, impairment of other assets, transaction-related expenses associated with the proposed Combination, restructuring costs, share-based compensation expense, pension expense (excluding current service cost) and other (expense) income, net.

Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties. Inter-segment transactions are not material.

The accounting policies of the reportable segments are the same as those described in “Note 1. Description of Business and Summary of Significant Accounting Policies.”

We have a presence in 36 countries worldwide. The table below reflects financial data of our foreign operations for each of the past three fiscal years:

	Years ended December 31,
	2023	2022	2021
Net sales (unaffiliated customers):
Ireland	$128	$124	$129
Germany	1,694	1,960	1,662
France	1,492	1,603	1,294
Mexico	1,343	1,365	1,174
Other Europe – Eurozone	3,452	3,992	3,634
Other Europe – non-Eurozone	2,359	2,704	2,525
Other Americas	1,625	1,761	1,515
Total	$12,093	$13,509	$11,933

	Years ended December 31,
	2023	2022	2021
Non-current assets
Ireland	$44	$41	$49
Netherlands	565	543	592
France	624	563	590
Germany	633	561	548
Mexico	625	497	395
Other Europe – Eurozone	1,294	1,225	1,236
Other Europe – non-Eurozone	1,274	1,122	1,171
Other Americas	1,106	789	708
Total	$6,165	$5,341	$5,289

F1-24

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

3. Segment Information - continued

Non-current assets include Operating lease right-of-use assets and Property, plant and equipment net and are disclosed based on their location.

Other than the countries shown above, no other individual country represents greater than 10% of Net sales or non-current assets.

Our Net sales are derived almost entirely from the sale of goods and is disclosed based on the location of production. No one customer represents greater than 10% of our net sales.

The following tables show selected financial data for our segments and the required reconciliations of segmental assets to the amounts reported in the Consolidated Balance Sheets:

	Years ended December 31,
	2023	2022	2021
Net sales:
Europe	$9,184	$10,432	$9,285
The Americas	2,909	3,077	2,648
Total	$12,093	$13,509	$11,933

Adjusted EBITDA:
Europe	$1,653	$1,883	$1,478
The Americas	551	557	465
Total	2,204	2,440	1,943
Unallocated corporate costs	(76)	(50)	(50)
Depreciation, depletion and amortization	(580)	(564)	(554)
Goodwill impairment	—	(12)	—
Impairment of other assets*	(5)	(173)	—
Transaction-related expenses associated with the proposed Combination	(78)	—	—
Interest expense, net	(139)	(139)	(165)
Restructuring costs	(27)	(15)	—
Pension expense (excluding current service cost)	(49)	(8)	(23)
Share-based compensation expense	(66)	(68)	(82)
Other (expense) income, net	(46)	15	9
Income before income taxes	$1,138	$1,426	$1,078

*For the year ended December 31, 2023, Impairment of other assets is made up of impairment of non-current assets of $5 million (December 31, 2022: Impairment of other assets is made up of impairment of non-current assets of $14 million and impairment of the Russian operations of $159 million. See “Note 19. Disposal of Russian operations” for additional information on the impairment of the Russian operations).

Depreciation, depletion and amortization by reportable segment were:

	Years ended December 31,
	2023	2022	2021
Depreciation, depletion and amortization:
Europe	$(449)	$(428)	$(441)
The Americas	(129)	(135)	(111)
Corporate	(2)	(1)	(2)
Total	$(580)	$(564)	$(554)

F1-25

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

3. Segment Information - continued

Capital expenditures for the acquisition of long-lived assets by reportable segment were:

	Years ended December 31,
	2023	2022	2021
Capital expenditures:**
Europe	$772	$690	$1,019
The Americas	397	451	315
Corporate	1	1	—
Total	$1,170	$1,142	$1,334

	Years ended December 31,
	2023	2022	2021
Other significant non-cash charges: ***
Impairment of non-current assets
Europe	$(5)	$(55)	$—
The Americas	—	(14)	—
Total	$(5)	$(69)	$—

Impairment of goodwill
The Americas	$—	$(12)	$—
Total	$—	$(12)	$—

Total assets by segment were:

	Years ended December 31,
	2023	2022	2021
Assets:
Europe	9,672	9,586	9,681
The Americas	3,391	2,932	2,626
Corporate****	988	824	986
Total	14,051	13,342	13,293

**Segment capital expenditure comprises additions to Property, plant and equipment net, Operating lease right-of-use assets net, Finance lease right-of-use assets net, Goodwill, Intangible assets, net and includes additions resulting from acquisitions through business combinations.

***Refer to Note 7. Property, Plant and Equipment and Note 8. Goodwill for more details.

**** Corporate assets are composed primarily of Pension assets, Property, plant and equipment net, Derivative financial instruments, Deferred tax assets, Income taxes refundable and Cash and cash equivalents.

F1-26

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

4. Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by product type. Revenue is derived almost entirely from the sale of goods and is disclosed based on the location of production.

The following tables summarize our disaggregated revenue by product type for the years ended December 31, 2023, 2022 and 2021:

	Years ended December 31,
	Europe	The Americas	Total	Europe	The Americas	Total	Europe	The Americas	Total
	2023	2023	2023	2022	2022	2022	2021	2021	2021
Revenue by product:
Paper	$1,380	$159	$1,539	$1,925	$269	$2,194	$1,571	$249	$1,820
Packaging	7,804	2,750	10,554	8,507	2,808	11,315	7,714	2,399	10,113
Total	$9,184	$2,909	$12,093	$10,432	$3,077	$13,509	$9,285	$2,648	$11,933

Packaging revenue is derived mainly from the sale of corrugated products. The remainder of packaging revenue is composed of bag-in-box and other paper-based packaging products.

F1-27

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

5. Accounts Receivable

	Years ended December 31,
	2023	2022	2021
Current
Accounts receivable-third parties	$1,976	$2,196	$2,167
Less: Sales bonuses and rebates allowances	(114)	(105)	(95)
Less: Allowance for credit losses	(56)	(55)	(50)
Accounts receivable	$1,806	$2,036	$2,022

The following table represents a summary of the changes in the reserve for allowance for sales bonuses and rebates for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Balance at beginning of fiscal year	$(105)	$(95)	$(87)
Charges to net sales	194	213	194
Deductions	(203)	(223)	(202)
Balance at end of fiscal year	$(114)	$(105)	$(95)

The following table represents a summary of the changes in the reserve for allowance for credit losses for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Balance at beginning of fiscal year	$(55)	$(50)	$(65)
Charges to selling, general and administrative expenses	(2)	(16)	4
Write offs	1	11	11
Balance at end of fiscal year	$(56)	$(55)	$(50)

See “Note 10. Debt” for additional information on the receivables securitization facilities.

6. Inventories

	Years ended December 31,
	2023	2022	2021
Inventories are as follows:
Finished goods	$514	$588	$536
Work in process	52	61	53
Raw materials	348	434	357
Consumables and spare parts	289	271	266
Total inventories	$1,203	$1,354	$1,212

F1-28

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

7. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Years ended December 31,
	2023	2022	2021
Property, plant and equipment at cost:
Land and Buildings	$2,679	$2,355	$2,349
Forestlands	78	56	64
Plant and Equipment	8,860	7,984	8,137
Construction in progress	656	647	478
Finance lease right-of-use assets	32	31	35
Less: Accumulated depreciation, depletion and amortization	(6,514)	(6,071)	(6,142)
Property, plant and equipment, net	$5,791	$5,002	$4,921

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $528 million, $512 million and $506 million, respectively.

We have tested the carrying value of the non-current assets for impairment as of the reporting date and recorded an impairment charge of $5 million in the Europe segment (2022: $55 million, 2021: no impairment) and no impairment in the Americas segment (2022: $14 million, 2021: no impairment).

8. Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2023, 2022 and 2021 are as follows:

	Europe	The Americas	Total
Balance as of December 31, 2020
Goodwill	$2,822	$376	$3,198
Accumulated impairment losses	(233)	(40)	(273)
	$2,589	$336	$2,925
Acquisitions	138	40	178
Disposals	(16)	—	(16)
Translation adjustment	(191)	(16)	(207)
Balance as of December 31, 2021
Goodwill	2,735	397	3,132
Accumulated impairment losses	(215)	(37)	(252)
	$2,520	$360	$2,880
Acquisitions	(23)	43	20
Impairments	—	(12)	(12)
Translation adjustment	(162)	(4)	(166)
Balance as of December 31, 2022
Goodwill	2,537	439	2,976
Accumulated impairment losses	(202)	(52)	(254)
	$2,335	$387	$2,722
Acquisitions	20	(24)	(4)
Translation adjustment	89	35	124
Balance as of December 31, 2023
Goodwill	2,653	453	3,106
Accumulated impairment losses	(209)	(55)	(264)
	$2,444	$398	$2,842

Further information on acquisitions is included in Note 2.

F1-29

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

8. Goodwill - continued

The Company performed a quantitative impairment test as of December 31, 2023 and concluded goodwill was not impaired for any of its reporting units.

In 2022, management reassessed the expected future business performance in Peru as a result of the continued difficult economic conditions and projected cash flows that were lower than expected, giving rise to an impairment charge of $12 million in Peru.

Refer to the “Goodwill and Non-current Assets” accounting policy for additional details on the method used in determining fair value.

F1-30

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

9. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows and reflect the removal of fully amortized intangible assets in the period fully amortized (in $ millions, except weighted average life):

	Years ended December 31,
	2023			2022		2021
	Weighted Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Marketing-related	6	$30	$(25)	$28	$(19)	$29	$(18)
Customer-related	13	397	(261)	376	(232)	349	(206)
Software assets	6	293	(216)	270	(192)	272	(187)
Total		$720	$(502)	$674	$(443)	$650	$(411)

Intangible asset amortization expense was $52 million, $52 million and $48 million during the years ended December 31, 2023, 2022 and 2021, respectively. These intangible assets are amortized based on the expected pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. The useful lives of intangible assets other than goodwill are finite and range from two to twenty years. Amortization is recognized as an expense within Cost of goods sold and Selling, general and administrative expenses in the Consolidated Statements of Operations.

Estimated other intangible asset amortization expense for the succeeding five years is as follows:

Year ending December 31, 2024	$37
Year ending December 31, 2025	32
Year ending December 31, 2026	25
Year ending December 31, 2027	18
Year ending December 31, 2028	11

F1-31

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

10. Debt

The following were individual components of debt (in $ millions, except percentages):

	Years ended December 31,
	2023		2022		2021
	Carrying value	Weighted average interest rate	Carrying value	Weighted average interest rate	Carrying value	Weighted average interest rate
Revolving credit facility due 2026	$4	4.6%	$8	5.0%	$8	0.8%
€100 million receivables securitization variable funding notes due 2026	6	4.9%	6	2.7%	6	0.5%
€230 million receivables securitization variable funding notes due 2026	14	5.0%	13	2.6%	14	0.2%
$292.3 million senior debentures due 2025	294	7.5%	294	7.5%	294	7.5%
€250 million senior notes due 2025	279	2.8%	270	2.8%	286	2.8%
€1,000 million senior notes due 2026	1,121	2.9%	1,082	2.9%	1,150	2.9%
€750 million senior notes due 2027	832	1.5%	803	1.5%	853	1.5%
€500 million senior green notes due 2029	553	0.5%	534	0.5%	566	0.5%
€500 million senior green notes due 2033	553	1.0%	534	1.0%	567	1.0%
Bank loans	68	10.2%	99	11.9%	83	6.5%
Finance lease obligations	29	3.6%	31	3.3%	36	3.3%
Bank overdrafts	16	1.5%	18	0.6%	33	11.0%
Total debt	$3,769		$3,692		$3,896
Less: Current portion of debt	(78)		(96)		(88)
Debt issuance costs	(22)		(28)		(38)
Non-current debt due after one year	$3,669		$3,568		$3,770

F1-32

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

10. Debt - continued

The weighted average interest rate for short term debt was 7.2%, 9.0% and 12.9% as of December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, the aggregate maturities of debt, excluding finance lease obligations, for succeeding five years and thereafter are as follows:

Year ended December 31, 2024	$140
Year ended December 31, 2025	670
Year ended December 31, 2026	1,170
Year ended December 31, 2027	850
Year ended December 31, 2028	8
Year ended December 31, 2029 and thereafter	1,137
Total	$3,975

Maturity profile of undrawn committed facilities	2023	2022	2021
Within one year	$—	$—	$—
Between one and two years	—	—	—
More than two years	$1,832	$1,765	$1,874

As of December 31, 2023, 2022 and 2021, we had undrawn commitments of $1,832 million, $1,765 million and $1,874 million, respectively. These undrawn commitments primarily pertain to the revolving credit facility and the receivable securitization facilities, which are further explained below.

The commitment fee on the revolving credit facility and receivables securitization facilities were immaterial for the years ended December 31, 2023, 2022 and 2021.

Our borrowing agreements contain certain covenants that restrict our flexibility in certain areas such as incurrence of additional indebtedness and the incurrence of liens. Our borrowing agreements also contain financial covenants, the primary ones being a maximum net borrowings to covenant EBITDA (as defined in the relevant debt facility agreement) of 3.75 times and a minimum covenant EBITDA to net interest of 3.00 times. We were in compliance with all covenants as of the reporting dates. At December 31, 2023, as defined in the relevant facility agreement, adjusted net borrowings to covenant EBITDA was 1.4 times (2022: 1.3 times, 2021: 1.7 times) and covenant EBITDA to net interest was 15.6 times (2022: 17.4 times, 2021: 15.3 times).

During the years ended December 31, 2023, 2022 and 2021, amortization of debt issuance costs charged to interest expense were $7 million, $7 million and $13 million, respectively.

F1-33

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

10. Debt - continued

Revolving Credit Facility (“RCF”)

The RCF has a facility size of €1,350 million and matures in January 2026. Loans under the RCF will bear an interest rate at interbank rate + 0.6% for December 31, 2023, 2022 and 2021. Borrowings under the RCF are available to fund our working capital requirements, capital expenditure and other general requirements.

Senior Notes Issued:

Senior notes are non-convertible fixed rate debt instruments with defined maturities. In September 2022, we published our first Green Bond Allocation and Impact Report, detailing the use of the proceeds of the €1 billion dual-tranche Green Bonds issued in 2021. Issued with coupons of 0.5% and 1.0% respectively, for tenors of 8 and 12 years, these coupons are the lowest in our history but also the lowest achieved for a corporate issuer in our rating category. In September 2021, the Company redeemed €500 million 2.4% senior notes due in 2024.

The net proceeds from the Green Bonds are used to finance or refinance a portfolio of eligible assets and expenditures ('Eligible Green Projects') in accordance with the Group's Green Finance Framework. The Framework received an independent second party opinion from ISS ESG in line with the Green Bond and Green Loan Principles.

Bank Loans:

Property, plant and equipment with a carrying value of $3 million (2022: $12 million, 2021: $13 million) are pledged as security for loans held by the Company.

Net Investment Hedge:

The Company designates a portion of its foreign currency borrowings to hedge the net investment in certain of its foreign entities. The carrying amount of borrowings which are designated as net investment hedges at the year-end amounted to $49 million as of December 31, 2023, 2022 and 2021. The gains or losses of the effective portion of such borrowings are recognized in other comprehensive income. Ineffective portions of the gains and losses of such borrowings are recognized in the Consolidated Statements of Operations. There has been no ineffectiveness recognized in relation to these hedges in the current or prior financial years.

Receivables Securitization Facilities:

We have two trade receivables securitization programs. The first program has a facility size of €100 million, a margin of 1.1%, and matures in January 2026. This program is supported by receivables generated by our operating companies in Austria, Belgium, Italy, and the Netherlands, which are sold to a special purpose Group subsidiary. The funding for this program is provided by a conduit of Coöperatieve Rabobank U.A. (trading as Rabobank) and a conduit of Landesbank Hessen-Thüringen Girozentrale (trading as Helaba Bank), providing €77 million and €23 million, respectively.

The second program has a facility size of €230 million, a margin of 1.1%, and matures in November 2026. This program is supported by receivables generated by our operating companies in the UK, Germany, and France, which are sold to a special purpose entity. The funding for this program is provided by Lloyds Banking Group.

The sale of the securitized receivables under our securitization programs does not meet the requirements for derecognition under ASC 860 “Transfers and Servicing”. As a result, the sold receivables continue to be shown on the face of the Consolidated Balance Sheets, and the notes issued to fund the purchase of these receivables are shown as secured borrowings with attributable interest expense recognized over the life of the related transactions.

F1-34

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

10. Debt - continued

Receivables Securitization Facilities - continued

As of December 31, 2023, the gross amount of receivables collateralizing the €100 million 2026 trade receivables securitization programs were €327 million (December 31, 2022: €399 million, December 31, 2021: €335 million). The gross amount of receivables collateralizing the €230 million 2026 trade receivables securitization program at December 31, 2023 was €415 million (December 31, 2022: €492 million, December 31, 2021: €430 million). In accordance with the contractual terms, the counterparty has recourse to the securitized debtors. Given the short-term nature of the securitized debtors and the variable floating rates, the carrying amount of the securitized debtors and the associated liabilities reported on the Consolidated Balance Sheets is estimated to approximate fair value. At December 31, 2023, the restricted cash related to these facilities are deemed immaterial for all periods presented.

Bridge Facility Agreement:

In connection with the proposed WestRock Combination, the Company entered into a bridge facility agreement in the amount of $1,500 million which is available to finance, (directly or indirectly) the cash consideration and/or fees, commissions, costs and expenses payable in relation to the proposed WestRock Combination. This bridge facility, which was undrawn on December 31, 2023, is in addition to the Company’s existing committed facilities at year-end. The bridge facility agreement matures in December 2024, however it may be extended by written notice for a further 12 months at the Company’s sole discretion.

11. Leases

Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases:

	Years ended December 31,
	2023	2022	2021
Operating lease costs	$(118)	$(107)	$(112)
Variable and short-term lease costs	(47)	(40)	(33)
Finance lease cost:
Amortization of lease assets	(3)	(3)	(3)
Interest on lease liabilities	(1)	(1)	(1)
Lease cost, net	$(169)	$(151)	$(149)

F1-35

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

11. Leases - continued

Supplemental Consolidated Balance Sheets Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheets:

	Consolidated Balance Sheets	Years ended December 31,
	Caption	2023	2022	2021
Operating leases:
Operating lease right-of-use assets	Operating lease right-of-use assets	$374	$339	$368

Current operating lease liabilities	Current operating lease liabilities	113	89	95
Non-current operating lease liabilities	Non-current operating lease liabilities	269	255	285
Total operating lease liabilities		$382	$344	$380

Finance leases:
Property, Plant and Equipment		32	31	35
Accumulated depreciation	Property, plant and equipment, net	(6)	(3)	(3)
Property, Plant and Equipment, net		$26	$28	$32

Current finance lease liabilities	Current portion of debt	3	3	4
Non-current finance lease liabilities	Non-current debt due after one year	26	28	32
Total finance lease liabilities		$29	$31	$36

Lease term and Discount Rate

	Years ended December 31,
	2023	2022	2021
Weighted average remaining lease term
Operating leases	7.5 years	7.4 years	7.9 years
Finance leases	12.7 years	13.2 years	13.9 years
Weighted average discount rate
Operating leases	3.6%	2.9%	2.8%
Finance leases	3.6%	3.3%	3.3%

Supplemental Cash Flow Information Related to Leases

The following table presents supplemental cash flow information related to leases:

	Years ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$118	$107	$112
Operating cash flows related to finance leases	1	1	1
Financing cash flows related to finance leases	3	3	3

Leased assets obtained in exchange for lease liabilities:
Operating leases	$133	$111	$104
Finance leases	$—	$—	$—

F1-36

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

11. Leases - continued

Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the Consolidated Balance Sheets at December 31, 2023:

	Operating leases	Finance leases	Total
Year ending December 31, 2024	$110	$4	$114
Year ending December 31, 2025	81	4	85
Year ending December 31, 2026	67	3	70
Year ending December 31, 2027	48	3	51
Year ending December 31, 2028	30	3	33
Thereafter	90	20	110
Total lease payments	$426	$37	$463
Less: Interest	(44)	(8)	(52)
Present value of future lease payments	$382	$29	$411

12. Interest

The components of interest expense, net is as follows:

	Years ended December 31,
	2023	2022	2021
Interest expense	$(170)	$(148)	$(168)
Interest income	31	9	3
Interest expense, net(1)	$(139)	$(139)	$(165)

(1)	Total cash paid for interest, net of interest received was $146 million, $129 million and $158 million during the years ended December 31, 2023, 2022 and 2021, respectively. Of this, capitalized interest paid was $10 million, $3 million and $2 million during the years ended December 31, 2023, 2022 and 2021, respectively.

F1-37

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

13. Derivative Financial Instruments

The following tables provides the carrying value and location of derivative instruments in the Consolidated Balance Sheets:

		Years ended December 31,
	Balance Sheets Location	2023	2022	2021
Assets
Derivatives in cash flow hedging relationships		$5	$2	$—
Derivatives not designated as hedging instruments		14	47	8
Total current derivative contracts	Other current assets	19	49
Total non-current derivative contracts	Other non-current assets	—	2	3
Total derivative asset contracts		$19	$51	$11

Liabilities
Derivatives in cash flow hedging relationships		$(7)	$(6)	$(1)
Derivatives not designated as hedging instruments		(12)	(17)	(14)
Total current derivative contracts	Other current liabilities	(19)	(23)	(15)
Total non-current derivative contracts	Other non-current liabilities	(1)	(4)	(8)
Total derivative liabilities contracts		$(20)	$(27)	$(23)

Derivative gains (losses) recognized in or reclassified from AOCI to Other (expense) income, net, and Income are determined to be immaterial to the financial statements.

The following table summarizes our notional amounts:

	2023	2022	2021
Derivatives designated as hedging instruments:
Foreign currency forwards	$139	$185	$180
Cross currency swaps	158	154	163
Energy hedging contract	4	7	4
Derivatives not designated as hedging instruments:
Foreign currency forwards	125	176	212
Cross currency swaps	1,039	1,475	1,060
Energy hedging contracts	2	4	8

F1-38

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

14. Fair Value Measurement

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The Company’s non-derivative financial instruments primarily include cash and cash equivalents, trade and other receivables, trade and other payables, short-term debt and non-current debt, all of whose carrying values approximates fair value (with the exception of non-current debt with fixed interest rates). Fair value disclosures are classified based on the fair value hierarchy. See Note 1. “Description of Business and Summary of Significant Accounting Policies,” for information about the Company's fair value hierarchy.

The carrying values, net of deferred debt issuance costs, and estimated fair values of non-current debt with fixed interest rates were as follows:

	2023		2022		2021
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value

Fair Value Measurement	Level 2		Level 2		Level 2
Non-current debt with fixed interest rates	$3,615	$3,379	$3,495	$3,125	$3,688	$3,914

The fair value of the Company’s non-current debt with fixed interest rates is based on market prices. With the exception of financial instruments included in the table above, the carrying amounts of all other debt instruments approximate their fair values. The fair value of the revolving credit facility is based on the present value of its estimated future cash flows discounted at an appropriate market discount rate at the balance sheet date. The variable nature and repricing dates of the receivables securitization facilities result in a carrying value approximating its fair value. Both the revolving credit facility and the receivables securitization facilities are classified as Level 2 of the fair value hierarchy.

F1-39

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

14. Fair Value Measurement - continued

Assets and liabilities measured and recorded at fair value on a recurring basis

The Company measures and records certain assets and liabilities, including derivative instruments at fair value. The following table summarizes the fair value of these instruments, which are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	Level 1			Level 2			Level 3
	Years ended December 31,			Years ended December 31,			Years ended December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Assets
Other Investments:
Listed	$2	$2	$2	$—	$—	$—	$—	$—	$—
Unlisted	—	—	—	9	8	10	—	—	—
Derivatives in cash flow hedging relationships	—	—	—	5	2	—	—	—	—
Derivatives not designated as hedging instruments	—	—	—	14	49	11	—	—	—
Assets measured at fair value	$2	$2	$2	$28	$59	$21	$—	$—	$—

Liabilities
Derivatives in cash flow hedging relationships	—	—	—	(8)	(7)	(9)	—	—	—
Derivatives not designated as hedging instruments	—	—	—	(12)	(20)	(14)	—	—	—
Liabilities measured at fair value	$—	$—	$—	$(20)	$(27)	$(23)	$—	$—	$—

The fair value of listed financial assets is determined by reference to their bid price at the reporting date. Unlisted financial assets are valued using recognized valuation techniques for the underlying security including discounted cash flows and similar unlisted equity valuation models.

The fair value of foreign currency forwards, cross currency swaps and energy hedging contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

F1-40

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

14. Fair Value Measurement - continued

Assets and liabilities measured and recorded at fair value on a nonrecurring basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records certain assets at fair value on a nonrecurring basis, generally when events or changes in circumstances indicate the carrying value may not be recoverable, or when they are deemed to be other than temporarily impaired. These assets include goodwill and other intangible assets, assets and disposal groups held for sale, and other non-current assets. The fair values of these assets are determined, when applicable, based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. These nonrecurring fair value measurements are considered to be Level 3 in the fair value hierarchy.

As further detailed in Note 8, Goodwill, in 2022, impairment charges were recorded for our Peru business, leading to the write-down of goodwill to fair value. There was no goodwill related to this business in the years ended December 31, 2023 and 2022. The carrying amount of goodwill related to this business was $11 million as of December 31, 2021.

In addition, impairment losses on non-current assets were recorded, resulting in a write-down to fair value less costs to sell. In March 2023, we successfully concluded the sale of our Russian business, leading to the derecognition of the assets and liabilities classified as held for sale as of December 31, 2022. The classification of the business as held for sale met the required criteria as of December 31, 2022, which resulted in the remeasurement of the disposal group at its fair value less cost to sell as of that date. As of December 31, 2023 and 2022, the fair value of these assets was determined to be zero.

Refer to Note 19 for more detailed information regarding the disposal of the Russian business and the derecognition of assets and liabilities.

The fair values of assets and liabilities assumed as a result of business combinations completed during the years ended December 31, 2023 and 2022 have been evaluated and determined to be immaterial for separate disclosure purposes. The fair values of assets and liabilities assumed as a result of business combinations completed during the year ended December 31, 2021, are disclosed in Note 2.

15. Stockholders’ Equity

Common Stock

Subject to the articles of association of the Company, the holders of common stock are entitled to share in any dividends in proportion to the number of shares held by them and are entitled to one vote for every share held by them.

Convertible Stock

The holders of convertible stock have no right to participate in the profits of the Company and are not entitled to vote. On return of capital (whether on repayment of capital, liquidation or otherwise) the assets and/or capital legally available to be distributed shall, subject first to the rights of the holders of common stock, be distributed amongst the holders of convertible stock, in proportion to the number of convertible shares held by them, of the nominal value of their convertible share. At December 31, 2020, all exercisable convertible stock had lapsed and is no longer convertible into common stock.

F1-41

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

15. Stockholders’ Equity - continued

Treasury Stock

This represents common stock acquired by the Smurfit Kappa Employee Trust under the terms of the Deferred Bonus Plan. For the avoidance of doubt, ‘treasury stock’ shall not be construed to have the same meaning as treasury shares under section 109 of the Irish Companies Act 2014, as amended.

16. Share-based Compensation

Share-based compensation expense relates primarily to awards granted under the Deferred Bonus Plan (“DBP”) and the Performance Share Plan (“PSP”). Share-based compensation expense is recognized in the Consolidated Statements of Operations

	2023	2022	2021
Deferred Bonus Plan expense	$29	$24	$25
Performance Share Plan expense	35	42	51
Total share-based compensation expense	$64	$66	$76
Income tax benefit related to share-based compensation expense	$—	$3	$3

Social charges relating to equity settled share based payments for the years ended December 31, 2023, 2022 and 2021 were $2 million, $2 million and $6 million, respectively.

Deferred Bonus Plan

At our Annual General Meeting held in May 2018, our stockholders approved the adoption of the DBP which replaced the deferred element of the existing long-term incentive plan, the Deferred Annual Bonus Plan (“DABP”). The DBP authorizes the granting of conditional awards. The number of shares awarded under the DBP during the years ended December 31, 2023, 2022 and 2021 were 764,182, 571,693 and 528,447, respectively.

Participants may be granted an award of up to 150% of salary (other than a recruitment award). The actual bonus earned in any financial year is based on the achievement of clearly defined stretching annual financial targets for some of our Key Performance Indicators (“KPIs”). For 2023, these were Earnings before Interest and Tax (“EBIT”), Free Cash Flow (“FCF”), together with targets for Health and Safety, People and ESG and personal/strategic targets for the executive Directors.

The structure of the plan is that 50% of any annual bonus earned for a financial year will be deferred into Smurfit Kappa Group plc shares (“Deferred Shares”) to be granted in the form of a Deferred Share Award.

The Deferred Shares will vest (i.e. become unconditional) after a three-year holding period based on a service condition of continuity of employment, or in certain circumstances, based on normal good leaver provisions.

Deferred Share Awards were granted in 2023 to eligible employees in respect of the financial year ended December 31, 2022. The total DBP expense for the year comprises an expense pertaining to the Deferred Share Awards granted in respect of 2020, 2021, 2022 and 2023.

Details of shares granted under the Deferred Bonus Plan:

	2023
	Number of shares	Weighted average grant date fair value
Outstanding at beginning of year	1,582,192	$46.68
Granted	764,182	38.88
Vested	(483,801)	36.98
Outstanding at end of year	1,862,573	46.00

F1-42

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

16. Share-based Compensation - continued

Deferred Bonus Plan - continued

The grant date fair value of the awards is equivalent to the closing price of the Company shares at the date the award was granted.

The weighted average grant date fair value for awards granted in the year ended December 31, 2022 and 2021 was $53.09 and $48.68, respectively.

During the years ended December 31, 2023, 2022 and 2021, 483,801, 929,542 and 9,851 shares vested having a fair value of $18 million, $49 million, and $1 million, respectively. As of December 31, 2023, unrecognized compensation expense related to the awards was $30 million, which will be recognized over the remaining weighted average vesting period of 1.7 years.

Performance Share Plan

At our Annual General Meeting held in May 2018, our stockholders approved the adoption of the PSP, which replaced the existing long-term incentive plan, the matching element of the DABP. The PSP authorizes the granting of conditional awards or nil-cost options (right to acquire shares during an exercise period without cost to the participant). The number of shares awarded under the PSP during the years ended December 31, 2023, 2022 and 2021 was 2,003,416, 1,554,551 and 1,230,417, respectively.

Participants may be granted an award of up to 250% of salary (other than a recruitment award). Awards may vest after a three-year performance period to the extent to which the performance conditions have been met. Awards may also be subject to an additional holding period following vesting (of up to two years). At the end of the relevant holding period, the PSP awards will be released (i.e. become unconditional) to the participant.

The performance targets assigned to the PSP awards are set by the Remuneration Committee on the granting of awards at the start of each three-year cycle.

The actual number of shares that will vest under the PSP is dependent on the performance conditions of the Company’s Earnings per share (“EPS”), Return on Capital Employed (“ROCE”), Total Shareholder Return (“TSR”) (relative to a peer group) and Sustainability targets measured over a three-year performance period. PSP performance conditions will be reviewed at the end of the three-year performance period and the PSP shares awarded will vest depending upon the extent to which these performance conditions have been satisfied.

The total PSP expense for the year comprises of an expense pertaining to the awards granted in respect of 2021, 2022 and 2023.

	2023
	Number of shares	Weighted average grant date fair value
Outstanding at beginning of year	4,284,503	$39.94
Granted	2,003,416	35.26
Forfeited	(151,768)	39.80
Vested	(1,322,030)	29.12
Lapsed	(438,359)	29.12
Outstanding at end of year	4,375,762	42.16

F1-43

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

16. Share-based Compensation - continued

Performance Share Plan - continued

The weighted average grant date fair value for awards granted in the year ended December 31, 2022 and 2021 was $45.43 and $47.85.

The fair values assigned to the EPS, ROCE and Sustainability components of the PSP are equivalent to the closing price of the Company shares on the trading day prior to the grant date.

The fair value assigned to the portion of awards which are subject to TSR performance was calculated as of the grant date, using the Monte Carlo simulation model taking account of peer group TSR and volatilities together with the following assumptions:

	2023	2022	2021
Risk-free interest rate (%)	3.2%	0.7%	(0.5)%
Expected volatility (%)	27.7%	31.5%	19.1%

The expected volatility rate applied was based upon our historical and implied share price volatility levels. Historical volatility was calculated over a period equal to the expected term. The risk-free interest rate is based on the yield at the date of grant of swap rate curves with a maturity period equal to the expected term.

During the years ended December 31, 2023, 2022 and 2021, 1,322,030, 1,178,642 and 1,054,062 shares vested having a fair value of $50 million, $62 million and $51 million, respectively.

As of December 31, 2023, unrecognized compensation expense related to the PSP awards was $29 million which will be recognized over the remaining weighted average vesting period of 1.6 years.

Treasury Stock

Smurfit Kappa Employee Trust, on behalf of the Company, expects to repurchase 652,054 shares in 2024 in respect of deferred share awards.

17. Income Taxes

The components of income before income taxes are as follows:

	2023	2022	2021
Income before income taxes
Domestic (Ireland)	$173	$235	$180
Foreign	965	1,191	898
Total income before income taxes	$1,138	$1,426	$1,078

Income tax expense consists of the following components:
Current tax expense:
Domestic (Ireland)	44	33	33
Foreign	296	317	265
Total current tax expense	$340	$350	$298

Deferred tax expense (benefit):
Domestic (Ireland)	2	—	—
Foreign	(30)	41	(22)
Total deferred tax (benefit) expense	$(28)	$41	$(22)
Total income tax expense reported in the Consolidated Statements of Operations	$312	$391	$276

F1-44

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

17. Income Taxes - continued

The differences between income tax expense and the amount computed by applying the Republic of Ireland statutory trading income tax rate, (the primary rate of our country of domicile) to income before income taxes are as follows:

	2023	2022	2021
Income before income taxes	$1,138	$1,426	$1,078
Income before income taxes multiplied by the statutory income tax rate of 12.5% (2022: 12.5%, 2021: 12.5%)	142	178	135
Effects of:
Income subject to different rates of tax	171	197	153
Change related to outside basis difference in foreign subsidiaries	8	17	11
Change in valuation allowance	(1)	32	(7)
Other items	(8)	(33)	(16)
Reported income tax expense	$312	$391	$276

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

	Years ended December 31,
	2023	2022	2021
Deferred tax assets:
Postretirement benefit	$78	$77	$65
Carryforwards	126	118	142
Lease liabilities	50	40	48
Accrued expenses	97	86	83
Other	71	25	71
Total	$422	$346	$409
Deferred tax liabilities:
Property, plant and equipment	313	284	327
Outside basis differences in foreign subsidiaries	126	100	89
Other	56	39	46
Total	$495	$423	$462
Valuation allowances	(67)	(68)	(60)
Net deferred tax liability	$(140)	$(145)	$(113)

At December 31, 2023, we had net operating loss carryforwards of approximately $446 million. Of these net operating losses, $122 million expire between 2024 and 2043 and $324 million of losses carryforward indefinitely.

At December 31, 2023, we also had other carryforwards of $13 million of tax credit carryforwards with an indefinite life.

The following table represents a summary of the change in the valuation allowances against deferred tax assets for each year:

	2023	2022	2021
Balance at beginning of the year	$68	$60	$67
Increases through continuing operations	9	38	2
Reductions through continuing operations	(10)	(6)	(9)
Net change in the valuation allowance through continuing operations	(1)	32	(7)
Reclassifications related to the disposal of Russian operations	—	(24)	—
Net change in the valuation allowance	(1)	8	(7)
Balance at end of the year	$67	$68	$60

F1-45

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

17. Income Taxes - continued

We consider a portion of earnings from certain foreign subsidiaries as subject to repatriation and have recognized deferred taxes accordingly. However, we consider that all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any deferred taxes for amounts that would be due upon recovery of those investments.

As of December 31, 2023, we estimate our unremitted earnings of foreign subsidiaries that are considered indefinitely reinvested to be approximately $467 million. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental foreign tax, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of December 31, 2023, the determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries that are indefinitely reinvested is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	2023	2022	2021
Balance at the beginning of the year	$40	$23	$23
Additions for tax positions taken in current year	12	25	8
Reductions for tax positions taken in prior years	(1)	(2)	(3)
Reductions due to settlements	—	(1)	—
Reductions as a result of a lapse of the applicable statute of limitations	(1)	(5)	(5)
Balance at the end of the year	$50	$40	$23

As of December 31, 2023, 2022 and 2021, the total amount of unrecognized tax benefits was approximately $50 million, $40 million and $23 million respectively, exclusive of interest and penalties. Of these balances, as of December 31, 2023, 2022 and 2021 if all unrecognized tax benefits recorded were to prevail, approximately $46 million, $34 million and $23 million respectively, would benefit the effective tax rate.

We recognized interest accrued related to income taxes in interest expense amounting to $1 million, $— million and $— million in the years ended December 31, 2023, 2022 and 2021, respectively; no penalties were recorded during the period. As of December 31, 2023, 2022 and 2021, we have liabilities of $2 million, $1 million and $— million, respectively, related to estimated interest for income taxes.

We file tax returns in Ireland and foreign jurisdictions. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2016.

F1-46

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans

We operate both defined benefit and defined contribution pension plans throughout our operations in accordance with local conditions and practice. The disclosures included below relate to all pension schemes and other post-employment benefits in the Company. These plans have broadly similar regulatory frameworks. The majority of plans are of the defined benefit type and are funded by payments to separately administered funds. In these defined benefit plans, the level of benefits available to members depends on length of service and their average salary over their period of employment or their salary in the final years leading up to retirement or leaving. While the majority of the defined benefit plans are funded, in certain countries, such as Germany, Austria and France, plan liabilities are for the most part unfunded and recognized as liabilities in the Consolidated Balance Sheets.

In accordance with statutory and minimum funding requirements, additional annual contributions may be required to be made to the schemes in place in Ireland, the United Kingdom and the Netherlands. The funding requirements are agreed between the Company, the trustees and the relevant regulator.

The expense for defined contribution pension plans for the years ended December 31, 2023, 2022 and 2021 was $79 million, $75 million and $78 million, respectively.

The following table shows the changes in benefit obligation, plan assets and funded status for the years ended December 31:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2,127	$3,118	$3,583	$119	$146	$157
Service cost	18	26	28	7	8	9
Interest cost	87	42	31	6	3	2
Plan amendments	3	—	—	2	(1)	—
Actuarial losses (gains)	98	(727)	(78)	9	(20)	(7)
Benefits paid	(99)	(105)	(99)	(8)	(8)	(7)
Plan participant contributions	6	6	6	—	—	—
Settlements	(15)	(3)	(173)	(4)	(3)	(4)
Divestitures	—	—	—	—	—	(1)
Acquisitions	—	—	—	—	—	5
Other Items	—	—	2	1	—	3
Foreign currency rate changes	94	(230)	(182)	7	(6)	(11)
Benefit obligation at end of year	$2,319	$2,127	$3,118	$139	$119	$146

F1-47

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Change in plan assets:
Fair value of plan assets at beginning of year	$1,692	$2,553	$2,704	$24	$25	$25
Actual gain (loss) on plan assets	130	(664)	148	1	—	1
Employer contributions	102	94	98	11	9	10
Plan participant contributions	6	6	6	—	—	—
Benefits paid	(99)	(105)	(99)	(8)	(8)	(7)
Settlements	(15)	(3)	(173)	(4)	(3)	(4)
Foreign currency rate changes	76	(189)	(131)	3	1	—
Fair value of plan assets at end of year	$1,892	$1,692	$2,553	$27	$24	$25
Funded status	$(427)	$(435)	$(565)	$(112)	$(95)	$(121)

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Amounts recognized in the Consolidated Balance Sheets:
Non-current assets	$28	$19	$41	$1	$2	$4
Current liabilities	(24)	(22)	(24)	(7)	(6)	(5)
Non-current liabilities	(431)	(432)	(582)	(106)	(91)	(120)

Funded status at end of year	$(427)	$(435)	$(565)	$(112)	$(95)	$(121)

Accumulated Benefit Obligation (ABO)	$2,304	$2,113	$3,099	$—	$—	$—

Accumulated other comprehensive loss at December 31 not yet recognized as components of net periodic benefit cost consist of:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Net actuarial losses	$751	$706	$799	$11	$2	$23
Prior service (credit) cost	(8)	(12)	(14)	2	—	1
Total accumulated other comprehensive loss	$743	$694	$785	$13	$2	$24

F1-48

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

The following table sets forth the Pension plans and Other Postretirement Benefit plans for which their accumulated benefit obligation (“ABO”) or projected benefit obligation (“PBO”) exceeds the fair value of their respective plan assets on December 31.

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$1,310	$1,217	$2,343	$—	$—	$—
Accumulated benefit obligation	1,305	1,213	2,325	—	—	—
Fair value of plan assets	855	764	1,737	—	—	—

Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	1,305	1,212	1,320	—	—	—
Fair value of plan assets	855	763	724	—	—	—

Plans with accumulated postretirement benefit obligations in excess of plan assets:
Accumulated postretirement benefit obligation	—	—	—	131	99	130
Fair value of plan assets	—	—	—	17	2	6

The net periodic benefit cost recognized in the Consolidated Statements of Operations is composed of the following:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Service cost (1)	$18	$26	$28	$7	$8	$9
Interest cost	87	42	31	6	3	2
Expected return on assets	(83)	(69)	(78)	(1)	—	—
Amortization of:
Net actuarial loss	32	34	47	—	—	1
Prior service credit	(1)	(1)	(1)	—	—	—
Settlement loss (gain)	8	(1)	20	—	—	1
Other one-time expense	—	—	—	1	—	—
Net periodic benefit cost	$61	$31	$47	$13	$11	$13

(1)	Service cost is included within Cost of goods sold and Selling, general and administrative expenses while all other components are recorded within Pension and other postretirement non-service expense, net.

F1-49

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Net actuarial loss (gain)	$51	$6	$(148)	$9	$(20)	$(8)
Prior service cost (credit) arising during the year	3	—	—	2	(1)	—
Reclassification of prior service credit	1	1	1	—	—	—
Reclassification of actuarial loss and settlement loss	(40)	(33)	(67)	—	—	(2)
Exchange rate loss (gain)	32	(64)	(50)	1	(1)	(2)
Amount recognized in other comprehensive loss (income)	$47	$(90)	$(264)	$12	$(22)	$(12)
Amount recognized in net periodic pension benefit cost and other comprehensive loss (income)	$108	$(59)	$(217)	$25	$(11)	$1

Major actuarial assumptions used in determining the benefit obligations and net periodic pension cost for our defined benefit plans are presented in the following table:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Weighted-average assumptions used to determine benefit obligations as of December 31 are:
Discount rate	3.75%	4.10%	1.51%	5.12%	5.30%	2.54%
Rate of compensation increase	2.64%	2.71%	2.31%	3.70%	2.76%	2.68%

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans
	2023	2022	2021	2023	2022	2021
Weighted-average assumptions used in the calculation of benefit plan expense for years ended December 31:
Discount rate	4.10%	1.51%	0.95%	5.30%	2.54%	1.70%
Rate of compensation increase	2.71%	2.31%	1.82%	2.76%	2.68%	2.54%
Expected long-term rate of return on plan assets	4.77%	2.97%	3.01%	4.91%	5.45%	3.14%
Interest crediting rates	1.30%	2.00%	2.00%	N/A	N/A	N/A

F1-50

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

The expected long-term rate of return on plan assets is based on the target asset allocation and the expected returns per asset class in the Capital Market Assumption model derived by our pension accounting actuary. This model is based on a blend of economic theory, historical analysis and/or other sources.

Using the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets. The discount rates assumptions were determined from a universe of high quality corporate bonds which reflected currency and duration of each plan.

Our Investment Policies and Strategies

Our investment policies and strategies guide and direct how the funds are managed for the benefit plans we sponsor. Our main funds include:

•	Smurfit Kappa UK Pension Funds

•	Smurfit Kappa Ireland Pension Funds

•	Smurfit Kappa Netherlands Pension Fund

•	Smurfit Kappa Packaging LLC Plan – our U.S. qualified plan

The Trustees of all our funded plans all use a fiduciary manager to implement the investment policy appropriate for each plan and there is an Investment Committee for each of these plans. The investment strategy varies by local legislative requirements, funded status and maturity of the plan. Periodic reviews are made of both investment policy objectives and investment manager performance.

Over the last few years, we have de-risked the plan investments using a combination of automatic triggers and decision making by the Investment Committee. In all cases the investment strategy targets a percentage allocation to growth assets and a percentage allocation to liability hedging assets based on each plan’s funded status and local legislative requirements. Over time, we would expect to continue to increase the allocation to liability hedging assets as funding levels improve.

F1-51

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

Investments are diversified across asset classes and within each asset class to minimize the risk of large losses. Derivatives, including swaps, forward and future contracts may be used as asset class substitutes or for hedging or other risk management purposes. There is very low concentration of risk within the plans. All the plans hold highly diversified investment portfolios that are not reliant on any single named stocks or specific parts of the market.

Valuation of Our Plan Assets

Pension assets are stated at fair value or Net Asset Value (“NAV”). Fair value is based on the amount that would be received to sell an asset or paid to settle a liability, in an orderly transaction between market participants at the reporting date. We consider both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an asset or liability in an orderly transaction within the principal market for that asset or liability.

We value the pension plan assets based upon the observability of exit pricing inputs and classify pension plan assets based upon the lowest level input that is significant to the fair value measurement of the pension plan assets in their entirety.

The Company’s target asset allocations are as follows:

	Defined Benefit Pension Plans Weighted Target allocation %	OPEB Plan Weighted Target allocation %
Asset Class	2023	2023
Equities	37	27
Fixed Income	38	41
Real Estate / Property	4	—
Other (incl LDI)	21	32

Fair Value Measurement

The guidance for fair value measurements and disclosure sets out a fair value hierarchy that group fair value measurement inputs into the following three classifications:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

F1-52

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans – continued

Valuation of Our Plan Assets - continued

Transfers between levels are recognized at the end of the reporting period.

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of December 31:

	Defined Benefit Pension Plans
	2023				2022				2021
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Plan assets are comprised as follows:
Asset Class
Cash	$24	$8	$—	$32	$44	$67	$—	$111	$(9)	$215	$—	$206
Equity	338	90	13	441	267	196	—	463	47	857	—	904
Government Bonds	653	34	—	687	528	26	—	554	160	363	—	523
Corporate Bonds	158	205	—	363	241	75	—	316	128	340	—	468
Real Estate / Property	3	65	28	96	9	77	41	127	3	73	46	122
Insurance Contracts	—	—	35	35	—	—	31	31	—	—	36	36
Derivatives	—	(29)	—	(29)	—	4	—	4	—	63	—	63
Other (incl LDI)	1	165	101	267	18	6	62	86	—	142	89	231
Total assets	$1,177	$538	$177	$1,892	$1,107	$451	$134	$1,692	$329	$2,053	$171	$2,553

F1-53

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

	Other Postretirement Benefit Plans
	2023				2022				2021
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Plan assets are comprised as follows:
Asset Class
Cash	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Equity	10	—	—	10	8	—	—	8	9	—	—	9
Insurance Contracts	—	—	2	2	—	—	2	2	—	—	2	2
Other (incl LDI)	—	15	—	15	—	14	—	14	—	14	—	14
Total assets	$10	$15	$2	$27	$8	$14	$2	$24	$9	$14	$2	$25

A reconciliation of the beginning and ending balances of the pension plan assets measured at fair value using significant unobservable inputs (Level 3) is presented below:

	Balance at December 31, 2022	Actual Return on Plan Assets	Purchases	Sales and settlements	Currency Impact	Balance at December 31, 2023	Balance at December 31, 2022	Actual Return on Plan Assets	Purchases	Sales and settlements	Currency Impact	Balance at December 31, 2023

	Defined Benefit Pension Plans						Other Postretirement Benefit Plans
Level 3 reconciliation
Asset Class
Equity	$—	$—	$13	$—	$—	$13	$—	$—	$—	$—	$—	$—
Real Estate / Property	41	3	—	(17)	1	28	—	—	—	—	—	—
Insurance Contracts	31	2	3	(2)	1	35	2	—	—	—	—	2
Other (incl LDI)	62	10	38	(12)	3	101	—	—	—	—	—	—
Total assets	$134	$15	$54	$(31)	$5	$177	$2	$—	$—	$—	$—	$2

	Balance at December 31, 2021	Actual Return on Plan Assets	Purchases	Sales and settlements	Currency Impact	Balance at December 31, 2022	Balance at December 31, 2021	Actual Return on Plan Assets	Purchases	Sales and settlements	Currency Impact	Balance at December 31, 2022

	Defined Benefit Pension Plans						Other Postretirement Benefit Plans
Level 3 reconciliation
Asset Class
Real Estate / Property	$46	$1	$—	$—	$(6)	$41	$—	$—	$—	$—	$—	$—
Insurance Contracts	36	(2)	1	(2)	(2)	31	2	—	—	—	—	2
Other (incl LDI)	89	(20)	1	—	(8)	62	—	—	—	—	—	—
Total assets	$171	$(21)	$2	$(2)	$(16)	$134	$2	$—	$—	$—	$—	$2

F1-54

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

18. Retirement Plans - continued

	Balance at December 31, 2020	Actual Return on Plan Assets	Purchases	Sales and settlements	Currency Impact	Balance at December 31, 2021	Balance at December 31, 2020	Actual Return on Plan Assets	Purchases	Sales and settlements	Currency Impact	Balance at December 31, 2021

	Defined Benefit Pension Plans						Other Postretirement Benefit Plans
Level 3 reconciliation
Asset Class
Real Estate / Property	$15	$—	$33	$—	$(2)	$46	$—	$—	$—	$—	$—	$—
Insurance Contracts	40	1	1	(3)	(3)	36	2	—	—	—	—	2
Other (incl LDI)	66	5	20	—	(2)	89	—	—	—	—	—	—
Total assets	$121	$6	$54	$(3)	$(7)	$171	$2	$—	$—	$—	$—	$2

	Other Postretirement Benefit Plans Years ended in December 31st
	2023	2022	2021
The assumed healthcare cost trend rates as of December 31 are:
Health care cost trend rate assumed for next year	5.14%	5.29%	5.43%
Rate to which the cost trend rate gradually declines	5.00%	5.00%	5.00%
Year the rate reaches the ultimate rate	2025	2025	2025

Pension Plan Contributions and Benefit Payments

Established funding standards govern the funding requirements for our qualified and approved pensions in various jurisdictions. We fund the benefit payments of our non-qualified or unfunded plans as benefit payments come due.

During 2024, based on estimated year-end asset values and projection of plan liabilities we expect to make contributions and/or benefit payments of approximately: $30 million for our non-qualified or unfunded plans and $74 million for our qualified or funded plans.

At December 31, 2023, projected future pension and other postretirement benefit payments (excluding any termination benefits) were as follows:

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans

Year ending December 31,	2023
2024	$102	$11
2025	105	9
2026	106	11
2027	111	14
2028	112	15
2029-2033	$629	$70

F1-55

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

19. Disposal of Russian Operations

The sale of the Russian operations was completed on March 20, 2023 following the Company’s previously announced plan to exit the Russian market in an orderly manner in 2022. The results of the operations in Russia were not presented as a discontinued operation as they did not represent a strategic shift that had or will have a major effect on our operations and financial results. Such operations are neither a major line of business or a major geographical area and represented less than 1.5% of the company’s net sales in 2023 and in 2022. During the year ended December 31, 2022, in advance of classifying the Russian disposal group as held for sale, the recoverable value of zero was reassessed based on the terms of the sales agreement entered into, applying the fair value less costs to sell method. This resulted in an impairment charge of $159 million being recorded in 2022 within Impairment of other assets.

Upon completion of the sale during 2023, the assets and liabilities previously classified as held for sale were derecognized and a pre-tax net loss on disposal was recognized of $10 million within Other (expense) income, net.

20. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in $ millions, except per share data):

	Years ended December 31,
	2023	2022	2021
Numerator:
Net income attributable to common stockholders	$825	$1,034	$802

Denominator:
Basic weighted average shares outstanding	258,311,725	258,469,338	257,086,008
Effect of dilutive share options	2,030,890	2,509,868	2,788,074
Diluted weighted average shares outstanding	260,342,615	260,979,206	259,874,082

Basic earnings per share attributable to common stockholders	$3.19	$4.00	$3.12

Diluted earnings per share attributable to common stockholders	$3.17	$3.96	$3.08

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. These comprise deferred and performance shares issued under the Company's long-term incentive plans. Details of these plans are set out in Note 16. Where the conditions governing exercisability and vesting of these shares have been satisfied as at the end of the reporting period, they have been included in the computation of diluted earnings per share.

21. Commitments and Contingencies

We have financial commitments and obligations that arise in the ordinary course of our business. These include debt (discussed in “Note 10 Debt”), lease obligations (discussed in “Note 11 Leases”), pension liabilities (discussed in “Note 18 Retirement Plans”), capital commitments, purchase commitments, legal proceedings, other, and guarantees (discussed below).

F1-56

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

21. Commitments and Contingencies - continued

Capital Commitments

Estimated costs for future purchases of Property, plant and equipment that we are obligated to purchase as of December 31, 2023 total approximately $368 million.

Purchase Commitments

In the table below, we set forth our enforceable and legally binding purchase obligations as of December 31, 2023. These obligations relate to various purchase agreements for items such as minimum amounts of energy, fiber, and wood purchases over periods ranging from one year to six years. Some of the amounts are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. Total purchase commitments were as follows:

2024	$241
2025	195
2026	79
2027	17
2028	17
Thereafter	—
Total	$549

Legal Proceedings

We are a party to various legal actions arising in the ordinary course of our business. The Company recorded legal liabilities of $78 million, $60 million and $30 million as of December 31, 2023, 2022 and 2021, respectively. While the ultimate results of the legal proceedings against us cannot be predicted, we believe the resolutions of these matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Other

We are involved in various other inquiries, administrative proceedings and litigation relating to dilapidations, employee compensation in certain countries and numerous other items. Assessments of lawsuits and claims can involve a series of complex judgments about future events, can rely heavily on estimates and assumptions, and are otherwise subject to significant uncertainties. As a result, there can be no certainty that the Company will not ultimately incur charges in excess of presently recorded liabilities. The Company believes that loss contingencies arising from pending matters, including the matters described herein, will not have a material effect on the consolidated financial position or liquidity of the Company. However, in light of the inherent uncertainties involved in pending or threatened legal matters, some of which are beyond the Company's control, and the large or indeterminate damages sought in some of these matters, a future adverse ruling, settlement, unfavorable development, or increase in accruals with respect to these matters could result in future charges that could be material to the Company's results of operations or cash flows in any particular reporting period.

The Company recorded other liabilities of $69 million, $58 million and $49 million as of December 31, 2023, 2022 and 2021, respectively.

F1-57

Smurfit Kappa Group plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in $ millions, except share and per share data)

22. Variable Interest Entities

The Company is a party to two arrangements involving securitization of its trade receivables. The arrangements required the establishment of certain special purpose entities namely Smurfit Kappa International Receivables DAC, Smurfit Kappa Receivables PLC and Smurfit Kappa European Packaging DAC (a subsidiary of Smurfit Kappa Receivables PLC). The sole purpose of the securitization entities is the raising of finance for the Company using the receivables generated by certain operating entities, as collateral. Refer to Note 10 Debt for more information around the securitization entities. All entities are considered to be Variable Interest Entities.

The Company is the primary beneficiary of Smurfit Kappa International Receivables DAC, Smurfit Kappa European Packaging DAC and Smurfit Kappa Receivables PLC, through various financing arrangements and due to the fact that it is responsible for the entities’ most significant economic activities.

The carrying amount of Smurfit Kappa International Receivables DAC, Smurfit Kappa Receivables PLC, and Smurfit Kappa European Packaging DAC assets and liabilities, reported within the Consolidated Balance Sheets are set out in following table.

	Years ended December 31,
	2023	2022	2021
Assets
Current assets:
Cash and cash equivalents, including restricted cash	$3	$5	$8
Accounts receivable	816	947	862
Total current assets	819	952	870
Total assets	819	952	870
Liabilities
Non-current debt due after one year	20	19	20
Total liabilities	$20	$19	$20

23. Related Party Transactions

We sell products to and receive services from affiliated entities. These transactions are undertaken and settled at normal trading terms. No guarantees are given or received by either party. Related party balances and transactions were not material for any period presented.

F1-58

24. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the three years ended December 31, 2023, 2022 and 2021:

	Foreign Currency Translation	Cash Flow Hedges	Defined Benefit Pension and Post- retirement Plans	Other Reserves (2)	Total (1)
Balance at December 31, 2020	$507	$9	$1,085	$(751)	$850

Other comprehensive loss (income)	326	5	(235)	—	96
Balance at December 31, 2021	$833	$14	$850	$(751)	$946

Other comprehensive loss (income)	366	7	(110)	—	263
Balance at December 31, 2022	$1,199	$21	$740	$(751)	$1,209

Other comprehensive (income) loss	(410)	(5)	53	—	(362)
Balance at December 31, 2023	$789	$16	$793	$(751)	$847

(1)	All amounts are net of tax and non-controlling interest.
(2)	This relates to a reverse acquisition reserve which arose on the creation of a new parent of the Company prior to the United Kingdom / Ireland listings.

F1-59

24. Accumulated Other Comprehensive Income (Loss) – continued

A summary of the components of other comprehensive income (loss), including non-controlling interest, for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023			2022			2021
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain (loss)	$410	$—	$410	$(366)	$—	$(366)	$(326)	$—	$(326)
Defined benefit pension and other post-retirement benefit plans:
Net actuarial (loss) gain arising during period	(60)	13	(47)	14	(1)	13	156	(28)	128
Amortization and settlement recognition of net actuarial loss	40	(9)	31	33	(1)	32	69	(13)	56
Prior service (cost) credit arising during the period	(5)	2	(3)	1	—	1	—	—	—
Amortization of prior service credit	(1)	—	(1)	(1)	—	(1)	(1)	—	(1)
Foreign currency (loss) gain - pensions	(33)	—	(33)	65	—	65	52	—	52
Other long-term employment benefit plans:
Net actuarial gain arising during period	—	—	—	3	—	3	1	—	1
Amortization and settlement recognition of net actuarial gain	—	—	—	(3)	—	(3)	(1)	—	(1)
Derivatives:
Changes in fair value of cash flow hedges	5	—	5	(6)	—	(6)	(4)	—	(4)
Changes in fair value of cost of hedging	—	—	—	(1)	—	(1)	(1)	—	(1)
Consolidated other comprehensive income (loss)	356	6	362	(261)	(2)	(263)	(55)	(41)	(96)
Less: Other comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss) attributable to common stockholders	$356	$6	$362	$(261)	$(2)	$(263)	$(55)	$(41)	$(96)

F1-60

24. Accumulated Other Comprehensive Income (Loss) – continued

Redeemable Non-controlling Interest

Prior to 2021, the Company recognized a redeemable non-controlling interest related to a 25% equity interest in a Serbian business. These non-controlling interests had put and call options that were redeemable at fair value. Prior to the exercise of our call option, the non-controlling interests were considered redeemable non-controlling equity interests, classified as temporary or mezzanine equity as at the acquisition date as their redemption was not solely within our control. The non-controlling interests were recorded at their respective fair values as of the acquisition dates and were adjusted to their expected redemption values, with an offsetting entry to retained earnings, as at each reporting date as if that date was the redemption date, if those amounts exceed their respective carrying values. During 2021, we exercised our call option to purchase the remaining 25% of the Serbian business at a cost of $37 million.

25. Subsequent Events

The Company has evaluated subsequent events through 26 March 2024, which is the date the Consolidated Financial Statements were available to be issued. The Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying financial statements.

F1-61

Part 19
Historical Financial Statements of WestRock

Index to the Historical Financial Statements of WestRock

Page
Historical unaudited financial statements of WestRock as of 31 March 2024 and for the three and six months ended 31 March 2024	F2-2
Historical unaudited financial statements of WestRock as of and for the three months ended 31 December 2023	F2-31
Historical financial statements of WestRock as of 30 September 2023 and 2022 and for each of the three years in the period ended 30 September 2023	F2-63
Report of Independent Registered Public Accounting Firm	F2-127
Historical financial statements of WestRock as of 30 September 2022 and 2021 and for each of the three years in the period ended 30 September 2022	F2-129
Report of Independent Registered Public Accounting Firm	F2-189
Historical financial statements of WestRock as of 30 September 2021 and 2020 and for each of the three years in the period ended 30 September 2021	F2-192
Report of Independent Registered Public Accounting Firm	F2-254

F2-1

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK AS OF 31 MARCH 2024
AND FOR THE THREE AND SIX MONTHS ENDED 31 MARCH 2024

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(In millions, except per share data)	2024	2023	2024	2023
Net sales	$4,726.7	$5,277.6	$9,346.7	$10,200.7
Cost of goods sold	3,946.6	4,357.6	7,807.8	8,514.7
Gross profit	780.1	920.0	1,538.9	1,686.0
Selling, general and administrative expense excluding intangible amortization	499.5	498.9	1,026.6	978.0
Selling, general and administrative intangible amortization expense	79.0	86.2	161.0	172.8
Restructuring and other costs, net	81.2	435.8	146.7	467.9
Impairment of goodwill	—	1,893.0	—	1,893.0
Operating profit (loss)	120.4	(1,993.9	204.6	(1,825.7)
Interest expense, net	(100.8)	(108.4)	(202.2)	(205.7)
Pension and other postretirement non-service cost	(0.6)	(6.0)	(0.4	(11.0)
Other (expense) income, net	(13.5)	(17.8)	(18.2)	7.4
Equity in income (loss) of unconsolidated entities	2.9	4.5	7.1	(31.5)
Loss on sale of RTS and Chattanooga	(2.0)	—	(1.5)	—
Income (loss) before income taxes	6.4	(2,121.6)	(10.6)	(2,066.5)
Income tax benefit	10.0	116.8	4.3	108.5
Consolidated net income (loss)	16.4	(2,004.8)	(6.3)	(1,958.0
Less: Net income attributable to noncontrolling interests	(0.9)	(1.3)	(0.6)	(2.8)
Net income (loss) attributable to common stockholders	$15.5	$(2,006.1)	$(6.9)	$(1,960.8)

Basic earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)
Diluted earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)

Basic weighted average shares outstanding	258.0	255.6	257.5	255.2
Diluted weighted average shares outstanding	259.3	255.6	257.5	255.2

See Accompanying Notes to Consolidated Financial Statements

F2-2

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(In millions)	2024	2023	2024	2023
Consolidated net income (loss)	$16.4	$(2,004.8)	$(6.3)	$(1,958.0)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments:
Foreign currency translation (loss) gain	(22.2)	182.8	136.6	300.3
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	—	—	—	29.0
Derivatives:
Deferred loss on cash flow hedges	(6.8)	(23.5)	(18.4)	(45.3)
Reclassification adjustment of net loss on cash flow hedges included in earnings	9.1	20.1	13.0	30.0
Defined benefit pension and other postretirement benefit plans:
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	5.1	10.1	10.0	19.8
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	1.6	1.4	2.7	2.8
Other comprehensive (loss) income, net of tax	(13.2)	190.9	143.9	336.6
Comprehensive income (loss)	3.2	(1,813.9)	137.6	(1,621.4)
Less: Comprehensive income attributable to noncontrolling interests	(0.9)	(1.8)	(0.6)	(3.6)
Comprehensive income (loss) attributable to common stockholders	$2.3	$(1,815.7)	$137.0	$(1,625.0)

See Accompanying Notes to Consolidated Financial Statements

F2-3

WESTROCK COMPANY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per share data)	March 31, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$494.7	$393.4
Accounts receivable (net of allowances of $60.1 and $60.2)	2,583.7	2,591.9
Inventories	2,328.4	2,331.5
Other current assets (amount related to SPEs of $0 and $862.1)	873.7	1,584.8
Assets held for sale	62.8	91.5
Total current assets	6,343.3	6,993.1
Property, plant and equipment, net	11,240.7	11,063.2
Goodwill	4,266.5	4,248.7
Intangibles, net	2,424.0	2,576.2
Prepaid pension asset	637.2	618.3
Other noncurrent assets (amount related to SPEs of $384.4 and $382.7)	1,972.3	1,944.2
Total Assets	$26,884.0	$27,443.7

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$1,317.5	$533.0
Accounts payable	2,138.0	2,123.9
Accrued compensation and benefits	426.1	524.9
Other current liabilities (amount related to SPEs of $0 and $776.7)	855.8	1,737.6
Total current liabilities	4,737.4	4,919.4
Long-term debt due after one year	7,718.2	8,050.9
Pension liabilities, net of current portion	194.4	191.2
Postretirement benefit liabilities, net of current portion	99.9	99.1
Deferred income taxes	2,251.6	2,433.2
Other noncurrent liabilities (amount related to SPEs of $331.1 and $330.2)	1,798.7	1,652.2
Commitments and contingencies (Note 16)
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common Stock, $0.01 par value; 600.0 million shares authorized; 258.1 million and 256.4 million shares outstanding at March 31, 2024 and September 30, 2023, respectively	2.6	2.6
Capital in excess of par value	10,704.9	10,698.5
Retained earnings	113.4	278.2
Accumulated other comprehensive loss	(754.7)	(898.6)
Total stockholders’ equity	10,066.2	10,080.7
Noncontrolling interests	17.6	17.0
Total equity	10,083.8	10,097.7
Total Liabilities and Equity	$26,884.0	$27,443.7

See Accompanying Notes to Consolidated Financial Statements

F2-4

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
(In millions, except per share data)	2024	2023	2024	2023
Number of Shares of Common Stock Outstanding:
Balance at beginning of period	257.0	254.6	256.4	254.4
Issuance of common stock, net of stock received for tax withholdings	1.1	1.5	1.7	1.7
Balance at end of period	258.1	256.1	258.1	256.1
Common Stock:
Balance at beginning of period	$2.6	$2.5	$2.6	$2.5
Issuance of common stock, net of stock received for tax withholdings	—	0.1	—	0.1
Balance at end of period	2.6	2.6	2.6	2.6
Capital in Excess of Par Value:
Balance at beginning of period	10,710.2	10,652.6	10,698.5	10,639.4
Compensation expense under share-based plans	4.7	13.5	13.1	23.1
Issuance of common stock, net of stock received for tax withholdings	(10.0)	(16.8)	(6.7)	(13.2)
Balance at end of period	10,704.9	10,649.3	10,704.9	10,649.3
Retained Earnings:
Balance at beginning of period	176.5	2,188.3	278.2	2,214.4
Net income (loss) attributable to common stockholders	15.5	(2,006.1)	(6.9)	(1,960.8)
Dividends declared (per share - $0.3025, $0.275, $0.605 and $0.55) (1)	(78.4)	(72.2)	(157.7)	(143.6)
Issuance of common stock, net of stock received for tax withholdings	(0.2)	—	(0.2)	—
Balance at end of period	113.4	110.0	113.4	110.0
Accumulated Other Comprehensive Loss:
Balance at beginning of period	(741.5)	(1,308.9)	(898.6)	(1,454.3)
Other comprehensive (loss) income, net of tax	(13.2)	190.4	143.9	335.8
Balance at end of period	(754.7)	(1,118.5)	(754.7)	(1,118.5)
Total Stockholders’ equity	10,066.2	9,643.4	10,066.2	9,643.4
Noncontrolling Interests:(2)
Balance at beginning of period	16.8	17.8	17.0	17.7
Net income (loss)	0.9	(0.1)	0.6	—
Adjustments to noncontrolling interests	(0.1)	—	—	—
Balance at end of period	17.6	17.7	17.6	17.7
Total equity	$10,083.8	$9,661.1	$10,083.8	$9,661.1

(1)	Includes cash dividends and dividend equivalent units on certain equity awards.
(2)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity on the consolidated balance sheets.

See Accompanying Notes to Consolidated Financial Statements

F2-5

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended March 31,
(In millions)	2024	2023
Operating activities:
Consolidated net loss	$(6.3)	$(1,958.0)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	770.2	769.0
Deferred income tax benefit	(33.3)	(239.6)
Share-based compensation expense	13.0	23.1
Pension and other postretirement cost, net of contributions	1.6	8.2
Cash surrender value increase in excess of premiums paid	(31.9)	(25.4)
Equity in (income) loss of unconsolidated entities	(7.1)	31.5
Loss on sale of RTS and Chattanooga	1.5	—
Gain on sale of businesses	—	(11.1)
Impairment of goodwill	—	1,893.0
Other impairment adjustments	(0.1)	387.7
Gain on disposal of assets, net	—	(9.6)
Other, net	(1.3)	(14.3)
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	26.8	170.3
Inventories	(55.7)	(44.8)
Other assets	(80.7)	(49.7)
Accounts payable	(14.6)	(214.3)
Income taxes	(175.7)	46.7
Accrued liabilities and other	(94.3)	(212.7)
Net cash provided by operating activities	312.1	550.0
Investing activities:
Capital expenditures	(548.6)	(563.7)
Cash paid for purchase of businesses, net of cash received	—	(853.5)
Proceeds from settlement of Timber Note related to SPEs	860.0	—
Proceeds from corporate owned life insurance	5.0	6.7
Proceeds from sale of businesses	0.8	25.9
Proceeds from currency forward contracts	—	23.2
Proceeds from the sale of unconsolidated entities	1.0	—
Proceeds from sale of property, plant and equipment	38.7	18.7
Other, net	(0.2)	(0.8)
Net cash provided by (used for) investing activities	356.7	(1,343.5)
Financing activities:
Additions to revolving credit facilities	86.9	52.9
Repayments of revolving credit facilities	—	(126.9)
Additions to debt	104.5	1,704.1
Repayments of debt	(70.2)	(841.7)
Changes in commercial paper, net	280.2	291.4
Other debt repayments, net	(29.2)	(16.1)
Repayment of Timber Loan related to SPEs	(774.0)	—
Cash dividends paid to stockholders	(155.6)	(140.3)
Other, net	(12.3)	(15.8)
Net cash (used for) provided by financing activities	(569.7)	907.6
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2.2	(2.0)
Changes in cash, cash equivalents and restricted cash in assets held-for-sale	—	(8.9)
Increase in cash, cash equivalents and restricted cash	101.3	103.2
Cash, cash equivalents and restricted cash at beginning of period	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	$494.7	$363.4

See Accompanying Notes to Consolidated Financial Statements

F2-6

WESTROCK COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unless the context otherwise requires, “we”, “us”, “our”, “WestRock” and “the Company” refer to WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

We are a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Our independent registered public accounting firm has not audited the accompanying interim financial statements. We derived the consolidated balance sheet at September 30, 2023 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Fiscal 2023 Form 10-K”). In the opinion of management, all normal recurring adjustments necessary for the fair presentation of the consolidated financial statements have been included for the interim periods reported.

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and with Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Accordingly, they omit certain notes and other information from the interim financial statements presented in this report. Therefore, these interim financial statements should be read in conjunction with the Fiscal 2023 Form 10-K. The results for the three and six months ended March 31, 2024 are not necessarily indicative of results that may be expected for the full year.

On December 1, 2022, we completed the acquisition of the remaining 67.7% interest in Gondi, S.A. de C.V. (“Grupo Gondi”) for $969.8 million in cash and the assumption of debt (“Mexico Acquisition”). We accounted for this acquisition as a business combination, resulting in its consolidation. See “Note 3. Acquisitions” for additional information.

On December 1, 2022, we sold our Eaton, IN, and Aurora, IL uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. We received proceeds of $25 million, a preliminary working capital settlement of $0.9 million and are financing the remaining $25 million. Pursuant to the terms of the sale agreement, we transferred the control of these mills to the buyer and recorded a pre-tax gain on sale of $11.1 million recorded in Other (expense) income, net in our consolidated statements of operations. During the third quarter of fiscal 2023, we recorded a de minimis final working capital settlement.

Transaction Agreement with Smurfit Kappa

On September 12, 2023, we entered into a transaction agreement (the “Transaction Agreement”) with Smurfit Kappa Group plc, a public limited company incorporated in Ireland (“Smurfit Kappa”), Smurfit WestRock Limited (formerly known as Cepheidway Limited and to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc), (“ListCo”), and Sun Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of ListCo (“Merger Sub”).

The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that (a) pursuant to a scheme of arrangement (the “Scheme”) each issued ordinary share of Smurfit Kappa (the “Smurfit Kappa Shares”) will be exchanged for one ordinary share of ListCo (a “ListCo Share”), as a result of which Smurfit Kappa will become a wholly owned subsidiary of ListCo, and (b) following the implementation of the Scheme, Merger Sub will merge with and into the Company (the “Merger” and, together with the Scheme, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of ListCo. As a result of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), with certain exceptions, will be converted into the right to receive one ListCo Share and $5.00 in cash. All shares owned by the Company, any Company subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. The Transaction Agreement also provides a mechanism for converting outstanding Company equity awards to ListCo awards. The Transaction is expected to close in early July 2024, conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions. We expect that the ListCo shares will be (i) registered under the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange (“NYSE”) and (ii) listed on the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) in the United Kingdom (or, subject to new draft listing rules being implemented by the FCA in their current form and taking effect at the relevant time following consummation of the Transaction, a new category thereunder with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA) and admitted to trading on the main market for listed securities of the London Stock Exchange. Shares of our Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

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The Transaction is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders and stockholders of both companies (the approval of the Scheme by 75% or more in value of the Smurfit Kappa Shares held by such shareholders of Smurfit Kappa that are present and voting at the Court Meeting (as defined in the Transaction Agreement), and the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock), the registration statement for the offer of ListCo Shares being declared effective by the SEC and the approval of the ListCo Shares for listing on the NYSE.

The Transaction Agreement contains certain termination rights for both parties. Upon termination of the Transaction Agreement under specified circumstances, including if our board changes or withdraws its recommendation to our stockholders or willfully breaches its non-solicitation covenant, we will be required to make a payment to Smurfit Kappa equal to $147 million in cash. If the Transaction Agreement is terminated in connection with the failure to obtain our stockholders’ approval, we will be required to make a payment to Smurfit Kappa equal to $57 million in cash. Smurfit Kappa will be required to make payments to us in connection with the termination of the Transaction Agreement under specified circumstances.

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Transaction Agreement.

Reclassifications and Adjustments

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

Significant Accounting Policies

See “Note 1. Description of Business and Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for a summary of our significant accounting policies.

Supplier Finance Program Obligations

We maintain supplier finance programs whereby we have entered into payment processing agreements with certain financial institutions. These agreements allow participating suppliers to track payment obligations from WestRock, and if voluntarily elected by the supplier, to sell payment obligations from WestRock to financial institutions at a discounted price. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the program, and we do not reimburse suppliers for any costs they incur for participation in the program. We have not pledged any assets as security or provided any guarantees as part of the programs. We have no economic interest in our suppliers’ decisions to participate in the programs. Our responsibility is limited to making payment in full to the respective financial institution according to the terms originally negotiated with the supplier, which generally do not exceed 120 days. WestRock or the financial institutions may terminate the agreements upon 30 or 90 days’ notice.

The outstanding payment obligations to financial institutions under these programs were $412.7 million and $425.8 million as of March 31, 2024 and September 30, 2023, respectively. These obligations are classified as accounts payable within the consolidated balance sheets.

Recent Accounting Developments

New Accounting Standards — Recently Adopted

In September 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2022-04, “Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”. This ASU requires that all entities that use supplier finance programs in connection with the purchase of goods and services disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), each with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023, other than the rollforward disclosure requirement which we will adopt in fiscal 2025. The adoption did not have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, “Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method”. This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023. The adoption of this ASU did not have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. This update is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for us). All entities should apply the guidance prospectively but have the option to apply it retrospectively. Early adoption is permitted. We are evaluating the impact of this ASU.

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In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The updates will be applied retrospectively to all periods presented in financial statements. This ASU is effective for annual periods beginning after December 15, 2023 (fiscal 2025 for us), and for interim periods beginning after December 15, 2024 (fiscal 2026 for us). Early adoption is permitted. We are evaluating the impact of this ASU.

Note 2. Revenue Recognition

Disaggregated Revenue

Accounting Standards Codification (“ASC”) 606 “Revenue from Contracts with Customers” requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. See “Note 7. Segment Information” for additional information.

The following tables summarize our disaggregated revenue by primary geographical markets (in millions):

	Three Months Ended March 31, 2024
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$1,773.2	$629.7	$901.3	$229.0	$(65.8)	$3,467.4
Latin America	496.1	0.5	26.7	42.0	(4.0)	561.3
Canada	127.4	126.4	63.9	1.0	(0.9)	317.8
EMEA(1)	1.6	286.8	12.1	—	(2.6)	297.9
Asia Pacific	—	70.1	12.2	—	—	82.3
Total	$2,398.3	$1,113.5	$1,016.2	$272.0	$(73.3)	$4,726.7

(1)            Europe, Middle East and Africa (“EMEA”)

	Six Months Ended March 31, 2024
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$3,569.6	$1,223.5	$1,721.8	$477.1	$(126.8)	$6,865.2
Latin America	981.5	6.6	50.2	82.4	(8.1)	1,112.6
Canada	262.5	243.1	115.0	2.2	(1.6)	621.2
EMEA	4.6	557.7	24.0	—	(4.0)	582.3
Asia Pacific	—	141.9	23.5	—	—	165.4
Total	$4,818.2	$2,172.8	$1,934.5	$561.7	$(140.5)	$9,346.7

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	Three Months Ended March 31, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$2,001.6	$741.7	$1,056.3	$260.3	$(84.6)	$3,975.3
Latin America	485.0	12.5	35.1	44.2	(3.8)	573.0
Canada	138.0	134.5	54.4	2.8	(1.8)	327.9
EMEA	2.8	304.5	11.4	—	(0.2)	318.5
Asia Pacific	—	71.9	11.0	—	—	82.9
Total	$2,627.4	$1,265.1	$1,168.2	$307.3	$(90.4)	$5,277.6

	Six Months Ended March 31, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$3,975.1	$1,444.7	$2,079.0	$537.0	$(156.1)	$7,879.7
Latin America	710.5	64.2	68.7	85.6	(5.1)	923.9
Canada	275.1	258.2	99.9	6.2	(3.3)	636.1
EMEA	4.1	564.4	22.5	—	(0.3)	590.7
Asia Pacific	—	148.6	21.7	—	—	170.3
Total	$4,964.8	$2,480.1	$2,291.8	$628.8	$(164.8)	$10,200.7

Revenue Contract Balances

Our contract assets relate to the manufacturing of certain products that have no alternative use to us, with right to payment for performance completed to date on these products, including a reasonable profit. Contract assets are reduced when the customer takes title to the goods and assumes the risks and rewards for the goods. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Contract Assets (Short-Term)	Contract Liabilities (Short- Term)
Beginning balance - October 1, 2023	$241.7	$13.5
Decrease	(5.4)	(8.3)
Ending balance - March 31, 2024	$236.3	$5.2

Note 3. Acquisitions

When we obtain control of a business by acquiring its net assets, or some or all of its equity interest, we account for those acquisitions in accordance with ASC 805, “Business Combinations” (“ASC 805”). The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date.

Mexico Acquisition

On December 1, 2022, we completed the Mexico Acquisition. The acquiree is a leading integrated producer of fiber-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition provides us with further geographic and end market diversification as well as positions us to continue to grow in the attractive Latin American market.

See below for a summary of the purchase consideration transferred as defined under ASC 805 (in millions):

Purchase Consideration
Cash consideration transferred for 67.7% interest	$969.8
Fair value of the previously held interest	403.7
Settlement of preexisting relationships (net receivable from joint venture)	40.2
Purchase consideration transferred	$1,413.7

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In connection with the transaction, in the first quarter of fiscal 2023, we recognized a $46.8 million non-cash, pre-tax loss (or $24.6 million after release of a related deferred tax liability) on our original 32.3% investment. The loss is reflected in the Equity in income (loss) of unconsolidated entities line item in our consolidated statements of operations and included the write-off of historical foreign currency translation adjustments previously recorded in Accumulated other comprehensive loss in our consolidated balance sheet, as well as the difference between the fair value of the consideration paid and the carrying value of our prior ownership interest. The fair value of our previously held interest in the joint venture was estimated to be $403.7 million at the acquisition date based on the cash consideration exchanged for acquiring the 67.7% of equity interest adjusted for the deemed payment of a control premium. This step-acquisition provided us with 100% control, and we met the other requirements under ASC 805 for the transaction to be accounted for using the acquisition method of accounting. We have included the financial results of the acquired operations in our Corrugated Packaging segment. Post acquisition, sales to the operations acquired in the Mexico Acquisition are eliminated from our Global Paper segment results.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Mexico Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during the one year period from the acquisition date (referred to as “measurement period adjustments”) (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments(1)(2)	Amounts Recognized as of Acquisition Date (as Adjusted)
Cash and cash equivalents	$116.3	$—	$116.3
Current assets, excluding cash and cash equivalents	697.0	(71.2)	625.8
Property, plant and equipment	1,380.3	43.0	1,423.3
Goodwill	231.2	6.2	237.4
Other noncurrent assets	101.4	0.6	102.0
Total assets acquired	2,526.2	(21.4)	2,504.8
Current portion of debt(3)	13.2	—	13.2
Current liabilities, excluding debt	384.8	(50.4)	334.4
Long-term debt due after one year(3)	591.4	36.2	627.6
Pension liabilities, net of current portion	35.2	(3.1)	32.1
Deferred income taxes	69.8	(4.1)	65.7
Other noncurrent liabilities	18.1	—	18.1
Total liabilities assumed	1,112.5	(21.4)	1,091.1
Net assets acquired	$1,413.7	$—	$1,413.7

(1)	The measurement period adjustments did not have a significant impact on our consolidated statements of operations in any period.
(2)	The measurement period adjustments were primarily due to refinements to the carrying amounts of certain assets and liabilities. The net impact of the measurement period adjustments resulted in a net increase in goodwill.
(3)	Includes $494.8 million of debt that we assumed and repaid in connection with the closing of the Mexico Acquisition. The remaining balance relates to current and long-term portions of finance leases.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the acquisition (e.g., enhanced reach of the combined organization and other synergies), the assembled work force, and the establishment of deferred tax liabilities for the difference between book and tax basis of the assets and liabilities acquired. The goodwill is not amortizable for income tax purposes.

Transaction costs to effect the Mexico Acquisition are expensed as incurred and recorded within Restructuring and other costs, net. See “Note 4. Restructuring and Other Costs, Net” for additional information.

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Note 4. Restructuring and Other Costs, Net

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs, net of $81.2 million and $146.7 million for the three and six months ended March 31, 2024, respectively, and $435.8 million and $467.9 for the three and six months ended March 31, 2023, respectively. Of these costs, $34.5 million and $350.7 million for the six months ended March 31, 2024 and 2023, respectively, were non-cash. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture can vary. We present our restructuring and other costs, net in more detail below.

The following table summarizes our Restructuring and other costs, net (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Restructuring	$47.9	$432.3	$110.6	$447.7
Other	33.3	3.5	36.1	20.2
Restructuring and other costs, net	$81.2	$435.8	$146.7	$467.9

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete facility closures). A partial facility closure may consist of shutting down a machine and/or a workforce reduction. We have previously incurred reduction in workforce actions, facility closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2023, we announced our plan to permanently cease operating our Tacoma, WA and North Charleston, SC containerboard mills. These mills ceased production in September 2023 and June 2023, respectively. The Tacoma and North Charleston mills’ annual production capacity was 510,000 tons and 550,000 tons, respectively, of which approximately three-fifths and two-thirds, respectively, was shipped to external customers of the Global Paper segment. The combination of high operating costs and the need for significant capital investment were the determining factors in the decision to cease operations at these mills.

By closing these mills, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. Charges recognized are reflected in the table below in the Global Paper segment. We expect to record future restructuring charges, primarily associated with carrying costs. We expect these costs to be partially offset in a future period by proceeds from the sale of these facilities.

On May 1, 2024, we sold our North Charleston, SC containerboard mill and received proceeds of $99 million after certain fees and escrows. While our accounting is preliminary, we estimate recording a gain on sale of approximately $54 million to restructuring and other costs, net.

The numbers in the table below, particularly in the cumulative and total expected columns, also include various impairments and other charges associated with our fiscal 2022 decisions to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at the St. Paul, MN mill. See “Note 5. Restructuring and Other Costs, Net” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment’s Adjusted EBITDA (as hereinafter defined), we highlight the segment to which the charges relate. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the three and six months ended March 31, 2024 and 2023, the cumulative recorded amount since we started the initiatives and our estimates of the total charges we expect to incur (in millions). These estimates are subject to a number of assumptions, and actual results may differ.

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	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$0.3	$(0.3)	$0.6	$(1.2)	$13.0	$13.0
Severance and other employee costs	0.2	3.6	4.7	5.3	23.4	23.4
Other restructuring costs	1.9	0.1	5.1	0.2	12.8	34.0
Restructuring total	$2.4	$3.4	$10.4	$4.3	$49.2	$70.4
Consumer Packaging
PP&E and related costs	$1.5	$—	$2.2	$—	$6.5	$6.5
Severance and other employee costs	6.0	2.2	24.6	8.6	52.3	52.3
Other restructuring costs	2.9	(0.2)	4.5	(0.5)	11.2	19.7
Restructuring total	$10.4	$2.0	$31.3	$8.1	$70.0	$78.5
Global Paper
PP&E and related costs	$5.1	$339.7	$1.0	$338.6	$956.7	$956.8
Severance and other employee costs	0.2	19.3	(4.9)	19.1	37.1	37.6
Other restructuring costs	25.8	63.0	69.8	69.0	194.6	250.3
Restructuring total	$31.1	$422.0	$65.9	$426.7	$1,188.4	$1,244.7
Distribution
Severance and other employee costs	$(0.3)	$1.0	$(0.4)	$1.0	$1.4	$1.4
Other restructuring costs	—	0.1	(2.8)	0.1	8.2	10.2
Restructuring total	$(0.3)	$1.1	$(3.2)	$1.1	$9.6	$11.6
Corporate
PP&E and related costs	$—	$0.2	$—	$0.6	$2.6	$2.6
Severance and other employee costs	0.9	1.7	1.2	3.9	8.4	8.4
Other restructuring costs	3.4	1.9	5.0	3.0	23.0	26.6
Restructuring total	$4.3	$3.8	$6.2	$7.5	$34.0	$37.6
Total
PP&E and related costs	$6.9	$339.6	$3.8	$338.0	$978.8	$978.9
Severance and other employee costs	7.0	27.8	25.2	37.9	122.6	123.1
Other restructuring costs	34.0	64.9	81.6	71.8	249.8	340.8
Restructuring total	$47.9	$432.3	$110.6	$447.7	$1,351.2	$1,442.8

We have defined “PP&E and related costs” as used in this Note 4 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define “Other restructuring costs” as lease or other contract termination costs, facility carrying costs, equipment and inventory relocation costs, and other items, including impaired intangibles attributable to our restructuring actions.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents our acquisition, integration and divestiture costs (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Acquisition costs	$31.7	$1.2	$33.6	$12.2
Integration costs	1.4	1.8	2.0	6.1
Divestiture costs	0.2	0.5	0.5	1.9
Other total	$33.3	$3.5	$36.1	$20.2

Acquisition costs in fiscal 2024 and 2023 in the table above primarily include transaction costs related to the Transaction and the Mexico Acquisition, respectively.

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Accruals

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item “Restructuring and other costs, net” on our consolidated statements of operations (in millions):

	Six Months Ended March 31,
	2024	2023
Accrual at beginning of fiscal year	$55.5	$25.2
Additional accruals	35.7	40.2
Payments	(22.8)	(18.9)
Adjustment to accruals	(3.4)	(2.5)
Foreign currency rate changes and other	0.2	—
Accrual at March 31	$65.2	$44.0

Reconciliation of accruals and charges to restructuring and other costs, net (in millions):

	Six Months Ended March 31,
	2024	2023
Additional accruals and adjustments to accruals (see table above)	$32.3	$37.7
PP&E and related costs	3.8	338.0
Severance and other employee costs	1.8	0.2
Acquisition costs	24.7	12.2
Integration costs	2.0	6.1
Divestiture costs	0.5	1.9
Other restructuring costs	81.6	71.8
Total restructuring and other costs, net	$146.7	$467.9

Note 5. Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining U.S. salaried and U.S. non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several multiemployer pension plans (“MEPP” or “MEPPs”) that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements and have participated in other MEPPs in the past. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. See “Note 6. Retirement Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information regarding our involvement with retirement plans.

MEPPs

In the normal course of business, we evaluate our potential exposure to MEPPs, including potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from the Pace Industry Union-Management Pension Fund (“PIUMPF”) and recorded a withdrawal liability and a liability for our proportionate share of PIUMPF’s accumulated funding deficiency. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF’s accumulated funding deficiency. In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency along with interest, liquidated damages and attorney’s fees. We believe we are adequately reserved for this matter. See “Note 6. Retirement Plans — Multiemployer Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our MEPPs and see “Note 16. Commitments and Contingencies — Other Litigation” for additional information on the litigation.

At March 31, 2024 and September 30, 2023, we had recorded withdrawal liabilities of $207.2 million and $203.2 million, respectively, including liabilities associated with PIUMPF’s accumulated funding deficiency demands.

F2-14

Pension and Postretirement Cost

The following table presents a summary of the components of net pension cost (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Service cost	$6.3	$7.9	$12.9	$15.4
Interest cost	67.0	64.4	132.5	128.1
Expected return on plan assets	(77.0)	(75.5)	(153.0)	(151.3)
Amortization of net actuarial loss	8.1	14.7	16.2	29.2
Amortization of prior service cost	2.2	1.9	3.9	4.0
Company defined benefit plan cost	6.6	13.4	12.5	25.4
Multiemployer and other plans	0.4	0.4	0.8	0.7
Net pension cost	$7.0	$13.8	$13.3	$26.1

The non-service elements of our pension and postretirement cost set forth in this Note 5 are reflected in the consolidated statements of operations line item “Pension and other postretirement non-service cost”. The service cost components are reflected in “Cost of goods sold” and “Selling, general and administrative expense excluding intangible amortization” line items.

We maintain other postretirement benefit plans that provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans. The following table presents a summary of the components of the net postretirement cost (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Service cost	$0.2	$0.2	$0.4	$0.4
Interest cost	1.8	1.8	3.7	3.6
Amortization of net actuarial gain	(1.3)	(1.2)	(2.6)	(2.3)
Amortization of prior service credit	(0.2)	(0.1)	(0.3)	(0.3)
Net postretirement cost	$0.5	$0.7	$1.2	$1.4

Employer Contributions

During the three and six months ended March 31, 2024, we made contributions to our qualified and supplemental defined benefit pension plans of $4.5 million and $8.8 million, respectively, and for the three and six months ended March 31, 2023, we made contributions of $7.4 million and $15.0 million, respectively.

During the three and six months ended March 31, 2024, we funded an aggregate of $1.5 million and $3.3 million, respectively, to our other postretirement benefit plans and for the three and six months ended March 31, 2023, we funded an aggregate of $2.1 million and $3.6 million, respectively.

Note 6. Income Taxes

The effective tax rate for the three and six months ended March 31, 2024 was a benefit of 156.3% and 40.6%, respectively. The effective tax rates were impacted by benefits from research and development credits and other credits, partially offset by (i) the exclusion of tax benefits related to losses recorded by certain foreign operations, (ii) interest accrued on uncertain tax benefits, (iii) the inclusion of state taxes and (iv) income derived from certain foreign jurisdictions subject to higher tax rates.

The effective tax rate for the three and six months ended March 31, 2023 was a benefit of 5.5% and 5.3%, respectively. The effective tax rates were impacted by (i) the tax effects of the goodwill impairment, (ii) the tax effects related to the Mexico Acquisition (iii) research and development and other tax credits (iv) the inclusion of state taxes, (v) income derived from certain foreign jurisdictions subject to higher tax rates and (vi) the exclusion of tax benefits related to losses recorded by certain foreign operations.

During the six months ended March 31, 2024 and March 31, 2023, cash paid for income taxes, net of refunds, was $203.5 million and $86.2 million, respectively.

F2-15

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. We do not believe the provisions of the Inflation Reduction Act will have a material impact on our financial results.

Note 7. Segment Information

We report our financial results of operations in the following four reportable segments:

•	Corrugated Packaging, which substantially consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition;

•	Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products;

•	Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

•	Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, “Segment Reporting” (“ASC 280”) because it is used by our chief operating decision maker (“CODM”) to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. Adjusted EBITDA is defined as pre-tax earnings of a reportable segment before depreciation, depletion and amortization, and excludes the following items our CODM does not consider part of our segment performance: restructuring and other costs, net, impairment of goodwill, non-allocated expenses, interest expense, net, other (expense) income, net, loss on sale of RTS and Chattanooga, and other adjustments – each as outlined in the table below (“Adjusted EBITDA”). Management believes excluding these items is useful in the evaluation of operating performance from period to period because these items are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments.

The tables in this Note 7 show selected financial data for our reportable segments (in millions):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Net sales (aggregate):
Corrugated Packaging	$2,398.3	$2,627.4	$4,818.2	$4,964.8
Consumer Packaging	1,113.5	1,265.1	2,172.8	2,480.1
Global Paper	1,016.2	1,168.2	1,934.5	2,291.8
Distribution	272.0	307.3	561.7	628.8
Total	$4,800.0	$5,368.0	$9,487.2	$10,365.5
Less net sales (intersegment):
Corrugated Packaging	$62.9	$81.6	$122.1	$150.0
Consumer Packaging	8.4	7.5	13.7	12.2
Distribution	2.0	1.3	4.7	2.6
Total	$73.3	$90.4	$140.5	$164.8
Net sales (unaffiliated customers):
Corrugated Packaging	$2,335.4	$2,545.8	$4,696.1	$4,814.8
Consumer Packaging	1,105.1	1,257.6	2,159.1	2,467.9

F2-16

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Global Paper	1,016.2	1,168.2	1,934.5	2,291.8
Distribution	270.0	306.0	557.0	626.2
Total	$4,726.7	$5,277.6	$9,346.7	$10,200.7
Adjusted EBITDA:
Corrugated Packaging	$317.9	$407.5	$645.7	$736.9
Consumer Packaging	200.3	218.6	366.5	401.9
Global Paper	129.5	187.1	247.9	344.4
Distribution	8.9	9.3	17.9	20.1
Total	656.6	822.5	1,278.0	1,503.3
Depreciation, depletion and amortization	(388.4)	(395.8)	(770.2)	(769.0)
Restructuring and other costs, net	(81.2)	(435.8)	(146.7)	(467.9)
Impairment of goodwill	—	(1,893.0)	—	(1,893.0)
Non-allocated expenses	(38.3)	(33.9)	(89.0)	(62.6)
Interest expense, net	(100.8)	(108.4)	(202.2)	(205.7)
Other (expense) income, net	(13.5)	(17.8)	(18.2)	7.4
Loss on sale of RTS and Chattanooga	(2.0)	—	(1.5)	—
Other adjustments	(26.0)	(59.4)	(60.8)	(179.0)
Income (loss) before income taxes	$6.4	$(2,121.6)	$(10.6)	$(2,066.5)

See “Note 4. Restructuring and Other Costs, Net” for additional information on how the Restructuring and other costs, net relate to our reportable segments.

Additional selected financial data (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Depreciation, depletion and amortization:
Corrugated Packaging	$202.6	$211.2	$407.9	$403.4
Consumer Packaging	90.9	85.5	177.4	169.6
Global Paper	85.6	91.2	166.7	180.3
Distribution	7.5	6.9	14.8	13.8
Corporate	1.8	1.0	3.4	1.9
Total	$388.4	$395.8	$770.2	$769.0
Other adjustments:
Corrugated Packaging	$1.7	$4.7	$6.8	$54.5
Consumer Packaging	3.4	28.0	7.0	59.6
Global Paper	0.7	9.1	2.2	26.6
Distribution	—	—	(0.3)	—
Corporate	20.2	17.6	45.1	38.3
Total	$26.0	$59.4	$60.8	$179.0
Equity in income (loss) of unconsolidated entities:
Corrugated Packaging	$2.8	$4.0	$6.0	$(31.8)
Consumer Packaging	0.1	—	0.1	—
Global Paper	—	0.5	1.0	0.3
Total	$2.9	$4.5	$7.1	$(31.5)

Other adjustments in the table above for the three months ended March 31, 2024 consist primarily of:

•	business systems transformation costs in Corporate of $20.2 million, and

•	losses at facilities in the process of being closed of $5.8 million (excluding depreciation and amortization), split across our segments.

F2-17

Other adjustments in the table above for the six months ended March 31, 2024 consist primarily of:

•	business systems transformation costs in Corporate of $45.1 million, and

•	losses at facilities in the process of being closed of $14.9 million (excluding depreciation and amortization), split across our segments.

Other adjustments in the table above for the three months ended March 31, 2023 consist primarily of:

•	incremental work stoppage costs at our Mahrt mill of $27.2 million pre-tax in the Consumer Packaging segment and $9.0 million pre-tax in the Global Paper segment,

•	business systems transformation costs in Corporate of $17.5 million, and

•	acquisition accounting inventory-related adjustments of $4.6 million in Corrugated Packaging.

Other adjustments in the table above for the six months ended March 31, 2023 consist primarily of:

•	a $46.8 million non-cash, pre-tax loss in the Corrugated Packaging segment related to the Mexico Acquisition as discussed in “Note 3. Acquisitions”,

•	incremental work stoppage costs at our Mahrt mill of $58.5 million pre-tax in our Consumer Packaging segment and $19.3 million pre-tax in our Global Paper segment,

•	business systems transformation costs in Corporate of $37.7 million, and

•	acquisition accounting inventory-related adjustments of $7.6 million and $5.5 million in the Corrugated Packaging and Global Paper segments, respectively.

Prior Year Goodwill Impairment

We review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. In the second quarter of fiscal 2023, due to the sustained decrease in our market capitalization and the further deterioration of macroeconomic conditions, including the impact of soft demand, pricing pressure and elevated inflation, which negatively affected our long-term forecasts in certain segments, we concluded that impairment indicators existed. As a result, we completed an interim quantitative goodwill impairment test in conjunction with our normal quarterly reporting process and recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,829.8 million after-tax); $1,378.7 million in the Global Paper reportable segment and $514.3 million in the Corrugated Packaging reportable segment. See “Note 8. Segment Information — Interim Goodwill Impairment Analysis” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

Note 8. Interest Expense, Net

The components of interest expense, net are as follows (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Interest expense	$(136.7)	$(134.3)	$(276.2)	$(253.2)
Interest income	35.9	25.9	74.0	47.5
Interest expense, net	$(100.8)	$(108.4)	$(202.2)	$(205.7)

Cash paid for interest, net of amounts capitalized, was $237.7 million and $213.5 million during the six months ended March 31, 2024 and March 31, 2023, respectively.

F2-18

Note 9. Inventories

We value substantially all of our U.S. inventories at the lower of cost or market, with cost determined on a last-in first-out (“LIFO”) basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out (“FIFO”) basis. These other inventories represent primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies.

The components of inventories were as follows (in millions):

	March 31, 2024	September 30, 2023
Finished goods and work in process	$1,022.2	$1,044.9
Raw materials	1,016.4	1,049.8
Spare parts and supplies	568.2	578.2
Inventories at FIFO cost	2,606.8	2,672.9
LIFO reserve	(278.4)	(341.4)
Net inventories	$2,328.4	$2,331.5

Note 10. Property, Plant and Equipment

The components of property, plant and equipment were as follows (in millions):

	March 31, 2024	September 30, 2023
Property, plant and equipment at cost:
Land and buildings	$3,135.7	$2,994.7
Machinery and equipment	17,763.8	17,682.4
Forestlands	109.9	105.2
Transportation equipment	27.3	27.3
Leasehold improvements	98.7	98.8
Construction in progress	911.3	967.8
	22,046.7	21,876.2
Less: accumulated depreciation, depletion and amortization	(10,806.0)	(10,813.0)
Property, plant and equipment, net	$11,240.7	$11,063.2

Accrued additions to property, plant and equipment at March 31, 2024 and September 30, 2023 were $147.2 million and $165.2 million, respectively.

Note 11. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820, “Fair Value Measurement”. We have not changed the valuation techniques for measuring the fair value of any financial assets or liabilities during the fiscal year. See “Note 13. Fair Value” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information. We disclose the fair value of our debt in “Note 12. Debt”. We disclose the fair value of our derivative instruments in “Note 14. Derivatives” and our restricted assets and non-recourse liabilities held by special purpose entities in “Note 15. Special Purpose Entities”. We disclose the fair value of our pension and postretirement assets and liabilities in “Note 6. Retirement Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments generally approximate their fair values due to their short maturities.

F2-19

Nonrecurring Fair Value Measurements

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they become subject to fair value remeasurement upon obtaining control due to a step-up acquisition or when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, right-of-use (“ROU”) assets related to operating or finance leases, and goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. In the second quarter of fiscal 2023, we recorded a $1.9 billion pre-tax, non-cash goodwill impairment charge. See “Note 7. Segment Information” for additional information. See “Note 4. Restructuring and Other Costs, Net” for impairments associated with restructuring activities including the impairment of our North Charleston, SC containerboard mill in the second quarter of fiscal 2023 and other such similar items presented as “PP&E and related costs”. During the three and six months ended March 31, 2024 and 2023, we did not have any significant nonfinancial assets or liabilities, other than goodwill and restructuring, that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

Accounts Receivable Monetization Agreements

On September 11, 2023, we terminated our existing $700.0 million accounts receivable monetization facility to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On the same date, we entered into a new replacement $700.0 million facility (the “Monetization Agreement”) with Coöperatieve Rabobank U.A., New York Branch, as purchaser, (“Rabo”) on substantially the same terms as the former agreement. The Monetization Agreement provides for, among other things, (i) an extension of the scheduled termination date until September 13, 2024, and (ii) the ability to effectuate the Transaction without any additional consent from Rabo or the triggering of a notification event under the Monetization Agreement. The terms of the Monetization Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the Monetization Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860, “Transfers and Servicing” (“ASC 860”). We pay a monthly yield on investment to Rabo at a rate equal to adjusted Term SOFR plus a margin on the outstanding amount of Rabo’s investment.

We also have a similar $110.0 million facility that was amended on December 2, 2022 to extend the term through December 4, 2023 and to include certain general revisions. The facility was again amended on December 4, 2023 to include certain fee and other general revisions, including the extension of the term through December 4, 2024 and the ability to effectuate the Transaction without any additional consent from the counterparty. The facility purchase limit was unchanged and the facility remains uncommitted.

The customers from these facilities are not included in the Receivables Securitization Facility (as hereinafter defined) that is discussed in “Note 12. Debt”.

The following table presents a summary of these accounts receivable monetization agreements for the six months ended March 31, 2024 and March 31, 2023 (in millions):

	Six Months Ended March 31,
	2024	2023
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(1,330.3)	(1,426.9)
Receivables collected by financial institutions	1,338.5	1,432.0
Cash payments to financial institutions	(8.2)	(5.1)
Receivable from financial institutions at March 31	$—	$—

Receivables sold under these accounts receivable monetization agreements as of the respective balance sheet dates were approximately $684.0 million and $692.2 million as of March 31, 2024 and September 30, 2023, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flows in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $13.1 million and $25.4 million for the three and six months ended March 31, 2024, respectively, and $13.3 million and $24.2 million for the three and six months ended March 31, 2023, respectively, and is recorded in “Other (expense) income, net” in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

F2-20

Note 12. Debt

Our outstanding indebtedness consists primarily of public bonds and borrowings under credit facilities. The public bonds issued by WRKCo Inc. (“WRKCo”) and WestRock MWV, LLC (“MWV”) are guaranteed by WestRock Company and certain of its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by WestRock Company and certain of its subsidiaries. At March 31, 2024, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

The following table shows the carrying value of the individual components of our debt (in millions):

	March 31, 2024	September 30, 2023
Public bonds due fiscal 2025 to 2028	$2,940.3	$2,938.6
Public bonds due fiscal 2029 to 2033	2,732.3	2,739.5
Public bonds due fiscal 2037 to 2047	177.1	177.3
Revolving credit and swing facilities	86.3	32.0
Term loan facilities	1,347.9	1,347.4
Receivables securitization	525.0	425.0
Commercial paper	564.1	283.9
International and other debt	34.2	61.9
Finance lease obligations	520.1	472.6
Vendor financing and commercial card programs	108.4	105.7
Total debt	9,035.7	8,583.9
Less: current portion of debt	1,317.5	533.0
Long-term debt due after one year	$7,718.2	$8,050.9

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with these covenants as required by these facilities and were in compliance with them as of March 31, 2024.

The estimated fair value of our debt was approximately $8.8 billion as of March 31, 2024 and $8.1 billion at September 30, 2023. The fair value of our debt is categorized as level 2 within the fair value hierarchy and either is primarily based on quoted prices for those or similar instruments in a less active market, or approximates their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

See “Note 14. Debt” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our debt, including interest rates on that debt.

Public Bonds

On September 26, 2023, following completion of consent solicitations, we entered into supplemental indentures governing our outstanding: (i) $600 million aggregate principal amount of 3.750% senior notes due March 2025; (ii) $750 million aggregate principal amount of 4.650% senior notes due March 2026; (iii) $500 million aggregate principal amount of 3.375% senior notes due September 2027; (iv) $600 million aggregate principal amount of 4.000% senior notes due March 2028 and (v) $750 million aggregate principal amount of 4.900% senior notes due March 2029 to, among other things, amend the definition of “Change of Control” to add an exception for the proposed Transaction.

F2-21

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we entered into a credit agreement (the “Revolving Credit Agreement”) that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the “Revolving Credit Facility”) with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Revolving Credit Agreement. We amended the Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. At March 31, 2024 and September 30, 2023, there were no amounts outstanding under the facility.

European Revolving Credit Facilities

On July 7, 2022, we entered into a credit agreement (the “European Revolving Credit Agreement”) with Rabo, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the “European Revolving Credit Facility”). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. We amended the European Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. At March 31, 2024, there was $86.3 million borrowed under this facility. At September 30, 2023, there was no amount outstanding under the facility.

Term Loan Facilities

Farm Loan Credit Facility

On July 7, 2022, we amended and restated the prior credit agreement (the “Farm Credit Facility Agreement”) with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the “Farm Credit Facility”). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. We amended the Farm Credit Facility Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. The carrying value of this facility at March 31, 2024 and September 30, 2023 was $598.6 million and $598.4 million, respectively.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the “Amended Credit Agreement”) to add a three-year senior unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the “Delayed Draw Term Facility”) that could be drawn in a single draw through May 31, 2023. On November 28, 2022, in connection with the Mexico Acquisition, we drew upon the facility in full. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. We have the option to extend the maturity date by one year with full lender consent. The one-year maturity extension would cost a fee of 20 basis points. We amended the Amended Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. The carrying value of this facility at March 31, 2024 and September 30, 2023 was $749.3 million and $749.0 million, respectively.

F2-22

Receivables Securitization Facility

On February 28, 2023, we amended our existing $700.0 million receivables securitization agreement (the “Receivables Securitization Facility”), primarily to extend the maturity to February 27, 2026 and to complete the transition from LIBOR to Term SOFR. At March 31, 2024 and September 30, 2023, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $676.4 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at March 31, 2024 and September 30, 2023 were approximately $1,136.3 million and $1,177.6 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. We amended the Receivables Securitization Facility on September 29, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder, however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. At March 31, 2024 and September 30, 2023, there was $525.0 million and $425.0 million borrowed under this facility, respectively.

Commercial Paper

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue senior short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days’ notice. Our Revolving Credit Facility is intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At March 31, 2024 and September 30, 2023, there was $564.1 million and $283.9 million issued, respectively.

Note 13. Leases

We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. Our total lease cost, net was $110.4 million and $221.6 million during the three and six months ended March 31, 2024, respectively. Our total lease cost, net was $99.3 million and $196.6 million during the three and six months ended March 31, 2023, respectively. We obtained $27.5 million and $69.8 million of ROU assets in exchange for lease liabilities for operating leases during the six months ended March 31, 2024 and 2023, respectively. Additionally, we obtained $93.3 million and $0.2 million of ROU assets in exchange for lease liabilities for finance leases during the six months ended March 31, 2024 and 2023, respectively.

Supplemental Balance Sheet Information Related to Leases

The table below presents supplemental balance sheet information related to leases (in millions):

	Consolidated Balance Sheet Caption	March 31, 2024	September 30, 2023
Operating leases:
Operating lease right-of-use asset	Other noncurrent assets	$598.7	$648.5

Current operating lease liabilities	Other current liabilities	$191.1	$202.4
Noncurrent operating lease liabilities	Other noncurrent liabilities	455.3	499.7
Total operating lease liabilities		$646.4	$702.1
Finance leases:
Property, plant and equipment		$465.1	$400.6
Accumulated depreciation		(74.9)	(105.3)
Property, plant and equipment, net		$390.2	$295.3
Current finance lease liabilities	Current portion of debt	$27.5	$62.9
Noncurrent finance lease liabilities	Long-term debt due after one year	492.6	409.7
Total finance lease liabilities		$520.1	$472.6

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

F2-23

Note 14. Derivatives

We are exposed to risks from changes in, among other things, commodity price risk, foreign currency exchange risk and interest rate risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives.

We have designated certain natural gas commodity contracts as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under level 2 because such measurements are estimated based on observable inputs such as commodity future prices. Approximately three-fourths of our natural gas purchases for our U.S. and Canadian mill operations are tied to NYMEX. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases. However, we may modify our strategy based on, among other things, our assessment of market conditions.

For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

The following table sets forth the outstanding notional amounts related to our derivative instruments (in millions):

	Metric	March 31, 2024	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	MMBtu(1)	18.3	22.0

(1)	One million British Thermal Units (“MMBtu”)

The following table sets forth the location and fair values of our derivative instruments (in millions):

	Consolidated Balance Sheet Caption	March 31, 2024	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	Other current liabilities(1)	$13.6	$6.3

(1)	At March 31, 2024 and September 30, 2023, liability positions by counterparty were partially offset by $0.1 million and $0.2 million, respectively, of asset positions where we had an enforceable right of netting.

The following table sets forth gains (losses) recognized in accumulated other comprehensive loss, net of tax for cash flow hedges (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Natural gas commodity contracts	$2.3	$(3.4)	$(5.4)	$(15.3)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for cash flow hedges reclassified from accumulated other comprehensive loss (in millions):

		Three Months Ended		Six Months Ended
		March 31,		March 31,
	Consolidated Statement of Operations Caption	2024	2023	2024	2023
Natural gas commodity contracts	Cost of goods sold	$(12.0)	$(26.8)	$(17.2)	$(40.0)

F2-24

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedges (in millions):

		Three Months Ended		Six Months Ended
		March 31,		March 31,
	Consolidated Statement of Operations Caption	2024	2023	2024	2023
Foreign currency contracts	Other (expense) income, net	$—	$—	$—	$—

Note 15. Special Purpose Entities

Pursuant to the sale of certain forestlands in 2007 and 2013, special purpose entities (“SPEs”) received and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation’s respective businesses, certain installment notes receivable (“Timber Notes”), and using these installment notes as collateral, the SPEs received proceeds under secured financing agreements (“Non-recourse Liabilities”). See “Note 17. Special Purpose Entities” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

The restricted assets and non-recourse liabilities held by SPEs are included in the consolidated balance sheets in the following (in millions):

	March 31, 2024	September 30, 2023
Other current assets	$—	$862.1
Other noncurrent assets	$384.4	$382.7
Other current liabilities	$—	$776.7
Other noncurrent liabilities	$331.1	$330.2

The decrease in Other current assets and Other current liabilities subsequent to September 30, 2023 reflects the collection of an installment note receivable of $860 million and payment of a secured financing liability of $774 million in December 2023. This resulted in a receipt of $88.1 million, net of interest and other items, from the related SPE to the Company.

The carrying value of the remaining restricted asset and non-recourse liability as of March 31, 2024 approximates fair value due to their floating rates. As of September 30, 2023, the aggregate fair value of the Timber Notes and Non-recourse Liabilities was $1,257.2 million and $1,112.4 million, respectively. Fair values of the Timber Notes and Non-recourse Liabilities are classified as level 2 within the fair value hierarchy.

The restricted assets and non-recourse liabilities have the following activity (in millions):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Interest income on Timber Notes(1)	$6.6	$13.9	$18.9	$27.0
Interest expense on Timber Loans(1)	$5.5	$12.5	$16.1	$24.2
Cash receipts on Timber Notes(2)	$5.6	$3.9	$37.8	$28.8
Cash payments on Timber Loans(2)	$5.2	$3.7	$33.8	$27.1

(1)	Presented in Interest expense, net on the accompanying Consolidated Statements of Operations.
(2)	Included as part of operating cash flows on the accompanying Consolidated Statements of Cash Flows.

Note 16. Commitments and Contingencies

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

F2-25

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”). Based on information known to us and assumptions, we do not believe that the costs of any ongoing investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including investigation or remediation triggered by the closures or sales of former manufacturing facilities, and/or natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

See “Note 19. Commitments and Contingencies” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to environmental matters.

As of March 31, 2024, we had $9.9 million reserved for environmental liabilities on an undiscounted basis, of which $3.3 million is included in Other noncurrent liabilities and $6.6 million is included in Other current liabilities, on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liabilities for these matters were adequately reserved at March 31, 2024.

Climate Change

Climate change presents risks and uncertainties for us. Unpredictable weather patterns or extended periods of severe weather may result in interruptions to our manufacturing operations, as well as supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought, during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions. To the extent that severe weather or other climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing greenhouse gas (“GHG”) emissions come into effect. We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate-related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years.

See “Note 19. Commitments and Contingencies” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to climate change.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals (“CARF”) principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favor of WestRock in fiscal 2023.

F2-26

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$730 million ($146 million) as of March 31, 2024, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table in our Fiscal 2023 Form 10-K; see “Note 7. Income Taxes” of the Notes to Consolidated Financial Statements in the Fiscal 2023 Form 10-K for additional information. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF’s accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF’s accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney’s fees. We believe we are adequately reserved for this matter. See “Note 6. Retirement Plans — Multiemployer Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of March 31, 2024, there were approximately 600 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At March 31, 2024, we had $16.0 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

F2-27

See “Note 19. Commitments and Contingencies — Indirect Tax Claim” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to our previously recorded estimated recoveries.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business transactions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of March 31, 2024, we had recorded $0.2 million for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 17. Equity and Other Comprehensive Income (Loss)

Equity

Stock Repurchase Program

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our outstanding Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, representing approximately 10% of our outstanding Common Stock, plus any unutilized shares left from the July 2015 authorization. We have indefinitely suspended the program in light of the proposed Transaction (and related restrictions imposed by the Transaction Agreement). In the six months ended March 31, 2024 and 2023, we had no share repurchases under these programs.

Accumulated Other Comprehensive Loss

The tables below summarize the changes in accumulated other comprehensive loss, net of tax, by component for the six months ended March 31, 2024 and March 31, 2023 (in millions):

	Deferred Loss on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2023	$(4.9)	$(572.0)	$(321.7)	$(898.6)
Other comprehensive (loss) income before reclassifications	(18.4)	—	136.6	118.2
Amounts reclassified from accumulated other comprehensive loss	13.0	12.7	—	25.7
Net current period other comprehensive (loss) income	(5.4)	12.7	136.6	143.9
Balance at March 31, 2024	$(10.3)	$(559.3)	$(185.1)	$(754.7)

(1)	All amounts are net of tax and noncontrolling interests.

	Deferred Loss on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)
Other comprehensive (loss) income before reclassifications	(45.3)	—	299.7	254.4
Amounts reclassified from accumulated other comprehensive loss	30.0	22.4	29.0	81.4
Net current period other comprehensive (loss) income	(15.3)	22.4	328.7	335.8
Balance at March 31, 2023	$(24.4)	$(719.2)	$(374.9)	$(1,118.5)

(1)	All amounts are net of tax and noncontrolling interests.

F2-28

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 26% to 27% for the six months ended March 31, 2024 and 26% to 27% for the six months ended March 31, 2023. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss for the six months ended March 31, 2024 were primarily due to gains in the Mexican Peso, British Pound and Polish Zloty, each against the U.S. dollar. Foreign currency translation adjustments recorded in accumulated other comprehensive loss for the six months ended March 31, 2023 were primarily due to gains in the Mexican Peso, British Pound, Brazilian Real and Czech Koruna, each against the U.S. dollar.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component (in millions):

	Three Months Ended			Three Months Ended
	March 31, 2024			March 31, 2023
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items:(1)
Actuarial losses(2)	$(6.8)	$1.7	$(5.1)	$(13.2)	$3.3	$(9.9)
Prior service costs(2)	(2.2)	0.6	(1.6)	(1.9)	0.5	(1.4)
Subtotal defined benefit plans	(9.0)	2.3	(6.7)	(15.1)	3.8	(11.3)
Derivative Instruments:(1)
Natural gas commodity hedge loss(3)	(12.0)	2.9	(9.1)	(26.8)	6.7	(20.1)
Total reclassifications for the period	$(21.0)	$5.2	$(15.8)	$(41.9)	$10.5	$(31.4)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	Included in the computation of net periodic pension cost. See “Note 5. Retirement Plans” for additional details.
(3)	These accumulated other comprehensive loss components are included in Cost of goods sold.

	Six Months Ended			Six Months Ended
	March 31, 2024			March 31, 2023
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items:(1)
Actuarial losses(2)	$(13.6)	$3.6	$(10.0)	$(26.5)	$6.9	$(19.6)
Prior service costs(2)	(3.7)	1.0	(2.7)	(3.8)	1.0	(2.8)
Subtotal defined benefit plans	(17.3)	4.6	(12.7)	(30.3)	7.9	(22.4)
Foreign currency translation adjustments:(1)
Recognition of previously unrealized net foreign currency loss upon consolidation of equity investment(3)	—	—	—	(29.0)	—	(29.0)
Derivative Instruments:(1)
Natural gas commodity hedge loss(4)	(17.2)	4.2	(13.0)	(40.0)	10.0	(30.0)
Total reclassifications for the period	$(34.5)	$8.8	$(25.7)	$(99.3)	$17.9	$(81.4)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	Included in the computation of net periodic pension cost. See “Note 5. Retirement Plans” for additional details.
(3)	Amount reflected in Equity in income (loss) of unconsolidated entities in the consolidated statements of operations.
(4)	These accumulated other comprehensive loss components are included in Cost of goods sold.

F2-29

Note 18. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions, except per share data):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Numerator:
Net income (loss) attributable to common stockholders	$15.5	$(2,006.1)	$(6.9)	$(1,960.8)
Denominator:
Basic weighted average shares outstanding	258.0	255.6	257.5	255.2
Effect of dilutive stock options and non-participating securities	1.3	—	—	—
Diluted weighted average shares outstanding	259.3	255.6	257.5	255.2
Basic earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)
Diluted earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)

Approximately 0.2 million and 2.5 million shares underlying awards in the three months ended March 31, 2024 and 2023, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive. Approximately 1.8 million and 2.8 million shares underlying awards in the six months ended March 31, 2024 and 2023, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

F2-30

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF AND FOR THE THREE MONTHS ENDED 31 DECEMBER 2023

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended December 31,
(In millions, except per share data)	2023	2022
Net sales	$4,620.0	$4,923.1
Cost of goods sold	3,861.2	4,157.1
Gross profit	758.8	766.0
Selling, general and administrative expense excluding intangible amortization	527.1	479.1
Selling, general and administrative intangible amortization expense	82.0	86.6
Restructuring and other costs, net	65.5	32.1
Operating profit	84.2	168.2
Interest expense, net	(101.4)	(97.3)
Pension and other postretirement non-service income (cost)	0.2	(5.0)
Other (expense) income, net	(4.7)	25.2
Equity in income (loss) of unconsolidated entities	4.2	(36.0)
Gain on sale of RTS and Chattanooga	0.5	—
(Loss) income before income taxes	(17.0)	55.1
Income tax expense	(5.7)	(8.3)
Consolidated net (loss) income	(22.7)	46.8
Less: Net loss (income) attributable to noncontrolling interests	0.3	(1.5)
Net (loss) income attributable to common stockholders	(22.4)	45.3

Basic (loss) earnings per share attributable to common stockholders	(0.09)	0.18
Diluted (loss) earnings per share attributable to common stockholders	(0.09	0.18

Basic weighted average shares outstanding	257.0	254.7
Diluted weighted average shares outstanding	257.0	256.7

See Accompanying Notes to Consolidated Financial Statements

F2-31

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31,
(In millions)	2023	2022
Consolidated net (loss) income	$(22.7)	$46.8
Other comprehensive income, net of tax:
Foreign currency translation adjustments:
Foreign currency translation gain	158.8	117.5
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	—	29.0
Derivatives:
Deferred loss on cash flow hedges	(11.6)	(21.8)
Reclassification adjustment of net loss on cash flow hedges included in earnings	3.9	9.9
Defined benefit pension and other postretirement benefit plans:
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	4.9	9.7
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	1.1	1.4
Other comprehensive income, net of tax	157.1	145.7
Comprehensive income	134.4	192.5
Less: Comprehensive loss (income) attributable to noncontrolling interests	0.3	(1.8)
Comprehensive income attributable to common stockholders	$134.7	$190.7

See Accompanying Notes to Consolidated Financial Statements

F2-32

WESTROCK COMPANY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per share data)	December 31, 2023	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$488.1	$393.4
Accounts receivable (net of allowances of $58.6 and $60.2)	2,439.9	2,591.9
Inventories	2,391.3	2,331.5
Other current assets (amount related to SPEs of $0 and $862.1)	739.2	1,584.8
Assets held for sale	87.6	91.5
Total current assets	6,146.1	6,993.1
Property, plant and equipment, net	11,230.2	11,063.2
Goodwill	4,270.2	4,248.7
Intangibles, net	2,507.3	2,576.2
Prepaid pension asset	629.5	618.3
Other noncurrent assets (amount related to SPEs of $383.5 and $382.7)	1,962.9	1,944.2
Total Assets	$26,746.2	$27,443.7

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$462.3	$533.0
Accounts payable	2,159.2	2,123.9
Accrued compensation and benefits	415.4	524.9
Other current liabilities (amount related to SPEs of $0 and $776.7)	931.9	1,737.6
Total current liabilities	3,968.8	4,919.4
Long-term debt due after one year	8,235.9	8,050.9
Pension liabilities, net of current portion	194.7	191.2
Postretirement benefit liabilities, net of current portion	100.9	99.1
Deferred income taxes	2,254.4	2,433.2
Other noncurrent liabilities (amount related to SPEs of $330.7 and $330.2)	1,826.9	1,652.2
Commitments and contingencies (Note 16)
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common Stock, $0.01 par value; 600.0 million shares authorized; 257.0 million and 256.4 million shares outstanding at December 31, 2023 and September 30, 2023, respectively	2.6	2.6
Capital in excess of par value	10,710.2	10,698.5
Retained earnings	176.5	278.2
Accumulated other comprehensive loss	(741.5)	(898.6)
Total stockholders’ equity	10,147.8	10,080.7
Noncontrolling interests	16.8	17.0
Total equity	10,164.6	10,097.7
Total Liabilities and Equity	$26,746.2	$27,443.7

See Accompanying Notes to Consolidated Financial Statements

F2-33

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Three Months Ended December 31,
(In millions, except per share data)	2023	2022
Number of Shares of Common Stock Outstanding:
Balance at beginning of period	256.4	254.4
Issuance of common stock, net of stock received for tax withholdings	0.6	0.2
Balance at end of period	257.0	254.6
Common Stock:
Balance at beginning of period	$2.6	$2.5
Balance at end of period	2.6	2.5
Capital in Excess of Par Value:
Balance at beginning of period	10,698.5	10,639.4
Compensation expense under share-based plans	8.4	9.6
Issuance of common stock, net of stock received for tax withholdings	3.3	3.6
Balance at end of period	10,710.2	10,652.6
Retained Earnings:
Balance at beginning of period	278.2	2,214.4
Net (loss) income attributable to common stockholders	(22.4)	45.3
Dividends declared (per share - $0.3025 and $0.275)(1)	(79.3)	(71.4)
Balance at end of period	176.5	2,188.3
Accumulated Other Comprehensive Loss:
Balance at beginning of period	(898.6)	(1,454.3)
Other comprehensive income, net of tax	157.1	145.4
Balance at end of period	(741.5)	(1,308.9)
Total Stockholders’ equity	10,147.8	11,534.5
Noncontrolling Interests:(2)
Balance at beginning of period	17.0	17.7
Net (loss) income	(0.3)	0.1
Adjustments to noncontrolling interests	0.1	—
Balance at end of period	16.8	17.8
Total equity	$10,164.6	$11,552.3

(1)	Includes cash dividends and dividend equivalent units on certain equity awards.
(2)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity on the consolidated balance sheets.

See Accompanying Notes to Consolidated Financial Statements

F2-34

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31,
(In millions)	2023	2022
Operating activities:
Consolidated net (loss) income	$(22.7)	$46.8
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation, depletion and amortization	381.8	373.2
Deferred income tax benefit	(23.3)	(19.5)
Share-based compensation expense	7.3	9.6
Pension and other postretirement cost (income), net of contributions	0.5	3.6
Cash surrender value increase in excess of premiums paid	(17.4)	(13.1)
Equity in (income) loss of unconsolidated entities	(4.2)	36.0
Gain on sale of RTS and Chattanooga	(0.5)	—
Gain on sale of businesses	—	(11.1)
Other impairment adjustments	(4.8)	(0.7)
Gain on disposal of assets, net	(2.3)	(1.7)
Other, net	(2.0)	0.7
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	181.5	284.9
Inventories	(25.7)	(53.8)
Other assets	(73.5)	(64.3)
Accounts payable	(23.5)	(113.9)
Income taxes	10.8	0.2
Accrued liabilities and other	(107.0)	(211.0)
Net cash provided by operating activities	275.0	265.9
Investing activities:
Capital expenditures	(247.3)	(282.2)
Cash paid for purchase of businesses, net of cash received	—	(853.5)
Proceeds from settlement of Timber Note related to SPEs	860.0	—
Proceeds from corporate owned life insurance	3.1	2.2
Proceeds from sale of businesses	0.5	25.9
Proceeds from currency forward contracts	—	23.2
Proceeds from the sale of unconsolidated entities	1.0	—
Proceeds from sale of property, plant and equipment	8.3	4.5
Other, net	(0.2)	(0.3)
Net cash provided by (used for) investing activities	625.4	(1,080.2)
Financing activities:
Additions to revolving credit facilities	—	20.8
Repayments of revolving credit facilities	—	(126.9)
Additions to debt	102.3	1,527.9
Repayments of debt	(35.0)	(648.8)
Changes in commercial paper, net	(34.7)	301.5
Other debt additions (repayments), net	16.5	(23.6)
Repayment of Timber Loan related to SPEs	(774.0)	—
Cash dividends paid to stockholders	(77.6)	(70.0)
Other, net	(1.5)	2.0
Net cash (used for) provided by financing activities	(804.0)	982.9
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1.7)	(5.7)
Changes in cash, cash equivalents and restricted cash in assets held-for-sale	—	(7.9)
Increase in cash, cash equivalents and restricted cash	94.7	155.0
Cash, cash equivalents and restricted cash at beginning of period	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	$488.1	$415.2

See Accompanying Notes to Consolidated Financial Statements

F2-35

WESTROCK COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unless the context otherwise requires, "we", "us", "our", "WestRock" and "the Company" refer to WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

We are a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Our independent registered public accounting firm has not audited the accompanying interim financial statements. We derived the consolidated balance sheet at September 30, 2023 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "Fiscal 2023 Form 10-K"). In the opinion of management, all normal recurring adjustments necessary for the fair presentation of the consolidated financial statements have been included for the interim periods reported.

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") for interim financial information and with Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"). Accordingly, they omit certain notes and other information from the interim financial statements presented in this report. Therefore, these interim financial statements should be read in conjunction with the Fiscal 2023 Form 10-K. The results for the three months ended December 31, 2023 are not necessarily indicative of results that may be expected for the full year.

On December 1, 2022, we completed our previously announced acquisition of the remaining 67.7% interest in Gondi, S.A. de C.V. ("Grupo Gondi") for $969.8 million in cash and the assumption of debt ("Mexico Acquisition"). We have accounted for this acquisition as a business combination resulting in its consolidation. See "Note 3. Acquisitions" for additional information.

On December 1, 2022, we sold our Eaton, IN, and Aurora, IL uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. We received proceeds of $25 million, a preliminary working capital settlement of $0.9 million and are financing the remaining $25 million. Pursuant to the terms of the sale agreement, we transferred the control of these mills to the buyer and recorded a pre-tax gain on sale of $11.1 million recorded in Other (expense) income, net in our consolidated statements of operations. During the third quarter of fiscal 2023, we recorded a de minimis final working capital settlement.

Transaction Agreement with Smurfit Kappa

On September 12, 2023, we entered into a transaction agreement (the "Transaction Agreement") with Smurfit Kappa Group plc, a public limited company incorporated in Ireland ("Smurfit Kappa"), Cepheidway Limited (to be renamed Smurfit WestRock plc), a private limited company incorporated in Ireland ("ListCo"), and Sun Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of ListCo ("Merger Sub").

The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that (a) pursuant to a scheme of arrangement (the "Scheme") each issued ordinary share of Smurfit Kappa (the "Smurfit Kappa Shares") will be exchanged for one ordinary share of ListCo (a "ListCo Share"), as a result of which Smurfit Kappa will become a wholly owned subsidiary of ListCo, and (b) following the implementation of the Scheme, Merger Sub will merge with and into the Company (the "Merger" and, together with the Scheme, the "Transaction"), with the Company surviving the Merger as a wholly owned subsidiary of ListCo. As a result of the Merger, each share of common stock, par value $0.01 per share, of the Company (the "Common Stock"), with certain exceptions, will be converted into the right to receive one ListCo Share and $5.00 in cash. All shares owned by the Company, any Company subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

F2-36

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The Transaction Agreement also provides a mechanism for converting outstanding Company equity awards to ListCo awards. The Transaction is expected to close in early July 2024, conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions. We expect that the ListCo shares will be (i) registered under the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange ("NYSE") and (ii) listed on the Standard Listing segment of the Official List of the Financial Conduct Authority and admitted to trading on the main market for listed securities of the London Stock Exchange. Shares of our Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

The Transaction is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders and stockholders of both companies (the approval of the Scheme by 75% or more in value of the Smurfit Kappa Shares held by such shareholders of Smurfit Kappa that are present and voting at the Court Meeting (as defined in the Transaction Agreement), and the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock), the registration statement for the offer of ListCo Shares being declared effective by the SEC and the approval of the ListCo Shares for listing on the NYSE.

The Transaction Agreement contains certain termination rights for both parties. Upon termination of the Transaction Agreement under specified circumstances, including if our board changes or withdraws its recommendation to our stockholders or willfully breaches its non-solicitation covenant, we will be required to make a payment to Smurfit Kappa equal to $147 million in cash. If the Transaction Agreement is terminated in connection with the failure to obtain our stockholders’ approval, we will be required to make a payment to Smurfit Kappa equal to $57 million in cash. Smurfit Kappa will be required to make payments to us in connection with the termination of the Transaction Agreement under specified circumstances.

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Transaction Agreement.

Reclassifications and Adjustments

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

Significant Accounting Policies

See "Note 1. Description of Business and Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for a summary of our significant accounting policies.

Supplier Finance Program Obligations

We maintain supplier finance programs whereby we have entered into payment processing agreements with certain financial institutions. These agreements allow participating suppliers to track payment obligations from WestRock, and if voluntarily elected by the supplier, to sell payment obligations from WestRock to financial institutions at a discounted price. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the program, and we do not reimburse suppliers for any costs they incur for participation in the program. We have not pledged any assets as security or provided any guarantees as part of the programs. We have no economic interest in our suppliers’ decisions to participate in the programs. Our responsibility is limited to making payment in full to the respective financial institution according to the terms originally negotiated with the supplier, which generally do not exceed 120 days. WestRock or the financial institutions may terminate the agreements upon 30 or 90 days’ notice.

The outstanding payment obligations to financial institutions under these programs were $436.1 million and $425.8 million as of December 31, 2023 and September 30, 2023, respectively. These obligations are classified as accounts payable within the consolidated balance sheets.

F2-37

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Recent Accounting Developments

New Accounting Standards — Recently Adopted

In September 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This ASU requires that all entities that use supplier finance programs in connection with the purchase of goods and services disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), each with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023, other than the rollforward disclosure requirement which we will adopt in fiscal 2025. The adoption did not have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method". This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023. The adoption of this ASU did not have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". This ASU expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. This update is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for us). All entities should apply the guidance prospectively but have the option to apply it retrospectively. Early adoption is permitted. We are evaluating the impact of this ASU.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". This ASU expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The updates will be applied retrospectively to all periods presented in financial statements. This ASU is effective for annual periods beginning after December 15, 2023 (fiscal 2025 for us), and for interim periods beginning after December 15, 2024 (fiscal 2026 for us). Early adoption is permitted. We are evaluating the impact of this ASU.

Note 2. Revenue Recognition

Disaggregated Revenue

Accounting Standards Codification ("ASC") 606 "Revenue from Contracts with Customers" requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. See "Note 7. Segment Information" for additional information.

F2-38

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following tables summarize our disaggregated revenue by primary geographical markets (in millions):

	Three Months Ended December 31, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$1,796.4	$593.8	$820.5	$248.1	$(61.0)	$3,397.8
Latin America	485.4	6.1	23.5	40.4	(4.1)	551.3
Canada	135.1	116.7	51.1	1.2	(0.7)	303.4
EMEA(1)	3.0	270.9	11.9	—	(1.4)	284.4
Asia Pacific	—	71.8	11.3	—	—	83.1
Total	$2,419.9	$1,059.3	$918.3	$289.7	$(67.2)	$4,620.0

(1)	Europe, Middle East and Africa ("EMEA")

	Three Months Ended December 31, 2022
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$1,973.5	$703.0	$1,022.7	$276.7	$(71.5)	$3,904.4
Latin America	225.5	51.7	33.6	41.4	(1.3)	350.9
Canada	137.1	123.7	45.5	3.4	(1.5)	308.2
EMEA(1)	1.3	259.9	11.1	—	(0.1)	272.2
Asia Pacific	—	76.7	10.7	—	—	87.4
Total	$2,337.4	$1,215.0	$1,123.6	$321.5	$(74.4)	$4,923.1

Revenue Contract Balances

Our contract assets relate to the manufacturing of certain products that have no alternative use to us, with right to payment for performance completed to date on these products, including a reasonable profit. Contract assets are reduced when the customer takes title to the goods and assumes the risks and rewards for the goods. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Three Months Ended December 31, 2022
	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2023	$241.7	$13.5
Increase (decrease)	9.4	(2.6)
Ending balance - December 31, 2023	251.1	10.9

Note 3. Acquisitions

When we obtain control of a business by acquiring its net assets, or some or all of its equity interest, we account for those acquisitions in accordance with ASC 805, "Business Combinations" ("ASC 805"). The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date.

Mexico Acquisition

On December 1, 2022, we completed the Mexico Acquisition. The acquiree is a leading integrated producer of fiber-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition provides us with further geographic and end market diversification as well as positions us to continue to grow in the attractive Latin American market.

F2-39

Notes to Consolidated Financial Statements (Unaudited) (Continued)

See below for a summary of the purchase consideration transferred as defined under ASC 805 (in millions):

Purchase Consideration
Cash consideration transferred for 67.7% interest	$969.8
Fair value of the previously held interest	403.7
Settlement of preexisting relationships (net receivable from joint venture)	40.2
Purchase consideration transferred	$1,413.7

In connection with the transaction, in the first quarter of fiscal 2023, we recognized a $46.8 million non-cash, pre-tax loss (or $24.6 million after release of a related deferred tax liability) on our original 32.3% investment. The loss is reflected in the Equity in income (loss) of unconsolidated entities line item in our consolidated statements of operations and included the write-off of historical foreign currency translation adjustments previously recorded in Accumulated other comprehensive loss in our consolidated balance sheet, as well as the difference between the fair value of the consideration paid and the carrying value of our prior ownership interest. The fair value of our previously held interest in the joint venture was estimated to be $403.7 million at the acquisition date based on the cash consideration exchanged for acquiring the 67.7% of equity interest adjusted for the deemed payment of a control premium. This step-acquisition provided us with 100% control, and we met the other requirements under ASC 805 for the transaction to be accounted for using the acquisition method of accounting. We have included the financial results of the acquired operations in our Corrugated Packaging segment. Post acquisition, sales to the operations acquired in the Mexico Acquisition are eliminated from our Global Paper segment results.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Mexico Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during the one year period from the acquisition date (referred to as "measurement period adjustments") (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments (1) (2)	Amounts Recognized as of Acquisition Date (as Adjusted)
Cash and cash equivalents	$116.3	$—	$116.3
Current assets, excluding cash and cash equivalents	697.0	(71.2)	625.8
Property, plant and equipment	1,380.3	43.0	1,423.3
Goodwill	231.2	6.2	237.4
Other noncurrent assets	101.4	0.6	102.0
Total assets acquired	2,526.2	(21.4)	2,504.8
Current portion of debt(3)	13.2	—	13.2
Current liabilities, excluding debt	384.8	(50.4)	334.4
Long-term debt due after one year(3)	591.4	36.2	627.6
Pension liabilities, net of current portion	35.2	(3.1)	32.1
Deferred income taxes	69.8	(4.1)	65.7
Other noncurrent liabilities	18.1	—	18.1
Total liabilities assumed	1,112.5	(21.4)	1,091.1
Net assets acquired	$1,413.7	$—	$1,413.7

(1)	The measurement period adjustments did not have a significant impact on our consolidated statements of operations in any period.
(2)	The measurement period adjustments were primarily due to refinements to the carrying amounts of certain assets and liabilities. The net impact of the measurement period adjustments resulted in a net increase in goodwill.
(3)	Includes $494.8 million of debt that we assumed and repaid in connection with the closing of the Mexico Acquisition. The remaining balance relates to current and long-term portions of finance leases.

F2-40

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the acquisition (e.g., enhanced reach of the combined organization and other synergies), the assembled work force, and the establishment of deferred tax liabilities for the difference between book and tax basis of the assets and liabilities acquired. The goodwill is not amortizable for income tax purposes.

Transaction costs to acquire the Mexico Acquisition are expensed as incurred and recorded within Restructuring and other costs, net. See "Note 4. Restructuring and Other Costs, Net" for additional information.

Note 4. Restructuring and Other Costs, Net

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs, net of $65.5 million for the three months ended December 31, 2023 and $32.1 million for the three months ended December 31, 2022. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture can vary. We present our restructuring and other costs, net in more detail below.

The following table summarizes our Restructuring and other costs, net (in millions):

	Three Months Ended December 31,
	2023	2022
Restructuring	$62.7	$15.4
Other	2.8	16.7
Restructuring and other costs, net	$65.5	$32.1

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete facility closures). A partial facility closure may consist of shutting down a machine and/or a workforce reduction. We have previously incurred reduction in workforce actions, facility closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2023, we announced our plan to permanently cease operating our Tacoma, WA and North Charleston, SC containerboard mills. These mills ceased production in September 2023 and June 2023, respectively. The Tacoma and North Charleston mills' annual production capacity was 510,000 tons and 550,000 tons, respectively, of which approximately three-fifths and two-thirds, respectively, was shipped to external customers of the Global Paper segment. The combination of high operating costs and the need for significant capital investment were the determining factors in the decision to cease operations at these mills.

By closing these mills, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. Charges recognized are reflected in the table below in the Global Paper segment. We expect to record future restructuring charges, primarily associated with carrying costs. We expect these costs to be partially offset in a future period by proceeds from the sale of these facilities.

The numbers in the table below, particularly in the cumulative and total expected columns, also include various impairments and other charges associated with our fiscal 2022 decisions to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at the St. Paul, MN mill. See "Note 5. Restructuring and Other Costs, Net" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment's Adjusted EBITDA (as hereinafter defined), we highlight the segment to which the charges relate. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers.

F2-41

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the three months ended December 31, 2023 and 2022, the cumulative recorded amount since we started the initiatives and our estimates of the total charges we expect to incur (in millions). These estimates are subject to a number of assumptions, and actual results may differ.

	Three Months Ended December 31,
	2023	2022	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$0.3	$(0.9)	$12.7	$12.7
Severance and other employee costs	4.5	1.7	23.2	23.3
Other restructuring costs	3.2	0.1	10.9	33.0
Restructuring total	$8.0	$0.9	$46.8	$69.0
Consumer Packaging
PP&E and related costs	$0.7	$—	$5.0	$5.0
Severance and other employee costs	18.6	6.4	46.3	47.8
Other restructuring costs	1.6	(0.3)	8.3	17.1
Restructuring total	$20.9	$6.1	$59.6	$69.9
Global Paper
PP&E and related costs	$(4.1)	$(1.1)	$951.6	$951.6
Severance and other employee costs	(5.1)	(0.2)	36.9	37.9
Other restructuring costs	44.0	6.0	168.8	268.0
Restructuring total	$34.8	$4.7	$1,157.3	$1,257.5
Distribution
Severance and other employee costs	$(0.1)	$—	$1.7	$1.7
Other restructuring costs	(2.8)	—	8.2	10.5
Restructuring total	$(2.9)	$—	$9.9	$12.2
Corporate
PP&E and related costs	$—	$0.4	$2.6	$2.6
Severance and other employee costs	0.3	2.2	7.5	7.5
Other restructuring costs	1.6	1.1	19.6	23.7
Restructuring total	$1.9	$3.7	$29.7	$33.8
Total
PP&E and related costs	$(3.1)	$(1.6)	$971.9	$971.9
Severance and other employee costs	18.2	10.1	115.6	118.2
Other restructuring costs	47.6	6.9	215.8	352.3
Restructuring total	$62.7	$15.4	$1,303.3	$1,442.4

We have defined "PP&E and related costs" as used in this Note 4 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define "Other restructuring costs" as lease or other contract termination costs, facility carrying costs, equipment and inventory relocation costs, and other items, including impaired intangibles attributable to our restructuring actions.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

F2-42

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table presents our acquisition, integration and divestiture costs (in millions):

	Three Months Ended December 31
	2023	2022
Acquisition costs	$1.9	$11.0
Integration costs	0.6	4.3
Divestiture costs	0.3	1.4
Other total	$2.8	$16.7

Acquisition costs in fiscal 2024 and 2023 in the table above primarily include transaction costs related to the Transaction and the Mexico Acquisition, respectively.

Accruals

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs, net" on our consolidated statements of operations (in millions):

	Three Months Ended December 31
	2023	2022
Accrual at beginning of fiscal year	$55.5	$25.2
Additional accruals	22.1	11.6
Payments	(15.0)	(13.7)
Adjustment to accruals	(4.0)	(1.7)
Foreign currency rate changes and other	0.4	—
Accrual at December 31	$59.0	$21.4

Reconciliation of accruals and charges to restructuring and other costs, net (in millions):

	Three Months Ended December 31
	2023	2022
Additional accruals and adjustments to accruals (see table above)	$18.1	$9.9
PP&E and related costs	(3.1)	(1.6)
Severance and other employee costs	0.2	0.1
Acquisition costs	1.9	11.0
Integration costs	0.6	4.3
Divestiture costs	0.3	1.4
Other restructuring costs	47.5	7.0
Total restructuring and other costs, net	$65.5	$32.1

Note 5. Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining U.S. salaried and U.S. non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several multiemployer pension plans ("MEPP" or "MEPPs") that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements and have participated in other MEPPs in the past. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. See "Note 6. Retirement Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information regarding our involvement with retirement plans.

F2-43

Notes to Consolidated Financial Statements (Unaudited) (Continued)

MEPPs

In the normal course of business, we evaluate our potential exposure to MEPPs, including potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from the Pace Industry Union-Management Pension Fund ("PIUMPF") and recorded a withdrawal liability and a liability for our proportionate share of PIUMPF’s accumulated funding deficiency. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency. In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 6. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our MEPPs and see "Note 16. Commitments and Contingencies — Other Litigation" for additional information on the litigation.

At December 31, 2023 and September 30, 2023, we had recorded withdrawal liabilities of $203.7 million and $203.2 million, respectively, including liabilities associated with PIUMPF's accumulated funding deficiency demands.

Pension and Postretirement Cost

The following table presents a summary of the components of net pension cost (in millions):

	Three Months Ended December 31
	2023	2022
Service cost	$6.6	$7.5
Interest cost	65.5	63.7
Expected return on plan assets	(76.0)	(75.8)
Amortization of net actuarial loss	8.1	14.5
Amortization of prior service cost	1.7	2.1
Company defined benefit plan cost	5.9	12.0
Multiemployer and other plans	0.4	0.3
Net pension cost	$6.3	$12.3

The non-service elements of our pension and postretirement cost set forth in this Note 5 are reflected in the consolidated statements of operations line item "Pension and other postretirement non-service income (cost)". The service cost components are reflected in "Cost of goods sold" and "Selling, general and administrative expense excluding intangible amortization" line items.

We maintain other postretirement benefit plans that provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans. The following table presents a summary of the components of the net postretirement cost (in millions):

	Three Months Ended December 31
	2023	2022
Service cost	$0.2	$0.2
Interest cost	1.9	1.8
Amortization of net actuarial gain	(1.3)	(1.1)
Amortization of prior service credit	(0.1)	(0.2)
Net postretirement cost	$0.7	$0.7

F2-44

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Employer Contributions

During the three months ended December 31, 2023, we made contributions to our qualified and supplemental defined benefit pension plans of $4.3 million and for the three months ended December 31, 2022 we made contributions of $7.6 million.

During the three months ended December 31, 2023, we funded an aggregate of $1.8 million to our other postretirement benefit plans and for the three months ended December 31, 2022, we funded an aggregate of $1.5 million.

Note 6. Income Taxes

The effective tax rate for the three months ended December 31, 2023 was (33.5)% due to the loss. The effective tax rates were impacted by (i) the inclusion of state taxes, (ii) interest accrued on uncertain tax benefits, (iii) income derived from certain foreign jurisdictions subject to higher tax rates and (iv) the exclusion of tax benefits related to losses recorded by certain foreign operations, partially offset by research and development and other tax credits.

The effective tax rate for the three months ended December 31, 2022 was 15.1%. The effective tax rate was impacted by (i) a net benefit from the tax effects related to the acquisition of the remaining interest in Grupo Gondi and (ii) benefits from research and development and other tax credits, partially offset by (i) the inclusion of state taxes, (ii) income derived from certain foreign jurisdictions subject to higher tax rates and (iii) the exclusion of tax benefits related to losses recorded by certain foreign operations.

During the three months ended December 31, 2023 and December 31, 2022, cash paid for income taxes, net of refunds, was $19.3 million and $28.6 million, respectively.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. We do not believe the provisions of the Inflation Reduction Act that became effective in fiscal 2024 will have a material impact on our financial results.

Note 7. Segment Information

We report our financial results of operations in the following four reportable segments:

Corrugated Packaging, which substantially consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition;

Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products;

Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

F2-45

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, "Segment Reporting" ("ASC 280") because it is used by our chief operating decision maker ("CODM") to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. Adjusted EBITDA is defined as pre-tax earnings of a reportable segment before depreciation, depletion and amortization, and excludes the following items our CODM does not consider part of our segment performance: restructuring and other costs, net, non-allocated expenses, interest expense, net, other (expense) income, net, gain on sale of RTS and Chattanooga, and other adjustments - each as outlined in the table below ("Adjusted EBITDA"). Management believes excluding these items is useful in the evaluation of operating performance from period to period because these items are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments.

The tables in this Note 7 show selected financial data for our reportable segments (in millions):

	Three Months Ended December 31
	2023	2022
Net sales (aggregate):
Corrugated Packaging	$2,419.9	$2,337.4
Consumer Packaging	1,059.3	1,215.0
Global Paper	918.3	1,123.6
Distribution	289.7	321.5
Total	$4,687.2	$4,997.5
Less net sales (intersegment):
Corrugated Packaging	$59.2	$68.4
Consumer Packaging	5.3	4.7
Distribution	2.7	1.3
Total	$67.2	$74.4
Net sales (unaffiliated customers):
Corrugated Packaging	$2,360.7	$2,269.0
Consumer Packaging	1,054.0	1,210.3
Global Paper	918.3	1,123.6
Distribution	287.0	320.2
Total	$4,620.0	$4,923.1
Adjusted EBITDA:
Corrugated Packaging	$327.8	$329.4
Consumer Packaging	166.2	183.3
Global Paper	118.4	157.3
Distribution	9.0	10.8
Total	621.4	680.8
Depreciation, depletion and amortization	(381.8)	(373.2)
Restructuring and other costs, net	(65.5)	(32.1)
Non-allocated expenses	(50.7)	(28.7)
Interest expense, net	(101.4)	(97.3)
Other (expense) income, net	(4.7)	25.2
Gain on sale of RTS and Chattanooga	0.5	—
Other adjustments	(34.8)	(119.6)
Income (loss) before income taxes	$(17.0)	$55.1

See "Note 4. Restructuring and Other Costs, Net" for additional information on how the Restructuring and other costs, net relate to our reportable segments.

F2-46

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Additional selected financial data (in millions):

	Three Months Ended December 31
	2023	2022
Depreciation, depletion and amortization:
Corrugated Packaging	$205.3	$192.2
Consumer Packaging	86.5	84.1
Global Paper	81.1	89.1
Distribution	7.3	6.9
Corporate	1.6	0.9
Total	$381.8	$373.2
Other adjustments:
Corrugated Packaging	$5.1	$49.8
Consumer Packaging	3.6	31.6
Global Paper	1.5	17.5
Distribution	(0.3)	—
Corporate	24.9	20.7
Total	$34.8	$119.6
Equity in income (loss) of unconsolidated entities:
Corrugated Packaging	$3.2	$(35.8)
Consumer Packaging	—	—
Global Paper	1.0	(0.2)
Total	$4.2	$(36.0)

Other adjustments in the table above for the three months ended December 31, 2023 consist primarily of:

•	business systems transformation costs in Corporate of $24.9 million, and

•	losses at facilities in the process of being closed of $9.1 million (excluding depreciation and amortization), split across our segments.

Other adjustments in the table above for the three months ended December 31, 2022 consist primarily of:

•	a $46.8 million non-cash, pre-tax loss in the Corrugated Packaging segment related to the Mexico Acquisition as discussed in "Note 3. Acquisitions",

•	incremental work stoppage costs at our Mahrt mill of $31.3 million pre-tax in our Consumer Packaging segment and $10.3 million pre-tax in our Global Paper segment,

•	business systems transformation costs in Corporate of $20.2 million, and

•	acquisition accounting inventory-related adjustments of $5.5 million and $3.0 million in the Global Paper and Corrugated Packaging segments, respectively.

Note 8. Interest Expense, Net

The components of interest expense, net are as follows (in millions):

	Three Months Ended December 31
	2023	2022
Interest expense	$(139.5)	$(118.9)
Interest income	38.1	21.6
Interest expense, net	$(101.4)	$(97.3)

Cash paid for interest, net of amounts capitalized, was $93.2 million and $68.1 million during the three months ended December 31, 2023 and December 31, 2022, respectively.

F2-47

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Note 9. Inventories

We value substantially all of our U.S. inventories at the lower of cost or market, with cost determined on a last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out ("FIFO") basis. These other inventories represent primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies.

The components of inventories were as follows (in millions):

	December 31, 2023	September 30, 2023
Finished goods and work in process	$1,083.8	$1,044.9
Raw materials	1,045.8	1,049.8
Spare parts and supplies	601.7	578.2
Inventories at FIFO cost	2,731.3	2,672.9
LIFO reserve	(340.0)	(341.4)
Net inventories	$2,391.3	$2,331.5

Note 10. Property, Plant and Equipment

The components of property, plant and equipment were as follows (in millions):

	December 31, 2023	September 30, 2023
Property, plant and equipment at cost:
Land and buildings	$3,099.3	$2,994.7
Machinery and equipment	18,026.7	17,682.4
Forestlands	113.3	105.2
Transportation equipment	27.9	27.3
Leasehold improvements	100.9	98.8
Construction in progress	927.4	967.8
	22,295.5	21,876.2
Less: accumulated depreciation, depletion and amortization	(11,065.3)	(10,813.0)
Property, plant and equipment, net	11,230.2	11,063.2

Accrued additions to property, plant and equipment at December 31, 2023 and September 30, 2023 were $188.4 million and $165.2 million, respectively.

Note 11. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820, "Fair Value Measurement". We have not changed the valuation techniques for measuring the fair value of any financial assets or liabilities during the fiscal year. See "Note 13. Fair Value" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information. We disclose the fair value of our long-term debt in "Note 12. Debt". We disclose the fair value of our derivative instruments in "Note 14. Derivatives" and our restricted assets and non-recourse liabilities held by special purpose entities in "Note 15. Special Purpose Entities". We disclose the fair value of our pension and postretirement assets and liabilities in "Note 6. Retirement Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

F2-48

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Nonrecurring Fair Value Measurements

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they become subject to fair value remeasurement upon obtaining control due to a step-up acquisition or when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, right-of-use ("ROU") assets related to operating or finance leases, and goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 4. Restructuring and Other Costs, Net" for impairments associated with restructuring activities presented as "PP&E and related costs". During the three months ended December 31, 2023 and 2022, we did not have any significant nonfinancial assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

Accounts Receivable Monetization Agreements

On September 11, 2023, we terminated our existing $700.0 million accounts receivable monetization facility to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On the same date, we entered into a new replacement $700.0 million facility (the "Monetization Agreement") with Coöperatieve Rabobank U.A., New York Branch, as purchaser, ("Rabo") on substantially the same terms as the former agreement. The Monetization Agreement provides for, among other things, (i) an extension of the scheduled amortization termination date until September 13, 2024, and (ii) the ability to effectuate the Transaction without any additional consent from Rabo or the triggering of a notification event under the Monetization Agreement. The terms of the Monetization Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the Monetization Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860, "Transfers and Servicing" ("ASC 860"). We pay a monthly yield on investment to Rabo at a rate equal to adjusted Term SOFR plus a margin on the outstanding amount of Rabo’s investment.

We also have a similar $110.0 million facility that was amended on December 2, 2022 to extend the term through December 4, 2023 and to include certain general revisions. The facility was again amended on December 4, 2023 to include certain fee and other general revisions, including the extension of the term through December 4, 2024 and the ability to effectuate the Transaction without any additional consent from the counterparty. The facility purchase limit was unchanged and the facility remains uncommitted.

The customers from these facilities are not included in the Receivables Securitization Facility (as hereinafter defined) that is discussed in "Note 12. Debt".

F2-49

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table presents a summary of these accounts receivable monetization agreements for the three months ended December 31, 2023 and December 31, 2022 (in millions):

	Three Months Ended December 31
	2023	2022
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(673.2)	(734.0)
Receivables collected by financial institutions	667.5	715.4
Cash proceeds from financial institutions	5.7	18.6
Receivable from financial institutions at December 31	$—	$—

Receivables sold under these accounts receivable monetization agreements as of the respective balance sheet dates were approximately $697.8 million and $692.2 million as of December 31, 2023 and September 30, 2023, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flows in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $12.3 million for the three months ended December 31, 2023, and $10.9 million for the three months ended December 31, 2022, and is recorded in "Other (expense) income, net" in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 12. Debt

Our outstanding indebtedness consists primarily of public bonds and borrowings under credit facilities. The public bonds issued by WRKCo Inc. ("WRKCo") and WestRock MWV, LLC ("MWV") are guaranteed by WestRock Company and certain of its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by WestRock Company and certain of its subsidiaries. At December 31, 2023, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

The following table shows the carrying value of the individual components of our debt (in millions):

	December 31, 2023	September 30, 2023
Public bonds due fiscal 2025 to 2028	$2,939.4	$2,938.6
Public bonds due fiscal 2029 to 2033	2,735.9	2,739.5
Public bonds due fiscal 2037 to 2047	177.2	177.3
Revolving credit and swing facilities	43.6	32.0
Term loan facilities	1,347.7	1,347.4
Receivables securitization	525.0	425.0
Commercial paper	249.2	283.9
International and other debt	48.4	61.9
Finance lease obligations	521.2	472.6
Vendor financing and commercial card programs	110.6	105.7
Total debt	8,698.2	8,583.9
Less: current portion of debt	462.3	533.0
Long-term debt due after one year	$8,235.9	$8,050.9

F2-50

Notes to Consolidated Financial Statements (Unaudited) (Continued)

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with these covenants as required by these facilities and were in compliance with them as of December 31, 2023.

The estimated fair value of our debt was approximately $8.5 billion as of December 31, 2023 and $8.1 billion at September 30, 2023. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and either is primarily based on quoted prices for those or similar instruments in a less active market, or approximates their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

See "Note 14. Debt" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our debt, including interest rates on that debt.

Public Bonds

On September 26, 2023, following completion of consent solicitations, we entered into supplemental indentures governing our outstanding: (i) $600 million aggregate principal amount of 3.750% senior notes due March 2025; (ii) $750 million aggregate principal amount of 4.650% senior notes due March 2026; (iii) $500 million aggregate principal amount of 3.375% senior notes due September 2027; (iv) $600 million aggregate principal amount of 4.000% senior notes due March 2028 and (v) $750 million aggregate principal amount of 4.900% senior notes due March 2029 to, among other things, amend the definition of "Change of Control" to add an exception for the proposed Transaction.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we entered into a credit agreement (the "Revolving Credit Agreement") that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the "Revolving Credit Facility") with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Revolving Credit Agreement. We amended the Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At December 31, 2023 and September 30, 2023, there were no amounts outstanding under the facility.

European Revolving Credit Facilities

On July 7, 2022, we entered into a credit agreement (the "European Revolving Credit Agreement") with Rabo, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the "European Revolving Credit Facility"). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. We amended the European Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At December 31, 2023 and September 30, 2023, there were no amounts outstanding under the facility.

F2-51

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Term Loan Facilities

Farm Loan Credit Facility

On July 7, 2022, we amended and restated the prior credit agreement (the "Farm Credit Facility Agreement") with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the "Farm Credit Facility"). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. We amended the Farm Credit Facility Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. The carrying value of this facility at December 31, 2023 and September 30, 2023 was $598.5 million and $598.4 million, respectively.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the "Amended Credit Agreement") to add a three-year senior unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the "Delayed Draw Term Facility") that could be drawn in a single draw through May 31, 2023. On November 28, 2022, in connection with the Mexico Acquisition, we drew upon the facility in full. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. We have the option to extend the maturity date by one year with full lender consent. The one-year maturity extension would cost a fee of 20 basis points. We amended the Amended Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. The carrying value of this facility at December 31, 2023 and September 30, 2023 was $749.2 million and $749.0 million, respectively.

Receivables Securitization Facility

On February 28, 2023, we amended our existing $700.0 million receivables securitization agreement (the "Receivables Securitization Facility"), primarily to extend the maturity to February 27, 2026 and to complete the transition from LIBOR to Term SOFR. At December 31, 2023 and September 30, 2023, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $612.9 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at December 31, 2023 and September 30, 2023 were approximately $1,024.1 million and $1,177.6 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. We amended the Receivables Securitization Facility on September 29, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At December 31, 2023 and September 30, 2023, there was $525.0 million and $425.0 million borrowed under this facility, respectively.

Commercial Paper

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue senior short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days’ notice. Our Revolving Credit Facility is intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At December 31, 2023 and September 30, 2023, there was $249.2 million and $283.9 million issued, respectively.

Note 13. Leases

We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. Our total lease cost, net was $111.2 million during the three months ended December 31, 2023. Our total lease cost, net was $97.3 million during the three months ended December 31, 2022. We obtained $11.4 million and $53.6 million of ROU assets in exchange for lease liabilities for operating leases during the three months ended December 31, 2023 and 2022, respectively. Additionally, we obtained $92.7 million of ROU assets in exchange for lease liabilities for finance leases during the three months ended December 31, 2023 and none in the three months ended December 31, 2022.

F2-52

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Supplemental Balance Sheet Information Related to Leases

The table below presents supplemental balance sheet information related to leases (in millions):

	Consolidated Balance Sheet Caption	December 31, 2023	September 30, 2023
Operating leases:
Operating lease right-of-use asset	Other noncurrent assets	$622.2	$648.5

Current operating lease liabilities	Other current liabilities	$195.5	$202.4
Noncurrent operating lease liabilities	Other noncurrent liabilities	477.4	499.7
Total operating lease liabilities		$672.9	$702.1

Finance leases:
Property, plant and equipment		$453.5	$400.6
Accumulated depreciation		(65.7)	(105.3)
Property, plant and equipment, net		$387.8	$295.3

Current finance lease liabilities	Current portion of debt	$25.9	$62.9
Noncurrent finance lease liabilities	Long-term debt due after one year	495.3	409.7
Total finance lease liabilities		$521.2	$472.6

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Note 14. Derivatives

We are exposed to risks from changes in, among other things, commodity price risk, foreign currency exchange risk and interest rate risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives.

We have designated certain natural gas commodity contracts as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under level 2 because such measurements are estimated based on observable inputs such as commodity future prices. Approximately three-fourths of our natural gas purchases for our U.S. and Canadian mill operations are tied to NYMEX. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases. However, we may modify our strategy based on, among other things, our assessment of market conditions.

For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

The following table sets forth the outstanding notional amounts related to our derivative instruments (in millions):

	Metric	December 31, 2023	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	MMBtu	20.4	22.0

F2-53

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table sets forth the location and fair values of our derivative instruments (in millions):

	Consolidated Balance Sheet Caption	December 31, 2023	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	Other current liabilities(1)	$16.6	$6.3

(1)	At December 31, 2023 and September 30, 2023, liability positions by counterparty were partially offset by $0.2 million and $0.2 million, respectively, of asset positions where we had an enforceable right of netting.

The following table sets forth gains (losses) recognized in accumulated other comprehensive loss, net of tax for cash flow hedges (in millions):

	Three Months Ended December 31,
	2023	2022
Natural gas commodity contracts	$(7.7)	$(11.9)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for cash flow hedges reclassified from accumulated other comprehensive loss (in millions):

		Three Months Ended December 31,
	Consolidated Statement of Operations Caption	2023	2022
Natural gas commodity contracts	Cost of goods sold	$(5.2)	$(13.2)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedges (in millions):

		Three Months Ended December 31,
	Consolidated Statement of Operations Caption	2023	2022
Foreign currency contracts	Other (expense) income, net	$—	$19.7

Note 15. Special Purpose Entities

Pursuant to the sale of certain forestlands in 2007 and 2013, special purpose entities ("SPEs") received and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation's respective businesses, certain installment notes receivable ("Timber Notes"), and using these installment notes as collateral, the special purpose entities received proceeds under secured financing agreements ("Non-recourse Liabilities"). See "Note 17. Special Purpose Entities" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

The restricted assets and non-recourse liabilities held by special purpose entities are included in the consolidated balance sheets in the following (in millions):

	December 31, 2023	September 30, 2023
Other current assets	$—	$862.1
Other noncurrent assets	$383.5	$382.7

Other current liabilities	$—	$776.7
Other noncurrent liabilities	$330.7	$330.2

F2-54

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The decrease in Other current assets and Other current liabilities subsequent to September 30, 2023 reflects the collection of an installment note receivable of $860 million and payment of a secured financing liability of $774 million in December 2023. This resulted in a receipt of $88.1 million, net of interest and other items, from the related special purpose entity to the Company.

The carrying value of the remaining restricted asset and non-recourse liability as of December 31, 2023 approximates fair value due to their floating rates. As of September 30, 2023, the aggregate fair value of the Timber Notes and Non-recourse Liabilities was $1,257.2 million and $1,112.4 million, respectively. Fair values of the Timber Notes and Non-recourse Liabilities are classified as level 2 within the fair value hierarchy.

The restricted assets and non-recourse liabilities have the following activity (in millions):

	Three Months Ended December 31,
	2023	2022
Interest income on Timber Notes(1)	$12.3	$13.1
Interest expense on Timber Loans(1)	$10.6	$11.7
Cash receipts on Timber Notes(2)	$32.2	$24.9
Cash payments on Timber Loans(2)	$28.6	$23.4

(1)	Presented in Interest expense, net on the accompanying Consolidated Statements of Operations.
(2)	Included as part of operating cash flows on the accompanying Consolidated Statements of Cash Flows.

Note 16. Commitments and Contingencies

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"). Based on information known to us and assumptions, we do not believe that the costs of any ongoing investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including investigation or remediation triggered by the closures or sales of former manufacturing facilities may necessitate, and/or natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

See "Note 19. Commitments and Contingencies" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to environmental matters.

F2-55

Notes to Consolidated Financial Statements (Unaudited) (Continued)

As of December 31, 2023, we had $9.4 million reserved for environmental liabilities on an undiscounted basis, of which $3.3 million is included in Other noncurrent liabilities and $6.1 million is included in Other current liabilities, on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liabilities for these matters was adequately reserved at December 31, 2023.

Climate Change

Climate change presents risks and uncertainties for us. Unpredictable weather patterns or extended periods of severe weather may result in interruptions to our manufacturing operations, as well as supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought, during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions. To the extent that severe weather or other climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing greenhouse gas ("GHG") emissions come into effect. We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate-related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years.

See "Note 19. Commitments and Contingencies" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to climate change.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favor of WestRock effective January 23, 2023.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$723 million ($149 million) as of December 31, 2023, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table in our Fiscal 2023 Form 10-K; see "Note 7. Income Taxes" of the Notes to Consolidated Financial Statements in the Fiscal 2023 Form 10-K for additional information. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

F2-56

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF’s accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. The subsidiary for which we received the updated demand letter was sold in September 2023. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 6. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2023, there were approximately 575 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At December 31, 2023, we had $14.7 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

See "Note 19. Commitments and Contingencies — Indirect Tax Claim" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to our previously recorded estimated recoveries.

F2-57

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business transactions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of December 31, 2023, we had recorded $0.8 million for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 17. Equity and Other Comprehensive Income

Equity

Stock Repurchase Program

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our outstanding Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, representing approximately 10% of our outstanding Common Stock, plus any unutilized shares left from the July 2015 authorization. We have indefinitely suspended the program in light of the proposed Transaction (and related restrictions imposed by the Transaction Agreement). In the three months ended December 31, 2023 and 2022, we had no share repurchases under these programs.

Accumulated Other Comprehensive Loss

The tables below summarize the changes in accumulated other comprehensive loss, net of tax, by component for the three months ended December 31, 2023 and December 31, 2022 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2023	$(4.9)	$(572.0)	$(321.7)	$(898.6)
Other comprehensive (loss) income before reclassifications	(11.6)	—	158.8	147.2
Amounts reclassified from accumulated other comprehensive loss	3.9	6.0	—	9.9
Net current period other comprehensive (loss) income	(7.7)	6.0	158.8	157.1
Balance at December 31, 2023	$(12.6)	$(566.0)	$(162.9)	$(741.5)

(1)	All amounts are net of tax and noncontrolling interests.

F2-58

Notes to Consolidated Financial Statements (Unaudited) (Continued)

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)
Other comprehensive (loss) income before reclassifications	(21.8)	—	117.2	95.4
Amounts reclassified from accumulated other comprehensive loss	9.9	11.1	29.0	50.0
Net current period other comprehensive (loss) income	(11.9)	11.1	146.2	145.4
Balance at December 31, 2022	$(21.0)	$(730.5)	$(557.4)	$(1,308.9)

(1)	All amounts are net of tax and noncontrolling interests.

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 28% to 29% for the three months ended December 31, 2023 and 27% to 28% for the three months ended December 31, 2022. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss for the three months ended December 31, 2023 were primarily due to gains in the Mexican Peso, Brazilian Real, Canadian dollar and British Pound, each against the U.S. dollar. Foreign currency translation adjustments recorded in accumulated other comprehensive loss for the three months ended December 31, 2022 were primarily due to gains in the British Pound, Brazilian Real, Mexican Peso, Polish Zloty, Czech Koruna and Canadian dollar, each against the U.S. dollar.

F2-59

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component (in millions):

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items:(1)
Actuarial losses(2)	$(6.8)	$1.9	$(4.9)	$(13.3)	$3.6	$(9.7)
Prior service costs(2)	(1.5)	0.4	(1.1)	(1.9)	0.5	(1.4)
Subtotal defined benefit plans	(8.3)	2.3	(6.0)	(15.2)	4.1	(11.1)

Foreign currency translation adjustments:(1)
Recognition of previously unrealized net foreign currency loss upon consolidation of equity investment(3)	—	—	—	(29.0)	—	(29.0)

Derivative Instruments:(1)
Natural gas commodity hedge loss(4)	(5.2)	1.3	(3.9	(13.2)	3.3	(9.9)

Total reclassifications for the period	$(13.5)	$3.6	$(9.9)	$(57.4)	$7.4	$(50.0)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.

(2)	Included in the computation of net periodic pension cost. See "Note 5. Retirement Plans" for additional details.

(3)	Amount reflected in Equity in income (loss) of unconsolidated entities in the consolidated statements of operations.

(4)	These accumulated other comprehensive loss components are included in Cost of goods sold.

F2-61

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Note 18. Earnings Per Share

The following table sets forth the computation of basic and diluted (loss) earnings per share (in millions, except per share data):

	Three Months Ended December 31,
	2023	2022
Numerator:
Net (loss) income attributable to common stockholders	$(22.4)	$45.3

Denominator:
Basic weighted average shares outstanding	257.0	254.7
Effect of dilutive stock options and non-participating securities	—	2.0
Diluted weighted average shares outstanding	257.0	256.7

Basic (loss) earnings per share attributable to common stockholders	$(0.09)	$0.18
Diluted (loss) earnings per share attributable to common stockholders	$(0.09)	$0.18

Approximately 2.1 million and 1.0 million shares underlying awards in the three months ended December 31, 2023 and 2022, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

F2-62

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF 30 SEPTEMBER 2023 AND 2022 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED 30 SEPTEMBER 2023

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
(In millions, except per share data)	2023	2022	2021
Net sales	$20,310.0	$21,256.5	$18,746.1
Cost of goods sold	16,725.5	17,237.5	15,320.8
Gross profit	3,584.5	4,019.0	3,425.3
Selling, general and administrative expense excluding intangible amortization	2,014.4	1,932.6	1,759.3
Selling, general and administrative intangible amortization expense	341.5	350.4	357.1
Multiemployer pension withdrawal (income) expense	(12.1)	0.2	(2.9)
Restructuring and other costs, net	859.2	383.0	30.6
Impairment of goodwill and mineral rights	1,893.0	26.0	—
Operating (loss) profit	(1,511.5)	1,326.8	1,281.2
Interest expense, net	(417.9)	(318.8)	(372.3)
Gain (loss) on extinguishment of debt	10.5	(8.5)	(9.7)
Pension and other postretirement non-service (cost) income	(21.8)	157.4	134.9
Other (expense) income, net	(6.1)	(11.0)	10.9
Equity in income of unconsolidated entities	3.4	72.9	40.9
Gain on sale of RTS and Chattanooga	238.8	—	—
(Loss) income before income taxes	(1,704.6)	1,218.8	1,085.9
Income tax benefit (expense)	60.4	(269.6)	(243.4)
Consolidated net (loss) income	(1,644.2)	949.2	842.5
Less: Net income attributable to noncontrolling interests	(4.8)	(4.6)	(4.2)
Net (loss) income attributable to common stockholders	$(1,649.0)	$944.6	$838.3
Basic (loss) earnings per share attributable to common stockholders	$(6.44)	$3.64	$3.16
Diluted (loss) earnings per share attributable to common stockholders	$(6.44)	$3.61	$3.13

F2-63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended September 30,
(In millions)	2023	2022	2021
Consolidated net (loss) income	$(1,644.2)	$949.2	$842.5
Other comprehensive income (loss), net of tax:
Foreign currency:
Foreign currency translation gain (loss)	354.9	(241.5)	124.3
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	29.0	—	—
Reclassification of previously unrealized net foreign currency gain upon sale of RTS	(2.3)	—	—
Derivatives:
Deferred loss on cash flow hedges	(50.2)	(10.3)	(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	54.4	1.4	5.5
Defined benefit pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during period	120.8	(216.3)	165.6
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	40.1	6.4	25.5
Prior service cost arising during period	(1.5)	(0.2)	(4.2)
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	5.7	6.1	4.5
Reclassification of net pension adjustment upon sale of RTS	7.9	—	—
Other comprehensive income (loss), net of tax	558.8	(454.4)	321.1
Comprehensive (loss) income	(1,085.4)	494.8	1,163.6
Less: Comprehensive income attributable to noncontrolling interests	(7.9)	(5.4)	(4.5)
Comprehensive (loss) income attributable to common stockholders	$(1,093.3)	$489.4	$1,159.1

F2-64

CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions)	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$393.4	$260.2
Accounts receivable (net of allowances of $60.2 and $66.3)	2,591.9	2,683.9
Inventories	2,331.5	2,317.1
Other current assets (amount related to SPEs of $862.1 and $0)	1,584.8	689.8
Assets held for sale	91.5	34.4
Total current assets	6,993.1	5,985.4
Property, plant and equipment, net	11,063.2	10,081.4
Goodwill	4,248.7	5,895.2
Intangibles, net	2,576.2	2,920.6
Prepaid pension asset	618.3	440.3
Other noncurrent assets (amount related to SPEs of $382.7 and $1,253.0)	1,944.2	3,082.6
Total assets	$27,443.7	$28,405.5
LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$533.0	$212.2
Accounts payable	2,123.9	2,252.1
Accrued compensation and benefits	524.9	627.9
Other current liabilities (amount related to SPEs of $776.7 and $0)	1,737.6	810.6
Total current liabilities	4,919.4	3,902.8
Long-term debt due after one year	8,050.9	7,575.0
Pension liabilities, net of current portion	191.2	189.4
Postretirement benefit liabilities, net of current portion	99.1	105.4
Deferred income taxes	2,433.2	2,761.9
Other noncurrent liabilities (amount related to SPEs of $330.2 and $1,117.8)	1,652.2	2,445.8
Commitments and contingencies (Note 19)
Redeemable noncontrolling interests	—	5.5
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common stock, $0.01 par value; 600.0 million shares authorized; 256.4 million and 254.4 million shares outstanding at September 30, 2023 and September 30, 2022, respectively	2.6	2.5
Capital in excess of par value	10,698.5	10,639.4
Retained earnings	278.2	2,214.4
Accumulated other comprehensive loss	(898.6)	(1,454.3)
Total stockholders’ equity	10,080.7	11,402.0
Noncontrolling interests	17.0	17.7
Total equity	10,097.7	11,419.7
Total liabilities and equity	$27,443.7	$28,405.5

F2-65

CONSOLIDATED STATEMENTS OF EQUITY

	Year Ended September 30,
(In millions, except per share data)	2023	2022	2021
Number of Shares of Common Stock Outstanding:	254.4	265.0	260.4
Balance at beginning of fiscal year
Issuance of common stock, net of stock received for tax withholdings	2.0	2.0	7.1
Purchases of common stock(1)	—	(12.6)	(2.5)
Balance at end of fiscal year	256.4	254.4	265.0
Common Stock:
Balance at beginning of fiscal year	$2.5	$2.7	$2.6
Issuance of common stock, net of stock received for tax withholdings	0.1	—	0.1
Purchases of common stock(1)	—	(0.2)
Balance at end of fiscal year	2.6	2.5	2.7
Capital in Excess of Par Value:
Balance at beginning of fiscal year	10,639.4	11,058.8	10,916.3
Compensation expense under share-based plans	64.3	93.4	88.5
Issuance of common stock, net of stock received for tax withholdings	(5.6)	11.9	158.8
Purchases of common stock(1)	—	(524.3)	(103.7)
Other	0.4	(0.4)	(1.1)
Balance at end of fiscal year	10,698.5	10,639.4	11,058.8
Retained Earnings:
Balance at beginning of fiscal year	2,214.4	1,607.9	1,031.6
Adoption of accounting standards(2)	—	—	(3.8)
Net (loss) income attributable to common stockholders	(1,649.0)	944.6	838.3
Dividends declared (per share - $1.10, $1.00 and $0.88)(3)	(287.2)	(263.0)	(236.3)
Issuance of common stock, net of stock received for tax withholdings	—	(2.1)	(0.5)
Purchases of common stock(1)	—	(73.0)	(21.4)
Balance at end of fiscal year	278.2	2,214.4	1,607.9
Accumulated Other Comprehensive Loss:
Balance at beginning of fiscal year	(1,454.3)	(999.1)	(1,319.9)
Other comprehensive income (loss), net of tax	555.7	(455.2)	320.8
Balance at end of fiscal year	(898.6)	(1,454.3)	(999.1)
Total Stockholders’ equity	10,080.7	11,402.0	11,670.3
Noncontrolling Interests:(4)
Balance at beginning of fiscal year	17.7	19.7	16.9
Net (loss) income	(0.7)	(1.5)	1.7
Distributions and adjustments to noncontrolling interests	—	(0.5)	1.1
Balance at end of fiscal year	17.0	17.7	19.7
Total Equity	$10,097.7	$11,419.7	$11,690.0

(1)	In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021).

(2)	For fiscal 2021, the amount relates to the adoption of ASU 2016-13, “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”.

(3)	Includes cash dividends and dividend equivalent units declared on certain restricted stock units and restricted stock.

(4)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity in the consolidated balance sheets.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
(In millions)	2023	2022	2021
Operating activities:
Consolidated net (loss) income	$(1,644.2)	$949.2	$842.5
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,535.8	1,488.6	1,460.0
Deferred income tax benefit	(475.2)	(98.2)	(38.3)
Share-based compensation expense	64.2	93.3	88.6
401 (k) match and company contribution in common stock	—	2.5	136.1
Pension and other postretirement funding (more) less than cost (income)	16.5	(135.6)	(111.5)
Cash surrender value increase in excess of premiums paid	(38.2)	(2.0)	(49.4)
Equity in income of unconsolidated entities	(3.4)	(72.9)	(40.9)
Gain on sale of RTS and Chattanooga	(238.8)	—	—
Goodwill impairment
Gain on sale of other businesses	(11.2)	—	(16.5)
Gain on sale of investment	—	—	(16.0)
Impairment of goodwill and mineral rights	1,893.0	26.0	—
Other impairment adjustments	637.1	325.5	34.6
(Gain) loss on disposal of plant, equipment and other, net	(3.2)	(17.5)	3.7
Other	(34.4)	(0.4)	13.8
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	407.1	(161.5)	(428.9)
Inventories	107.8	(310.4)	(200.0)
Other assets	(263.9)	86.6	(372.6)
Accounts payable	(280.3)	79.5	430.3
Income taxes	91.0	16.9	0.7
Accrued liabilities and other	68.2	(249.2)	543.7
Net cash provided by operating activities	1,827.9	2,020.4	2,279.9
Investing activities:
Capital expenditures	(1,142.1)	(862.6)	(815.5)
Cash paid for purchase of businesses, net of cash acquired	(853.5)	(7.0)	—
Proceeds from corporate owned life insurance	42.2	60.8	44.9
Proceeds from sale of RTS and Chattanooga, net	318.2	—	—
Proceeds from sale of other businesses	27.6	—	58.5
Proceeds from currency forward contracts	23.2	—	—
Proceeds from the sale of unconsolidated entities	53.4	—	—
Proceeds from sale of investment	—	—	29.5
Proceeds from sale of property, plant and equipment	26.8	28.2	6.3
Proceeds from property, plant and equipment insurance settlement	—	1.7	3.2
Other	(3.0)	2.9	(2.9)
Net cash used for investing activities	(1,507.2)	(776.0)	(676.0)
Financing activities:
Additions to revolving credit facilities	52.9	382.4	435.0
Repayments of revolving credit facilities	(344.2)	(378.3)	(415.0)
Additions to debt	1,836.4	888.2	259.9
Repayments of debt	(1,720.8)	(1,376.5)	(1,544.3)
Changes in commercial paper, net	283.9	—	—
Other debt (repayments) additions, net	(7.1)	31.5	23.1
Issuances of common stock, net of related tax withholdings
Purchases of common stock	—	(600.0)	(122.4)
Cash dividends paid to stockholders	(281.3)	(259.5)	(233.8)
Other	(13.3)	30.9	17.1
Net cash used for financing activities	(193.5)	(1,281.3)	(1,580.4)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6.0	6.2	16.3
Increase (decrease) in cash, cash equivalents and restricted cash	133.2	(30.7)	39.8
Cash, cash equivalents and restricted cash at beginning of period	260.2	290.9	251.1
Cash, cash equivalents and restricted cash at end of period	$393.4	$260.2	$290.9

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.          Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we", "us", "our", "WestRock" and "the Company" refer to WestRock Company, its wholly-owned subsidiaries and its partially- owned consolidated subsidiaries.

WestRock is a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

On September 29, 2023, we completed the sale of our Seven Hills mill joint venture in Lynchburg, VA and received $11.0 million of cash proceeds, subject to certain customary adjustments, and recorded an aggregate pre-tax net gain on sale of $4.3 million; $7.6 million was recorded in the Equity in income of unconsolidated entities line item in our consolidated statements of operations that was partially offset by a $3.3 million loss on sale of property, plant and equipment that was recorded in cost of goods sold.

On September 8, 2023, we sold our interior partitions converting operations (our ownership interest in RTS Packaging, LLC) and our Chattanooga, TN uncoated recycled paperboard mill to our joint venture partner and received $318.2 million of net cash proceeds, including a preliminary working capital adjustment and other customary adjustments. We recorded a pre-tax gain on sale of $238.8 million which is recorded in "Gain on sale of RTS and Chattanooga" in our consolidated statements of operations, excluding divestiture costs. Divestiture costs are expensed as incurred and recorded within Restructuring and other costs, net. See "Note 5. Restructuring and Other Costs, Net" for additional information.

On June 16, 2023, we sold our ownership interest in an unconsolidated displays joint venture for $43.8 million in cash and recorded a pre-tax gain on sale of $19.3 million recorded in the Equity in income of unconsolidated entities line item in our consolidated statements of operations including a de minimis adjustment in the fourth quarter.

On December 1, 2022, we completed our acquisition of the remaining 67.7% interest in Grupo Gondi for $969.8 million in cash and the assumption of debt. We accounted for this acquisition as a business combination resulting in its consolidation. See "Note 3. Acquisitions" for additional information.

On December 1, 2022, we sold our Eaton, IN, and Aurora, IL uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. We received proceeds of $25 million, a preliminary working capital settlement of $0.9 million and are financing the remaining $25 million. During the third quarter of fiscal 2023, we recorded a de minimis final working capital adjustment. Pursuant to the terms of the sale agreement, we transferred control of these mills to the buyer and recorded a pre-tax gain on sale of $11.2 million in Other (expense) income, net in our consolidated statements of operations.

Transaction Agreement with Smurfit Kappa

On September 12, 2023, we entered into a Transaction Agreement with Smurfit Kappa, Cepheidway Limited (to be renamed Smurfit WestRock plc), ListCo and Merger Sub. The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that (a) pursuant to the Scheme each issued ordinary share of Smurfit Kappa will be exchanged for one ListCo Share, as a result of which Smurfit Kappa will become a wholly owned subsidiary of ListCo, and (b) following the implementation of the Scheme, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of ListCo. As a result of the Merger, each share of our Common Stock, with certain exceptions, will be converted into the right to receive one ListCo Share and $5.00 in cash. All shares owned by the Company, any Company subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. The Transaction Agreement also provides a mechanism for converting outstanding Company equity awards to ListCo awards. The Transaction is expected to close in the second calendar quarter of 2024, conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions. We expect that the ListCo shares will be (i) registered under the Securities Exchange Act of 1934, as amended, and listed on the NYSE and (ii) listed on the FCA and admitted to trading on the main market for listed securities of LSE. Shares of our Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

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The Transaction is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders and stockholders of both companies (75% or more for Smurfit Kappa shareholders and a majority for our stockholders), the registration statement for the offer of ListCo Shares being declared effective by the SEC and the approval of the ListCo Shares for listing on the NYSE.

The Transaction Agreement contains certain termination rights for both parties. Upon termination of the Transaction Agreement under specified circumstances, including if our board changes or withdraws its recommendation to our stockholders or willfully breaches its non-solicitation covenant, we will be required to make a payment to Smurfit Kappa equal to $147 million in cash. If the Transaction Agreement is terminated in connection with the failure to obtain our stockholders' approval, we will be required to make a payment to Smurfit Kappa equal to $57 million in cash. Smurfit Kappa will be required to make payments to us in connection with the termination of the Transaction Agreement under specified circumstances.

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Transaction Agreement.

Basis of Presentation and Principles of Consolidation

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results may differ from these estimates.

The consolidated financial statements include the accounts of WestRock and our partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary.

Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for as equity method investments. Investments without a readily determinable value in which we are not able to exercise significant influence over the investee are accounted for under the measurement alternative (i.e., cost less impairment, adjusted for any qualifying observable price changes). Our investments accounted for under the equity method or the measurement alternative method are not material either individually or in the aggregate. We have eliminated all significant intercompany accounts and transactions. See "Note 8. Segment Information" for additional information on our equity method investments.

Reclassifications and Adjustments

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

Immaterial Presentation Correction

In the third quarter of fiscal 2023, we evaluated our financing facilities, determined that the borrowings and repayments for certain facilities should be presented gross instead of net within financing cash flow activities on our consolidated statements of cash flows, and corrected the presentation of relevant prior period amounts. The correction increased both Additions to debt and Repayments of debt by $385.0 million and increased both Additions to revolving credit facilities and Repayments of revolving credit facilities by $5.0 million in fiscal 2022, resulting in Additions to debt of $888.2 million, Repayments of debt of $1,376.5 million, Additions to revolving credit facilities of $382.4 million and Repayments of revolving credit facilities of $378.3 million, with no change to Net cash used for financing activities. The correction has no effect on the previously reported net cash flows from operating or investing activities. Additionally, the correction did not impact cash flows reported for fiscal 2021. Management does not believe the correction to be material to our current or previously filed financial statements.

Ransomware Incident

As previously disclosed, on January 23, 2021, we detected a ransomware incident impacting certain of our systems. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. These actions included taking preventative measures, such as shutting down certain systems out of an abundance of caution, as well as taking steps to supplement existing security monitoring, scanning and protective measures. In our Form 10-Q for the second quarter of fiscal 2021, we announced that all systems were back in service.

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We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. Our teams worked to maintain our business operations and minimize the impact on our customers and team members. In our Form 10-Q for the second quarter of fiscal 2021, we announced that all systems were back in service. All of our mills and converting locations began producing and shipping paper and packaging at pre-ransomware levels in March 2021 or earlier. Our mill system production was approximately 115,000 tons lower than planned for the quarter ended March 31, 2021 as a result of this incident. While shipments from some of our facilities initially lagged behind production levels, this gap closed as systems were restored during the second quarter of fiscal 2021. In locations where technology issues were identified, we used alternative methods, in many cases manual methods, to process and ship orders. We systematically brought our information systems back online in a controlled, phased approach.

We estimated the pre-tax income impact of the lost sales and operational disruption of this incident on our operations in the second quarter of fiscal 2021 was approximately $50 million, as well as approximately $20 million of ransomware recovery costs, primarily professional fees. In addition, we incurred approximately $9 million of ransomware recovery costs in the third quarter of fiscal 2021. In the fourth quarter of fiscal 2021, we recorded a $15 million credit for preliminary recoveries – approximately $10 million as a reduction of SG&A expense excluding intangible amortization and approximately $5 million as a reduction of Cost of goods sold. In fiscal 2022, we recorded a $57.2 million credit for ransomware insurance recoveries, recording $50.6 million of business interruption recoveries as a reduction of Cost of goods sold and $6.6 million of direct cost recoveries as a reduction of SG&A expense excluding intangible amortization. In fiscal 2023, we recorded a $10.0 million credit for ransomware insurance recoveries as a reduction of Cost of goods sold. We present ransomware recoveries received as Net cash provided by operating activities in our consolidated statements of cash flows. Our recoveries related to the ransomware incident are now complete.

In order to contain and remediate the cybersecurity incident, we engaged a leading cybersecurity defense firm to complete a forensics investigation and performed short- term mitigation actions in the latter half of 2021. Mitigations performed included the execution of a company-wide password reset and the deployment of security tooling across all our servers and workstations. Additionally, to address longer term security objectives, we developed a multi-year security and resiliency roadmap, aimed to strengthen the company's ability to detect, respond, and recover from security incidents. This roadmap included initiatives to bolster our information security posture across the enterprise, and to deploy technology and process improvements to allow for faster and more effective incident response and recovery. More specifically, key areas of focus for the resiliency roadmap included: strengthening security monitoring controls, improving security at our operating locations, automating identity and access management, expanding third-party security, modernizing the network and file and print infrastructure, and updating backup capabilities.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and the differences could be material.

We base our estimates on the current information available, our experiences and various other assumptions believed to be reasonable under the circumstances. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, pricing cycles relating to industry capacity, product mix, and in some cases, actuarial techniques. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

Revenue Recognition

We generally recognize revenue on a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer. Additionally, we manufacture certain customized products that have no alternative use to us (since they are made to specific customer specifications), and we believe that for certain customers we have a legally enforceable right to payment for performance completed to date on these products, including a reasonable profit. For products that meet these two criteria, we recognize revenue "over time". This results in revenue recognition prior to the date of shipment or title transfer for these products and results in the recognition of a contract asset (unbilled receivables) with a corresponding reduction in finished goods inventory on our balance sheet.

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Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Our revenues are primarily derived from fixed consideration. However, we net provisions for discounts, returns, allowances, customer rebates and other adjustments against our gross sales. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers' destinations, as a component of cost of goods sold. When shipping and handling costs are included in the sales price charged for our products, they are recognized in net sales since we treat shipping and handling as fulfilment activities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values. We place our cash and cash equivalents primarily with large credit-worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We derive our accounts receivable from revenue earned from customers located primarily in North America, South America, Europe, Asia and Australia. Given our diverse customer base, we have limited exposure to credit loss from any particular customer or industry segment, and hence we generally do not require collateral. We perform an evaluation of lifetime expected credit losses inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. The average of our receivables collection is within 30 to 60 days. We are a party to accounts receivable monetization agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts. See "Note 13. Fair Value — Accounts Receivable Monetization Agreements" for additional information.

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We charge off receivables when they are determined to be no longer collectible. We recorded credit impairment losses of $5.9 million and $4.6 million in fiscal 2023 and 2022, respectively, and income of $9.4 million in fiscal 2021.

The following table represents a summary of the changes in the reserve for allowance for estimated credit impairment losses, returns and allowances, and cash discounts for fiscal 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Balance at beginning of fiscal year	$66.3	$68.1	$66.3
Reduction in sales and charges to costs and expenses	252.0	261.9	236.5
Deductions	(258.1)	(263.7)	(234.7)
Balance at end of fiscal year	$60.2	$66.3	$68.1

Inventories

We value our U.S. inventories at the lower of cost or market, with cost for the majority of our U.S. inventories determined on the last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out inventory valuation method ("FIFO") basis. These other inventories are primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies and aggregate to approximately 43% and 35% of FIFO cost of all inventory at September 30, 2023 and 2022, respectively. The increase in fiscal 2023 is primarily due to the Mexico Acquisition. See "Note 10. Inventories" for additional information.

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Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. Such methods include standard costs, or average costs computed by dividing the actual cost of goods manufactured by the tons produced and multiplying this amount by the tons of inventory on hand. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items that are considered to be current period charges include, but are not limited to, production levels, freight, handling costs, and wasted materials (spoilage) that are determined to be abnormal. Costs include raw materials and supplies, direct labor, indirect labor related to the manufacturing process, and depreciation and other factory overheads. Our inventoried spare parts are measured at average cost.

Leased Assets

When adopting the provisions of ASC 842, "Leases" we elected the package of three practical expedients permitted within the standard pursuant to which we did not reassess initial direct costs, lease classification or whether our contracts contain or are leases. We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. We record our operating lease right-of-use ("ROU") assets and liabilities at the commencement date of the lease based on the present value of lease payments over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. As the implicit rate is not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease, which is updated on a monthly basis for measurement of new lease liabilities.

We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See "Note 15. Leases" for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-25 years
Transportation equipment	3-8 years

Generally, our machinery and equipment have estimated useful lives between 3 and 25 years; however, select portions of machinery and equipment primarily at our mills have estimated useful lives up to 44 years. Greater than 90% of the cost of our mill assets have useful lives of 25 years or less. Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years.

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Goodwill

In accordance with ASC 350, we review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We determine the fair value of each reporting unit using the present value of expected cash flows ("Income Approach") or, as appropriate, a combination of the Income Approach and the guideline public company method ("Market Approach").

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is "more likely than not" that the fair value of a reporting unit exceeds its carrying amount. We generally do not attempt a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of our reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, EBITDA margins, capital expenditures and discount rates. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. Under the guideline public company method, we estimate the fair value of the reporting unit based on published EBITDA multiples of comparable public companies with similar operations and economic characteristics. The fair values determined by the discounted cash flow and guideline public company methods are weighted to arrive at the concluded fair value of the reporting unit. However, in instances where comparisons to our peers is less meaningful, no weight is placed on the guideline public company method to arrive at the concluded fair value of the reporting unit. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit's carrying amount over its fair value, but not in excess of the total amount of goodwill allocated to the respective reporting unit, as required under ASU 2017-04 "Simplifying the Test for Goodwill Impairment".

In the second quarter of fiscal 2023, due to the sustained decrease in our market capitalization and the further deterioration of macroeconomic conditions, including the impact of soft demand, pricing pressure and elevated inflation, which negatively affected our long-term forecasts in certain segments, we concluded that impairment indicators existed. As a result, we completed an interim quantitative goodwill impairment test in conjunction with our normal quarterly reporting process. Consistent with past practice, the estimated fair value of our reporting units was determined using a combination of Income Approach and the Market Approach. These fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors.

In fiscal 2023, we recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,821.8 million after-tax) associated with our interim goodwill impairment analysis completed in the second quarter. See "Note 8. Segment Information" of the Notes to Consolidated Financial Statements for additional information.

During the fourth quarter of fiscal 2023, we completed our annual goodwill impairment testing. We considered factors such as, but not limited to, our expectations for macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 9.5% to 14.5%. We used perpetual growth rates ranging from 0.0% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values. The fair value of our Consumer Packaging reporting unit exceeded its carrying value by 30%. However, our Corrugated Packaging and Distribution reporting units had fair values that exceeded their respective carrying values by less than 10%. Our Corrugated Packaging reporting unit had a narrow fair value cushion due to the goodwill impairment charge recorded for the reporting unit in the second quarter of fiscal 2023 and the fair value accounting related to the Mexico Acquisition.

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If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points, the fair value of only our Consumer Packaging reporting unit would have continued to exceed its carrying value. In our fiscal 2023 annual goodwill impairment analysis, projected future cash flows for the Corrugated Packaging and Distribution reporting units were discounted at 9.5% and 14.5%, respectively. Based on the discounted cash flow model and holding other valuation assumptions constant, the discount rates for Corrugated Packaging and Distribution reporting units would have to be increased to 9.9% and 15.4%, respectively, in order for the estimated fair value of the reporting units to fall below their carrying values.

At September 30, 2023, the Corrugated Packaging, Consumer Packaging and Distribution reporting units had $2,603.7 million, $1,506.6 million and $138.4 million of goodwill, respectively. Our Global Paper reporting unit had no goodwill. Because the fair values of the Corrugated Packaging and Distribution reporting units are not substantially more than their carrying values, these reporting units have greater risk of future impairments should we experience adverse changes in our assumptions, estimates, or market factors. If the assumptions, estimates, and market factors underlying our fair value determinations change adversely, we may be exposed to additional impairment charges, which could be material. Additionally, there are certain risks inherent to our operations as described in Item 1A. "Risk Factors".

Subsequent to our annual test, we monitored industry economic trends through the end of fiscal 2023 and determined no additional testing for goodwill impairment was warranted. We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years.

Long-Lived Assets

We follow the provisions included in ASC 360, "Property, Plant, and Equipment" in determining whether the carrying value of any of our long-lived assets, including amortizable intangibles other than goodwill, is impaired. The ASC 360 test is a three-step test for assets that are "held and used" as that term is defined by ASC 360. We determine whether indicators of impairment are present. We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques. We record assets classified as "held for sale" at the lower of their carrying value or estimated fair value less anticipated costs to sell. See "Note 5. Restructuring and Other Costs, Net" for additional information on long-lived asset write-offs included in restructuring charges recorded in conjunction with our decision to permanently cease operations at our Tacoma, WA and North Charleston, SC containerboard mills. Our long-lived assets, including intangible assets, remain recoverable.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. Estimated useful lives range from 2 to 40 years and have a weighted average life of approximately 15.9 years.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Cloud Computing Arrangements

We utilize cloud computing arrangements such as hosting arrangements which are service contracts, whereby we gain remote access to use software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Subscription fees are usually prepaid and recorded in operating expense over the related subscription period. Implementation costs for cloud computing arrangements are capitalized within Other current assets or Other noncurrent assets if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. Amortization of capitalized implementation costs is recorded as operating expense on a straight-line basis over the term of the cloud computing arrangement, which is the non-cancellable period of the agreement, together with periods covered by renewal options which we are reasonably certain to exercise. The unamortized implementation costs related to our cloud computing arrangements were $51.7 million, $4.1 million and $1.1 million at September 30, 2023, 2022 and 2021, respectively. The increase in fiscal 2023 was related to our business systems transformation project.

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Restructuring and Other Costs, Net

Our restructuring and other costs, net include primarily items such as restructuring portions of our operations, acquisition costs, integration costs and divestiture costs. We have restructured portions of our operations from time to time, have current restructuring initiatives taking place, and it is likely that we will engage in future restructuring activities.

When we close a facility, if necessary, we recognize a write-down to reduce the carrying value of related property, plant and equipment and lease ROU assets to their fair value and record charges for severance and other employee-related costs. We reduce the carrying value of the assets classified as held for sale to their estimated fair value less cost to sell. Any subsequent change in fair value less cost to sell prior to disposition is recognized as it is identified; however, no gain is recognized in excess of the cumulative loss previously recorded unless the actual selling price exceeds the original carrying value upon its ultimate sale. For facility closures, we also generally expect to record costs for equipment relocation, facility carrying costs and costs to terminate a lease or contract before the end of its term.

Although specific circumstances vary, our strategy has generally been to consolidate our sales and operations into large well-equipped facilities that operate at high utilization rates and take advantage of available capacity created by operational excellence initiatives and/or further optimize our system following mergers and acquisitions or a changing business environment. Therefore, we generally transfer a substantial portion of each closed facility's production to our other facilities. We believe these actions have allowed us to more effectively manage our business.

Identifying and calculating the cost to exit operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities, including severance costs, contractual obligations, and the adjustments of property, plant and equipment and lease ROU assets to their fair value. We believe our estimates are reasonable, considering our knowledge of the industries we operate in, previous experience in exiting activities and valuations we may obtain from independent third parties. Although our estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. See "Note 5. Restructuring and Other Costs, Net" for additional information, including a description of the type of costs incurred.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "Business Combinations", we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgments regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

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Fair Value Measurements

We estimate fair values in accordance with ASC 820 "Fair Value Measurement". ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

●	Level 1 – Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to level 1 inputs.

●	Level 2 – Observable inputs other than quoted prices in active markets.

●	Level 3 – Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to level 3 inputs.

We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in our fair value measurements.

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair values of our long-term debt are estimated using quoted market prices or are based on the discounted value of future cash flows. We disclose the fair value of long-term debt in "Note 14. Debt" and our pension and postretirement assets and liabilities in "Note 6. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including supplemental retirement savings plans ("Supplemental Plans") that are nonqualified deferred compensation plans pursuant to which assets are invested primarily in mutual funds, interest rate derivatives, commodity derivatives or other similar class of assets or liabilities, the fair value of which are not significant. We measure the fair value of our mutual fund investments based on quoted prices in active markets. Additionally, we measure our derivative contracts, if any, based on observable inputs such as interest rates, yield curves, spot and future commodity prices, and spot and future exchange rates.

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, ROU assets related to operating leases, goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 5. Restructuring and Other Costs, Net" for impairments associated with restructuring activities. Given the nature of such assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could result in future impairment charges for goodwill and acquired intangible assets, or retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with business combinations. These adjustments could have a material impact on our financial condition and results of operations. We discuss fair values in more detail in "Note 13. Fair Value".

Derivatives

We are exposed to interest rate risk, commodity price risk and foreign currency exchange risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives. Interest rate swaps may be entered into to manage the interest rate risk associated with a portion of our outstanding debt. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or we may elect not to treat them as accounting hedges. Swaps or forward contracts on certain commodities may be entered into to manage the price risk associated with forecasted purchases or sales of those commodities. In addition, certain commodity financial derivative contracts and physical commodity contracts that are determined to be derivatives may not be designated as accounting hedges because either they do not meet the criteria for treatment as accounting hedges under ASC 815, "Derivatives and Hedging" ("ASC815"), or we elect not to treat them as accounting hedges under ASC 815. Generally, we elect the normal purchase, normal sale scope exception for physical commodity contracts that are determined to be derivatives. We may also enter into forward contracts to manage our exposure to fluctuations in foreign currency rates with respect to transactions denominated in foreign currencies. These also can either be designated for accounting purposes as cash flow hedges or not so designated. Derivative financial instruments are not used for trading or other speculative purposes.

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Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the derivative agreements. Our credit exposure related to these financial instruments is represented by the fair value of contracts reported as assets. We manage our exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We may enter into financial derivative contracts that may contain credit-risk-related contingent features which could result in a counterparty requesting immediate payment or demanding immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

We have at times entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

See "Note 16. Derivatives" for additional information regarding our foreign currency and natural gas commodity derivatives.

Health Insurance

We are self-insured for the majority of our group health insurance costs. However, we seek to limit our health insurance costs by entering into certain stop loss insurance coverage. Due to mergers, acquisitions and other factors, we may have plans that do not include stop loss insurance. We calculate our group health insurance reserve on an undiscounted basis based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves on an undiscounted basis based on estimated actuarially calculated development factors. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our workers' compensation costs.

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Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. In the event we were to determine that we would be able to realize or not realize our deferred income tax assets in the future in their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase the provision for income taxes, respectively.

Certain provisions of ASC 740, "Income Taxes" provide that a tax benefit from an uncertain tax position may be recognized when it is "more likely than not" that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is "more likely than not" to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is "more likely than not" to be realized upon ultimate settlement. We do not record any benefit for the tax positions where we do not meet the "more likely than not" initial recognition threshold. Income tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized. We recognize interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution.

On December 22, 2017, the U.S. enacted comprehensive tax legislation, commonly referred to as the Tax Act. As part of the enacted Tax Act, Global Intangible Low Taxed Income ("GILTI") provisions were introduced that would impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to treat any potential GILTI inclusions as a period cost during the year incurred.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. While we are still evaluating the impact that provisions of the Inflation Reduction Act becoming effective in fiscal 2024 will have on our financial results, we do not believe the impact will be material.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, "Compensation – Retirement Benefits". Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our consolidated balance sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in "Note 6. Retirement Plans", which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

The amount of unrecognized actuarial gains and losses recognized in the current year's operations is based on amortizing the unrecognized gains or losses for each plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as "the corridor". The amount of unrecognized gain or loss that exceeds the corridor is amortized over the average future service of the plan participants or the average life expectancy of inactive plan participants for plans where all or almost all of the plan participants are inactive. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and our future expense.

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Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, "Compensation – Stock Compensation". Pursuant to our incentive stock plans, we can grant options, restricted stock, restricted stock units and stock appreciation rights ("SAR" or "SARs") to employees and non-employee directors. The grants generally vest over a period of up to three years depending on the nature of the award, except for non-employee director grants, which typically vest over a period of up to one year. The majority of our awards are restricted stock units granted to employees and generally contain performance or market conditions that must be met in conjunction with a service requirement for the shares to vest, others contain only a service requirement. We charge compensation expense under the plan to earnings over each award's individual vesting period. Forfeitures are estimated based on historical experience. See "Note 22. Share-Based Compensation" for additional information.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations". A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. We record our asset retirement obligations in Other current liabilities and Other noncurrent liabilities.

Our asset retirement obligations consist primarily of costs related to the closure of manufacturing facilities, and includes captive, non-hazardous solid waste landfills owned and operated by certain of our paper mills. The following table sets forth changes to the asset retirement obligations (in millions):

	2023	2022
Balance at beginning of fiscal year	$96.0	$73.6
Accretion expense	3.5	2.7
Liabilities incurred	30.7	25.1
Payments	(4.2)	(4.0)
Revisions in estimated cash flows	0.8	(1.4)
Foreign currency rate changes	0.2	—
Balance at end of fiscal year	$127.0	$96.0

Liabilities incurred for our asset retirement obligations in fiscal 2023 and fiscal 2022 were primarily related to certain manufacturing facility closures for items such as oil and process chemical removal that were previously determined to have an indeterminate settlement date and adjustment to anticipated landfill obligations. See "Note 5. Restructuring and Other Costs, Net" for additional information on mill closures.

Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. In the event of future closures, redesigns, or renovations of certain production facilities, it is possible that we may be required to take steps to remove certain materials from these facilities including asbestos and chemicals. Currently, any such obligations have an indeterminate settlement date, and we believe that adequate information does not exist to apply an expected- present-value technique to estimate any such potential obligations. Accordingly, we will recognize a liability for such items in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer certain expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the estimated interval until the next major maintenance activity or the life of the deferred item. This maintenance is generally performed every 12 to 24 months and has a significant impact on our results of operations in the period performed primarily due to lost production during the maintenance period. Planned major maintenance costs deferred at September 30, 2023 and 2022 were $140.9 million and $121.8 million, respectively. The assets are recorded as Other noncurrent assets on the consolidated balance sheets.

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Foreign Currency

We translate the assets and liabilities of our foreign operations from their functional currency into U.S. dollars at the rate of exchange in effect as of the balance sheet date. We reflect the resulting translation adjustments in equity. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of operations within Other (expense) income, net. We recorded a gain on foreign currency transactions of $10.8 million in fiscal 2023, while we recorded a loss on foreign currency transactions of $5.0 million and $0.7 million in fiscal 2022 and 2021, respectively.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of a remedial feasibility study and clear indication of remedial options. We adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable. See "Note 19. Commitments and Contingencies — Environmental."

New Accounting Standards — Adopted in Fiscal 2023

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832) – Disclosures by Business Entities about Government Assistance". This ASU aims to increase the transparency of government assistance through the annual disclosure of the types of assistance, an entity's accounting for the assistance and the effect of the assistance on an entity's financial statements. This ASU is effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us), with early adoption permitted. We adopted the provisions of ASU 2021-10 beginning October 1, 2022. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". This ASU requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This ASU aims to reduce diversity in practice and increase comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We early adopted the provisions of ASU 2021-08 beginning October 1, 2022. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs could be adopted after their respective issuance dates through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848", which extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. See "Note 14. Debt" for information regarding the amendments to our credit facilities. We adopted the provisions of this optional guidance beginning October 1, 2022. The adoption of these ASUs did not have a material impact on our consolidated financial statements.

New Accounting Standards — Pending Adoption in Fiscal 2024

In September 2022, the FASB issued ASU 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This ASU requires that all entities that use supplier finance programs in connection with the purchase of goods and services disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), each with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

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In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method". This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements". This ASU requires all lessees to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control at the end of the lease. This update is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), including interim periods therein, with early adoption permitted in any annual or interim period as of the beginning of the related fiscal year. We are evaluating the impact of this ASU.

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". This ASU clarifies that contractual sale restrictions should not be considered in measuring the fair value of equity securities. This ASU is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

Note 2.          Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location.

The following tables summarize our disaggregated revenue by primary geographical markets for fiscal 2023, 2022 and 2021 (in millions):

	Year Ended September 30, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$7,782.4	$2,843.4	$3,946.0	$1,072.7	$(295.6)	$15,348.9
Canada	554.3	516.1	204.9	11.1	(5.4)	1,281.0
Latin America	1,709.5	80.9	129.8	176.9	(15.3)	2,081.8
EMEA	8.7	1,201.2	47.2	—	(1.0)	1,256.1
Asia Pacific	—	300.2	42.0	—	—	342.2
Total	$10,054.9	$4,941.8	$4,369.9	$1,260.7	$(317.3)	$20,310.0

	Year Ended September 30, 2022
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$8,264.7	$2,870.9	$5,344.8	$1,238.3	$(357.2)	$17,361.5
Canada	578.8	510.0	227.7	16.1	(7.5)	1,325.1
Latin America	456.4	194.4	230.7	164.5	(0.4)	1,045.6
EMEA	7.7	1,079.9	63.2	—	(0.3)	1,150.5
Asia Pacific	—	310.0	63.8	—	—	373.8
Total	$9,307.6	$4,965.2	$5,930.2	$1,418.9	$(365.4)	$21,256.5

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	Year Ended September 30, 2021
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$7,518.8	$2,463.7	$4,547.7	$1,105.9	$(318.9)	$15,317.2
Canada	519.3	473.0	205.2	19.7	(6.8)	1,210.4
Latin America	357.3	159.1	100.1	129.2	(0.3)	745.4
EMEA	5.1	1,038.2	62.7	—	—	1,106.0
Asia Pacific	—	299.9	67.3	—	(0.1)	367.1
Total	$8,400.5	$4,433.9	$4,983.0	$1,254.8	$(326.1)	$18,746.1

Revenue Contract Balances

Contract assets are rights to consideration in exchange for goods that we have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are reduced when the control of the goods passes to the customer. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance – October 1, 2022	$244.0	$13.9
Decrease	(2.3)	(0.4)
Ending balance – September 30, 2023	$241.7	$13.5

Performance Obligations and Significant Judgments

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Note 3.          Acquisitions

When we obtain control of a business by acquiring its assets, or some or all of its equity interest, we account for those acquisitions in accordance with ASC 805, "Business Combinations". The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date.

Mexico Acquisition

On December 1, 2022, we completed the Mexico Acquisition. The acquiree is a leading integrated producer of fiber-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition provides us with further geographic and end market diversification as well as positions us to continue to grow in the attractive Latin American market.

See below for a summary of the purchase consideration transferred as defined under ASC 805 (in millions):

Purchase Consideration
Cash consideration transferred for 67.7 % interest	$969.8
Fair value of the previously held interest	403.7
Settlement of preexisting relationships (net receivable from joint venture)	40.2
Purchase consideration transferred	$1,413.7

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In connection with the transaction, in the first quarter of fiscal 2023 we recognized a $46.8 million non-cash, pre-tax loss (or $24.6 million after release of a related deferred tax liability) on our original 32.3% investment. The loss is reflected in the Equity in income of unconsolidated entities line item in our consolidated statements of operations and included the write-off of historical foreign currency translation adjustments previously recorded in Accumulated other comprehensive loss in our consolidated balance sheet, as well as the difference between the fair value of the consideration paid and the carrying value of our prior ownership interest. The fair value of our previously held interest in the joint venture was estimated to be $403.7 million at the acquisition date based on the cash consideration exchanged for acquiring the 67.7% equity interest adjusted for the deemed payment of a control premium. This step-acquisition provided us with 100% control and we met the other requirements under ASC 805 for the transaction to be accounted for using the acquisition method of accounting. We have included the financial results of the acquired operations in our Corrugated Packaging segment. Post-acquisition, sales to the operations acquired in the Mexico Acquisition are eliminated from our Global Paper segment results.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed in the Mexico Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during fiscal 2023 (referred to as "measurement period adjustments") (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments(1)(2)	Amounts Recognized as of Acquisition Date (as Adjusted)
Cash and cash equivalents	$116.3	$—	$116.3
Current assets, excluding cash and cash equivalents	697.0	(71.2)	625.8
Property, plant and equipment	1,380.3	43.0	1,423.3
Goodwill	231.2	6.2	237.4
Other noncurrent assets	101.4	0.6	102.0
Total assets acquired	2,526.2	(21.4)	2,504.8

Current portion of debt (3)	13.2	—	13.2
Current liabilities, excluding debt	384.8	(50.4)	334.4
Long-term debt due after one year (3)	591.4	36.2	627.6
Pension liabilities, net of current portion	35.2	(3.1)	32.1
Deferred income taxes	69.8	(4.1)	65.7
Other noncurrent liabilities	18.1	—	18.1
Total liabilities assumed	1,112.5	(21.4)	1,091.1
Net assets acquired	$1,413.7	$—	$1,413.7

(1)	The measurement period adjustments recorded in fiscal 2023 did not have a significant impact on our consolidated statements of operations for the year ended September 30, 2023.

(2)	The measurement period adjustments were primarily due to refinements to the carrying amounts of certain assets and liabilities. The net impact of the measurement period adjustments resulted in a net increase in goodwill.

(3)	Includes $494.8 million of debt that we assumed and repaid in connection with the closing of the Mexico Acquisition. The remaining balance relates to current and long-term portions of finance leases.

We continue to analyze the estimated values of all assets acquired and liabilities assumed including, among other things, finalizing third-party valuations; therefore, the allocation of the purchase price remains preliminary and subject to revision.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the acquisition (e.g., enhanced reach of the combined organization and other synergies), the assembled work force, and the establishment of deferred tax liabilities for the difference between book and tax basis of the assets and liabilities acquired. The goodwill is not amortizable for income tax purposes.

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Transaction costs related to the Mexico Acquisition are expensed as incurred and recorded within Restructuring and other costs, net. See "Note 5. Restructuring and Other Costs, Net" for additional information.

Note 4.          Held For Sale

Assets held for sale at September 30, 2023 and September 30, 2022 were $91.5 million and $34.4 million, respectively. Assets held for sale for these periods were primarily related to closed facilities we are in the process of divesting.

Note 5.          Restructuring and Other Costs, Net

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs, net of $859.2 million, $383.0 million and $30.6 million for fiscal 2023, 2022 and 2021, respectively. Of these costs,

$604.6 million, $334.1 million and $13.4 million were non-cash for fiscal 2023, 2022 and 2021, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture can vary. We present our restructuring and other costs, net in more detail below.

The following table summarizes our Restructuring and other costs, net for fiscal 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Restructuring	$803.9	$373.5	$27.6
Other	55.3	9.5	3.0
Restructuring and Other costs, net	$859.2	$383.0	$30.6

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete facility closures). A partial facility closure may consist of shutting down a machine and/or a workforce reduction. We have previously incurred reduction in workforce actions, facility closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2023, we announced our plan to permanently cease operating our Tacoma, WA and North Charleston, SC containerboard mills. These mills ceased production in September 2023 and June 2023, respectively. The combination of high operating costs and the need for significant capital investment were the determining factors in the decision to cease operations at these mills. The Tacoma and North Charleston mills' annual production capacity was 510,000 tons and 550,000 tons, respectively, of which approximately three-fifths and two-thirds, respectively, was shipped to external customers of the Global Paper segment.

In fiscal 2022, we recorded various impairments and other charges associated with our decision to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at our St. Paul, MN mill, as reflected in the table below in the Global Paper segment. These operations ceased production in June 2022 and October 2022, respectively. Both operations were expected to require significant capital investment to maintain and improve going forward, and the production of fluff pulp (at Panama City) was not a priority in our strategy to focus on higher value markets. The Panama City, FL mill had produced containerboard, primarily heavyweight kraft and fluff pulp, with a combined annual capacity of 645,000 tons of which approximately two-thirds was shipped to external customers. The corrugated medium manufacturing operations at St. Paul, MN had an annual capacity of 200,000 tons of which approximately two-fifths was shipped to external customers.

By closing these mills and the corrugated medium manufacturing operations at St. Paul, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. Charges recognized are reflected in the table below in the Global Paper segment. We expect to record future restructuring charges, primarily associated with carrying costs. We expect these costs to be partially offset in a future period by proceeds from the sale of these facilities.

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In fiscal 2021, our restructuring charges included an impairment of assets and a gain on lease termination associated with our Richmond, VA regional office (in Corporate). Due to market factors in fiscal 2021, we decided to delay the previously announced shutdown of a bleached paperboard machine at our Evadale, TX mill, and in fiscal 2022, we decided to cancel our plans to shut down the machine and reversed certain employee and other accrued restructuring charges. The machine is capable of swinging between selected grades (e.g., linerboard, bleached paperboard and pulp), and we intend to utilize the machine to produce selected grades based on demand.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment's Adjusted EBITDA, we highlight the segment to which the charges relate. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the last three fiscal years, the cumulative recorded amount since we started the initiatives and our estimates of the total charges we expect to incur (in millions). These estimates are subject to a number of assumptions, and actual results may differ.

	2023	2022	2021	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$9.4	$(17.8)	$1.7	$13.1	$13.1
Severance and other employee costs	10.5	0.5	4.7	20.2	20.4
Other restructuring costs	4.0	2.6	2.9	10.1	27.3
Restructuring total	$23.9	$(14.7)	$9.3	$43.4	$60.8
Consumer Packaging
PP&E and related costs	$4.3	$—	$0.5	$6.5	$6.5
Severance and other employee costs	20.5	6.2	9.7	45.4	46.7
Other restructuring costs	4.1	2.7	3.1	14.3	20.1
Restructuring total	$28.9	$8.9	$13.3	$66.2	$73.3
Global Paper
PP&E and related costs	$583.9	$348.8	$0.2	$956.3	$956.3
Severance and other employee costs	30.5	11.2	—	42.1	43.8
Other restructuring costs	109.0	8.0	0.1	125.2	259.9
Restructuring total	$723.4	$368.0	$0.3	$1,123.6	$1,260.0
Distribution
Severance and other employee costs	$1.6	$—	$—	$1.8	$1.8
Other restructuring costs	10.0	1.0	—	11.0	13.3
Restructuring total	$11.6	$1.0	$—	$12.8	$15.1
Corporate
PP&E and related costs	$0.6	$2.0	$8.8	$11.4	$11.4
Severance and other employee costs	3.2	3.0	0.9	7.2	7.2
Other restructuring costs	12.3	5.3	(5.0)	16.8	22.4
Restructuring total	$16.1	$10.3	$4.7	$35.4	$41.0
Total
PP&E and related costs	$598.2	$333.0	$11.2	$987.3	$987.3
Severance and other employee costs	66.3	20.9	15.3	116.7	119.9
Other restructuring costs	139.4	19.6	1.1	177.4	343.0
Restructuring total	$803.9	$373.5	$27.6	$1,281.4	$1,450.2

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We have defined "PP&E and related costs" as used in this Note 5 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define "Other restructuring costs" as lease or other contract termination costs, facility carrying costs, equipment and inventory relocation costs, and other items, including impaired intangibles attributable to our restructuring actions.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as potential litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents acquisition, integration and divestiture costs that we incurred during the last three fiscal years (in millions):

	2023	2022	2021
Acquisition costs	$26.1	$4.4	$0.5
Integration costs	9.1	0.7	1.7
Divestiture costs	20.1	4.4	0.8
Other total	$55.3	$9.5	$3.0

Acquisition costs for fiscal 2023 in the table above primarily include transaction costs related to the Mexico Acquisition and the Transaction.

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs, net" on our consolidated statements of operations for the last three fiscal years (in millions):

	2023	2022	2021
Accrual at beginning of fiscal year	$25.2	$13.4	$17.2
Additional accruals	70.5	33.4	17.4
Payments	(35.6)	(15.9)	(17.2)
Adjustment to accruals	(4.6)	(5.6)	(2.1)
Foreign currency rate changes and other	—	(0.1)	(1.9)
Accrual at end of fiscal year	$55.5	$25.2	$13.4

Reconciliation of accruals and charges to restructuring and other costs, net (in millions):

	2023	2022	2021
Additional accruals and adjustments to accruals (see table above)	$65.9	$27.8	$15.3
PP&E and related costs	598.2	333.0	11.2
Severance and other employee costs	0.4	0.5	0.3
Acquisition costs	26.1	4.4	0.5
Integration costs	9.1	0.7	1.7
Divestiture costs	20.1	4.4	0.8
Other restructuring costs	139.4	12.2	0.8
Total restructuring and other costs, net	$859.2	$383.0	$30.6

Other restructuring costs for fiscal 2023 in the previous table primarily include $70.3 million of lease or other contract termination costs, $33.3 million of facility carrying costs and $22.5 million of impaired intangibles attributable to our restructuring actions.

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Note 6.          Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. We use a September 30 measurement date for our plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining U.S. salaried and U.S. non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs and have participated in other MEPPs in the past. We also have supplemental executive retirement plans and other non- qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension assets to several investment management firms across a variety of investment styles. Our defined benefit Investment Committee meets at least four times a year with our investment advisors to review each management firm's performance and monitors its compliance with its stated goals, our investment policy and applicable regulatory requirements in the U.S., Canada, and other jurisdictions.

Investment returns vary. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. Our qualified U.S. plans employ a liability matching strategy augmented with Treasury futures to materially hedge against interest rate risk. After consultation with our actuary and investment advisors, we adopted the target allocations in the table below for our pension plans in an effort to produce the desired performance. These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges or modify the allocations.

Our target asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	18%	22%	18%	23%
Fixed income investments	75%	74%	73%	73%
Short-term investments	1%	1%	1%	1%
Other investments	6%	3%	8%	3%
Total	100%	100%	100%	100%

Our asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	15%	22%	18%	21%
Fixed income investments	73%	70%	70%	73%
Short-term investments	3%	3%	4%	2%
Other investments	9%	5%	8%	4%
Total	100%	100%	100%	100%

We manage our retirement plans in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder as well as applicable legislation in Canada and other foreign countries. Our investment policy objectives include maximizing long-term returns at acceptable risk levels, diversifying among asset classes, as applicable, and among investment managers, as well as establishing certain risk parameters within asset classes. We have allocated our investments within the equity and fixed income asset classes to sub-asset classes designed to meet these objectives. In addition, our other investments support multi-strategy objectives.

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In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisors and evaluated criteria based on historical returns by asset class and long-term return expectations by asset class. We expect to contribute approximately $25 million to our U.S. and non-U.S. pension plans in fiscal 2024. However, it is possible that our assumptions or legislation may change, actual market performance may vary or we may decide to contribute a different amount. Therefore, the amount we contribute may vary materially. The expense for MEPPs for collective bargaining employees generally equals the contributions for these plans, excluding estimated accruals for withdrawal liabilities or adjustments to those accruals.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	6.24%	5.85%	5.63%	5.12%
Interest crediting rate	4.01%	N/A	3.08%	N/A
Rate of compensation increase	2.50%	2.87%	2.50%	2.97%

At September 30, 2023, the discount rate for the U.S. pension plans was determined based on the yield on a theoretical portfolio of high-grade corporate bonds, and the discount rate for the non-U.S. plans was determined based on a yield curve developed by our actuary. The theoretical portfolio of high-grade corporate bonds used to select the September 30, 2023 discount rate for the U.S. pension plans includes bonds generally rated Aa- or better with at least $100 million outstanding par value and bonds that are non-callable (unless the bonds possess a "make whole" feature). The theoretical portfolio of bonds has cash flows that generally match our expected benefit payments in future years.

Our assumption regarding the future rate of compensation increases is reviewed periodically and is based on both our internal planning projections and recent history of actual compensation increases.

We typically review our expected long-term rate of return on plan assets periodically through an asset allocation study with either our actuary or investment advisor. In fiscal 2024, our expected rate of return used to determine net periodic benefit cost is 6.75% for our U.S. plans and 5.33% for our non-U.S. plans. Our expected rates of return in fiscal 2024 are based on an analysis of our long-term expected rate of return and our current asset allocation.

In December 2019, the USW ratified a new master agreement that applies to substantially all of our U.S. facilities represented by the USW. The agreement has a four- year term and covers a number of specific items, including wages, medical coverage and certain other benefit programs, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits us to apply its terms to USW employees who work at facilities we acquire during the term of the agreement. Negotiations towards a new master agreement commenced in November 2023, and a tentative agreement has been reached. It remains subject to approval of the requisite union membership.

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The following table shows the changes in benefit obligation, plan assets and funded status for the years ended September 30 (in millions):

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$3,866.5	$935.3	$5,239.1	$1,438.5
Service cost	22.6	6.6	40.8	7.0
Interest cost	208.7	50.3	152.1	36.1
Amendments	2.0	—	0.3	—
Actuarial gain	(240.8)	(59.8)	(1,317.1)	(340.1)
Plan participant contributions	—	1.4	—	1.7
Benefits paid	(270.3)	(73.6)	(246.9)	(77.6)
Curtailments	—	—	—	0.2
Settlements	(0.7)	(0.5)	(1.8)	(2.4)
Business (divestitures) and acquisitions	(40.9)	34.9	—	—
Foreign currency rate changes	—	43.1	—	(128.1)
Benefit obligation at end of fiscal year	$3,547.1	$937.7	$3,866.5	$935.3

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$4,109.9	$929.7	$5,627.0	$1,455.7
Actual gain (loss) on plan assets	173.3	(15.5)	(1,281.4)	(322.1)
Employer contributions	17.2	11.0	13.0	8.2
Plan participant contributions	—	1.4	—	1.7
Benefits paid	(270.3)	(73.6)	(246.9)	(77.6)
Settlements	(0.7)	(0.5)	(1.8)	(2.5)
Business divestitures	(32.3)	—	—	—
Foreign currency rate changes	—	43.5	—	(133.7)
Fair value of plan assets at end of fiscal year	$3,997.1	$896.0	$4,109.9	$929.7
Funded (unfunded) status	$450.0	$(41.7)	$243.4	$(5.6)

Amounts recognized in the Consolidated Balance Sheets:
Prepaid pension asset	$560.9	$57.4	$379.1	$61.2
Other current liabilities	(11.1)	(7.7)	(11.7)	(1.4)
Pension liabilities, net of current portion	(99.8)	(91.4)	(124.0)	(65.4)
Over (under) funded status at end of fiscal year	$450.0	$(41.7)	$243.4	$(5.6)

The actuarial (gain) loss in benefit obligation for the U.S. Plans and Non-U.S. Plans is generally driven by a change in discount rates and to a lesser degree the rate of compensation change in the Non-U.S. Plans.

Certain U.S. plans have benefit obligations in excess of plan assets. These plans, which consist of non-qualified plans, had aggregate projected benefit obligations of $110.8 million, aggregate accumulated benefit obligations of $110.8 million, and no plan assets at September 30, 2023. Our qualified U.S. plan was in a net overfunded position at September 30, 2023. We also have certain non-U.S. plans that have benefit obligations in excess of plan assets. These plans, which consist of non-qualified plans, had aggregate projected benefit obligations of $252.3 million, aggregate accumulated benefit obligations of $236.1 million, and $153.2 million of plan assets at September 30, 2023.

The accumulated benefit obligation of U.S. and non-U.S. pension plans was $4,459.4 million and $4,779.1 million at September 30, 2023 and 2022, respectively.

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic pension cost, including noncontrolling interest, consist of (in millions):

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$632.2	$149.7	$849.8	$155.6
Prior service cost	27.9	1.6	34.6	1.8
Total accumulated other comprehensive loss	$660.1	$151.3	$884.4	$157.4

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The pre-tax amounts recognized in other comprehensive (income) loss, including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2023	2022	2021
Net actuarial (gain) loss arising during period	$(153.3)	$315.3	$(208.0)
Amortization and settlement recognition of net actuarial loss	(58.1)	(8.9)	(34.5)
Prior service cost arising during period	2.0	0.2	5.6
Amortization of prior service cost	(8.2)	(8.9)	(8.4)
Net other comprehensive (income) loss recognized	$(217.6)	$297.7	$(245.3)

The net periodic pension cost (income) recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2023	2022	2021
Service cost	$29.2	$47.8	$51.1
Interest cost	259.0	188.2	187.3
Expected return on plan assets	(305.2)	(368.6)	(368.1)
Amortization of net actuarial loss	57.9	8.8	34.2
Amortization of prior service cost	8.2	8.4	8.4
Curtailment loss	—	0.5	—
Settlement loss	—	0.1	0.4
Company defined benefit plan cost (income)	49.1	(114.8)	(86.7)
Multiemployer and other plans	1.5	1.5	1.6
Net pension cost (income)	$50.6	$(113.3)	$(85.1)

The Multiemployer and other plans line in the table above excludes the estimated withdrawal liabilities recorded. See "Note 6. Retirement Plans — Multiemployer Plans" for additional information.

The consolidated statements of operations line item "Pension and other postretirement non-service (cost) income" is equal to the non-service elements of our "Company defined benefit plan cost (income)" and our "Net postretirement cost" outlined in this note.

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2023		2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.62%	5.12%	2.99%	2.63%	3.01%	2.16%
Interest crediting rate	3.08%	N/A	3.48%	N/A	3.47%	N/A
Rate of compensation increase	2.50%	2.97%	2.50%	2.65%	2.50%	2.68%
Expected long-term rate of return on plan assets	6.50%	5.08%	5.75%	3.81%	6.00%	3.73%

For our U.S. pension and postretirement plans, we considered the mortality tables and improvement scales published by the Society of Actuaries and evaluated our specific mortality experience to establish mortality assumptions. Based on our experience and in consultation with our actuaries, for fiscal 2023, 2022 and 2021 we utilized the base Pri-2012 mortality tables with specific gender and job classification increases applied for fiscal 2023 ranging from 6% to 16%, fiscal 2022 ranging from 7% to 14% and for fiscal 2021 ranging from 6% to 13%.

For our Canadian pension and postretirement plans, we utilized the 2014 Private Sector Canadian Pensioners Mortality Table adjusted to reflect industry and our mortality experience for fiscal 2023, 2022 and 2021. As of September 30, 2023, these adjustment factors were updated to reflect the most recent mortality experience.

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Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Pension Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2024	$273.0	$93.2
Fiscal 2025	$277.2	$72.5
Fiscal 2026	$283.1	$72.4
Fiscal 2027	$286.4	$72.6
Fiscal 2028	$280.3	$72.5
Fiscal Years 2029 – 2033	$1,415.0	$366.8

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2023 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$466.1	$466.1	$—
Non-U.S. equities (1)	235.4	235.4	—
Fixed income securities:
U.S. government securities (2)	170.6	—	170.6
Non-U.S. government securities (3)	48.1	—	48.1
U.S. corporate bonds (3)	2,301.0	194.9	2,106.1
Non-U.S. corporate bonds (3)	503.4	—	503.4
Other fixed income (4)	208.2	—	208.2
Short-term investments (5)	166.8	166.8	—
Benefit plan assets measured in the fair value hierarchy	$4,099.6	$1,063.2	$3,036.4
Assets measured at NAV (6)	793.5
Total benefit plan assets	$4,893.1

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2022 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$150.7	$150.7	$—
Non-U.S. equities (1)	85.9	85.9	—
Fixed income securities:
U.S. government securities (2)	164.3	—	164.3
Non-U.S. government securities (3)	74.5	—	74.5
U.S. corporate bonds (3)	2,173.7	95.4	2,078.3
Non-U.S. corporate bonds (3)	545.0	—	545.0
Other fixed income (4)	223.1	—	223.1
Short-term investments (5)	181.9	181.9	—
Benefit plan assets measured in the fair value hierarchy	$3,599.1	$513.9	$3,085.2
Assets measured at NAV (6)	1,440.5
Total benefit plan assets	$5,039.6

(1)	Equity securities are comprised of the following investment types: (i) common stock, (ii) preferred stock, and (iii) equity exchange traded funds. Level 1 investments in common and preferred stocks and exchange traded funds are valued using quoted market prices multiplied by the number of shares owned.

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(2)	U.S. government securities include treasury and agency debt. These investments are valued using broker quotes in an active market.

(3)	The level 1 non-U.S. government securities investment is an exchange cleared swap valued using quoted market prices. The level 1 U.S. corporate bonds category is primarily comprised of U.S. dollar denominated investment grade securities and valued using quoted market prices. Level 2 investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(4)	Other fixed income is comprised of municipal and asset-backed securities. Investments are valued utilizing a market approach that includes various valuation techniques and sources, such as broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads and/or other applicable reference data.

(5)	Short-term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in interest-bearing accounts.

(6)	Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of September 30, 2023 and 2022 (in millions):

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
September 30, 2022
Hedge funds (1)	$42.7	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	385.5	Various	N/A	206.3
Fixed income and fixed income related instruments (3)	365.3	Monthly	Up to 10 days	—
	$793.5			$206.3
September 30, 2022
Hedge funds (1)	$26.4	Monthly	Up to 30 days	—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,031.9	Various	Up to 60 days	199.7
Fixed income and fixed income related instruments (3)	382.2	Monthly	Up to 10 days	—
	$1,440.5			$199.7

(1)	Hedge fund investments are primarily made through shares of limited partnerships or similar structures. Hedge funds are typically valued monthly by third-party administrators that have been appointed by the funds' general partners.

(2)	Commingled fund investments are valued at the NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques. The redemption frequency is reflected as various and the redemption notice period at September 30, 2023 is not applicable because certain investments do not allow redemptions until the investments are terminated or closed.

(3)	Fixed income and fixed income related instruments consist of commingled debt funds, which are valued at their NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

We maintain holdings in certain private equity partnerships and private real estate investments for which a liquid secondary market does not exist. The private equity partnerships are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparisons technique include earnings before interest, taxes, depreciation and amortization multiples in other comparable third-party transactions, price to earnings ratios, liquidity, current operating results, as well as input from general partners and other pertinent information. Private equity investments have been valued using NAV as a practical expedient.

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Private real estate investments are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparison technique include a combination of third-party appraisals, replacement cost, and comparable market prices. Private real estate investments have been valued using NAV as a practical expedient.

Equity-related investments are hedged equity investments in a commingled fund that consist primarily of equity indexed investments which are hedged by options and also hold collateral in the form of short-term treasury securities. Equity related investments have been valued using NAV as a practical expedient.

Postretirement Plans

The postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Postretirement plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	6.21%	8.14%	5.57%	7.56%

The following table shows the changes in benefit obligation, plan assets and funded status for the fiscal years ended September 30 (in millions):

	Postretirement plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:	$68.5	$48.3	$86.4	$58.3
Benefit obligation at beginning of fiscal year	0.5	0.3	0.6	0.4
Service cost	3.5	3.7	2.6	3.8
Interest cost	(7.2)	(1.0)	(16.3)	(9.8)
Actuarial gain	(5.9)	(2.8)	(4.8)	(2.8)
Benefits paid	(0.1)	—	—	—
Curtailments	—	2.1	—	(1.6)
Foreign currency rate changes	$59.3	$50.6	$68.5	$48.3
Benefit obligation at end of fiscal year

Change in plan assets:	$—	$—	$—	$—
Fair value of plan assets at beginning of fiscal year	5.9	2.8	4.8	2.8
Employer contributions	(5.9)	(2.8)	(4.8)	(2.8)
Benefits paid	$—	$—	$—	$—
Fair value of plan assets at end of fiscal year	$(59.3)	$(50.6)	$(68.5)	$(48.3)
Underfunded Status

Amounts recognized in the Consolidated Balance Sheets:
Other current liabilities	$(7.9)	$(2.9)	$(8.7)	$(2.7)
Postretirement benefit liabilities, net of current portion	(51.4)	(47.7)	(59.8)	(45.6)
Underfunded status at end of fiscal year	$(59.3)	$(50.6)	$(68.5)	$(48.3)

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The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic postretirement cost, including noncontrolling interest, consist of (in millions):

	Postretirement plans
	2023		2022
Net actuarial gain	$(35.7)	$(5.0)	$(32.2)	$(4.8)
Prior service (credit) cost	(1.4)	0.8	(2.3)	1.0
Total accumulated other comprehensive income	$(37.1)	$(4.2)	$(34.5)	$(3.8)

The pre-tax amounts recognized in other comprehensive (income) loss, including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2023	2022	2021
Net actuarial gain arising during period	$(8.3)	$(26.2)	$(14.2)
Amortization and settlement recognition of net actuarial gain	4.6	0.5	0.6
Amortization or curtailment recognition of prior service credit	0.6	0.7	2.4
Net other comprehensive income recognized	$(3.1)	$(25.0)	$(11.2)

The net periodic postretirement cost recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2023	2022	2021
Service cost	$0.8	$1.0	$1.2
Interest cost	7.2	6.4	5.9
Amortization of net actuarial gain	(4.6)	(0.5)	(0.6)
Amortization of prior service credit	(0.6)	(0.7)	(2.4)
Curtailment gain	(0.1)	—	—
Net postretirement cost	$2.7	$6.2	$4.1

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The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation are as follows at September 30, 2023:

U.S. Plans
Health care cost trend rate assumed for next year	4.97%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.00%
Year the rate reaches the ultimate trend rate	2047

Non-U.S. Plans
Health care cost trend rate assumed for next year	5.88%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.88%
Year the rate reaches the ultimate trend rate	2023

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2023		2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.57%	7.56%	2.98%	6.45%	3.00%	4.84%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Postretirement Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2024	$7.9	$2.9
Fiscal 2025	$6.9	$3.1
Fiscal 2026	$6.4	$3.2
Fiscal 2027	$5.9	$3.2
Fiscal 2028	$5.6	$3.3
Fiscal Years 2029 – 2033	$24.2	$18.2

Multiemployer Plans

We participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. The risks of participating in MEPPs are different from the risks of participating in single-employer pension plans. These risks include (i) assets contributed to a MEPP by one employer are used to provide benefits to employees of all participating employers, (ii) if a participating employer withdraws from a MEPP, the unfunded obligations of the MEPP allocable to such withdrawing employer may be borne by the remaining participating employers, and (iii) if we withdraw from a MEPP, we may be required to pay that plan an amount based on our allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability, as well as a share of the MEPP's accumulated funding deficiency.

Contributions to MEPPs are established by the applicable CBAs; however, our required contributions may increase based on the funded status of a MEPP and legal requirements, such as those set forth in the Pension Act, which requires substantially underfunded MEPPs to implement a FIP or a RP to improve their funded status. Contributions to MEPPs are individually and in the aggregate not material.

In the normal course of business, we evaluate our potential exposure to MEPPs, including with respect to potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from certain MEPPs, including PIUMPF, and recorded estimated withdrawal liabilities for each. The PIUMPF estimated withdrawal liability assumed both a payment for withdrawal liability and for our proportionate share of PIUMPF's accumulated funding deficiency. The estimated withdrawal liability excludes the potential impact of a future mass withdrawal of other employers from PIUMPF, which was not considered probable or reasonably estimable and was discounted at a credit adjusted risk-free rate.

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In September 2019, we received a demand from PIUMPF asserting that we owe $170.3 million on an undiscounted basis (approximately $0.7 million per month for the next 20 years) with respect to our withdrawal liability. The initial demand did not address any assertion of liability for PIUMPF's accumulated funding deficiency. We began making monthly payments for the withdrawal liability in fiscal 2020. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. We dispute the PIUMPF accumulated funding deficiency demands. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. We assessed our liability following receipt of the demand letters, the impact of which was not significant. The subsidiary for which we received the updated demand letter was sold in September 2023. We also have liabilities associated with other MEPPs from which we, or legacy companies, have withdrawn in the past.

In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter.

At September 30, 2023 and September 30, 2022, we had recorded withdrawal liabilities of $203.2 million and $214.7 million, respectively including liabilities associated with PIUMPF's accumulated funding deficiency demands.

The liability reduction in fiscal 2023 was primarily the result of non-PIUMPF arbitrations, the impact of which is reflected in Multiemployer pension withdrawal (income) expense on our consolidated statements of operations.

With respect to certain other MEPPs, in the event we withdraw from one or more of the MEPPs in the future, it is reasonably possible that we may incur withdrawal liabilities in connection with such withdrawals. Our estimate of any such withdrawal liabilities, both individually and in the aggregate, are not material for the remaining plans in which we participate.

Approximately 54% of our hourly employees in the U.S. and Canada are covered by CBAs, of which approximately 25% of those employees covered under CBAs are operating under local agreements that expire within one year and approximately 11% of those employees are governed under expired local contracts.

Defined Contribution Plans

We have 401(k) and other defined contribution plans that cover certain of our U.S., Canadian and other non-U.S. salaried union and nonunion hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, CBAs, and other non-U.S. defined contribution programs, we have plans with varied terms. At September 30, 2023, our contributions may be up to 7.5% for U.S. salaried and non-union hourly employees, consisting of a match of up to 5% and an automatic employer contribution of 2.5%. Certain other employees who receive accruals under a defined benefit pension plan, as well as certain employees covered by CBAs and non-U.S. defined contribution programs generally receive up to a 3.0% to 4.0% contribution to their 401(k) plan or defined contribution plan. During fiscal 2023, 2022 and 2021, we recorded expense of $163.7 million, $169.5 million and $164.7 million, respectively, related to employer contributions to the 401(k) plans and other defined contribution plans, including the automatic employer contribution. We funded our matching contributions to the WestRock Company 401(k) Retirement Savings Plan in Common Stock effective July 1, 2020 and ending September 30, 2021 (final period funded in October 2021).

Supplemental Retirement Plans

We have Supplemental Plans that are nonqualified deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans are our unsecured obligations and rank equally with our other unsecured and unsubordinated indebtedness outstanding. Participants' accounts are credited with investment gains and losses under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. At September 30, 2023, the Supplemental Plans had assets totaling $152.4 million that are recorded at market value, and liabilities of $146.4 million. The investment alternatives available under the Supplemental Plans are generally similar to investment alternatives available under 401(k) plans. The amount of expense we recorded for the current fiscal year and the preceding two fiscal years was not significant.

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Note 7.          Income Taxes

The components of (loss) income before income taxes are as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
United States	$(1,586.3)	$860.4	$822.4
Foreign	(118.3)	358.4	263.5
(Loss) income before income taxes	$(1,704.6)	$1,218.8	$1,085.9

Income tax (benefit) expense consists of the following components (in millions):

	Year Ended September 30,
	2023	2022	2021
Current income taxes:
Federal	$250.6	$205.2	$171.2
State	49.1	44.9	27.2
Foreign	115.1	116.1	78.4
Total current expense	414.8	366.2	276.8
Deferred income taxes:
Federal	(364.8)	(67.3)	(39.0)
State	(57.5)	(16.2)	(10.2)
Foreign	(52.9)	(13.1)	15.8
Total deferred benefit	(475.2)	(96.6)	(33.4)
Total income tax (benefit) expense	$(60.4)	$269.6	$243.4

During fiscal 2023, 2022 and 2021, cash paid for income taxes, net of refunds, was $321.6 million, $335.2 million and $271.9 million, respectively.

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,
	2023 (1)	2022	2021
Statutory federal tax rate	21.0%	21.0%	21.0%
Foreign rate differential	1.0	2.1	0.9
Adjustment and resolution of federal, state and foreign tax
uncertainties	0.2	(0.4)	0.1
State taxes, net of federal benefit	0.9	1.6	2.0
Excess tax benefit related to stock compensation	(0.2)	0.1	0.2
Research and development and other tax credits, net of
reserves	0.5	(1.2)	(0.5)
Income (loss) attributable to noncontrolling interest	0.1	(0.1)	0.1
Change in valuation allowance	(0.9)	0.7	2.8
Goodwill impairment	(20.2)	—	—
Nontaxable increased cash surrender value	0.5	—	(1.1)
Withholding taxes	(0.1)	0.5	0.2
Foreign derived intangible income	0.7	(1.0)	(1.2)
Deferred rate change	0.2	(0.6)	(1.0)
Brazilian net worth deduction	—	(1.1)	(0.7)
Other, net	(0.2)	0.5	(0.4)
Effective tax rate	3.5%	22.1%	22.4%

(1)	Certain signs within the table in fiscal 2023 are the opposite compared to fiscal 2022 and 2021 as a result of applying each line's total income tax benefit or expense to the loss before income taxes.

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The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist of the following (in millions):

	September 30,
	2023	2022
Deferred income tax assets:
Accruals and allowances	$14.9	$—
Employee related accruals and allowances	109.2	107.6
State net operating loss carryforwards, net of federal benefit	36.6	43.6
State credit carryforwards, net of federal benefit	89.3	89.7
Federal and foreign net operating loss carryforwards	186.5	165.8
Restricted stock and options	23.4	26.7
Lease liabilities	177.3	177.4
Capitalized research and experimental costs	79.8	—
Other	69.6	44.6
Total	786.6	655.4
Deferred income tax liabilities:
Accruals and allowances	—	9.0
Property, plant and equipment	1,532.4	1,669.5
Deductible intangibles and goodwill	596.5	724.1
Inventory reserves	231.9	261.4
Deferred gain	272.5	272.8
Basis difference in joint ventures	4.5	35.9
Pension	48.8	2.7
Right-of-use assets	161.0	166.1
Total	2,847.6	3,141.5
Valuation allowances	271.9	248.8
Net deferred income tax liability	$2,332.9	$2,734.9

Deferred taxes are recorded as follows in the consolidated balance sheets (in millions):

	September 30,
	2023	2022
Long-term deferred tax asset (1)	$100.3	$27.0
Long-term deferred tax liability	2,433.2	2,761.9
Net deferred income tax liability	2,332.9	2,734.9

(1)	The long-term deferred tax asset is presented in Other noncurrent assets on the consolidated balance sheets.

At September 30, 2023 and 2022, we had gross U.S. federal net operating losses of approximately $1.8 million and $1.2 million, respectively. These loss carryforwards expire in fiscal 2031.

At September 30, 2023 and 2022, we had gross state and local net operating losses, of approximately $861 million and $969 million, respectively. These loss carryforwards generally expire between fiscal 2024 and 2042. The tax effected values of these net operating losses are $36.6 million and $43.6 million at September 30, 2023 and 2022, respectively, exclusive of valuation allowances of $17.8 million and $17.7 million at September 30, 2023 and 2022, respectively.

At September 30, 2023 and 2022, gross net operating losses for foreign reporting purposes of approximately $760.6 million and $667.2 million, respectively, were available for carryforward. A majority of these loss carryforwards generally expire between fiscal 2024 and 2042, while a portion have an indefinite carryforward. The tax effected values of these net operating losses are $189.8 million and $165.5 million at September 30, 2023 and 2022, respectively, exclusive of valuation allowances of $156.6 million and $143.8 million at September 30, 2023 and 2022, respectively.

At September 30, 2023 and 2022, we had state tax credit carryforwards of $89.3 million and $89.7 million, respectively. These state tax credit carryforwards generally expire within 5 to 10 years; however, certain state credits can be carried forward indefinitely. Valuation allowances of $81.0 million and $81.1 million at September 30, 2023 and 2022, respectively, have been provided on these assets. These valuation allowances have been recorded due to uncertainty regarding our ability to generate sufficient taxable income in the appropriate taxing jurisdiction.

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The following table represents a summary of the valuation allowances against deferred tax assets for fiscal 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Balance at beginning of fiscal year	$248.8	$277.5	$257.5
Increases	29.0	12.3	22.2
Reductions	(5.9)	(41.0)	(2.2)
Balance at end of fiscal year	$271.9	$248.8	$277.5

Consistent with prior years, we consider a portion of our earnings from certain foreign subsidiaries as subject to repatriation and we provide for taxes accordingly. However, we consider the unremitted earnings and all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any taxes that would be due.

As of September 30, 2023, we estimate our outside basis difference in foreign subsidiaries that are considered indefinitely reinvested to be approximately $1.3 billion. The components of the outside basis difference are comprised of acquisition accounting adjustments, undistributed earnings, and equity components. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of September 30, 2023, the determination of the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis differences is not practicable.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	2023	2022	2021
Balance at beginning of fiscal year	$195.5	$199.5	$206.7
Additions for tax positions taken in current year	4.5	1.8	2.7
Additions for tax positions taken in prior fiscal years	14.2	27.6	10.8
Reclassification to unrecognized tax benefit (1)	221.9	—	—
Reductions for tax positions taken in prior fiscal years	(1.3)	—	—
Reductions due to settlement	(2.5)	(0.8)	—
Additions (reductions) for currency translation adjustments	2.4	(1.1)	1.5
Reductions as a result of a lapse of the applicable statute of limitations	(29.6)	(31.5)	(22.2)
Balance at end of fiscal year	$405.1	$195.5	$199.5

(1)	During the fourth quarter of fiscal 2023, we undertook certain internal transactions to bring the legal entity that acquired Grupo Gondi into the affiliated group of companies electing to file a U.S. consolidated federal income tax return. As a result of those transactions and in accordance with the requirements of ASC 740, we recorded an addition for gross unrecognized tax benefits of $221.9 million related to the deferred gain on Timber Notes (as hereinafter defined). See "Note 17. Special Purpose Entities" for additional information.

As of September 30, 2023 and 2022, the total amount of unrecognized tax benefits was approximately $405.1 million and $195.5 million, respectively, exclusive of interest and penalties. Of these balances, as of September 30, 2023 and 2022, if we were to prevail on all unrecognized tax benefits recorded, approximately $400.6 million and $188.1 million, respectively, would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution. See "Note 19. Commitments and Contingencies — Brazil Tax Liability" for additional information.

As of September 30, 2023 and 2022, we had liabilities of $100.2 million and $85.0 million, respectively, related to estimated interest and penalties for unrecognized tax benefits. Our results of operations for fiscal 2023, 2022 and 2021 include expense of $8.0 million, $3.8 million and $4.4 million, respectively, net of indirect benefits, related to estimated interest and penalties with respect to the liability for unrecognized tax benefits. As of September 30, 2023, it is reasonably possible that our unrecognized tax benefits will decrease by up to $0.5 million in the next 12 months due to expiration of various statutes of limitations and settlement of issues.

F2-99

We file federal, state and local income tax returns in the U.S. and various foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to fiscal 2018 and state and local income tax examinations by tax authorities for years prior to fiscal 2012. We are no longer subject to non-U.S. income tax examinations by tax authorities for years prior to fiscal 2009, except for Brazil for which we are not subject to tax examinations for years prior to 2006. While we believe our tax positions are appropriate, they are subject to audit or other modifications, and any modifications could materially and adversely affect our results of operations, financial condition or cash flows.

Note 8.          Segment Information

We report our financial results of operations in the following four reportable segments:

●	Corrugated Packaging, which substantially consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition;

●	Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products;

●	Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

●	Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

We have included the operations acquired in the Mexico Acquisition in our Corrugated Packaging segment, which is consistent with our internal operational structure and how our CODM allocates resources and assesses financial performance. See "Note 3. Acquisitions" for additional information. As part of this assessment, we also moved certain existing consumer converting operations in Latin America into our Corrugated Packaging segment in line with how we are managing the business effective January 1, 2023. We did not recast prior year results related to these operations as they were not material.

Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, "Segment Reporting" because it is used by our CODM to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. Management believes excluding these items is useful in the evaluation of operating performance from period to period because these items are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments.

Some of our operations are in locations such as Canada, Latin America, EMEA and Asia Pacific. The table below reflects financial data of our foreign operations for each of the past three fiscal years, some of which were transacted in U.S. dollars (in millions):

	Years Ended September 30,
	2023	2022	2021
Net sales (unaffiliated customers):
U.S.	$15,348.9	$17,361.5	$15,317.2
Canada	1,281.0	1,325.1	1,210.4
Latin America	2,081.8	1,045.6	745.4
EMEA	1,256.1	1,150.5	1,106.0
Asia Pacific	342.2	373.8	367.1
Total	$20,310.0	$21,256.5	$18,746.1

F2-100

	Years Ended September 30,
	2023	2022	2021
Long-lived assets:
U.S.	$8,598.6	$9,278.2	$9,654.6
Canada	389.7	391.4	413.0
Latin America (1)	2,283.6	719.0	725.8
EMEA	376.7	320.4	364.9
Asia Pacific	63.1	72.0	87.8
Total	$11,711.7	$10,781.0	$11,246.1

(1)	Includes operations in Mexico that are approximately 13.4% of total long-lived assets in fiscal 2023 following the Mexico Acquisition.

The accounting policies of the reportable segments are the same as those described in "Note 1. Description of Business and Summary of Significant Accounting Policies". We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income of unconsolidated entities in Adjusted EBITDA, as well as the related investments in segment identifiable assets. These amounts are included in the segment tables that follow.

The following tables show selected financial data for our segments (in millions):

	Years Ended September 30,
	2023	2022	2021
Net sales (aggregate):
Corrugated Packaging	$10,054.9	$9,307.6	$8,400.5
Consumer Packaging	4,941.8	4,965.2	4,433.9
Global Paper	4,369.9	5,930.2	4,983.0
Distribution	1,260.7	1,418.9	1,254.8
Total	$20,627.3	$21,621.9	$19,072.2
Less net sales (intersegment):
Corrugated Packaging	$280.3	$328.0	$305.3
Consumer Packaging	30.7	27.8	20.3
Distribution	6.3	9.6	0.5
Total	$317.3	$365.4	$326.1
Net sales (unaffiliated customers):
Corrugated Packaging	$9,774.6	$8,979.6	$8,095.2
Consumer Packaging	4,911.1	4,937.4	4,413.6
Global Paper	4,369.9	5,930.2	4,983.0
Distribution	1,254.4	1,409.3	1,254.3
Total	$20,310.0	$21,256.5	$18,746.1
Adjusted EBITDA:
Corrugated Packaging	$1,600.4	$1,386.7	$1,394.0
Consumer Packaging	835.7	829.2	720.8
Global Paper	655.0	1,246.4	883.7
Distribution	37.0	79.7	68.8
Total	3,128.1	3,542.0	3,067.3
Depreciation, depletion and amortization	(1,535.8)	(1,488.6)	(1,460.0)
Multiemployer pension withdrawal income (expense)	12.1	(0.2)	2.9
Restructuring and other costs, net	(859.2)	(383.0)	(30.6)
Impairment of goodwill and other assets	(1,893.0)	(26.0)	—
Non-allocated expenses	(149.5)	(82.6)	(68.1)
Interest expense, net	(417.9)	(318.8)	(372.3)
Gain (loss) on extinguishment of debt	10.5	(8.5)	(9.7)
Other (expense) income, net	(6.1)	(11.0)	10.9
Gain on sale of RTS and Chattanooga	238.8	—	—
Other adjustments	(232.6)	(4.5)	(54.5)
(Loss) income before income taxes	$(1,704.6)	$1,218.8	$1,085.9

F2-101

See "Note 5. Restructuring and Other Costs, Net" for additional information on how the Restructuring and other costs, net relate to our reportable segments. See below for information on the goodwill impairment recorded in fiscal 2023. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business" for additional information regarding the Gain on Sale of RTS and Chattanooga. See below for additional information on Other adjustments in fiscal 2023 and 2021.

	Years Ended September 30,
	2023	2022	2021
Depreciation, depletion and amortization:
Corrugated Packaging	$813.3	$683.0	$674.5
Consumer Packaging	339.1	349.5	352.2
Global Paper	350.7	425.1	405.9
Distribution	28.0	27.3	23.6
Corporate	4.7	3.7	3.8
Total	$1,535.8	$1,488.6	$1,460.0

Other adjustments:
Corrugated Packaging	$39.5	$(4.8)	$13.3
Consumer Packaging	60.4	7.7	11.7
Global Paper	52.8	(0.6)	3.3
Distribution	0.2	—	0.6
Corporate	79.7	2.2	25.6
Total	$232.6	$4.5	$54.5

Equity in income of unconsolidated entities:
Corrugated Packaging	$(4.9)	$70.3	$36.7
Consumer Packaging	—	3.4	4.0
Global Paper	8.3	(0.8)	0.2
Total	$3.4	$72.9	$40.9

The decrease in Equity in income of unconsolidated entities in fiscal 2023 was primarily related to a $46.8 million non-cash, pre-tax loss associated with the Mexico Acquisition that was partially offset by a $19.3 million gain on sale of our displays joint venture and a $7.6 million gain on sale of our Seven Hills mill joint venture. Additionally, the change year-over-year was impacted by no longer recording equity income after those transactions as well as stronger performance by the displays joint venture in the prior year period. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business" for additional information.

Other adjustments in the table above for the year ended September 30, 2023 consist primarily of:

●	work stoppage costs of $80.4 million primarily at our Mahrt mill; $58.5 million in our Consumer Packaging segment, $19.3 million in our Global Paper segment and $2.6 million of other costs in our Corrugated Packaging segment,

●	business systems transformation costs in Corporate of $79.1 million,

●	a $46.8 million non-cash, pre-tax loss in the Corrugated Packaging segment related to the Mexico Acquisition as discussed in "Note 3. Acquisitions," partially offset by a $19.3 million gain on the sale our former displays joint venture in our Corrugated Packaging segment and a $4.3 million gain on the sale of our Seven Hills mill joint venture in Lynchburg, VA in our Global Paper segment,

F2-102

●	losses at facilities in the process of being closed of $40.6 million (excluding depreciation and amortization), primarily $32.6 million in our Global Paper segment and $5.3 million in our Corrugated Packaging segment, and

●	acquisition accounting inventory-related adjustments of $7.6 million and $5.5 million in the Corrugated Packaging and Global Paper segments, respectively.

Other adjustments in the table above for the year ended September 30, 2021 consist primarily of:

●	COVID employee payments of $22.0 million, primarily $10.1 million in Corrugated Packaging and $8.7 million in Consumer Packaging,

●	ransomware direct costs, net of insurance of $18.9 million, primarily $13.0 million in Corporate, and

●	accelerated compensation for our former CEO of $11.7 million in Corporate.

We allocate the assets and capital expenditures of our mill system across our reportable segments because the benefits of vertical integration are reflected in the reportable segment that ultimately sells the associated paper and packaging products to external customers. The following tables reflect such allocation (in millions):

	Years Ended September 30,
	2023	2022	2021
Assets:
Corrugated Packaging	$12,514.8	$11,382.5	$11,557.6
Consumer Packaging	6,393.4	6,704.5	6,757.3
Global Paper	5,019.3	7,039.2	7,527.6
Distribution	797.8	863.0	800.1
Assets held for sale	91.5	34.4	10.9
Corporate	2,626.9	2,381.9	2,600.8
Total	$27,443.7	$28,405.5	$29,254.3

Intangibles, net:
Corrugated Packaging	$544.4	$648.4	$765.9
Consumer Packaging	1,381.1	1,523.5	1,719.2
Global Paper	534.5	612.6	677.7
Distribution	116.2	136.1	156.0
Total	$2,576.2	$2,920.6	$3,318.8

Capital expenditures:
Corrugated Packaging	$470.7	$370.4	$331.4
Consumer Packaging	293.7	202.1	192.7
Global Paper	282.4	238.6	259.4
Distribution	9.4	6.1	1.3
Corporate	85.9	45.4	30.7
Total	$1,142.1	$862.6	$815.5

Equity method investments:
Corrugated Packaging	$44.5	$479.3	$434.4
Consumer Packaging	0.7	0.5	17.7
Global Paper	—	0.5	0.8
Corporate	0.1	0.1	0.4
Total	$45.3	$480.4	$453.3

The decrease in equity method investments compared to September 30, 2022, was due to the Mexico Acquisition, the sale of an unconsolidated displays joint venture and the sale of our Seven Hills mill joint venture. See "Note 3. Acquisitions" and "Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business" for additional information. Equity method investments are included in the consolidated balance sheets in Other noncurrent assets. The prior investment in Grupo Gondi, in the Corrugated Packaging segment, exceeded our proportionate share of the underlying equity in net assets by approximately $101.8 million in fiscal 2022.

F2-103

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2023, 2022 and 2021 are as follows (in millions):

	Legacy Reportable Segments		New Reportable Segments
	Corrugated Packaging	Consumer Packaging	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Total
Balance as of Sep. 30, 2020
Goodwill	$3,673.6	$3,664.6	$—	$—	$—	$—	$7,338.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	$3,673.5	$2,288.7	$—	$—	$—	$—	$5,962.2
Goodwill disposed of	(16.4)	—	—	—	—	—	(16.4)
Translation adjustments	6.2	7.2	—	—	—	—	13.4
Balance as of Sep. 30, 2021
Goodwill	3,663.4	3,671.8	—	—	—	—	7,335.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	3,663.3	2,295.9	—	—	—	—	5,959.2
Segment recasting(1)	(3,663.3)	(2,295.9)	2,834.8	1,603.3	1,382.0	139.1	—
Goodwill acquired	—	—	3.2	—	—	—	3.2
Translation adjustments	—	—	(35.2)	(14.9)	(15.5)	(1.6)	(67.2)
Balance as of Sep. 30, 2022
Goodwill	—	—	2,802.8	1,588.4	1,366.5	137.5	5,895.2
Accumulated impairment losses	—	—	—	—	—	—	—
	—	—	2,802.8	1,588.4	1,366.5	137.5	5,895.2
Goodwill impairment	—	—	(514.3)	—	(1,378.7)	—	(1,893.0)
Goodwill acquired	—	—	237.4	—	—	—	237.4
Divestitures	—	—	—	(43.0)	(4.1)	—	(47.1)
Translation and other adjustments	—	—	77.8	(38.8)	16.3	0.9	56.2
Balance as of Sep. 30, 2023
Goodwill	$—	$—	$3,118.0	$1,506.6	$1,378.7	$138.4	$6,141.7
Accumulated impairment losses	—	—	(514.3)	—	(1,378.7)	—	(1,893.0)
	$—	$—	$2,603.7	$1,506.6	$—	$138.4	$4,248.7

(1) Represents the reallocation of goodwill as a result of our October 1, 2021 segment change.

Interim Goodwill Impairment Analysis

We review the carrying value of our goodwill annually as of the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. In the second quarter of fiscal 2023, due to the sustained decrease in our market capitalization and the further deterioration of macroeconomic conditions, including the impact of soft demand, pricing pressure and elevated inflation, which negatively affected our long-term forecasts in certain segments, we concluded that impairment indicators existed. As a result, we completed an interim quantitative goodwill impairment test in conjunction with our normal quarterly reporting process. Consistent with past practice, the estimated fair value of our reporting units was determined using a combination of the Income Approach and Market Approach. These fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors.

In fiscal 2023, we recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,821.8 million after-tax) associated with our interim goodwill impairment analysis completed in the second quarter; $1,378.7 million in the Global Paper reportable segment and $514.3 million in the Corrugated Packaging reportable segment. Goodwill associated with the Global Paper reporting unit was written off in its entirety as of March 31, 2023.

F2-104

Annual Goodwill Impairment Analysis

During the fourth quarter of fiscal 2023, we completed our annual goodwill impairment testing. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill" for a discussion of our fiscal 2023 annual impairment test.

Note 9.          Interest

The components of interest expense, net is as follows (in millions):

	Years Ended September 30,
	2023	2022	2021
Interest expense	$(535.1)	$(375.6)	$(418.9)
Interest income	117.2	56.8	46.6
Interest expense, net	$(417.9)	$(318.8)	$(372.3)

Cash paid for interest, net of amounts capitalized, of $452.2 million, $363.9 million and $384.7 million were made during fiscal 2023, 2022 and 2021, respectively.

During fiscal 2023, 2022 and 2021, we capitalized interest of $27.2 million, $11.1 million and $14.0 million, respectively.

Note 10. Inventories

Inventories are as follows (in millions):

	September 30,
	2023	2022
Finished goods and work in process	$1,044.9	$1,102.4
Raw materials	1,049.8	1,135.9
Supplies and spare parts	578.2	529.6
Inventories at FIFO cost	2,672.9	2,767.9
LIFO reserve	(341.4)	(450.8)
Net inventories	$2,331.5	$2,317.1

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2023, 2022 and 2021, we reduced inventory quantities in some of our LIFO pools. These reductions result in liquidations of LIFO inventory quantities generally carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. Alternatively, higher costs prevailing in prior years increase costs of goods sold. The impact of the liquidations in fiscal 2023, 2022 and 2021 was not significant.

In fiscal 2023, we experienced lower inventory costs primarily due to deflation in the last half of the year, the effect of which decreased cost of goods sold and our LIFO reserve by $104.4 million.

F2-105

Note 11. Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	September 30,
	2023	2022
Property, plant and equipment at cost:
Land and buildings	$2,994.7	$2,584.8
Machinery and equipment	17,682.4	15,906.1
Forestlands	105.2	94.5
Transportation equipment	27.3	24.2
Leasehold improvements	98.8	97.0
Construction in progress	967.8	755.6
	21,876.2	19,462.2
Less: accumulated depreciation, depletion and amortization	(10,813.0)	(9,380.8)
Property, plant and equipment, net	$11,063.2	$10,081.4

Depreciation expense for fiscal 2023, 2022 and 2021 was $1,163.4 million, $1,108.1 million and $1,069.7 million, respectively. Accrued additions to property, plant and equipment at September 30, 2023, 2022 and 2021 were $165.2 million, $223.2 million and $108.5 million, respectively.

F2-106

Note 12. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows and reflect the removal of fully amortized intangible assets in the period fully amortized (in millions, except weighted avg. life):

		September 30,
		2023		2022
	Weighted Avg. Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15.7	$4,885.2	$(2,362.0)	$4,888.5	$(2,038.1)
Trademarks and tradenames	24.7	81.2	(41.0)	80.7	(26.2)
Technology and patents	12.1	25.1	(15.5)	24.4	(12.9)
License costs	15.8	0.3	(0.1)	0.3	(0.1)
Non-compete agreements	—	1.9	(1.9)	1.9	(1.1)
Other	28.0	3.3	(0.3)	3.5	(0.3)
Total	15.9	$4,997.0	$(2,420.8)	$4,999.3	$(2,078.7)

Estimated intangible asset amortization expense for the succeeding five fiscal years is as follows (in millions):

Fiscal 2024	$324.2
Fiscal 2025	$309.6
Fiscal 2026	$302.9
Fiscal 2027	$299.1
Fiscal 2028	$297.1

Intangible amortization expense was $342.2 million, $351.1 million and $360.6 million during fiscal 2023, 2022 and 2021, respectively. We had additional amortization expense, primarily for packaging equipment leased to customers of $30.2 million, $29.4 million and $29.7 million during fiscal 2023, 2022 and 2021, respectively.

Note 13. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820, "Fair Value Measurement". We have not changed the valuation techniques for measuring the fair value of any financial assets or liabilities during the fiscal year. We disclose the fair value of our long-term debt in "Note 14. Debt" and the fair value of our pension and postretirement assets and liabilities in "Note 6. Retirement Plans". We disclose the fair value of our derivative instruments in "Note 16. Derivatives" and our restricted assets and nonrecourse liabilities held by SPEs in Note 17. Special Purpose Entities". See "Note 1 — Description of Business and Summary of Significant Accounting Policies — Fair Value Measurements" for additional information.

Fiscal 2021 reflected a charge of $22.5 million associated with not exercising an option to purchase an additional equity interest in Grupo Gondi that was recorded in Other (expense) income, net.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

Nonrecurring Fair Value Measurements

As discussed in "Note 1. Description of Business and Summary of Significant Accounting Policies", we measure certain assets and liabilities at fair value on a nonrecurring basis. In fiscal 2023, we recorded a pre-tax, non-cash impairment charge of $1,893.0 million associated with our interim goodwill impairment analysis completed in the second quarter. See "Note 8. Segment Information" for additional information. See "Note 5. Restructuring and Other Costs, Net" for impairments associated with restructuring activities labeled as "PP&E and related costs" including the impairment of our Tacoma, WA and North Charleston, SC containerboard mills in fiscal 2023. In fiscal 2022, we recorded impairments associated with the closure of our Panama City, FL mill and the permanent closure of the corrugated medium manufacturing operations at our St. Paul, MN mill. Fair value of the remaining land, building and improvements of these facilities was determined based on third-party appraisals. During fiscal 2023, 2022 and 2021, we did not have any significant non-goodwill or non-restructuring nonfinancial assets or nonfinancial liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition other than the $26.0 million pre-tax non-cash impairment of certain mineral rights in fiscal 2022 that was driven by a lack of new leasing or development activity on our properties for an extended period of time, including pipeline delays. With the impairment, we had no value assigned to our remaining mineral rights.

F2-107

Accounts Receivable Monetization Agreements

On September 11, 2023, we terminated our existing $700.0 million accounts receivable monetization facility to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On the same date, we entered into a new replacement $700.0 million facility (the "Monetization Agreement") with Cooperatieve Rabobank U.A., New York Branch, as purchaser, ("Rabo") on substantially the same terms as the former agreement. The Monetization Agreement provides for, among other things, (i) an extension of the scheduled amortization termination date until September 13, 2024, and (ii) the ability to effectuate the Transaction without any additional consent from Rabo or the triggering of a notification event under the Monetization Agreement. The terms of the Monetization Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the Monetization Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860. We will pay a monthly yield on investment to Rabo at a rate equal to adjusted Term SOFR plus a margin on the outstanding amount of Rabo's investment.

We also have a similar $110.0 million facility that was amended on December 2, 2021 to address the transition from LIBOR to SOFR. The facility was again amended on December 2, 2022 to extend the term through December 4, 2023 and to include certain fee and other general revisions. The facility purchase limit was unchanged and the facility remains committed.

The customers from these facilities are not included in the Receivables Securitization Facility that is discussed in "Note 14. Debt".

The following table represents a summary of these accounts receivable monetization agreements for fiscal 2023 and 2022 (in millions):

	2023	2022
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(2,795.3)	(2,954.8)
Receivables collected by financial institutions	2,827.8	2,896.0
Cash (payments to) proceeds from financial institutions	(32.5)	58.8
Receivable from financial institutions at September 30,	$—	$—

Receivables sold under these accounts receivable monetization agreements as of the respective balance sheet dates were approximately $692.2 million and $724.7 million as of September 30, 2023 and September 30, 2022, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flow in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $48.3 million, $20.4 million and $11.1 million in fiscal 2023, 2022 and 2021, respectively, and is recorded in Other (expense) income, net in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 14. Debt

Our outstanding indebtedness consists primarily of public bonds and borrowings under credit facilities. The public bonds issued by WRKCo and MWV are guaranteed by WestRock and certain WestRock subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by the Company and certain of its subsidiaries. At September 30, 2023, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

F2-108

The following were individual components of debt (in millions, except percentages):

	September 30, 2023		September 30, 2022
	Carrying Value	Weighted Avg Interest Rate	Carrying Value	Weighted Avg Interest Rate
Public bonds due fiscal 2024 to 2028	$2,938.6	4.1%	$3,433.4	4.0%
Public bonds due fiscal 2029 to 2033	2,739.5	4.5%	2,753.3	4.5%
Public bonds due fiscal 2037 to 2047	177.3	6.2%	177.8	6.2%
Revolving credit and swing facilities	32.0	6.7%	286.3	1.9%
Term loan facilities	1,347.4	5.0%	598.2	3.1%
Receivables securitization	425.0	6.4%	—	N/A
Commercial paper	283.9	5.6%	—	N/A
International and other debt	61.9	9.6%	127.6	12.8%
Finance lease obligations	472.6	5.1%	287.5	4.2%
Vendor financing and commercial card programs	105.7	N/A	123.1	N/A
Total debt	8,583.9	4.6%	7,787.2	4.2%
Less: current portion of debt	533.0		212.2
Long-term debt due after one year	$8,050.9		$7,575.0

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with these covenants as required by these facilities and were in compliance with them at September 30, 2023. The carrying value of our debt includes the fair value step-up of debt acquired in mergers and acquisitions, and the weighted average interest rate includes the fair value step up. At September 30, 2023, excluding the step-up, the weighted average interest rate on total debt was 5.2%. At September 30, 2023, the unamortized fair market value step-up was $157.0 million, which will be amortized over a weighted average remaining life of 9.1 years. At September 30, 2023, we had $77.6 million of outstanding letters of credit not drawn upon. At September 30, 2023, we had approximately $3.4 billion of available liquidity under long-term committed credit facilities and cash and cash equivalents. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes including acquisitions and dividends.

The estimated fair value of our debt was approximately $8.1 billion and $7.3 billion as of September 30, 2023 and September 30, 2022, respectively. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and is primarily either based on quoted prices for those or similar instruments, or approximate their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

During fiscal 2023, 2022 and 2021, amortization of debt issuance costs charged to interest expense were $7.1 million, $7.3 million and $8.3 million, respectively.

Public Bonds

On September 26, 2023, following completion of consent solicitations, we entered into supplemental indentures governing our outstanding: (i) $600 million aggregate principal amount of 3.750% senior notes due March 2025; (ii) $750 million aggregate principal amount of 4.650% senior notes due March 2026; (iii) $500 million aggregate principal amount of 3.375% senior notes due September 2027; (iv) $600 million aggregate principal amount of 4.000% senior notes due March 2028 and (v) $750 million aggregate principal amount of 4.900% senior notes due March 2029 to, among other things, amend the definition of "Change of Control" to add an exception for the proposed Transaction.

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On September 22, 2023, we discharged $500 million aggregate principal amount of our 3.00% senior notes due September 2024 using cash and cash equivalents and borrowings under our commercial paper program and recorded a $10.5 million gain on extinguishment of debt.

On March 22, 2022, we redeemed $350 million aggregate principal amount of our 4.00% senior notes due March 2023 primarily using borrowings under our Receivables Securitization Facility (as hereinafter defined) and recorded an $8.2 million loss on extinguishment of debt.

On September 10, 2021, we redeemed $400 million aggregate principal amount of our 4.90% senior notes due March 2022 using cash and cash equivalents and recorded a $8.6 million loss on extinguishment of debt.

At September 30, 2023 and September 30, 2022, the face value of our public bond obligations outstanding was $5.7 billion and $6.2 billion, respectively.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we entered into a credit agreement (the "Revolving Credit Agreement") that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the "Revolving Credit Facility") with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Revolving Credit Agreement. We amended the Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At September 30, 2023 and 2022, we had no amounts outstanding under the facility, respectively.

Loans under the Revolving Credit Facility may be drawn in U.S. dollars, Canadian dollars, Euro and Pounds Sterling. At our option, loans under the Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Canadian dollars, one of CDOR, the U.S. Base Rate or the Canadian Prime Rate, (c) in the case of loans denominated in Euro, EURIBOR and (d) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum (for Term SOFR loans, CDOR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.500% per annum (for alternate base rate loans, U.S. Base Rate loans and Canadian Prime Rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Revolving Credit Agreement) whichever yields a lower applicable interest rate margin at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.080% per annum and 0.225% per annum, based upon the Company's corporate credit ratings or the Leverage Ratio (whichever yields a lower applicable commitment fee rate) at such time.

European Revolving Credit Facilities

On July 7, 2022, we entered into a credit agreement (the "European Revolving Credit Agreement") with Rabo, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the "European Revolving Credit Facility"). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. We amended the European Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At September 30, 2023 we had no amounts outstanding under the facility. At September 30, 2022, we had borrowed $265.0 million under the facility.

Loans under the European Revolving Credit Facility may be drawn in U.S. dollars, Euro and Pounds Sterling. At our option, loans under the European Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Euro, EURIBOR and (c) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.625% per annum (for Term SOFR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.625% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the European Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.100% per annum and 0.275% per annum, based upon the Company's corporate credit ratings at such time. Loans under the European Revolving Credit Facility may be prepaid at any time without premium.

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Term Loan Facilities

Farm Loan Credit Facilities

On July 7, 2022, we amended and restated the prior credit agreement (the "Farm Credit Facility Agreement") with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the "Farm Credit Facility"). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. We amended the Farm Credit Facility Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. The carrying value of this facility at September 30, 2023 and 2022 was $598.4 million and $598.2 million, respectively.

At our option, loans issued under the Farm Credit Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 1.650% per annum and 2.275% per annum (for Term SOFR loans) or between 0.650% per annum and 1.275% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Farm Credit Facility Agreement) whichever yields a lower applicable interest rate margin at such time. In addition, Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the "Amended Credit Agreement") to add a three-year unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the "Delayed Draw Term Facility") that could be borrowed in a single draw through May 31, 2023. On November 28, 2022, in connection with the Mexico Acquisition, we drew upon the facility in full. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. We have the option to extend the maturity date by one year with full lender consent. The one-year maturity extension would cost a fee of 20 basis points. We amended the Amended Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At September 30, 2023, the carrying value of this facility was $749.0 million.

At our option, a loan under the Delayed Draw Term Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum for a Term SOFR loan or between 0.000% per annum and 0.500% per annum for an alternate base rate loan based upon the Company's corporate credit ratings or the Leverage Ratio (as defined in the Amended Credit Agreement), whichever yields a lower applicable interest rate margin, at such time. A Term SOFR loan will be subject to a credit spread adjustment equal to 0.100% per annum. Any loan under the Delayed Draw Term Facility may be prepaid at any time without premium, and it may not be reborrowed.

Receivables Securitization Facility

On February 28, 2023, we amended our existing $700.0 million receivables securitization agreement (the "Receivables Securitization Facility"), primarily to extend the maturity to February 27, 2026, and to complete the transition from LIBOR to Term SOFR. Term SOFR loans are subject to a credit spread adjustment equal to 0.10% per annum. The commitment fee was 0.25% and 0.35% as of September 30, 2023 and September 30, 2022, respectively. At September 30, 2023 and September 30, 2022, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $700.0 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at September 30, 2023 and September 30, 2022 were approximately $1,177.6 million and $1,390.5 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. We amended the Receivables Securitization Facility on September 29, 2023, to provide that the proposed Transaction would not be deemed to constitute a "Change in Control" thereunder. At September 30, 2023 we had borrowed $425.0 million under this facility. At September 30, 2022 there were no amounts outstanding under this facility.

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Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitization Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. We test and report our compliance with these covenants monthly; we were in compliance with these covenants at September 30, 2023. The Receivables Securitization Facility includes certain restrictions on receivables eligibility under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitization Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance.

Commercial Paper Program

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days' notice. Our Revolving Credit Facility is (and, prior to July 7, 2022, the prior revolving credit facility was) intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At September 30, 2023 there was $283.9 million outstanding. At September 30, 2022, there were no amounts outstanding.

International and Other Debt

Brazil Export Credit Note

On January 18, 2021, we entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. The agreement provides for the outstanding amount of the principal to be repaid in equal, semiannual installments beginning on January 19, 2023 until the facility matures on January 19, 2026. The proceeds borrowed are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 2.50%. At September 30, 2023 and 2022, there was R$147.1 million ($29.4 million) outstanding and R$500.0 million ($92.7 million) outstanding, respectively.

Brazil Delayed Draw Credit Facilities

On April 10, 2019, we entered into a credit agreement to provide for R$750.0 million of senior unsecured term loans with an incremental R$250.0 million accordion feature to be repaid in equal, semiannual installments beginning on April 10, 2021 until maturity on April 10, 2024 (the "Brazil Delayed Draw Credit Facilities"). The proceeds of the Brazil Delayed Draw Credit Facilities were used to support the production of goods or acquisition of inputs essential or ancillary to export activities. On September 16, 2022, we repaid the facility in full, which resulted in termination of the facility. The Brazil Delayed Draw Credit Facilities were senior unsecured obligations of Rigesa Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. Loans issued under the Brazil Delayed Draw Credit Facilities bore interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 1.50%.

Aggregate Maturities of Debt

As of September 30, 2023, the aggregate maturities of debt, excluding finance lease obligations, for the succeeding five fiscal years and thereafter are as follows (in millions):

Fiscal 2024	$469.7
Fiscal 2025	1,353.3
Fiscal 2026	1,178.1
Fiscal 2027	506.0
Fiscal 2028	1,100.9
Thereafter	3,379.7
Fair value of debt step-up, deferred financing costs and unamortized bond discounts	123.6
Total	$8,111.3

See "Note 15. Leases" of the Notes to Consolidated Financial Statements for the aggregate maturities of finance lease obligations for the succeeding five fiscal years and thereafter.

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Note 15. Leases

Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases (in millions):

	Years Ended September 30,
	2023	2022	2021
Operating lease costs	$236.3	$218.1	$211.0
Variable and short-term lease costs	145.9	122.8	104.6
Sublease income	(5.6)	(6.1)	(8.9)
Finance lease cost:
Amortization of lease assets	16.1	15.1	9.6
Interest on lease liabilities	31.7	7.9	7.2
Total lease cost, net	$424.4	$357.8	$323.5

Supplemental Balance Sheet Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the balance sheet (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2023	2022
Operating leases:
Operating lease right-of-use asset	Other noncurrent assets	$648.5	$699.6

Current operating lease liabilities	Other current liabilities	$202.4	$191.9
Noncurrent operating lease liabilities	Other noncurrent liabilities	499.7	551.1
Total operating lease liabilities		$702.1	$743.0

Finance leases:
Property, plant and equipment		$400.6	$177.4
Accumulated depreciation		(105.3)	(37.3)
Property, plant and equipment, net		$295.3	$140.1

Current finance lease liabilities	Current portion of debt	$62.9	$14.5
Noncurrent finance lease liabilities	Long-term debt due after one year	409.7	273.0
Total finance lease liabilities		$472.6	$287.5

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Lease Term and Discount Rate

	September 30,
	2023	2022
Weighted average remaining lease term:
Operating leases	4.5 years	5.0 years
Finance leases	9.3 years	7.3 years

Weighted average discount rate:
Operating leases	3.4%	2.7%
Finance leases	5.1%	4.2%

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Supplemental Cash Flow Information Related to Leases

The table below presents supplemental cash flow information related to leases (in millions):

	Years Ended September 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$235.2	$214.8
Operating cash flows related to finance leases	$16.0	$8.8
Financing cash flows related to finance leases	$31.6	$14.8
ROU assets obtained in exchange for lease liabilities:
Operating leases	$156.3	$184.6
Finance leases	$50.1	$27.8

Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet (in millions):

	September 30, 2023
	Operating Leases	Finance Leases	Total
Fiscal 2024	$223.1	$97.4	$320.5
Fiscal 2025	173.6	39.3	212.9
Fiscal 2026	136.8	37.5	174.3
Fiscal 2027	100.4	34.3	134.7
Fiscal 2028	59.0	112.5	171.5
Thereafter	66.8	352.6	419.4
Total lease payments	759.7	673.6	1,433.3
Less: Interest (1)	(57.6)	(201.0)	(258.6)
Present value of future lease payments	$702.1	$472.6	$1,174.7

(1)            Calculated using the interest rate for each lease.

Note 16. Derivatives

We are exposed to risks from changes in, among other things, commodity price risk, foreign currency exchange risk and interest rate risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives.

We have designated certain natural gas commodity contracts as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under level 2 because such measurements are estimated based on observable inputs such as commodity future prices. Approximately three-fourths of our natural gas purchases for our U.S. and Canadian mill operations are tied to NYMEX. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases. However, we may modify our strategy based on, among other things, our assessment of market conditions.

For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

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The following table sets forth the outstanding notional amounts related to our derivative instruments (in millions):

		September 30,
	Metric	2023	2022
Designated cash flow hedges:
Natural gas commodity contracts	MMBtu	21.3	18.3

Undesignated derivatives:
Foreign currency contracts (1)	Mexican pesos	—	8,000.0

(1)	At September 30, 2022, the outstanding foreign currency exchange contract was related to the purchase of 8.0 billion Mexican pesos ($389.9 million) for refinancing the external debt acquired in the Mexico Acquisition on December 1, 2022.

The following table sets forth the location and fair values of our derivative instruments (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2023	2022
Designated cash flow hedges:
Natural gas commodity contracts	Other current liabilities (1)	$6.3	$12.0

Undesignated derivatives:
Foreign currency contracts	Other current assets	$—	$3.4

(1)	At September 30, 2023 and September 30, 2022, liability positions by counterparty were partially offset by $0.2 million and $2.3 million, respectively, of asset positions where we had an enforceable right of netting.

The following table sets forth gains (losses) recognized in accumulated other comprehensive loss, net of tax for cash flow hedges (in millions):

	September 30,
	2023	2022	2021
Natural gas commodity contracts	$4.2	$(8.9)	$—
Interest rate swap contracts	$—	$—	$5.4

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for cash flow hedges reclassified from accumulated other comprehensive loss (in millions):

		Years Ended September 30,
	Consolidated Statement of Operations Caption	2023	2022	2021
Natural gas commodity contracts	Cost of goods sold	$(72.6)	$(1.8)	$—
Interest rate swap contracts	Interest expense, net	$—	$—	$(7.4)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedges (in millions):

		Years Ended September 30,
	Consolidated Statement of Operations Caption	2023	2022	2021
Foreign currency contracts	Other income (expense), net	$19.7	$—	$—

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Note 17. Special Purpose Entities

Pursuant to a sale of certain large-tract forestlands in 2007, a special purpose entity MeadWestvaco Timber Notes Holding, LLC ("MWV TN") received, and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation's respective businesses (the "Combination"), an installment note receivable in the amount of $398.0 million ("Timber Note I"). Timber Note I does not require any principal payments until its maturity in October 2027 and bore interest at a rate approximating LIBOR prior to its amendment and transition to Term SOFR in June 2023. In addition, Timber Note I is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. Timber Note I is not subject to prepayment in whole or in part prior to maturity. The bank's credit rating as of October 2023 was investment grade.

Using Timber Note I as collateral, MWV TN received $338.3 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to the Company and is payable from Timber Note I proceeds upon its maturity in October 2027. As a result, Timber Note I is not available to satisfy any obligations of WestRock. MWV TN can elect to prepay at any time the liability in whole or in part, however, given that Timber Note I is not prepayable, MWV TN expects to repay the liability at maturity from Timber Note I proceeds. Timber Note I and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination.

Pursuant to the sale of MeadWestvaco Corporation's remaining U.S. forestlands, which occurred on December 6, 2013, another special purpose entity MeadWestvaco Timber Notes Holding Company II, LLC ("MWV TN II") received, and WestRock assumed upon the Combination, an installment note receivable in the amount of $860.0 million ("Timber Note II" and together with Timber Note I, the "Timber Notes"). Timber Note II does not require any principal payments until its maturity in December 2023 and bears interest at a fixed rate of 5.207%. As of September 30, 2023, no event had occurred that would allow for the prepayment of Timber Note II. Timber Note II became prepayable at the borrower's discretion on October 1, 2023. We expect it to be repaid at or close to maturity. We monitor the credit quality of the borrower and receive quarterly compliance certificates. The borrower's credit rating as of October 2023 was investment grade.

Using Timber Note II as collateral, MWV TN II received $774.0 million in proceeds under a secured financing agreement with a bank (together with the borrowing collateralized by Timber Note I, the "Timber Loans"). Under the terms of the agreement, the liability from this transaction is non-recourse to WestRock and is payable from Timber Note II proceeds upon its maturity in December 2023. As a result, Timber Note II is not available to satisfy any obligations of WestRock. MWV TN II can elect to prepay, at any time, the liability in whole or in part, with sufficient notice, but would avail itself of this provision only in the event Timber Note II was prepaid in whole or in part. The secured financing agreement, however, requires a mandatory repayment, up to the amount of cash received, if Timber Note II is prepaid in whole or in part. Timber Note II and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination.

The restricted assets and non-recourse liabilities held by SPEs, which we consolidate as variable interest entities, are included in the consolidated balance sheets in the following (in millions):

	September 30,
	2023	2022
Other current assets	$862.1	$—
Other noncurrent assets	$382.7	$1,253.0

Other current liabilities	$776.7	$—
Other noncurrent liabilities	$330.2	$1,117.8

The decrease in Other noncurrent assets and Other noncurrent liabilities subsequent to September 30, 2022 reflects one of the Timber Notes becoming current in December 2022.

As of September 30, 2023 and September 30, 2022, the aggregate fair value of the Timber Notes was $1,257.2 million and $1,278.3 million, respectively. As of September 30, 2023 and September 30, 2022, the fair value of the Non-recourse Liabilities was $1,112.4 million and $1,132.3 million, respectively. Fair values of the Timber Notes and Non-recourse Liabilities are classified as level 2 within the fair value hierarchy.

The restricted assets and non-recourse liabilities have the following activity (in millions):

	September 30,
	2023	2022	2021
Interest income on Timber Notes (1)	$56.0	$41.1	$38.7
Interest expense on Timber Loans (1)	$50.0	$37.2	$35.2
Cash receipts on Timber Notes (2)	$61.4	$46.5	$45.9
Cash payments on Timber Loans (2)	$57.6	$44.9	$44.7

(1)	Presented in Interest expense, net on the accompanying Consolidated Statements of Operations.
(2)	Included as part of operating cash flows on the accompanying Consolidated Statements of Cash Flows.

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Note 18. Related Party Transactions

We sell products to affiliated companies. Net sales to the affiliated companies for the fiscal years ended September 30, 2023, 2022 and 2021 were approximately $139.6 million, $238.5 million and $237.7 million, respectively. Accounts receivable due from affiliated companies at September 30, 2023 and 2022 were $23.0 million and $27.2 million, respectively, and were included in Accounts receivable on our consolidated balance sheets. The decline in net sales to affiliated companies in fiscal 2023 was primarily due to the Mexico Acquisition and the sale of an unconsolidated displays joint venture.

Note 19. Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2023 total approximately $353 million.

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes involve the use of natural resources, such as virgin wood fiber and fresh water, discharges to water, air emissions and waste handling and disposal activities. These processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. Our integrated chemical pulping mills in the U.S. and Brazil are subject to numerous and more complex environmental programs and regulations, but all of WestRock's manufacturing facilities have environmental compliance obligations. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations including, for example, projects to replace and/or upgrade our air pollution control devices, wastewater treatment systems, and other environmental infrastructure. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental regulations in the U.S. and Canada will require our power boilers at certain WestRock mills to meet more stringent nitrogen oxide ("NOx") emission standards beginning in 2026. In the U.S., the EPA recently finalized a regulation, known as the "Good Neighbor" Plan, that is intended to reduce ozone-forming emissions of nitrogen oxides from industrial facilities in 20 states during the ozone season (May through September). In Canada, the government is implementing the Multi-Sector Air Pollutants Regulation, which establishes tighter Nox limits for boilers and heaters in several industries, including pulp and paper. Our preliminary analysis indicates that to meet these new requirements, we need to reduce Nox emissions from nine power boilers at four mills in the U.S. and one in Canada. Our environmental and engineering teams are working on strategies for meeting these new limits. Based on our initial assessment, we do not believe the costs of compliance will be material; however, litigation has been filed in several jurisdictions challenging the "Good Neighbor" Plan, and it is currently unclear how these ongoing legal proceedings may impact future obligations under this regulatory program.

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We face potential liability under federal, state, local and international laws as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off- site disposal locations at which environmental contamination exists, as well as the owners of those sites and certain other classes of persons, are liable for response costs for the investigation and remediation of such sites under Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") and analogous laws. While joint and several liability is authorized under CERCLA, liability is typically shared with other potentially responsible or liable parties and costs are commonly allocated according to relative amounts of waste deposited and other factors.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including CERCLA. Based on information known to us and assumptions, we do not believe that the costs of these investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

We believe that we can assert claims for indemnification pursuant to existing rights we have under certain purchase and other agreements in connection with certain remediation sites. In addition, we believe that we have insurance coverage, subject to applicable deductibles or retentions, policy limits and other conditions, for certain environmental matters. However, we may not be successful with respect to any claim regarding these insurance or indemnification rights and, if we are successful, any amounts paid pursuant to the insurance or indemnification rights may not be sufficient to cover all our costs and expenses. We also cannot predict whether we will be required to perform remediation projects at other locations, and it is possible that our remediation requirements and costs could increase materially in the future and exceed current reserves. In addition, we cannot currently determine the impact that future changes in cleanup standards or federal, state or other environmental laws, regulations or enforcement practices will have on our results of operations, financial condition or cash flows.

As of September 30, 2023, we had $9.6 million reserved for environmental liabilities on an undiscounted basis, of which $3.3 million is included in Other noncurrent liabilities and $6.3 million is included in Other current liabilities on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liability for these matters was adequately reserved at September 30, 2023.

Climate Change

Climate change presents risks and uncertainties for us. With respect to physical risks, our physical assets and infrastructure, including our manufacturing operations, have been, and may be in future periods impacted by weather-related events such as hurricanes and floods, potentially resulting in items such as physical damage to our facilities and lost production. Unpredictable weather patterns or extended periods of severe weather also may result in supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought, during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions. To the extent that severe weather or other climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect. These rules and regulations could take the form of cap-and-trade, carbon taxes, or GHG reductions mandates for utilities that could increase the cost of purchased electricity. New climate rules and regulations also may result in higher fossil fuel prices or fuel efficiency standards that could increase transportation costs. Certain jurisdictions in which we have manufacturing facilities or other investments have already taken actions to address climate change. In addition to national efforts, some U.S. states in which we have manufacturing operations, including Washington, New York and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap-and-trade programs.

Several of our international facilities are located in countries that have already adopted GHG emissions trading programs. Other countries in which we conduct business, including China, European Union member states and India, have set GHG reduction targets in accordance with the agreement among over 170 countries that established the Paris Agreement, which became effective in November 2016 and which the United States formally rejoined in February 2021.

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We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate-related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, we may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of WestRock MWV, LLC) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favor of WestRock effective January 23, 2023.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$714 million ($143 million) as of September 30, 2023, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table. See "Note 7. Income Taxes". Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the PIUMPF accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. The subsidiary for which we received the updated demand letter was sold in September 2023. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 6. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements for additional information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of September 30, 2023, there were approximately 600 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At September 30, 2023, we had $13.7 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

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Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. In fiscal 2021, we recorded a receivable for our expected recovery and interest that consisted primarily of a $0.6 million reduction of Cost of goods sold and $0.3 million reduction of Interest expense, net. In fiscal 2023, we recorded a receivable for our expected recovery and interest that consisted of a $4.4 million reduction of Cost of goods sold and $4.7 million reduction of Interest expense, net. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

Guarantees

We make certain guarantees in the normal course of conducting our operations for compliance with certain laws and regulations, or in connection with certain business transactions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of September 30, 2023 and 2022, we had recorded $0.8 million and $0.8 million, respectively, for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in the tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 20. Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the fiscal years ended September 30, 2023 and 2022 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total (1)
Balance at September 30, 2021	$(0.2)	$(536.5)	$(462.4)	$(999.1)
Other comprehensive loss before reclassifications	(10.3)	(217.1)	(241.2)	(468.6)
Amounts reclassified from accumulated other comprehensive loss	1.4	12.0	—	13.4
Net current period other comprehensive loss	(8.9)	(205.1)	(241.2)	(455.2)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)
Other comprehensive (loss) income before reclassifications	(50.2)	119.1	354.4	423.3
Amounts reclassified from accumulated other comprehensive loss	54.4	50.5	27.5	132.4
Net current period other comprehensive income	4.2	169.6	381.9	555.7
Balance at September 30, 2023	$(4.9)	$(572.0)	$(321.7)	$(898.6)

(1)	All amounts are net of tax and noncontrolling interest.

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The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 25% to 26%, 25% to 26% and 25% to 26% for fiscal 2023, 2022 and 2021, respectively. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss primarily relate to the Mexican Peso, Brazilian Real and British Pound, each against the U.S. dollar.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component for the fiscal years ended September 30, 2023 and 2022 (in millions):

	Years Ended September 30,
	2023			2022
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items: (1)
Actuarial losses (2)	$(53.0)	$13.3	$(39.7)	$(7.8)	$1.9	$(5.9)
Prior service costs (2)	(7.5)	1.9	(5.6)	(8.2)	2.1	(6.1)
Reclassification of net pension adjustment upon sale of RTS (3)	(8.9)	3.7	(5.2)	—	—	—

Subtotal defined benefit plans	(69.4)	18.9	(50.5)	(16.0)	4.0	(12.0)

Foreign currency translation adjustments: (1)
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment (4)	(29.0)	—	(29.0)	—	—	—
Reclassification of previously unrealized net foreign currency gain upon sale of RTS (3)	1.5	—	1.5	—	—	—
Subtotal foreign currency translation adjustments	(27.5)	—	(27.5)	—	—	—

Derivative Instruments: (1)
Natural gas commodity hedge loss (5)	(72.6)	18.2	(54.4)	(1.8)	0.4	(1.4)

Total reclassifications for the period	$(169.5)	$37.1	$(132.4)	$(17.8)	$4.4	$(13.4)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See "Note 6. Retirement Plans" for additional information.
(3)	Amount reflected in Gain on sale of RTS and Chattanooga in the consolidated statements of operations.
(4)	Amount reflected in Equity in income of unconsolidated entities in the consolidated statements of operations.
(5)	These accumulated other comprehensive income components are included in Cost of goods sold.

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A summary of the components of other comprehensive income (loss), including noncontrolling interest, for the years ended September 30, 2023, 2022 and 2021, is as follows (in millions):

Fiscal 2023	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$354.9	$—	$354.9
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	29.0	—	29.0
Reclassification of previously unrealized net foreign currency gain upon sale of RTS	(2.3)	—	(2.3)
Deferred loss on cash flow hedges	(66.9)	16.7	(50.2)
Reclassification adjustment of net loss on cash flow hedges included in earnings	72.6	(18.2)	54.4
Net actuarial gain arising during period	161.6	(40.8)	120.8
Amortization and settlement recognition of net actuarial loss	53.5	(13.4)	40.1
Prior service cost arising during the period	(2.0)	0.5	(1.5)
Amortization of prior service cost	7.6	(1.9)	5.7
Reclassification of net pension adjustment upon sale of RTS	13.6	(5.7)	7.9
Consolidated other comprehensive income	621.6	(62.8)	558.8
Less: Other comprehensive income attributable to noncontrolling interests	(5.3)	2.2	(3.1)
Other comprehensive income attributable to common stockholders	$616.3	$(60.6)	$555.7

Fiscal 2022	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(241.5)	$—	$(241.5)
Deferred loss on cash flow hedges	(13.8)	3.5	(10.3)
Reclassification adjustment of net loss on cash flow hedges included in earnings	1.8	(0.4)	1.4
Net actuarial loss arising during period	(289.1)	72.8	(216.3)
Amortization and settlement recognition of net actuarial loss	8.4	(2.0)	6.4
Prior service cost arising during the period	(0.2)	—	(0.2)
Amortization of prior service cost	8.2	(2.1)	6.1
Consolidated other comprehensive loss	(526.2)	71.8	(454.4)
Less: Other comprehensive income attributable to noncontrolling interests	(1.1)	0.3	(0.8)
Other comprehensive loss attributable to common stockholders	$(527.3)	$72.1	$(455.2)

Fiscal 2021	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$124.3	$—	$124.3
Deferred loss on cash flow hedges	(0.1)	—	(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	7.4	(1.9)	5.5
Net actuarial gain arising during period	222.2	(56.6)	165.6
Amortization and settlement recognition of net actuarial loss	33.9	(8.4)	25.5
Prior service cost arising during the period	(5.6)	1.4	(4.2)
Amortization of prior service cost	6.0	(1.5)	4.5
Consolidated other comprehensive income	388.1	(67.0)	321.1
Less: Other comprehensive income attributable to noncontrolling interests	(0.3)	—	(0.3)
Other comprehensive income attributable to common stockholders	$387.8	$(67.0)	$320.8

Note 21. Stockholders' Equity

Capitalization

Our capital stock consists solely of Common Stock. Holders of our Common Stock are entitled to one vote per share. Our amended and restated certificate of incorporation also authorizes preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our certificate of incorporation.

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Stock Repurchase Plan

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, plus any unutilized shares left from the July 2015 authorization. The 25.0 million shares represented an additional authorization of approximately 10% of our outstanding Common Stock. The shares of our Common Stock may be repurchased over an indefinite period of time at the discretion of management. In fiscal 2023, we repurchased no shares of our Common Stock. In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million. The amount reflected as purchased in the consolidated statements of cash flows varies due to the timing of share settlement. As of September 30, 2023, we had approximately 29.0 million shares of Common Stock available for repurchase under the program, although we have indefinitely suspended the program in light of the proposed Transaction (and related restrictions imposed by the Transaction Agreement).

Note 22. Share-Based Compensation

Share-based Compensation Plans

At our Annual Meeting of Stockholders held on January 29, 2021, our stockholders approved the WestRock Company 2020 Incentive Stock Plan. The 2020 Incentive Stock Plan, as approved by our stockholders on January 28, 2022, allows for the granting of 8.4 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2023, there were 0.6 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company 2016 Incentive Stock Plan. The 2016 Incentive Stock Plan was amended and restated on February 2, 2018 (the "Amended and Restated 2016 Incentive Stock Plan"). The Amended and Restated 2016 Incentive Stock Plan, adjusted for a prior corporate action, allows for the granting of 12.8 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2023, there were 0.4 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. In addition, there were 12.7 million shares available for grant under prior plans approved by stockholders and plans assumed upon mergers and acquisitions and we do not expect to make any new awards under those plans.

Our results of operations for the fiscal years ended September 30, 2023, 2022 and 2021 include share-based compensation expense of $64.2 million, $93.3 million and

$88.6 million, respectively. The total income tax benefit in the results of operations in connection with share-based compensation was $16.0 million, $23.3 million and $22.3 million, for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Cash received from share-based payment arrangements for the fiscal years ended September 30, 2023, 2022 and 2021 was $13.7 million, $28.9 million and $57.5 million, respectively.

Restricted Stock and Restricted Stock Units

In fiscal 2023, we granted restricted stock units to non-employee directors and certain of our employees. These grants represent the right to receive one share of Common Stock upon satisfaction of specified conditions. The vesting provisions for our employee awards may vary from grant to grant; however, vesting generally is contingent upon meeting various service and/or performance or market goals including, but not limited to, achievement of various financial targets such as, with respect to fiscal 2023, Return on Invested Capital, Adjusted Earnings Per Share and relative Total Shareholder Return (each as defined in the award documents). Subject to the level of performance attained, the target award for our grants with a performance or market condition generally may increase up to 200% of target or decrease to zero depending upon the terms of the individual grant. The employee grants with only a service condition generally vest over three years in one-third increments subsequent to fiscal 2021. The employee grants with only a service condition in fiscal 2021 and employee grants with a performance or market condition generally vest in three years. Presently, other than circumstances such as death, disability and retirement, the grants to employees generally include a provision requiring both a change of control and termination of employment to accelerate vesting. The grantee is entitled to receive dividend equivalent units but will generally forfeit the restricted stock unit award and the dividend equivalents if the employee separates from us during the vesting period or if the predetermined goals are not accomplished. Our non-employee director awards generally vest over a period of up to one year and carry a service condition. Prior to fiscal 2022, our non-employee directors received their equity awards in the form of restricted stock, which carried dividend and voting rights prior to vesting.

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The table below summarizes the changes in restricted stock units during the fiscal year ended September 30, 2023:

	Units	Weighted Average Grant Date Fair Value
Outstanding at September 30, 2022 (1)	4,900,629	$43.73
Granted	3,066,748	35.22
Vested and released	(2,131,067)	40.91
Forfeited	(558,177)	41.23
Outstanding at September 30, 2023 (1)	5,278,133	$40.19

(1)	Target awards granted with a performance condition, net of subsequent forfeitures, may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%. Based on current facts and assumptions, we are forecasting the performance of the aggregate outstanding grants to be attained at levels below target. However, actual performance may vary.

There was approximately $89.5 million of unrecognized compensation cost related to all unvested restricted stock units as of September 30, 2023 to be recognized over a weighted average remaining vesting period of 1.5 years.

The following table represents a summary of restricted stock units and restricted stock granted in fiscal 2023, 2022 and 2021 with terms defined in the applicable grant letters (in units/shares).

	2023	2022	2021
Granted to employees:
Granted with a service condition	1,419,255	1,159,255	1,009,387
Granted with a service condition and a Return on Invested Capital performance condition at target	540,425	394,655	—
Granted with a service condition and a Cash Flow Per Share performance condition at target	—	464,485	798,490
Granted with a service condition and an Adjusted Earnings Per Share performance condition at target
Granted with a service condition and a relative Total Shareholder Return market condition at target	69,560	45,470	127,050
Granted for attainment of a performance condition at an amount in excess of target (1)	341,590	263,918	—
Granted for annual bonus (2)	—	—	126,984
Granted to non-employee directors	51,163	37,771	42,482
Total grants	3,066,748	2,365,554	2,104,393

(1)	Grants include shares issued for the level of performance attained in excess of target. Shares issued in fiscal 2023 for the fiscal 2020 Cash Flow Per Share measure were at 151.8% of target. Shares issued in fiscal 2022 for the fiscal 2019 Cash Flow Per Share measure were at 151.3% of target. Shares issued in fiscal 2021 for the fiscal 2018 Cash Flow Per Share measure were at 89.3% of target, therefore, the remainder of the grant was forfeited.
(2)	Reflects shares issued at 105% of target in fiscal 2021 relating to fiscal 2020 restricted stock units granted for the annual bonus.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2023 were valued using a Monte Carlo simulation at $39.72 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 47.2% and a risk-free interest rate of 4.0%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2022 were valued using a Monte Carlo simulation at $60.83 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.7% and a risk-free interest rate of 1.5%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2021 were valued using a Monte Carlo simulation at $53.69 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.2% and a risk-free interest rate of 0.2%. In addition, we had a subsequent grant for an individual valued using a Monte Carlo simulation at $70.80 per unit, using an expected term of 2.9 years, an expected volatility of 47.0% and a risk-free rate of 0.3%.

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Expense is recognized on restricted stock units and restricted stock on a straight-line basis over the explicit service period or for performance-based grants over the explicit service period when we estimate that it is probable the performance conditions will be satisfied. Expense recognized on grants with a performance condition that affects how many units are ultimately awarded is based on the number of units expected to be awarded.

The following table represents a summary of restricted stock units and restricted stock vested and released as well as the corresponding aggregate fair value in fiscal 2023, 2022 and 2021 (in millions, except units/shares):

	2023	2022	2021
Vested and released	2,131,067	1,512,550	3,194,223
Aggregate fair value	$72.6	$68.7	$125.1

Stock Options and Stock Appreciation Rights

We did not grant any stock options or SARs in fiscal 2023, 2022 and 2021. Outstanding stock options granted under our plans generally have an exercise price equal to the closing market price on the date of the grant, generally vested in three years, in either one tranche or in approximately one-third increments, and have 10-year contractual terms. However, a portion of our grants are subject to earlier expense recognition due to retirement eligibility rules. Presently, other than circumstances such as death, disability and retirement, grants will include a provision requiring both a change of control and termination of employment to accelerate vesting.

When options are granted, we estimate the fair value of stock options granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is estimated based on our historical annual dividend payments and current expectations for the future.

The table below summarizes the changes in stock options during the fiscal year ended September 30, 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2022	1,082,925	$40.22
Exercised	(120,018)	28.83
Expired	(262,375)	40.04
Outstanding at September 30, 2023	700,532	$42.24	1.3	$2.0
Exercisable at September 30, 2023	700,532	$42.24	1.3	$2.0

The aggregate intrinsic value of options exercised during the years ended September 30, 2023, 2022 and 2021 was $0.8 million, $8.6 million and $29.1 million, respectively.

As of September 30, 2023, there was no remaining unrecognized compensation cost related to unvested stock options.

As part of the Combination, we issued SARs to replace outstanding MWV SARs. The SARs were valued using the Black-Scholes option pricing model. We measured compensation expense related to the SAR awards at the end of each period. There were no SARs outstanding during the year ended September 30, 2023, and we do not expect to issue additional SARs. The aggregate intrinsic value of SARs exercised during the years ended September 30, 2022 and 2021 was $0.1 million and $0.2 million, respectively.

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Employee Stock Purchase Plan

At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company Employee Stock Purchase Plan ("ESPP"). Under the ESPP, shares of Common Stock are reserved for purchase by our qualifying employees. The ESPP allowed for the purchase of a total of approximately 2.5 million shares of Common Stock. During fiscal 2023, 2022 and 2021, employees purchased approximately 0.4 million, 0.3 million and 0.3 million shares, respectively, under the ESPP. We recognized $1.7 million, $1.8 million and $1.9 million of expense for fiscal 2023, 2022 and 2021, respectively, related to the 15% discount on the purchase price allowed to employees. As of September 30, 2023, approximately 0.6 million shares of Common Stock remained available for purchase under the ESPP, although the ESPP will be suspended following the November 2023 purchase period in light of the proposed Transaction (and related obligations imposed by the Transaction Agreement).

Note 23. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in millions, except per share data):

	September 30,
	2023	2022	2021
Numerator:
Net (loss) income attributable to common stockholders	$(1,649.0)	$944.6	$838.3
Less: Distributed and undistributed income available to participating securities	—	(0.1)	(0.2)
Distributed and undistributed (loss) income available to common stockholders	$(1,649.0)	$944.5	$838.1

Denominator:
Basic weighted average shares outstanding	255.9	259.5	265.2
Effect of dilutive stock options and non-participating securities	—	2.0	2.3
Diluted weighted average shares outstanding	255.9	261.5	267.5

Basic (loss) earnings per share attributable to common stockholders	$(6.44)	$3.64	$3.16

Diluted (loss) earnings per share attributable to common stockholders	$(6.44)	$3.61	$3.13

Beginning in fiscal 2022, non-employee directors began receiving equity grants in the form of restricted stock units, which are not considered participating securities as the rights to dividends accrued during the vesting period are forfeitable. The restricted stock grants to non-employee directors prior to fiscal 2022 were considered participating securities as they received non-forfeitable rights to dividends at the same rate as our Common Stock. As participating securities, we included these instruments in the earnings allocation in computing earnings per share under the two-class method described in ASC 260, "Earnings per Share".

Approximately 2.5 million, 0.5 million and 0.5 million shares underlying awards in fiscal 2023, 2022 and 2021, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

F2-126

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

WestRock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestRock Company (the Company) as of September 30, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Corrugated Packaging Reporting Unit

Description of the Matter	As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level on July 1 or more frequently if events or change in circumstances indicate that it is more likely than not to be impaired. This requires management to estimate the fair value of the reporting units based on the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and guideline public-company method. The Company performed an interim impairment test as of March 1, 2023, and recorded an impairment charge of $1,893.0 million, of which $514.3 million related to the Corrugated Packaging reporting unit. As of September 30, 2023, the Company’s goodwill balance totaled $4,248.7 million, of which $2,603.7 million related to the Corrugated Packaging reporting unit.

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Auditing management’s goodwill impairment tests for the Corrugated Packaging reporting unit involved especially subjective judgments due to the significant estimation required in determining the fair value of the reporting unit. In particular, the estimates of the fair value for the Company’s Corrugated Packaging reporting unit are sensitive to assumptions such as the discount rate, earnings before interest, tax, depreciation and amortization (EBITDA) multiples for comparable guideline companies and expected future net cash flows, including projected revenue and EBITDA margins, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the estimation of the fair values of the reporting unit, including the Company’s controls over the valuation model, the mathematical accuracy of the valuation models, the development of underlying assumptions used to estimate such fair values of the reporting unit and the clerical accuracy of the interim impairment charge. We also tested management’s review of the reconciliation of the aggregate estimated fair values of the reporting units to the market capitalization of the Company.

To test the estimated fair values of the Company’s Corrugated Packaging reporting unit, our audit procedures included, among others, assessing the valuation methodology, determination of the guideline public companies, and the underlying data used by the Company in its analysis, including testing the significant assumptions discussed above. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s assumptions of future expected net cash flows and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair values of the reporting unit that would result from changes in the assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and the significant assumptions, including the discount rate used in determining the fair values of the reporting unit.

Uncertain Tax Positions

Description of the Matter	As discussed in Note 7 to the consolidated financial statements, the Company has unrecognized income tax benefits of $405.1 million related to its uncertain tax positions at September 30, 2023. The Company uses significant judgment in (1) determining whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (2) in measuring the tax benefit as the largest amount of benefit which is more likely than not to be realized upon ultimate settlement. The Company does not record any benefit for tax positions that do not meet the more-likely-than-not initial recognition threshold.

Auditing management’s analysis of its uncertain tax positions and resulting unrecognized income tax benefits involved especially subjective and complex judgments because each tax position carries unique facts and circumstances that require interpretation of laws, regulations and legal rulings, and other factors.

How We Addressed the Matter in Our Audit	We tested the Company’s controls that address the risks of material misstatement relating to uncertain tax positions. For example, we tested controls over management’s application of the two-step recognition and measurement principles, including management’s review of the inputs and resulting calculations of unrecognized income tax benefits.

To test the Company’s measurement and recording of its uncertain tax positions, our audit procedures included, among others, inspecting the Company’s analysis and related tax opinions to evaluate the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For example, we compared the recorded unrecognized income tax benefits to similar positions in prior periods and assessed management’s consideration of current tax controversy and litigation trends in similar positions challenged by tax authorities. In addition, we involved tax subject matter resources to evaluate the application of relevant tax laws in the Company’s recognition determination. We also evaluated the Company’s income tax disclosures in relation to these matters included in Note 7 to the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s or its predecessor’s auditor since at least 1975, but we are unable to determine the specific year.

Atlanta, Georgia

November 17, 2023

F2-128

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF 30 SEPTEMBER 2022 AND 2021 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED 30 SEPTEMBER 2022

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
(In millions, except per share data)	2022	2021	2020
Net sales	$21,256.5	$18,746.1	$17,578.8
Cost of goods sold	17,235.8	15,315.8	14,381.6
Gross profit	4,020.7	3,430.3	3,197.2
Selling, general and administrative excluding intangible amortization	1,932.6	1,759.3	1,624.4
Selling, general and administrative intangible amortization	350.4	357.1	400.5
(Gain) loss on disposal of assets	(16.9)	4.1	(16.3)
Multiemployer pension withdrawal expense (income)	0.2	(2.9)	(1.1)
Mineral rights impairment	26.0	—	—
Restructuring and other costs	401.6	31.5	112.7
Goodwill impairment	—	—	1,333.2
Operating profit (loss)	1,326.8	1,281.2	(256.2)
Interest expense, net	(318.8)	(372.3)	(393.5)
Loss on extinguishment of debt	(8.5)	(9.7)	(1.5)
Pension and other postretirement non-service income	157.4	134.9	103.3
Other (expense) income, net	(11.0)	10.9	9.5
Equity in income of unconsolidated entities	72.9	40.9	15.8
Income (loss) before income taxes	1,218.8	1,085.9	(522.6)
Income tax expense	(269.6)	(243.4)	(163.5)
Consolidated net income (loss)	949.2	842.5	(686.1)
Less: Net income attributable to noncontrolling interests	(4.6)	(4.2)	(4.8)
Net income (loss) attributable to common stockholders	$944.6	$838.3	$(690.9)
Basic earnings (loss) per share attributable to common stockholders	$3.64	$3.16	$(2.67)
Diluted earnings (loss) per share attributable to common stockholders	$3.61	$3.13	$(2.67)

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended September 30,
(In millions)	2022	2021	2020
Consolidated net income (loss)	$949.2	$842.5	$(686.1)
Other comprehensive income (loss), net of tax:
Foreign currency:
Foreign currency translation (loss) gain	(241.5)	124.3	(215.0)
Derivatives:
Deferred loss on cash flow hedges	(10.3)	(0.1)	(10.0)
Reclassification adjustment of net loss on cash flow hedges included in earnings	1.4	5.5	3.6
Defined benefit pension and other postretirement benefit plans:
Net actuarial (loss) gain arising during period	(216.3)	165.6	24.2
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	6.4	25.5	35.4
Prior service cost arising during period	(0.2)	(4.2)	(19.6)
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	6.1	4.5	3.8
Other comprehensive (loss) income, net of tax	(454.4)	321.1	(177.6)
Comprehensive income (loss)	494.8	1,163.6	(863.7)
Less: Comprehensive income attributable to noncontrolling interests	(5.4)	(4.5)	(4.5)
Comprehensive income (loss) attributable to common stockholders	$489.4	$1,159.1	$(868.2)

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CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions, except per share data)	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$260.2	$290.9
Accounts receivable (net of allowances of $66.3 and $68.1)	2,683.9	2,586.9
Inventories	2,317.1	2,173.3
Other current assets	689.8	597.6
Assets held for sale	34.4	10.9
Total current assets	5,985.4	5,659.6
Property, plant and equipment, net	10,081.4	10,570.1
Goodwill	5,895.2	5,959.2
Intangibles, net	2,920.6	3,318.8
Restricted assets held by special purpose entities	1,253.0	1,260.5
Prepaid pension asset	440.3	674.3
Other assets	1,829.6	1,811.8
Total assets	$28,405.5	$29,254.3

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$212.2	$168.8
Accounts payable	2,252.1	2,123.7
Accrued compensation and benefits	627.9	656.8
Other current liabilities	810.6	694.8
Total current liabilities	3,902.8	3,644.1
Long-term debt due after one year	7,575.0	8,025.3
Pension liabilities, net of current portion	189.4	254.7
Postretirement benefit liabilities, net of current portion	105.4	133.7
Non-recourse liabilities held by special purpose entities	1,117.8	1,127.3
Deferred income taxes	2,761.9	2,944.4
Other long-term liabilities	1,328.0	1,433.1
Commitments and contingencies (Note 17)
Redeemable noncontrolling interests	5.5	1.7
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common stock, $0.01 par value; 600.0 million shares authorized; 254.4 million and 265.0 million shares outstanding at September 30, 2022 and September 30, 2021, respectively	2.5	2.7
Capital in excess of par value	10,639.4	11,058.8
Retained earnings	2,214.4	1,607.9
Accumulated other comprehensive loss	(1,454.3)	(999.1)
Total stockholders’ equity	11,402.0	11,670.3
Noncontrolling interests	17.7	19.7
Total equity	11,419.7	11,690.0
Total liabilities and equity	$28,405.5	$29,254.3

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CONSOLIDATED STATEMENTS OF EQUITY

	Year Ended September 30,
(In millions, except per share data)	2022	2021	2020
Number of Shares of Common Stock Outstanding:
Balance at beginning of fiscal year	265.0	260.4	257.8
Issuance of common stock, net of stock received for tax withholdings	2.0	7.1	2.6
Purchases of common stock(1)	(12.6)	(2.5)	—
Balance at end of fiscal year	254.4	265.0	260.4
Common Stock:
Balance at beginning of fiscal year	$2.7	$2.6	$2.6
Issuance of common stock, net of stock received for tax withholdings	—	0.1	—
Purchases of common stock(1)	(0.2)	—	—
Balance at end of fiscal year	2.5	2.7	2.6
Capital in Excess of Par Value:
Balance at beginning of fiscal year	11,058.8	10,916.3	10,739.4
Compensation expense under share-based plans	93.4	88.5	130.3
Issuance of common stock, net of stock received for tax withholdings	11.9	158.8	46.6
Purchases of common stock(1)	(524.3)	(103.7)	—
Other	(0.4)	(1.1)	—
Balance at end of fiscal year	10,639.4	11,058.8	10,916.3
Retained Earnings:
Balance at beginning of fiscal year	1,607.9	1,031.6	1,997.1
Adoption of accounting standards(2)	—	(3.8)	73.5
Net income (loss) attributable to common stockholders	944.6	838.3	(690.9)
Dividends declared (per share - $1.00, $0.88 and $1.33)(3)	(263.0)	(236.3)	(348.1)
Issuance of common stock, net of stock received for tax withholdings	(2.1)	(0.5)	—
Purchases of common stock(1)	(73.0)	(21.4)	—
Balance at end of fiscal year	2,214.4	1,607.9	1,031.6
Accumulated Other Comprehensive Loss:
Balance at beginning of fiscal year	(999.1)	(1,319.9)	(1,069.2)
Adoption of ASU 2018-02 reclassification of stranded tax effects resulting from Tax Reform	—	—	(73.4)
Other comprehensive (loss) income, net of tax	(455.2)	320.8	(177.3)
Balance at end of fiscal year	(1,454.3)	(999.1)	(1,319.9)
Total Stockholders' equity	11,402.0	11,670.3	10,630.6
Noncontrolling Interests:(4)
Balance at beginning of fiscal year	19.7	16.9	14.3
Net (loss) income	(1.5)	1.7	2.7
Distributions and adjustments to noncontrolling interests	(0.5)	1.1	(0.1)
Balance at end of fiscal year	17.7	19.7	16.9
Total Equity	$11,419.7	$11,690.0	$10,647.5

(1)	In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021).
(2)	For fiscal 2021, the amount relates to the adoption of ASU 2016-13, “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. For fiscal 2020, the amount primarily relates to the adoption of ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”.
(3)	Includes cash dividends paid and dividend equivalent units on certain restricted stock units and restricted stock.
(4)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity in the consolidated balance sheets.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
(In millions)	2022	2021	2020
Operating activities:
Consolidated net income (loss)	$949.2	$842.5	$(686.1)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,488.6	1,460.0	1,487.0
Cost of real estate sold	—	—	16.1
Deferred income tax (benefit) expense	(98.2)	(38.3)	43.0
Share-based compensation expense	93.3	88.6	130.3
401 (k) match and company contribution in common stock	2.5	136.1	20.8
Pension and other postretirement funding more than expense (income)	(135.6)	(111.5)	(80.1)
Cash surrender value increase in excess of premiums paid	(2.0)	(49.4)	(25.2)
Equity in income of unconsolidated entities	(72.9)	(40.9)	(15.8)
Gain on sale of sawmill	—	(16.5)	—
Gain on sale of investment	—	(16.0)	—
Goodwill impairment	—	—	1,333.2
Other impairment adjustments	325.5	34.6	25.8
Mineral rights impairment	26.0	—	—
(Gain) loss on disposal of plant, equipment and other, net	(17.5)	3.7	(13.2)
Other	(2.5)	11.7	0.6
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(161.5)	(428.9)	30.5
Inventories	(310.4)	(200.0)	21.8
Other assets	79.1	(379.6)	(202.4)
Accounts payable	79.5	430.3	(86.4)
Income taxes	16.9	0.7	(27.6)
Accrued liabilities and other	(239.6)	552.8	98.4
Net cash provided by operating activities	2,020.4	2,279.9	2,070.7
Investing activities:
Capital expenditures	(862.6)	(815.5)	(978.1)
Cash paid for purchase of businesses, net of cash acquired	(7.0)	—	—
Proceeds from corporate owned life insurance	60.8	44.9	16.9
Proceeds from sale of sawmill	—	58.5	—
Proceeds from sale of investment	—	29.5	—
Proceeds from sale of property, plant and equipment	28.2	6.3	35.0
Proceeds from property, plant and equipment insurance settlement	1.7	3.2	6.5
Other	2.9	(2.9)	(1.8)
Net cash used for investing activities	(776.0)	(676.0)	(921.5)
Financing activities:
Proceeds from issuance of notes	—	—	598.6
Additions to revolving credit facilities	377.4	435.0	428.0
Repayments of revolving credit facilities	(373.3)	(415.0)	(528.2)
Additions to debt	503.2	259.9	696.4
Repayments of debt	(991.5)	(1,544.3)	(1,449.2)
Changes in commercial paper, net	—	—	(339.2)
Other debt additions (repayments), net	31.5	23.1	(80.3)
Issuances of common stock, net of related tax withholdings	5.0	18.2	22.2
Purchases of common stock	(600.0)	(122.4)	—
Cash dividends paid to stockholders	(259.5)	(233.8)	(344.5)
Other	25.9	(1.1)	(24.9)
Net cash used for financing activities	(1,281.3)	(1,580.4)	(1,021.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6.2	16.3	(28.6)
(Decrease) increase in cash, cash equivalents and restricted cash	(30.7)	39.8	99.5
Cash, cash equivalents and restricted cash at beginning of period	290.9	251.1	151.6
Cash, cash equivalents and restricted cash at end of period	$260.2	$290.9	$251.1

F2-133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we", "us", "our'', "WestRock" and "the Company" refer to the business of WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

WestRock is a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help our customers win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

Basis of Presentation and Principles of Consolidation

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results may differ from these estimates.

The consolidated financial statements include the accounts of WestRock and our partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary.

Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments without a readily determinable value in which we are not able to exercise significant influence over the investee are accounted under the measurement alternative (i.e., cost less impairment, adjusted for any qualifying observable price changes). Our investments accounted for under the equity method or the measurement alternative method are not material either individually or in the aggregate. We have eliminated all significant intercompany accounts and transactions. See "Note 7. Segment Information" for our equity method investments.

Reclassifications and Adjustments

Effective October 1, 2021, we reorganized our segment reporting to four reportable segments: Corrugated Packaging, Consumer Packaging, Global Paper and Distribution. Prior period amounts have been recast throughout the Notes to Consolidated Financial Statements, as applicable, to conform to the new segment structure. These changes did not impact our consolidated financial statements. See "Note 7 Segment Information" for additional information.

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

COVID Pandemic

The global impact of the COVID has affected our operational and financial performance to varying degrees. The extent of the effects of future public health crises, including a resurgence of COVID, or related containment measures and government responses are highly uncertain and cannot be predicted. Our net sales, primarily in the last half of fiscal 2020, were negatively impacted by COVID, and we have experienced and are currently experiencing higher supply chain costs and tight labor markets in part due to the impacts of COVID.

Ransomware Incident

As previously disclosed, on January 23, 2021 we detected a ransomware incident impacting certain of our systems. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. These actions included taking preventative measures, including shutting down certain systems out of an abundance of caution, as well as taking steps to supplement existing security monitoring, scanning and protective measures. We notified law enforcement and contacted our customers to apprise them of the situation.

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We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. Our teams worked to maintain our business operations and minimize the impact on our customers and team members. In our Form 10-Q for the second quarter of fiscal 2021, we announced that all systems were back in service. All of our mills and converting locations began producing and shipping paper and packaging at pre-ransomware levels in March 2021 or earlier. Our mill system production was approximately 115,000 tons lower than planned for the quarter ended March 31, 2021 as a result of this incident. While shipments from some of our facilities initially lagged behind production levels, this gap closed as systems were restored during the second quarter of fiscal 2021. In locations where technology issues were identified, we used alternative methods, in many cases manual methods, to process and ship orders. We systematically brought our information systems back online in a controlled, phased approach.

We estimated the pre-tax income impact of the lost sales and operational disruption of this incident on our operations in the second quarter of fiscal 2021 was approximately $50 million, as well as approximately $20 million of ransomware recovery costs, primarily professional fees. In addition, we incurred approximately $9 million of ransomware recovery costs in the third quarter of fiscal 2021. In the fourth quarter of fiscal 2021, we recorded a $15 million credit for preliminary recoveries - approximately $10 million as a reduction of SG&A excluding intangible amortization and approximately $5 million as a reduction of Cost of goods sold. In fiscal 2022, we recorded a $57.2 million credit for ransomware insurance recoveries. We recorded $50.6 million of business interruption recoveries as a reduction of Cost of goods sold and $6.6 million of direct cost recoveries as a reduction of SG&A excluding intangible amortization. We present ransomware recoveries received as Net cash provided by operating activities in our consolidated statements of cash flows. While we expect to recover substantially all of the remaining ransomware losses from cyber and business interruption insurance from various carriers in future periods, the recovery process proceeds from carrier to carrier up the coverage layers after the preceding layer is resolved, which lends itself to a lengthy process. Additionally, discussions and/or disputes over the extent of insurance coverage for claims are not uncommon and generally take time to be resolved.

In order to contain and remediate the cybersecurity incident, we engaged a leading cybersecurity defense firm to complete a forensics investigation and performed short-term mitigation actions in the latter half of 2021. Mitigations performed included the execution of a company-wide password reset and the deployment of security tooling across all our servers and workstations. Additionally, to address longer term security objectives, we developed a multi-year security and resiliency roadmap, aimed to strengthen the company's ability to detect, respond, and recover from security incidents. This roadmap included initiatives to bolster our information security posture across the enterprise, and to deploy technology and process improvements to allow for faster and more effective incident response and recovery. More specifically, key areas of focus for the resiliency roadmap included: strengthening security monitoring controls, improving security at our operating locations, automating identity and access management, expanding third-party security, modernizing the network and file and print infrastructure, and updating backup capabilities.

In fiscal 2022, we realized incremental progress against our resiliency objectives. We improved our mean-time-to-resolve security incidents, deployed endpoint detection and response technology across all of our workstation and server population, transitioned all of our local drives to cloud-based storage, and progressed against key goals to modernize the security and infrastructure of our operating locations. In fiscal 2023, we expect to continue our resiliency roadmap efforts. Quarterly progress, as well as key risks and issues, are reported to the Audit Committee for oversight and monitoring.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and the differences could be material.

We base our estimates on the current information available, our experiences and various other assumptions believed to be reasonable under the circumstances. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The global impact of the COVID pandemic may also affect our accounting estimates, which may materially change from period to period due to changing market factors. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

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Revenue Recognition

We generally recognize revenue on a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer. Additionally, we manufacture certain customized products that have no alternative use to us (since they are made to specific customer specifications), and we believe that for certain customers we have a legally enforceable right to payment for performance completed to date on these products, including a reasonable profit. For products that meet these two criteria, we recognize revenue "over time". This results in revenue recognition prior to the date of shipment or title transfer for these products and results in the recognition of a contract asset (unbilled receivables) with a corresponding reduction in finished goods inventory on our balance sheet.

We net provisions for discounts, returns, allowances, customer rebates and other adjustments against our gross sales. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers' destinations, as a component of cost of goods sold. When shipping and handling costs are included in the sales price charged for our products, they are recognized in net sales since we treat shipping and handling as fulfilment activities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values. We place our cash and cash equivalents primarily with large credit worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We derive our accounts receivable from revenue earned from customers located primarily in North America, South America, Europe, Asia and Australia. Given our diverse customer base, we have limited exposure to credit loss from any particular customer or industry segment, and hence we generally do not require collateral. We perform an evaluation of lifetime expected credit losses inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. The average of our receivables collection is within 30 to 60 days. We are a party to accounts receivable sales agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts. See "Note 12. Fair Value -Accounts Receivable Sales Agreements".

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We charge off receivables when they are determined to be no longer collectible. We recorded bad debt expense of $4.6 million and $19.9 million in fiscal 2022 and 2020, respectively, and a credit of $9.4 million in fiscal 2021.

The following table represents a summary of the changes in the reserve for allowance for doubtful accounts, returns and allowances and cash discounts for fiscal 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Balance at beginning of fiscal year	$68.1	$66.3	$53.2
Reduction in sales and charges to costs and expenses	261.9	236.5	270.8
Deductions	(263.7)	(234.7)	(257.7)
Balance at end of fiscal year	$66.3	$68.1	$66.3

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Inventories

We value our U.S. inventories at the lower of cost or market, with cost for the majority of our U.S. inventories determined on the last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out inventory valuation method ("FIFO") basis. These other inventories are primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies and aggregate to approximately 35% and 36% of FIFO cost of all inventory at September 30, 2022 and 2021, respectively. See "Note 9. Inventories" for additional information.

Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. Such methods include standard costs, or average costs computed by dividing the actual cost of goods manufactured by the tons produced and multiplying this amount by the tons of inventory on hand. Lastly, certain operations calculate a ratio, on a plant-by-plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items that are considered to be current period charges include, but are not limited to, production levels, freight, handling costs, and wasted materials (spoilage) that are determined to be abnormal. Costs include raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads. Our inventoried spare parts are measured at average cost.

Leased Assets

We adopted the provisions of ASC 842, "Leases" on October 1, 2019 using the modified retrospective approach and, as a result, did not restate prior periods. We elected the package of three practical expedients permitted within the standard pursuant to which we did not reassess initial direct costs, lease classification or whether our contracts contain or are leases. We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. We record our operating lease ROU assets and liabilities at the commencement date of the lease based on the present value of lease payments over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. As the implicit rate is not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease, which is updated on a monthly basis for measurement of new lease liabilities.

We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See "Note 14. Leases" for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-25 years
Transportation equipment	3-8 years

Generally, our machinery and equipment have estimated useful lives between 3 and 25 years; however, select portions of machinery and equipment primarily at our mills have estimated useful lives up to 44 years. Greater than 90% of the cost of our mill assets have useful lives of 25 years or less. Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years.

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Goodwill and Long-Lived Assets

In accordance with ASC 350, we review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We determine the fair value of each reporting unit using the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and the guideline public company method.

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is "more likely than not" that the fair value of a reporting unit exceeds its carrying amount. We generally do not attempt a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of our reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates, anticipated synergies and productivity improvements resulting from past acquisitions, capital expenditures and continuous improvement projects. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. Under the guideline public company method, we estimate the fair value of the reporting unit based on published EBITDA multiples of comparable public companies with similar operations and economic characteristics. The fair values determined by the discounted cash flow and guideline public company methods are weighted to arrive at the concluded fair value of the reporting unit. However, in instances where comparisons to our peers is less meaningful, no weight is placed on the guideline public company method to arrive at the concluded fair value of the reporting unit. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit's carrying amount over its fair value as required under ASU 2017-04 "Simplifying the Test for Goodwill lmpairmenf', which we early adopted starting with our fiscal 2020 annual goodwill impairment test on July 1, 2020.

During the fourth quarter of fiscal 2022, we completed our annual goodwill impairment testing. We considered factors such as, but not limited to, our expectations for the short-term and long-term impacts of COVID, macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 9.5% to 13.0%. We used perpetual growth rates ranging from 0.0% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values by more than 15% each. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points, the fair value of each of our reporting units would have continued to exceed its carrying value. No reporting unit failed the annual impairment test; however, the fair value of the Corrugated Packaging reporting unit only exceeded its carrying value by 15% at July 1, 2022. In our fiscal 2022 annual goodwill impairment analysis, projected future cash flows for the Corrugated Packaging reporting unit were discounted at 10.0%. Based on the discounted cash flow model and holding other valuation assumptions constant, the discount rate would have to be increased to 11.9%, in order for the estimated fair value of the reporting unit to fall below its carrying value.

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At September 30, 2022, the Corrugated Packaging, Consumer Packaging, Global Paper and Distribution reporting units had $2,802.8 million, $1,588.4 million, $1,366.5 million and $137.5 million of goodwill, respectively, which remained recoverable at the current year-end. Subsequent to our annual test, we monitored industry economic trends until the end of our fiscal year and determined no additional testing for goodwill impairment was warranted. We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years. Currently, we do not believe there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate impairment losses. However, we cannot predict or control market factors, including the impact of macroeconomic conditions, and there are certain risks inherent to our operations, as described in Item 1A. "Risk Factors". If actual results are not consistent with our assumptions and estimates, we may be exposed to additional impairment losses that could be material.

We follow the provisions included in ASC 360, "Property, Plant, and Equipment" in determining whether the carrying value of any of our long-lived assets, including ROU assets and amortizable intangibles other than goodwill, is impaired. The ASC 360 test is a three-step test for assets that are "held and used" as that term is defined by ASC 360. We determine whether indicators of impairment are present. We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques. We record assets classified as "held for sale" at the lower of their carrying value or estimated fair value less anticipated costs to sell. Our long-lived assets, including intangible assets remain recoverable.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. Estimated useful lives range from 1 to 40 years and have a weighted average life of approximately 15.7 years.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Cloud Computing Arrangements

We utilize cloud computing arrangements such as hosting arrangements which are service contracts, whereby we gain remote access to use software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Subscription fees are usually prepaid and recorded in operating expense over the related subscription period. Implementation costs for cloud computing arrangements are capitalized within Other current assets or Other assets if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. Amortization of capitalized implementation costs is recorded as operating expense on a straight-line basis over the term of the cloud computing arrangement, which is the non-cancellable period of the agreement, together with periods covered by renewal options which we are reasonably certain to exercise. The unamortized implementation costs related to our cloud computing arrangements were $4.1 million and $1.1 million at September 30, 2022 and 2021, respectively.

Restructuring and Other Costs

Our restructuring and other costs include primarily items such as restructuring portions of our operations, acquisition costs, integration costs and divestiture costs. We have restructured portions of our operations from time to time, have current restructuring initiatives taking place, and it is likely that we will engage in future restructuring activities.

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When we close a facility, if necessary, we recognize a write-down to reduce the carrying value of related property, plant and equipment and lease ROU assets to their fair value and record charges for severance and other employee-related costs. We reduce the carrying value of the assets classified as held for sale to their estimated fair value less cost to sell. Any subsequent change in fair value less cost to sell prior to disposition is recognized as it is identified; however, no gain is recognized in excess of the cumulative loss previously recorded unless the actual selling price exceeds the original carrying value upon its ultimate sale. For facility closures, we also generally expect to record costs for equipment relocation, facility carrying costs and costs to terminate a lease or contract before the end of its term.

Although specific circumstances vary, our strategy has generally been to consolidate our sales and operations into large well-equipped facilities that operate at high utilization rates and take advantage of available capacity created by operational excellence initiatives and/or further optimize our system following mergers and acquisitions or a changing business environment. Therefore, we generally transfer a substantial portion of each closed facility's production to our other facilities. We believe these actions have allowed us to more effectively manage our business.

Identifying and calculating the cost to exit operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities, including severance costs, contractual obligations, and the adjustments of property, plant and equipment and lease ROU assets to their fair value. We believe our estimates are reasonable, considering our knowledge of the industries we operate in, previous experience in exiting activities and valuations we may obtain from independent third parties. Although our estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. See "Note 4. Restructuring and Other Costs" for additional information, including a description of the type of costs incurred.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "Business Combinations", we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgments regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities

We estimate fair values in accordance with ASC 820 "Fair Value Measurement". ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 defines levels within the hierarchy based on the availability of quoted prices for identical items in active markets, similar items in active or inactive markets and valuation techniques using observable and unobservable inputs. We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in our fair value measurements.

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Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair values of our long-term debt are estimated using quoted market prices or are based on the discounted value of future cash flows. We disclose the fair value of long-term debt in "Note 13. Debt" and our pension and postretirement assets and liabilities in "Note 5. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including supplemental retirement savings plans ("Supplemental Plans") that are nonqualified deferred compensation plans pursuant to which assets are invested primarily in mutual funds, interest rate derivatives, commodity derivatives or other similar class of assets or liabilities, the fair value of which are not significant. We measure the fair value of our mutual fund investments based on quoted prices in active markets, and our derivative contracts, if any, based on discounted cash flows.

We measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, ROU assets related to operating leases, goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 4. Restructuring and Other Costs" for impairments associated with restructuring activities. Given the nature of nonfinancial assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could result in future impairment charges for goodwill and acquired intangible assets, or retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with business combinations. These adjustments could have a material impact on our financial condition and results of operations. We discuss fair values in more detail in "Note 12. Fair Value".

Derivatives

We are exposed to interest rate risk, commodity price risk and foreign currency exchange risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives. Interest rate swaps may be entered into to manage the interest rate risk associated with a portion of our outstanding debt. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or we may elect not to treat them as accounting hedges. Swaps or forward contracts on certain commodities may be entered into to manage the price risk associated with forecasted purchases or sales of those commodities. In addition, certain commodity financial derivative contracts and physical commodity contracts that are determined to be derivatives may not be designated as accounting hedges because either they do not meet the criteria for treatment as accounting hedges under ASC 815,"Derivatives and Hedging", or we elect not to treat them as accounting hedges under ASC 815. Generally, we elect the normal purchase, normal sale scope exception for physical commodity contracts that are determined to be derivatives. We may also enter into forward contracts to manage our exposure to fluctuations in foreign currency rates with respect to transactions denominated in foreign currencies. These also can either be designated for accounting purposes as cash flow hedges or not so designated. Derivative financial instruments are not used for trading or other speculative purposes.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the derivative agreements. Our credit exposure related to these financial instruments is represented by the fair value of contracts reported as assets. We manage our exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We may enter into financial derivative contracts that may contain credit-risk-related contingent features which could result in a counterparty requesting immediate payment or demanding immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

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We have at times entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

At September 30, 2022, the notional amount of foreign currency exchange contract derivative was 8.0 billion Mexican pesos ($389.9 million), with the fair value of $3.4 million presented within Other current assets. At September 30, 2021, the notional amount of foreign currency exchange contract derivative was $270.2 million. The fair value of this derivative instrument was not significant as of September 30, 2021. We did not designate our foreign currency exchange contract derivatives as accounting hedges.

At September 30, 2022, the notional amount of natural gas commodity derivatives was 18.3 million MMBtu, which are designated as cash flow hedges. The fair value of these derivatives was $12.0 million, which is presented within Other current liabilities. No natural gas commodity derivatives were outstanding at September 30, 2021. See "Note 18. Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)" for additional information regarding our foreign currency and natural gas commodity derivatives.

Health Insurance

We are self-insured for the majority of our group health insurance costs. However, we seek to limit our health insurance costs by entering into certain stop loss insurance coverage. Due to mergers, acquisitions and other factors, we may have plans that do not include stop loss insurance. We calculate our group health insurance reserve on an undiscounted basis based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves on an undiscounted basis based on estimated actuarially calculated development factors. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our workers' compensation costs.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. In the event we were to determine that we would be able to realize or not realize our deferred income tax assets in the future in their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase the provision for income taxes, respectively.

Certain provisions of ASC 740, "Income Taxes" provide that a tax benefit from an uncertain tax position may be recognized when it is "more likely than not" that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is "more likely than not" to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is "more likely than not" to be realized upon ultimate settlement. We do not record any benefit for the tax positions where we do not meet the "more likely than not" initial recognition threshold. Income tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized. We recognize interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution.

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On December 22, 2017, the U.S. enacted comprehensive tax legislation, commonly referred to as the Tax Act. As part of the enacted Tax Act, Global Intangible Low Taxed Income ("GILTI") provisions were introduced that would impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to treat any potential GILTI inclusions as a period cost during the year incurred.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. While we are still evaluating the impact that the Inflation Reduction Act will have on our financial results, we do not believe the impact will be material.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our consolidated balance sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in "Note 5. Retirement Plans", which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

The amount of unrecognized actuarial gains and losses recognized in the current year's operations is based on amortizing the unrecognized gains or losses for each plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as "the corridor''. The amount of unrecognized gain or loss that exceeds the corridor is amortized over the average future service of the plan participants or the average life expectancy of inactive plan participants for plans where all or almost all of the plan participants are inactive. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and our future expense.

Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, "Compensation - Stock Compensation". Pursuant to our incentive stock plans, we can grant options, restricted stock, restricted stock units and stock appreciation rights ("SAR" or "SARs") to employees and our non-employee directors. The grants generally vest over a period of up to three years depending on the nature of the award, except for non-employee director grants, which typically vest over a period of up to one year. The majority of our awards are restricted stock units granted to employees and generally contain performance or market conditions that must be met in conjunction with a service requirement for the shares to vest, others contain only a service requirement. We charge compensation expense under the plan to earnings over each award's individual vesting period. Forfeitures are estimated based on historical experience. In fiscal 2020, in connection with our WestRock Pandemic Action Plan we issued restricted stock units to the majority of our employees to replace their annual cash bonus. See "Note 20. Share-Based Compensation" for additional information.

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Asset Retirement Obligations

We account for asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations". A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset.

Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. Our asset retirement obligations consist primarily of landfill closure and post-closure costs at certain of our mills. At September 30, 2022, we had recorded liabilities of $96.0 million, $79.6 million in Other long-term liabilities and $16.4 million in Other current liabilities. At September 30, 2021, we had recorded $73.6 million, $73.1 million in Other long-term liabilities and the balance in Other current liabilities.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer certain expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the estimated interval until the next major maintenance activity or the life of the deferred item. This maintenance is generally performed every 12 to 24 months and has a significant impact on our results of operations in the period performed primarily due to lost production during the maintenance period. Planned major maintenance costs deferred at September 30, 2022 and 2021 were $121.8 million and $110.7 million, respectively. The assets are recorded as Other assets on the consolidated balance sheets.

Foreign Currency

We translate the assets and liabilities of our foreign operations from their functional currency into U.S. dollars at the rate of exchange in effect as of the balance sheet date. We reflect the resulting translation adjustments in equity. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of operations. We recorded a loss on foreign currency transactions of $5.0 million and $0.7 million in fiscal 2022 and 2021, respectively, and a gain on foreign currency transactions of $6.6 million in fiscal 2020.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of a remedial feasibility study and clear indication of remedial options. We adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable. See "Note 17. Commitments and Contingencies - Environmental."

New Accounting Standards - Adopted in fiscal 2022

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes". This ASU removes certain exceptions from recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also reduces complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020 (fiscal 2022 for us) and interim periods within those fiscal years. We adopted the provisions of ASU 2019-12 beginning October 1, 2021. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, "Leases (Topic 842): Lessors - Certain Leases with Variable Lease Payments". This ASU requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses at lease commencement if they were classified as sales-type or direct financing leases. For lessors that had adopted ASC 842, "Leases" as of July 19, 2021, when the amendments were issued, the amendments can be applied either retrospectively or prospectively and are effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us) and interim periods within those annual periods. Early adoption is permitted. We early adopted this ASU using the prospective transition approach beginning October 1, 2021. The adoption of this ASU did not have a material impact on our consolidated financial statements.

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New Accounting Standards - Pending to be Adopted in Fiscal 2023

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832) - Disclosures by Business Entities about Government Assistance". This ASU aims to increase the transparency of government assistance through the annual disclosure of the types of assistance, an entity's accounting for the assistance and the effect of the assistance on an entity's financial statements. This ASU is effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us), with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs can be adopted after their respective issuance dates through December 31, 2022. We are in process of reviewing and updating our contracts to a new reference rate. We have been addressing the LIBOR transition in our applicable debt facilities and have completed the transition on all of our significant facilities. See "Note 13. Debf' for additional information on our recent credit facility changes. We expect to adopt the provisions of this optional guidance in fiscal 2023. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

New Accounting Standards - Recently Issued

In September 2022, the FASB issued ASU 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us). We are evaluating the impact of this ASU.

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". This ASU clarifies that contractual sale restrictions should not be considered in measuring the fair value of equity securities. This ASU is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method'. This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". This ASU requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This ASU is intended to reduce diversity in practice and increase comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

Note 2. Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. As discussed above, effective October 1, 2021, we reorganized our segment reporting to four reportable segments and have recast prior period disclosures to conform to the new segment structure and modified the geographical markets presented. In fiscal 2020, we completed our real estate monetization and ceased reporting the results of the Land and Development segment as a separate segment. Therefore, we did not have any Land and Development sales in fiscal 2022 or 2021.

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The following tables summarize our disaggregated revenue by primary geographical markets for fiscal 2022, 2021 and 2020 (in millions):

	Year Ended September 30, 2022
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$8,264.7	$2,870.9	$5,344.8	$1,238.3	$(357.2)	$17,361.5
Canada	578.8	510.0	227.7	16.1	(7.5)	1,325.1
Latin America	456.4	194.4	230.7	164.5	(0.4)	1,045.6
EMEA	7.7	1,079.9	63.2	—	(0.3)	1,150.5
Asia Pacific	—	310.0	63.8	—	—	373.8
Total	$9,307.6	$4,965.2	5,930.2	$1,418.9	$(365.4)	$21,256.5

	Year Ended September 30, 2021
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$7,518.8	$2,463.7	$4,547.7	$1,105.9	$(318.9)	$15,317.2
Canada	519.3	473.0	205.2	19.7	(6.8)	1,210.4
Latin America	357.3	159.1	100.1	129.2	(0.3)	745.4
EMEA	5.1	1,038.2	62.7	—	—	1,106.0
Asia Pacific	—	299.9	67.3	—	(0.1)	367.1
Total	$8,400.5	$4,433.9	4,983.0	$1,254.8	$(326.1)	$18,746.1

	Year Ended September 30, 2020
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Land and Development	Intersegment Sales	Total
U.S.	$7,054.6	$2,416.5	$4,300.4	$987.1	$18.9	$(268.6)	$14,508.9
Canada	452.6	436.0	222.3	17.3	—	(3.5)	1,124.7
Latin America	275.1	120.3	118.0	98.0	—	(0.3)	611.1
EMEA	7.9	939.6	66.5	—	—	—	1,014.0
Asia Pacific	—	278.0	42.4	—	—	(0.3)	320.1
Total	$7,790.2	$4,190.4	$4,749.6	$1,102.4	$18.9	$(272.7)	$17,578.8

Revenue Contract Balances

Contract assets are rights to consideration in exchange for goods that we have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are reduced when the control of the goods passes to the customer. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2021	$199.1	$12.8
Ending balance - September 30, 2022	244.0	13.9
Increase	$44.9	$1.1

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Performance Obligations and Significant Judgments

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Note 3. Acquisitions and Investments

We account for acquisitions in accordance with ASC 805, "Business Combinations". The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date. There have been no significant acquisitions in the last three fiscal years.

Grupo Gondi Acquisition

On July 27, 2022, we announced our entry into an agreement to acquire the remaining 67.7% interest in Grupo Gondi for $970 million, plus the assumption of debt, representing an estimated implied enterprise value of $1.763 billion. Grupo Gondi is a leading integrated producer of corrugated and consumer packaging that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This tuck-in acquisition will provide us with further geographic and end market diversification as well as position us to continue to grow in the attractive Latin American market. The acquisition, which is subject to a number of customary closing conditions, including approval by regulatory authorities in Mexico, is expected to close by the end of this calendar year, after which we will consolidate Grupo Gondi into our financial statements.

Note 4. Restructuring and Other Costs

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs of $401.6 million, $31.5 million and $112.7 million for fiscal 2022, 2021 and 2020, respectively. Of these costs, $325.5 million, $12.6 million and $29.8 million were non-cash for fiscal 2022, 2021 and 2020, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture vary. We present our restructuring and other costs in more detail below.

The following table summarizes our Restructuring and other costs for fiscal 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Restructuring	$392.1	$28.5	$93.7
Other	9.5	3.0	19.0
Restructuring and Other Costs	$401.6	$31.5	$112.7

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete plant closures). A partial plant closure may consist of shutting down a machine and/or a workforce reduction. We have incurred various reduction in workforce actions, plant closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2022, we recorded various impairments and other charges associated with our decision to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at the St. Paul, MN mill, as reflected in the table below in the Global Paper segment. Both operations were expected to require significant capital investment to maintain and improve going forward, and the production of fluff pulp (at Panama City) was not a priority in our strategy to focus on higher value markets. Closing these operations allows us to redirect significant capital that would have been required to keep them competitive in the future to improve other key assets. We expect to record future restructuring charges, primarily associated with future carrying costs. The Panama City, FL mill had produced containerboard, primarily heavyweight kraft and fluff pulp, with a combined annual capacity of 645,000 tons of which approximately two-thirds was shipped to external customers. Select grades of containerboard previously produced at the mill are expected to be manufactured at other WestRock facilities. The corrugated medium manufacturing operations at St. Paul, MN had annual capacity of 200,000 tons of which approximately two-fifths was shipped to external customers.

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In fiscal 2021, our restructuring charges included an impairment of assets and a gain on lease termination associated with our Richmond, VA regional office (in Corporate). In fiscal 2020, our restructuring charges included those associated with the announced shutdown of a bleached paperboard machine at our Evadale, TX mill, employee costs due to merger and acquisition-related workforce reductions and a voluntary retirement program. Due to market factors in fiscal 2021, we decided to delay the machine shutdown at our Evadale, TX mill, and in fiscal 2022, we decided to cancel our plans to shut down the machine and reversed certain employee and other accrued restructuring charges. The machine is capable of swinging between selected grades (e.g., linerboard, bleached paperboard and pulp), and we intend to utilize the machine to produce selected grades based on demand.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment's Adjusted EBITDA, we highlight the segment to which the charges relate. As discussed in "Note 1. Description of Business and Summary of Significant Accounting Policies - Reclassifications and Adjustments", effective October 1, 2021, we reorganized our segment reporting to four reportable segments and have recast the prior year disclosure. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers. Prior to the completion of our Land and Development monetization program in fiscal 2020, we had an additional reportable segment which previously sold real estate, primarily in the Charleston, SC region.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the last three fiscal years, the cumulative recorded amount since we started the initiatives, and our estimate of the total we expect to incur (in millions):

	2022	2021	2020	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$0.3	$2.6	$0.4	$3.9	$3.9
Severance and other employee costs	0.5	4.7	7.5	29.2	29.2
Other restructuring costs	2.6	2.9	5.2	12.8	19.2
Restructuring total	$3.4	$10.2	$13.1	$45.9	$52.3

Consumer Packaging
PP&E and related costs	$—	$0.5	$1.0	$3.3	$3.3
Severance and other employee costs	6.2	9.7	19.4	36.5	36.5
Other restructuring costs	2.7	3.1	4.1	13.1	13.1
Restructuring total	$8.9	$13.3	$24.5	$52.9	$52.9

Global Paper
PP&E and related costs	$349.3	$0.2	$24.3	$400.6	$400.6
Severance and other employee costs	11.2	—	1.4	17.8	20.0
Other restructuring costs	8.0	0.1	5.5	28.9	115.0
Restructuring total	$368.5	$0.3	$31.2	$447.3	$535.6

Distribution
Severance and other employee costs	$—	$—	$0.2	$0.2	$0.2
Other restructuring costs	1.0	—	—	1.0	1.0
Restructuring total	$1.0	$—	$0.2	$1.2	$1.2

Land and Development
Severance and other employee costs	$—	$—	$—	$0.1	$0.1
Other restructuring costs	—	—	2.0	2.0	2.0
Restructuring total	$—	$—	$2.0	$2.1	$2.1

Corporate
PP&E and related costs	$2.0	$8.8	$—	$10.8	$10.8
Severance and other employee costs	3.0	0.9	21.1	62.5	62.5
Other restructuring costs	5.3	(5.0)	1.6	4.5	4.5
Restructuring total	$10.3	$4.7	$22.7	$77.8	$77.8

Total
PP&E and related costs	$351.6	$12.1	$25.7	$418.6	$418.6
Severance and other employee costs	20.9	15.3	49.6	146.3	148.5
Other restructuring costs	19.6	1.1	18.4	62.3	154.8
Restructuring total	$392.1	$28.5	$93.7	$627.2	$721.9

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We have defined "PP&E. and related costs" as used in this Note 4 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define "Other restructuring costs" as facility carrying costs, equipment and inventory relocation costs, lease or other contract termination costs, and other items.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as potential litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents acquisition, integration and divestiture costs that we incurred during the last three fiscal years (in millions):

	2022	2021	2020
Acquisition costs	$4.4	$0.5	$0.2
Integration costs	0.7	1.7	18.7
Divestiture costs	4.4	0.8	0.1
Other total	$9.5	$3.0	$19.0

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs" on our consolidated statements of operations for the last three fiscal years (in millions):

	2022	2021	2020
Accrual at beginning of fiscal year	$13.4	$17.2	$32.3
Additional accruals	33.4	17.4	51.3
Payments	(15.9)	(17.2)	(56.6)
Adjustment to accruals	(5.6)	(2.1)	(6.2)
Foreign currency rate changes and other	(0.1)	(1.9)	(3.6)
Accrual at end of fiscal year	$25.2	$13.4	$17.2

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Reconciliation of accruals and charges to restructuring and other costs (in millions):

	2022	2021	2020
Additional accruals and adjustments to accruals (see table above)	$27.8	$15.3	$45.1
PP&E and related costs	351.6	12.1	25.7
Severance and other employee costs	0.5	0.3	1.6
Acquisition costs	4.4	0.5	0.2
Integration costs	0.7	1.7	18.7
Divestiture costs	4.4	0.8	0.1
Other restructuring costs	12.2	0.8	21.3
Total restructuring and other costs, net	$401.6	$31.5	$112.7

Note 5. Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. We use a September 30 measurement date for our plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining salaried and non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension assets to several investment management firms across a variety of investment styles. Our defined benefit Investment Committee meets at least four times a year with our investment advisors to review each management firm's performance and monitors its compliance with its stated goals, our investment policy and applicable regulatory requirements in the U.S., Canada, and other jurisdictions.

Investment returns vary. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. Our qualified U.S. plans employ a liability matching strategy augmented with Treasury futures to materially hedge against interest rate risk. After consultation with our actuary and investment advisors, we adopted the target allocations in the table below for our pension plans in an effort to produce the desired performance. These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges or modify the allocations.

Our target asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	18%	23%	19%	21%
Fixed income investments	73%	73%	73%	74%
Short-term investments	1%	1%	1%	1%
Other investments	8%	3%	7%	4%
Total	100%	100%	100%	100%

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Our asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	18%	21%	21%	21%
Fixed income investments	70%	73%	71%	72%
Short-term investments	4%	2%	3%	2%
Other investments	8%	4%	5%	5%
Total	100%	100%	100%	100%

We manage our retirement plans in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder as well as applicable legislation in Canada and other foreign countries. Our investment policy objectives include maximizing long-term returns at acceptable risk levels, diversifying among asset classes, as applicable, and among investment managers, as well as establishing certain risk parameters within asset classes. We have allocated our investments within the equity and fixed income asset classes to sub-asset classes designed to meet these objectives. In addition, our other investments support multi-strategy objectives.

In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisors and evaluated criteria based on historical returns by asset class and long-term return expectations by asset class. We expect to contribute approximately $21 million to our U.S. and non-U.S. pension plans in fiscal 2023. However, it is possible that our assumptions or legislation may change, actual market performance may vary or we may decide to contribute a different amount. Therefore, the amount we contribute may vary materially. The expense for MEPPs for collective bargaining employees generally equals the contributions for these plans, excluding estimated accruals for withdrawal liabilities or adjustments to those accruals.

The weighted average assumptions used to measure the benefit plan obligations at September 30, were:

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.63%	5.12%	2.99%	2.63%
Interest crediting rate	3.08%	N/A	3.48%	N/A
Rate of compensation increase	2.50%	2.97%	2.50%	2.65%

At September 30, 2022, the discount rate for the U.S. pension plans was determined based on the yield on a theoretical portfolio of high-grade corporate bonds, and the discount rate for the non-U.S. plans was determined based on a yield curve developed by our actuary. The theoretical portfolio of high-grade corporate bonds used to select the September 30, 2022 discount rate for the U.S. pension plans includes bonds generally rated Aa- or better with at least $100 million outstanding par value and bonds that are non-callable (unless the bonds possess a "make whole" feature). The theoretical portfolio of bonds has cash flows that generally match our expected benefit payments in future years.

Our assumption regarding the future rate of compensation increases is reviewed periodically and is based on both our internal planning projections and recent history of actual compensation increases.

We typically review our expected long-term rate of return on plan assets periodically through an asset allocation study with either our actuary or investment advisor. In fiscal 2023, our expected rate of return used to determine net periodic benefit cost is 6.5% for our U.S. plans and 5.1% for our non-U.S. plans. Our expected rates of return in fiscal 2023 are based on an analysis of our long-term expected rate of return and our current asset allocation.

In December 2019, the USW ratified a new master agreement that applies to substantially all of our U.S. facilities represented by the USW. The agreement has a four-year term and covers a number of specific items, including wages, medical coverage and certain other benefit programs, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits us to apply its terms to USW employees who work at facilities we acquire during the term of the agreement.

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The following table shows the changes in benefit obligation, plan assets and funded status for the years ended September 30 (in millions):

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit Obligation:
Benefit Obligation at beginning of fiscal year	$5,239.1	$1,438.5	$5,264.5	$1,471.5
Service cost	40.8	7.0	42.5	8.6
Interest cost	152.1	36.1	154.6	32.7
Amendments	0.3	—	5.0	0.6
Actuarial (gain) loss	(1,317.1)	(340.1)	20.7	(66.1)
Plan participant contributions		1.7		1.9
Benefits paid	(246.9)	(77.6)	(248.2)	(78.0)
Curtailments	—	0.2	—	—
Settlements	(1.8)	(2.4)	—	(1.4)
Foreign currency rate changes	—	(128.1)	—	68.7
Benefit obligation at end of fiscal year	$3,866.5	$935.3	$5,239.1	$1,438.5

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$5,627.0	$1,455.7	$5,369.7	$1,418.0
Actual (loss) gain on plan assets	(1,281.4)	(322.1)	491.9	38.7
Employer contributions	13.0	8.2	13.6	9.6
Plan participant contributions	—	1.7	—	1.9
Benefits paid	(246.9)	(77.6)	(248.2)	(78.0)
Settlements	(1.8)	(2.5)	—	(1.4)
Foreign currency rate changes	—	(133.7)	—	66.9
Fair value of plan assets at end of fiscal year	$4,109.9	$929.7	$5,627.0	$1,455.7
Funded (unfunded) status	$243.4	$(5.6)	$387.9	$17.2

Amounts recognized in the Consolidated Balance Sheets:
Prepaid pension asset	$379.1	$61.2	$566.8	$107.5
Other current liabilities	(11.7)	(1.4)	(13.5)	(1.0)
Pension liabilities, net of current portion	(124.0)	(65.4)	(165.4)	(89.3)
Over (under) funded status at end of fiscal year	$243.4	$(5.6)	$387.9	$17.2

The actuarial (gain) loss in benefit obligation for the U.S. Plans and Non-U.S. Plans is generally driven by a change in discount rates and to a lesser degree the rate of compensation change in the Non-U.S. Plans.

Certain U.S. plans have benefit obligations in excess of plan assets. These plans, which consist primarily of non-qualified plans, have aggregate projected benefit obligations of $164.5 million, aggregate accumulated benefit obligations of $164.5 million, and aggregate fair value of plan assets of $28.8 million at September 30, 2022. Our qualified U.S. plans were in a net overfunded position at September 30, 2022.

The accumulated benefit obligation of U.S. and non-U.S. pension plans was $4,779.1 million and $6,627.1 million at September 30, 2022 and 2021, respectively.

F2-152

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic pension cost, including noncontrolling interest, consist of (in millions):

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$849.8	$155.6	$573.1	$125.9
Prior service cost	34.6	1.8	42.4	2.6
Total accumulated other comprehensive loss	$884.4	$157.4	$615.5	$128.5

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2022	2021	2020
Net actuarial loss (gain) arising during period	$315.3	$(208.0)	$(26.2)
Amortization and settlement recognition of net actuarial loss	(8.9)	(34.5)	(48.2)
Prior service cost arising during period	0.2	5.6	25.0
Amortization of prior service cost	(8.9)	(8.4)	(7.8)
Net other comprehensive loss (income) recognized	$297.7	$(245.3)	$(57.2)

The net periodic pension income recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2022	2021	2020
Service cost	$47.8	$51.1	$52.6
Interest cost	188.2	187.3	198.6
Expected return on plan assets	(368.6)	(368.1)	(362.3)
Amortization of net actuarial loss	8.8	34.2	46.8
Amortization of prior service cost	8.4	8.4	7.5
Curtailment loss	0.5	—	0.4
Settlement loss	0.1	0.4	1.4
Company defined benefit plan income	(114.8)	(86.7)	(55.0)
Multiemployer and other plans	1.5	1.6	2.0
Net pension income	$(113.3)	$(85.1)	$(53.0)

The Multiemployer and other plans line in the table above excludes the estimated withdrawal liabilities recorded. See "Note 5. Retirement Plans - Multiemployer Plans" for additional information.

The consolidated statements of operations line item "Pension and other postretirement non-service income" is equal to the non-service elements of our "Company defined benefit plan income" and our "Net postretirement cost" outlined in this note.

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2022		2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.99%	2.63%	3.01%	2.16%	3.35%	2.42%
Interest crediting rate	3.48%	N/A	3.47%	N/A	4.22%	N/A
Rate of compensation increase	2.50%	2.65%	2.50%	2.68%	3.00%	2.65%
Expected long-term rate of return on plan assets	5.75%	3.81%	6.00%	3.73%	6.25%	4.26%

F2-153

For our U.S. pension and postretirement plans, we considered the mortality tables and improvement scales published by the Society of Actuaries and evaluated our specific mortality experience to establish mortality assumptions. Based on our experience and in consultation with our actuaries, for fiscal 2022, 2021 and 2020 we utilized the base Pri-2012 mortality tables with specific gender and job classification increases applied for fiscal 2022 ranging from 7% to 14%, fiscal 2021 ranging from 6% to 13% and for fiscal 2020 ranging from 5% to 12%.

For our Canadian pension and postretirement plans, we utilized the 2014 Private Sector Canadian Pensioners Mortality Table adjusted to reflect industry and our mortality experience for fiscal 2022, 2021 and 2020. As of September 30, 2022, these adjustment factors were updated to reflect the most recent mortality experience.

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Pension Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2023	$275.9	$90.9
Fiscal 2024	$279.9	$68.8
Fiscal 2025	$287.0	$68.7
Fiscal 2026	$290.0	$68.3
Fiscal 2027	$281.8	$68.2
Fiscal Years 2028 - 2032	$1,436.1	$338.0

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2022 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$150.7	$150.7	$—
Non-U.S. equities (1)	85.9	85.9	—
Fixed income securities:
U.S. government securities (2)	164.3	—	164.3
Non-U.S. government securities (3)	74.5	—	74.5
U.S. corporate bonds (3)	2,173.7	95.4	2,078.3
Non-U.S. corporate bonds (3)	545.0		545.0
Other fixed income (4)	223.1	—	223.1
Short-term investments (5)	181.9	181.9	—
Benefit plan assets measured in the fair value hierarchy	$3,599.1	$513.9	$3,085.2
Assets measured at NAV (6)	1,440.5
Total benefit plan assets	$5,039.6

F2-154

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2021 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities(1)	$275.1	$275.1	$—
Non-U.S. equities (1)	9.4	9.4	—
Fixed income securities:
U.S. government securities(2)	292.4	—	292.4
Non-U.S. government securities(3)	113.2	—	113.2
U.S. corporate bonds (3)	2,987.8	137.6	2,850.2
Non-U.S. corporate bonds (3)	511.1		511.1
Other fixed income(4)	435.5	—	435.5
Short-term investments(5)	195.5	195.5	—
Benefit plan assets measured in the fair value hierarchy	$4,820.0	$617.6	$4,202.4
Assets measured at NAV(6)	2,262.7
Total benefit plan assets	$7,082.7

(1)	Equity securities are comprised of the following investment types: (i) common stock, (ii) preferred stock, and (iii) equity exchange traded funds. Level 1 investments in common and preferred stocks and exchange traded funds are valued using quoted market prices multiplied by the number of shares owned.

(2)	U.S. government securities include treasury and agency debt. These investments are valued using broker quotes in an active market.

(3)	The level 1 non-U.S. government securities investment is an exchange cleared swap valued using quoted market prices. The level 1 U.S. corporate bonds category is primarily comprised of U.S. dollar denominated investment grade securities and valued using quoted market prices. Level 2 investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(4)	Other fixed income is comprised of municipal and asset-backed securities. Investments are valued utilizing a market approach that includes various valuation techniques and sources, such as broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads and/or other applicable reference data.

(5)	Short-term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in interest-bearing accounts.

(6)	Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

F2-155

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of September 30, 2022 and 2021 (in millions):

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
September 30, 2022
Hedge funds (1)	$26.4	Monthly	Up to 30 days	$-
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,031.9	Monthly	Up to 60 days	199.7
Fixed income and fixed income related instruments (3)	382.2	Monthly	Up to 10 days	—
	$1,440.5			$199.7
September 30, 2021
Hedge funds (1)	$38.9	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,498.2	Monthly	Up to 60 days	171.7
Fixed income and fixed income related instruments (3)	725.6	Monthly	Up to 10 days	—
	$2,262.7			$171.7

(1)	Hedge fund investments are primarily made through shares of limited partnerships or similar structures. Hedge funds are typically valued monthly by third-party administrators that have been appointed by the funds' general partners.

(2)	Commingled fund investments are valued at the NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

(3)	Fixed income and fixed income related instruments consist of commingled debt funds, which are valued at their NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

We maintain holdings in certain private equity partnerships and private real estate investments for which a liquid secondary market does not exist. The private equity partnerships are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparisons technique include earnings before interest, taxes, depreciation and amortization multiples in other comparable third-party transactions, price to earnings ratios, liquidity, current operating results, as well as input from general partners and other pertinent information. Private equity investments have been valued using NAV as a practical expedient.

Private real estate investments are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparison technique include a combination of third-party appraisals, replacement cost, and comparable market prices. Private real estate investments have been valued using NAV as a practical expedient.

Equity-related investments are hedged equity investments in a commingled fund that consist primarily of equity indexed investments which are hedged by options and also hold collateral in the form of short-term treasury securities. Equity related investments have been valued using NAV as a practical expedient.

Postretirement Plans

The postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Postretirement Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.57%	7.56%	2.98%	6.45%

F2-156

The following table shows the changes in benefit obligation, plan assets and funded status for the fiscal years ended September 30 (in millions):

	Postretirement Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$86.4	$58.3	$93.6	$62.5
Service cost	0.6	0.4	0.6	0.6
Interest cost	2.6	3.8	2.8	3.1
Actuarial gain	(16.3)	(9.8)	(6.1)	(8.1)
Benefits paid	(4.8)	(2.8)	(4.5)	(2.8)
Foreign currency rate changes	—	(1.6)	—	3.0
Benefit obligation at end of fiscal year	$68.5	$48.3	$86.4	$58.3

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$—	$—	$—	$—
Employer contributions	4.8	2.8	4.5	2.8
Benefits paid	(4.8)	(2.8)	(4.5)	(2.8)
Fair value of plan assets at end of fiscal year	$—	$—	$—	$—
Underfunded Status	$(68.5)	$(48.3)	$(86.4)	$(58.3)

Amounts recognized in the Consolidated Balance Sheets:
Other current liabilities	$(8.7)	$(2.7)	$(8.2)	$(2.8)
Postretirement benefit liabilities, net of current portion	(59.8)	(45.6)	(78.2)	(55.5)
Underfunded status at end of fiscal year	$(68.5)	$(48.3)	$(86.4)	$(58.3)

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic postretirement cost, including noncontrolling interest, consist of (in millions):

	Postretirement Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial (gain) loss	$(32.2)	$(4.8)	$(16.1)	$(4.8)
Prior service (credit) cost	(2.3)	1.0	(3.2)	1.1
Total accumulated other comprehensive (income) loss	$(34.5)	$(3.8)	$(19.3)	$(5.9)

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Postretirement Plans
	2022	2021	2020
Net actuarial gain arising during period	$(26.2)	$(14.2)	$(8.4)
Amortization and settlement recognition of net actuarial gain (loss)	0.5	0.6	(0.1)
Prior service cost arising during period	—	—	1.9
Amortization or curtailment recognition of prior service credit	0.7	2.4	2.7
Net other comprehensive income recognized	$(25.0)	$(11.2)	$(3.9)

The net periodic postretirement cost recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Postretirement Plans
	2022	2021	2020
Service cost	$1.0	$1.2	$1.3
Interest cost	6.4	5.9	6.9
Amortization of net actuarial (gain) loss	(0.5)	(0.6)	0.1
Amortization of prior service credit	(0.7)	(2.4)	(2.7)
Net postretirement cost	$6.2	$4.1	$5.6

F2-157

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") are as follows at September 30, 2022:

U.S. Plans
Health care cost trend rate assumed for next year	4.90%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.00%
Year the rate reaches the ultimate trend rate	2047

Non-U.S. Plans
Health care cost trend rate assumed for next year	5.68%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.68%
Year the rate reaches the ultimate trend rate	2022

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Postretirement Plans
	2022		2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.98%	6.45%	3.00%	4.84%	3.34%	5.64%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Postretirement Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2023	$8.7	$2.7
Fiscal 2024	$7.5	$2.8
Fiscal 2025	$6.9	$2.9
Fiscal 2026	$6.5	$3.0
Fiscal 2027	$6.1	$3.1
Fiscal Years 2028 – 2032	$26.6	$17.6

Multiemployer Plans

We participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. The risks of participating in MEPPs are different from the risks of participating in single-employer pension plans. These risks include (i) assets contributed to a MEPP by one employer are used to provide benefits to employees of all participating employers, (ii) if a participating employer withdraws from a MEPP, the unfunded obligations of the MEPP allocable to such withdrawing employer may be borne by the remaining participating employers, and (iii) if we withdraw from a MEPP, we may be required to pay that plan an amount based on our allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability, as well as a share of the MEPP's accumulated funding deficiency.

Contributions to MEPPs are established by the applicable CBAs; however, our required contributions may increase based on the funded status of a MEPP and legal requirements, such as those set forth in the Pension Act, which requires substantially underfunded MEPPs to implement a FIP or a RP to improve their funded status. Contributions to MEPPs are individually and in the aggregate not material.

F2-158

In the normal course of business, we evaluate our potential exposure to MEPPs, including with respect to potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from PIUMPF and Central States, and recorded estimated withdrawal liabilities for each. The PIUMPF estimated withdrawal liability assumed both a payment for withdrawal liability and for our proportionate share of PIUMPF's accumulated funding deficiency. The estimated withdrawal liability excludes the potential impact of a future mass withdrawal of other employers from PIUMPF, which was not considered probable or reasonably estimable and was discounted at a credit adjusted risk free rate. Subsequently, we continued to refine the estimate of the withdrawal liability, the impact of which was not significant. It is reasonably possible that we may incur withdrawal liabilities with respect to certain other MEPPs in connection with such withdrawals. Our estimate of any such withdrawal liability, both individually and in the aggregate, is not material for the remaining plans in which we participate.

In September 2019, we received a demand from PIUMPF asserting that we owe $170.3 million on an undiscounted basis (approximately $0.7 million per month for the next 20 years) with respect to our withdrawal liability. The initial demand did not address any assertion of liability for PIUMPF's accumulated funding deficiency. In October 2019, we received two additional demand letters from PIUMPF related to a subsidiary of ours asserting that we owe $2.3 million on an undiscounted basis to be paid over 20 years with respect to the subsidiary's withdrawal liability and $2.0 million for its accumulated funding deficiency. We received an updated demand letter decreasing the accumulated funding deficiency demand from $2.0 million to $1.3 million in April 2020. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. We dispute the PIUMPF accumulated funding deficiency demands. We began making monthly payments (approximately $0.7 million per month for 20 years) for these withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands.

In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter.

At September 30, 2022 and September 30, 2021, we had withdrawal liabilities recorded of $214.7 million and $247.1 million, respectively including liabilities associated with PIUMPF's accumulated funding deficiency demands. The decrease in withdrawal liabilities in fiscal 2022 as compared to the end of fiscal 2021 was primarily due to an increase in interest rates.

With respect to certain other MEPPs, in the event we withdraw from one or more of the MEPPs in the future, it is reasonably possible that we may incur withdrawal liabilities in connection with such withdrawals. Our estimate of any such withdrawal liabilities, both individually and in the aggregate, are not material for the remaining plans in which we participate.

Approximately 55% of our hourly employees are covered by CBAs in the U.S. and Canada, of which approximately 32% are covered by CBAs that expire within one year and another 27% are covered by CBAs that have expired.

Defined Contribution Plans

We have 401(k) and other defined contribution plans that cover certain of our U.S., Canadian and other non-U.S. salaried union and nonunion hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, CBAs, and other non-U.S. defined contribution programs, we have plans with varied terms. At September 30, 2022, our contributions may be up to 7.5% for U.S. salaried and non-union hourly employees, consisting of a match of up to 5% and an automatic employer contribution of 2.5%. Certain other employees who receive accruals under a defined benefit pension plan, as well as certain employees covered by CBAs and non-U.S. defined contribution programs generally receive up to a 3.0% to 4.0% contribution to their 401(k) plan or defined contribution plan. During fiscal 2022, 2021 and 2020, we recorded expense of $169.5 million, $164.7 million and $150.1 million, respectively, related to employer contributions to the 401(k) plans and other defined contribution plans, including the automatic employer contribution. In connection with the WestRock Pandemic Action Plan, we funded our matching contributions to the WestRock Company 401(k) Retirement Savings Plan in Common Stock effective July 1, 2020 and ending September 30, 2021 (final period funded in October 2021).

F2-159

Supplemental Retirement Plans

We have Supplemental Plans that are nonqualified deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans are our unsecured obligations and rank equally with our other unsecured and unsubordinated indebtedness outstanding. Participants' accounts are credited with investment gains and losses under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. At September 30, 2022, the Supplemental Plans had assets totaling $140.9 million that are recorded at market value, and liabilities of $138.7 million. The investment alternatives available under the Supplemental Plans are generally similar to investment alternatives available under 401(k) plans. The amount of expense we recorded for the current fiscal year and the preceding two fiscal years was not significant.

Note 6.	Income Taxes

The components of income (loss) before income taxes are as follows (in millions):

	Year Ended September 30,
	2022	2021	2020
United States	$860.4	$822.4	$(440.7)
Foreign	358.4	263.5	(81.9)
Income (loss) before income taxes	$1,218.8	$1,085.9	$(522.6)

Income tax expense consists of the following components (in millions):

	Year Ended September 30,
	2022	2021	2020
Current income taxes:
Federal	$205.2	$171.2	$31.6
State	44.9	27.2	23.5
Foreign	116.1	78.4	66.8
Total current expense	366.2	276.8	121.9
Deferred income taxes:
Federal	(67.3)	(39.0)	42.4
State	(16.2)	(10.2)	6.2
Foreign	(13.1)	15.8	(7.0)
Total deferred (benefit) expense	(96.6)	(33.4)	41.6
Total income tax expense	$269.6	$243.4	$163.5

During fiscal 2022, 2021 and 2020, cash paid for income taxes, net of refunds, was $335.2 million, $271.9 million and $147.2 million, respectively.

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,
	2022	2021	2020 (1)
Statutory federal tax rate	21.0%	21.0%	21.0%
Foreign rate differential	2.1	0.9	(1.1)
Adjustment and resolution of federal, state and foreign tax uncertainties	(0.4)	0.1	2.7
State taxes, net of federal benefit	1.6	2.0	(0.3)
Excess tax benefit related to stock compensation	0.1	0.2	(0.5)
Research and development and other tax credits, net of reserves	(1.2)	(0.5)	3.7
(Loss) income attributable to noncontrolling interest	(0.1)	0.1	0.1
Change in valuation allowance	0.7	2.8	(4.1)
Goodwill impairment	—	—	(51.2)
Nontaxable increased cash surrender value	—	(1.1)	1.3
Withholding taxes	0.5	0.2	(0.7)
Foreign derived intangible income	(1.0)	(1.2)	1.3
Deferred rate change	(0.6)	(1.0)	(1.8)
Brazilian net worth deduction	(1.1)	(0.7)	1.7
Other, net	0.5	(0.4)	(3.4)
Effective tax rate	22.1%	22.4%	(31.3)%

(1)	The negative tax rate for fiscal year 2020 is the result of applying total income tax expense to the loss before income taxes. The signs within the table are consequently the opposite compared to fiscal 2022 and 2021.

F2-160

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist of the following (in millions):

	September 30,
	2022	2021
Deferred income tax assets:
Accruals and allowances	$—	$6.7
Employee related accruals and allowances	107.6	119.0
State net operating loss carryforwards, net of federal benefit	43.6	57.5
State credit carryforwards, net of federal benefit	89.7	84.9
Federal and foreign net operating loss carryforwards	165.8	193.6
Restricted stock and options	26.7	30.2
Lease liabilities	177.4	177.1
Other	44.6	42.1
Total	655.4	711.1
Deferred income tax liabilities:
Accruals and allowances	9.0	—
Property, plant and equipment	1,669.5	1,805.2
Deductible intangibles and goodwill	724.1	796.6
Inventory reserves	261.4	243.5
Deferred gain	272.8	272.8
Basis difference in joint ventures	35.9	32.9
Pension	2.7	36.3
Right-of-use assets	166.1	164.9
Total	3,141.5	3,352.2
Valuation allowances	248.8	277.5
Net deferred income tax liability	$2,734.9	$2,918.6

Deferred taxes are recorded as follows in the consolidated balance sheets (in millions):

	September 30,
	2022	2021
Long-term deferred tax asset (1)	$27.0	$25.8
Long-term deferred tax liability	2,761.9	2,944.4
Net deferred income tax liability	2,734.9	2,918.6

(1)	The long-term deferred tax asset is presented in Other noncurrent assets on the consolidated balance sheets.

At September 30, 2022 and 2021, we had gross U.S. federal net operating losses of approximately $1.2 million and $2.7 million, respectively.

These loss carryforwards expire in fiscal 2031.

At September 30, 2022 and 2021, we had gross state and local net operating losses, of approximately $969 million and $1,190 million, respectively. These loss carryforwards generally expire between fiscal 2023 and 2041. The tax effected values of these net operating losses are $43.6 million and $57.5 million at September 30, 2022 and 2021, respectively, exclusive of valuation allowances of $17.7 million and $20.4 million at September 30, 2022 and 2021, respectively.

F2-161

At September 30, 2022 and 2021, gross net operating losses for foreign reporting purposes of approximately $667.2 million and $779.1 million, respectively, were available for carryforward. A majority of these loss carryforwards generally expire between fiscal 2023 and 2041, while a portion have an indefinite carryforward. The tax effected values of these net operating losses are $165.5 million and $193.0 million at September 30, 2022 and 2021, respectively, exclusive of valuation allowances of $143.8 million and $177.6 million at September 30, 2022 and 2021, respectively.

At September 30, 2022 and 2021, we had state tax credit carryforwards of $89.7 million and $84.9 million, respectively. These state tax credit carryforwards generally expire within 5 to 10 years; however, certain state credits can be carried forward indefinitely. Valuation allowances of $81.1 million and $76.3 million at September 30, 2022 and 2021, respectively, have been provided on these assets. These valuation allowances have been recorded due to uncertainty regarding our ability to generate sufficient taxable income in the appropriate taxing jurisdiction.

The following table represents a summary of the valuation allowances against deferred tax assets for fiscal 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Balance at beginning of fiscal year	$277.5	$257.5	$218.0
Increases	12.3	22.2	46.2
Reductions	(41.0)	(2.2)	(6.7)
Balance at end of fiscal year	$248.8	$277.5	$257.5

Consistent with prior years, we consider a portion of our earnings from certain foreign subsidiaries as subject to repatriation and we provide for taxes accordingly. However, we consider the unremitted earnings and all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any taxes that would be due.

As of September 30, 2022, we estimate our outside basis difference in foreign subsidiaries that are considered indefinitely reinvested to be approximately $1.2 billion. The components of the outside basis difference are comprised of acquisition accounting adjustments, undistributed earnings, and equity components. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of September 30, 2022, the determination of the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis differences is not practicable.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	2022	2021	2020
Balance at beginning of fiscal year	$199.5	$206.7	$224.3
Additions for tax positions taken in current year(1)	1.8	2.7	5.0
Additions for tax positions taken in prior fiscal years	27.6	10.8	11.7
Reclassification to unrecognized tax benefit (1)	—	—	(16.7)
Reductions due to settlement	(0.8)	—	—
Additions (reductions) for currency translation adjustments	(1.1)	1.5	(8.8)
Reductions as a result of a lapse of the applicable statute of limitations	(31.5)	(22.2)	(8.8)
Balance at end of fiscal year	$195.5	$199.5	$206.7

(1)	Reductions taken in fiscal 2020 include primarily positions taken related to foreign subsidiaries.

As of September 30, 2022 and 2021, the total amount of unrecognized tax benefits was approximately $195.5 million and $199.5 million, respectively, exclusive of interest and penalties. Of these balances, as of September 30, 2022 and 2021, if we were to prevail on all unrecognized tax benefits recorded, approximately $188.1 million and $188.7 million, respectively, would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution. See "Note 17. Commitments and Contingencies — Brazil Tax Liability"

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As of September 30, 2022 and 2021, we had liabilities of $85.0 million and $79.7 million, respectively, related to estimated interest and penalties for unrecognized tax benefits. Our results of operations for fiscal 2022, 2021 and 2020 include expense of $3.8 million, $4.4 million and

$6.6 million, respectively, net of indirect benefits, related to estimated interest and penalties with respect to the liability for unrecognized tax benefits. As of September 30, 2022, it is reasonably possible that our unrecognized tax benefits will decrease by up to $30.1 million in the next 12 months due to expiration of various statutes of limitations and settlement of issues.

We file federal, state and local income tax returns in the U.S. and various foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to fiscal 2018 and state and local income tax examinations by tax authorities for years prior to fiscal 2011. We are no longer subject to non-U.S. income tax examinations by tax authorities for years prior to fiscal 2009, except for Brazil for which we are not subject to tax examinations for years prior to 2006. While we believe our tax positions are appropriate, they are subject to audit or other modifications and there can be no assurance that any modifications will not materially and adversely affect our results of operations, financial condition or cash flows.

Note 7.	Segment Information

Effective October 1, 2021, we reorganized our reportable segments due to changes in our organizational structure and how our CODM makes key operating decisions, allocates resources and assesses the performance of our business. We believe the new segments provide greater visibility into the vertical integration between our mills and converting operations as well as the value of a diversified portfolio of assets, and helps us highlight the performance of our portfolio. Our reportable segments now are:

•	Corrugated Packaging, which consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products;

•	Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons and interior partitions;

•	Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

•	Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

Effective October 1, 2021, Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, "Segment Reporting" because it is used by our CODM to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. These items can be found in the selected operating data table below after Adjusted EBITDA. Management believes excluding these items is useful in the evaluation of operating performance from period to period because they are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments. We have recast prior periods presented to conform with the new segment structure. These changes did not impact our consolidated financial statements. In connection with the reorganization of our reportable segments, we changed the amount of previously non-allocated expenses.

Prior to the reorganization, the Company had two reportable segments: Corrugated Packaging and Consumer Packaging. Prior to the completion of our monetization program in fiscal 2020, we had a third reportable segment, Land and Development, which previously sold real estate, primarily in the Charleston, SC region.

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Some of our operations are located in locations such as Canada, Latin America, EMEA and Asia Pacific. The table below reflects financial data of our foreign operations for each of the past three fiscal years, some of which were transacted in U.S. dollars (in millions):

	Years Ended September 30,
	2022	2021	2020
Net sales (unaffiliated customers):
U.S.	$17,361.5	$15,317.2	$14,508.9
Canada	1,325.1	1,210.4	1,124.7
Latin America	1,045.6	745.4	611.1
EMEA	1,150.5	1,106.0	1,014.0
Asia Pacific	373.8	367.1	320.1
Total	$21,256.5	$18,746.1	$17,578.8

	Years Ended September 30,
	2022	2021	2020
Long-lived assets:
U.S.	$9,278.2	$9,654.6	$9,962.5
Canada	391.4	413.0	382.1
Latin America (1)	719.0	725.8	639.9
EMEA	320.4	364.9	362.8
Asia Pacific	72.0	87.8	90.2
Total	$10,781.0	$11,246.1	$11,437.5

The accounting policies of the reportable segments are the same as those described in "Note 1. Description of Business and Summary of Significant Accounting Policies". We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income of unconsolidated entities in Adjusted EBITDA, as well the related investments in segment identifiable assets. These amounts are included in the segment tables that follow.

The following tables show selected financial data for our segments (in millions):

	Years Ended September 30,
	2022	2021	2020
Net sales (aggregate):
Corrugated Packaging	$9,307.6	$8,400.5	$7,790.2
Consumer Packaging	4,965.2	4,433.9	4,190.4
Global Paper	5,930.2	4,983.0	4,749.6
Distribution	1,418.9	1,254.8	1,102.4
Land and Development	—	—	18.9
Total	$21,621.9	$19,072.2	$17,851.5
Less net sales (intersegment):
Corrugated Packaging	$328.0	$305.3	$250.0
Consumer Packaging	27.8	20.3	20.2
Distribution	9.6	0.5	2.5
Total	$365.4	$326.1	$272.7
Net sales (unaffiliated customers):
Corrugated Packaging	$8,979.6	$8,095.2	$7,540.2
Consumer Packaging	4,937.4	4,413.6	4,170.2
Global Paper	5,930.2	4,983.0	4,749.6
Distribution	1,409.3	1,254.3	1,099.9
Land and Development	—	—	18.9
Total	$21,256.5	$18,746.1	$17,578.8
Adjusted EBITDA:
Corrugated Packaging	$1,386.7	$1,394.0	$1,474.2
Consumer Packaging	829.2	720.8	660.7
Global Paper	1,246.4	883.7	701.9
Distribution	79.7	68.8	48.7
Total	3,542.0	3,067.3	2,885.5
Depreciation, depletion and amortization	(1,488.6)	(1,460.0)	(1,487.0)
Gain on sale of certain closed facilities	18.6	0.9	15.6
Multiemployer pension withdrawal (expense) income	(0.2)	2.9	1.1
Mineral rights impairment	(26.0)	—	—
Restructuring and other costs	(401.6)	(31.5)	(112.7)
Goodwill impairment	—	—	(1,333.2)
Non-allocated expenses	(82.6)	(68.1)	(73.3)
Interest expense, net	(318.8)	(372.3)	(393.5)
Loss on extinguishment of debt	(8.5)	(9.7)	(1.5)
Other (expense) income, net	(11.0)	10.9	9.5
Other adjustments	(4.5)	(54.5)	(33.1)
Income (loss) before income taxes	$1,218.8	$1,085.9	$(522.6)

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	Years Ended September 30,
	2022	2021	2020
Depreciation, depletion and amortization:
Corrugated Packaging	$683.0	$674.5	$674.8
Consumer Packaging	349.5	352.2	345.4
Global Paper	425.1	405.9	439.1
Distribution	27.3	23.6	23.5
Corporate	3.7	3.8	4.2
Total	$1,488.6	$1,460.0	$1,487.0

Other adjustments:
Corrugated Packaging	$(4.8)	$13.3	$6.3
Consumer Packaging	7.7	11.7	16.3
Global Paper	(0.6)	3.3	11.9
Distribution	—	0.6	—
Land and Development	—	—	(1.4)
Corporate	2.2	25.6	—
Total	$4.5	$54.5	$33.1

Equity in income of unconsolidated entities:
Corrugated Packaging	$70.3	$36.7	$12.6
Consumer Packaging	3.4	4.0	2.8
Global Paper	(0.8)	0.2	0.4
Total	$72.9	$40.9	$15.8

In fiscal 2020, we received the remaining $32.3 million of insurance proceeds related to the extensive damage sustained at our containerboard and pulp mill located in Panama City, FL in October 2018 due to Hurricane Michael. The insurance proceeds were recorded as a reduction of cost of goods sold - $20.0 million in our Corrugated Packaging segment and $12.3 million in our Global Paper segment. The insurance proceeds received consisted of $11.7 million of business interruption recoveries and $20.6 million for direct costs and property damage. Our consolidated statements of cash flow for fiscal 2020 included $30.9 million in net cash provided by operating activities and $1.4 million of cash proceeds included in net cash used for investing activities related to Hurricane Michael. In addition, we had other minor amounts for various claims that were recorded as a reduction of cost of goods sold across our segments.

F2-165

The following table shows selected financial data for our segments (in millions):

	Years Ended September 30,
	2022	2021	2020
Assets:
Corrugated Packaging	$11,382.5	$11,557.6	$11,623.4
Consumer Packaging	6,704.5	6,757.3	6,535.8
Global Paper	7,039.2	7,527.6	7,549.5
Distribution	863.0	800.1	718.9
Assets held for sale	34.4	10.9	7.0
Corporate	2,381.9	2,600.8	2,345.1
Total	$28,405.5	$29,254.3	$28,779.7

Intangibles, net:
Corrugated Packaging	$648.4	$765.9	$889.1
Consumer Packaging	1,523.5	1,719.2	1,857.6
Global Paper	612.6	677.7	744.6
Distribution	136.1	156.0	175.9
Total	$2,920.6	$3,318.8	$3,667.2

Capital expenditures:
Corrugated Packaging	$370.4	$331.4	$389.9
Consumer Packaging	202.1	192.7	140.2
Global Paper	238.6	259.4	417.8
Distribution	6.1	1.3	0.3
Corporate	45.4	30.7	29.9
Total	$862.6	$815.5	$978.1

Equity method investments:
Corrugated Packaging	$479.3	$434.4	$414.2
Consumer Packaging	0.5	17.7	13.7
Global Paper	0.5	0.8	1.3
Corporate	0.1	0.4	0.4
Total	$480.4	$453.3	$429.6

The Corrugated Packaging segment's equity method investments primarily relate to our Grupo Gondi investment. Equity method investments are included in the consolidated balance sheets in Other assets. The investment in Grupo Gondi exceeded our proportionate share of the underlying equity in net assets by approximately $101.8 million and $105.7 million in fiscal 2022 and 2021, respectively. Approximately $35.2 million and $40.2 million remains amortizable to expense in Equity in income of unconsolidated entities over the estimated life of the underlying assets ranging from 10 to 15 years beginning with our investment in fiscal 2016. The Gondi investment is denominated in Mexican Pesos. See "Note 3. Acquisitions and Investments" for our announcement to acquire the remaining interest in Grupo Gondi.

Effective October 1, 2021, in connection with our segment reorganization and in accordance with ASC 350, we determined our new reporting units to be the same as our operating segments: Corrugated Packaging, Consumer Packaging, Global Paper and Distribution. We performed an interim quantitative goodwill impairment test for our new reporting units using procedures consistent with those described for our annual goodwill impairment testing. Each of our reporting units had a fair value that exceeded its carrying value by more than 10%. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points, the fair value of each of our reporting units would have continued to exceed its carrying value.

F2-166

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2022, 2021 and 2020 are as follows (in millions):

	Legacy Reportable Segments		New Reportable Segments
	Corrugated Packaging	Consumer Packaging	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Total
Balance as of Sep. 30, 2019
Goodwill	$3,695.1	$3,633.3	$—	$—	$—	$—	$7,328.4
Accumulated impairment losses	(0.1)	(42.7)	—	—	—	—	(42.8)
	3,695.0	3,590.6	—	—	—	—	7,285.6
Goodwill impairment	—	(1,333.2)	—	—	—	—	(1,333,2)
Goodwill disposed of	—	(0.3)	—	—	—	—	(0.3)
Purchase price allocation adjustments	14.3	(0.6)	—	—	—	—	13.7
Translation adjustments	(35.8)	32.2	—	—	—	—	(3.6)
Balance as of Sep. 30, 2020			—	—	—	—
Goodwill	3,673.6	3,664.6	—	—	—	—	7,338.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	3,673.5	2,288.7	—	—	—	—	5,962.2
Goodwill disposed of	(16.4)	—	—	—	—	—	(16.4)
Translation adjustments	6.2	7.2	—	—	—	—	13.4
Balance as of Sep. 30, 2021
Goodwill	3,663.4	3,671.8	—	—	—	—	7,335.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	3,663.3	2,295.9	—	—	—	—	5,959.2
Segment recasting(1)	(3,663.3)	(2,295.9)	2,834.8	1,603.3	1,382.0	139.1	—
Goodwill acquired	—	—	3.2	—	—	—	3.2
Translation adjustments	—	—	(35.2)	(14.9)	(15.5)	(1.6)	(67.2)
Balance as of Sep. 30, 2022
Goodwill	$—	$—	$2,802.8	$1,588.4	$1,366.5	$137.5	$5,895.2

(1)	Represents the reallocation of goodwill as a result of our October 1, 2021 segment change.

During the fourth quarter of fiscal 2022, we completed our annual goodwill impairment testing. Each of our reporting units had fair values that exceeded their respective carrying values by more than 15%. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill and Long-Lived Assets" for a discussion of our fiscal 2022 impairment test.

In fiscal 2020, we recorded a $1,333.2 million pre-tax non-cash goodwill impairment in our legacy Consumer Packaging reportable segment. The impairment was primarily the result of expected lower volumes and cash flows related to certain external bleached paperboard end markets, including commercial print, tobacco and plate and cup stock markets. We had experienced significant declines in demand for those products that we believed were more systemic and our view of related growth and earnings opportunities had been diminished.

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Note 8.	Interest

The components of interest expense, net is as follows (in millions):

	Years Ended September 30,
	2022	2021	2020
Interest expense	$(375.6)	$(418.9)	$(465.5)
Interest income	56.8	46.6	72.0
Interest expense, net	$(318.8)	$(372.3)	$(393.5)

Cash paid for interest, net of amounts capitalized, of $363.9 million, $384.7 million and $423.4 million were made during fiscal 2022, 2021 and 2020, respectively.

During fiscal 2022, 2021 and 2020, we capitalized interest of $11.1 million, $14.0 million and $24.6 million, respectively.

Note 9.	Inventories

Inventories are as follows (in millions):

	September 30,
	2022	2021
Finished goods and work in process	$1,102.4	$972.7
Raw materials	1,135.9	888.1
Supplies and spare parts	529.6	536.4
Inventories at FIFO cost	2,767.9	2,397.2
LIFO reserve	(450.8)	(223.9)
Net inventories	$2,317.1	$2,173.3

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2022, 2021 and 2020, we reduced inventory quantities in some of our LIFO pools. These reductions result in liquidations of LIFO inventory quantities generally carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. Alternatively, higher costs prevailing in prior years increases costs of goods sold. The impact of the liquidations in fiscal 2022, 2021 and 2020 was not significant.

In fiscal 2022, we experienced higher inventory costs primarily due to inflation, the effect of which increased cost of goods sold and our LIFO reserve by $226.9 million.

Note 10.	Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	September 30,
	2022	2021
Property, plant and equipment at cost:
Land and buildings	$2,646.4	$2,626.0
Machinery and equipment	16,592.5	15,853.1
Forestlands and mineral rights (1)	95.7	120.0
Transportation equipment	24.2	26.1
Leasehold improvements	103.4	93.9
	19,462.2	18,719.1
Less: accumulated depreciation, depletion and amortization	(9,380.8)	(8,149.0)
Property, plant and equipment, net	$10,081.4	$10,570.1

(1)                In fiscal 2022, we recorded a $26.0 million pre-tax non-cash impairment of certain mineral rights. With the impairment, we have no remaining mineral rights.

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Depreciation expense for fiscal 2022, 2021 and 2020 was $1,108.1 million, $1,069.7 million and $1,054.9 million, respectively. Accrued additions to property, plant and equipment at September 30, 2022, 2021 and 2020 were $223.2 million, $108.5 million and $85.0 million, respectively.

Note 11.	Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows and reflect the removal of fully amortized intangible assets in the period fully amortized (in millions, except weighted avg. life):

		September 30,
		2022		2021
	Weighted Avg. Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15.6	$4,888.5	$(2,038.1)	$4,963.0	$(1,724.3)
Trademarks and tradenames	22.5	80.7	(26.2)	80.4	(20.9)
Technology and patents	11.8	24.4	(12.9)	23.5	(9.4)
License costs	15.8	0.3	(0.1)	16.2	(15.1)
Non-compete agreements	2.0	1.9	(1.1)	1.9	(0.2)
Other	29.5	3.5	(0.3)	4.0	(0.3)
Total	15.7	$4,999.3	$(2,078.7)	$5,089.0	$(1,770.2)

Estimated intangible asset amortization expense for the succeeding five fiscal years is as follows (in millions):

Fiscal 2023	$340.2
Fiscal 2024	$318.8
Fiscal 2025	$304.1
Fiscal 2026	$296.7
Fiscal 2027	$292.9

Intangible amortization expense was $351.1 million, $360.6 million and $405.4 million during fiscal 2022, 2021 and 2020, respectively. We had other intangible amortization expense, primarily for packaging equipment leased to customers of $29.4 million, $29.7 million and $26.7 million during fiscal 2022, 2021 and 2020, respectively.

Note 12.	Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We disclose the fair value of our long-term debt in "Note 13. Debt" and the fair value of our pension and postretirement assets and liabilities in "Note 5. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including Supplemental Plans, interest rate derivatives, commodity derivatives or other similar classes of assets or liabilities, the fair value of which are not significant. See "Note 1 — Description of Business and Summary of Significant Accounting Policies — Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities" for additional information.

F2-169

Fiscal 2021 reflects a charge of $22.5 million associated with not exercising an option to purchase an additional equity interest in Grupo Gondi that was recorded in Other (expense) income, net.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

Fair Value of Nonfinancial Assets and Nonfinancial Liabilities

As discussed in "Note 1. Description of Business and Summary of Significant Accounting Policies", we measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. See "Note 7.

Segment Information" for a discussion of a $1,333.2 million pre-tax non-cash goodwill impairment of our legacy Consumer Packaging reportable segment recorded in fiscal 2020. See "Note 4. Restructuring and Other Costs" for impairments associated with restructuring activities labeled as "PP&E and related costs". In fiscal 2022, we recorded impairments associated with the closure of our Panama City, FL mill and the permanent closure of the corrugated medium manufacturing operations at the St. Paul, MN mill, and the impairment of a paper machine at our Evadale, TX mill in fiscal 2020. Fair value of the remaining Panama City, FL land, building and improvements was determined based on a third party appraisal. During fiscal 2022, 2021 and 2020, we did not have any significant non-goodwill or non-restructuring nonfinancial assets or nonfinancial liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition other than the $26.0 million pre-tax non-cash impairment of certain mineral rights in fiscal 2022 that was driven by a lack of new leasing or development activity on our properties for an extended period of time, including pipeline delays. With the impairment, we have no remaining mineral rights.

Accounts Receivable Sales Agreements

We are a party to an accounts receivable sales agreement to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On September 16, 2022, we amended the then-existing $700.0 million facility to extend the maturity to September 15, 2023 (the "A/R Sales Agreement") and addressed the transition from LIBOR to the Secure Overnight Funding Rate ("SOFR"). The terms of the A/R Sales Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the A/R Sales Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860.

We also have a similar facility that was amended on December 2, 2021 to increase the $88.5 million purchase limit to $110.0 million, establish the transition from LIBOR to SOFR at a future date and revise certain fees. The facility remains uncommitted and has a one-year term ending December 4, 2022. We expect to renew this facility prior to its maturity.

The customers from these facilities are not included in the Receivables Securitization Facility that is discussed in "Note 13. Debt".

The following table represents a summary of these accounts receivable sales agreements for fiscal 2022 and 2021 (in millions):

	2022	2021
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(2,954.8)	(2,732.2)
Receivables collected by financial institutions	2,896.0	2,655.6
Cash (payments to) proceeds from financial institutions	58.8	76.6
Receivable from financial institutions at September 30,	$—	$—

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Receivables sold under these accounts receivable sales agreements as of the respective balance sheet dates were approximately $724.7 million and $665.9 million as of September 30, 2022 and September 30, 2021, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flow in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $20.4 million, $11.1 million and $12.7 million in fiscal 2022, 2021 and 2020, respectively, and is recorded in Other (expense) income, net in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 13.	Debt

The public bonds issued by WRKCo, RKT and MWV are guaranteed by WestRock and have cross-guarantees between the three companies. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by the Company and certain of its subsidiaries. At September 30, 2022, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

As noted below, we have been addressing the LIBOR transition in our applicable debt facilities and have completed the transition on all of our significant facilities. We expect to complete the last facility prior to the June 30, 2023 deadline when the remaining rates cease publication. See below for additional information regarding changes to certain facilities.

The following were individual components of debt (in millions, except percentages):

	September 30, 2022		September 30, 2021
	Carrying Value	Weighted Avg Interest Rate	Carrying Value	Weighted Avg Interest Rate
Public bonds due fiscal 2023 to 2028	$3,433.4	4.0%	$3,778.2	4.0%
Public bonds due fiscal 2029 to 2033	2,753.3	4.5%	2,766.5	4.5%
Public bonds due fiscal 2037 to 2047	177.8	6.2%	178.2	6.2%
Revolving credit and swing facilities	286.3	1.9%	270.0	1.1%
Term loan facilities	598.2	3.1%	598.9	3.0%
International and other debt	127.6	12.8%	225.1	4.8%
Finance lease obligations	287.5	4.2%	264.1	4.1%
Vendor financing and commercial card programs	123.1	N/A	113.1	N/A
Total debt	7,787.2	4.2%	8,194.1	4.0%
Less: current portion of debt	212.2		168.8
Long-term debt due after one year	$7,575.0		$8,025.3

On March 22, 2022, we redeemed $350 million aggregate principal amount of our 4.00% senior notes due March 2023 primarily using borrowings under our Receivables Securitization Facility (as hereinafter defined) and recorded an $8.2 million loss on extinguishment of debt.

On September 10, 2021, we redeemed $400 million aggregate principal amount of our 4.900% senior notes due March 2022 using cash and cash equivalents and recorded a $8.6 million loss on extinguishment of debt.

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with all of these covenants as required by these facilities and were in compliance with them at September 30, 2022. The carrying value of our debt includes the fair value step-up of debt acquired in mergers and acquisitions, and the weighted average interest rate includes the fair value step up. At September 30, 2022, excluding the step-up, the weighted average interest rate on total debt was 4.5%. At September 30, 2022, the unamortized fair market value step-up was $175.1 million, which will be amortized over a weighted average remaining life of 9.8 years. At September 30, 2022, we had $57.1 million of outstanding letters of credit not drawn upon. At September 30, 2022, we had approximately $3.7 billion of availability under long-term committed credit facilities and cash and cash equivalents, excluding the $1.0 billion Delayed Draw Term Loan that we plan to use to acquire the remaining 67.7% interest in Grupo Gondi. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes including acquisitions, dividends and stock repurchases.

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The estimated fair value of our debt was approximately $7.3 billion and $9.0 billion as of September 30, 2022 and September 30, 2021, respectively. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and is primarily either based on quoted prices for those or similar instruments, or approximate their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

During fiscal 2022, 2021 and 2020, amortization of debt issuance costs charged to interest expense were $7.3 million, $8.3 million and $8.2 million, respectively.

Public Bonds / Notes Issued

At September 30, 2022 and September 30, 2021, the face value of our public bond obligations outstanding were $6.2 billion and $6.6 billion, respectively.

In June 2020, WRKCo issued $600.0 million aggregate principal amount of its 3.00% Senior Notes due 2033 (the "June 2033 Notes") in a registered offering pursuant to the Company's automatic shelf registration statement on Form S-3 under the Securities Act of 1933, as amended, (the "Securities Act"). The June 2033 Notes are the unsecured unsubordinated obligations of WRKCo, ranking equally with all of WRKCo's other existing and future unsecured, unsubordinated obligations. The June 2033 Notes will be effectively subordinated to any of WRKCo's existing and future secured obligations to the extent of the value of the assets securing such obligations and to the obligations of the non-debtor/guarantor subsidiaries of WRKCo. The Guarantor Subsidiaries guaranteed WRKCo's obligations under the June 2033 Notes. We may redeem the June 2033 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the June 2033 Notes were primarily used to repay the $100.0 million principal amount of MWV's 9.75% notes due June 2020 and reduce outstanding indebtedness under our then existing receivables securitization facility and revolving credit facility.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we terminated our then-existing $2.3 billion unsecured revolving credit facility entered into on July 1, 2015 and as subsequently amended as well as the commitments thereunder (the "Prior Revolving Credit Facility"). At September 30, 2021, there were no amounts outstanding under the Prior Revolving Credit Facility.

On the same date, we entered into a credit agreement (the "Revolving Credit Agreement") that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the "Revolving Credit Facility") with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the credit agreement. At September 30, 2022, there were no amounts outstanding under the facility.

Loans under the Revolving Credit Facility may be drawn in U.S. dollars, Canadian dollars, Euro and Pounds Sterling. At our option, loans under the Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Canadian dollars, one of CDOR, the U.S. Base Rate or the Canadian Prime Rate, (c) in the case of loans denominated in Euro, EURIBOR and (d) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum (for Term SOFR loans, CDOR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.500% per annum (for alternate base rate loans, U.S. Base Rate loans and Canadian Prime Rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Revolving Credit Agreement) whichever yields a lower applicable interest rate margin at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.080% per annum and 0.225% per annum, based upon the Company's corporate credit ratings or the Leverage Ratio (whichever yields a lower applicable commitment fee rate) at such time.

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European Revolving Credit Facilities

On July 7, 2022, we terminated our then-existing three-year unsecured €600.0 million European revolving credit facility with Coöperatieve Rabobank U.A., New York Branch, as administrative agent, entered into on February 26, 2021 and as subsequently amended as well as the commitments thereunder. At September 30, 2021, we had borrowed $270.0 million under the then-existing facility.

On the same date, we entered into a credit agreement (the "European Revolving Credit Agreement") with Coöperatieve Rabobank U.A., New York Branch, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the "European Revolving Credit Facility"). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the credit agreement. At September 30, 2022, we had borrowed $265.0 million under the facility.

Loans under the European Revolving Credit Facility may be drawn in U.S. dollars, Euro and Pounds Sterling. At our option, loans under the European Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Euro, EURIBOR and (c) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.625% per annum (for Term SOFR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.625% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the European Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.100% per annum and 0.275% per annum, based upon the Company's corporate credit ratings at such time. Loans under the European Revolving Credit Facility may be prepaid at any time without premium.

Term Loan Facilities

Farm Loan Credit Facilities

On September 27, 2019, we entered into a credit agreement (and as subsequently amended) with CoBank ACB, as administrative agent, that replaced our then-existing facility. The facility provided for a seven-year senior unsecured term loan in an aggregate principal amount of $600 million (the "Prior Farm Loan Credit Facility"). The carrying value of this facility at September 30, 2021 was $598.9 million.

On July 7, 2022, we entered into an amended and restated credit agreement that amends and restates the Prior Farm Loan Credit Agreement (the "Farm Credit Facility Agreement") with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the "Farm Credit Facility"). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the credit agreement. The carrying value of this facility at September 30, 2022 was $598.2 million.

At our option, loans issued under the Farm Credit Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 1.650% per annum and 2.275% per annum (for Term SOFR loans) or between 0.650% per annum and 1.275% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Farm Credit Facility Agreement) whichever yields a lower applicable interest rate margin at such time. In addition, Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the "Amended Credit Agreement") to add an unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the "Delayed Draw Term Facility") that may be drawn in a single draw through May 31, 2023. Proceeds drawn under the Delayed Draw Term Facility are planned to be used to acquire the remaining 67.7% interest in Grupo Gondi. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. At September 30, 2022, there were no amounts outstanding under the facility.

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At our option, a loan under the Delayed Draw Term Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum for a Term SOFR loan or between 0.000% per annum and 0.500% per annum for an alternate base rate loan based upon the Company's corporate credit ratings or the Leverage Ratio (as defined in the Amended Credit Agreement), whichever yields a lower applicable interest rate margin, at such time. A Term SOFR loan will be subject to a credit spread adjustment equal to 0.100% per annum. Any loan under the Delayed Draw Term Facility may be prepaid at any time without premium, and it may not be reborrowed.

Other Term Loans

At September 30, 2020, there was $648.9 million outstanding on the five-year unsecured term loan we entered into with Wells Fargo, as administrative agent, on March 7, 2018. During the first quarter of fiscal 2021, we paid off the term loan primarily using cash on hand.

On June 7, 2019, we entered into a $300.0 million credit agreement providing for a five-year unsecured term loan with Bank of America, N.A., as administrative agent. The facility was scheduled to mature on June 7, 2024. In fiscal 2021, we repaid the $300.0 million outstanding at September 30, 2020 using cash and cash equivalents which resulted in the facility being terminated.

Receivables Securitization Facility

On March 12, 2021, we amended our existing $700.0 million receivables securitization agreement (the "Receivables Securitization Facility"), extended the maturity to March 11, 2024 and established the transition to SOFR at a future date from a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread, and revised certain fees. The current borrowing rate consists of a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread of 0.90%. The commitment fee was 0.35% and 0.35% as of September 30, 2022 and September 30, 2021, respectively. At September 30, 2022 and September 30, 2021, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $700.0 million and $690.3 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at September 30, 2022 and September 30, 2021 were approximately $1,390.5 million and $1,318.4 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. At September 30, 2022 and September 30, 2021 there were no amounts outstanding under this facility.

Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitization Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. We test and report our compliance with these covenants monthly; we were in compliance with all of these covenants at September 30, 2022. The Receivables Securitization Facility includes certain restrictions on what constitutes eligible receivables under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitization Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance.

Commercial Paper Program

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days' notice. Our Revolving Credit Facility is (and, prior to July 7, 2022, the Prior Revolving Credit Facility was) intended to backstop the commercial paper program.

Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At September 30, 2022 and 2021, there was no amount outstanding.

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International and Other Debt

Brazil Export Credit Note

On January 18, 2021, we entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. The outstanding amount of the principal will be repaid in equal, semiannual installments beginning on January 19, 2023 until the facility matures on January 19, 2026. The proceeds borrowed are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 2.50%. At September 30, 2022 and 2021, there was R$500.0 million ($92.7 million) outstanding and R$500.0 million ($92.3 million) outstanding, respectively.

Brazil Delayed Draw Credit Facilities

On April 10, 2019, we entered into a credit agreement to provide for R$750.0 million of senior unsecured term loans with an incremental R$250.0 million accordion feature to be repaid in equal, semiannual installments beginning on April 10, 2021 until maturity on April 10, 2024 (the "Brazil Delayed Draw Credit Facilities"). The proceeds of the Brazil Delayed Draw Credit Facilities were used to support the production of goods or acquisition of inputs essential or ancillary to export activities. On September 16, 2022, we repaid the facility in full, which resulted in the facility being terminated. The Brazil Delayed Draw Credit Facilities were senior unsecured obligations of Rigesa Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. Loans issued under the Brazil Delayed Draw Credit Facilities bore interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 1.50%. At September 30, 2021, the carrying value of the facility was R$639.2 million ($118.0 million).

Aggregate Maturities of Debt

As of September 30, 2022, the aggregate maturities of debt, excluding finance lease obligations, for the succeeding five fiscal years and thereafter are as follows (in millions):

Fiscal 2023	$178.6
Fiscal 2024	529.0
Fiscal 2025	893.8
Fiscal 2026	765.1
Fiscal 2027	501.1
Thereafter	4,498.5
Fair value of debt step-up, deferred financing costs and unamortized bond discounts	133.6
Total	$7,499.7

Note 14.	Leases

Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases (in millions):

	Years Ended September 30,
	2022	2021	2020
Operating lease costs	$218.1	$211.0	$201.2
Variable and short-term lease costs	122.8	104.6	105.5
Sublease income	(6.1)	(8.9)	(6.7)
Finance lease cost:
Amortization of lease assets	15.1	9.6	10.5
Interest on lease liabilities	7.9	7.2	7.9
Total lease cost, net	$357.8	$323.5	$318.4

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Supplemental Balance Sheet Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the balance sheet (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2022	2021
Operating leases:
Operating lease right-of-use asset	Other assets	$699.6	$676.0

Current operating lease liabilities	Other current liabilities	$191.9	$177.9
Noncurrent operating lease liabilities	Other long-term liabilities	551.1	537.9
Total operating lease liabilities		$743.0	$715.8

Finance leases:
Property, plant and equipment		$177.4	$143.2
Accumulated depreciation		(37.3)	(28.3)
Property, plant and equipment, net		$140.1	$114.9

Current finance lease liabilities	Current portion of debt	$14.5	$8.7
Noncurrent finance lease liabilities	Long-term debt due after one year	273.0	255.4
Total finance lease liabilities		$287.5	$264.1

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Lease Term and Discount Rate

	September 30,
	2022	2021
Weighted average remaining lease term:
Operating leases	5.0 years	5.4 years
Finance leases	7.3 years	8.3 years

Weighted average discount rate:
Operating leases	2.7%	2.4%
Finance leases	4.2%	4.1%

Supplemental Cash Flow Information Related to Leases

The table below presents supplemental cash flow information related to leases (in millions):

	Years Ended September 30,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$214.8	$227.0
Operating cash flows related to finance leases	$8.8	$8.3
Financing cash flows related to finance leases	$14.8	$9.1
ROU assets obtained in exchange for lease liabilities:
Operating leases	$184.6	160.9

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Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet (in millions):

	September 30, 2022
	Operating Leases	Finance Leases	Total
Fiscal 2023	$208.9	$21.7	$230.6
Fiscal 2024	174.8	20.9	195.7
Fiscal 2025	134.3	19.7	154.0
Fiscal 2026	101.2	16.8	118.0
Fiscal 2027	72.4	95.8	168.2
Thereafter	109.3	186.3	295.6
Total lease payments	800.9	361.2	1,162.1
Less: Interest (1)	(57.9)	(73.7)	(131.6)
Present value of future lease payments	$743.0	$287.5	$1,030.5

(1)            Calculated using the interest rate for each lease.

Note 15.	Special Purpose Entities

Pursuant to a sale of certain large-tract forestlands in 2007, a special purpose entity MWV Timber Notes Holding, LLC ("MWV TN") received, and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation's respective businesses (the "Combination"), an installment note receivable in the amount of $398.0 million ("Timber Note"). The Timber Note does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. In addition, the Timber Note is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. The Timber Note is not subject to prepayment in whole or in part prior to maturity. The bank's credit rating as of October 2022 was investment grade. We expect to complete the LIBOR transition for this installment note by the June 30, 2023 deadline when the rates cease publication.

Using the Timber Note as collateral, MWV TN received $338.3 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to the Company and is payable from the Timber Note proceeds upon its maturity in October 2027. As a result, the Timber Note is not available to satisfy any obligations of WestRock. MWV TN can elect to prepay at any time the liability in whole or in part, however, given that the Timber Note is not prepayable, MWV TN expects to only repay the liability at maturity from the Timber Note proceeds.

The Timber Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2022, the Timber Note was $379.4 million and is included within Restricted assets held by special purpose entities on the consolidated balance sheets and the secured financing liability was $329.5 million and is included within Non-recourse liabilities held by special purpose entities on the consolidated balance sheets.

Pursuant to the sale of MWV's remaining U.S. forestlands, which occurred on December 6, 2013, another special purpose entity MWV Timber Notes Holding Company II, LLC ("MWV TN II") received, and WestRock assumed upon the Combination, an installment note receivable in the amount of $860.0 million (the "Installment Note"). The Installment Note does not require any principal payments until its maturity in December 2023 and bears interest at a fixed rate of 5.207%. However, at any time during a 180-day period following receipt by the borrower of notice from us that we intend to withhold our consent to any amendment or waiver of this Installment Note that was requested by the borrower and approved by any eligible assignees, the borrower may prepay the Installment Note in whole but not in part for cash at 100% of the principal, plus accrued but unpaid interest, breakage, or other similar amount if any. As of September 30, 2022, no event had occurred that would allow for the prepayment of the Installment Note. We monitor the credit quality of the borrower and receive quarterly compliance certificates. The borrower's credit rating as of October 2022 was investment grade.

Using the Installment Note as collateral, MWV TN II received $774.0 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to WestRock and is payable from the Installment Note proceeds upon its maturity in December 2023. As a result, the Installment Note is not available to satisfy any obligations of WestRock. MWV TN II can elect to prepay, at any time, the liability in whole or in part, with sufficient notice, but would avail itself of this provision only in the event the Installment Note was prepaid in whole or in part. The secured financing agreement however requires a mandatory repayment, up to the amount of cash received, if the Installment Note is prepaid in whole or in part.

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The Installment Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2022, the Installment Note was $873.6 million and is included within Restricted assets held by special purpose entities on the consolidated balance sheets and the secured financing liability was $788.3 million and is included within Non-recourse liabilities held by special purpose entities on the consolidated balance sheets.

Note 16.	Related Party Transactions

We sell products to affiliated companies. Net sales to the affiliated companies for the fiscal years ended September 30, 2022, 2021 and 2020 were approximately $238.5 million, $237.7 million and $311.5 million, respectively. Accounts receivable due from the affiliated companies at September 30, 2022 and 2021 was $27.2 million and $33.5 million, respectively, and was included in Accounts receivable on our consolidated balance sheets.

Note 17.	Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2022 total approximately $371 million.

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes involve discharges to water, air emissions, water intake and waste handling and disposal activities. These processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. Our integrated chemical pulping mills in the U.S. and Brazil are subject to numerous and more complex environmental programs and regulations, but all of WestRock's manufacturing facilities have environmental compliance obligations. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations including, for example, projects to replace and/or upgrade our air pollution control devices, wastewater treatment systems, and other environmental infrastructure. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental contamination exists, as well as the owners of those sites and certain other classes of persons, are liable for response costs for the investigation and remediation of such sites under Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") and analogous laws. While joint and several liability is authorized under CERCLA, liability is typically shared with other potentially responsible parties ("PRPs") and costs are commonly allocated according to relative amounts of waste deposited and other factors.

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In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including CERCLA. Based on information known to us and assumptions, we do not believe that the costs of these investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

We believe that we can assert claims for indemnification pursuant to existing rights we have under certain purchase and other agreements in connection with certain remediation sites. In addition, we believe that we have insurance coverage, subject to applicable deductibles or retentions, policy limits and other conditions, for certain environmental matters. However, there can be no assurance that we will be successful with respect to any claim regarding these insurance or indemnification rights or that, if we are successful, any amounts paid pursuant to the insurance or indemnification rights will be sufficient to cover all our costs and expenses. We also cannot predict whether we will be required to perform remediation projects at other locations, and it is possible that our remediation requirements and costs could increase materially in the future and exceed current reserves. In addition, we cannot currently determine the impact that future changes in cleanup standards or federal, state or other environmental laws, regulations or enforcement practices will have on our results of operations, financial condition or cash flows.

As of September 30, 2022, we had $7.4 million reserved for environmental liabilities on an undiscounted basis, of which $1.5 million is included in Other long-term liabilities and $5.9 million is included in Other current liabilities on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liability for these matters was adequately reserved at September 30, 2022.

Climate Change

Climate change presents risks and uncertainties for us. With respect to physical risks, our physical assets and infrastructure, including our manufacturing operations, have been, and may be in future periods impacted by weather-related events such as hurricanes and floods, potentially resulting in items such as physical damage to our facilities and lost production. Unpredictable weather patterns also may result in supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought or during tree disease or insect epidemics that may be caused by variations in climate conditions. On the other hand, changes in climate also could result in more accommodating weather patterns for greater periods of time in certain areas, which may create favorable fiber market conditions. We incorporate a review of meteorological forecast data into our fiber procurement decisions and strategies. To the extent that severe weather-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect. These rules and regulations could take the form of cap-and-trade, carbon taxes, or GHG reductions mandates for utilities that could increase the cost of purchased electricity. New climate rules and regulations also may result in higher fossil fuel prices or fuel efficiency standards that could increase transportation costs. Certain jurisdictions in which we have manufacturing facilities or other investments have already taken actions to address climate change. In addition to these national efforts, some U.S. states in which we have manufacturing operations, including Washington, New York and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap- and-trade programs.

Several of our international facilities are located in countries that have already adopted GHG emissions trading programs. Other countries in which we conduct business, including China, European Union member states and India, have set GHG reduction targets in accordance with the agreement among over 170 countries that established the Paris Agreement, which became effective in November 2016 and which the United States formally rejoined in February 2021.

We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, we may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

F2-179

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of WestRock MWV, LLC) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 in June 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to penalties for tax years 2009 to 2012 remains before CARF.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$732 million ($136 million) as of September 30, 2022, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table. See "Note 6. Income Taxes". Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the PIUMPF accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 5. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements for more information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of September 30, 2022, there were approximately 2,075 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At September 30, 2022, we had $12.9 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

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Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. In fiscal 2021, we recorded a receivable for our expected recovery and interest that consisted primarily of a $0.6 million reduction of Cost of goods sold and $0.3 million reduction of Interest expense, net. In fiscal 2020, we recorded a $51.9 million receivable for our expected recovery and interest that consisted primarily of a $32.1 million reduction of Cost of goods sold and $20.5 million reduction of Interest expense, net. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business dispositions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of September 30, 2022 and 2021, we had recorded $0.8 million and $2.3 million, respectively, for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in the tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 18.	Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the fiscal years ended September 30, 2022 and 2021 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total (1)
Balance at September 30, 2020	$(5.6)	$(727.7)	$(586.6)	$(1,319.9)
Other comprehensive (loss) income before reclassifications	(0.1)	161.7	124.2	285.8
Amounts reclassified from accumulated other comprehensive loss	5.5	29.5	—	35.0
Net current period other comprehensive income	5.4	191.2	124.2	320.8
Balance at September 30, 2021	$(0.2)	$(536.5)	$(462.4)	$(999.1)
Other comprehensive loss before reclassifications	(10.3)	(217.1)	(241.2)	(468.6)
Amounts reclassified from accumulated other comprehensive loss	1.4	12.0	—	13.4
Net current period other comprehensive loss	(8.9)	(205.1)	(241.2)	(455.2)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)

(1)            All amounts are net of tax and noncontrolling interest.

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 25% to 26%, 25% to 26% and 28% to 29% for fiscal 2022, 2021 and 2020, respectively. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss primarily relate to the Brazilian Real, British Pound, Canadian dollar, Mexican Peso, Polish Zloty, Chinese Yuan and Japanese Yen each against the U.S. dollar.

F2-181

In fiscal 2022, we entered into various natural gas commodity derivatives to hedge the pricing risk associated with our forecasted natural gas purchases. We have designated these derivatives as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under Level 2 because such measurements are estimated based on observable inputs such as commodity future prices. At September 30, 2022, the notional amount of our natural gas commodity derivatives was 18.3 million MMBtu, which are scheduled to be settled approximately over the next year. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases (which make up roughly half of the total natural gas purchases for our North American mills). At September 30, 2022, we were in a liability position of $12.0 million recorded in Other current liabilities on our consolidated balance sheet. We have the right of offset and disclose our positions net by counterparty. At September 30, 2022, we have offset $2.3 million of asset positions with liability positions by counterparty. In fiscal 2022, we recorded $1.8 million of net realized losses in Cost of goods sold related to our natural gas commodity derivatives.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component for the fiscal years ended September 30, 2022 and 2021 (in millions):

	Years Ended September 30,
	2022			2021
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items: (1)
Actuarial losses (2)	$(7.8)	$1.9	$(5.9)	$(33.3)	$8.3	$(25.0)
Prior service costs (2)	(8.2)	2.1	(6.1)	(6.0)	1.5	(4.5)
Subtotal defined benefit plans	(16.0)	4.0	(12.0)	(39.3)	9.8	(29.5)

Derivative Instruments:(1)
Interest rate swap hedge loss (3)	—	—	—	(7.4)	1.9	(5.5)
Natural gas commodity hedge loss (4)	(1.8)	0.4	(1.4)	—	—	—
Subtotal derivative instruments	(1.8)	0.4	(1.4)	(7.4)	1.9	(5.5)

Total reclassifications for the period	$(17.8)	$4.4	$(13.4)	$(46.7)	$11.7	$(35.0)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See "Note 5. Retirement Plans" for additional information.
(3)	These accumulated other comprehensive income components are included in Interest expense, net.
(4)	These accumulated other comprehensive income components are included in Cost of goods sold.

A summary of the components of other comprehensive income (loss), including noncontrolling interest, for the years ended September 30, 2022, 2021 and 2020, is as follows (in millions):

Fiscal 2022	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(241.5)	$—	$(241.5)
Deferred loss on cash flow hedges	(13.8)	3.5	(10.3)
Reclassification adjustment of net loss on cash flow hedges included in earnings	1.8	(0.4)	1.4
Net actuarial loss arising during period	(289.1)	72.8	(216.3)
Amortization and settlement recognition of net actuarial loss	8.4	(2.0)	6.4
Prior service cost arising during the period	(0.2)	—	(0.2)
Amortization of prior service cost	8.2	(2.1)	6.1
Consolidated other comprehensive loss	(526.2)	71.8	(454.4)
Less: Other comprehensive income attributable to noncontrolling interests	(1.1)	0.3	(0.8)
Other comprehensive loss attributable to common stockholders	$(527.3)	$72.1	$(455.2)

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Fiscal 2021	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$124.3	$—	$124.3
Deferred loss on cash flow hedges	(0.1)	—	(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	7.4	(1.9)	5.5
Net actuarial gain arising during period	222.2	(56.6)	165.6
Amortization and settlement recognition of net actuarial loss	33.9	(8.4)	25.5
Prior service cost arising during the period	(5.6)	1.4	(4.2)
Amortization of prior service cost	6.0	(1.5)	4.5
Consolidated other comprehensive income	388.1	(67.0)	321.1
Less: Other comprehensive income attributable to noncontrolling interests	(0.3)	—	(0.3)
Other comprehensive income attributable to common stockholders	$387.8	$(67.0)	$320.8

Fiscal 2020	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$(215.0)	$—	$(215.0)
Deferred loss on cash flow hedges	(13.3)	3.3	(10.0)
Reclassification adjustment of net loss on cash flow hedges included in earnings	4.9	(1.3)	3.6
Net actuarial gain arising during period	34.6	(10.4)	24.2
Amortization and settlement recognition of net actuarial loss	48.3	(12.9)	35.4
Prior service cost arising during the period	(26.9)	7.3	(19.6)
Amortization of prior service cost	5.1	(1.3)	3.8
Consolidated other comprehensive income	(162.3)	(15.3)	(177.6)
Less: Other comprehensive income attributable to noncontrolling interests	0.3	—	0.3
Other comprehensive income attributable to common stockholders	$(162.0)	$(15.3)	$(177.3)

Note 19.	Stockholders' Equity

Capitalization

Our capital stock consists solely of Common Stock. Holders of our Common Stock are entitled to one vote per share. Our amended and restated certificate of incorporation also authorizes preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our certificate of incorporation.

Stock Repurchase Plan

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, plus any unutilized shares left from the July 2015 authorization. The 25.0 million shares represent an additional authorization of approximately 10% of our outstanding Common Stock. The shares of our Common Stock may be repurchased over an indefinite period of time at the discretion of management. In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million. In fiscal 2020, we repurchased no shares of our Common Stock. The amount reflected as purchased in the consolidated statements of cash flows varies due to the timing of share settlement. As of September 30, 2022, we had approximately 29.0 million shares of Common Stock available for repurchase under the program.

F2-183

Note 20.	Share-Based Compensation

Share-based Compensation Plans

At our Annual Meeting of Stockholders held on January 29, 2021, our stockholders approved the WestRock Company 2020 Incentive Stock Plan. The 2020 Incentive Stock Plan, as amended, allows for the granting of 4.95 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2022, there were 3.1 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company 2016 Incentive Stock Plan. The 2016 Incentive Stock Plan was amended and restated on February 2, 2018 (the "Amended and Restated 2016 Incentive Stock Plan"). The Amended and Restated 2016 Incentive Stock Plan allows for the granting of 11.7 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2022, there were 0.9 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. In addition, there were 12.4 million shares available for grant under prior plans approved by stockholders and plans assumed upon mergers and acquisitions; we do not expect to make any new awards under those plans.

Our results of operations for the fiscal years ended September 30, 2022, 2021 and 2020 include share-based compensation expense of $93.3 million, $88.6 million and $130.3 million, respectively. The higher amount in fiscal 2020 was due to restricted stock units granted in fiscal 2020 to satisfy certain annual bonus incentives in connection with the WestRock Pandemic Action Plan. The total income tax benefit in the results of operations in connection with share-based compensation was $23.3 million, $22.3 million and $33.2 million, for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Cash received from share-based payment arrangements for the fiscal years ended September 30, 2022, 2021 and 2020 was $28.9 million, $57.5 million and $32.4 million, respectively.

Stock Options and Stock Appreciation Rights

We did not grant any stock options or SARs in fiscal 2022, 2021 and 2020. Outstanding stock options granted under our plans generally have an exercise price equal to the closing market price on the date of the grant, generally vested in three years, in either one tranche or in approximately one-third increments, and have 10-year contractual terms. However, a portion of our grants are subject to earlier expense recognition due to retirement eligibility rules. Presently, other than circumstances such as death, disability and retirement, grants will include a provision requiring both a change of control and termination of employment to accelerate vesting.

When options are granted, we estimate the fair value of stock options granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is estimated based on our historic annual dividend payments and current expectations for the future.

The table below summarizes the changes in all stock options during the fiscal year ended September 30, 2022:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2021	1,845,672	$38.79
Exercised	(567,648)	31.44
Expired	(195,099)	52.27
Outstanding at September 30, 2022	1,082,925	$40.22	1.8	$1.3
Exercisable at September 30, 2022	1,082,925	$40.22	1.8	$1.3

F2-184

The aggregate intrinsic value of options exercised during the years ended September 30, 2022, 2021 and 2020 was $8.6 million, $29.1 million and $11.8 million, respectively.

As of September 30, 2022, there was no remaining unrecognized compensation cost related to unvested stock options.

As part of the Combination, we issued SARs to replace outstanding MWV SARs. The SARs were valued using the Black-Scholes option pricing model. We measured compensation expense related to the SAR awards at the end of each period. We do not expect to issue additional SARs. The aggregate intrinsic value of SARs exercised during the years ended September 30, 2022, 2021 and 2020 was $0.1 million, $0.2 million and $0.2 million, respectively. There were no SARs outstanding at September 30, 2022.

Restricted Stock and Restricted Stock Units

In fiscal 2022, we granted restricted stock units to non-employee directors and certain of our employees. These grants represent the right to receive one share of Common Stock upon satisfaction of specified conditions. The vesting provisions for our employee awards may vary from grant to grant; however, vesting generally is contingent upon meeting various service and/or performance or market goals including, but not limited to, achievement of various financial targets such as, with respect to fiscal 2022, Cash Flow Per Share, Return on Invested Capital and relative Total Shareholder Return (each as defined in the award documents). Subject to the level of performance attained, the target award for our grants with a performance or market condition generally may increase up to 200% of target or decrease to zero depending upon the terms of the individual grant. The employee grants generally vest in three years. Presently, other than circumstances such as death, disability and retirement, the grants generally include a provision requiring both a change of control and termination of employment to accelerate vesting. The grantee is entitled to receive dividend equivalent units but will generally forfeit the restricted stock unit award and the dividend equivalents if the employee separates from us during the vesting period or if the predetermined goals are not accomplished. Our non-employee director awards generally vest over a period of up to one year and carry a service condition. Prior to fiscal 2022, our non-employee directors received their equity awards in the form of restricted stock, which carried dividend and voting rights prior to vesting. As mentioned above, in fiscal 2020 in connection with the WestRock Pandemic Action Plan, we issued restricted stock units to employees to satisfy certain annual bonus incentives. Those awards vested in October 2020 at 105% of target.

The table below summarizes the changes in restricted stock units and restricted stock during the fiscal year ended September 30, 2022:

	Units/Shares	Weighted Average Grant Date Fair Value
Outstanding at September 30, 2021 (1)	4,977,459	$42.02
Granted	2,365,554	45.24
Vested and released	(1,512,550)	41.07
Forfeited	(929,834)	42.77
Outstanding at September 30, 2022 (1)	4,900,629	$43.73

(1)	Target awards granted with a performance condition, net of subsequent forfeitures, may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%. Based on current facts and assumptions, we are forecasting the performance of the aggregate outstanding grants to be attained at levels that would result in the issuance of approximately 0.8 million additional shares. However, actual performance may vary.

There was approximately $102.5 million of unrecognized compensation cost related to all unvested restricted units/shares as of September 30, 2022 to be recognized over a weighted average remaining vesting period of 1.5 years.

The following table represents a summary of restricted stock units and restricted stock granted in fiscal 2022, 2021 and 2020 with terms defined in the applicable grant letters (in units/shares).

F2-185

	2022	2021	2020
Granted to non-employee directors	37,771	42,482	49,236
Granted to employees:
Granted for attainment of a performance condition at an amount in excess of target(1)	263,918	—	—
Granted with a service condition and a Cash Flow Per Share performance condition at target(2)	464,485	798,490	869,065
Granted with a service condition and a Return on Invested Capital performance condition at target(2)	394,655	—	—
Granted with a service condition and a relative Total Shareholder Return market condition at target(2)	45,470	127,050	152,595
Granted with a service condition (3)	1,159,255	1,009,387	889,030
Granted for annual bonus (4)	—	126,984	2,486,249
Total grants	2,365,554	2,104,393	4,446,175

(1)	Grants in the table above include shares subsequently issued for the level of performance attained in excess of target. Shares issued in fiscal 2022 for the fiscal 2019 Cash Flow Per Share were at 151.3% of target. Shares issued in fiscal 2021 for the fiscal 2018 Cash Flow Per Share were at 89.3% of target, therefore, the remainder of the grant was forfeited. Shares issued in fiscal 2020 for the fiscal 2017 Cash Flow Per Share were at 98.8% of target, therefore, the remainder of the grant was forfeited.

(2)	These employee grants vest over approximately three years and have adjustable ranges from 0 - 200% of target subject to the level of performance attained in the respective award agreement. The employee grants with a relative Total Shareholder Return condition were valued using a Monte Carlo simulation, the terms of which are outlined below.

(3)            These grants vest over approximately three to four years.

(4)	Reflects shares issued in fiscal 2021 for the fiscal 2020 restricted stock units granted for the annual bonus were at 105% of target.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2022 were valued using a Monte Carlo simulation at $60.83 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.7% and a risk-free interest rate of 1.5%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2021 were valued using a Monte Carlo simulation at $53.69 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.2% and a risk-free interest rate of 0.2%. In addition, we had a subsequent grant for an individual valued using a Monte Carlo simulation at $70.80 per unit, using an expected term of 2.9 years, an expected volatility of 47.0% and a risk free rate of 0.3%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2020 were valued using a Monte Carlo simulation at $45.14 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 27.5% and a risk-free interest rate of 1.3%.

Expense is recognized on restricted stock units and restricted stock on a straight-line basis over the explicit service period or for performance-based grants over the explicit service period when we estimate that it is probable the performance conditions will be satisfied. Expense recognized on grants with a performance condition that affects how many units are ultimately awarded is based on the number of units expected to be awarded.

The following table represents a summary of restricted stock units and restricted stock vested and released as well as the corresponding aggregate fair value in fiscal 2022, 2021 and 2020 (in millions, except units/shares):

	2022	2021	2020
Vested and released	1,512,550	3,194,223	766,431
Aggregate fair value	$68.7	$125.1	$29.6

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Employee Stock Purchase Plan

At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company Employee Stock Purchase Plan ("ESPP"). Under the ESPP, shares of Common Stock are reserved for purchase by our qualifying employees. The ESPP allowed for the purchase of a total of approximately 2.5 million shares of Common Stock. During fiscal 2022, 2021 and 2020, employees purchased approximately 0.3 million, 0.3 million and 0.4 million shares, respectively, under the ESPP. We recognized $1.8 million, $1.9 million and $2.1 million of expense for fiscal 2022, 2021 and 2020, respectively, related to the 15% discount on the purchase price allowed to employees. As of September 30, 2022, approximately 1.0 million shares of Common Stock remained available for purchase under the ESPP.

Note 21. Earnings Per Share

The restricted stock grants to non-employee directors prior to fiscal 2022 were considered participating securities as they received non- forfeitable rights to dividends at the same rate as our Common Stock. As participating securities, we included these instruments in the earnings allocation in computing earnings per share under the two-class method described in ASC 260, "Earnings per Share". Beginning in fiscal 2022, restricted stock units granted to non-employee directors are not considered participating securities as the rights to dividends accrued during the vesting period are forfeitable. The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in millions, except per share data):

	September 30,
	2022	2021	2020
Numerator:
Net income (loss) attributable to common stockholders	$944.6	$838.3	$(690.9)
Less: Distributed and undistributed income available to participating securities	(0.1)	(0.2)	(0.1)
Distributed and undistributed income (loss) available to common stockholders	$944.5	$838.1	$(691.0)

Denominator:
Basic weighted average shares outstanding	259.5	265.2	259.2
Effect of dilutive stock options and non-participating securities	2.0	2.3	—
Diluted weighted average shares outstanding	261.5	267.5	259.2

Basic earnings (loss) per share attributable to common stockholders	$3.64	$3.16	$(2.67)

Diluted earnings (loss) per share attributable to common stockholders	$3.61	$3.13	$(2.67)

An aggregate of 0.5 million, 0.5 million and 4.2 million shares underlying options, restricted stock units and restricted stock in fiscal 2022, 2021 and 2020, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

Note 22.	Subsequent Events

In November 2022, we announced our entry into a definitive agreement to wholly divest our interior partitions converting operations (our ownership interest in RTS Packaging, LLC) and to sell our Chattanooga, TN uncoated recycled paperboard mill to our joint venture partner for $330 million, subject to a working capital adjustment. The transaction is expected to close in the first half of 2023, subject to the satisfaction of customary closing conditions, including regulatory approval.

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In November 2022, we also announced our entry into a definitive agreement to sell our Eaton, IN, and Aurora, IL, uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. The transaction is expected to close in late 2022 or early 2023.

These divestitures align with our commitment to optimize our portfolio and focus our strategy on key end markets.

F2-188

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

WestRock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestRock Company (the Company) as of September 30, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 18, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Corrugated Packaging Reporting Unit

Description of the Matter	As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. This requires management to estimate the fair value of the reporting units with goodwill allocated to them. The Company estimates the fair value based on a combination of the discounted cash flow method and guideline public-company method. As of September 30, 2022, the Company’s goodwill balance totaled $5,895.2 million, of which $2,802.8 million related to the Corrugated Packaging reporting unit.

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Auditing management’s goodwill impairment tests involved especially subjective judgments due to the significant estimation required in determining the fair value of the reporting units. In particular, the estimates of the fair value for the Company’s Corrugated Packaging reporting unit is sensitive to assumptions such as the discount rate, EBITDA multiples and expected future net cash flows, including projected operating results, long term growth rate and capital expenditures, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the estimation of the fair value of the reporting unit, including the Company’s controls over the valuation model, the mathematical accuracy of the valuation model and development of underlying assumptions used to estimate such fair value of the reporting unit. We also tested management’s review of the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

To test the estimated fair value of the Company’s Corrugated Packaging reporting unit, our audit procedures included, among others, assessing the valuation methodology, determination of the guideline public companies, and the underlying data used by the Company in its analysis, including testing the significant assumptions discussed above. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s assumptions of future expected net cash flows and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and the significant assumptions, including the discount rate used in determining the fair value of the reporting unit. We also tested the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

Uncertain Tax Positions

Description of the Matter

As discussed in Note 6 to the consolidated financial statements, the Company has unrecognized income tax benefits of $195.5 million related to its uncertain tax positions at September 30, 2022. The Company uses significant judgment in (1) determining whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (2) in measuring the tax benefit as the largest amount of benefit which is more likely than not to be realized upon ultimate settlement. The Company does not record any benefit for tax positions that do not meet the more-likely-than-not initial recognition threshold.

Auditing management’s analysis of its uncertain tax positions and resulting unrecognized income tax benefits involved especially subjective and complex judgments because each tax position carries unique facts and circumstances that require interpretation of laws, regulations and legal rulings, and other factors.

How We Addressed the Matter in Our Audit

We tested the Company’s controls that address the risks of material misstatement relating to uncertain tax positions. For example, we tested controls over management’s application of the two-step recognition and measurement principles, including management’s review of the inputs and resulting calculations of unrecognized income tax benefits.

To test the Company’s measurement and recording of its uncertain tax positions, our audit procedures included, among others, inspecting the Company’s analysis and related tax opinions to evaluate the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For example, we compared the recorded unrecognized income tax benefits to similar positions in prior periods and assessed management’s consideration of current tax controversy and litigation trends in similar positions challenged by tax authorities. In addition, we involved tax subject matter resources to evaluate the application of relevant tax laws in the Company’s recognition determination. We also evaluated the Company’s income tax disclosures in relation to these matters included in Note 6 to the consolidated financial statements.

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/s/ Ernst & Young LLP

We have served as the Company’s or its predecessor’s auditor since at least 1975, but we are unable to determine the specific year.

Atlanta, Georgia

November 18, 2022

F2-191

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF 30 SEPTEMBER 2021 AND 2020 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED 30 SEPTEMBER 2021

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
(In millions, except per share data)	2021	2020	2019
Net sales	$18,746.1	$17,578.8	$18,289.0
Cost of goods sold	15,315.8	14,381.6	14,540.0
Gross profit	3,430.3	3,197.2	3,749.0
Selling, general and administrative, excluding intangible amortization	1,759.3	1,624.4	1,715.2
Selling, general and administrative intangible amortization	357.1	400.5	400.2
Loss (gain) on disposal of assets	4.1	(16.3)	(41.2)
Multiemployer pension withdrawal income	(2.9)	(1.1)	(6.3)
Land and Development impairments	—	—	13.0
Restructuring and other costs	31.5	112.7	173.7
Goodwill impairment	—	1,333.2	—
Operating profit (loss)	1,281.2	(256.2)	1,494.4
Interest expense, net	(372.3)	(393.5)	(431.3)
Loss on extinguishment of debt	(9.7)	(1.5)	(5.1)
Pension and other postretirement non-service income	134.9	103.3	74.2
Other income, net	10.9	9.5	2.4
Equity in income of unconsolidated entities	40.9	15.8	10.1
Income (loss) before income taxes	1,085.9	(522.6)	1,144.7
Income tax expense	(243.4)	(163.5)	(276.8)
Consolidated net income (loss)	842.5	(686.1)	867.9
Less: Net income attributable to noncontrolling interests	(4.2)	(4.8)	(5.0)
Net income (loss) attributable to common stockholders	$838.3	$(690.9)	$862.9

Basic earnings (loss) per share attributable to common stockholders	$3.16	$(2.67)	$3.36

Diluted earnings (loss) per share attributable to common stockholders	$3.13	$(2.67)	$3.33

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WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended September 30,
(In millions)	2021	2020	2019
Consolidated net income (loss)	$842.5	$(686.1)	$867.9
Other comprehensive income (loss), net of tax:
Foreign currency:
Foreign currency translation gain (loss)	124.3	(215.0)	(143.4)
Derivatives:
Deferred (loss) gain on cash flow hedges	(0.1)	(10.0)	1.1
Reclassification adjustment of net loss (gain) on cash flow hedges included in earnings	5.5	3.6	(0.2)
Defined benefit pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during period	165.6	24.2	(248.5)
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	25.5	35.4	17.2
Prior service cost arising during period	(4.2)	(19.6)	(3.3)
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	4.5	3.8	1.8
Other comprehensive income (loss), net of tax	321.1	(177.6)	(375.3)
Comprehensive income (loss)	1,163.6	(863.7)	492.6
Less: Comprehensive income attributable to noncontrolling interests	(4.5)	(4.5)	(3.6)
Comprehensive income (loss) attributable to common stockholders	$1,159.1	$(868.2)	$489.0

F2-193

WESTROCK COMPANY
CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions, except per share data)	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$290.9	$251.1
Accounts receivable (net of allowances of $68.1 and $66.3)	2,586.9	2,142.7
Inventories	2,173.3	2,023.4
Other current assets	597.6	520.5
Assets held for sale	10.9	7.0
Total current assets	5,659.6	4,944.7
Property, plant and equipment, net	10,570.1	10,778.9
Goodwill	5,959.2	5,962.2
Intangibles, net	3,318.8	3,667.2
Restricted assets held by special purpose entities	1,260.5	1,267.5
Prepaid pension asset	674.3	368.7
Other assets	1,811.8	1,790.5
Total assets	$29,254.3	$28,779.7

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$168.8	$222.9
Accounts payable	2,123.7	1,674.2
Accrued compensation and benefits	656.8	386.7
Other current liabilities	694.8	645.1
Total current liabilities	3,644.1	2,928.9
Long-term debt due after one year	8,025.3	9,207.7
Pension liabilities, net of current portion	254.7	305.2
Postretirement benefit liabilities, net of current portion	133.7	145.4
Non-recourse liabilities held by special purpose entities	1,127.3	1,136.5
Deferred income taxes	2,944.4	2,916.9
Other long-term liabilities	1,433.1	1,490.3
Commitments and contingencies (Note 17)
Redeemable noncontrolling interests	1.7	1.3
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common stock, $0.01 par value; 600.0 million shares authorized; 265.0 million and 260.4 million shares outstanding at September 30, 2021 and September 30, 2020, respectively	2.7	2.6
Capital in excess of par value	11,058.8	10,916.3
Retained earnings	1,607.9	1,031.6
Accumulated other comprehensive loss	(999.1)	(1,319.9)
Total stockholders' equity	11,670.3	10,630.6
Noncontrolling interests	19.7	16.9
Total equity	11,690.0	10,647.5
Total liabilities and equity	$29,254.3	$28,779.7

F2-194

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF EQUITY

	Year Ended September 30,
(In millions, except per share data)	2021	2020	2019
Number of Shares of Common Stock Outstanding:
Balance at beginning of fiscal year	260.4	257.8	253.5
Issuance of common stock, net of stock received for tax withholdings (1)	7.1	2.6	6.4
Purchases of common stock (2)	(2.5)	—	(2.1)
Balance at end of fiscal year	265.0	260.4	257.8
Common Stock:
Balance at beginning of fiscal year	$2.6	$2.6	$2.5
Issuance of common stock, net of stock received for tax withholdings (1)	0.1	—	0.1
Balance at end of fiscal year	2.7	2.6	2.6
Capital in Excess of Par Value:
Balance at beginning of fiscal year	10,916.3	10,739.4	10,588.9
Compensation expense under share-based plans	88.5	130.3	64.8
Issuance of common stock, net of stock received for tax withholdings (1)	158.8	46.6	101.1
Fair value of share-based awards issued in business combinations	—	—	70.8
Purchases of common stock (2)	(103.7)	—	(86.2)
Other	(1.1)	—	—
Balance at end of fiscal year	11,058.8	10,916.3	10,739.4
Retained Earnings:
Balance at beginning of fiscal year	1,031.6	1,997.1	1,573.3
Adoption of accounting standards (3)	(3.8)	73.5	43.5
Net income (loss) attributable to common stockholders	838.3	(690.9)	862.9
Dividends declared (per share - $0.88, $1.33 and $1.82) (4)	(236.3)	(348.1)	(479.8)
Issuance of common stock, net of stock received for tax withholdings	(0.5)	—	(0.4)
Purchases of common stock (2)	(21.4)	—	(2.4)
Balance at end of fiscal year	1,607.9	1,031.6	1,997.1
Accumulated Other Comprehensive Loss:
Balance at beginning of fiscal year	(1,319.9)	(1,069.2)	(695.3)
Adoption of ASU 2018-02 reclassification of stranded tax effects resulting from Tax Reform	—	(73.4)	—
Other comprehensive loss, net of tax	320.8	(177.3)	(373.9)
Balance at end of fiscal year	(999.1)	(1,319.9)	(1,069.2)
Total Stockholders' equity	11,670.3	10,630.6	11,669.9
Noncontrolling Interests: (5)
Balance at beginning of fiscal year	16.9	14.3	13.0
Net income	1.7	2.7	3.2
Contributions	—	—	0.2
Distributions and adjustments to noncontrolling interests	1.1	(0.1)	(2.1)
Balance at end of fiscal year	19.7	16.9	14.3
Total Equity	$11,690.0	$10,647.5	$11,684.2

(1)	Included in the issuance of common stock in fiscal 2019 is the issuance of approximately 1.6 million shares of Common Stock valued at $70.1 million in connection with the KapStone Acquisition.
(2)	In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021). In fiscal 2019, we repurchased approximately 2.1 million shares of our Common Stock for an aggregate cost of $88.6 million.

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(3)	For fiscal 2021, the amount relates to the adoption of ASU 2016-13 (as hereinafter defined). For fiscal 2020, the amount primarily relates to the adoption of ASU 2018-02, "Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income". For fiscal 2019, the amount relates to the adoption of ASC 606 (as hereinafter defined).
(4)	Includes cash dividends paid and dividend equivalent units on certain restricted stock awards.
(5)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity in the Consolidated Balance Sheets.

F2-196

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
(In millions)	2021	2020	2019
Operating activities:
Consolidated net income (loss)	$842.5	$(686.1)	$867.9
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,460.0	1,487.0	1,511.2
Cost of real estate sold	—	16.1	17.3
Deferred income tax (benefit) expense	(38.3)	43.0	37.1
Share-based compensation expense	88.6	130.3	64.2
401(k) match and company contribution in common stock	136.1	20.8	—
Pension and other postretirement funding more than expense (income)	(111.5)	(80.1)	(61.3)
Cash surrender value increase in excess of premiums paid	(49.4)	(25.2)	(29.3)
Gain on sale of sawmill	(16.5)	—	—
Gain on sale of investment	(16.0)	—	—
Land and Development impairments	—	—	13.0
Goodwill impairment	—	1,333.2	—
Other impairment adjustments	34.6	25.8	38.3
Loss (gain) on disposal of plant, equipment and other, net	3.7	(13.2)	(43.0)
Other	(29.2)	(15.2)	(57.2)
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(428.9)	30.5	272.9
Inventories	(200.0)	21.8	(110.5)
Other assets	(379.6)	(202.4)	(124.6)
Accounts payable	430.3	(86.4)	(39.1)
Income taxes	0.7	(27.6)	7.2
Accrued liabilities and other	552.8	98.4	(53.9)
Net cash provided by operating activities	2,279.9	2,070.7	2,310.2
Investing activities:
Capital expenditures	(815.5)	(978.1)	(1,369.1)
Cash paid for purchase of businesses, net of cash acquired	—	—	(3,374.2)
Proceeds from corporate owned life insurance	44.9	16.9	33.2
Proceeds from sale of sawmill	58.5	—	—
Proceeds from sale of investment	29.5	—	—
Proceeds from sale of property, plant and equipment	6.3	35.0	119.1
Proceeds from property, plant and equipment insurance settlement	3.2	6.5	25.5
Other	(2.9)	(1.8)	(14.1)
Net cash used for investing activities	(676.0)	(921.5)	(4,579.6)
Financing activities:
Proceeds from issuance of notes	—	598.6	2,498.2
Additions to revolving credit facilities	435.0	428.0	222.2
Repayments of revolving credit facilities	(415.0)	(528.2)	(227.2)
Additions to debt	259.9	696.4	5,061.6
Repayments of debt	(1,544.3)	(1,449.2)	(5,631.6)
Changes in commercial paper, net	—	(339.2)	339.2
Other financing additions (repayments)	23.1	(80.3)	52.2
Issuances of common stock, net of related tax withholdings	18.2	22.2	18.3
Purchases of common stock	(122.4)	—	(88.6)
Cash dividends paid to stockholders	(233.8)	(344.5)	(467.9)
Other	(1.1)	(24.9)	3.8
Net cash (used for) provided by financing activities	(1,580.4)	(1,021.1)	1,780.2
Effect of exchange rate changes on cash, cash equivalents and restricted cash	16.3	(28.6)	4.0
Increase (decrease) in cash, cash equivalents and restricted cash	39.8	99.5	(485.2)
Cash, cash equivalents and restricted cash at beginning of period	251.1	151.6	636.8
Cash, cash equivalents and restricted cash at end of period	$290.9	$251.1	$151.6

F2-197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we", "us", "our", "WestRock" and "the Company" refer to the business of WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries for periods on or after November 2, 2018 and to WRKCo Inc. (formerly known as WestRock Company, "WRKCo") for periods prior to November 2, 2018.

WestRock is a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

On November 2, 2018, we completed the KapStone Acquisition. KapStone is a leading North American producer and distributor of containerboard, corrugated products and specialty papers, including liner and medium containerboard, kraft papers and saturating kraft. KapStone also owns Victory Packaging, a packaging solutions distribution company with facilities in the U.S., Canada and Mexico. KapStone is reported in our Corrugated Packaging segment. WRKCo was the accounting acquirer in the transaction; therefore, the historical consolidated financial statements of WRKCo for periods prior to the KapStone Acquisition are also considered to be the historical financial statements of the Company. See "Note 3. Acquisitions and Investments" for additional information.

Basis of Presentation and Principles of Consolidation

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results may differ from these estimates.

The consolidated financial statements include the accounts of WestRock and our partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary.

Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments without a readily determinable value in which we are not able to exercise significant influence over the investee are accounted under the measurement alternative (i.e., cost less impairment, adjusted for any qualifying observable price changes). Our investments accounted for under the equity method or the measurement alternative method are not material either individually or in the aggregate. We have eliminated all significant intercompany accounts and transactions. See "Note 7. Segment Information" for our equity method investments.

Reclassifications and Adjustments

During fiscal 2021, we corrected our interest, net of amounts capitalized supplemental disclosure for the prior years by an immaterial amount. Certain amounts in prior periods have been reclassified to conform with the current year presentation.

COVID-19 Pandemic

COVID-19 continues to evolve. The pandemic has affected our operational and financial performance to varying degrees and the extent of its effect on our operational and financial performance will continue to depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic (including due to new variants such as Delta), the actions taken to contain or mitigate its impact (including the distribution and effectiveness of vaccines), and the direct and indirect economic effects of the pandemic and related containment measures and government responses, among others. Our net sales, primarily in the last half of fiscal 2020, were negatively impacted by COVID-19, and we have experienced and are currently experiencing higher supply chain costs and tight labor markets in part due to the impacts of COVID-19.

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Ransomware Incident

As previously disclosed, on January 23, 2021 we detected a ransomware incident impacting certain of our systems. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. These actions included taking preventative measures, including shutting down certain systems out of an abundance of caution, as well as taking steps to supplement existing security monitoring, scanning and protective measures. We notified law enforcement and contacted our customers to apprise them of the situation.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. Our teams worked to maintain our business operations and minimize the impact on our customers and teammates. In our second quarter Form 10-Q, we announced that all systems were back in service. All of our mills and converting locations began producing and shipping paper and packaging at pre-ransomware levels in March 2021 or earlier. Our mill system production was approximately 115,000 tons lower than planned for the quarter ended March 31, 2021 as a result of this incident. While shipments from some of our facilities initially lagged behind production levels, this gap closed as systems were restored during the second quarter of fiscal 2021. In locations where technology issues were identified, we used alternative methods, in many cases manual methods, to process and ship orders. We systematically brought our information systems back online in a controlled, phased approach.

We estimate the pre-tax income impact of the lost sales and operational disruption of this incident on our operations in the second quarter of fiscal 2021 was approximately $50 million, as well as approximately $20 million of ransomware recovery costs, primarily professional fees. In addition, we incurred approximately $9 million of ransomware recovery costs in the third quarter of fiscal 2021. In the fourth quarter of fiscal 2021, we recorded a $15 million credit for preliminary recoveries – approximately $10 million as a reduction of SG&A excluding intangible amortization and approximately $5 million as a reduction of cost of goods sold. We expect to recover substantially all of the remaining ransomware losses from cyber and business interruption insurance in future periods. Disputes over the extent of insurance coverage for claims are not uncommon, and there will be a time lag between the incurrence of costs and the receipt of any insurance proceeds.

In response to the ransomware event, we accelerated information technology investments that we had previously planned to make in future periods in order to further strengthen our information security and technology infrastructure. We engaged a leading cybersecurity defense firm that completed a forensics investigation of the ransomware incident and we are taking appropriate actions in response to the findings. For example, in the short- term, we reset all credentials Company-wide and strengthened security tooling across our servers and workstations. Longer term, in collaboration with our strategic partners, we established a roadmap to advance the maturity and effectiveness of our information security and resiliency capabilities. This roadmap includes initiatives to further strengthen our information security posture across the Company, and to enable us to potentially detect, respond to and recover from security and technical incidents in a faster and more effective manner. More specifically, we are progressing projects to bolster our security monitoring capabilities, strengthen our access controls, reduce risks associated with third-parties, and to enhance the information security of our mills and plants.

Use of Estimates

Preparing consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and the differences could be material.

We use estimates in accounting for, among other things, impairment testing of goodwill and long-lived assets, useful lives for depreciation and amortization, income tax expenses, deferred income tax assets and potential income tax assessments, pension benefits, self-insured obligations, restructuring activities, fair values related to business acquisition accounting, slow-moving and obsolete inventory, allowance for doubtful accounts, share- based compensation and loss contingencies. Various assumptions and other factors underlie the determination of these estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The global impact of the COVID-19 pandemic may also affect our accounting estimates, which may materially change from period to period due to changing market factors. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

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Revenue Recognition

We generally recognize revenue on a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer. Additionally, we manufacture certain customized products that have no alternative use to us (since they are made to specific customer orders), and we believe that for certain customers we have a legally enforceable right to payment for performance completed to date on these products, including a reasonable profit. For products that meet these two criteria, we recognize revenue "over time". This results in revenue recognition prior to the date of shipment or title transfer for these products and results in the recognition of a contract asset (unbilled receivables) balance with a corresponding reduction in finished goods inventory on our balance sheet.

We net, against our gross sales, provisions for discounts, returns, allowances, customer rebates and other adjustments. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers' destinations, as a component of cost of goods sold. When shipping and handling costs are included in the sales price charged for our products, they are recognized in net sales since we treat shipping and handling as fulfilment activities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values. We place our cash and cash equivalents primarily with large credit worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We derive our accounts receivable from revenue earned from customers located primarily in North America, South America, Europe, Asia and Australia. Given our diverse customer base, we have limited exposure to credit loss from any particular customer or industry segment, and hence we generally do not require collateral. We perform an evaluation of lifetime expected credit losses inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. The average of our receivables collection is within 30 to 60 days. We are a party to accounts receivable sales agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts. See "Note 12. Fair Value — Accounts Receivable Sales Agreements".

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We charge off receivables when they are determined to be no longer collectible. Bad debt expense was a credit of $9.4 million in fiscal 2021 and expense of $19.9 million and $10.0 million in fiscal 2020 and 2019, respectively.

The following table represents a summary of the changes in the reserve for allowance for doubtful accounts, returns and allowances and cash discounts for fiscal 2021, 2020 and 2019 (in millions):

	2021	2020	2019
Balance at beginning of fiscal year	$66.3	$53.2	$49.7
Reduction in sales and charges to costs and expenses	236.5	270.8	259.6
Deductions	(234.7)	(257.7)	(256.1)
Balance at end of fiscal year	$68.1	$66.3	$53.2

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Inventories

We value our U.S. inventories at the lower of cost or market, with cost for the majority of our U.S. inventories determined on the last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out inventory valuation method ("FIFO") basis. These other inventories represent primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies and aggregate to approximately 36% and 37% of FIFO cost of all inventory at September 30, 2021 and 2020, respectively. See "Note 9. Inventories" for additional information.

Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. Such methods include standard costs, or average costs computed by dividing the actual cost of goods manufactured by the tons produced and multiplying this amount by the tons of inventory on hand. Lastly, certain operations calculate a ratio, on a plant by plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items that are considered to be current period charges include, but are not limited to, production levels, freight, handling costs, and wasted materials (spoilage) that are determined to be abnormal. Cost includes raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads. Our inventoried spare parts are measured at average cost.

Leased Assets

We adopted the provisions of ASC 842, "Leases" on October 1, 2019 using the modified retrospective approach and, as a result, did not restate prior periods. See "Note 14. Leases" for additional information. We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. We record our operating lease ROU assets and liabilities at the commencement date of the lease based on the present value of lease payments over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. As the implicit rate is not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease, which is updated on a monthly basis for measurement of new lease liabilities.

We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See "Note 14. Leases" for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-25 years
Transportation equipment	3-8 years

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Generally, our machinery and equipment have estimated useful lives between 3 and 25 years; however, select portions of machinery and equipment primarily at our mills have estimated useful lives up to 44 years. Greater than 90% of the cost of our mill assets have useful lives of 25 years or less. Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years.

Goodwill and Long-Lived Assets

In accordance with ASC 350, "Intangibles — Goodwill and Other", we review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We determine the fair value of each reporting unit using the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and the guideline public company method.

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is "more likely than not" that the fair value of a reporting unit exceeds its carrying amount. We generally do not attempt a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of our reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates, anticipated synergies and productivity improvements resulting from past acquisitions, capital expenditures and continuous improvement projects. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. The guideline public company method involves comparing the reporting unit to similar companies whose stock is freely traded on an organized exchange. The fair values determined by the discounted cash flow and guideline public company methods are weighted to arrive at the concluded fair value of the reporting unit. However, in instances where comparisons to our peers is less meaningful, no weight is placed on the guideline public company method to arrive at the concluded fair value of the reporting unit. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit's carrying amount over its fair value as required under ASU 2017-04 "Simplifying the Test for Goodwill Impairment", which we early adopted starting with our fiscal 2020 annual goodwill impairment test on July 1, 2020.

During the fourth quarter of fiscal 2021, we completed our annual goodwill impairment testing. We considered factors such as, but not limited to, our expectations for the short-term and long-term impacts of COVID-19, macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 8.0% to 12.0%. We used perpetual growth rates in the reporting units that have goodwill ranging from 0.5% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values by more than 20% each. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points to estimate the fair value of each reporting unit, the fair value of each of our reporting units would have continued to exceed its carrying value.

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At September 30, 2021, the North American Corrugated, Consumer Packaging, Brazil Corrugated and Victory Packaging reporting units had $3,518.5 million, $2,295.9 million, $103.7 million and $41.1 million of goodwill, respectively, which remained recoverable at the current year-end. Subsequent to our annual test, we monitored industry economic trends until the end of our fiscal year and determined no additional testing for goodwill impairment was warranted. We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years. Currently, we do not believe there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate impairment losses. However, we cannot predict certain market factors with certainty, including the impact of COVID-19, and have certain risks inherent to our operations as described in Item 1A. "Risk Factors". If actual results are not consistent with our assumptions and estimates, we may be exposed to additional impairment losses that could be material.

We follow the provisions included in ASC 360, "Property, Plant, and Equipment" in determining whether the carrying value of any of our long-lived assets, including ROU assets and amortizing intangibles other than goodwill, is impaired. The ASC 360 test is a three-step test for assets that are "held and used" as that term is defined by ASC 360. We determine whether indicators of impairment are present. We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques. We record assets classified as "held for sale" at the lower of their carrying value or estimated fair value less anticipated costs to sell. Our long-lived assets, including intangible assets remain recoverable.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. Estimated useful lives range from 1 to 40 years and have a weighted average life of approximately 15.6 years.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Restructuring and Other Costs

Our restructuring and other costs include primarily items such as restructuring portions of our operations, acquisition costs, integration costs and divestiture costs. We have restructured portions of our operations from time to time, have current restructuring initiatives taking place, and it is likely that we will engage in future restructuring activities. Identifying and calculating the cost to exit these operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities, including severance costs, contractual obligations, and the adjustments of property, plant and equipment and lease ROU assets to their fair value. We believe our estimates are reasonable, considering our knowledge of the industries we operate in, previous experience in exiting activities and valuations we may obtain from independent third parties. Although our estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. See "Note 4. Restructuring and Other Costs" for additional information, including a description of the type of costs incurred.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "Business Combinations", we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgements regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

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The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities

We estimate fair values in accordance with ASC 820, "Fair Value Measurement." We define fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair values of our long-term debt are estimated using quoted market prices or are based on the discounted value of future cash flows. We disclose the fair value of long-term debt in "Note 13. Debt" and our pension and postretirement assets and liabilities in "Note 5. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including supplemental retirement savings plans ("Supplemental Plans") that are nonqualified deferred compensation plans pursuant to which assets are invested primarily in mutual funds, interest rate derivatives, commodity derivatives or other similar class of assets or liabilities, the fair value of which are not significant. We measure the fair value of our mutual fund investments based on quoted prices in active markets, and our derivative contracts, if any, based on discounted cash flows.

We measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, ROU assets related to operating leases, goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 4. Restructuring and Other Costs" for impairments associated with restructuring activities. Given the nature of nonfinancial assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could result in future impairment charges for goodwill and acquired intangible assets, or retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with business combinations. These adjustments could have a material impact on our financial condition and results of operations. We discuss fair values in more detail in "Note 12. Fair Value".

F2-204

Derivatives

We are exposed to interest rate risk, commodity price risk and foreign currency exchange risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives. Interest rate swaps may be entered into to manage the interest rate risk associated with a portion of our outstanding debt. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or we may elect not to treat them as accounting hedges. Swaps or forward contracts on certain commodities may be entered into to manage the price risk associated with forecasted purchases or sales of those commodities. In addition, certain commodity financial derivative contracts and physical commodity contracts that are determined to be derivatives may not be designated as accounting hedges because either they do not meet the criteria for treatment as accounting hedges under ASC 815, "Derivatives and Hedging", or we elect not to treat them as accounting hedges under ASC 815. Generally, we elect the normal purchase, normal sale scope exception for physical commodity contracts that are determined to be derivatives. We may also enter into forward contracts to manage our exposure to fluctuations in foreign currency rates with respect to transactions denominated in foreign currencies. These also can either be designated for accounting purposes as cash flow hedges or not so designated.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the derivative agreements. Our credit exposure related to these financial instruments is represented by the fair value of contracts reported as assets. We manage our exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We may enter into financial derivative contracts that may contain credit-risk-related contingent features which could result in a counterparty requesting immediate payment or demanding immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings.

We have at times entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

At September 30, 2021, the notional amount of foreign currency exchange contract derivative was $270.2 million. The fair value of this derivative instrument was not significant as of September 30, 2021. At September 30, 2020, the notional amounts of interest rate and foreign currency exchange contract derivatives were $600.0 million and $250.2 million, respectively. The fair value of these derivative instruments was not significant as of September 30, 2020. See "Note 13. Debt" for additional information on the foreign currency derivatives.

Health Insurance

We are self-insured for the majority of our group health insurance costs. However, we seek to limit our health insurance costs by entering into certain stop loss insurance coverage. Due to mergers, acquisitions and other factors, we may have plans that do not include stop loss insurance. We calculate our group health insurance reserve on an undiscounted basis based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves on an undiscounted basis based on estimated actuarially calculated development factors. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our workers' compensation costs.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet.

F2-205

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. In the event we were to determine that we would be able to realize or not realize our deferred income tax assets in the future in their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase the provision for income taxes, respectively.

Certain provisions of ASC 740, "Income Taxes" provide that a tax benefit from an uncertain tax position may be recognized when it is "more likely than not" that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is "more likely than not" to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is "more likely than not" to be realized upon ultimate settlement. We do not record any benefit for the tax positions where we do not meet the "more likely than not" initial recognition threshold. Income tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized. We generally recognize interest and penalties related to unrecognized tax benefits in income tax expense in the Consolidated Statements of Operations. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, "Compensation – Retirement Benefits". Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our Consolidated Balance Sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in "Note 5. Retirement Plans", which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

The amount of unrecognized actuarial gains and losses recognized in the current year's operations is based on amortizing the unrecognized gains or losses for each plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as "the corridor". The amount of unrecognized gain or loss that exceeds the corridor is amortized over the average future service of the plan participants or the average life expectancy of inactive plan participants for plans where all or almost all of the plan participants are inactive. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and our future expense.

Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, "Compensation – Stock Compensation". Pursuant to our incentive stock plans, we can grant options and restricted stock, stock appreciation rights and restricted stock units to employees and our non-employee directors. The grants generally vest over a period of up to three years depending on the nature of the award, except for non-employee director grants, which typically vest over a period of up to one year. The majority of our restricted stock grants to employees generally contain performance or market conditions that must be met in conjunction with a service requirement for the shares to vest, others contain only a service requirement. We charge compensation expense under the plan to earnings over each award's individual vesting period. Forfeitures are estimated based on historical experience. In fiscal 2020, in connection with our WestRock Pandemic Action Plan we issued restricted stock grants to the majority of our employees to replace their annual cash bonus. See "Note 20. Share-Based Compensation" for additional information.

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Asset Retirement Obligations

We account for asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations". A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. Our asset retirement obligations consist primarily of landfill closure and post-closure costs at certain of our mills. At September 30, 2021 and September 30, 2020, we had recorded liabilities of $73.6 million and $72.3 million, respectively. The liabilities are primarily reflected as Other long-term liabilities on the Consolidated Balance Sheets.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer certain expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the estimated interval until the next major maintenance activity or the life of the deferred item. This maintenance is generally performed every twelve to twenty-four months and has a significant impact on our results of operations in the period performed primarily due to lost production during the maintenance period. Planned major maintenance costs deferred at September 30, 2021 and 2020 were $110.7 million and $118.2 million, respectively. The assets are recorded as Other assets on the Consolidated Balance Sheets.

Foreign Currency

We translate the assets and liabilities of our foreign operations from their functional currency into U.S. dollars at the rate of exchange in effect as of the balance sheet date. We reflect the resulting translation adjustments in equity. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the Consolidated Statements of Operations. We recorded a loss on foreign currency transactions of $0.7 million in fiscal 2021 and a gain on foreign currency transactions of $6.6 million and $18.5 million in fiscal 2020 and 2019, respectively.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of the remedial feasibility study and adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable. See "Note 17. Commitments and Contingencies — Environmental."

New Accounting Standards — Adopted in fiscal 2021

In November 2018, the FASB issued Accounting Standards Update ("ASU") 2018-18 "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606", which provides targeted amendments to ASC 808, "Collaborative arrangements" and ASC 606. The amendments in this ASU require transactions between participants in a collaborative arrangement to be accounted for under ASC 606 only when the counterparty is a customer. We adopted the provisions of ASU 2018-18 on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17 "Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities". This ASU changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety, as currently required under GAAP. We adopted the provisions of ASU 2018-17 on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

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In August 2018, the FASB issued ASU 2018-15 "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract". The amendments in this ASU align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. We adopted the provisions of ASU 2018-15 prospectively on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14 "Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Changes to the Disclosure Requirements for Defined Benefit Plans". The amendments in this ASU modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans to remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures and add disclosure requirements identified as relevant. We adopted the provisions of ASU 2018-14 retrospectively on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)" ("ASU 2016-13"), which modifies the measurement of expected credit losses of certain financial instruments and replaces the incurred loss model with a model that reflects expected credit losses. Subsequently, the FASB issued certain additional clarifications and narrow amendments to ASU 2016-13 intended to make the standards easier to understand and eliminate certain inconsistencies. We adopted ASU 2016-13 and its subsequent revisions using the modified retrospective transition approach on October 1, 2020. The adoption of ASU 2016-13 and its subsequent revisions resulted in us recognizing a cumulative effect adjustment of $3.8 million (net of tax) decrease to opening balance of retained earnings related to our allowance for doubtful accounts primarily for our trade accounts receivable balance.

New Accounting Standards — Pending to be Adopted in Fiscal 2022

In December 2019, the FASB issued ASU 2019-12 "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes". This ASU removes certain exceptions from recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also reduces complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020 (fiscal 2022 for us) and interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05 "Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments". This ASU requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses at lease commencement if they were classified as sales-type or direct financing leases. For lessors that had adopted ASC 842 as of July 19, 2021, when the amendments were issued, the amendments can be applied either retrospectively or prospectively and are effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us) and interim periods within those annual periods. Early adoption is permitted. We plan to early adopt this ASU using the prospective transition approach beginning October 1, 2021. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In March 2020, the FASB issued ASU 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs can be adopted after their respective issuance dates through December 31, 2022. We are currently evaluating our contracts and the impact of optional expedients provided by these ASUs.

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Note 2. Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. In fiscal 2020, we completed our real estate monetization; therefore, we did not have any Land and Development sales in fiscal 2021.

	Year Ended September 30, 2021
(In millions)	Corrugated Packaging	Consumer Packaging	Land and Development	Intersegment Sales	Total
Primary Geographical Markets
North America	$11,813.7	$5,218.3	$—	$(299.1)	$16,732.9
South America	457.6	82.5	—	—	540.1
Europe	5.1	1,101.2	—	(0.3)	1,106.0
Asia Pacific	67.3	300.7	—	(0.9)	367.1
Total	$12,343.7	$6,702.7	$—	$(300.3)	$18,746.1

	Year Ended September 30, 2020
(In millions)	Corrugated Packaging	Consumer Packaging	Land and Development	Intersegment Sales	Total
Primary Geographical Markets
North America	$10,975.8	$4,978.2	$18.9	$(191.4)	$15,781.5
South America	393.1	70.1	—	—	463.2
Europe	7.9	1,006.4	—	(0.3)	1,014.0
Asia Pacific	42.4	278.3	—	(0.6)	320.1
Total	$11,419.2	$6,333.0	$18.9	$(192.3)	$17,578.8

	Year Ended September 30, 2019
(In millions)	Corrugated Packaging	Consumer Packaging	Land and Development	Intersegment Sales	Total
Primary Geographical Markets
North America	$11,314.7	$5,166.6	$23.4	$(155.5)	$16,349.2
South America	437.2	73.2	—	—	510.4
Europe	1.6	1,064.7	—	(0.1)	1,066.2
Asia Pacific	63.2	301.5	—	(1.5)	363.2
Total	$11,816.7	$6,606.0	$23.4	(157.1)	$18,289.0

Revenue Contract Balances

Contract assets are rights to consideration in exchange for goods that we have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are reduced when the control of the goods passes to the customer. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the Consolidated Balance Sheets.

(In millions)	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2020	$185.8	$12.0
Ending balance - September 30, 2021	199.1	12.8
Increase	$13.3	$0.8

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Performance Obligations and Significant Judgments

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Note 3.         Acquisitions and Investments

We account for acquisitions in accordance with ASC 805, "Business Combinations". The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date. The measurement periods for all prior acquisitions were closed in fiscal 2020.

KapStone Acquisition

On November 2, 2018, we completed the KapStone Acquisition. Effective as of the effective time of the KapStone Acquisition (the "Effective Time"), Whiskey Holdco, Inc. changed its name to "WestRock Company" and WRKCo changed its name to "WRKCo Inc."

KapStone was a leading North American producer and distributor of containerboard, corrugated products and specialty papers, including liner and medium containerboard, kraft papers and saturating kraft. KapStone also owned Victory Packaging, a packaging solutions distribution company with facilities in the U.S., Canada and Mexico. We have included the financial results of KapStone in our Corrugated Packaging segment since the date of the acquisition.

Pursuant to the KapStone Acquisition, at the Effective Time, (a) each issued and outstanding share of common stock, par value $0.01 per share, of WRKCo was converted into one share of common stock, par value $0.01 per share, of the Company ("Company common stock") and (b) each issued and outstanding share of common stock, par value $0.0001 per share, of KapStone ("KapStone common stock") (other than shares of KapStone common stock owned by (i) KapStone or any of its subsidiaries or (ii) any KapStone stockholder who properly exercised appraisal rights with respect to its shares of KapStone common stock in accordance with Section 262 of the Delaware General Corporation Law) was automatically canceled and converted into the right to receive (1) $35.00 per share in cash, without interest (the "Cash Consideration"), or, at the election of the holder of such share of KapStone common stock, (2) 0.4981 shares of Company common stock (the "Stock Consideration") and cash in lieu of fractional shares, subject to proration procedures designed to ensure that the Stock Consideration would be received in respect of no more than 25% of the shares of KapStone common stock issued and outstanding immediately prior to the Effective Time (the "Maximum Stock Amount"). Each share of KapStone common stock in respect of which a valid election of Stock Consideration was not made by 5:00 p.m. New York City time on September 5, 2018 was converted into the right to receive the Cash Consideration. KapStone stockholders elected to receive Stock Consideration that was less than the Maximum Stock Amount and no proration was required.

The consideration for the KapStone Acquisition was $4.9 billion including debt assumed, a long-term financing obligation and assumed equity awards. As a result, KapStone stockholders received in the aggregate approximately $3.3 billion in cash and 1.6 million shares of WestRock common stock with a value of $70.1 million, or approximately 0.6% of the issued and outstanding shares of WestRock common stock immediately following the Effective Time. Pursuant to the Merger Agreement, at the Effective Time, the Company assumed any outstanding awards granted under the equity-based incentive plans of WRKCo and KapStone (including the shares underlying such awards), the award agreements evidencing the grants of such awards and, in the case of the WRKCo equity- based incentive plans, the remaining shares available for issuance under the applicable plan, in each case subject to adjustments to such awards in the manner set forth in the Merger Agreement. Included in the consideration was $70.8 million related to outstanding KapStone equity awards that were replaced with WestRock equity awards with identical terms for pre-combination service. The amount related to post-combination service will be expensed over the remaining service period of the awards. See "Note 20. Share-Based Compensation" for additional information on the converted awards.

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The following table summarizes the fair values of the assets acquired and liabilities assumed in the KapStone Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during fiscal 2019 and fiscal 2020 (referred to as "measurement period adjustments") (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments (1)	Amounts Recognized as of Acquisition Date (as Adjusted) (2)
Cash and cash equivalents	$8.6	$—	$8.6
Current assets, excluding cash and cash equivalents	878.9	(30.2)	848.7
Property, plant and equipment, net	1,910.3	11.5	1,921.8
Goodwill	1,755.0	0.5	1,755.5
Intangible assets	1,336.1	30.3	1,366.4
Other long-term assets	27.9	(0.1)	27.8
Total assets acquired	5,916.8	12.0	5,928.8

Current portion of debt	33.3	—	33.3
Current liabilities	337.5	7.9	345.4
Long-term debt due after one year	1,333.4	—	1,333.4
Accrued pension and other long-term benefits	9.8	2.8	12.6
Deferred income taxes	609.7	(1.4)	608.3
Other long-term liabilities	118.4	2.7	121.1
Total liabilities assumed	2,442.1	12.0	2,454.1
Net assets acquired	$3,474.7	$—	$3,474.7

(1)	The measurement period adjustments recorded in fiscal 2019 and fiscal 2020 did not have a significant impact on our Consolidated Statements of Operations in any period.

(2)	The measurement period adjustments were primarily due to refinements to third-party appraisals and carrying amounts of certain assets and liabilities, as well as adjustments to certain tax accounts based on, among other things, adjustments to deferred tax liabilities. The net impact of the measurement period adjustments to goodwill were essentially flat.

The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the KapStone Acquisition (e.g., enhanced geographic reach of the combined organization, increased vertical integration and other synergistic opportunities) and the assembled work force of KapStone, as well as from establishing deferred tax liabilities for the assets and liabilities acquired. The goodwill and intangible assets resulting from the acquisition are not amortizable for tax purposes.

The following table summarizes the weighted average life and the fair value of intangible assets recognized in the KapStone Acquisition, excluding goodwill (in millions, except lives):

	Weighted Avg. Life	Amounts Recognized as of the Acquisition Date
Customer relationships	11.7	$1,303.0
Trademarks and tradenames	16.9	54.2
Favorable contracts	6.0	9.2
Total	11.9	$1,366.4

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None of the intangible assets have significant residual value. The intangible assets are expected to be amortized over estimated useful lives ranging from one to 20 years based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable.

Grupo Gondi Investment

On April 1, 2016, we completed the formation of a joint venture with Grupo Gondi in Mexico. We contributed $175.0 million in cash and the stock of an entity that owns three corrugated packaging facilities in Mexico in return for a 25.0% ownership interest in the joint venture together with future put and call options. The investment was valued at approximately $0.3 billion. On October 20, 2017, we increased our ownership interest in Grupo Gondi in Mexico (the "Joint Venture") from 27.0% to 32.3% through a $108 million capital contribution, which followed the joint venture entity having a stock redemption from a minority partner in April 2017 that increased our ownership interest to approximately 27.0%. The October 2017 capital contribution was used to support the joint venture's capital expansion plans, which include a containerboard mill and several converting plants.

In connection with the investment in the Joint Venture, we entered into an option agreement pursuant to which we and certain other shareholders of the Joint Venture (the "Partners") agreed to future put and call options with respect to the equity interests in the Joint Venture held by each party. Pursuant to the option agreement, the Partners had the right on April 1, 2020 to sell us up to 24% of the equity interest in the Joint Venture at fair market value. The Partners did not exercise this right. Pursuant to the option agreement, between October 1, 2020 and April 1, 2021, we had the right to exercise a right to purchase an additional 18.7% equity interest in the Joint Venture from the Partners at a predetermined purchase price. We did not exercise this right. In addition, our joint venture partners may call our 32.3% equity interest at a predetermined price between October 1, 2021 and April 1, 2022. At any time after April 1, 2022, we may elect to sell, and upon such election our joint venture partners will be obligated to buy, all of our equity interest at a price as determined under the provisions of the agreement. Fiscal 2021 reflects a charge of $22.5 million associated with not exercising the option to purchase the additional equity interest in Grupo Gondi that was recorded in Other income, net in the second quarter of fiscal 2021.

Note 4. Restructuring and Other Costs

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs of $31.5 million, $112.7 million and $173.7 million for fiscal 2021, 2020 and 2019, respectively. Of these costs, $12.6 million, $29.8 million and $56.5 million were non-cash for fiscal 2021, 2020 and 2019, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture vary. We present our restructuring and other costs in more detail below.

The following table summarizes our Restructuring and other costs for fiscal 2021, 2020 and 2019 (in millions):

	2021	2020	2019
Restructuring	$28.5	$93.7	$111.0
Other	3.0	19.0	62.7
Restructuring and Other Costs	$31.5	$112.7	$173.7

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete plant closures). A partial plant closure may consist of shutting down a machine and/or a workforce reduction. We generally incur various reduction in workforce actions, plant closure activities, impairment costs and certain lease terminations in each fiscal year. In fiscal 2021, our restructuring charges also included an impairment of assets and a gain on lease termination associated with our Richmond, VA regional office (in Corporate). In fiscal 2020, our restructuring charges also included those associated with reducing the capacity of our Consumer mill system with the announced shutdown of an SBS machine at our Evadale, TX mill and employee costs due to merger and acquisition-related workforce reductions and voluntary retirement programs in fiscal 2019 and 2020. In fiscal 2019, charges also included those associated with reducing the linerboard capacity of our Corrugated mill system related to the announced shutdown of a machine at our North Charleston, SC mill. In addition, in fiscal 2019, we began recording charges in our Corrugated Packaging segment associated with the replacement of three paper machines at our Florence, SC mill with a new one.

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When we close a facility, if necessary, we recognize a write-down to reduce the carrying value of related property, plant and equipment and lease ROU assets to their fair value and record charges for severance and other employee-related costs. We reduce the carrying value of the assets classified as held for sale to their estimated fair value less cost to sell. Any subsequent change in fair value less cost to sell prior to disposition is recognized as it is identified; however, no gain is recognized in excess of the cumulative loss previously recorded unless the actual selling price exceeds the original carrying value. For plant closures, we also generally expect to record costs for equipment relocation, facility carrying costs and costs to terminate a lease or contract before the end of its term.

Although specific circumstances vary, our strategy has generally been to consolidate our sales and operations into large well-equipped plants that operate at high utilization rates and take advantage of available capacity created by operational excellence initiatives and/or further optimize our system following mergers and acquisitions or a changing business environment. Therefore, we generally transfer a substantial portion of each closed plant's assets and production to our other plants. We believe these actions have allowed us to more effectively manage our business. In our former Land and Development segment, the restructuring charges primarily consisted of severance and other employee costs associated with the wind-down of operations and lease costs.

While restructuring costs are not charged to our segments and, therefore, do not reduce segment income, we highlight the segment to which the charges relate. The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the last three fiscal years, the cumulative recorded amount since we started the initiatives, and our estimate of the total we expect to incur (in millions):

	2021	2020	2019	Cumulative	Total Expected
Corrugated Packaging
Net property, plant and equipment costs	$2.6	$2.2	$32.1	$97.0	$97.0
Severance and other employee costs	4.6	8.7	16.9	64.5	64.9
Equipment and inventory relocation costs	0.8	2.2	4.8	9.5	10.3
Facility carrying costs	1.7	2.6	3.9	22.6	23.7
Other costs	0.6	(1.9)	1.2	4.5	4.8
Restructuring total	$10.3	$13.8	$58.9	$198.1	$200.7
Consumer Packaging
Net property, plant and equipment costs	$0.7	$23.5	$0.5	$35.9	$35.9
Severance and other employee costs	9.8	19.8	6.0	47.2	47.2
Equipment and inventory relocation costs	0.6	1.4	1.0	4.2	4.2
Facility carrying costs	0.5	—	0.2	1.6	1.6
Other costs	1.9	10.5	4.3	20.7	20.7
Restructuring total	$13.5	$55.2	$12.0	$109.6	$109.6
Land and Development
Net property, plant and equipment costs	$—	$—	$—	$1.8	$1.8
Severance and other employee costs	—	—	0.1	13.8	13.8
Other costs	—	2.0	—	5.0	5.0
Restructuring total	$—	$2.0	$0.1	$20.6	$20.6

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	2021	2020	2019	Cumulative	Total Expected
Corporate
Net property, plant and equipment costs	$8.8	$—	$—	$8.8	$8.8
Severance and other employee costs	0.9	21.1	37.5	60.2	60.2
Other costs	(5.0)	1.6	2.5	3.6	3.6
Restructuring total	$4.7	$22.7	$40.0	$72.6	$72.6
Total
Net property, plant and equipment costs	$12.1	$25.7	$32.6	$143.5	$143.5
Severance and other employee costs	15.3	49.6	60.5	185.7	186.1
Equipment and inventory relocation costs	1.4	3.6	5.8	13.7	14.5
Facility carrying costs	2.2	2.6	4.1	24.2	25.3
Other costs	(2.5)	12.2	8.0	33.8	34.1
Restructuring total	$28.5	$93.7	$111.0	$400.9	$403.5

We have defined "Net property, plant and equipment costs" as used in this Note 4 as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment and related parts and supplies on such assets, if any.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as potential litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work being performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be Corporate costs regardless of the segment or segments involved in the transaction.

The following table presents our acquisition, integration and divestiture costs that we incurred during the last three fiscal years (in millions):

	2021	2020	2019
Acquisition costs	$0.5	$0.2	$28.2
Integration costs	1.7	18.7	34.3
Divestiture costs	0.8	0.1	0.2
Other total	$3.0	$19.0	$62.7

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs" on our Consolidated Statements of Operations for the last three fiscal years (in millions):

	2021	2020	2019
Accrual at beginning of fiscal year	$17.2	$32.3	$31.6
Additional accruals	17.4	51.3	60.0
Payments	(17.2)	(56.6)	(55.9)
Adjustment to accruals	(2.1)	(6.2)	(3.2)
Foreign currency rate changes and other	(1.9)	(3.6)	(0.2)
Accrual at end of fiscal year	$13.4	$17.2	$32.3

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Reconciliation of accruals and charges to restructuring and other costs (in millions):

	2021	2020	2019
Additional accruals and adjustments to accruals (see table above)	$15.3	$45.1	$56.8
Acquisition costs	0.5	0.2	28.2
Integration costs	1.7	18.7	34.3
Divestiture costs	0.8	0.1	0.2
Net property, plant and equipment	12.1	25.7	32.6
Severance and other employee costs	0.3	1.6	6.8
Equipment and inventory relocation costs	1.4	3.6	5.8
Facility carrying costs	2.2	2.6	4.1
Other costs (1)	(2.8)	15.1	4.9
Total restructuring and other costs, net	$31.5	$112.7	$173.7

(1)    Other costs primarily includes lease and contract termination costs.

Note 5.        Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. We use a September 30 measurement date for our plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining salaried and non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension assets to several investment management firms across a variety of investment styles. Our defined benefit Investment Committee meets at least four times a year with our investment advisors to review each management firm's performance and monitors its compliance with its stated goals, our investment policy and applicable regulatory requirements in the U.S., Canada, and other jurisdictions.

Investment returns vary. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. Our qualified U.S. plans employ a liability matching strategy augmented with Treasury futures to materially hedge against interest rate risk. After we consulted with our actuary and investment advisors, we adopted the target allocations in the table that follows for our pension plans to produce the desired performance. These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges or modify the allocations.

Our target asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	19%	21%	19%	20%
Fixed income investments	73%	74%	75%	72%
Short-term investments	1%	1%	1%	2%
Other investments	7%	4%	5%	6%
Total	100%	100%	100%	100%

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Our asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	21%	21%	22%	21%
Fixed income investments	71%	72%	72%	72%
Short-term investments	3%	2%	3%	2%
Other investments	5%	5%	3%	5%
Total	100%	100%	100%	100%

We manage our retirement plans in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder as well as applicable legislation in Canada and other foreign countries. Our investment policy objectives include maximizing long-term returns at acceptable risk levels, diversifying among asset classes, as applicable, and among investment managers, as well as establishing certain risk parameters within asset classes. We have allocated our investments within the equity and fixed income asset classes to sub-asset classes designed to meet these objectives. In addition, our other investments support multi-strategy objectives.

In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisors and evaluated criteria based on historical returns by asset class and long-term return expectations by asset class. We expect to contribute approximately $25 million to our U.S. and non-U.S. pension plans in fiscal 2022. However, it is possible that our assumptions or legislation may change, actual market performance may vary or we may decide to contribute a different amount. Therefore, the amount we contribute may vary materially. The expense for MEPPs for collective bargaining employees generally equals the contributions for these plans, excluding estimated accruals for withdrawal liabilities or adjustments to those accruals.

The weighted average assumptions used to measure the benefit plan obligations at September 30, were:

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.99%	2.63%	3.01%	2.16%
Interest crediting rate	3.48%	N/A	3.47%	N/A
Rate of compensation increase	2.50%	2.65%	2.50%	2.68%

At September 30, 2021, the discount rate for the U.S. pension plans was determined based on the yield on a theoretical portfolio of high-grade corporate bonds, and the discount rate for the non-U.S. plans was determined based on a yield curve developed by our actuary. The theoretical portfolio of high-grade corporate bonds used to select the September 30, 2021 discount rate for the U.S. pension plans includes bonds generally rated Aa- or better with at least $100 million outstanding par value and bonds that are non-callable (unless the bonds possess a "make whole" feature). The theoretical portfolio of bonds has cash flows that generally match our expected benefit payments in future years.

Our assumption regarding the future rate of compensation increases is reviewed periodically and is based on both our internal planning projections and recent history of actual compensation increases.

We typically review our expected long-term rate of return on plan assets periodically through an asset allocation study with either our actuary or investment advisor. In fiscal 2022, our expected rate of return used to determine net periodic benefit cost is 5.75% for our U.S. plans and 3.81% for our non-U.S. plans. Our expected rates of return in fiscal 2022 are based on an analysis of our long-term expected rate of return and our current asset allocation.

In December 2019, the USW ratified a new master agreement that applies to substantially all of our U.S. facilities represented by the USW. The agreement has a four-year term and covers a number of specific items, including wages, medical coverage and certain other benefit programs, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits us to apply its terms to USW employees who work at facilities we acquire during the term of the agreement, including most former MeadWestvaco Corporation, KapStone and other acquired facilities.

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The following table shows the changes in benefit obligation, plan assets and funded status for the years ended September 30 (in millions):

	Pension Plans
	2021		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$5,264.5	$1,471.5	$5,048.9	$1,443.1
Service cost	42.5	8.6	44.2	8.4
Interest cost	154.6	32.7	165.0	33.6
Amendments	5.0	0.6	25.2	(0.2)
Actuarial loss (gain)	20.7	(66.1)	214.3	41.9
Plan participant contributions	—	1.9	—	2.0
Benefits paid	(248.2)	(78.0)	(233.1)	(72.0)
Curtailments	—	—	—	3.2
Settlements	—	(1.4)	—	(9.0)
Foreign currency rate changes	—	68.7	—	20.5
Benefit obligation at end of fiscal year	$5,239.1	$1,438.5	$5,264.5	$1,471.5

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$5,369.7	$1,418.0	$5,005.3	$1,400.9
Actual gain on plan assets	491.9	38.7	582.6	65.4
Employer contributions	13.6	9.6	14.9	7.6
Plan participant contributions	—	1.9	—	2.0
Benefits paid	(248.2)	(78.0)	(233.1)	(72.0)
Settlements	—	(1.4)	—	(9.0)
Foreign currency rate changes	—	66.9	—	23.1
Fair value of plan assets at end of fiscal year	$5,627.0	$1,455.7	$5,369.7	$1,418.0
Funded status	$387.9	$17.2	$105.2	$(53.5)

Amounts recognized in the Consolidated Balance Sheets:
Prepaid pension asset	$566.8	$107.5	$290.6	$78.1
Other current liabilities	(13.5)	(1.0)	(10.7)	(1.1)
Pension liabilities, net of current portion	(165.4)	(89.3)	(174.7)	(130.5)
Over (under) funded status at end of fiscal year	$387.9	$17.2	$105.2	$(53.5)

The actuarial loss (gain) in the change in benefit obligation for the U.S. Plans and Non-U.S. Plans are generally driven by a change in discount rates and to a lesser degree the rate of compensation change in the Non- US. Plans.

Certain U.S. plans have benefit obligations in excess of plan assets. These plans, which consist primarily of non-qualified plans, have aggregate projected benefit obligations of $219.3 million, aggregate accumulated benefit obligations of $219.3 million, and aggregate fair value of plan assets of $40.4 million at September 30, 2021. Our qualified U.S. plans were in a net overfunded position at September 30, 2021.

The accumulated benefit obligation of U.S. and non-U.S. pension plans was $6,627.1 million and $6,682.2 million at September 30, 2021 and 2020, respectively.

F2-217

The pre-tax amounts in accumulated other comprehensive loss September 30 not yet recognized as components of net periodic pension cost, including noncontrolling interest, consist of (in millions):

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$573.1	$125.9	$753.2	$188.6
Prior service cost	42.4	2.6	45.6	2.4
Total accumulated other comprehensive loss	$615.5	$128.5	$798.8	$191.0

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2021	2020	2019
Net actuarial (gain) loss arising during period	$(208.0)	$(26.2)	$312.0
Amortization and settlement recognition of net actuarial loss	(34.5)	(48.2)	(25.3)
Prior service cost arising during period	5.6	25.0	3.5
Amortization of prior service cost	(8.4)	(7.8)	(5.2)
Net other comprehensive (income) loss recognized	$(245.3)	$(57.2)	$285.0

The net periodic pension (income) cost recognized in the Consolidated Statements of Operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2021	2020	2019
Service cost	$51.1	$52.6	$42.8
Interest cost	187.3	198.6	232.6
Expected return on plan assets	(368.1)	(362.3)	(340.2)
Amortization of net actuarial loss	34.2	46.8	24.5
Amortization of prior service cost	8.4	7.5	5.2
Curtailment loss	—	0.4	1.0
Settlement loss (gain)	0.4	1.4	(0.2)
Company defined benefit plan income	(86.7)	(55.0)	(34.3)
Multiemployer and other plans	1.6	2.0	1.4
Net pension income	$(85.1)	$(53.0)	$(32.9)

The Multiemployer and other plans line in the table above excludes the estimated withdrawal liabilities recorded. See "Note 5. Retirement Plans — Multiemployer Plans" for additional information.

The Consolidated Statements of Operations line item "Pension and other postretirement non-service income" is equal to the non-service elements of our "Company defined benefit plan income" and our "Net postretirement cost" outlined in this note.

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2021		2020		2019
	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans
Discount rate	3.01%	2.16%	3.35%	2.42%	4.50%	3.42%
Interest crediting rate	3.47%	N/A	4.22%	N/A	4.15%	N/A

F2-218

	Pension Plans
	2021		2020		2019
	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans
Rate of compensation increase	2.50%	2.68%	3.00%	2.65%	3.00%	2.67%
Expected long-term rate of return on plan assets	6.00%	3.73%	6.25%	4.26%	6.50%	4.69%

For our U.S. pension and postretirement plans, we considered the mortality tables and improvement scales published by the Society of Actuaries and evaluated our specific mortality experience to establish mortality assumptions. Based on our experience and in consultation with our actuaries, for fiscal 2021, 2020 and 2019 we utilized the base Pri-2012 mortality tables with specific gender and job classification increases applied for fiscal 2021 ranging from 6% to 13%, for fiscal 2020 ranging from 5% to 12% and for fiscal 2019 6% to 12%.

For our Canadian pension and postretirement plans, we utilized the 2014 Private Sector Canadian Pensioners Mortality Table adjusted to reflect industry and our mortality experience for fiscal 2021, 2020 and 2019. As of September 30, 2021, these adjustment factors were updated to reflect the most recent mortality experience.

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	U.S. Plans	Non-U.S. Plans
Fiscal 2022	$277.4	$76.1
Fiscal 2023	$279.1	$76.5
Fiscal 2024	$283.7	$76.0
Fiscal 2025	$291.2	$76.3
Fiscal 2026	$280.8	$75.7
Fiscal Years 2027 – 2031	$1,435.0	$378.4

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2021 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$275.1	$275.1	$—
Non-U.S. equities (1)	9.4	9.4	—
Fixed income securities:
U.S. government securities (2)	292.4	—	292.4
Non-U.S. government securities (3)	113.2	—	113.2
U.S. corporate bonds (3)	2,987.8	137.6	2,850.2
Non-U.S. corporate bonds (3)	511.1	—	511.1
Other fixed income (4)	435.5	—	435.5
Short-term investments (5)	195.5	195.5	—
Benefit plan assets measured in the fair value hierarchy	$4,820.0	$617.6	$4,202.4
Assets measured at NAV (6)	2,262.7
Total benefit plan assets	$7,082.7

F2-219

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2020 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$253.0	$253.0	$—
Non-U.S. equities (1)	4.0	4.0	—
Fixed income securities:
U.S. government securities (2)	331.7	—	331.7
Non-U.S. government securities (3)	103.1	—	103.1
U.S. corporate bonds (3)	2,875.3	124.9	2,750.4
Non-U.S. corporate bonds (3)	540.7	—	540.7
Other fixed income (4)	388.0	—	388.0
Short-term investments (5)	168.7	168.7	—
Benefit plan assets measured in the fair value hierarchy	$4,664.5	$550.6	$4,113.9
Assets measured at NAV (6)	2,123.2
Total benefit plan assets	$6,787.7

(1)	Equity securities are comprised of the following investment types: (i) common stock, (ii) preferred stock, and (iii) equity exchange traded funds. Level 1 investments in common and preferred stocks and exchange traded funds are valued using quoted market prices multiplied by the number of shares owned.

(2)	U.S. government securities include treasury and agency debt. These investments are valued using broker quotes in an active market.

(3)	The level 1 non-U.S. government securities investment is an exchange cleared swap valued using quoted market prices. The level 1 U.S. corporate bonds category is primarily comprised of U.S. dollar denominated investment grade securities and valued using quoted market prices. Level 2 investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(4)	Other fixed income is comprised of municipal and asset-backed securities. Investments are valued utilizing a market approach that includes various valuation techniques and sources, such as broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads and/or other applicable reference data.

(5)	Short-term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in interest- bearing accounts.

(6)	Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of September 30, 2021 and 2020 (in millions):

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
September 30, 2021
Hedge funds (1)	$38.9	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,498.2	Monthly	Up to 60 days	171.7

F2-220

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
Fixed income and fixed income related instruments (3)	725.6	Monthly	Up to 10 days	—
	$2,262.7			$171.7
September 30, 2020
Hedge funds (1)	$39.2	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,416.9	Monthly	Up to 60 days	228.9
Fixed income and fixed income related instruments (3)	667.1	Monthly	Up to 10 days	—
	$2,123.2			$228.9

(1)	Hedge fund investments are primarily made through shares of limited partnerships or similar structures. Hedge funds are typically valued monthly by third-party administrators that have been appointed by the funds' general partners.

(2)	Commingled fund investments are valued at the NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

(3)	Fixed income and fixed income related instruments consist of commingled debt funds, which are valued at their NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

We maintain holdings in certain private equity partnerships and private real estate investments for which a liquid secondary market does not exist. The private equity partnerships are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparisons technique include earnings before interest, taxes, depreciation and amortization multiples in other comparable third-party transactions, price to earnings ratios, liquidity, current operating results, as well as input from general partners and other pertinent information. Private equity investments have been valued using NAV as a practical expedient.

Private real estate investments are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparison technique include a combination of third-party appraisals, replacement cost, and comparable market prices. Private real estate investments have been valued using NAV as a practical expedient.

Equity-related investments are hedged equity investments in a commingled fund that consist primarily of equity indexed investments which are hedged by options and also hold collateral in the form of short-term treasury securities. Equity related investments have been valued using NAV as a practical expedient.

F2-221

Postretirement Plans

The postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Postretirement plans
	2021		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.98%	6.45%	3.00%	4.84%

F2-222

The following table shows the changes in benefit obligation, plan assets and funded status for the fiscal years ended September 30 (in millions):

	Postretirement plans
	2021		2022
Change in projected benefit obligation:	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Benefit obligation at beginning of fiscal year	$93.6	$62.5	$98.3	$75.7
Service cost	0.6	0.6	0.6	0.7
Interest cost	2.8	3.1	3.2	3.7
Amendments	—	—	(0.1)	2.0
Actuarial gain	(6.1)	(8.1)	(3.1)	(5.3)
Benefits paid	(4.5)	(2.8)	(5.3)	(2.9)
Foreign currency rate changes	—	3.0	—	(11.4)
Benefit obligation at end of fiscal year	$86.4	$58.3	$93.6	$62.5

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$—	$—	$—	$—
Employer contributions	4.5	2.8	5.3	2.9
Benefits paid	(4.5)	(2.8)	(5.3)	(2.9)
Fair value of plan assets at end of fiscal year	$—	$—	$—	$—
Underfunded Status	$(86.4)	$(58.3)	$(93.6)	$(62.5)

Amounts recognized in the Consolidated Balance Sheets:
Other current liabilities	$(8.2)	$(2.8)	$(8.0)	$(2.7)
Postretirement benefit liabilities, net of current portion	(78.2)	(55.5)	(85.6)	(59.8)
Underfunded status at end of fiscal year	$(86.4)	$(58.3)	$(93.6)	$(62.5)

F2-223

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic postretirement cost, including noncontrolling interest, consist of (in millions):

	Postretirement Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial (gain) loss	$(16.1)	$4.8	$(10.6)	$13.0
Prior service (credit) cost	(3.2)	1.1	(5.7)	1.2
Total accumulated other comprehensive (income) loss	$(19.3)	$5.9	$(16.3)	$14.2

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Postretirement Plans
	2021	2020	2019
Net actuarial (gain) loss arising during period	$(14.2)	$(8.4)	$23.9
Amortization and settlement recognition of net actuarial gain (loss)	0.6	(0.1)	2.0
Prior service cost arising during period	—	1.9	0.4
Amortization or curtailment recognition of prior service credit	2.4	2.7	2.8
Net other comprehensive (income) loss recognized	$(11.2)	$(3.9)	$29.1

The net periodic postretirement cost recognized in the Consolidated Statements of Operations is comprised of the following for fiscal years ended (in millions):

	Postretirement Plans
	2021	2020	2019
Service cost	$1.2	$1.3	$1.2
Interest cost	5.9	6.9	7.7
Amortization of net actuarial (gain) loss	(0.6)	0.1	(2.0)
Amortization of prior service credit	(2.4)	(2.7)	(2.8)
Net postretirement cost	$4.1	$5.6	$4.1

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") are as follows at September 30, 2021:

U.S. Plans
Health care cost trend rate assumed for next year	5.34%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.00%
Year the rate reaches the ultimate trend rate	2047

Non-U.S. Plans
Health care cost trend rate assumed for next year	6.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.00%
Year the rate reaches the ultimate trend rate	2021

F2-224

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Postretirement Plans
	2021		2020		2019
	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans
Discount rate	3.00%	4.84%	3.34%	5.64%	4.50%	6.61%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Postretirement Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2022	$8.2	$2.8
Fiscal 2023	$7.2	$2.9
Fiscal 2024	$6.8	$2.9
Fiscal 2025	$6.5	$3.0
Fiscal 2026	$6.2	$3.0
Fiscal Years 2027 – 2031	$27.2	$16.1

Multiemployer Plans

We participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. The risks of participating in MEPPs are different from the risks of participating in single- employer pension plans. These risks include (i) assets contributed to a MEPP by one employer are used to provide benefits to employees of all participating employers, (ii) if a participating employer withdraws from a MEPP, the unfunded obligations of the MEPP allocable to such withdrawing employer may be borne by the remaining participating employers, and (iii) if we withdraw from a MEPP, we may be required to pay that plan an amount based on our allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability, as well as a share of the MEPP's accumulated funding deficiency.

Our contributions to a particular MEPP are established by the applicable CBAs; however, our required contributions may increase based on the funded status of a MEPP and legal requirements, such as those set forth in the Pension Act, which requires substantially underfunded MEPPs to implement a FIP or a RP to improve their funded status. Contributions to MEPPs are individually and in the aggregate not significant.

In the normal course of business, we evaluate our potential exposure to MEPPs, including with respect to potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from PIUMPF and Central States, and recorded estimated withdrawal liabilities for each. The PIUMPF estimated withdrawal liability assumed both a payment for withdrawal liability and for our proportionate share of PIUMPF's accumulated funding deficiency. The estimated withdrawal liability excludes the potential impact of a future mass withdrawal of other employers from PIUMPF, which was not considered probable or reasonably estimable and was discounted at a credit adjusted risk free rate. Subsequently, we continued to refine the estimate of the withdrawal liability, the impact of which was not significant. It is reasonably possible that we may incur withdrawal liabilities with respect to certain other MEPPs in connection with such withdrawals. Our estimate of any such withdrawal liability, both individually and in the aggregate, is not material for the remaining plans in which we participate.

In September 2019, we received a demand from PIUMPF asserting that we owe $170.3 million on an undiscounted basis (approximately $0.7 million per month for the next 20 years) with respect to our withdrawal liability. The initial demand did not address any assertion of liability for PIUMPF's accumulated funding deficiency. In October 2019, we received two additional demand letters from PIUMPF related to a subsidiary of ours asserting that we owe $2.3 million on an undiscounted basis to be paid over 20 years with respect to the subsidiary's withdrawal liability and $2.0 million for its accumulated funding deficiency. We received an updated demand letter decreasing the accumulated funding deficiency demand from $2.0 million to $1.3 million in April 2020. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. We dispute the PIUMPF accumulated funding deficiency demands. We began making monthly payments (approximately $0.7 million per month for 20 years) for these withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands.

F2-225

In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency. We believe we are adequately reserved for this matter.

At September 30, 2021 and September 30, 2020, we had withdrawal liabilities recorded of $247.1 million and $252.0 million, respectively including liabilities associated with PIUMPF's accumulated funding deficiency demands.

With respect to certain other MEPPs, in the event we withdraw from one or more of the MEPPs in the future, it is reasonably possible that we may incur withdrawal liabilities in connection with such withdrawals. Our estimate of any such withdrawal liabilities, both individually and in the aggregate, are not material for the remaining plans in which we participate.

Approximately 56% of our employees are covered by CBAs in the U.S. and Canada, of which approximately 26% are covered by CBAs that expire within one year and another 16% are covered by CBAs that have expired.

Defined Contribution Plans

We have 401(k) and other defined contribution plans that cover certain of our U.S., Canadian and other non-U.S. salaried union and nonunion hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, CBAs and other non-U.S. defined contribution programs, we have plans with varied terms. At September 30, 2021, our contributions may be up to 7.5% for U.S. salaried and non-union hourly employees, consisting of a match of up to 5% and an automatic employer contribution of 2.5%. Certain other employees who receive accruals under a defined benefit pension plan, certain employees covered by CBAs and non-U.S. defined contribution programs receive generally up to a 3.0% to 4.0% contribution to their 401(k) plan or defined contribution plan. During fiscal 2021, 2020 and 2019, we recorded expense of $164.7 million, $150.1 million and $150.9 million, respectively, related to employer contributions to the 401(k) plans and other defined contribution plans, including the automatic employer contribution. In connection with the WestRock Pandemic Action Plan, we began funding our matching contributions to the WestRock Company 401(k) Retirement Savings Plan in Common Stock effective July 1, 2020 and ending September 30, 2021 (final period funded in October 2021).

Supplemental Retirement Plans

We have Supplemental Plans that are nonqualified deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans are our unsecured obligations and rank equally with our other unsecured and unsubordinated indebtedness outstanding. Participants' accounts are credited with investment gains and losses under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. At September 30, 2021, the Supplemental Plans had assets totaling $191.0 million that are recorded at market value, and liabilities of $171.0 million. The investment alternatives available under the Supplemental Plans are generally similar to investment alternatives available under 401(k) plans. The amount of expense we recorded for the current fiscal year and the preceding two fiscal years was not significant.

Note 6.         Income Taxes

The components of income (loss) before income taxes are as follows (in millions):

	Year Ended September 30,
	2021	2020	2019
United States	$822.4	$(440.7)	$891.6
Foreign	263.5	(81.9)	253.1

F2-226

	Year Ended September 30,
	2021	2020	2019
Income (loss) before income taxes	$1,085.9	$(522.6)	$1,144.7

Impacts of the Tax Act

On December 22, 2017, the U.S. enacted comprehensive tax legislation, commonly referred to as the Tax Act. The Tax Act contained significant changes to corporate taxation, including (i) the reduction of the corporate income tax rate to 21%, (ii) the acceleration of expensing for certain business assets, (iii) the one-time transition tax related to the transition of U.S. international tax from a worldwide tax system to a territorial tax system, (iv) the repeal of the domestic production deduction, (v) additional limitations on the deductibility of interest expense, and (vi) expanded limitations on executive compensation. In conjunction with guidance set forth under SAB 118 pertaining to the Tax Act, we recorded provisional amounts both for the impact of remeasurement on our U.S. net deferred tax liabilities to the new U.S. statutory rate of 21% and for the mandatory transition tax on unrepatriated foreign earnings during fiscal 2018. During the first quarter of fiscal 2019, we completed the accounting for the income tax effect related to the Tax Act and made the following adjustments to the provisional amounts: (i) a $0.4 million tax expense from the true up and revaluation of deferred tax assets and liabilities to reflect the new tax rate and (ii) an additional $3.7 million tax expense, as a result of the refinement to the transition tax provisional liability. We have reclassified the transition tax liability for financial statement purposes to a reserve for uncertain tax position due to uncertainty in the realizability of certain foreign earnings and profits deficits. During the third quarter of fiscal 2020, we reduced our transition tax reserve by $16.4 million based on adjustments to expected post-1986 deferred foreign income as of the transition tax date.

Beginning in fiscal 2019, we were subject to several provisions of the Tax Act, including computations under Global Intangible Low Taxed Income ("GILTI"), Foreign Derived Intangible Income ("FDII"), Base Erosion and Anti- Abuse Tax ("BEAT"), and IRC Section 163(j) interest limitation ("Interest Limitation") rules. We recorded the immaterial tax impact of FDII in our effective tax rate for fiscal 2020. For the BEAT computation, we did not record any amount in our effective tax rate for fiscal 2020 because this provision of the Tax Act did not impact tax expense for the fiscal year.

As part of the enacted Tax Act, GILTI provisions were introduced that would impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. In January 2018, the FASB issued a question-and-answer document, stating that either accounting for deferred taxes related to GILTI inclusions or treating any taxes on GILTI inclusions as period costs are both acceptable methods subject to an accounting policy election. The GILTI provisions did not take effect for WestRock until fiscal 2019, and the Company has elected to treat any potential GILTI inclusions as a period cost during the year incurred.

Income tax expense consists of the following components (in millions):

	Year Ended September 30,
	2021	2020	2019
Current income taxes:
Federal	$171.2	$31.6	$134.7
State	27.2	23.5	34.9
Foreign	78.4	66.8	69.5
Total current expense	276.8	121.9	239.1
Deferred income taxes:
Federal	(39.0)	42.4	44.1
State	(10.2)	6.2	6.1
Foreign	15.8	(7.0)	(12.5)
Total deferred (benefit) expense	(33.4)	41.6	37.7
Total income tax expense	$243.4	$163.5	$276.8

During fiscal 2021, 2020 and 2019, cash paid for income taxes, net of refunds, were $271.9 million, $147.2 million and $226.1 million, respectively.

F2-227

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,
	2021	2020 (1)	2019
Statutory federal tax rate	21.0%	21.0%	21.0%
Foreign rate differential	0.9	(1.1)	1.3
Adjustment and resolution of federal, state and foreign tax uncertainties	0.1	2.7	1.2
State taxes, net of federal benefit	2.0	(0.3)	2.9
Excess tax benefit related to stock compensation	0.2	(0.5)	(0.3)
Research and development and other tax credits, net of reserves	(0.5)	3.7	(0.7)
Income attributable to noncontrolling interest	0.1	0.1	(0.1)
Change in valuation allowance	2.8	(4.1)	0.2
Nondeductible transaction costs	—	—	1.0
Goodwill impairment	—	(51.2)	—
Nontaxable increased cash surrender value	(1.1)	1.3	(0.6)
Withholding taxes	0.2	(0.7)	0.6
FDII	(1.2)	1.3	(0.5)
Deferred rate change	(1.0)	(1.8)	(0.4)
Brazilian net worth deduction	(0.7)	1.7	(0.9)
Other, net	(0.4)	(3.4)	(0.5)
Effective tax rate	22.4%	(31.3)%	24.2%

(1)	The negative tax rate for fiscal year 2020 is the result of applying total income tax expense to the loss before income taxes. The signs within the table are consequently the opposite compared to fiscal 2021 and 2019.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist of the following (in millions):

	September 30,
	2021	2020
Deferred income tax assets:
Accruals and allowances	$6.7	$5.3
Employee related accruals and allowances	119.0	121.3
Pension	—	60.5
State net operating loss carryforwards, net of federal benefit	57.5	67.0
State credit carryforwards, net of federal benefit	84.9	79.4
Federal and foreign net operating loss carryforwards	193.6	188.3
Restricted stock and options	30.2	33.7
Lease liabilities	177.1	179.1
Other	42.1	52.8
Total	711.1	787.4
Deferred income tax liabilities:
Property, plant and equipment	1,805.2	1,885.5
Deductible intangibles and goodwill	796.6	841.5
Inventory reserves	243.5	216.2
Deferred gain	272.8	272.2
Basis difference in joint ventures	32.9	33.8
Pension	36.3	—
Right-of-use assets	164.9	163.8
Total	3,352.2	3,413.0
Valuation allowances	277.5	257.5
Net deferred income tax liability	$2,918.6	$2,883.1

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Deferred taxes are recorded as follows in the Consolidated Balance Sheets (in millions):

	September 30,
	2021	2020
Long-term deferred tax asset (1)	$25.8	$33.8
Long-term deferred tax liability	2,944.4	2,916.9
Net deferred income tax liability	$2,918.6	$2,883.1

(1)	The long-term deferred tax asset is presented in Other assets on the Consolidated Balance Sheets.

At September 30, 2021 and September 30, 2020, we had gross U.S. federal net operating losses of approximately $2.7 million and $2.6 million, respectively. These loss carryforwards generally expire between fiscal 2031 and 2038.

At September 30, 2021 and September 30, 2020, we had gross state and local net operating losses, of approximately $1,190 million and $1,461 million, respectively. These loss carryforwards generally expire between fiscal 2022 and 2040. The tax effected values of these net operating losses are $57.5 million and $67.0 million at September 30, 2021 and 2020, respectively, exclusive of valuation allowances of $20.4 million and $12.7 million at September 30, 2021 and 2020, respectively.

At September 30, 2021 and September 30, 2020, gross net operating losses for foreign reporting purposes of approximately $779.1 million and $765.1 million, respectively, were available for carryforward. A majority of these loss carryforwards generally expire between fiscal 2022 and 2040, while a portion have an indefinite carryforward. The tax effected values of these net operating losses are $193.0 million and $187.7 million at September 30, 2021 and 2020, respectively, exclusive of valuation allowances of $177.6 million and $165.9 million at September 30, 2021 and 2020, respectively.

At September 30, 2021 and 2020, we had state tax credit carryforwards of $84.9 million and $79.4 million, respectively. These state tax credit carryforwards generally expire within 5 to 10 years; however, certain state credits can be carried forward indefinitely. Valuation allowances of $76.3 million and $71.9 million at September 30, 2021 and 2020, respectively, have been provided on these assets. These valuation allowances have been recorded due to uncertainty regarding our ability to generate sufficient taxable income in the appropriate taxing jurisdiction.

The following table represents a summary of the valuation allowances against deferred tax assets for fiscal 2021, 2020 and 2019 (in millions):

	2021	2020	2019
Balance at beginning of fiscal year	$257.5	$218.0	$229.4
Increases	22.2	46.2	25.4
Allowances related to acquisition accounting (1)			0.8
Reductions	(2.2)	(6.7)	(37.6)
Balance at end of fiscal year	$277.5	$257.5	$218.0

(1)	Amounts in fiscal 2019 relate to the KapStone Acquisition.

Consistent with prior years, we consider a portion of our earnings from certain foreign subsidiaries as subject to repatriation and we provide for taxes accordingly. However, we consider the unremitted earnings and all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any taxes that would be due.

As of September 30, 2021, we estimate our outside basis difference in foreign subsidiaries that are considered indefinitely reinvested to be approximately $1.4 billion. The components of the outside basis difference are comprised of acquisition accounting adjustments, undistributed earnings, and equity components. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of September 30, 2021, the determination of the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the Transition Tax and additional outside basis differences is not practicable.

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A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	2021	2020	2019
Balance at beginning of fiscal year	$206.7	$224.3	$127.1
Additions related to purchase accounting(1)			1.0
Additions for tax positions taken in current year(2)	2.7	5.0	103.8
Additions for tax positions taken in prior fiscal years	10.8	11.7	1.8
Reductions for tax positions taken in prior fiscal years(2)		(16.7)	(0.5)
Reductions due to settlement (3)			(4.0)
Additions (reductions) for currency translation adjustments	1.5	(8.8)	(1.7)
Reductions as a result of a lapse of the applicable statute of limitations	(22.2)	(8.8)	(3.2)
Balance at end offiscal year	$199.5	$206.7	$224.3

(1)	Amounts in fiscal 2019 relate to the KapStone Acquisition.

(2)	Additions for tax positions taken in fiscal 2019 and reductions taken in fiscal 2020 include primarily positions taken related to foreign subsidiaries.

(3)	Amounts in fiscal 2019 relate to the settlements of state and foreign audit examinations.

As of September 30, 2021 and 2020, the total amount of unrecognized tax benefits was approximately $199.5 million and $206.7 million, respectively, exclusive of interest and penalties. Of these balances, as of September 30, 2021 and 2020, if we were to prevail on all unrecognized tax benefits recorded, approximately $188.7 million and $189.5 million, respectively, would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution. See "Note 17. Commitments and Contingencies — Brazil Tax Liability".

As of September 30, 2021 and 2020, we had liabilities of $79.7 million and $72.4 million, respectively, related to estimated interest and penalties for unrecognized tax benefits. Our results of operations for the fiscal year ended September 30, 2021, 2020 and 2019 include expense of $4.4 million, $6.6 million and $9.7 million, respectively, net of indirect benefits, related to estimated interest and penalties with respect to the liability for unrecognized tax benefits. As of September 30, 2021, it is reasonably possible that our unrecognized tax benefits will decrease by up to $31.5 million in the next twelve months due to expiration of various statutes of limitations and settlement of issues.

We file federal, state and local income tax returns in the U.S. and various foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to fiscal 2017 and state and local income tax examinations by tax authorities for years prior to fiscal 2010. We are no longer subject to non-U.S. income tax examinations by tax authorities for years prior to fiscal 2009, except for Brazil for which we are not subject to tax examinations for years prior to 2006. While we believe our tax positions are appropriate, they are subject to audit or other modifications and there can be no assurance that any modifications will not materially and adversely affect our results of operations, financial condition or cash flows.

Note 7. Segment Information

We report our financial results of operations in the following two reportable segments: Corrugated Packaging, which consists of our containerboard mills, corrugated packaging and distribution operations, as well as our merchandising displays and recycling procurement operations; and Consumer Packaging, which consists of our consumer mills, food and beverage and partition operations. Prior to the completion of our monetization program in fiscal 2020, we had a third reportable segment, Land and Development, which previously sold real estate, primarily in the Charleston, SC region. Certain income and expenses are not allocated to our segments and, thus, the information that management uses to make operating decisions and assess performance does not reflect such amounts. Items not allocated are reported as non-allocated expenses or in other line items in the selected operating data table below after segment income.

In the first quarter of fiscal 2022, we expect to realign our segments and will disclose three reportable segments: Packaging, which will consist of our converting operations and associated integrated profit from our mill system; Paper, which will consist of third-party paper sales and associated profit from our mill system; and Distribution, which will consist of our distribution business combined with our merchandising display assembly operations.

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Some of our operations included in the segments are located in locations such as Canada, Mexico, South America, Europe, Asia and Australia. The table below reflects financial data of our foreign operations for each of the past three fiscal years, some of which were transacted in U.S. dollars (in millions, except percentages):

	Years Ended September 30,
	2021	2020	2019
Foreign net sales to unaffiliated customers	$3,466.9	$3,105.6	$3,332.4
Foreign segment income	$397.6	$298.2	$392.3
Foreign long-lived assets	$1,501.3	$1,390.6	$1,466.4

Foreign operations as a percent of consolidated operations:
Foreign net sales to unaffiliated customers	18.5%	17.7%	18.2%
Foreign segment income	25.3%	21.9%	21.9%
Foreign long-lived assets	14.2%	12.9%	13.1%

We evaluate performance and allocate resources based, in part, on profit from operations before income taxes, interest and other items. The accounting policies of the reportable segments are the same as those described in "Note 1. Description of Business and Summary of Significant Accounting Policies". We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income of unconsolidated entities in segment income, as well the related investments in segment identifiable assets. Equity in income of unconsolidated entities is not material and we disclose our investments in unconsolidated entities below.

The following table shows selected operating data for our segments (in millions):

	Years Ended September 30,
	2021	2020	2019
Net sales (aggregate):
Corrugated Packaging	$12,343.7	$11,419.2	$11,816.7
Consumer Packaging	6,702.7	6,333.0	6,606.0
Land and Development	—	18.9	23.4
Total	$19,046.4	$17,771.1	$18,446.1
Less net sales (intersegment):
Corrugated Packaging	$87.2	$71.0	$75.3
Consumer Packaging	213.1	121.3	81.8
Total	$300.3	$192.3	$157.1
Net sales (unaffiliated customers):
Corrugated Packaging	$12,256.5	$11,348.2	$11,741.4
Consumer Packaging	6,489.6	6,211.7	6,524.2
Land and Development	—	18.9	23.4
Total	$18,746.1	$17,578.8	$18,289.0
Segment income:
Corrugated Packaging	$1,116.8	$1,037.7	$1,399.6
Consumer Packaging	457.3	323.7	388.1
Land and Development	—	1.4	2.5
Segment income	1,574.1	1,362.8	1,790.2
Gain on sale of certain closed facilities	0.9	15.6	52.6
Multiemployer pension withdrawal income	2.9	1.1	6.3
Land and Development impairments	—	—	(13.0)
Restructuring and other costs	(31.5)	(112.7)	(173.7)
Goodwill impairment	—	(1,333.2)	—
Non-allocated expenses	(89.4)	(70.7)	(83.7)
Interest expense, net	(372.3)	(393.5)	(431.3)
Loss on extinguishment of debt	(9.7)	(1.5)	(5.1)
Other income, net	10.9	9.5	2.4
Income (loss) before income taxes	$1,085.9	$(522.6)$	1,144.7

F2-231

	Years Ended September 30,
	2021	2020	2019
Depreciation and amortization:
Corrugated Packaging	$926.6	$951.4	$950.6
Consumer Packaging	527.8	529.5	552.1
Corporate	5.6	6.1	8.5
Total	$1,460.0	$1,487.0	$1,511.2

In October 2018, our containerboard and pulp mill located in Panama City, FL sustained extensive damage from Hurricane Michael. In fiscal 2019, we received $180.0 million of Hurricane Michael-related insurance proceeds that were recorded as a reduction of cost of goods sold in our Corrugated Packaging segment. The insurance proceeds consisted of $55.3 million for business interruption recoveries and $124.7 million for direct costs and property damage. Our Consolidated Statements of Cash Flows in fiscal 2019 included $154.5 million in net cash provided by operating activities and $25.5 million in net cash used for investing activities. In fiscal 2020, we received the remaining Hurricane Michael-related insurance proceeds of $32.3 million, that were recorded as a reduction of cost of goods sold in our Corrugated Packaging segment. The insurance proceeds consisted of $11.7 million of business interruption recoveries and $20.6 million for direct costs and property damage. Our Consolidated Statements of Cash Flows for fiscal 2020 included $30.9 million in net cash provided by operating activities and $1.4 million of cash proceeds included in net cash used for investing activities related to Hurricane Michael. In addition, we had other minor amounts for various claims that were recorded as a reduction of cost of goods sold across our segments.

Corrugated Packaging segment income in fiscal 2019 was reduced by $24.7 million of expense for inventory stepped-up in purchase accounting, net of related LIFO impact.

The following table shows selected operating data for our segments (in millions):

Years Ended September 30,

	2021	2020	2019
Identifiable assets:
Corrugated Packaging	$16,691.0	$16,507.0	$16,681.1
Consumer Packaging	9,553.3	9,584.9	11,038.7
Land and Development	—	—	28.3
Assets held for sale	10.9	7.0	25.8
Corporate	2,999.1	2,680.8	2,382.8
Total	$29,254.3	$28,779.7	$30,156.7

Goodwill:
Corrugated Packaging	$3,663.3	$3,673.5	$3,695.0
Consumer Packaging	2,295.9	2,288.7	3,590.6
Total	$5,959.2	$5,962.2	$7,285.6

Intangibles, net:
Corrugated Packaging	$1,240.9	$1,423.0	$1,655.1
Consumer Packaging	2,077.9	2,244.2	2,404.4
Total	$3,318.8	$3,667.2	$4,059.5

Capital expenditures:
Corrugated Packaging	$500.7	$731.1	$961.4
Consumer Packaging	284.1	217.1	365.9
Corporate	30.7	29.9	41.8
Total	$815.5	$978.1	$1,369.1

Equity method investments:
Corrugated Packaging	$434.4	$414.3	$457.1
Consumer Packaging	18.5	14.9	11.6

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	2021	2020	2019
Corporate	0.4	0.4	0.4
Total	$453.3	$429.6	$469.1

The Corrugated Packaging segment's equity method investments primarily relate to the Grupo Gondi investment. Equity method investments are included in the Consolidated Balance Sheets in Other assets. The investment in Grupo Gondi that in fiscal 2021 and 2020 exceeds our proportionate share of the underlying equity in net assets by approximately $105.7 million and $101.7 million, respectively. Approximately $40.2 million and $41.9 million remains amortizable to expense in Equity in income of unconsolidated entities over the estimated life of the underlying assets ranging from 10 to 15 years beginning with our investment in fiscal 2016. The Gondi investment is denominated in Mexican Pesos.

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2021, 2020 and 2019 are as follows (in millions):

	Corrugated Packaging	Consumer Packaging	Total
Balance as of October 1, 2018
Goodwill	$1,966.8	$3,653.6	$5,620.4
Accumulated impairment losses	(0.1)	(42.7)	(42.8)
	1,966.7	3,610.9	5,577.6
Goodwill acquired	1,746.4	3.8	1,750.2
Purchase price allocation adjustments	0.9	(1.4)	(0.5)
Translation and other adjustments	(19.0)	(22.7)	(41.7)
Balance as of September 30, 2019
Goodwill	3,695.1	3,633.3	7,328.4
Accumulated impairment losses	(0.1)	(42.7)	(42.8)
	3,695.0	3,590.6	7,285.6
Goodwill impairment	—	(1,333.2)	(1,333.2)
Goodwill disposed of	—	(0.3)	(0.3)
Purchase price allocation adjustments	14.3	(0.6)	13.7
Translation adjustments	(35.8)	32.2	(3.6)
Balance as of September 30, 2020
Goodwill	3,673.6	3,664.6	7,338.2
Accumulated impairment losses	(0.1)	(1,375.9)	(1,376.0)
	3,673.5	2,288.7	5,962.2
Goodwill disposed of	(16.4)	—	(16.4)
Translation adjustments	6.2	7.2	13.4
Balance as of September 30, 2021
Goodwill	3,663.4	3,671.8	7,335.2
Accumulated impairment losses	(0.1)	(1,375.9)	(1,376.0)
	$3,663.3	$2,295.9	$5,959.2

During the fourth quarter of fiscal 2020, we recorded a $1,333.2 million pre-tax non-cash goodwill impairment of our Consumer Packaging reporting unit. The impairment was driven by the expected lower volumes and cash flows related to certain external SBS end markets, including commercial print, tobacco and plate and cup stock markets. We had experienced significant declines in demand for those products that we believed were more systemic and our view of related growth and earnings opportunities had been diminished.

During the fourth quarter of fiscal 2021, we completed our annual goodwill impairment testing. Each of our reporting units had fair values that exceeded their respective carrying values by more than 20% each. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill and Long-Lived Assets" for a discussion of our fiscal 2021 impairment test.

The goodwill acquired in fiscal 2019 primarily related to the KapStone Acquisition in the Corrugated Packaging segment.

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Note 8.         Interest

The components of interest expense, net is as follows (in millions):

	Years Ended September 30,
	2021	2020	2019
Interest expense	$(418.9)	$(465.5)	$(489.4)
Interest income	46.6	72.0	58.1
Interest expense, net	$(372.3)	$(393.5)	$(431.3)

Cash paid for interest, net of amounts capitalized, of $384.7 million, $423.4 million and $443.9 million were made during fiscal 2021, 2020 and 2019, respectively.

During fiscal 2021, 2020 and 2019, we capitalized interest of $14.0 million, $24.6 million and $23.8 million, respectively.

Note 9. Inventories

Inventories are as follows (in millions):

	September 30,
	2021	2020
Finished goods and work in process	$972.7	$844.2
Raw materials	888.1	772.7
Supplies and spare parts	536.4	500.3
Inventories at FIFO cost	2,397.2	2,117.2
LIFO reserve	(223.9)	(93.8)
Net inventories	$2,173.3	$2,023.4

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2021, 2020 and 2019, we reduced inventory quantities in some of our LIFO pools. These reductions result in liquidations of LIFO inventory quantities generally carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. Alternatively, higher costs prevailing in prior years increases costs of goods sold. The impact of the liquidations in fiscal 2021, 2020 and 2019 was not significant.

In fiscal 2021, we experienced higher inventory costs primarily due to inflation, the effect of which increased cost of goods sold and our LIFO reserve by $130.1 million.

Note 10. Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	September 30,
	2021	2020
Property, plant and equipment at cost:
Land and buildings	$2,626.0	$2,524.7
Machinery and equipment	15,853.1	15,147.3
Forestlands and mineral rights	120.0	110.8
Transportation equipment	26.1	w29.1
Leasehold improvements	93.9	103.6
	18,719.1	17,915.5
Less: accumulated depreciation, depletion and amortization	(8,149.0)	(7,136.6)
Property, plant and equipment, net	$10,570.1	$10,778.9

Depreciation expense for fiscal 2021, 2020 and 2019 was $1,069.7 million, $1,054.9 million and $1,074.6 million, respectively. Non-cash additions to property, plant and equipment at September 30, 2021, 2020 and 2019 were $108.5 million, $85.0 million and $219.9 million, respectively.

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Note 11. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows (in millions, except weighted avg. life):

		September 30,
		2021		2020
	Weighted Avg. Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15.6	$5,429.3	$(2,190.6)	$5,418.1	$(1,841.2)
Trademarks and tradenames	22.0	130.8	(71.3)	130.5	(65.7)
Favorable contracts		44.0	(44.0)	44.0	(41.6)
Technology and patents	11.6	37.7	(23.6)	37.5	(21.6)
License costs	10.7	26.5	(25.4)	26.5	(22.8)
Non-compete agreements	2.0	5.2	(3.5)	3.4	(3.3)
Other	29.5	4.0	(0.3)	3.7	(0.3)
Total	15.6	$5,677.5	$(2,358.7)	$5,663.7	$(1,996.5)

Estimated intangible asset amortization expense for the succeeding five fiscal years is as follows (in millions):

Fiscal 2022	$352.4
Fiscal 2023	$345.8
Fiscal 2024	$324.5
Fiscal 2025	$309.9
Fiscal 2026	$302.4

Intangible amortization expense was $360.6 million, $405.4 million and $408.0 million during fiscal 2021, 2020 and 2019, respectively. We had other intangible amortization expense, primarily for packaging equipment leased to customers of $29.7 million, $26.7 million and $28.6 million during fiscal 2021, 2020 and 2019, respectively.

Note 12. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820 “Fair Value Measurement”. ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 defines levels within the hierarchy based on the availability of quoted prices for identical items in active markets, similar items in active or inactive markets and valuation techniques using observable and unobservable inputs. We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in our fair value measurements.

We disclose the fair value of our long-term debt in “Note 13. Debt” and the fair value of our pension and postretirement assets and liabilities in “Note 5. Retirement Plans”. We have, or from time to time may have, financial instruments recognized at fair value including Supplemental Plans, interest rate derivatives, commodity derivatives or other similar classes of assets or liabilities, the fair value of which are not significant. See “Note 1 — Description of Business and Summary of Significant Accounting Policies — Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities” for additional information.

Fiscal 2021 reflects a charge of $22.5 million associated with not exercising an option to purchase an additional equity interest in Grupo Gondi that was recorded in Other income, net in the second quarter of fiscal 2021.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

F2-235

Accounts Receivable Sales Agreements

We are a party to an accounts receivable sales agreement to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts (the “A/R Sales Agreement”). On September 17, 2020, we amended the then existing agreement and increased the purchase limit to $700.0 million. The terms of the A/R Sales Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. On August 31, 2021, we further amended the A/R Sales Agreement to extend the maturity date to September 16, 2022. Transfers under the A/R Sales Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860, “Transfers and Servicing”. We also have a similar facility that we entered into on December 4, 2020, that has a $88.5 million purchase limit, is uncommitted and has a one year term. The customers from these facilities are not included in the Receivables Securitization Facility that is discussed in “Note 13. Debt”.

The following table represents a summary of these accounts receivable sales agreements for fiscal 2021 and 2020 (in millions):

	2021	2020
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(2,732.2)	(2,446.2)
Receivables collected by financial institutions	2,655.6	2,449.4
Cash proceeds from (payments to) financial institutions	76.6	(3.2)
Receivable from financial institutions at September 30,	$—	$—

Receivables sold under these accounts receivable sales agreements as of the respective balance sheet dates were approximately $665.9 million and $589.4 million as of September 30, 2021 and September 30, 2020, respectively.

Cash proceeds related to the receivables sold are included in cash from operating activities in the Consolidated Statements of Cash Flows in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $11.1 million, $12.7 million and $17.3 million in fiscal 2021, 2020 and 2019, respectively, and is recorded in Other income, net in the Consolidated Statements of Operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high quality of the customers underlying the receivables and the anticipated short collection period.

Fair Value of Nonfinancial Assets and Nonfinancial Liabilities

As discussed in “ Note 1. Description of Business and Summary of Significant Accounting Policies “, we measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. See “Note 7. Segment Information” for a discussion of a $1,333.2 million pre-tax non-cash goodwill impairment of our Consumer Packaging reporting unit recorded in fiscal 2020. See “Note 4. Restructuring and Other Costs” for impairments associated with restructuring activities including the impairment of a paper machine at our Evadale, TX mill included in the Consumer Packaging segment in fiscal 2020, the impairment of a paper machine at our Charleston, SC mill included in the Corrugated Packaging segment in fiscal 2019 and other such similar items presented as “net property, plant and equipment costs”. During fiscal 2021, 2020 and 2019, we did not have any significant non-goodwill or non-restructuring nonfinancial assets or nonfinancial liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition other than the $13.0 million pre-tax non-cash impairment of certain mineral rights in fiscal 2019 following the termination of a third-party leasing relationship.

Note 13. Debt

The public bonds issued by WRKCo, RKT and MWV are guaranteed by WestRock and have cross-guarantees between the three companies. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by the Company or its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt. At September 30, 2021, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

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The following were individual components of debt (in millions, except percentages):

	September 30, 2021		September 30, 2020
	Carrying Value	Weighted Avg Interest Rate	Carrying Value	Weighted Avg Interest Rate
Public bonds due fiscal 2022	$—	N/A	$399.3	5.0%
Public bonds due fiscal 2023 to 2028	3,778.2	4.0%	3,773.6	4.0%
Public bonds due fiscal 2029 to 2033	2,766.5	4.5%	2,778.9	4.5%
Public bonds due fiscal 2037 to 2047	178.2	6.2%	178.6	6.2%
Term loan facilities	598.9	3.0%	1,547.6	1.9%
Revolving credit and swing facilities	270.0	1.1%	250.0	1.1%
Finance lease obligations	264.1	4.1%	274.8	4.0%
Vendor financing and commercial card programs	113.1	N/A	89.8	N/A
International and other debt	225.1	4.8%	138.0	3.1%
Total debt	8,194.1	4.0%	9,430.6	3.8%
Less: current portion of debt	168.8		222.9
Long-term debt due after one year	$8,025.3		$9,207.7

On September 10, 2021, we redeemed $400 million aggregate principal amount of our 4.900% senior notes due March 2022 using cash and cash equivalents and recorded a $8.6 million loss on extinguishment of debt.

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Certain customary restrictive covenants govern our maximum availability under our credit facilities. We test and report our compliance with these covenants as required and were in compliance with all of our covenants at September 30, 2021. The carrying value of our debt includes the fair value step-up of debt acquired in mergers and acquisitions, and the weighted average interest rate includes the fair value step up. At September 30, 2021, excluding the step-up, the weighted average interest rate on total debt was 4.2%. At September 30, 2021, the unamortized fair market value step-up was $192.4 million, which will be amortized over a weighted average remaining life of 10.6 years. At September 30, 2021, we had $63.2 million of outstanding letters of credit not drawn upon. At September 30, 2021, we had approximately $3.7 billion of availability under long-term committed credit facilities and cash and cash equivalents. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes including acquisitions, dividends and stock repurchases. The estimated fair value of our debt was approximately $9.0 billion and $10.4 billion as of September 30, 2021 and September 30, 2020, respectively. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and is primarily either based on quoted prices for those or similar instruments, or approximate their carrying amount, as the variable interest rates reprice frequently at observable current market rates. During fiscal 2021, 2020 and 2019, amortization of debt issuance costs charged to interest expense were $8.3 million, $8.2 million and $7.8 million, respectively.

Public Bonds / Notes Issued

At September 30, 2021 and September 30, 2020, the face value of our public bond obligations outstanding were $6.6 billion and $7.0 billion, respectively.

On June 1, 2020, WRKCo issued $600.0 million aggregate principal amount of its 3.00% Senior Notes due 2033 (the “June 2033 Notes”) in a registered offering pursuant to the Company’s automatic shelf registration statement on Form S-3 under the Securities Act of 1933, as amended, (the “Securities Act”). The June 2033 Notes transaction closed on June 3, 2020. The June 2033 Notes are WRKCo’s unsecured unsubordinated obligations, ranking equally with all of WRKCo’s other existing and future unsubordinated obligations. The June 2033 Notes will be effectively subordinated to any of WRKCo’s existing and future secured obligations to the extent of the value of the assets securing such obligations. WestRock Company (“Parent”), RKT and MWV (MWV together with RKT, the “Guarantor Subsidiaries”) guaranteed WRKCo’s obligations under the June 2033 Notes. We may redeem the June 2033 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the June 2033 Notes were primarily used to repay the $100.0 million principal amount of MWV’s 9.75% notes due June 2020 and reduce outstanding indebtedness under our Receivables Securitization Facility (as defined below) and Revolving Credit Facility (as defined below).

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On May 16, 2019, WRKCo issued $500.0 million aggregate principal amount of its 3.90% Senior Notes due 2028 (the “June 2028 Notes”) and $500.0 million aggregate principal amount of its 4.20% Senior Notes due 2032 (the “2032 Notes” and, together with the June 2028 Notes, the “May 2019 Notes”) in a registered offering pursuant to the Company’s automatic shelf registration statement on Form S-3 under the Securities Act. The Company and the Guarantor Subsidiaries have guaranteed WRKCo’s obligations under the May 2019 Notes. We may redeem the May 2019 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the May 2019 Notes were used primarily to repay $600.0 million principal amount of outstanding notes that came due in the following several quarters and reduce amounts then outstanding under our 3-year term loan with Wells Fargo, as administrative agent.

On December 3, 2018, WRKCo issued $750.0 million aggregate principal amount of its 4.65% Senior Notes due 2026 (the “2026 Notes”) and $750.0 million aggregate principal amount of its 4.90% Senior Notes due 2029 (the “2029 Notes” and, together with the 2026 Notes, the “December 2018 Notes”) in an unregistered offering. The Company and the Guarantor Subsidiaries have guaranteed WRKCo’s obligations under the December 2018 Notes. We may redeem the December 2018 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the December 2018 Notes were used primarily to prepay a portion of the amounts then outstanding under our term loans with Wells Fargo, as administrative agent.

Exchanged Notes

During fiscal 2019, we conducted offers to exchange WRKCo’s $500.0 million aggregate principal amount of 3.00% Senior Notes due 2024 (the “2024 Notes”), $600.0 million aggregate principal amount of 3.75% Senior Notes due 2025 (the “2025 Notes”), 2026 Notes, $500.0 million aggregate principal amount of 3.375% Senior Notes due 2027 (the “2027 Notes”), $600.0 million aggregate principal amount of 4.00% Senior Notes due 2028 (the “2028 Notes”) and 2029 Notes for new notes of the applicable series with terms substantially identical with the notes of such series that are registered under the Securities Act. As a result of the exchange offer, $490.0 million in aggregate principal amount of the 2024 Notes, $600.0 million in aggregate principal amount of the 2025 Notes, $749.3 million in aggregate principal amount of the 2026 Notes, $491.0 million in aggregate principal amount of the 2027 Notes, $590.0 million in aggregate principal amount of the 2028 Notes and $750.0 million in aggregate principal amount of the 2029 Notes were validly tendered and subsequently exchanged.

Revolving Credit Facility

On November 21, 2019, we amended our $2.0 billion unsecured revolving credit facility entered into on July 1, 2015 to, among other things, increase the committed principal to $2.3 billion, increase the maximum permitted Debt to Capitalization Ratio (as defined in the credit agreement) from 0.60:1:00 to 0.65:1.00 and extend its maturity date to November 21, 2024 (“Revolving Credit Facility”). The facility is unsecured and is guaranteed by the Company and the Guarantor Subsidiaries. The portion of the 5-year senior unsecured revolving credit facility that may be used to fund borrowings in non-U.S. dollar currencies including Canadian dollars, Euro and British Pounds was increased from $400 million to $500 million. Up to $150 million under the Revolving Credit Facility may be used for the issuance of letters of credit. Additionally, we may request up to $200 million of the Revolving Credit Facility to be allocated to a Mexican peso revolving credit facility. At September 30, 2021 and September 30, 2020, we had no amounts outstanding under the Revolving Credit Facility.

At our option, loans issued under the Revolving Credit Facility will bear interest at either LIBOR or an alternate base rate, in each case plus an applicable interest rate margin. Loans will initially bear interest at LIBOR plus 1.125% per annum, in the case of LIBOR borrowings, or at the alternate base rate plus 0.125% per annum, in the alternative, and thereafter the interest rate will fluctuate between LIBOR plus 1.00% per annum and LIBOR plus 1.75% per annum (or between the alternate base rate plus 0.00% per annum and the alternate base rate plus 0.75% per annum), based upon our corporate credit ratings or the leverage ratio (as defined in the Credit Agreement) (whichever yields a lower applicable interest rate margin) at such time. In addition, we will be required to pay fees that will fluctuate between 0.125% per annum to 0.30% per annum on the unused amount of the revolving credit facility, based upon our corporate credit ratings or the leverage ratio (whichever yields a lower fee) at such time. Loans under the Revolving Credit Facility may be prepaid at any time without premium.

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European Revolving Credit Facility

On February 26, 2021, we amended and replaced our existing European revolving credit facility with Coöperatieve Rabobank U.A., New York Branch, as administrative agent. The amendments included, among other things, increasing the facility to €600.0 million while maintaining the incremental €100.0 million accordion feature. This facility provides for a three-year unsecured U.S. dollar, Euro and British Pound denominated borrowing of not more than €600.0 million maturing on February 26, 2024. At September 30, 2021, we had borrowed $270.0 million under this facility and entered into foreign currency exchange contracts of $270.2 million as an economic hedge for the U.S. dollar denominated borrowing plus interest by a non-U.S. dollar functional currency entity. The net of gains or losses from these foreign currency exchange contracts and the changes in the remeasurement of the U.S. dollar denominated borrowing in our foreign subsidiaries have been immaterial to our Consolidated Statements of Operations. At September 30, 2020, we had borrowed $250.0 million under the then-existing facility.

Receivables Securitization Facility

On March 12, 2021, we amended our $700.0 million receivables securitization agreement (the “Receivables Securitization Facility”) entered into on May 2, 2019 (subsequently amended March 27, 2020) to, among other things, extend its maturity date from May 2, 2022 to March 11, 2024 and establish the transition to the Secure Overnight Funding Rate at a future date from a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread, and revising certain fees. Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitization Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. We test and report our compliance with these covenants monthly; we were in compliance with all of these covenants at September 30, 2021. The Receivables Securitization Facility includes certain restrictions on what constitutes eligible receivables under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitization Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance. At September 30, 2021 and September 30, 2020 there were no amounts outstanding under this facility. At September 30, 2021 and September 30, 2020, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $690.3 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at September 30, 2021 and September 30, 2020 were approximately $1,318.4 million and $1,128.3 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility agreement. The current borrowing rate consists of a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread of 0.90%. The commitment fee was 0.35% and 0.25% as of September 30, 2021 and September 30, 2020, respectively.

Commercial Paper Program

On December 7, 2018, we established a new unsecured commercial paper program with WRKCo as the issuer. Under the new program, we may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days’ notice. Our Revolving Credit Facility is intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. The net proceeds from issuances of notes under the program were initially used to repay amounts outstanding under the KapStone securitization facility that was assumed in the KapStone Acquisition and subsequently terminated, and have been, and are expected to continue to be, used for general corporate purposes. The new program replaced our then-existing program. At September 30, 2021 and 2020, there was no amount outstanding.

Term Loans

At September 30, 2020, there was $648.9 million outstanding on the five-year unsecured term loan we entered into with Wells Fargo, as administrative agent, on March 7, 2018. During the first quarter of fiscal 2021, we paid off the term loan primarily using cash on hand.

On June 7, 2019, we entered into a $300.0 million credit agreement providing for a five-year unsecured term loan with Bank of America, N.A., as administrative agent. The facility was scheduled to mature on June 7, 2024. At September 30, 2020, the outstanding balance of this facility was $300.0 million. In December 2020 and May 2021, we repaid $50.0 million and $250.0 million, respectively, using cash and cash equivalents which resulted in the facility being terminated.

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On September 27, 2019, one of our wholly-owned subsidiaries, WestRock Southeast, LLC, entered into a credit agreement (the “Farm Loan Credit Agreement”) with CoBank ACB, as administrative agent, that replaced our then-existing facility. The Farm Loan Credit Agreement provides for a seven-year senior unsecured term loan in an aggregate principal amount of $600.0 million (the “Farm Loan Credit Facility”). At any time, we may increase the principal amount by up to $300.0 million by written notice. The Farm Loan Credit Facility is guaranteed by the Guarantor Subsidiaries. The carrying value of this facility at September 30, 2021 and September 30, 2020 was $598.9 million and $598.7 million, respectively.

Brazil Export Credit Note

On January 18, 2021, we entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. The outstanding amount of the principal will be repaid in equal, semi annual installments beginning on January 19, 2023 until the facility matures on January 19, 2026. The proceeds of the facility are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil’s Certificate of Interbank Deposit rate plus a spread of 2.50%. At September 30, 2021, there was R$500.0 million ($92.3 million) outstanding.

Brazil Delayed Draw Credit Facilities

On April 10, 2019, we entered into a credit agreement to provide for R$750.0 million of senior unsecured term loans with an incremental R$250.0 million accordion feature (the “Brazil Delayed Draw Credit Facilities”). The principal was available to be drawn at any time over the initial 18 months in up to 10 drawdowns of at least BRL 50.0 million each and will be repaid in equal, semi annual installments beginning on April 10, 2021 until the facility matures on April 10, 2024. The proceeds of the Brazil Delayed Draw Credit Facilities are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. The Brazil Delayed Draw Credit Facilities are senior unsecured obligations of Rigesa Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. Loans issued under the Brazil Delayed Draw Credit Facilities will bear interest at a floating rate based on Brazil’s Certificate of Interbank Deposit rate plus a spread of 1.50%. In addition, we will be required to pay fees of 0.45% on the unused amount of the facility. At September 30, 2021 and 2020, the carrying value of the facility was R$639.2 million ($118.0 million) and R$695.1 million ($123.0 million), respectively.

Aggregate Maturities of Debt

As of September 30, 2021, the aggregate maturities of debt, excluding finance lease obligations, for the succeeding five fiscal years and thereafter are as follows (in millions):

Fiscal 2022	$160.2
Fiscal 2023	420.5
Fiscal 2024	837.7
Fiscal 2025	627.0
Fiscal 2026	1,363.4
Thereafter	4,379.1
Fair value of debt step-up, deferred financing costs and unamortized bond discounts	142.1
Total	$7,930.0

See “Note 14. Leases” of the Notes to Consolidated Financial Statements for the aggregate maturities of finance lease obligations for the succeeding five fiscal years and thereafter.

Note 14. Leases

On October 1, 2019, we adopted ASC 842, using the modified retrospective approach and as a result we did not restate prior periods as discussed in “Note 1. Description of Business and Summary of Significant Accounting Policies — Leased Assets”. We elected the package of three practical expedients permitted within the standard pursuant to which we did not reassess initial direct costs, lease classification or whether our contracts contain or are leases. The adoption of ASC 842 resulted in the recognition of ROU assets of $731.1 million (net of deferred rent and favorable/unfavorable lease liabilities) with corresponding operating lease liabilities of $783.9 million.

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Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases (in millions):

	Years Ended September 30,
	2021	2020
Operating lease costs	$211.0	$201.2
Variable and short-term lease costs	104.6	105.5
Sublease income	(8.9)	(6.7)
Finance lease cost:
Amortization of lease assets	9.6	10.5
Interest on lease liabilities	7.2	7.9
Total lease cost, net	$323.5	$318.4

Rental expense for the year ended September 30, 2019 was approximately $346.7 million including lease payments under cancelable leases and maintenance charges on transportation equipment.

Supplemental Balance Sheet Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the balance sheet (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2021	2020
Operating leases:
Operating lease right-of-use asset	Other assets	$676.0	$658.6

Current operating lease liabilities	Other current liabilities	$177.9	$172.7
Noncurrent operating lease liabilities	Other long-term liabilities	537.9	545.8
Total operating lease liabilities		$715.8	$718.5

Finance leases:
Property, plant and equipment		$143.2	$143.2
Accumulated depreciation		(28.3)	(19.1)
Property, plant and equipment, net		$114.9	$124.1

Current finance lease liabilities	Current portion of debt	$8.7	$9.0
Noncurrent finance lease liabilities	Long-term debt due after one year	255.4	265.8
Total finance lease liabilities		$264.1	$274.8

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Lease Term and Discount Rate

	September 30,
	2021	2020
Weighted average remaining lease term:
Operating leases	5.4 years	5.9 years
Finance leases	8.3 years	9.0 years

Weighted average discount rate:
Operating leases	2.4%	2.6%
Finance leases	4.1%	4.0%

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Supplemental Cash Flow Information Related to Leases

The table below presents supplemental cash flow information related to leases (in millions):

	Years Ended September 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$227.0	$204.1
Operating cash flows related to finance leases	$8.3	$7.8
Financing cash flows related to finance leases	$9.1	$10.1

ROU assets obtained in exchange for lease liabilities:
Operating leases	$160.9	$124.4

Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet (in millions):

	September 30, 2021
	Operating Leases	Finance Leases	Total
Fiscal 2022	$191.5	$15.5	$207.0
Fiscal 2023	159.6	13.5	173.1
Fiscal 2024	126.0	12.2	138.2
Fiscal 2025	93.2	12.0	105.2
Fiscal 2026	66.9	11.9	78.8
Thereafter	132.5	274.1	406.6
Total lease payments	769.7	339.2	1,108.9
Less: Interest (1)	(53.9)	(75.1)	(129.0)
Present value of future lease payments	$715.8	$264.1	$979.9

(1)    Calculated using the interest rate for each lease.

Note 15. Special Purpose Entities

Pursuant to a sale of certain large-tract forestlands in 2007, a special purpose entity MWV Timber Notes Holding, LLC (“MWV TN”) received, and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation’s respective businesses (the “Combination”), an installment note receivable in the amount of $398.0 million (“Timber Note”). The Timber Note does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. In addition, the Timber Note is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. The Timber Note is not subject to prepayment in whole or in part prior to maturity. The bank’s credit rating as of October 2021 was investment grade.

Using the Timber Note as collateral, MWV TN received $338.3 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to the Company and is payable from the Timber Note proceeds upon its maturity in October 2027. As a result, the Timber Note is not available to satisfy any obligations of WestRock. MWV TN can elect to prepay at any time the liability in whole or in part, however, given that the Timber Note is not prepayable, MWV TN expects to only repay the liability at maturity from the Timber Note proceeds.

The Timber Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2021, the Timber Note was $376.0 million and is included within Restricted assets held by special purpose entities on the Consolidated Balance Sheets and the secured financing liability was $327.8 million and is included within Non-recourse liabilities held by special purpose entities on the Consolidated Balance Sheets.

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Pursuant to the sale of MWV’s remaining U.S. forestlands, which occurred on December 6, 2013, another special purpose entity MWV Timber Notes Holding Company II, LLC (“MWV TN II”) received, and WestRock assumed upon the Combination, an installment note receivable in the amount of $860.0 million (the “Installment Note”). The Installment Note does not require any principal payments until its maturity in December 2023 and bears interest at a fixed rate of 5.207%. However, at any time during a 180-day period following receipt by the borrower of notice from us that we intend to withhold our consent to any amendment or waiver of this Installment Note that was requested by the borrower and approved by any eligible assignees, the borrower may prepay the Installment Note in whole but not in part for cash at 100% of the principal, plus accrued but unpaid interest, breakage, or other similar amount if any. As of September 30, 2021, no event had occurred that would allow for the prepayment of the Installment Note. We monitor the credit quality of the borrower and receive quarterly compliance certificates. The borrower’s credit rating as of October 2021 was investment grade.

Using the Installment Note as collateral, MWV TN II received $774.0 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is nonrecourse to WestRock and is payable from the Installment Note proceeds upon its maturity in December 2023. As a result, the Installment Note is not available to satisfy any obligations of WestRock. MWV TN II can elect to prepay, at any time, the liability in whole or in part, with sufficient notice, but would avail itself of this provision only in the event the Installment Note was prepaid in whole or in part. The secured financing agreement however requires a mandatory repayment, up to the amount of cash received, if the Installment Note is prepaid in whole or in part.

The Installment Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2021, the Installment Note was $884.5 million and is included within Restricted assets held by special purpose entities on the Consolidated Balance Sheets and the secured financing liability was $799.5 million and is included within Non-recourse liabilities held by special purpose entities on the Consolidated Balance Sheets.

Note 16. Related Party Transactions

We sell products to affiliated companies. Net sales to the affiliated companies for the fiscal years ended September 30, 2021, 2020 and 2019 were approximately $237.7 million, $311.5 million and $368.4 million, respectively. Accounts receivable due from the affiliated companies at September 30, 2021 and 2020 was $33.5 million and $23.3 million, respectively, and was included in Accounts receivable on our Consolidated Balance Sheets.

Note 17. Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2021 total approximately $249 million.

Environmental

Environmental compliance requirements are a significant factor affecting our business. We employ manufacturing processes that involve discharges to water, air emissions, water intake and waste handling and disposal activities. These processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. Our integrated chemical pulping mills in the U.S. and Brazil are subject to numerous and more complex environmental programs and regulations, but all of WestRock’s manufacturing facilities have environmental compliance obligations. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations including, for example, projects to replace and/or upgrade our air pollution control devices, wastewater treatment systems, and other environmental infrastructure. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted with certainty and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

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We face potential liability under federal, state, local and international laws as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental contamination exists, as well as the owners of those sites and certain other classes of persons, are liable for response costs for the investigation and remediation of such sites under CERCLA and analogous laws. While joint and several liability is authorized under CERCLA, liability is typically shared with other PRPs and costs are commonly allocated according to relative amounts of waste deposited and other factors.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including CERCLA. Based on information known to us and assumptions, we do not believe that the costs of these investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

We believe that we can assert claims for indemnification pursuant to existing rights we have under certain purchase and other agreements in connection with certain remediation sites. In addition, we believe that we have insurance coverage, subject to applicable deductibles or retentions, policy limits and other conditions, for certain environmental matters. However, there can be no assurance that we will be successful with respect to any claim regarding these insurance or indemnification rights or that, if we are successful, any amounts paid pursuant to the insurance or indemnification rights will be sufficient to cover all our costs and expenses. We also cannot predict with certainty whether we will be required to perform remediation projects at other locations, and it is possible that our remediation requirements and costs could increase materially in the future and exceed current reserves. In addition, we cannot currently assess with certainty the impact that future changes in cleanup standards or federal, state or other environmental laws, regulations or enforcement practices will have on our results of operations, financial condition or cash flows.

As of September 30, 2021, we had $4.8 million reserved for environmental liabilities on an undiscounted basis, of which $1.7 million is included in Other long-term liabilities and $3.1 million is included in Other current liabilities on the Consolidated Balance Sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liability for these matters was adequately reserved at September 30, 2021.

Climate Change

Some of our paper mills, our most energy-intensive manufacturing facilities, burn renewable biomass to generate more than 60 percent of their energy needs based on overall fuel mix. Most of these facilities also self-generate the steam and power needed for their manufacturing processes using combined heat and power or "cogeneration" systems. Our recycling operations help to divert approximately seven to eight million tons of paper and packaging from landfills where it would otherwise degrade and release greenhouse gases in the form of methane. Our fiber procurement activities create economic incentives for landowners and family tree farmers to maintain their holdings as working forests that sequester carbon and provide many other environmental benefits, including protection for fresh water supplies and habitats for diverse species of plants and animals.

Addressing issues related to climate change presents opportunities for our business. For example, we produce renewable energy and generate RECs at our integrated kraft mills. We have sold RECs in the past and may sell them in the future. The RECs we generate are flexible, market-based tools that support the renewable energy market. Our recycling activities also may present the opportunity to generate offsets that could be used to meet climate-related obligations for ourselves or others.

Climate change also presents potential risks and uncertainties for us. With respect to physical climate risks, our manufacturing operations may be impacted by weather-related events such as hurricanes and floods, potentially resulting in lost production, supply chain disruptions and increased material costs. Unpredictable weather patterns also may impact virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought. On the other hand, changes in climate also could result in more accommodating weather patterns for greater periods of time in certain areas, which may create favorable fiber market conditions. We incorporate a review of meteorological forecast data into our fiber procurement decisions and strategies. To the extent that climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our financial results of operations.

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Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect. These rules and regulations could take the form of cap-and-trade, carbon taxes, or GHG reductions mandates for utilities that could increase the cost of purchased electricity. New climate rules and regulations also may result in higher fossil fuel prices or fuel efficiency standards that could increase transportation costs. Certain jurisdictions in which we have manufacturing facilities or other investments have already taken actions to address climate change. In the U.S, the EPA has issued the Clean Air Act permitting regulations applicable to certain facilities that emit GHG. The EPA also has promulgated a rule requiring certain industrial facilities that emit 25,000 metric tons or more of carbon dioxide equivalent per year to file an annual report of their emissions. While we have facilities subject to existing GHG permitting and reporting requirements, the impact of these requirements has not been material to date.

In addition to these national efforts, some U.S. states in which we have manufacturing operations, including Washington, New York and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap-and-trade programs. In addition, several of our international facilities are located in countries that have already adopted GHG emissions trading programs. Other countries in which we conduct business, including China, European Union member states and India, have set GHG reduction targets in accordance with the agreement signed in April 2016 among over 170 countries that established the Paris Agreement, which became effective in November 2016 and to which the United States formally rejoined in February 2021.

Regulation related to climate change continues to develop in the areas of the world where we conduct business. We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we carefully monitor developments in climate related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, we may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the PIUMPF accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency. We believe we are adequately reserved for this matter. See "Note 5. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements for more information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of September 30, 2021, there were approximately 1,600 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos- related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have a material adverse effect on our results of operations, financial condition or cash flows. At September 30, 2021, we had $15.2 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted with certainty, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

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Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we are liable for underpayment of tax, penalties and interest in relation to a claim that a subsidiary of MeadWestvaco Corporation had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazil subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to penalties for tax years 2009 to 2012 remains before CARF.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$701 million ($129 million) as of September 30, 2021, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, that excludes certain penalties, is included in the unrecognized tax benefits table. See "Note 6. Income Taxes". Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business dispositions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of September 30, 2021 and 2020, we had recorded $2.3 million and $9.6 million, respectively, for the estimated fair value of these guarantees. The decline in fiscal 2021 was due to the expiration of certain guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in the tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. In fiscal 2021, we recorded a receivable for our expected recovery and interest that consisted primarily of a $0.6 million reduction of Cost of goods sold and $0.3 million reduction of Interest expense, net. In fiscal 2020, we recorded a $51.9 million receivable for our expected recovery and interest that consisted primarily of a $32.1 million reduction of Cost of goods sold and $20.5 million reduction of Interest expense, net. In fiscal 2019, we recorded a $12.2 million receivable for our expected recovery and interest that consisted primarily of Cost of goods sold. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

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Note 18. Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the fiscal years ended September 30, 2021 and 2020 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2019	$0.7	$(698.0)	$(371.9)	$(1,069.2)
Other comprehensive (loss) income before reclassifications	(9.9)	5.1	(214.7)	(219.5)
Amounts reclassified from accumulated other comprehensive loss	3.6	38.6	—	42.2
Net current period other comprehensive (loss) income	(6.3)	43.7	(214.7)	(177.3)
Reclassification of stranded tax effects	—	(73.4)	—	(73.4)
Balance at September 30, 2020	$(5.6)	$(727.7)	$(586.6)	$(1,319.9)
Other comprehensive (loss) income before reclassifications	(0.1)	161.7	124.2	285.8
Amounts reclassified from accumulated other comprehensive loss	5.5	29.5	—	35.0
Net current period other comprehensive income	5.4	191.2	124.2	320.8
Balance at September 30, 2021	$(0.2)	$(536.5)	$(462.4)	$(999.1)

(1)    All amounts are net of tax and noncontrolling interest.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component for the fiscal years ended September 30, 2021 and 2020 (in millions):

	Years Ended September 30,
	2021			2020
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items: (1)
Actuarial losses (2)	$(33.3)	$8.3	$(25.0)	$(47.7)	$12.8	$(34.9)
Prior service costs (2)	(6.0)	1.5	(4.5)	(5.0)	1.3	(3.7)
Reclassification of stranded tax effects (3)	—	—	—	—	73.4	73.4
Subtotal defined benefit plans	(39.3)	9.8	(29.5)	(52.7)	87.5	34.8

Derivative Instruments: (1)
Interest rate swap hedge loss (4)	(7.4)	1.9	(5.5)	(2.3)	0.6	(1.7)
Natural gas commodity hedge loss (5)	—	—	—	(2.6)	0.7	(1.9)
Subtotal derivative instruments	(7.4)	1.9	(5.5)	(4.9)	1.3	(3.6)

Total reclassifications for the period	$(46.7)	$11.7	$(35.0)	$(57.6)	$88.8	$31.2

(1)    Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.

(2)    These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See "Note 5. Retirement Plans" for additional information.

(3)    Amount reclassified to retained earnings as a result of the adoption of ASU 2018-02.

(4)    These accumulated other comprehensive income components are included in Interest expense, net.

(5)    These accumulated other comprehensive income components are included in Cost of goods sold.

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A summary of the components of other comprehensive income (loss), including noncontrolling interest, for the years ended September 30, 2021, 2020 and 2019, is as follows (in millions):

Fiscal 2021	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$124.3	$—	$124.3
Deferred loss on cash flow hedges	(0.1)		(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	7.4	(1.9)	5.5
Net actuarial gain arising during period	222.2	(56.6)	165.6
Amortization and settlement recognition of net actuarial loss	33.9	(8.4)	25.5
Prior service cost arising during the period	(5.6)	1.4	(4.2)
Amortization of prior service cost	6.0	(1.5)	4.5
Consolidated other comprehensive income	388.1	(67.0)	321.1
Less: Other comprehensive income attributable to noncontrolling interests	(0.3)	—	(0.3)
Other comprehensive income attributable to common stockholders	$387.8	$(67.0)	$320.8

Fiscal 2020	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(215.0)	$—	$(215.0)
Deferred loss on cash flow hedges	(13.3)	3.3	(10.0)
Reclassification adjustment of net loss on cash flow hedges included in earnings	4.9	(1.3)	3.6
Net actuarial gain arising during period	34.6	(10.4)	24.2
Amortization and settlement recognition of net actuarial loss	48.3	(12.9)	35.4
Prior service cost arising during the period	(26.9)	7.3	(19.6)
Amortization of prior service cost	5.1	(1.3)	3.8
Consolidated other comprehensive loss	(162.3)	(15.3)	(177.6)
Less: Other comprehensive loss attributable to noncontrolling interests	0.3	—	0.3
Other comprehensive loss attributable to common stockholders	$(162.0)	$(15.3)	$(177.3)

Fiscal 2019	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(143.4)	$—	$(143.4)
Deferred gain on cash flow hedges	1.5	(0.4)	1.1
Reclassification adjustment of net gain on cash flow hedges included in earnings	(0.3)	0.1	(0.2)
Net actuarial loss arising during period	(335.9)	87.4	(248.5)
Amortization and settlement recognition of net actuarial loss	23.3	(6.1)	17.2
Prior service cost arising during the period	(3.9)	0.6	(3.3)
Amortization of prior service cost	2.4	(0.6)	1.8
Consolidated other comprehensive loss	(456.3)	81.0	(375.3)
Less: Other comprehensive loss attributable to noncontrolling interests	1.5	(0.1)	1.4
Other comprehensive loss attributable to common stockholders	$(454.8)	$80.9	$(373.9)

Note 19. Stockholders' Equity

Capitalization

Our capital stock consists solely of Common Stock. Holders of our Common Stock are entitled to one vote per share. Our amended and restated certificate of incorporation also authorizes preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our certificate of incorporation.

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Stock Repurchase Plan

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. The shares of our Common Stock may be repurchased over an indefinite period of time at the discretion of management. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021). In fiscal 2020, we repurchased no shares of our Common Stock. In fiscal 2019, we repurchased approximately 2.1 million shares of our Common Stock for an aggregate cost of $88.6 million. As of September 30, 2021, we had approximately 16.6 million shares of Common Stock available for repurchase under the program.

Note 20. Share-Based Compensation

Share-based Compensation Plans

At our Annual Meeting of Stockholders held on January 29, 2021, our stockholders approved the WestRock Company 2020 Incentive Stock Plan. The 2020 Incentive Stock Plan allows for the granting of 4.95 million shares of options, restricted stock, SARs and restricted stock units to certain key employees and directors. As of September 30, 2021, there were 3.1 million shares available to be granted under this plan. At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company 2016 Incentive Stock Plan. The 2016 Incentive Stock Plan was amended and restated on February 2, 2018 (the "Amended and Restated 2016 Incentive Stock Plan"). The Amended and Restated 2016 Incentive Stock Plan allows for the granting of 11.7 million shares of options, restricted stock, SARs and restricted stock units to certain key employees and directors. As of September 30, 2021, there were 1.5 million shares available to be granted under this plan. In addition, there were 12.2 million shares available for grant under prior plans approved by stockholders and plans assumed upon mergers and acquisitions. We do not expect to make any new awards under those plans.

Our results of operations for the fiscal years ended September 30, 2021, 2020 and 2019 include share-based compensation expense of $88.6 million, $130.3 million and $64.2 million, respectively. The increase in fiscal 2020, and subsequent decline, was due to shares of restricted stock granted in fiscal 2020 to satisfy certain annual bonus incentives in connection with the WestRock Pandemic Action Plan. The total income tax benefit in the results of operations in connection with share-based compensation was $22.3 million, $33.2 million and $16.3 million, for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

Cash received from share-based payment arrangements for the fiscal years ended September 30, 2021, 2020 and 2019 was $57.5 million, $32.4 million and $61.5 million, respectively.

Equity Awards Issued in Connection with Acquisitions

In connection with the KapStone Acquisition, we replaced certain outstanding awards of restricted stock units granted under the KapStone long-term incentive plan with WestRock stock options and restricted stock units. No additional shares will be granted under the KapStone plan. The KapStone equity awards were replaced with awards with identical terms utilizing an approximately 0.83 conversion factor as described in the Merger Agreement. The acquisition consideration included approximately $70.8 million related to outstanding KapStone equity awards related to service prior to the effective date of the KapStone Acquisition - the balance related to service after the effective date are being expensed over the remaining service period of the awards.

As part of the KapStone Acquisition, we issued 2,665,462 options that were valued at a weighted average fair value of $20.99 per share using the Black-Scholes option pricing model. The weighted average significant assumptions used were:

2019
Expected term in years	3.1
Expected volatility	27.7%
Risk-free interest rate	3.0%
Dividend yield	4.1%

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Stock Options and Stock Appreciation Rights

Stock options granted under our plans generally have an exercise price equal to the closing market price on the date of the grant, generally vest in three years, in either one tranche or in approximately one-third increments, and have 10-year contractual terms. However, a portion of our grants are subject to earlier expense recognition due to retirement eligibility rules. Presently, other than circumstances such as death, disability and retirement, grants will include a provision requiring both a change of control and termination of employment to accelerate vesting.

At the date of grant, we estimate the fair value of stock options granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is estimated based on our historic annual dividend payments and current expectations for the future. Other than in connection with replacement awards in connection with acquisitions, we did not grant any stock options in fiscal 2021, 2020 and 2019.

The table below summarizes the changes in all stock options during the fiscal year ended September 30, 2021:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2020	3,456,297	$35.26
Exercised	(1,563,086)	30.58
Expired	(47,539)	52.43
Outstanding at September 30, 2021	1,845,672	$38.79	2.2	$23.4
Exercisable at September 30, 2021	1,845,672	$38.79	2.2	$23.4

The aggregate intrinsic value of options exercised during the years ended September 30, 2021, 2020 and 2019 was $29.1 million, $11.8 million and $44.5 million, respectively.

As of September 30, 2021, there was no remaining unrecognized compensation cost related to nonvested stock options.

As part of the Combination, we issued SARs to replace outstanding MWV SARs. The SARs were valued using the Black-Scholes option pricing model. We measure compensation expense related to the SAR awards at the end of each period. We do not expect to issue additional SARs. The aggregate intrinsic value of SARs exercised during the years ended September 30, 2021, 2020 and 2019 was $0.2 million, $0.2 and zero million, respectively, and the number of SARs outstanding at September 30, 2021 was de minimis.

Restricted Stock

Restricted stock is typically granted annually to non-employee directors and certain of our employees. Our non-employee director awards generally vest over a period of up to one year and are treated as issued and carry dividend and voting rights until they vest. The vesting provisions for our employee awards may vary from grant to grant; however, vesting generally is contingent upon meeting various service and/or performance or market goals including, but not limited to, achievement of various financial targets such as Cash Flow Per Share and relative Total Shareholder Return (each as defined in the award documents). Subject to the level of performance attained, the target award for some of the grants may increase up to 200% of target or decrease to zero depending upon the terms of the individual grant. The employee grants generally vest in three years. Presently, other than circumstances such as death, disability and retirement, the grants generally include a provision requiring both a change of control and termination of employment to accelerate vesting. For certain employee grants, the grantee is entitled to receive dividend equivalent units, but will generally forfeit the restricted award and the dividend equivalents if the employee separates from us during the vesting period or if the predetermined goals are not accomplished. As mentioned above, in fiscal 2020 in connection with the WestRock Pandemic Action Plan, we issued restricted stock grants to satisfy certain annual bonus incentives. Those awards vested in October 2020 at 105% of target.

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The table below summarizes the changes in restricted stock during the fiscal year ended September 30, 2021:

	Shares/Units	Weighted Average Grant Date Fair Value
Outstanding at September 30, 2020 (1)	6,615,367	$38.36
Granted	2,104,393	44.17
Vested and released	(3,194,223)	32.87
Forfeited	(548,078)	59.51
Outstanding at September 30, 2021 (1)	4,977,459	$42.02

(1)	Target awards granted with a performance condition, net of subsequent forfeitures, may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%. Based on current facts and assumptions we are forecasting the performance of the aggregate outstanding grants to be attained at levels that would result in the issuance of approximately 0.2 million additional shares. However, it is possible that the performance attained may vary.

There was approximately $94.5 million of unrecognized compensation cost related to all nonvested restricted shares as of September 30, 2021 that will be recognized over a weighted average remaining vesting period of 1.5 years.

The following table represents a summary of restricted stock shares granted in fiscal 2021, 2020 and 2019 with terms defined in the applicable grant letters. The shares are not deemed to be issued and carry voting rights until the relevant conditions defined in the award documents have been met, unless otherwise noted.

	2021	2020	2019
Shares of restricted stock granted to non-employee directors (1)	42,482	49,236	39,792
Shares of restricted stock granted to employees:
Shares granted for attainment of a performance condition at an amount in excess of target (2)	—	—	1,149,592
Shares granted with a service condition and a Cash Flow Per Share performance condition at target (3)	798,490	869,065	652,465
Shares granted with a service condition and a relative Total Shareholder Return market condition at target (3)	127,050	152,595	407,300
Shares granted with a service condition (4)	1,009,387	889,030	682,264
Shares of restricted stock granted for annual bonus (5)	126,984	2,486,249	—
Share of restricted stock assumed in purchase accounting:
Shares granted with a service condition (6)	—	—	742,032
Total restricted stock granted	2,104,393	4,446,175	3,673,445

(1)	Non-employee director grants generally vest over a period of up to one year and are deemed issued on the grant date and have voting and dividend rights.

(2)	Shares granted in the table above include shares subsequently issued for the level of performance attained in excess of target. Shares issued in fiscal 2021 for the fiscal 2018 Cash Flow Per Share were at 89.3% of target, therefore, the remainder of the grant was forfeited. Shares issued in fiscal 2020 for the fiscal 2017 Cash Flow Per Share were at 98.8% of target, therefore, the remainder of the grant was forfeited. Shares issued in fiscal 2019 for the fiscal 2016 Cash Flow Per Share were at 200% of target.

(3)	These employee grants vest over approximately three years and have adjustable ranges from 0 - 200% of target subject to the level of performance attained in the respective award agreement. The employee grants with a relative Total Shareholder Return condition were valued using a Monte Carlo simulation, the terms of which are outlined below.

(4)	These shares vest over approximately three to four years.

(5)	Shares issued in fiscal 2021 for the fiscal 2020 restricted stock granted for annual bonus were at 105% of target.

(6)	These shares vest over approximately one to three years.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2021 were valued using a Monte Carlo simulation at $53.69 per share. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.2% and a risk-free interest rate of 0.2%. In addition, we had a subsequent grant for an individual valued using a Monte Carlo simulation at $70.80 per share, using an expected term of 2.9 years, an expected volatility of 47.0% and a risk free rate of 0.3%. We amortize these costs on a straight-line basis over the explicit service period.

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The employee grants with a relative Total Shareholder Return market condition in fiscal 2020 were valued using a Monte Carlo simulation at $45.14 per share. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 27.5% and a risk-free interest rate of 1.3%. We amortize these costs on a straight-line basis over the explicit service period.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2019 were valued using a Monte Carlo simulation at $42.64 per share. The significant assumptions used in valuing these grants included: an expected term of 2.9 years, an expected volatility of 27.2% and a risk-free interest rate of 2.4%. We amortize these costs on a straight-line basis over the explicit service period.

Expense is recognized on restricted stock grants on a straight-line basis over the explicit service period or for performance-based grants over the explicit service period when we estimate that it is probable the performance conditions will be satisfied. Expense recognized on grants with a performance condition that affects how many shares are ultimately awarded is based on the number of shares expected to be awarded.

The following table represents a summary of restricted stock vested and released in fiscal 2021, 2020 and 2019 (in millions, except shares):

	2021	2020	2019
Shares of restricted stock vested and released	3,194,223	766,431	2,933,556
Aggregate fair value of restricted stock vested and released	$125.1	$29.6	$115.2

The shares vested and released in fiscal 2021 reflect the vesting of the fiscal 2020 grants for annual bonus that vested at 105% of target and the fiscal 2018 grants, with a Cash Flow Per Share performance condition that vested at 89.3% of target, as well as certain shares with a service condition. The shares vested and released in fiscal 2020 reflect the vesting of the fiscal 2017 grants, with a Cash Flow Per Share performance condition that vested at 98.8% of target, as well as certain shares with a service condition. The shares vested and released in fiscal 2019 reflect the vesting of the fiscal 2016 grants, with a Cash Flow Per Share performance condition that vested at 200% of target, as well as certain shares with a performance and/or service condition.

Employee Stock Purchase Plan

At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company Employee Stock Purchase Plan ("ESPP"). Under the ESPP, shares of Common Stock are reserved for purchase by our qualifying employees. The ESPP allowed for the purchase of a total of approximately 2.5 million shares of Common Stock. During fiscal 2021, 2020 and 2019, employees purchased approximately 0.3 million, 0.4 million and 0.4 million shares, respectively, under the ESPP. We recognized $1.9 million, $2.1 million and $1.2 million of expense for fiscal 2021, 2020 and 2019, respectively, related to the 15% discount on the purchase price allowed to employees. As of September 30, 2021, adjusted for the spinoff of our Specialty Chemicals business in 2016, approximately 1.3 million shares of Common Stock remained available for purchase under the ESPP.

Note 21. Earnings per Share

The restricted stock awards that we grant to non-employee directors are considered participating securities as they receive non-forfeitable rights to dividends at the same rate as our Common Stock. As participating securities, we include these instruments in the earnings allocation in computing earnings per share under the two-class method described in ASC 260, "Earnings per Share." The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in millions, except per share data):

		September 30,
	2021	2020	2019
Numerator:
Net income (loss) attributable to common stockholders	$838.3	$(690.9)	$862.9
Less: Distributed and undistributed income available to participating securities	(0.2)	(0.1)	(0.1)

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		September 30,
	2021	2020	2019
Distributed and undistributed income (loss) available to common stockholders	$838.1	$(691.0)	$862.8

Denominator:
Basic weighted average shares outstanding	265.2	259.2	256.6
Effect of dilutive stock options and non-participating securities	2.3		2.5
Diluted weighted average shares outstanding	267.5	259.2	259.1

Basic earnings (loss) per share attributable to common stockholders	$3.16	$(2.67)	$3.36

Diluted earnings (loss) per share attributable to common stockholders	$3.13	$(2.67)	$3.33

Options and restricted stock in the amount of 0.5 million, 4.2 million and 1.3 million common shares in fiscal 2021, 2020 and 2019, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive. The dilutive impact of the remaining awards outstanding in each year were included in the effect of dilutive securities.

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Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

WestRock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestRock Company and subsidiaries (the Company) as of September 30, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 19, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Consumer Packaging Reporting Unit

Description of the Matter

As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. This requires management to estimate the fair value of the reporting units with goodwill allocated to them. The Company estimates the fair value based on a combination of the discounted cash flow method and guideline company method. As of September 30, 2021, the Company’s goodwill balance was $5,959.2 million, of which $2,295.9 million related to the Consumer Packaging reporting unit.

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Auditing management’s goodwill impairment tests involved especially subjective judgements due to the significant estimation required in determining the fair value of the reporting units. In particular, the estimates of the fair values of the Company’s reporting units are sensitive to assumptions such as the discount rate, EBITDA multiples and expected future net cash flows, including projected operating results, long term growth rate, capital expenditures and tax rates, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the estimation of the fair value of the reporting unit, including the Company’s controls over the valuation model, the mathematical accuracy of the valuation model and development of underlying assumptions used to estimate such fair value of the reporting unit. We also tested management’s review of the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

To test the estimated fair value of the Company’s reporting unit, our audit procedures included, among others, assessing the valuation methodology, determination of the guideline public companies, and the underlying data used by the Company in its analysis, including testing the significant assumptions discussed above. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s assumptions of future expected net cash flows and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and the significant assumptions, including the discount rate used in determining the fair value of the reporting unit. We also tested the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

Uncertain Tax Positions

Description of the Matter

As discussed in Note 6 to the consolidated financial statements, the Company has unrecognized income tax benefits of $199.5 million related to its uncertain tax positions at September 30, 2021. The Company uses significant judgement in (1) determining whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (2) in measuring the tax benefit as the largest amount of benefit which is more likely than not to be realized upon ultimate settlement. The Company does not record any benefit for the tax positions that do not meet the more-likely-than-not initial recognition threshold.

Auditing management’s analysis of its uncertain tax positions and resulting unrecognized income tax benefits involved especially subjective and complex judgements because each tax position carries unique facts and circumstances that require interpretation of laws, regulations and legal rulings, and other factors.

How We Addressed the Matter in Our Audit

We tested the Company’s controls that address the risks of material misstatement relating to uncertain tax positions. For example, we tested controls over management’s application of the two-step recognition and measurement principles, including management’s review of the inputs and resulting calculations of unrecognized income tax benefits.

To test the Company’s measurement and recording of its uncertain tax positions, our audit procedures included, among others, inspecting the Company’s analysis and related tax opinions to evaluate the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For example, we compared the recorded unrecognized income tax benefits to similar positions in prior periods and assessed management’s consideration of current tax controversy and litigation trends in similar positions challenged by tax authorities. In addition, we involved tax subject matter resources to evaluate the application of relevant tax laws in the Company’s recognition determination. We also evaluated the Company’s income tax disclosures in relation to these matters included in Note 6 to the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s or its predecessor’s auditor since at least 1975, but we are unable to determine the specific year.

Atlanta, Georgia

November 19, 2021

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